   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1997
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        STANDARD MANAGEMENT CORPORATION
             (Exact Name of Registrant as Specified in Its charter)

            INDIANA                          6719                         35-1773567
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                             9100 KEYSTONE CROSSING
                          INDIANAPOLIS, INDIANA 46240
                                 (317) 574-6200
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)

                                STEPHEN M. COONS
                             9100 KEYSTONE CROSSING
                          INDIANAPOLIS, INDIANA 46240
                                 (317) 574-6200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------
                                   Copies To:
                                 JOHN M. O'HARE
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603

     APPROXIMATE DATE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of Standard Acquisition Corporation, a wholly owned subsidiary of Standard Management Corporation ("SMC"), with and into Savers Life Insurance Company ("Savers Life"), pursuant to the Merger Agreement described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                         PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                   AMOUNT TO BE     OFFERING PRICE       AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED               REGISTERED         PER SHARE     OFFERING PRICE(1)  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, without par value.......        (2)               (2)           $21,090,841       $6,392(3)(4)
================================================================================================================

(1) Based on the maximum aggregate value of the shares of SMC Common Stock issuable in the Merger assuming the exercise of all currently outstanding options of to purchase shares of Savers Life Common Stock and the payment of the maximum possible Performance Premium.

(2) The amount to be registered and the proposed maximum offering price per share have been omitted pursuant to Rule 457(o) under the Securities Act.

(3) The registration fee was calculated pursuant to Rule 457(o) under the Securities Act.

(4) Pursuant to Rule 457(b) under the Securities Act, $3,495 of the registration fee was paid on February 19, 1997 in connection with the filing of preliminary proxy materials.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                         SAVERS LIFE INSURANCE COMPANY
                      WINSTON-SALEM, NORTH CAROLINA 27106
                                 (910) 759-3888

                                                              September 19, 1997

Dear Stockholder:

     We are pleased to invite you to a Special Meeting of Stockholders of Savers Life Insurance Company ("Savers Life") to be held on Wednesday, October 22, 1997, at 11:00 A.M., local time, at the Graylyn International Conference Center, 1900 Reynolda Road, Winston-Salem, North Carolina.

     Savers Life has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 19, 1996, as amended, among Standard Management Corporation ("SMC"), Standard Acquisition Corporation, a wholly-owned subsidiary of SMC ("SAC"), and Savers Life pursuant to which SAC would merge with and into Savers Life and the stockholders of Savers Life would receive for each share of Common Stock, no par value, of Savers Life ("Savers Life Common Stock"), held by them immediately prior to the Effective Time of the Merger (1) $1.50 in cash or, at the election of each stockholder, $1.50 in value of Common Stock, without par value, of SMC ("SMC Common Stock"), (2) $6.50 in value of shares of SMC Common Stock, plus (3) rights to certain performance premiums, if any. At the Special Meeting, you will be asked to approve the Merger Agreement.

     After careful consideration, your Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby. The Board believes that the proposed Merger is fair, equitable and in the best interests of Savers Life and its stockholders and recommends that you vote FOR the proposal to approve the Merger Agreement. The accompanying Proxy Statement/Prospectus provides a detailed description of the proposed transactions. Please give this material your thoughtful attention.

     Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Savers Life Common Stock. Accordingly, your vote is very important. To ensure that your shares are represented, please vote, date, sign and mail the enclosed proxy in the envelope provided, whether or not you expect to be present at the Special Meeting.

     PLEASE NOTICE THAT, IF YOU DESIRE TO ELECT TO RECEIVE SHARES OF SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION IN EXCHANGE FOR YOUR SHARES OF SAVERS LIFE COMMON STOCK, YOU MUST SUBMIT THE ENCLOSED FORM OF ELECTION, IN ACCORDANCE WITH THE INSTRUCTIONS ON THAT FORM, NO LATER THAN 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. PLEASE SEND THE FORM OF ELECTION TO SAVERS LIFE WITH YOUR PROXY.

     STOCKHOLDERS DESIRING TO KNOW THE EXCHANGE RATIO TO BE USED FOR DETERMINING THE NUMBER OF SHARES OF SMC COMMON STOCK TO BE RECEIVED FOR EACH SHARE OF SAVERS LIFE COMMON STOCK AS A RESULT OF THE MERGER MAY CALL 1-800-642-0483, EXTENSION 112, AFTER OCTOBER 17, 1997.

                                          Sincerely,

                                          Jerry D. Stoltz, Sr.
                                          President

                         SAVERS LIFE INSURANCE COMPANY

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 22, 1997

To the Stockholders of Savers Life Insurance Company:

     A Special Meeting of Stockholders of Savers Life Insurance Company ("Savers Life") will be held at 11:00 A.M., local time, on Wednesday, October 22, 1997, at the Graylyn International Conference Center, 1900 Reynolda Road, Winston-Salem, North Carolina, for the following purposes:

     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of December 19, 1996, as amended (the "Merger Agreement"), among Standard Management Corporation ("SMC"), Standard Acquisition Corporation, a wholly-owned subsidiary of SMC ("SAC"), and Savers Life.

     2. To transact such other business as may be properly brought before the meeting.

     As described more fully in the accompanying Proxy Statement/Prospectus, the Merger Agreement provides for, among other things:

          (i) the merger (the "Merger") of SAC with and into Savers Life; and

          (ii) the conversion of each share of Savers Life Common Stock outstanding immediately prior to the Merger (other than shares held by Savers' stockholders who properly exercise their dissenters' appraisal rights under North Carolina law) into (1) $1.50 in cash or, at the election of the holder thereof, $1.50 in value of Common Stock, without par value, of SMC ("SMC Common Stock"), (2) $6.50 in value of shares of SMC Common Stock, plus (3) rights to certain performance premiums, if any.

     After careful consideration, your Board of Directors unanimously approved the Merger Agreement. The Board recommends that you vote FOR the proposal to approve the Merger Agreement.

     Stockholders of record at the close of business on August 22, 1997, are entitled to notice of and to vote at the meeting.

     Under North Carolina law, the affirmative vote of holders of a majority of the outstanding shares of Savers Life Common Stock is required to approve the Merger Agreement. It is, therefore, important that your shares be represented at the Special Meeting regardless of the number of shares you may hold. ANY STOCKHOLDER SHALL HAVE THE RIGHT TO OBJECT TO THE MERGER AND TO RECEIVE PAYMENT OF THE FAIR VALUE OF HIS SHARES OF SAVERS LIFE COMMON STOCK UPON COMPLIANCE WITH
SECTION 55-13-01, ET. SEQ., OF THE NORTH CAROLINA BUSINESS CORPORATION ACT. FOR A DESCRIPTION OF DISSENTERS' APPRAISAL RIGHTS, SEE THE INFORMATION PROVIDED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS UNDER THE CAPTION "DISSENTERS' RIGHTS." See also Annex B to the accompanying Proxy Statement/Prospectus for the text of Sections 55-13-01 through 55-13-31 of the North Carolina Business Corporation Act. Notwithstanding the above, under the Merger Agreement, if the holders of more than 5% of Savers Life Common Stock exercise dissenters' appraisal rights, then SMC has the right to terminate the Merger Agreement, unless it waives such right.

     STOCKHOLDERS ARE URGED TO VOTE, SIGN AND MAIL THE ACCOMPANYING PROXY IN THE ENVELOPE PROVIDED, WHETHER OR NOT THEY EXPECT TO BE PRESENT AT THE SPECIAL MEETING.

     Please check to be certain of the manner in which your shares are registered -- whether individually, as joint tenants, or in a representative capacity -- and sign the proxy accordingly. Failure to do so may disqualify your vote.

                                          Patricia G. Landy
                                          Secretary

Winston-Salem, North Carolina
September 19, 1997

                                   IMPORTANT

    STOCKHOLDERS ARE URGED TO FILL OUT, DATE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE AS PROMPTLY AS POSSIBLE, EVEN THOUGH THEY PLAN TO ATTEND THE MEETING. ANY STOCKHOLDER PRESENT AT THE MEETING MAY, NEVERTHELESS, VOTE PERSONALLY ON ALL MATTERS.

    PLEASE NOTE THAT, IF YOU DESIRE TO ELECT TO RECEIVE SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION IN EXCHANGE FOR YOUR SHARES OF SAVERS LIFE COMMON STOCK, YOU MUST SUBMIT THE ENCLOSED FORM OF ELECTION, IN ACCORDANCE WITH THE INSTRUCTIONS ON THAT FORM, NO LATER THAN 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. PLEASE SEND THE FORM OF ELECTION TO SAVERS LIFE WITH YOUR PROXY.

    STOCKHOLDERS DESIRING TO KNOW THE EXCHANGE RATIO TO BE USED FOR DETERMINING THE NUMBER OF SHARES OF SMC COMMON STOCK TO BE RECEIVED FOR EACH SHARE OF SAVERS LIFE COMMON STOCK AS A RESULT OF THE MERGER MAY CALL 1-800-642-0483, EXTENSION 112, AFTER OCTOBER 17, 1997.

                        STANDARD MANAGEMENT CORPORATION
                             9100 KEYSTONE CROSSING
                          INDIANAPOLIS, INDIANA 46240

                                                              September 19, 1997

To the Stockholders of
  STANDARD MANAGEMENT CORPORATION

     You are cordially invited to attend the 1997 Annual Meeting of Stockholders of Standard Management Corporation ("SMC") to be held at 9:30 a.m., local time, on Wednesday, October 22, 1997, at the Woodland Country Club, 100 Woodland Lane, Carmel, Indiana.

     At the SMC Annual Meeting, holders of Common Stock, without par value of SMC ("SMC Common Stock") will be asked to consider and act upon a proposal to approve the issuance (the "Common Stock Issuance") of SMC Common Stock pursuant to the Agreement and Plan of Merger dated as of December 19, 1996, as amended (the "Merger Agreement"), among SMC, Standard Acquisition Corporation, a wholly-owned subsidiary of SMC ("SAC"), and Savers Life Insurance Company ("Savers Life"). The Merger Agreement provides for the merger (the "Merger") of SAC with and into Savers Life, with Savers Life surviving as a wholly-owned subsidiary of SMC. Subject to the terms and conditions of the Merger Agreement, holders of Savers Life Common Stock will receive the following consideration for each share of Savers Life Common Stock held immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger: (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (ii) $6.50 in value of shares of SMC Common Stock, plus
(iii) the right to receive the Performance Premium (as defined in the accompanying Proxy Statement/Prospectus), if any.

     The SMC Board of Directors (the "SMC Board") has unanimously determined that the Merger and the Common Stock Issuance are advisable and fair to and in the best interests of SMC and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE SMC BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SMC VOTE IN FAVOR OF APPROVAL OF THE COMMON STOCK ISSUANCE AT THE SMC ANNUAL MEETING.

     At the SMC Annual Meeting, holders of SMC Common Stock will also be asked to consider and act upon proposals to: (i) elect directors, (ii) approve an amendment (the "Stock Option Plan Amendment") to SMC's Amended and Restated 1992 Stock Option Plan and (iii) ratify the appointment of SMC's principal independent auditors, and to transact such other business as may properly come before the SMC Annual Meeting. Consummation of the Merger is not contingent upon the approval of any proposal to be considered at the SMC Annual Meeting other than the proposal to approve the Common Stock Issuance. THE SMC BOARD UNANIMOUSLY APPROVED AND RECOMMENDS A VOTE FOR: EACH PERSON NOMINATED BY THE SMC BOARD TO SERVE AS A MEMBER OF THE SMC BOARD, THE STOCK OPTION PLAN AMENDMENT AND RATIFICATION OF THE APPOINTMENT OF SMC'S PRINCIPAL INDEPENDENT AUDITORS.

     Regardless of your plans for attending in person, it is important that your shares be represented at the meeting. Therefore, please complete, sign, date and return the enclosed proxy card in the enclosed, post-paid envelope. This will enable you to vote on the business to be transacted whether or not you attend the meeting.

     We look forward to seeing you at the 1997 Annual Meeting.

                                          Sincerely,

                                          Ronald D. Hunter
                                          Chairman, President and
                                          Chief Executive Officer

                        STANDARD MANAGEMENT CORPORATION

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 22, 1997

To the Stockholders of
  STANDARD MANAGEMENT CORPORATION:

     The Annual Meeting of Stockholders (the "SMC Annual Meeting") of Standard Management Corporation ("SMC") will be held at 9:30 a.m., local time, on Wednesday, October 22, 1997, at the Woodland Country Club, 100 Woodland Lane, Carmel, Indiana, to consider and vote on the following matters:

     Proposal 1. To approve the issuance of SMC Common Stock in connection with the acquisition by SMC of Savers Life Insurance Company;

     Proposal 2. To elect three Class II directors to the Board of Directors of
                 SMC for a term of three years;

     Proposal 3. To approve an amendment to SMC's Amended and Restated 1992
                 Stock Option Plan to increase the number of shares of SMC Common Stock available for issuance pursuant thereto from 1,500,000 to 2,500,000 and to allow the Board of Directors of SMC to vary, from year to year, the number of shares subject to options granted to Outside Directors; and

     Proposal 4. To ratify the appointment of Ernst & Young LLP as principal independent auditors for SMC for the year ending December 31, 1997.

     These items are more fully described in the accompanying Proxy Statement/Prospectus. In addition, the stockholders will transact such other business as may properly come before the SMC Annual Meeting or any adjournment or postponements thereof. Only stockholders of record at the close of business on August 22, 1997 are entitled to notice of, and to vote at, the SMC Annual Meeting or any adjournments thereof.

     Your attention is directed to the accompanying Proxy Statement/Prospectus and proxy card. Whether or not you plan to attend the SMC Annual Meeting in person, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed, post-paid envelope. If you attend the SMC Annual Meeting and wish to vote in person, you may withdraw your proxy and vote your shares personally.

                                          By order of the Board of Directors

                                          Stephen M. Coons
                                          Executive Vice President and Secretary
September 19, 1997
Indianapolis, Indiana

                             SUBJECT TO COMPLETION
                               SEPTEMBER 11, 1997

                        STANDARD MANAGEMENT CORPORATION
                                      AND

                         SAVERS LIFE INSURANCE COMPANY
                             JOINT PROXY STATEMENT
                           -------------------------

                        STANDARD MANAGEMENT CORPORATION
                                   PROSPECTUS
                           -------------------------
     This Joint Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of Common Stock, without par value ("SMC Common Stock"), of Standard Management Corporation, an Indiana corporation ("SMC"), in connection with the solicitation of proxies by the Board of Directors of SMC (the "SMC Board") for use at its Annual Meeting of Stockholders to be held at the Woodland Country Club, 100 Woodland Lane, Carmel, Indiana, on October 22, 1997 at 9:30 a.m., local time, and any adjournments or postponements thereof (the "SMC Annual Meeting").

     This Proxy Statement/Prospectus is also being furnished to the holders of Common Stock, no par value ("Savers Life Common Stock"), of Savers Life Insurance Company, a North Carolina domestic stock insurance company ("Savers Life"), in connection with the solicitation of proxies by the Board of Directors of Savers Life (the "Savers Life Board") for use at its Special Meeting of Stockholders to be held at the Graylyn International Conference Center, 1900 Reynolda Road, Winston-Salem, North Carolina, on October 22, 1997 at 11:00 a.m., local time, and any adjournments thereof (the "Savers Life Special Meeting").

     This Proxy Statement/Prospectus relates to the Agreement and Plan of Merger dated as of December 19, 1996, as amended February 17, 1997, May 7, 1997, June 27, 1997 and July 31, 1997 (the "Merger Agreement"), among SMC, Standard Acquisition Corporation, a North Carolina corporation and wholly-owned subsidiary of SMC ("SAC"), and Savers Life. The Merger Agreement provides for the merger (the "Merger") of SAC with and into Savers Life, with Savers Life surviving as a wholly-owned subsidiary of SMC. Subject to the terms and conditions of the Merger
                                                        (continued on next page)

     SEE "RISK FACTORS" COMMENCING ON PAGE 24 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF SAVERS LIFE COMMON STOCK AND SMC COMMON STOCK BEFORE VOTING ON MATTERS PERTAINING TO THE MERGER.

     The consummation of the Merger is subject, among other things, to (i) the approval of the Merger Agreement by a majority of the votes entitled to be cast at the Savers Life Special Meeting; (ii) the approval of the issuance of SMC Common Stock: (a) pursuant to the Merger in accordance with the terms of the Merger Agreement and (b) upon the payment of the Performance Premium (collectively, the "Common Stock Issuance") by a majority of the votes cast on the proposal to approve the Common Stock Issuance at the SMC Annual Meeting; and
(iii) the receipt of certain regulatory approvals.

     The holders of SMC Common Stock will also be asked to consider and vote upon (i) the election of directors; (ii) an amendment (the "Stock Option Plan Amendment") to SMC's Amended and Restated 1992 Stock Option Plan (the "Stock Option Plan"); and (iii) ratification of the appointment of SMC's principal independent auditors. CONSUMMATION OF THE MERGER IS NOT CONTINGENT UPON THE APPROVAL OF ANY PROPOSAL TO BE CONSIDERED AT THE SMC ANNUAL MEETING OTHER THAN THE PROPOSAL TO APPROVE THE COMMON STOCK ISSUANCE.

     This Proxy Statement/Prospectus also constitutes the Prospectus of SMC filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of SMC Common Stock constituting the Common Stock Issuance.

     SMC Common Stock trades on Nasdaq under the symbol "SMAN." There is no established public trading market for Savers Life Common Stock. On December 20, 1996, the last trading day ending prior to the public announcement of the execution of the Merger Agreement, the last reported sale price of SMC Common Stock, as reported by Nasdaq, was $4.375 per share. On September 16, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last
reported sale price of SMC Common Stock, as reported by Nasdaq, was $[      ]
per share.

     This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of SMC and Savers Life on or about September 19, 1997.
                           -------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

       The date of this Proxy Statement/Prospectus is September 17, 1997.

(continued from previous page)

Agreement, holders of Savers Life Common Stock will receive the following consideration for each share of Savers Life Common Stock held immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger: (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the average of the closing trading prices as reported by The Nasdaq National Market ("Nasdaq") (the "Average Trading Price") of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting, plus (iii) the right to receive the Performance Premium (as hereinafter defined), if any. Assuming that the number of shares of Savers Life Common Stock outstanding immediately prior to the Effective Time is the same as the number outstanding at the close of business on August 1, 1997, the aggregate Merger consideration will be $14,239,264 plus any Performance Premium payable in the future. The actual number of shares of SMC Common Stock issued to holders of Savers Life Common Stock will vary depending upon the Average Trading Price of SMC Common Stock, the extent to which stockholders of Savers Life elect to receive SMC Common Stock in lieu of cash for the $1.50 portion of the merger consideration and the amount of any Performance Premium. If the Average Trading Price of SMC Common Stock for the applicable period is $7.00 and disregarding the Performance Premium, based on the number of shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997, holders of Savers Life Common Stock will receive an aggregate of between approximately 1,652,772 and 2,034,181 newly issued shares of SMC Common Stock upon consummation of the Merger depending upon the extent to which such holders elect to receive shares of SMC Common Stock in lieu of the $1.50 per share cash consideration they would otherwise be entitled to receive. There can be no assurance that any Performance Premium will be earned; however, for a table illustrating a range of number of shares which may be issued if a Performance Premium is earned, see "THE MERGER AGREEMENT -- Performance Premium." Notwithstanding the foregoing, holders of Savers Life Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their stock upon full compliance with Section 55-13-01, et. seq., of the North Carolina Business Corporation Act (the "NCBCA"). A vote in favor of the Merger proposal precludes the exercise of dissenters' rights; an abstention, a failure to vote or a vote against the Merger proposal neither waives the right to dissent nor constitutes notice of intent to exercise dissenters' rights. See "DISSENTERS' RIGHTS." If holders of more than 5% of the shares of Savers Life Common Stock outstanding immediately prior to the Effective Time properly demand dissenters' rights, SMC will have the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     HOLDERS OF SAVERS LIFE COMMON STOCK WHO WISH TO RECEIVE SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO SAVERS LIFE BY 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. HOLDERS OF SAVERS LIFE COMMON STOCK WHO DO NOT WISH TO RECEIVE SHARES OF SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION NEED NOT RETURN SUCH FORM OF ELECTION.

     STOCKHOLDERS DESIRING TO KNOW THE EXCHANGE RATIO TO BE USED FOR DETERMINING THE NUMBER OF SHARES OF SMC COMMON STOCK TO BE RECEIVED FOR EACH SHARE OF SAVERS LIFE COMMON STOCK AS A RESULT OF THE MERGER MAY CALL 1-800-642-0483, EXTENSION 112, AFTER OCTOBER 17, 1997.

     HOLDERS OF SMC COMMON STOCK AND HOLDERS OF SAVERS LIFE COMMON STOCK MAY SUBMIT OR REVOKE PROXIES BY FACSIMILE TRANSMISSION. SEE "SMC ANNUAL MEETING -- PROXIES" AND "SAVERS LIFE SPECIAL MEETING -- PROXIES."

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................     1
INCORPORATION OF DOCUMENTS BY REFERENCE.....................     1
SUMMARY.....................................................     3
  SMC Annual Meeting........................................     3
  Savers Life Special Meeting...............................     3
  Parties to the Merger Agreement...........................     4
  The Merger................................................     5
  The Merger Agreement......................................     7
  Comparative Rights of Stockholders; Description of SMC
     Common Stock...........................................    10
  Dissenters' Rights........................................    10
  SMC Selected Historical Financial Data....................    11
  Savers Life Selected Historical Financial Data............    13
  SMC Selected Unaudited Pro Forma Combined Financial
     Data...................................................    14
  Comparative Per Share Data of SMC and Savers Life.........    22
  Market Prices and Dividends Paid..........................    23
RISK FACTORS................................................    24
SMC ANNUAL MEETING..........................................    28
  Date, Place and Time......................................    28
  Purpose...................................................    28
  Record Date; Voting Rights................................    28
  Quorum....................................................    28
  Proxies...................................................    29
  Solicitation of Proxies...................................    29
  Required Vote.............................................    29
  Dissenters' Rights........................................    30
SAVERS LIFE SPECIAL MEETING.................................    30
  Date, Place and Time......................................    30
  Purpose...................................................    30
  Record Date; Voting Rights................................    30
  Quorum....................................................    30
  Proxies...................................................    31
  Solicitation of Proxies...................................    31
  Required Vote.............................................    31
  Dissenters' Rights........................................    32
PARTIES TO THE MERGER AGREEMENT.............................    32
  SMC.......................................................    32
  Savers Life...............................................    32
  SAC.......................................................    32
THE MERGER..................................................    33
  General...................................................    33
  Background of the Merger..................................    33
  SMC's Reasons for the Merger; Recommendation of its Board
     of Directors...........................................    37
  Savers Life's Reasons for the Merger; Recommendation of
     its Board of Directors.................................    38
  Interests of Certain Persons in the Merger................    39
  Material Federal Income Tax Consequences..................    40
  Anticipated Accounting Treatment..........................    42
  Regulatory Approvals......................................    42
  Percentage Ownership Interest of Savers Life Stockholders
     After the Merger.......................................    42
  Operation of Savers Life After the Effective Time.........    42

  Resales of SMC Common Stock...............................    43
THE MERGER AGREEMENT........................................    43
  Conversion of Shares in the Merger........................    43
  No Fractional Shares......................................    44
  Adjustment of Exchange Ratio..............................    44
  Performance Premium.......................................    44
  Exchange Agent; Procedures for Exchange of Certificates
     and Delivery of Cash...................................    47
  Stock Options.............................................    48
  Representations and Warranties............................    48
  Conduct of Business Pending the Merger....................    48
  Conditions Precedent to the Merger........................    49
  Termination...............................................    51
  Fees and Expenses.........................................    52
  Amendment and Waiver; Governing Law.......................    52
VOTING AGREEMENTS...........................................    53
DESCRIPTION OF SMC COMMON STOCK.............................    53
COMPARATIVE RIGHTS OF STOCKHOLDERS..........................    54
  Common Stock..............................................    54
  Preferred Stock...........................................    54
  Voting....................................................    54
  Directors.................................................    55
  Dissenters' Rights........................................    55
  Stockholder Suits.........................................    56
  Amendment of Charter and Bylaws...........................    56
  Nominations of Directors and Business Presented at Annual
     Meetings...............................................    56
  Indemnification and Limitation of Liability...............    57
  Provisions Applicable to Business Combinations and Changes
     in Control.............................................    57
DISSENTERS' RIGHTS..........................................    58
ELECTION OF DIRECTORS OF SMC................................    59
  Nominees for Directors....................................    59
  Members of SMC Board Continuing in Office.................    60
PROPOSAL TO APPROVE STOCK OPTION PLAN AMENDMENT.............    61
  Overview..................................................    61
  Description of the Stock Option Plan......................    62
RATIFICATION OF APPOINTMENT OF SMC'S PRINCIPAL INDEPENDENT
  AUDITORS..................................................    63
ADDITIONAL INFORMATION REGARDING SMC........................    64
  Business of SMC...........................................    64
     Introduction...........................................    64
     Acquisition Strategy...................................    65
     Marketing..............................................    66
     Products...............................................    68
     Operations.............................................    72
     Investments............................................    73
     Separate Accounts......................................    76
     Underwriting...........................................    76
     Reserves...............................................    77
     Reinsurance............................................    77
     Competition............................................    80
     Federal Income Taxation................................    81

     Inflation..............................................    81
     Foreign Operations and Currency Risk...................    82
     Regulatory Factors.....................................    82
     Employees..............................................    86
     Properties.............................................    87
     Legal Proceedings......................................    87
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................    88
     Introduction...........................................    88
     Discussion of Changes in the Consolidated Statement of
      Operations from Six Months Ended June 30, 1997 to Six
      Months Ended June 30, 1996............................    91
     Discussion of Changes in the Consolidated Statement of
      Operations from Year Ended December 31, 1996 to Year
      Ended December 31, 1995...............................    94
     Discussion of Changes in the Consolidated Statement of
      Operations from Year Ended December 31, 1995 to Year
      Ended December 31, 1994...............................    97
     Liquidity and Capital Resources........................    99
     Factors That May Affect Future Results.................   104
  Directors and Executive Officers..........................   106
     Directors and Executive Officers.......................   106
     Directors Meetings and Committees of SMC Board.........   106
     Compensation of Directors..............................   107
     Report of The Compensation Committee of The Board of
      Directors.............................................   107
     Report on Repricing of Options.........................   109
  Executive Compensation....................................   110
     Summary Compensation Table.............................   110
     Option Grants In Last Fiscal Year......................   111
     Aggregated Option Exercises in Last Fiscal Year and
      FY-End Option Values..................................   112
     Employment Agreements..................................   112
     Ten-Year Option Repricing Table........................   114
     Compensation Committee Interlocks and Insider
      Participation.........................................   114
  Voting Securities and Principal Holders Thereof...........   115
  Stock Performance Graph...................................   117
  Certain Relationships and Related Transactions............   117
ADDITIONAL INFORMATION REGARDING SAVERS LIFE................   118
  Description of Business...................................   118
     Introduction...........................................   118
     Marketing..............................................   118
     Products...............................................   119
     Operations.............................................   123
     Investments............................................   123
     Underwriting...........................................   126
     Reserves...............................................   126
     Reinsurance............................................   127
     Competition............................................   127
     Federal Income Taxation................................   128
     Inflation..............................................   128
     Regulatory Factors.....................................   128
     Employees..............................................   130
     Properties.............................................   131
     Legal Proceedings......................................   131
  Market Price and Dividends on Savers Life Common Stock and
     Related Stockholder Matters............................   131
  Voting Securities and Principal Holders Thereof...........   132
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   134

     Introduction...........................................   134
     Discussion of Changes in the Statement of Operations
      from Six Months Ended June 30, 1997 to Six Months
      Ended June 30, 1996...................................   135
     Discussion of Changes in the Statement of Operations
      from Year Ended December 31, 1996 to Year Ended
      December 31, 1995.....................................   136
     Discussion of Changes in the Statement of Operations
      from Year Ended December 31, 1995 to Year Ended
      December 31, 1994.....................................   138
     Liquidity and Capital Resources........................   139
EXPERTS.....................................................   141
LEGAL OPINIONS..............................................   141
STOCKHOLDER PROPOSALS.......................................   141
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.....   141
ANNUAL REPORT TO STOCKHOLDERS OF SMC........................   142
OTHER MATTERS...............................................   142
GLOSSARY....................................................   143
SMC CONSOLIDATED FINANCIAL STATEMENTS.......................   F-1
SAVERS LIFE FINANCIAL STATEMENTS............................  F-48
SMC UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.......  F-75

Annex A   Merger Agreement
Annex B   Sections 55-13-01 through 55-13-31 of the NCBCA
Annex C   Amended and Restated SMC Stock Option Plan

                             AVAILABLE INFORMATION

     SMC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants who file electronically with the SEC. SMC files electronically with the SEC. Copies of such materials relating to SMC can also be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.

     This Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the Exhibits thereto for further information. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an Exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete and reference is hereby made to the copy thereof so filed for more detailed information, each such statement being qualified in its entirety by such reference.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS PREVIOUSLY FILED BY SMC WITH THE SEC THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF SAVERS LIFE COMMON STOCK OR SMC COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO STANDARD MANAGEMENT CORPORATION, 9100 KEYSTONE CROSSING, INDIANAPOLIS, INDIANA 46240, ATTENTION: KEVIN WEDMORE (TELEPHONE NUMBER (317) 574-6200). IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE SAVERS LIFE SPECIAL MEETING OR THE SMC ANNUAL MEETING, AS THE CASE MAY BE, ANY REQUEST THEREFOR SHOULD BE MADE NOT LATER THAN OCTOBER 15, 1997.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents heretofore filed by SMC with the SEC (file number 0-20882) pursuant to the Exchange Act are incorporated herein by reference:

     1. SMC's Annual Report on Form 10-K, as amended by SMC's Annual Reports on Form 10-K/A No. 1 and Form 10-K/A No. 2 for the year ended December 31, 1996;

     2. SMC's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, as amended by SMC's Quarterly Reports on Form 10-Q/A No. 1 for the quarters ended March 31, 1997 and June 30, 1997, respectively;

     3. SMC's Current Reports on Form 8-K dated January 22, 1997, January 24, 1997, as amended by SMC's Current Reports on Form 8-K/A filed February 19, 1997, April 10, 1997, May 20, 1997 and August 29, 1997, and SMC's Current Report on Form 8-K dated February 17, 1997; and

     4. The description of the SMC Common Stock contained in the Registration Statement on Form 8-A filed by SMC with the SEC on November 20, 1992, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by SMC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the SMC Annual Meeting or the Savers Life Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/ Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER SMC OR SAVERS LIFE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SMC OR SAVERS LIFE SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

     As used herein, unless the context otherwise clearly requires, "SMC" refers to Standard Management Corporation and its consolidated subsidiaries and "Standard Management" refers to Standard Management Corporation on an unconsolidated basis. Definitions of certain terms used herein are set forth in the Glossary included in this Proxy Statement/Prospectus. Capitalized terms not defined herein have the respective meanings specified in the Merger Agreement. All financial information contained herein is presented in accordance with generally accepted accounting principles ("GAAP") unless otherwise specified. All information contained herein with respect to SMC Common Stock, including information presented on a per share basis, has been adjusted to reflect a 5% stock dividend effected on June 21, 1996 for holders of record on May 17, 1996. All information contained herein with respect to Savers Life Common Stock, including information presented on a per share basis, has been adjusted to reflect a five-for-four stock split paid on January 21, 1994 to holders of record on December 31, 1993.
                            ------------------------

     ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SMC AND SAC HAS BEEN PROVIDED BY SMC. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SAVERS LIFE HAS BEEN PROVIDED BY SAVERS LIFE.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy
Statement/Prospectus and the Annexes hereto.

                          ---------------------------

     STOCKHOLDERS OF SMC AND SAVERS LIFE ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY AND SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH HEREIN UNDER "RISK FACTORS."
                          ---------------------------

                               SMC ANNUAL MEETING

     Date, Place and Time. The SMC Annual Meeting will be held on Wednesday, October 22, 1997 at 9:30 a.m., local time, at the Woodland Country Club, 100 Woodland Lane, Carmel, Indiana.

     Purpose. To consider and act upon proposals to: (i) approve the Common Stock Issuance, (ii) elect directors, (iii) approve the Stock Option Plan Amendment and (iv) ratify the appointment of SMC's principal independent auditors, and to transact such other business as may properly come before the SMC Annual Meeting. CONSUMMATION OF THE MERGER IS NOT CONTINGENT UPON THE APPROVAL OF ANY PROPOSAL TO BE CONSIDERED AT THE SMC ANNUAL MEETING OTHER THAN THE PROPOSAL TO APPROVE THE COMMON STOCK ISSUANCE. See "SMC Annual Meeting -- Purpose."

     Record Date, Voting Rights. Only holders of record of SMC Common Stock at the close of business on August 22, 1997 (the "SMC Record Date") are entitled to receive notice of and to vote at the SMC Annual Meeting. At the close of business on August 1, 1997, there were 4,870,240 shares of SMC Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the SMC Annual Meeting. SMC stockholders do not have the right to cumulate votes in the election of directors. See "SMC ANNUAL MEETING -- Record Date; Voting Rights."

     Quorum. The holders of a majority of shares of SMC Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the SMC Annual Meeting in order for a quorum to be present. In the event that a quorum is not present at the SMC Annual Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies. See "SMC Annual Meeting -- Quorum."

     Required Vote. Approval of each of the Common Stock Issuance, the Stock Option Plan Amendment and ratification of the appointment of SMC's principal independent auditors requires the affirmative vote of a majority of the votes cast thereon at the SMC Annual Meeting. Directors are elected by a plurality of votes cast. See "SMC Annual Meeting -- Required Vote."

     Share Ownership of Management. At the close of business on August 1, 1997, directors and executive officers of SMC and their affiliates were the beneficial owners of an aggregate of 1,167,208 (approximately 24.0%) of the shares of SMC Common Stock then outstanding. SMC expects that all such shares will be voted in favor of the Common Stock Issuance, the Stock Option Plan Amendment, ratification of the appointment of SMC's principal independent auditors and for each person nominated by the SMC Board to serve as a member of the SMC Board. See "SMC ANNUAL MEETING -- Required Vote."

                          SAVERS LIFE SPECIAL MEETING

     Date, Place and Time. The Savers Life Special Meeting will be held on Wednesday, October 22, 1997 at 11:00 a.m., local time, at the Graylyn International Conference Center, 1900 Reynolda Road, Winston-Salem, North Carolina.

     Purpose. To consider and vote upon a proposal to approve the Merger Agreement and to transact such other business as may properly come before the Savers Life Special Meeting. See "SAVERS LIFE SPECIAL MEETING -- Purpose."

     Record Date; Voting Rights. Only holders of record of Savers Life Common Stock at the close of business on August 22, 1997 (the "Savers Life Record Date") are entitled to receive notice of and to vote at the Savers Life Special Meeting. At the close of business on August 1, 1997, there were 1,779,908 shares of Savers Life Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the Savers Life Special Meeting. See "SAVERS LIFE SPECIAL MEETING -- Record Date; Voting Rights."

     Quorum. The holders of a majority of shares of Savers Life Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Savers Life Special Meeting in order for a quorum to be present. In the event that a quorum is not present at the Savers Life Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies. See "Savers Life Special Meeting -- Quorum."

     Required Vote. Approval of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of Savers Life Common Stock outstanding on the Savers Life Record Date. See "SAVERS LIFE SPECIAL MEETING -- Required Vote."

     Voting Agreements. Persons who have the power to vote 545,135 shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997 (approximately 30.6%) of the shares of Savers Life Common Stock then outstanding have signed agreements obligating them to vote in favor of approval of the Merger Agreement and against certain other actions. See "VOTING AGREEMENTS."

     Share Ownership of Management. At the close of business on August 1, 1997, directors and officers of Savers Life and their affiliates were the beneficial owners of an aggregate of 554,955 (approximately 31.2%) of the shares of Savers Life Common Stock then outstanding. Such shares include the shares subject to the voting agreements described above. Savers Life expects that all such shares will be voted in favor of approval of the Merger Agreement. See "SAVERS LIFE SPECIAL MEETING -- Required Vote" and "ADDITIONAL INFORMATION REGARDING SAVERS LIFE -- Voting Securities and Principal Holders Thereof."

                        PARTIES TO THE MERGER AGREEMENT

     SMC. SMC is an insurance holding company, which directly and through its subsidiaries acquires and manages in force life insurance and annuity business and distributes life insurance and annuity products issued by its subsidiaries and a select group of unaffiliated insurers. SMC is an Indiana corporation, its principal executive offices are located at 9100 Keystone Crossing, Indianapolis, Indiana 46240, and its telephone number is (317) 574-6200. SMC's active subsidiaries include: (i) Standard Life Insurance Company of Indiana ("Standard Life") and its subsidiary, Dixie National Life Insurance Company ("Dixie National Life"), (ii) Standard Management International S.A. ("Standard Management International") and its subsidiaries, Premier Life (Luxembourg) S.A. ("Premier Life (Luxembourg)") and Premier Life (Bermuda) Ltd. ("Premier Life (Bermuda)"), and (iii) Standard Marketing Corporation ("Standard Marketing"). For further information concerning SMC, see "-- SMC Selected Consolidated Financial Data," "PARTIES TO THE MERGER AGREEMENT -- SMC," "ADDITIONAL INFORMATION REGARDING SMC," "SMC CONSOLIDATED FINANCIAL STATEMENTS," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

     Savers Life. Savers Life is a North Carolina domestic stock insurance company licensed to write life and accident and health insurance. Savers Life's principal products are annuities, Medicare supplement insurance and major medical insurance. Savers Life also sells term life insurance, whole life insurance, annuities issued by another company and sells and administers group health plan products for an HMO. Savers Life's principal executive offices are located at 8064 North Point Boulevard, Winston-Salem, North Carolina 27106, and its telephone number is (910) 759-3888. For further information concerning Savers Life, see "-- Savers Life

Selected Financial Data," "PARTIES TO THE MERGER AGREEMENT -- Savers Life," "ADDITIONAL INFORMATION REGARDING SAVERS LIFE" and "SAVERS LIFE FINANCIAL STATEMENTS."

     SAC. SAC was incorporated in North Carolina on December 12, 1996 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. SAC has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 9100 Keystone Crossing, Indianapolis, Indiana 46240, and its telephone number is (317) 574-6200. For further information concerning SAC, see "PARTIES TO THE MERGER AGREEMENT -- SAC."

                                   THE MERGER

     Recommendation of the SMC Board. The SMC Board has unanimously determined that the Merger and the Common Stock Issuance are advisable and fair to and in the best interests of SMC and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE SMC BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SMC VOTE IN FAVOR OF APPROVAL OF THE COMMON STOCK ISSUANCE AT THE SMC ANNUAL MEETING. See "THE MERGER -- SMC's Reasons for the Merger; Recommendation of its Board of Directors."

     Recommendation of the Savers Life Board. The Savers Life Board has unanimously determined that the Merger is fair, equitable and in the best interests of Savers Life and its stockholders and has unanimously approved the Merger Agreement. THE SAVERS LIFE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SAVERS LIFE VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE SAVERS LIFE SPECIAL MEETING. See "THE MERGER -- Savers Life's Reasons for the Merger; Recommendation of its Board of Directors."

     Interests of Certain Persons in the Merger. No directors or executive officers of Savers Life, other than Mr. Jerry D. Stoltz, Sr., have interests in the Merger in addition to their interests as holders of Common Stock and options to purchase Common Stock of Savers Life. It is a condition to SMC's obligations under the Merger Agreement that it enter into an employment agreement (the "Stoltz Employment Agreement") with Mr. Stoltz. Mr. Stoltz is a member of the Savers Life Board and an executive officer of Savers Life. In addition, pursuant to the terms of the Merger Agreement, Mr. Stoltz will be appointed to the SMC Board immediately following the Effective Time. The other executive officers of Savers Life, Jerry E. Francis, David A. Roberson, Patricia G. Landy and Debra P. Berg have agreements regarding their employment with Savers Life, which agreements will not change as a result of the Merger. Holders of options to purchase Savers Life Common Stock, including, among others, the executive officers of Savers Life, two of whom are also directors of Savers Life, will receive, subject to the terms and conditions of the Merger Agreement, cash in exchange therefor. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT -- Stock Options."

     Material Federal Income Tax Consequences. Under present federal income tax law, assuming that at least eighty percent (80%) of the merger consideration (exclusive of the Performance Premium) is paid in SMC Common Stock to the holders of Savers Life Common Stock, the Merger will constitute a "reorganization" under the Code. Accordingly, no gain or loss will be recognized by SMC, Savers Life or SAC as a result of the Merger.

     In general, a Savers Life stockholder (i) will recognize no gain or loss upon the receipt of SMC Common Stock in exchange for his or her Savers Life Common Stock, (ii) will likely recognize gain (but not loss) should such stockholder receive cash in exchange for a portion of his or her Savers Life Common Stock, (iii) will have a tax basis in the SMC Common Stock that he or she receives equal to the tax basis that he or she had in the Savers Life Common Stock that he or she surrendered therefor, increased by the amount of gain recognized and decreased by the amount of cash received that is not treated as interest or the economic equivalent of interest and (iv) will have a holding period in the SMC Common Stock received in the Merger (to the extent not treated as interest) which includes the holding period of the Savers Life Common Stock surrendered in exchange therefor.

     Savers Life has received the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to Savers Life, to the effect set forth in paragraphs (i)-(iii), above. See "THE MERGER -- Material Federal Income Tax Consequences."

     A stockholder of Savers Life may recognize interest income (or original issue discount) to the extent the Performance Premium is determined to be interest (or the economic equivalent of interest) under Internal Revenue Code sec.sec.483 and 1275, and related sections and regulations. Such interest (or the economic equivalent of interest such as original issue discount) may be required to be recognized by a Savers Life stockholder in a taxable year prior to the taxable year of actual receipt.

     Receipt of cash by a Savers Life stockholder who perfects dissenters' rights will be a taxable transaction. Such holders should consult their own tax advisors.

     THE FOREGOING SUMMARY IS GENERAL IN NATURE AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. IN ADDITION, THE SUMMARY DOES NOT ADDRESS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR TAXPAYERS IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO TAXPAYERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE (FOR EXAMPLE, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, TAX-EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS OR OTHER FOREIGN ENTITIES AND INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES).

     NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE FOREIGN, STATE, LOCAL AND OTHER TAX LAWS. THE FOREGOING SUMMARY IS BASED UPON THE PROVISIONS OF THE CODE, APPLICABLE TREASURY REGULATIONS THEREUNDER, INTERNAL REVENUE SERVICE RULINGS AND JUDICIAL DECISIONS, AS IN EFFECT AS OF THE DATE HEREOF. THERE CAN BE NO ASSURANCE THAT FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS WILL NOT AFFECT THE ACCURACY OF THE STATEMENTS OR CONCLUSIONS SET FORTH HEREIN. ANY SUCH CHANGE COULD APPLY RETROACTIVELY AND COULD AFFECT THE ACCURACY OF SUCH SUMMARY. NO RULINGS HAVE BEEN OR WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE CONCERNING THE TAX CONSEQUENCES OF THE MERGER.

     For a more detailed description of the federal income tax consequences of the Merger, see "THE MERGER -- Material Federal Income Tax Consequences." Savers Life stockholders are urged to consult with their own tax advisors with respect to the potential tax effects of the proposed Merger on such stockholders. EACH HOLDER OF AN OPTION TO PURCHASE SHARES OF SAVERS LIFE COMMON STOCK IS ALSO URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES REGARDING THE CONVERSION OF ANY SUCH OPTION INTO THE RIGHT TO RECEIVE CASH FROM SAVERS LIFE.

     Anticipated Accounting Treatment. The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes in accordance with Accounting Principles Board Opinion No. 16 ("APB No. 16"). For purposes of preparing SMC's consolidated financial statements, SMC will establish a new accounting basis for Savers Life's assets and liabilities based upon the fair values thereof and SMC's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the assets and liabilities of Savers Life has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus are preliminary and are subject to adjustment. After the Merger, SMC will undertake a study to determine the fair value of Savers Life's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such study. For financial reporting purposes, SMC will consolidate the results of Savers Life's operations with those of SMC's operations, beginning with the consummation of the Merger, but SMC's financial statements for prior periods will not be restated as a result of the Merger. See "THE MERGER -- Anticipated Accounting Treatment."

     Regulatory Approvals. The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Under the HSR Act and the regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of

Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. Report forms relating to the Merger have been filed on behalf of SMC and Savers Life under the HSR Act with the FTC and the Antitrust Division. The consummation of the Merger is also conditioned upon the approval of the Commissioner of Insurance of the State of North Carolina (the "North Carolina Commissioner"). An application is pending to obtain the approval of the Merger from the North Carolina Commissioner. See "RISK FACTORS -- Insurance Regulation," "THE MERGER -- Regulatory Approvals" and "-- Conditions Precedent to the Merger."

     Percentage Ownership Interest of Savers Life Stockholders After the
Merger. If the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting is equal to $7.00 and disregarding the Performance Premium, based on the number of shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997, holders of Savers Life Common Stock will receive an aggregate of between approximately 1,652,772 and 2,034,181 newly issued shares of SMC Common Stock upon consummation of the Merger depending upon the extent to which such holders elect to receive shares of SMC Common Stock in lieu of the $1.50 per share cash consideration they would otherwise be entitled to receive. Such newly issued shares of SMC Common Stock would constitute between 25.3% and 29.5% of the shares of SMC Common Stock outstanding immediately after the Effective Time (between 15.8% and 18.7% on a fully diluted basis), based on the number of shares of SMC Common Stock outstanding at the close of business on August 1, 1997. See "THE MERGER -- Percentage Ownership Interests of Savers Life Stockholders After the Merger." There can be no assurance that any Performance Premium will be earned; however, for a table illustrating a range of number of shares which may be issued if a Performance Premium is earned, see "THE MERGER AGREEMENT -- Performance Premium."

                              THE MERGER AGREEMENT

     Conversion of Shares in the Merger. At the Effective Time of the Merger, SAC will be merged with and into Savers Life, with Savers Life continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of SMC. As a result of the Merger, the separate corporate existence of SAC will cease, and Savers Life will succeed to all the rights and be responsible for all the obligations of SAC in accordance with the NCBCA. Subject to the terms and conditions of the Merger Agreement, each share of Savers Life Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock,
(ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting, plus (iii) the right to receive the Performance Premium (as hereinafter defined), if any. Cash will be paid in lieu of any fractional share of SMC Common Stock. Notwithstanding the foregoing, holders of Savers Life Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their stock upon full compliance with
Section 55-13-01, et seq., of the NCBCA. If holders of more than 5% of the shares of Savers Life Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, SMC will have the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conversion of Shares in the Merger," "-- Performance Premium," "-- No Fractional Shares," "-- Adjustment of Conversion Number," " -- Conditions Precedent to the Merger" and "DISSENTERS' RIGHTS."

     Assuming that the number of shares of Savers Life Common Stock outstanding immediately prior to the Effective Time is the same as the number outstanding at the close of business on August 1, 1997, the aggregate merger consideration will be $14,239,264 plus any Performance Premium payable in the future. The actual number of shares of SMC Common Stock issued to holders of Savers Life Common Stock will vary depending upon the Average Trading Price of SMC Common Stock, the extent to which stockholders of Savers Life elect to receive SMC Common Stock in lieu of cash for the $1.50 portion of the merger consideration and the amount of any Performance Premium. There can be no assurance that any Performance Premium will be earned. Set forth below is a table illustrating the percentage of outstanding SMC Common

Stock that will be held by Savers Life stockholders after the Merger at a range of prices of SMC Common Stock and in the event that all holders elect to receive cash as payment for the entire $1.50 portion of the merger consideration or, in the alternative, all holders elect to receive SMC Common Stock for such portion. The table is based upon the number of shares of SMC and Savers Life Common Stock outstanding at the close of business on August 1, 1997, 4,870,240 and 1,779,908, respectively, and disregards any Performance Premium that may be paid.

                                                                                      PERCENTAGE OF
                                                                                     OUTSTANDING SMC
                                                                                     COMMON STOCK TO
             AVERAGE TRADING PRICE                      NUMBER OF SHARES                BE HELD BY
              OF SMC COMMON STOCK                      OF SMC COMMON STOCK       SAVERS LIFE STOCKHOLDERS
              -------------------                      -------------------       ------------------------
$4.00
  Cash..........................................            2,892,351                      37.3%
  Stock.........................................            3,559,816                      42.2%
$5.00
  Cash..........................................            2,313,880                      32.2%
  Stock.........................................            2,847,853                      36.9%
$6.00
  Cash..........................................            1,928,234                      28.4%
  Stock.........................................            2,373,211                      32.8%
$7.00
  Cash..........................................            1,652,772                      25.3%
  Stock.........................................            2,034,181                      29.5%
$8.00
  Cash..........................................            1,446,175                      22.9%
  Stock.........................................            1,779,908                      26.8%
$9.00
  Cash..........................................            1,285,489                      20.9%
  Stock.........................................            1,582,140                      24.5%

     HOLDERS OF SAVERS LIFE COMMON STOCK WHO WISH TO RECEIVE SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO SAVERS LIFE BY 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. HOLDERS OF SAVERS LIFE COMMON STOCK WHO DO NOT WISH TO RECEIVE SHARES OF SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION NEED NOT RETURN SUCH FORM OF ELECTION.

     Performance Premium. Subject to the terms and conditions of the Merger Agreement, each holder of record of Savers Life Common Stock immediately prior to the Effective Time (a "Performance Premium Holder") will be entitled to receive a performance premium ("Performance Premium") in the form of a combination of cash and shares of SMC Common Stock. SMC will make Performance Premium payments after December 31, 1997 and December 31, 1998 if certain targets for adjusted after-tax net income of the Surviving Corporation for the years then ended are met. The Performance Premium payments, if any, will be allocated on a pro rata basis among Performance Premium Holders on the basis of the number of shares of Savers Life Common Stock owned of record by Performance Premium Holders immediately prior to the Effective Time. The maximum aggregate value of the Performance Premium will be $6,000,000. There can be no assurance that any Performance Premium will be earned; however, for a table illustrating a range of number of shares that may be issued if a Performance Premium is earned, see "THE MERGER AGREEMENT -- Performance Premium."

     Exchange Agent. ChaseMellon Shareholder Services has been selected to act as Exchange Agent under the Merger Agreement. As soon as practicable after the Effective Time, (i) SMC will deposit with the Exchange Agent, in trust for the holders of certificates ("Savers Life Certificates") which immediately prior to the Effective Time represented shares of Savers Life Common Stock converted in the Merger, certificates ("SMC Certificates") representing the shares of SMC Common Stock issuable pursuant to the Merger in accordance with the Merger Agreement, and (ii) SMC will make available to the Surviving Corporation, which in turn will deposit with the Exchange Agent in trust for the holders of Savers Life Certificates, the cash into which the outstanding shares of Savers Life Common Stock have been converted. The Exchange Agent will deliver the SMC Certificates and cash upon the surrender for exchange of the Savers Life Certificates and a duly executed letter of transmittal. Promptly after the calculation by SMC of the Performance Premium, if any, for the years ended December 31, 1997 and 1998, as the case may be, SMC will deliver to the Exchange Agent in trust for the Performance Premium Holders, the cash and certificates representing SMC Common Stock payable with respect to such Performance Premium. See "THE MERGER AGREEMENT -- Exchange Agent; Procedure for Exchange of Certificates."

     Procedures for Exchange of Certificates and Delivery of Cash. As soon as practicable after the Effective Time, the Exchange Agent will mail to each record holder of a Savers Life Certificate a letter of transmittal. Upon surrender for exchange to the Exchange Agent of all Savers Life Certificates held by any record holder, together with such letter of transmittal duly executed, such record holder will be entitled to receive in exchange therefore:
(i) an SMC Certificate representing the number of whole shares of SMC Common Stock into which the shares of Savers Life Common Stock represented by the surrendered Savers Life Certificates have been converted at the Effective Time,
(ii) $1.50 cash per share of Savers Life Common Stock represented by the surrendered Savers Life Certificates, provided that, if a holder of Savers Life Common Stock has elected to receive SMC Common Stock instead of such cash, additional shares of SMC Common Stock will be delivered in lieu of cash, (iii) cash in lieu of any fractional share of SMC Common Stock and (iv) certain dividends and other distributions. The Exchange Agent will deliver any cash and certificates representing any Performance Premium payable to a Performance Premium Holder entitled thereto at such Performance Premium Holder's address as it appears on the stock records of Savers Life at the Effective Time or such other address as such Performance Premium Holder provides to the Exchange Agent by written notice. See "THE MERGER AGREEMENT -- Exchange Agent; Procedure for Exchange of Certificates."

     HOLDERS OF SAVERS LIFE COMMON STOCK WHO WISH TO RECEIVE SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO SAVERS LIFE BY 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. HOLDERS OF SAVERS LIFE COMMON STOCK WHO DO NOT WISH TO RECEIVE SHARES OF SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION NEED NOT RETURN SUCH FORM OF ELECTION.

     STOCKHOLDERS DESIRING TO KNOW THE EXCHANGE RATIO TO BE USED FOR DETERMINING THE NUMBER OF SHARES OF SMC COMMON STOCK TO BE RECEIVED FOR EACH SHARE OF SAVERS LIFE COMMON STOCK AS A RESULT OF THE MERGER MAY CALL 1-800-642-0483, EXTENSION 112, AFTER OCTOBER 17, 1997.

     HOLDERS OF SAVERS LIFE COMMON STOCK SHOULD NOT FORWARD THEIR SAVERS LIFE CERTIFICATES WITH THE ENCLOSED PROXY CARD, NOR SHOULD THEY RETURN THEIR SAVERS LIFE CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

     Stock Options. Each option to purchase Savers Life Common Stock (a "Savers Life Stock Option") granted by Savers Life that is outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the number of shares of Savers Life Common Stock subject to such Savers Life Stock Option times the difference between $8.00 and the per share exercise price for such Savers Life Stock Option.

     Termination. The Merger Agreement will automatically terminate if the Effective Time shall not have occurred at or prior to 11:59 p.m., Eastern Time, on November 5, 1997, unless the board of directors of both Savers Life and SMC agree to extend that date. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Savers Life of the Merger Agreement or the approval by the stockholders of SMC of the Common Stock Issuance: (i) by mutual written consent of SMC and Savers Life; (ii) by either SMC or Savers Life if the other (or SAC if Savers Life is the terminating party) has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or materially breaches any representation or warranty that is not qualified as to materiality or breaches any representation or warranty that is so qualified (in each case after a five business day cure period following notice of such breach) or if the requisite stockholder approval is not obtained; (iii) by either SMC or Savers

Life if (A) the Merger has not been effected on or prior to the close of business on November 5, 1997, subject to certain limitations, or (B) any court or other governmental entity having jurisdiction has permanently enjoined, restrained or otherwise prohibited the transactions contemplated by the Merger Agreement by final and nonappealable order or other action; or (iv) by SMC, if the Savers Life Board has not recommended, or has resolved not to recommend, or has modified or withdrawn its recommendation of the Merger or has recommended, or resolved to recommend, to the stockholders of Savers Life any takeover proposal or offer of any other person. See "THE MERGER AGREEMENT -- Termination."

     Fees and Expenses. The Merger Agreement provides for the payment of certain fees following a termination of the Merger Agreement under certain circumstances. Subject to the preceding sentence, the Merger Agreement also provides that SMC and Savers Life will each pay their own respective costs and expenses incidental to the preparation of the Merger Agreement, the performance of and compliance with all agreements and conditions contained in the Merger Agreement and the consummation of the transactions contemplated thereby. See "THE MERGER AGREEMENT -- Fees and Expenses."

      COMPARATIVE RIGHTS OF STOCKHOLDERS; DESCRIPTION OF SMC COMMON STOCK

     The rights of stockholders of Savers Life currently are governed by the NCBCA and Savers Life's Articles of Incorporation (the "Savers Life Charter") and Bylaws. Upon consummation of the Merger, stockholders of Savers Life will become stockholders of SMC, which is an Indiana corporation, and their rights as stockholders of SMC will be governed by the Indiana Business Corporation Law (the "IBCL"), and SMC's Charter and Bylaws. See "COMPARATIVE RIGHTS OF STOCKHOLDERS" for a discussion of the material differences between the rights of holders of Savers Life Common Stock and the rights of holders of SMC Common Stock. See "DESCRIPTION OF SMC COMMON STOCK" for a description of SMC Common Stock.

                               DISSENTERS' RIGHTS

     Holders of Savers Life Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Sections 55-13-01 through 55-13-31 of the NCBCA. A copy of those Sections of the NCBCA is attached hereto as Annex B. Holders of SMC Common Stock do not have dissenters' rights with respect to the Merger, the Common Stock Issuance or any other matter to be presented at the SMC Annual Meeting. If holders of more than 5% of the shares of Savers Life Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, SMC will have the right to decline to consummate the Merger. A vote in favor of the Merger proposal precludes the exercise of dissenters' rights; an abstention, a failure to vote or a vote against the Merger proposal neither waives the right to dissent nor constitutes notice of intent to exercise dissenters' rights. See "DISSENTERS' RIGHTS" and "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

                   SMC SELECTED HISTORICAL FINANCIAL DATA (A)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected historical financial data of SMC set forth below at and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were derived from audited consolidated financial statements of SMC. The unaudited information at and for the six months ended June 30, 1997 and 1996 was derived from the accounting records of SMC and reflects, in the opinion of management of SMC, all adjustments, consisting only of normal recurring items, which are necessary for a fair presentation of financial position and results of operations on a basis consistent with that of the audited financial information. The selected historical financial data should be read in conjunction with "ADDITIONAL INFORMATION REGARDING SMC -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the SMC Consolidated Financial Statements and related notes thereto, each included elsewhere herein. See "SMC CONSOLIDATED FINANCIAL STATEMENTS."

                                  SIX MONTHS ENDED
                                      JUNE 30,
                                    (UNAUDITED)                                    YEAR ENDED DECEMBER 31,
                              ------------------------      ---------------------------------------------------------------
                                1997           1996           1996           1995           1994           1993        1992
                                ----           ----           ----           ----           ----           ----        ----
STATEMENT OF OPERATIONS
  DATA:
Premium income..............    $ 3,562        $ 7,129(d)     $10,468(d)     $ 5,504        $ 4,565      $ 5,511     $ 4,140
Investment Activity:
  Net investment income.....     14,346          9,391         20,871         18,517         16,057       12,171       9,406
  Net realized investment
    gains...................        206            456          1,302            688            558        6,980       1,726
Total revenues..............     23,310         21,521         40,307         30,238         26,518       26,542      15,873
Class action litigation and
  settlement costs
  (credit)..................         --             --             --           (314)         4,018           47          --
Interest expense and
  financing costs...........      1,078            277            805            118             47          519       1,628
Total benefits and
  expenses..................     21,410         20,036(d)      36,772(d)      28,682         30,032       22,099      17,228
Income (loss) before income
  taxes, extraordinary gain
  (charge) and cumulative
  effect of change in
  accounting principle......      1,900          1,485          3,535          1,556         (3,514)       4,443(h)   (1,354)(i)(j)
Income (loss) before
  extraordinary gain
  (charge) and cumulative
  effect of change in
  accounting principle......      1,325(e)       2,603(e)       4,265(e)       1,313         (3,436)       2,984(h)   (1,289)(i)(j)
Net income (loss)...........      1,325(f)       2,870(f)       4,767(f)       1,313         (3,436)       2,132      (1,400)(i)
PER SHARE DATA: (b)
Income (loss) per share
  before extraordinary gain
  (charge) and cumulative
  effect of change in
  accounting principle......      $0.25          $0.50          $0.84          $0.25         $(0.62)       $0.74(h)   $(0.74)(i)(j)
Net income (loss)...........      $0.25          $0.55          $0.93          $0.25         $(0.62)       $0.53      $(0.80)(i)
Weighted average number of
  common and common
  equivalent shares
  outstanding...............  5,286,706      5,479,208      5,250,094      5,345,937      5,504,039    4,013,893      1,756,894
Book value per common share
  outstanding at period
  end.......................      $8.05                         $7.95          $7.73          $4.27        $7.82          $3.22
Book value per common share
  outstanding at period end,
  excluding unrealized gain
  (loss) on securities
  available for sale........      $8.22(g)                      $8.09(g)       $7.23(g)       $6.81(g)     $7.82          $3.22
Common shares outstanding at
  period end................  5,000,143                     5,024,270      5,205,425      5,291,455    4,954,676      1,565,801
BALANCE SHEET DATA (AT
  PERIOD END):
Invested assets.............   $382,162                      $370,138       $280,597       $224,926     $199,413       $153,106
Assets held in separate
  accounts..................    134,808                       128,546        122,705         94,301      107,173             --
Total assets................    653,648                       628,413        479,598        373,524      354,431        197,860
Long-term debt, notes
  payable and capital lease
  obligations...............     26,575                        20,697          4,191            695           --         20,750
Class S Cumulative
  Convertible Redeemable
  Preferred Stock...........      1,825                         1,757             --             --           --             --
Shareholders' equity........     40,248                        39,919         40,242         22,610       36,914          4,807
Ratio of debt to total
  capitalization(c).........         41%                           36%             9%             3%          --             81%

                NOTES TO SMC SELECTED HISTORICAL FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(a) Comparison of consolidated financial information is significantly affected by the acquisitions of First International at June 30, 1992, Standard Management International effective December 31, 1993, Dixie National Life on October 2, 1995 and Shelby Life effective November 1, 1996. Refer to the notes to the consolidated financial statements included in this Proxy Statement/Prospectus for a description of business combinations.

(b) All applicable share and per share amounts have been restated to reflect the May 17, 1996 5% stock dividend.

(c) Total capitalization is the sum of SMC's debt (long term debt, notes payable, capital lease obligations and redeemable preferred stock) and shareholders' equity.

(d) Includes recapture of premiums ceded and an increase in benefits due to an increase in reserves of $4,234 due to the termination and recapture of a reinsurance agreement with National Mutual Life Insurance Company. See "ADDITIONAL INFORMATION REGARDING SMC -- Business of SMC -- Reinsurance."

(e) Does not reflect extraordinary gain of $--, $267 ($.05 per share) and $502 ($.10 per share) for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996, respectively, on early redemption of Class S Cumulative Convertible Redeemable Preferred Stock ("Class S Preferred Stock").

(f) Does not reflect preferred stock dividends of $83 ($.01 per share), $112 ($.01 per share) and $208 ($.03 per share) for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996, respectively, on Class S Preferred Stock.

(g) Excludes the effect of reporting securities available for sale at fair value and recording the unrealized gain or loss on such securities as a component of stockholders' equity, net of tax and other adjustments, which SMC began to do in 1994. Such adjustments are in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", as described in the notes to the consolidated financial statements included in SMC's Consolidated Financial Statements, included elsewhere herein.

(h) Before deduction of extraordinary charge of $1,301 ($.32 per share) on early extinguishment of long-term debt and cumulative effect of change in accounting principle of $449 ($.11 per share) from applying the new method of accounting for income taxes.

(i) Includes a $1,325 allowance for losses ($1,221 after taxes) to reflect the fair value of property collateralizing a $3,200 mortgage loan which was subsequently foreclosed.

(j) Before deduction of extraordinary charge of $110 ($.06 per share) to write off unamortized deferred debt issuance costs in connection with retirement of previously outstanding debt.

                 SAVERS LIFE SELECTED HISTORICAL FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected historical financial data of Savers Life set forth below at and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were derived from audited financial statements of Savers Life. The unaudited information at and for the six months ended June 30, 1997 and 1996 was derived from the accounting records of Savers Life and reflects, in the opinion of the management of Savers Life, all adjustments, consisting only of normal recurring items, which are necessary for a fair presentation of financial position and results of operations on a basis consistent with that of the audited financial information. The results for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the full year. The selected historical financial data should be read in conjunction with "ADDITIONAL INFORMATION REGARDING SAVERS LIFE -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Savers Life Financial Statements and related notes thereto, each included elsewhere herein. See "SAVERS LIFE FINANCIAL STATEMENTS."

                                SIX MONTHS ENDED
                                    JUNE 30,
                                  (UNAUDITED)                               YEAR ENDED DECEMBER 31,
                            ------------------------      ------------------------------------------------------------
                              1997           1996           1996           1995        1994        1993        1992
                              ----           ----           ----           ----        ----        ----        ----
STATEMENT OF OPERATIONS
  DATA:
Premium income............    $22,538        $24,508        $47,855        $49,946     $45,543     $31,250     $16,075
Investment Activity:
  Net investment income...      2,269          2,308          4,569          4,852       4,121       3,187       4,063
  Net realized investment
    gains.................         35             94            170            387         111       1,624       1,109
Total revenues............     25,693         27,590         53,910         57,144      51,515      37,890      23,436
Benefits and expenses.....     28,739         28,341         56,768         56,067      47,188      35,694      21,135
Income (loss) before
  income taxes............     (3,046)          (751)        (2,858)         1,077       4,327       2,196       2,301
Net income (loss).........     (2,419)(b)       (391)(a)     (1,692)(a)        961       3,241       1,891       2,013
PER SHARE DATA:
Net income (loss).........     $(1.35)(b)     $(0.22)(a)     $(0.94)(a)      $0.53       $1.79       $1.04       $1.05
Weighted average number of
  shares outstanding......  1,790,379      1,792,683      1,792,530      1,797,436   1,813,370   1,822,085   1,912,845
Book value per share
  outstanding.............      $7.57                         $8.75          $9.60       $8.70       $6.96       $5.68
Shares outstanding at
  period end..............  1,779,908                     1,779,908      1,775,903   1,785,800   1,771,334   1,852,140
BALANCE SHEET DATA (AT
  PERIOD END):
Invested assets...........    $65,951                       $67,987        $60,603     $73,930     $42,119     $66,791
Total assets..............     77,528                        81,229         83,700      84,431      77,909      72,642
Total liabilities.........     64,060                        65,651         66,450      68,650      65,221      61,778
Stockholders' equity......     13,468                        15,578         17,250      15,781      12,689      10,864

-------------------------
(a) The net loss was generated from the health product lines. Savers Life has entered into an agreement for the transfer of the major medical product line to World Insurance Company. See "ADDITIONAL INFORMATION REGARDING SAVERS LIFE -- Description of Business -- Products."

(b) The results include a $1,752 write-off of deferred acquisition costs resulting from the transfer of the major medical product line to World Insurance Company. See "ADDITIONAL INFORMATION REGARDING SAVERS LIFE -- Description of Business -- Products."

            SMC SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected unaudited pro forma combined statements of operations financial data for the six months ended June 30, 1997 and the year ended December 31, 1996, are presented as if (i) the acquisition of Shelby Life from Delta Life and Annuity ("DLAC") and its merger into Standard Life, (ii) the transfer of the major medical product line from Savers Life to World Insurance Company ("World") through a coinsurance agreement under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line and (iii) the acquisition of Savers Life by SMC had occurred as of January 1, 1996. The following selected unaudited pro forma combined balance sheet financial data as of June 30, 1997, gives effect to the transfer of the major medical product line from Savers Life to World and the acquisition of Savers Life by SMC as if it had occurred as of the balance sheet date.

     The unaudited pro forma combined financial data does not purport to represent what SMC's balance sheet or results of operations actually would have been had the merger of Shelby Life into Standard Life, the transfer of the major medical product line from Savers Life to World through a coinsurance agreement whereby World assumes, through coinsurance effective July 1, 1997, 100% of the product line and the acquisition of Savers Life by SMC in fact occurred on the dates indicated, or to project SMC's balance sheet or results of operations for any future date or period. The unaudited pro forma combined financial data should be read in conjunction with the accompanying notes thereto and the separate historical consolidated financial statements of SMC and Savers Life as of and for the six months ended June 30, 1997 and as of and for the year ended December 31, 1996 which are contained elsewhere in this Proxy Statement/Prospectus.

     The pro forma adjustments and combined amounts are provided for informational purposes only, and if the acquisition of Savers Life by SMC is consummated, SMC's consolidated financial statements will reflect the effects of the acquisition of Savers Life by SMC only from the date such transaction occurs. The acquisition and merger of Shelby Life into Standard Life occurred on November 8, 1996, with an effective date of November 1, 1996. Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. The pro forma adjustments are applied to the historical consolidated financial statements of SMC, Shelby Life and Savers Life to account for the merger of Shelby Life into Standard Life and the acquisition of Savers Life by SMC under the purchase method of accounting in accordance with APB No. 16. Under this method of accounting, the total purchase cost will be allocated to Shelby Life's and Savers Life's assets and liabilities based on their relative fair values. These allocations are subject to valuations as of the date of the Merger based on appraisals and other studies, which are not yet completed. Accordingly, the final allocations will be different from the amounts reflected herein. Any purchase price adjustments will be made within one year from the acquisition date and are not expected to be material to the selected unaudited pro forma combined financial data. The selected unaudited pro forma combined financial data, however, reflect management's best estimate based on currently available information.

                                                               YEAR ENDED DECEMBER 31, 1996
                                     ---------------------------------------------------------------------------------
                                      HISTORICAL FINANCIAL
                                           STATEMENTS
                                     ----------------------
                                                  10 MONTHS
                                     YEAR ENDED     ENDED      PRO FORMA                                  PRO FORMA
                                      DEC. 31,    OCT. 31,    ADJUSTMENTS    PRO FORMA                   ADJUSTMENTS
                                        1996        1996       RELATING         SMC                      RELATED TO
                                     ----------   ---------     TO THE      BEFORE THE    HISTORICAL     TRANSFER OF
                                      STANDARD     SHELBY     SHELBY LIFE   SAVERS LIFE     SAVERS      MAJOR MEDICAL
                                     MANAGEMENT     LIFE      ACQUISITION   ACQUISITION      LIFE      PRODUCT LINE(5)
                                     ----------    ------     -----------   -----------   ----------   ---------------
STATEMENT OF OPERATIONS DATA:
Premium income......................   $10,468     $1,288         $   --       $11,756      $47,855         $(18,910)
Investment Activity:
 Net investment income..............    20,871      6,008          (556)(1)     26,323       4,569            (407)
 Net realized investment gains......     1,302        147            --          1,449         170             (15)
Total revenues......................    40,307      9,593          (556)        49,344      53,910         (19,332)
Interest expense and financing
 costs..............................       805         --         1,238(2)       2,043          --              --
Total benefits and expenses.........    36,772      7,281         1,650(3)      45,703      56,768         (21,719)
Income (loss) before income taxes
 and extraordinary gain.............     3,535      2,312        (2,206)         3,641      (2,858)          2,387
Income (loss) before extraordinary
 gain on early redemption of
 redeemable preferred stock and
 preferred stock dividends..........   $ 4,265      $1,433       $(1,456)      $ 4,242      $(1,692)         $ 1,413
PER SHARE DATA:
Income per share before
 extraordinary gain on early
 redemption of redeemable preferred
 stock and preferred stock
 dividends..........................      $.84                                    $.80
                                     =========                               =========
Weighted average number of common
 and common equivalent shares
 outstanding........................ 5,250,094                  230,000(4)   5,480,094
                                     =========                  =======      =========

                                            YEAR ENDED DECEMBER 31, 1996
                                      -----------------------------------------

                                      SAVERS LIFE     PRO FORMA
                                         AFTER       ADJUSTMENTS
                                      TRANSFER OF     RELATING
                                         MAJOR         TO THE            PRO
                                        MEDICAL      SAVERS LIFE        FORMA
                                      PRODUCT LINE   ACQUISITION      COMBINED
                                      ------------   -----------      --------
STATEMENT OF OPERATIONS DATA:
Premium income......................      $28,945          $ --         $40,701
Investment Activity:
 Net investment income..............      4,162              42(8)       30,527
 Net realized investment gains......        155              --           1,604
Total revenues......................     34,578              42          83,964
Interest expense and financing
 costs..............................         --             371(9)        2,414
Total benefits and expenses.........     35,049            (147)(10)     80,605
Income (loss) before income taxes
 and extraordinary gain.............       (471)            189           3,359
Income (loss) before extraordinary
 gain on early redemption of
 redeemable preferred stock and
 preferred stock dividends..........       $ (279)        $ 125         $ 4,088
PER SHARE DATA:
Income per share before
 extraordinary gain on early
 redemption of redeemable preferred
 stock and preferred stock
                                                                      =========
Weighted average number of common
 and common equivalent shares
 outstanding........................                  1,652,772(11)   7,132,866
                                                      =========       =========

                                                                SIX MONTHS ENDED JUNE 30, 1997
                                  -------------------------------------------------------------------------------------------
                                                                PRO FORMA                          PRO FORMA
                                         HISTORICAL            ADJUSTMENTS         SAVERS LIFE    ADJUSTMENTS
                                    FINANCIAL STATEMENTS       RELATED TO             AFTER        RELATING
                                  ------------------------     TRANSFER OF         TRANSFER OF      TO THE
                                   STANDARD                   MAJOR MEDICAL       MAJOR MEDICAL   SAVERS LIFE       PRO FORMA
                                  MANAGEMENT   SAVERS LIFE   PRODUCT LINE(5)      PRODUCT LINE    ACQUISITION       COMBINED
                                  ----------   -----------   ---------------      -------------   -----------       ---------
STATEMENT OF OPERATIONS DATA:
Premium income...................   $ 3,562     $22,538           $ (8,039)           $14,499         $   --         $ 18,061
Investment Activity:
  Net investment income..........    14,346       2,269             (202)              2,067              17(8)        16,430
  Net realized investment
    gains........................       206          35               (3)                 32              --              238
Total revenues...................    23,310      25,693           (8,244)             17,449              17           40,776
Interest expense and financing
  costs..........................     1,078          --               --                  --             186(9)         1,264
Total benefits and expenses......    21,410      28,739          (12,095)             16,644             284(10)       38,338
Income (loss) before income taxes
  and extraordinary gain.........     1,900      (3,046)           3,851                 805            (267)           2,438
Income (loss) before
  extraordinary gain on early
  redemption of redeemable
  preferred stock and preferred
  stock dividends................  $  1,325       $(2,419)        $  3,081             $  662         $ (176)        $  1,811
PER SHARE DATA:
Income per share before
  extraordinary gain on early
  redemption of redeemable
  preferred stock and preferred
  stock dividends................      $.25                                                                              $.26
                                  =========                                                                         =========
Weighted average number of common
  and common equivalent shares
  outstanding.................... 5,286,706                                                        1,652,772(11)    6,939,978
                                  =========                                                        =========        =========
Book value per common share
  outstanding at period end......     $8.05                                                                             $7.79
Book value per common share
  outstanding at period end,
  excluding unrealized gain
  (loss) on securities available
  for sale.......................     $8.22                                                                             $7.91
Common shares outstanding at
  period end..................... 5,000,143                                                        1,652,772        6,652,915
                                  =========                                                        =========        =========
BALANCE SHEET DATA (AT PERIOD
  END):
Invested assets..................  $382,162       $65,951         $     --            $65,951        $(1,559)(12)   $ 446,554
Assets held in separate
  accounts.......................   134,808          --               --                  --              --          134,808
Total assets.....................   653,648      77,528           (4,574)(6)          72,954           3,207          729,809
Notes payable and capital lease
  obligations....................    26,575          --               --                  --           4,000(13)       30,575
Class S Cumulative Convertible
  Redeemable Preferred Stock.....     1,825          --               --                  --              --            1,825
Shareholders' equity.............  $ 40,248       $13,468          $   (63)(7)        $13,405        $(1,806)(14)    $ 51,847

                        STANDARD MANAGEMENT CORPORATION

         NOTES TO SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

PRO FORMA ADJUSTMENTS
TRANSACTIONS RELATING TO THE SHELBY LIFE MERGER

     The purchase price for Shelby Life was approximately $14,650, including $13,000 in cash, 250,000 shares of restricted SMC Common Stock (valued at $1,250) and acquisition costs of $400 associated with the purchase of Shelby Life. Financing for the Shelby Merger was provided by senior debt of $10,000 and $4,000 in subordinated convertible debt.

     The costs to acquire Shelby Life are allocated as follows:

Book value of net assets acquired based on the date of the
  purchase (October 31, 1996)...............................    $ 16,709
Dividend paid to former parent of Shelby Life on November 8,
  1996 (DLAC)...............................................      (3,000)
                                                                --------
  Adjusted book value of net assets acquired................      13,709
Increase (decrease) in Shelby Life net asset value to
  reflect estimated fair value and asset reclassifications
  at the date of Shelby Life acquisition:
  Fixed maturity securities available for sale..............      58,609
  Fixed maturity securities held to maturity................     (60,026)
  Present value of future profits (related to
     acquisition)...........................................       9,372
  Present value of future profits and deferred policy
     acquisition costs (historical).........................      (5,335)
  Goodwill (related to acquisition).........................           9
  Deferred federal income taxes.............................      (1,688)
                                                                --------
     Total estimated fair value adjustments.................         941
                                                                --------
          Total cost to acquire Shelby Life.................    $ 14,650
                                                                ========

     Adjustments to the selected pro forma combined statement of operations financial data to give effect to the purchase of Shelby Life as of January 1, 1996 are summarized below.

          (1) Amortization of present value of future profits recorded by Shelby Life prior to the purchase has been eliminated and replaced with the amortization of the present value of the future profits as a result of the transaction. The portion of present value of future profits recorded by Shelby Life prior to the purchase that related to the purchase accounting adjustments for investments was included in net investment income.

          (2) Interest expense and financing costs is increased to reflect the increase in borrowings under the Amended Credit Agreement and the subordinated convertible debt and amortization of deferred debt issuance costs associated with the Amended Credit Agreement.

          The Amended Credit Agreement provides for SMC to borrow up to $16,000 in the form of a seven year reducing revolving loan arrangement. Interest on the borrowings under the Amended Credit Agreement is determined, at the option of SMC, to be: (i) a fluctuating rate of interest based on the corporate base rate announced by the bank from time to time plus 1% per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667 begin in November 1998 and conclude in November 2003. At December 31, 1996, SMC had borrowed $16,000 under the Amended Credit Agreement at a weighted average interest rate of 8.793% for the acquisition of Shelby Life.

          In connection with the acquisition of Shelby Life, SMC borrowed an additional $4,000 from an insurance company pursuant to a subordinated convertible debt agreement which is due in December 2003 and requires interest payments in cash at 12% per annum, or, if SMC chooses, in non-cash additional subordinated convertible debt notes at 14% per annum until December 31, 2000. The subordinated convertible notes are convertible into SMC Common Stock at the rate of $6.00 per share

                        STANDARD MANAGEMENT CORPORATION
     through November 1997, and $5.75 per share thereafter. SMC is currently making interest payments in the form of subordinated convertible debt notes for which the assumed interest rate is the non-cash interest rate is 14% per annum.

     The interest expense on the borrowings for the Shelby Life acquisition for the ten months ended October 31, 1996 is calculated as follows:

                                                              10 MONTHS ENDED
                                                              OCTOBER 31, 1996
                                                              ----------------
Borrowings:
  Amended Credit Agreement..................................       $10,100
                                                                   =======
  Subordinated convertible debt.............................       $ 4,000
                                                                   =======
Interest expense:
  Amended Credit Agreement borrowings (LIBOR + 3.25%,
     8.793%)................................................           737
  Subordinated convertible debt borrowings (PIK at 14.0%)...           465
                                                                   -------
       Total interest expense on Borrowings.................         1,202
                                                                   -------
Deferred debt issuance costs:
  Amended Credit Agreement borrowings.......................            24
  Subordinated convertible debt borrowings..................            12
                                                                   -------
       Total deferred debt issuance costs...................            36
                                                                   -------
       Total interest expense and financing costs...........       $ 1,238
                                                                   =======

          (3) Amortization of deferred acquisition costs and present value of future profits recorded by Shelby Life prior to the purchase has been eliminated and replaced with the amortization of the present value of the future profits as a result of the transaction. The amount of present value of future profits resulting from the transaction is being amortized on a constant yield basis over the estimated life of insurance in force at the date of acquisition in proportion to the emergence of profits over a period of 20 years, with interest equal to the interest rate credited to the underlying policies. Amortization of goodwill acquired in the transaction is recognized over a 20-year period on a straight-line basis.

          The 15 percent discount rate used to determine the present value of future profits is the rate of return required by SMC to invest in the business being acquired. In determining such rate of return, the following factors were considered:

          -- The magnitude of the risks associated with each of the actuarial assumptions used in determining the expected cash flows.

          -- Cost of capital available to fund the acquisition.

          -- The perceived likelihood of changes in insurance regulations and tax laws.

          -- Complexity of the acquired company.

          -- Prices paid (i.e., discount rates used in determining valuations) on similar blocks of business sold recently.

          The value allocated to the cost of policies purchased is based on a preliminary valuation; accordingly this allocation may be adjusted upon final determination of such value. Expected gross amortization of such value using current assumptions and accretion of interest based on an interest rate equal to the

                        STANDARD MANAGEMENT CORPORATION
     liability rate (such rate averages 6 percent) for each of the years in the five-year period ending December 31, 2001, are as follows:

  YEAR ENDING                                             BEGINNING       NET        ENDING
  DECEMBER 31,                                             BALANCE    AMORTIZATION   BALANCE
  ------------                                            ---------   ------------   -------
      1997       .......................................   $9,601         $783       $8,818
      1998       .......................................    8,818          629        8,189
      1999       .......................................    8,189          601        7,588
      2000       .......................................    7,588          579        7,009
      2001       .......................................    7,009          596        6,413

          (4) Weighted average common and common equivalent shares outstanding are increased to reflect the restricted SMC Common Stock shares issued to DLAC, the repurchase of SMC Common Stock warrants previously issued to an unaffiliated insurer and the issuance of SMC Common Stock warrants in connection with the Amended Credit Agreement as part of the debt issuance costs for the subordinated convertible debt agreement.

TRANSACTIONS RELATING TO THE TRANSFER OF THE MAJOR MEDICAL PRODUCT LINE OF SAVERS LIFE

     Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. Savers Life has agreed to share in the claims experience of this product line for the period from July 1, 1997 through the end of 1997 to the extent that the loss ratio for such period does not equal 75%. The loss ratio is calculated by dividing incurred claims by earned premiums. If the loss ratio for the period is greater than 75%, Savers Life will be required to reimburse World in cash for 50% of the amount by which the actual loss ratio exceeds 75%. If the loss ratio for the period is less than 75%, World will be required to reimburse Savers Life in cash for 50% of the amount by which the actual loss ratio is less than 75%. There can be no assurance that the actual losses from the major medical product line will not exceed 75% during this period. The actual loss ratio for this product line for 1996 was 80%. For the six months ended June 30, 1997, the loss ratio was 95%. Savers Life will be paid $50 per month by World to administer this block of business between July 1, 1997 and the closing date. As a result of the agreement with World, Savers Life wrote off all remaining deferred acquisition costs associated with the major medical product line, resulting in a $1,752 charge against income in the second quarter of 1997. At the closing date, Savers Life will transfer cash of $4,547 and liabilities of $4,511 to World.

          (5) The selected pro forma combined statement of operations financial data is adjusted to eliminate the results of operations for the major medical product line to give effect to the transfer of the major medical product line as of January 1, 1996.

     Adjustments to the selected pro forma combined balance sheet financial data to give effect to the transfer of the major medical product line as of June 30, 1997 are summarized below.

          (6) Cash is decreased for the transfer of cash to World. Deferred federal income tax liability is recorded for the transfer of the major medical product line to World assuming a 34% tax rate.

          (7) Retained earnings is reduced for the loss recorded on the transfer of the major medical product line to World.

                        STANDARD MANAGEMENT CORPORATION

TRANSACTIONS RELATING TO THE SAVERS LIFE ACQUISITION

     In the acquisition of Savers Life, holders of Savers Life Common Stock will receive the following consideration for each share of Savers Life Common Stock held immediately prior to the Effective Time of the Merger: (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting. Assuming the Average Trading Price of SMC Common Stock is $7.00, disregarding the Performance Premium and assuming holders of Savers Life Common Stock elect to receive $1.50 per share cash consideration in lieu of the shares of SMC Common Stock, based on the number of shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997, SMC will pay approximately $2,670 in cash and issue 1,652,772 shares of SMC Common Stock with a value of approximately $11,569 to acquire the Savers Life Common Stock.

     In addition, SMC is expected to incur costs relating to the acquisition of Savers Life (including legal, accounting and other fees) of approximately $700.

     The cost to acquire Savers Life will be allocated as follows:

Book value of net assets acquired based on an assumed
  Effective Time of June 30, 1997...........................    $ 13,405
Costs to be incurred by Savers Life prior to the closing....        (495)
                                                                --------
                                                                  12,910
Increase (decrease) in Savers Life net asset value to
  reflect estimated fair value and asset reclassifications
  at the assumed Effective Time:
  Fixed maturity securities available for sale..............      14,880
  Fixed maturity securities held to maturity................     (16,439)
  Present value of future profits (related to
     acquisition)...........................................       5,100
  Deferred policy acquisition costs (historical)............      (1,444)
  Goodwill (related to acquisition).........................         632
  Deferred federal income taxes.............................        (700)
                                                                --------
     Total estimated fair value adjustments.................       2,029
                                                                --------
          Total cost to acquire Savers Life.................    $ 14,939
                                                                ========

     Adjustments to the selected pro forma combined statement of operations financial data to give effect to acquisition of Savers Life as of January 1, 1996 are summarized below.

          (8) Net investment income is increased for the investment income earned on the amount of borrowings under the Amended Credit Agreement that exceed the cash payment to Savers Life stockholders.

          (9) Interest expense and financing costs is increased to reflect the increase in borrowings under the Amended Credit Agreement and amortization of deferred debt issuance costs associated with the purchase of Savers Life.

        (10) Amortization of deferred acquisition costs recorded by Savers Life prior to the purchase has been eliminated and replaced with the amortization of the present value of the future profits as a result of the transaction. The amount of present value of future profits resulting from the transaction is being amortized on a constant yield basis over the estimated life of insurance in force at the date of acquisition in proportion to the emergence of profits over a period of 20 years, except for the Medicare supplement product line which is being amortized over a period of 10 years, with interest equal to the interest rate

                        STANDARD MANAGEMENT CORPORATION
     credited to the underlying policies. No future value has been assigned to the major medical product line. Amortization of goodwill acquired in the transaction is recognized over a 20-year period on a straight-line basis.

        (11) Weighted average common and common equivalent shares outstanding are increased to reflect the SMC Common Stock shares issued in the acquisition of Savers Life and the issuance of SMC Common Stock warrants in connection with the Amended Credit Agreement.

     Adjustments to the selected pro forma combined balance sheet financial data to give effect to the purchase of Savers Life as of June 30, 1997 are summarized below.

        (12) Held to maturity securities have been reclassified as available for sale securities at the purchase consistent with the intention of new management. Savers Life's fixed maturity securities held to maturity are restated to estimated fair value.

        (13) Notes payable are increased to reflect the increased borrowings under the Amended Credit Agreement. The Amended Credit Agreement provides for SMC to borrow up to $16,000 in the form of a seven-year reducing revolving loan arrangement. Interest on the borrowings under the Amended Credit Agreement is determined, at the option of SMC, to be: (i) a fluctuating rate of interest to the corporate base rate announced by the bank from time to time plus 1% per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667 begin in November 1998 and conclude in November 2003. At December 31, 1996, SMC had borrowed $16,000 under the Amended Credit Agreement at a weighted average interest rate of 8.793%. SMC anticipates increasing borrowings by $4,000 for the acquisition of Savers Life at an interest rate of 9%.

        (14) The Savers Life historical shareholders' equity and related average common shares outstanding is eliminated under purchase accounting. Shareholders' equity has been increased to reflect the issuance of the SMC Common Stock in the acquisition of Savers Life and the issuance of SMC Common Stock warrants to Fleet Bank in connection with the Amended Credit Agreement.

               COMPARATIVE PER SHARE DATA OF SMC AND SAVERS LIFE

     The following table sets forth certain selected per share data for SMC and Savers Life on historical and pro forma combined bases. The pro forma financial data assumes that the Merger had been consummated at the beginning of the earliest period presented and give effect to the Merger as a "purchase" under GAAP. Book value data for all pro forma presentations is based upon the number of outstanding shares of SMC Common Stock adjusted to include the shares of SMC Common Stock issued in the Shelby acquisition and expected to be issued in the Merger, assuming that the SMC Average Trading price is $7.00, disregarding the Performance Premium amount and assuming holders of Savers Life Common Stock elect to receive $1.50 per share cash consideration in lieu of the shares of SMC Common Stock. Based on these assumptions and the number of shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997, holders of Savers Life Common Stock would receive an aggregate of 1,652,772 newly issued shares of SMC Common Stock upon consummation of the Merger. Therefore, each share of Savers Life Common Stock would be exchanged for .9286 shares of SMC Common Stock. The information set forth below should be read in conjunction with the historical Consolidated Financial Statements of SMC and the Financial Statements of Savers Life, including the notes thereto, appearing elsewhere herein. See "SMC CONSOLIDATED FINANCIAL STATEMENTS" and "SAVERS LIFE FINANCIAL STATEMENTS."

                                                                AT OR FOR THE     AT OR FOR THE
                                                              SIX MONTHS ENDED     YEAR ENDED
                                                                  JUNE 30,        DECEMBER 31,
                                                                    1997              1996
                                                              ----------------    -------------
SMC Historical:
  Income per common share before extraordinary gain and
     after preferred stock dividends........................       $  .24             $ .84
  Cash dividends declared per common share..................           --                --
  Book value per common share...............................       $ 8.05             $7.95
Savers Life Historical:
  Net income (loss) per common share........................       $(1.35)            $(.94)
  Cash dividends declared per common share..................           --                --
  Book value per common share...............................       $ 7.57             $8.75
SMC Unaudited Pro Forma:
  Income per common share...................................       $  .26(1)          $ .59(1)
  Cash dividends declared per common share..................           --                --
  Book value per common share...............................       $ 7.79(1)
Savers Life Equivalent:
  Income per common share...................................       $  .24(1)          $ .55(1)
  Cash dividends declared per common share..................           --                --
  Book value per common share...............................       $ 7.23(1)

-------------------------
(1) If each holder of Savers Life Common Stock were to elect to receive $1.50 in value of shares of SMC Common Stock in lieu of cash, an aggregate of 2,034,181 shares of SMC Common Stock would be issued and the SMC unaudited pro forma income per common share would be $.25 and $.56 for the six months ended June 30, 1997 and year ended December 31, 1996, respectively, and book value per common share would be $7.37 at December 31, 1996 and the Savers Life equivalent income per common share would be $.23 and $.52 for the six months ended June 30, 1997 and year ended December 31, 1996, respectively, and book value per common share would be $6.84 at December 31, 1996.

                        MARKET PRICES AND DIVIDENDS PAID

     SMC Common Stock trades on Nasdaq under the symbol "SMAN." There is no established public trading market for Savers Life Common Stock. The following table sets forth, for the periods indicated, the range of the high and low sales prices of SMC Common Stock as reported by Nasdaq. SMC has never paid dividends on its Common Stock. Savers Life has not paid dividends on its Common Stock since 1993. At the close of business on August 1, 1997 there were 206 holders of record of the outstanding shares of SMC Common Stock. At the close of business on August 1, 1997 there were 584 holders of record of the outstanding shares of Savers Life Common Stock.

                                                                     SMC
                                                                COMMON STOCK
                                                             -------------------
                                                              HIGH         LOW
                                                              ----         ---
1995
  Quarter ended March 31, 1995.............................  $4.881       $2.857
  Quarter ended June 30, 1995..............................   4.881        3.571
  Quarter ended September 30, 1995.........................   6.071        4.286
  Quarter ended December 31, 1995..........................   4.881        4.167
1996
  Quarter ended March 31, 1996.............................   4.524        3.571
  Quarter ended June 30, 1996..............................   5.250        3.690
  Quarter ended September 30, 1996.........................   5.500        4.000
  Quarter ended December 31, 1996..........................   5.375        4.000
1997
  Quarter ended March 31, 1997.............................   6.250        4.875
  Quarter ended June 30, 1997..............................   6.000        4.625
  Quarter ending September 30, 1997 (through September 16,
     1997).................................................  [     ]      [     ]

     Set forth below are: (i) the last reported per share sale price of SMC Common Stock, as reported by Nasdaq, on December 20, 1996, the last trading day ending prior to the public announcement of the execution of the Merger Agreement and (ii) the equivalent pro forma sale price of Savers Life Common Stock:

SMC Common Stock............................................  $4.375
Savers Life Equivalent......................................  $8.000

     On September 16, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of SMC Common Stock, as
reported by Nasdaq, was $[      ] per share. Stockholders are urged to obtain
current market quotations for SMC Common Stock. No assurance can be given as to the future prices of or markets for SMC Common Stock or Savers Life Common Stock.

                                  RISK FACTORS

     In addition to the other information contained in this Proxy
Statement/Prospectus, SMC and Savers Life stockholders should consider the following factors before voting on matters pertaining to the Merger.

INSURANCE REGULATION

     SMC's insurance subsidiaries and Savers Life are subject to substantial governmental regulation in each of the jurisdictions in which they conduct business. Such regulation is vested in governmental agencies having broad administrative power with respect to all aspects of SMC's and Savers Life's insurance business, including premium rates, policy forms, dividend payments, capital adequacy and the amount and type of investments SMC and Savers Life may have. Such regulations are primarily intended to protect policyholders rather than stockholders. SMC is also regulated in various states as an insurance holding company system. Generally, under insurance company statutes, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in its state, such as is contemplated by the Merger, along with certain other transactions. Appropriate filings with the North Carolina Insurance Department have been made with respect to the Merger. There can be no assurance that the required approvals of the North Carolina Insurance Department will be obtained. See "THE MERGER -- Regulatory Approvals."

     In recent years, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators have reexamined existing laws and regulations and their application to insurance companies. This reexamination has focused on insurance company investment and solvency issues, risk-based capital guidelines, assumption reinsurance, interpretations of existing laws, the development of new laws, the interpretation of nonstatutory guidelines, the standardization of statutory accounting rules and the circumstances under which dividends may be paid. The NAIC has encouraged states to adopt model NAIC laws on specific topics such as holding company regulations and the definition of extraordinary dividends. It is not possible to predict the future impact of changing state regulation on the operations of SMC or Savers Life.

     The NAIC, as well as Indiana, Mississippi and North Carolina, has adopted Risk-Based Capital ("RBC") requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, benefit and loss reserve adequacy, and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. The RBC guidelines are intended to be a regulatory tool only and are not intended as a means to rank insurers generally. In addition, the formula defines minimum capital standards that supplement the previously existing system of low fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. If a company's RBC ratio is in the Company Action Level range defined as an RBC ratio of 1.5-2, the company must submit a plan to improve its RBC ratio. The Regulatory Action Level range defined as an RBC ratio of 1-1.5 provides that regulators will order corrective actions. At the Authorized Control Level range defined as an RBC ratio of 0.7-1, regulators are authorized to take control of the company. Finally, at the Mandatory Control Level defined as ratios below 0.7, regulators must take over the company. The ratios of Total Adjusted Capital to Authorized Control Level RBC for SMC's insurance subsidiaries were all in excess of 4 at December 31, 1996 and 1995. However, should the insurance subsidiaries' RBC position decline in the future, the insurance subsidiaries' continued ability to pay dividends and the degree of regulatory supervision or control to which they are subjected could be affected.

REINSURANCE OF MAJOR MEDICAL PRODUCT LINE

     In recent periods Savers Life has been incurring substantial losses from its major medical product line. Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1,

1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. There is no assurance the closing will occur as scheduled. Savers Life has agreed to share in the claims experience of this product line for the period from July 1, 1997 through the end of 1997 to the extent that the loss ratio for such period does not equal 75%. The loss ratio is calculated by dividing incurred claims by earned premiums. If the loss ratio for the period is greater than 75%, Savers Life will be required to reimburse World in cash for 50% of the amount by which the actual loss ratio exceeds 75%. If the loss ratio for the period is less than 75%, World will be required to reimburse Savers Life in cash for 50% of the amount by which the actual loss ratio is less than 75%. There can be no assurance that the actual losses from the major medical product line will not exceed 75% during this period. The actual loss ratio for this product line for 1996 was 80%. For the six months ended June 30, 1997, the loss ratio was 95%. Savers Life will be paid $50,000 per month by World to administer this block of business between July 1, 1997 and the closing date. As a result of the agreement with World, Savers Life wrote off all remaining deferred acquisition costs associated with the major medical product line, resulting in a $1,752,000 charge against income in the second quarter of 1997. At the closing date, Savers Life will transfer cash of $4,547,000 and liabilities of $4,511,000 to World.

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON PAYMENTS TO PARENT COMPANIES

     As a holding company, Standard Management's ability to pay operating expenses and meet debt service obligations if any, depends on the receipt of sufficient funds, primarily through management fees, rental income, dividends from its subsidiaries and interest payments on its Surplus Debentures. Subject to the restrictions described below, Standard Management may receive dividends from its direct subsidiaries, Standard Life, Standard Management International and Standard Marketing. Dixie National Life is a subsidiary of Standard Life. Accordingly, any dividends paid by Dixie National Life to Standard Life may be paid to Standard Management only if Standard Life is entitled to pay dividends to Standard Management.

     Under Indiana insurance law, Standard Life may not enter into certain transactions, including management agreements and service contracts, with members of its insurance holding company system, including Standard Management, unless Standard Life has notified the Indiana Department of Insurance of its intention to enter into such transactions and the Indiana Department of Insurance has not disapproved of them within the period specified by Indiana law. Among other things, such transactions are subject to the requirement that their terms be fair and reasonable and that the charges or fees for services performed be reasonable.

     Pursuant to the management services agreement with Standard Management, Standard Life paid Standard Management a monthly fee of $150,000 during 1996 and 1995 for certain management services related to the production of business, investment of assets and evaluation of acquisitions. The management service agreement between Standard Management and Standard Life for 1997 has been renegotiated to increase the monthly fee to $166,667 (annual fee of $2,000,000). This amended management service agreement has been approved by the Commissioner of the Indiana Department of Insurance. Pursuant to the management service agreement with Standard Life, Dixie National Life paid fees of $1,524,000 for the year ended December 31, 1996. The Mississippi Department of Insurance has approved a decrease of the monthly payment to $83,333 (annual fee of $1,000,000) from Dixie National Life to Standard Life in 1997.

     Dividends by Standard Life to Standard Management are limited by laws applicable to insurance companies. As an Indiana domiciled insurance company, Standard Life may pay a dividend or distribution from its surplus profits, without the prior approval of the Indiana Commissioner of Insurance, if the dividend or distribution, together with all other dividends and distributions paid within the preceding twelve months, does not exceed the greater of (i) net gain from operations or (ii) 10% of surplus, in each case as shown in its preceding annual statutory financial statements. Also, regulatory approval is required when dividends to be paid exceed unassigned surplus. For the year ended December 31, 1995, Standard Life reported statutory net gain from operations of $124,000 and statutory surplus of $10,186,000. For the year ended December 31, 1996, Standard Life reported statutory net gain from operations of $1,427,000 and statutory surplus of $20,279,000. At December 31, 1996, unassigned surplus was $1,140,000. Standard Life paid a dividend of $1,000,000 on

May 1, 1997. Standard Life anticipates paying additional dividends of approximately $600,000 during the remainder of 1997 and approval of the Commissioner of the Indiana Department of Insurance will be required.

     From the funds borrowed by Standard Management pursuant to the Amended Credit Agreement and the subordinated convertible debt agreement, $13,000,000 was loaned to Standard Life pursuant to an Unsecured Surplus Debenture Agreement ("Surplus Debenture") which requires Standard Life to make quarterly interest payments to Standard Management at a variable corporate base rate plus 2% per annum, and annual principal payments of $1,000,000 per year beginning in 2007 and concluding in 2019. The interest and principal payments are subject to quarterly approval by the Indiana Department of Insurance, depending upon satisfaction of certain financial tests relating to levels of Standard Life's capital and surplus and general approval of the Commissioner of the Indiana Department of Insurance. Standard Management currently anticipates these quarterly approvals will be granted. Assuming the approvals are granted and the June 30, 1997 interest rate of 10.50% continues for the remainder of 1997, Standard Management will receive interest income of $1,357,000 from the Surplus Debenture for 1997.

     The Indiana insurance laws and regulations require that the statutory surplus of Standard Life following any dividend or distribution be reasonable in relation to its outstanding liabilities and adequate to its financial needs. The Indiana Department of Insurance may bring an action to enjoin or rescind the payment of a dividend or distribution by Standard Life that would cause its statutory surplus to be unreasonable or inadequate under this standard.

NO ASSURANCE BUSINESSES CAN BE COMBINED SUCCESSFULLY

     SMC's immediate plan for the operation of Savers Life after the Merger is to reduce Savers Life's marketing and operational expenses by consolidating services and administration. Such consolidation is expected to result in nominal cost savings. Notwithstanding the present intention of SMC to integrate certain aspects of the Savers Life business with SMC operations, SMC intends to continue to market the existing life insurance and annuity product lines of SMC and Savers Life through their respective distribution channels. The process of consolidating services and administration could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have a materially adverse effect on their combined operations, at least in the near term. The transition necessary to effect such consolidation will require significant attention from management. The diversion of management attention and any difficulties encountered in the transition process could have a materially adverse impact on the revenues and operating results of the combined company. If the Merger is not consummated, SMC's net income in 1997 is expected to be impacted due to costs associated with the Merger, including an estimated $550,000 to $700,000 in legal and accounting fees, printing and mailing costs and filing fees, which costs will be incurred even if the Merger is not consummated.

NUMBER OF SHARES OF SMC COMMON STOCK TO BE ISSUED IS UNCERTAIN

     The actual number of shares of SMC Common Stock issued in the Merger to holders of Savers Life Common Stock in connection with the Merger will vary depending upon the Average Trading Price of SMC Common Stock, the extent to which stockholders of Savers Life elect to receive SMC Common Stock in lieu of cash for the $1.50 portion of the merger consideration and the amount of any Performance Premium. There is no limitation on the number of shares of SMC Common Stock issuable in the Merger. Based upon a $7.00 closing price of SMC Common Stock, 1,652,772 shares of SMC Common Stock would be issuable in the Merger assuming Savers Life stockholders elect to take the entire $1.50 in cash and disregarding the Performance Premium. In the event that Savers Life stockholders elect to take the entire $1.50 in shares of SMC Common Stock, the number of shares of SMC Common Stock issuable in the Merger would be 2,034,181. See "SUMMARY -- The Merger Agreement" for the effect of changes in the Average Trading Price of SMC Common Stock and cash election on the number of shares of SMC Common Stock issuable in the Merger and the percentage of SMC Common Stock that would be held by stockholders of Savers Life. There can be no assurance that any Performance Premium will be earned; however, for a table illustrating a range of number of shares which may be issued if a Performance Premium is earned, see "THE MERGER AGREEMENT -- Performance Premium."

DILUTION OF SMC BOOK VALUE

     The issuance of SMC Common Stock in the Merger would decrease the book value of SMC Common Stock from $8.05 per share at June 30, 1997 to $7.79 per share assuming that 1,779,908 shares of Savers Life Common Stock are outstanding at the Effective Time, assuming that the Average Trading Price of SMC Common Stock is $7.00 per share, disregarding the Performance Premium and assuming holders of Savers Life Common Stock elect to receive $1.50 per share cash consideration in lieu of shares of SMC Common Stock. Any SMC Common Stock issued in connection with the Performance Premium could result in further dilution.

POSSIBILITY OF FUTURE DILUTION OF OWNERSHIP AND VOTING POWER

     The SMC Board has the authority, without stockholder approval except where otherwise required for a particular transaction, to issue up to 1,000,000 additional shares of preferred stock, without par value ("SMC Preferred Stock"), of SMC and 15,129,760 additional shares of SMC Common Stock, less any shares issued in connection with the Merger, including the issuance of SMC Common Stock in payment of any Performance Premium, which if issued would dilute the ownership percentage and the voting power of the currently outstanding shares of SMC Common Stock. SMC regularly investigates acquisition opportunities in the life insurance industry and could issue additional shares of SMC Common Stock or SMC Preferred Stock in connection with such an acquisition. At the present time, SMC has no arrangements or understandings with respect to any such acquisition other than the Merger. The existence of authorized but unissued capital stock may also have the effect of making more difficult or discouraging an acquisition of SMC deemed undesirable by the SMC Board, as additional shares of capital stock could be issued to dilute the stock ownership and voting power, or increase the cost to, a party seeking to acquire SMC.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of Indiana law and the Articles of Incorporation and Bylaws of SMC may delay, deter or prevent a change in control of SMC. Under Indiana law, directors may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. In addition, Indiana law prohibits business combinations involving SMC and any holder of 10% or more of its voting stock unless such a combination is (i) approved by the SMC Board or (ii) (a) five years have passed since the acquisition of the shares, (b) all requirements of the Articles of Incorporation relating to business combinations are satisfied and (c) either (1) holders of a majority of shares of SMC Common Stock approve the business combination or (2) all stockholders are paid fair value for their stock. Finally, Indiana law provides that when a business such as SMC that is incorporated in Indiana and has its principal office in Indiana has 20% ownership by Indiana residents any acquisition which gives the acquiror at least 20% of the corporation's voting stock triggers a stockholder approval mechanism. Without stockholder approval, the acquiror of such shares will not have voting rights.

     In addition to the anti-takeover provisions of Indiana law there are other factors that may delay, deter or prevent a change in control of SMC. The insurance laws and regulations of the jurisdictions within which SMC's insurance subsidiaries do business may impede or delay a business combination involving SMC as such a transaction may have to be approved by the appropriate regulatory agency of one or more such states. Also, the SMC Board has the power to amend the Bylaws of SMC and to determine the number of directors. These powers, in addition to the existence of authorized but unissued capital stock as described above under "Possibility of Future Dilution of Ownership and Voting Power" and a classified Board of Directors, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of SMC deemed undesirable by the SMC Board.

FUTURE SALES AND PRICE OF SMC COMMON STOCK

     No prediction can be made as to the effect, if any, that future sales of SMC Common Stock, or the availability of shares for future sale, will have on the market price of the SMC Common Stock prevailing from time to time. Sales of substantial amounts of SMC Common Stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales may occur, could adversely affect prevailing market prices for the SMC Common Stock. Since the initial public offering of SMC Common Stock in February, 1993, there has been significant volatility in the market for SMC Common Stock. Such volatility may continue or increase from time to time following the Merger.

AVERAGE TRADING PRICE MAY VARY

     The number of shares of SMC Common Stock issuable to holders of Savers Life Common Stock will depend on the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting. The price of SMC Common Stock at the Effective Time can be expected to vary from such Average Trading Price as well as from the price as of the date of this Proxy Statement/Prospectus and the dates of the SMC Annual Meeting and the Savers Life Special Meeting due to changes in the business, operations or prospects of SMC, market assessments of the likelihood that the Merger will be consummated and the time thereof, general market and economic considerations and other factors.

                               SMC ANNUAL MEETING

DATE, PLACE AND TIME

     The SMC Annual Meeting will be held on Wednesday, October 22, 1997 at 9:30 a.m., local time, at the Woodland Country Club, 100 Woodland Lane, Carmel, Indiana.

PURPOSE

     At the SMC Annual Meeting, holders of SMC Common Stock will be asked to consider and act upon proposals to: (i) approve the Common Stock Issuance, (ii) elect directors, (iii) approve the Stock Option Plan Amendment and (iv) ratify the appointment of SMC's principal independent auditors and to transact such other business as may properly come before the SMC Annual Meeting. CONSUMMATION OF THE MERGER IS NOT CONTINGENT UPON THE APPROVAL OF ANY PROPOSAL TO BE CONSIDERED AT THE SMC ANNUAL MEETING OTHER THAN THE PROPOSAL TO APPROVE THE COMMON STOCK ISSUANCE.

     The SMC Board has unanimously determined that the Merger and the Common Stock Issuance are advisable and fair to and in the best interests of SMC and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE SMC BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SMC VOTE IN FAVOR OF APPROVAL OF THE COMMON STOCK ISSUANCE AT THE SMC ANNUAL MEETING. See "THE MERGER -- SMC's Reasons for the Merger; Recommendation of its Board of Directors."

     THE SMC BOARD HAS ALSO UNANIMOUSLY APPROVED AND RECOMMENDS A VOTE FOR: EACH PERSON NOMINATED BY THE SMC BOARD TO SERVE AS A MEMBER OF THE SMC BOARD, THE STOCK OPTION PLAN AMENDMENT AND RATIFICATION OF THE APPOINTMENT OF SMC'S PRINCIPAL INDEPENDENT AUDITORS.

RECORD DATE; VOTING RIGHTS

     Only holders of record of SMC Common Stock at the close of business on the SMC Record Date, August 22, 1997, are entitled to receive notice of and to vote at the SMC Annual Meeting. At the close of business on August 1, 1997, there were 4,870,240 shares of SMC Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the SMC Annual Meeting. SMC Stockholders do not have the right to cumulate votes in the election of directors.

QUORUM

     The holders of a majority of shares of SMC Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the SMC Annual Meeting in order for a quorum to be present.

     Shares of SMC Common Stock represented by proxies which are marked "abstain" as to one or more particular matters will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof regardless of whether authority to vote is withheld by such broker, fiduciary or nominee on one or more matters.

     In the event that a quorum is not present at the SMC Annual Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies.

PROXIES

     All shares of SMC Common Stock which are represented by properly executed proxies received by SMC prior to or at the SMC Annual Meeting and not revoked will be voted at the SMC Annual Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted FOR: the Common Stock Issuance, each person nominated by the SMC Board to serve as a member of the SMC Board, the Stock Option Plan Amendment and ratification of the appointment of SMC's principal independent auditors. The SMC Board does not know of any other matters which are to be brought before the SMC Annual Meeting. If any other matters are properly presented at the SMC Annual Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     An SMC stockholder who has given a proxy may revoke it at any time prior to its exercise by filing a written notice of such revocation with the Secretary of SMC at or prior to the SMC Annual Meeting, by delivering to SMC a duly executed later dated proxy, or by attending the SMC Annual Meeting and voting in person (although attendance at the SMC Annual Meeting will not in and of itself constitute a revocation of a proxy). All written notices of revocation and other communications with respect to revocation of proxies in connection with the SMC Annual Meeting should be addressed to Standard Management Corporation, 9100 Keystone Crossing, Indianapolis, Indiana 46240, Attention: Stephen M. Coons, Secretary.

     A registered holder of SMC Common Stock may submit a proxy or revoke a proxy by facsimile transmission sent to (201) 296-4142. In order to be effective, each proxy or revocation submitted by facsimile transmission must clearly indicate the date of the proxy or revocation, voting instructions, the number of shares covered by such proxy or revocation and the printed or typed name of the registered holder of the shares of SMC Common Stock to which such proxy or revocation relates. Such proxy or revocation must also be duly executed by the registered holder of the shares of SMC Common Stock to which such proxy or revocation relates. Any proxy or revocation submitted by facsimile transmission not containing such information may be invalidated if it does not match the stock records of SMC. If an SMC stockholder's shares are registered in the name of a broker, bank, nominee or other institution, only such broker, bank, nominee or other institution is entitled to vote such shares. Such SMC stockholders should contact their account representative and ask him or her to vote such shares.

SOLICITATION OF PROXIES

     Proxies are being solicited hereby on behalf of the SMC Board. All expenses incurred in connection with the solicitation of proxies by and on behalf of the SMC Board will be borne by SMC. In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers and employees of SMC who will not be additionally compensated therefor, but may be reimbursed for their out-of-pocket expenses incurred in connection with such solicitation. Further, SMC may contract with outside solicitors. SMC will also arrange with brokerage houses and other custodians, nominees and fiduciaries for forwarding solicitation materials to the beneficial owners of shares held of record by such persons. SMC will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection therewith.

REQUIRED VOTE

     Approval of each of the Common Stock Issuance, the Stock Option Plan Amendment and ratification of the appointment of SMC's principal independent auditors requires the affirmative vote of a majority of the votes cast thereon at the SMC Annual Meeting. Directors are elected by a plurality of votes cast. CONSUMMATION OF THE MERGER IS NOT CONTINGENT UPON THE APPROVAL OF ANY PROPOSAL TO BE CONSIDERED AT THE SMC ANNUAL MEETING OTHER THAN THE PROPOSAL TO APPROVE THE COMMON STOCK ISSUANCE.

     Abstentions and votes which are not cast because the nominee-broker either lacks or fails to exercise discretionary authority with respect to the Common Stock Issuance, the Stock Option Plan Amendment or the proposal to ratify the appointment of SMC's principal independent auditors will be excluded when determining the number of votes cast thereon.

     At the close of business on August 1, 1997, Directors and executive officers of SMC and their affiliates were the beneficial owners of an aggregate of 1,167,208 (approximately 24.0%) of the shares of SMC Common Stock then outstanding. SMC expects that all such shares will be voted in favor of the Common Stock Issuance, the Stock Option Plan Amendment, ratification of the appointment of SMC's principal independent auditors and for each person nominated by the SMC Board to serve as a member of the SMC Board.

DISSENTERS' RIGHTS

     Holders of SMC Common Stock do not have dissenters' rights with respect to the Merger, the Common Stock Issuance or any other matter to be presented at the SMC Annual Meeting.

                          SAVERS LIFE SPECIAL MEETING

DATE, PLACE AND TIME

     The Savers Life Special Meeting will be held on Wednesday, October 22, 1997 at 11:00 a.m., local time, at the Graylyn International Conference Center, 1900 Reynolda Road, Winston-Salem, North Carolina.

PURPOSE

     At the Savers Life Special Meeting, holders of Savers Life Common Stock will consider and vote upon a proposal to approve the Merger Agreement and to transact such other business as may properly come before the Savers Life Special Meeting.

     The Savers Life Board has unanimously determined that the Merger is fair, equitable and in the best interests of Savers Life and its stockholders and has unanimously approved the Merger Agreement. THE SAVERS LIFE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SAVERS LIFE VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE SAVERS LIFE SPECIAL MEETING. See "THE MERGER -- Savers Life's Reasons for the Merger; Recommendation of its Board of Directors."

RECORD DATE; VOTING RIGHTS

     Only holders of record of Savers Life Common Stock at the close of business on the Savers Life Record Date, August 22, 1997, are entitled to receive notice of and to vote at the Savers Life Special Meeting. At the close of business on August 1, 1997, there were 1,779,908 shares of Savers Life Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the Savers Life Special Meeting.

QUORUM

     The holders of a majority of shares of Savers Life Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Savers Life Special Meeting in order for a quorum to be present.

     Shares of Savers Life Common Stock represented by proxies which are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof regardless of whether authority to vote is withheld by such broker, fiduciary or nominee on one or more matters.

     In the event that a quorum is not present at the Savers Life Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies.

PROXIES

     All shares of Savers Life Common Stock which are represented by properly executed proxies received by Savers Life prior to or at the Savers Life Special Meeting and not revoked will be voted at the Savers Life Special Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated such shares will be voted FOR approval of the Merger Agreement. The Savers Life Board does not know of any other matters to be brought before the Savers Life Special Meeting. If any other matters are properly presented at the Savers Life Special Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     A Savers Life stockholder who has given a proxy may revoke it at any time prior to its exercise by filing a written notice of such revocation with the Secretary of Savers Life at or prior to the Savers Life Special Meeting, by delivering to Savers Life a duly executed later dated proxy or by attending the Savers Life Special Meeting and voting in person (although attendance at the Savers Life Special Meeting will not in and of itself constitute a revocation of a proxy). All written notices of revocation and other communications with respect to revocation of proxies in connection with the Savers Life Special Meeting should be addressed to Savers Life Insurance Company, 8064 North Point Boulevard, Winston-Salem, North Carolina 27106, Attention: Patricia G. Landy, Secretary.

     A registered holder of Savers Life Common Stock may submit a proxy or revoke a proxy by facsimile transmission sent to (910) 759-3999. In order to be effective, each proxy or revocation submitted by facsimile transmission must clearly indicate the date of the proxy or revocation, voting instructions, the number of shares covered by such proxy or revocation and the printed or typed name of the registered holder of the shares of Savers Life Common Stock to which such proxy or revocation relates. Such proxy or revocation must also be duly executed by the registered holder of the shares of Savers Life Common Stock to which such proxy or revocation relates. Any proxy or revocation submitted by facsimile transmission not containing such information may be invalidated if it does not match the stock records of Savers Life. If a Savers Life stockholder's shares are registered in the name of a broker, bank, nominee or other institution, only such broker, bank, nominee or other institution is entitled to vote such shares. Such Savers Life stockholders should contact their account representative and ask him or her to vote such shares.

     Stockholders desiring to know the exchange ratio to be used for determining the number of shares of SMC Common Stock to be received for each share of Savers Life Common Stock as a result of the Merger may call 1-800-642-0483, extension 112, after October 17, 1997.

SOLICITATION OF PROXIES

     Proxies are being solicited hereby on behalf of the Savers Life Board. All expenses incurred in connection with the solicitation of proxies by and on behalf of the Savers Life Board will be borne by Savers Life. In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers and employees of Savers Life who will not be additionally compensated therefor, but may be reimbursed for their out-of-pocket expenses incurred in connection with such solicitation. Further, Savers Life may contract with outside solicitors. Savers Life will also arrange with brokerage houses and other custodians, nominees and fiduciaries for forwarding solicitation materials to the beneficial owners of shares held of record by such persons. Savers Life will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection therewith.

REQUIRED VOTE

     Approval of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of Savers Life Common Stock outstanding on the Savers Life Record Date.

     Abstentions and votes which are not cast because the nominee-broker either lacks or fails to exercise discretionary authority with respect to the proposal to approve the Merger Agreement will have the effect of votes against such proposal.

     Persons who have the power to vote 541,045 shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997 (approximately 30.4% of the shares of Savers Life Common Stock then outstanding) have signed agreements obligating them to vote in favor of the Merger Agreement and against certain other action. See "VOTING AGREEMENTS."

     At the close of business on August 1, 1997, Directors and executive officers of Savers Life and their affiliates were the beneficial owners of an aggregate of 550,865 (approximately 31.0%) of the shares of Savers Life Common Stock then outstanding. Such shares include the shares subject to the voting agreements described above. Savers Life expects that all such shares will be voted in favor of approval of the Merger Agreement.

DISSENTERS' RIGHTS

     Holders of Savers Life Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Sections 55-13-01 through 55-13-31 of the NCBCA. A copy of those Sections of the NCBCA is attached hereto as Annex B. If holders of more than 5% of the shares of Savers Life Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, SMC will have the right to decline to consummate the Merger. A vote in favor of the Merger proposal precludes the exercise of dissenters' rights; an abstention, a failure to vote or a vote against the Merger proposal neither waives the right to dissent nor constitutes notice of intent to exercise dissenters' rights. See "DISSENTERS' RIGHTS" and "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

                        PARTIES TO THE MERGER AGREEMENT

SMC

     SMC is an insurance holding company, which directly and through its subsidiaries acquires and manages in force life insurance and annuity business and distributes life insurance and annuity products issued by its subsidiaries and a select group of unaffiliated insurers. SMC is an Indiana corporation, its principal executive offices are located at 9100 Keystone Crossing, Indianapolis, Indiana 46240, and its telephone number is (317) 574-6200. SMC's active subsidiaries include: (i) Standard Life and its subsidiary, Dixie National Life,
(ii) Standard Management International and its subsidiaries, Premier Life (Luxembourg) and Premier Life (Bermuda), and (iii) Standard Marketing. For further information concerning SMC, see "ADDITIONAL INFORMATION REGARDING SMC," "SMC CONSOLIDATED FINANCIAL STATEMENTS," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

SAVERS LIFE

     Savers Life is a North Carolina domestic stock insurance company licensed to write life and accident and health insurance. Savers Life's principal products are annuities, Medicare supplement insurance and major medical insurance. Savers Life also sells term life insurance, whole life insurance, annuities issued by another company and sells and administers group health plan products for an HMO. Savers Life's principal executive offices are located at 8064 North Point Boulevard, Winston-Salem, North Carolina 27106, and its telephone number is (910) 759-3888. For further information concerning Savers Life, see "ADDITIONAL INFORMATION REGARDING SAVERS LIFE" and "SAVERS LIFE FINANCIAL STATEMENTS."

SAC

     SAC was incorporated in North Carolina on December 12, 1996 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. SAC has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 9100 Keystone Crossing, Indianapolis, Indiana 46240, and its telephone number is
(317) 574-6200.

                                   THE MERGER

     The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a conformed copy of which is attached hereto as Annex A and incorporated herein by reference.

GENERAL

     At the Effective Time of the Merger, SAC will be merged with and into Savers Life, with Savers Life continuing as the Surviving Corporation and a wholly-owned subsidiary of SMC. As a result of the Merger, the separate corporate existence of SAC will cease, and Savers Life will succeed to all the rights and be responsible for all the obligations of SAC in accordance with the NCBCA.

     Subject to the terms and conditions of the Merger Agreement, holders of Savers Life Common Stock will receive the following consideration for each share of Savers Life Common Stock held immediately prior to the Effective Time of the
Merger: (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting, plus (iii) the right to receive the Performance Premium, if any. Cash will be paid in lieu of any fractional share of SMC Common Stock.

     HOLDERS OF SAVERS LIFE COMMON STOCK WHO WISH TO RECEIVE SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO SAVERS LIFE BY 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. HOLDERS OF SAVERS LIFE COMMON STOCK WHO DO NOT WISH TO RECEIVE SHARES OF SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION NEED NOT RETURN SUCH FORM OF ELECTION.

     STOCKHOLDERS DESIRING TO KNOW THE EXCHANGE RATIO TO BE USED FOR DETERMINING THE NUMBER OF SHARES OF SMC COMMON STOCK TO BE RECEIVED FOR EACH SHARE OF SAVERS LIFE COMMON STOCK AS A RESULT OF THE MERGER MAY CALL 1-800-642-0483, EXTENSION 112, AFTER OCTOBER 17, 1997.

     Notwithstanding the foregoing, holders of Savers Life Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their stock upon full compliance with Sections 55-13-01 through 55-13-31 of the NCBCA. If holders of more than 5% of the shares of Savers Life Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, SMC will have the right to decline to consummate the Merger. A vote in favor of the Merger proposal precludes the exercise of dissenters' rights; an abstention, a failure to vote or a vote against the Merger proposal neither waives the right to dissent nor constitutes notice of intent to exercise dissenters' rights. See "THE MERGER AGREEMENT -- Conversion of Shares in the Merger," "-- Performance Premium," "-- No Fractional Shares," "-- Adjustment of Conversion Number," "-- Conditions Precedent to the Merger" and "DISSENTERS' RIGHTS."

     The Merger will become effective on the date of filing of Articles of Merger, or such later date, not to be more than 90 days after the date the Articles of Merger are filed, as may be specified in the Articles of Merger, with the Secretary of State of the State of North Carolina, which is anticipated to occur promptly after the approval of the Merger Agreement by the stockholders of SMC and of Savers Life and following the satisfaction or waiver of the conditions to the obligations of each of the parties to the Merger Agreement. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

BACKGROUND OF THE MERGER

     In 1994, Savers Life began to realize the need for additional capital to support the additional business it was writing. Capital requirements applied to Savers Life by the insurance regulators in Florida began to restrict the amount of new Medicare supplement business that Savers Life could write in that state. Statutes in Florida require premium writings to capital and surplus ratios to be no greater than four to one (4:1). In 1994,

Savers Life's ratio was 6.12:1 and at December 31, 1996 it was 7.78:1. Savers Life was in compliance with capital and surplus requirements in the other states in which it does business at December 31, 1996.

     The Savers Life Board considered the alternatives of merging Savers Life with another corporation, selling one or more lines of Savers Life's business, raising additional capital through the sale of preferred stock or debt or selling additional shares of Savers Life Common Stock to institutional investors. In November of 1994, Savers Life entered into an agreement with Daiwa Securities America, Inc. ("Daiwa"), to seek $10,000,000 additional capital for Savers Life or to find a merger partner. The contract with Daiwa provided for a fee to Daiwa if Savers Life should enter into a merger agreement with a third party not identified by Daiwa during the term of the Daiwa Agreement. The fee was to be based upon the value of the transaction. The proposed Merger would have required a fee of $750,000. Savers Life and Daiwa have negotiated a reduction in that fee. Accordingly, although Daiwa did not play a role in the identification of SMC as a potential merger candidate or the negotiation of the Merger Agreement, it will receive a fee of $256,500 upon consummation of the Merger. Savers Life sought out several opportunities for a merger of Savers Life with other parties, but none proceeded to a definitive agreement.

     At the August 16, 1996, meeting of the Savers Life Board, management reported that there were some preliminary expressions of interest in acquiring the stock of Savers Life. The board also discussed the possibility of selling the major medical block of business to raise capital and to alleviate the pressure on the risk-to-capital ratio requirements of the states in which Savers Life does business. The board authorized management to pursue the possibilities.

     The initial contact between Savers Life and SMC occurred through a telephone call from Robert Neal, former President of Dixie National Life, to Jerry D. Stoltz, Sr., President of Savers Life, in July of 1996. Mr. Neal then visited with Mr. Stoltz and Jerry Francis, Senior Vice-President of Savers Life, in Winston-Salem, North Carolina, on August 14, 1996. Mr. Stoltz and Mr. Francis gave Mr. Neal a brief history of Savers Life. Mr. Neal did the same regarding Dixie National Life and its parent, SMC. A brief discussion followed regarding Savers Life's product lines and the geographic distribution of the marketing force. Mr. Neal was advised that there were other interested parties and that there would be interest in discussing the possibilities between the two companies. Mr. Neal said that he would speak with Mr. Hunter and discuss future interest.

     After several telephone conversations with Ronald D. Hunter, CEO of SMC, Mr. Stoltz traveled to Indianapolis on September 5, 1996, and met with Mr. Hunter and Mr. Edward T. Stahl that night and Mr. Hunter, Mr. Stahl, Raymond J. Ohlson, John J. Quinn and Gerald R. Hochgesang the following day. There ensued a number of telephone conversations between Mr. Stoltz and Mr. Hunter regarding SMC's possible interest in Savers Life, and the two exchanged general information regarding the business and financial performance of the respective companies. Discussions also included potential marketing synergies between SMC and Savers Life. SMC indicated an interest in acquiring Savers Life and presented its preliminary thoughts on a proposal in time for a meeting of the Savers Life Board on September 18, 1996. Although there was no formal proposal, the concept that SMC put forth was $2.00 cash per share of Savers Life Common Stock and 2,000,000 shares of SMC Common Stock (the equivalent of $7.00 per share based upon there being 1,800,000 shares of Savers Life Common Stock outstanding and an assumed price of SMC Common Stock of $5.00 per share).

     At a special meeting of the Savers Life Board held on September 18, 1996, management presented outlines of preliminary proposals from three interested parties, including SMC, none of whom were identified to Savers Life by Daiwa. The preliminary proposals were not in definitive form, and the board sought more information before proceeding further. At the meeting, the board appointed a special committee (the "Special Committee"), comprised of three nonemployee directors, Theo H. Pitt, Jr., William G. White, Jr., and H. Joe King, Jr., to review any proposals that might be presented and to advise the Savers Life Board on its recommendations.

     The Special Committee met following adjournment of the September 18, 1996 Savers Life Board meeting, and determined that all parties that had expressed interest in Savers Life be notified of the appointment of the Special Committee and be further notified that, if they desired to present a proposal, they should do so promptly. Savers Life notified the parties that had shown interest and requested written proposals to be submitted by the close of business on October 4, 1996. At the October 4, 1996, date, Savers Life was discussing possible proposals with several parties, including SMC, but not all of them had submitted proposals that the Special Committee could consider and evaluate. The information received from parties expressing interest ranged from telephone calls promising a proposal to a written proposal, subject to due diligence and adjustments.

     SMC submitted a written proposal, dated October 1, 1996, offering $3,600,000 in cash and 2,000,000 shares of SMC Common Stock for the Savers Life Common Stock, based upon there being 1,800,000 shares of Savers Life Common Stock issued and outstanding. The offer included a performance premium based upon earnings for 1997 and 1998. The offer provided that existing stock options would be converted into options to purchase not more than 100,000 shares of SMC Common Stock, except for the options held by an individual, which options would be purchased for cash. In addition to other terms, the proposal included a topping fee of $500,000 payable by Savers Life should it accept a higher bid from another party and a walk-away fee of the same amount payable by Savers Life should the transaction not close for any reason other than lack of regulatory approval. This proposal provided that it would expire on October 14, 1996, if not accepted by that date. Mr. Stoltz continued telephone discussions with Mr. Hunter between the time of receipt of the October 1 proposal and October 15, 1996, with such discussions focusing primarily on price issues.

     The Special Committee met again on October 15, 1996, to review the information and the three proposals that had been received. The Special Committee determined that the proposal made by Pioneer Financial Services, Inc. to acquire Savers Life for cash, $9,000,000 at closing on December 31, 1996, and $9,000,000 at December 31, 1997, subject to adjustment downward, was not adequate, because Pioneer Financial Services, Inc. would have the right to determine reserve levels. The Special Committee determined that the proposal made by American Holding Corporation to acquire all outstanding stock and stock options issued by Savers Life for cash of between $17,500,000 and $19,000,000 (transaction costs to be deducted from the purchase price) was too indefinite, and the Special Committee instructed management to request additional information regarding the proposing company and its principals, including evidence of its ability to produce the cash informally proposed. Despite repeated requests for it, the additional information was never provided. The SMC proposal of October 1 for a combination of $2.00 in cash and shares of SMC Common Stock to be exchanged for each share of Savers Life Common Stock remained informally open for discussion. The Special Committee instructed management to continue negotiations.

     Following the October 15, 1996, meeting of the Special Committee, Savers Life invited the parties expressing interest in acquiring Savers Life, including SMC, to visit the offices of Savers Life to conduct such due diligence as they might wish in order to permit them to make a proposal to the Savers Life Board for consideration. Several interested parties, including SMC, sought additional information. Following the exchange of pertinent financial and marketing information, representatives of SMC visited the Savers Life offices in Winston-Salem on October 22, 1996, and Stephen M. Coons, SMC's General Counsel, visited the Savers Life offices on October 24, 1996.

     Between October 16, 1996 and November 11, 1996, management of Savers Life continued discussions and negotiations with SMC management. These discussions included the minimum statutory capital and surplus to be required of Savers Life at the Effective Time of the Merger, the method to determine the Average Trading Price of SMC Common Stock, the form of lock-up agreements to be executed by certain holders of Savers Common Stock and its directors, and the maximum percentage of holders of Savers Life Common Stock demanding dissenters' rights. Further discussions were held between the management of Savers Life and SMC on almost a daily basis to complete the due diligence review of Savers Life. Several draft proposals were circulated between the management of Savers Life and SMC resulting in a formal proposal dated November 11, 1996, by SMC to acquire Savers Life.

     SMC regularly investigates acquisition opportunities that complement or are otherwise strategically consistent with its existing business. After conducting due diligence with respect to Savers Life and talking with representatives of Savers Life, SMC determined that the acquisition of Savers Life was consistent with the marketing goals of SMC in that it would give SMC the opportunity to expand financial institutional marketing of annuities through the existing distribution system of Savers Life. SMC also concluded that Savers Life's product in the Medicare supplement market would afford SMC the opportunity to expand its marketing of products to the growing retirement market. SMC's management believed that the acquisition of Savers Life would assist SMC's expansion of its marketing in North Carolina, one of the faster growing retiree markets in the United States, as well as in South Carolina and Virginia. The management of SMC determined that these factors made it desirable to make a formal proposal to acquire Savers Life.

     In considering whether to make a formal proposal, SMC had to take into account the terms of its currently outstanding debt. In accordance with its Amended Credit Agreement with Fleet Bank and a subordinated convertible debt agreement with Great American Reserve Insurance Company, SMC may not acquire another company by merger or purchase of substantially all of such company's assets without the prior written consent of Fleet Bank and Great American Reserve Insurance Company. SMC received the written consent of Great American Reserve Insurance Company on May 12, 1997. SMC received a commitment letter from Fleet Bank on April 7, 1997, for an increase in its line of credit from $16,000,000 to $20,000,000 for the purchase of Savers Life and indicated Fleet Bank's consent to the Merger.

     The Savers Life Board met on November 13, 1996. The only active proposal received by that date was the November 11, 1996, SMC proposal. The SMC proposal was for the price of $14,240,000, consisting of a combination of $3,551,806 in cash (based upon $2.00 per issued and outstanding share of Savers Life Common Stock) and $10,688,194 in value of shares of SMC Common Stock (the equivalent of $6.00 per issued and outstanding share of Savers Life Common Stock), plus a performance premium that would depend upon profitability of Savers Life after the transaction in 1997 and 1998. The Special Committee determined that the proposal from SMC had merit, subject to further negotiations regarding the value of the transaction, the ability of a Savers Life stockholder to elect to take all SMC Common Stock and the manner in which outstanding stock options would be treated, and subject to the condition that the transaction be tax-free with respect to the shares of SMC Common Stock to be received by the Savers Life stockholders. The Savers Life Board authorized management to continue discussions with SMC management, seeking to reach an agreement in principle.

     Following adjournment of the November 13, 1996, meeting of the Savers Life Board, Savers Life and SMC continued discussions regarding an agreement in principle. On November 15, 1996, the parties executed and delivered an agreement in principle providing for and resulting in the transactions contemplated by the Merger Agreement. Pursuant to the agreement in principle, Savers Life and SMC negotiated the terms and conditions of the definitive Merger Agreement.

     As a result of negotiations between November 15 and December 20 regarding the terms of the Merger Agreement, the Merger Agreement differs from the November 11 proposal and the agreement in principle in some respects. Specifically, the price is expressed on a per share basis as opposed to an aggregate basis. Cash will be paid for all stock options that are not exercised by the Effective Time of the Merger. The topping fee provision remains unchanged, but the walk-away fee, reduced in amount to be no more than $150,000, would be payable by either Savers Life or SMC if the other party fails to proceed in good faith to close the transaction for reasons other than failure to obtain either stockholder or regulatory approval.

     On December 18, 1996, the SMC Board approved the proposed Merger Agreement. On December 20, 1996, the Savers Life Board reviewed the proposed Merger Agreement. Upon considering the terms and conditions of the proposal, the Savers Life Board concluded that the proposal was fair, equitable and in the best interests of Savers Life and all of its stockholders. Accordingly, the Savers Life Board unanimously approved the Merger Agreement, subject to such final changes and revisions as counsel to Savers Life might approve, and recommended approval of the Merger Agreement to the stockholders of Savers Life. Savers Life and SMC both signed the Merger Agreement on December 20, 1996.

     The Merger Agreement was amended on February 17, 1997, in order to meet requirements of the Code for a tax-free reorganization and to limit the maximum aggregate Performance Premium payments. The cash amount to be paid for each share of Savers Life Common Stock was reduced from $2.00 per share to $1.50 per share and the value to be paid in SMC Common Stock was increased from $6.00 per share to $6.50 per share. The form of the Performance Premium, which had previously been solely in the discretion of SMC, was revised to be shares of SMC Common Stock and cash (as interest due on the amount of the Performance Premium and the value of any fractional share). The amendment also provides that the maximum aggregate Performance Premium payable will be $6,000,000. SMC is obligated to exert its best efforts to assure that any performance premium that it pays in the form of shares of SMC Common Stock will be tax-free.

     The Merger Agreement was further amended on May 7, 1997 to: (i) revise the method by which it will be determined if the Performance Premium payments will be made, (ii) extend the date by which either SMC or Savers Life may terminate the Merger Agreement from May 30, 1997 to June 30, 1997, subject to certain limitations contained in the Merger Agreement, and (iii) make certain other technical revisions. A third amendment, dated June 27, 1997, extended the date by which either SMC or Savers Life may terminate the Merger Agreement from June 30, 1997, to September 10, 1997. A fourth amendment, dated July 31, 1997, further extended that date to November 5, 1997, and added a further provision terminating the Merger Agreement automatically if the Effective Time shall not have occurred at or before 11:59 PM, Eastern Time, on November 5, 1997. Only the concurrence of the boards of directors of both SMC and Savers Life can extend the Merger Agreement beyond November 5, 1997.

SMC'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

     On December 18, 1996, the SMC Board convened to consider the Merger in detail. After deliberating with respect to the Merger, considering, among other things, the matters discussed below, the SMC Board unanimously determined that the Merger, for the combined consideration of $8.00 per share, and the Common Stock Issuance are advisable and fair to and in the best interests of SMC and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby. The SMC Board also determined that the Performance Premium is fair in light of the Savers Life financial performance required.

     In making its determination, the SMC Board concluded that the Merger would further SMC's strategy of growth through the acquisition of blocks of in force life insurance and annuities and companies that have blocks of such business. In reaching this conclusion, the SMC Board considered a number of factors, including (i) the opportunities to expand financial institutional marketing through Savers Life, (ii) the opportunity of cross selling SMC products to Savers Life's policy holders, (iii) the availability of Savers Life's distribution system to complement Standard Marketing, (iv) the potential increase in investment yields through restructuring of the Savers Life investment portfolio and (v) the possibility for expense savings through the integration of selected portions of Savers Life's insurance operations with those of SMC.

     In making its determination, the SMC Board also considered, among other things, the following factors: (i) its knowledge of the business, operations, assets, financial condition, results of operations and prospects of SMC and Savers Life, (ii) the terms of the Merger Agreement, (iii) the structure and accounting treatment of the transaction and (iv) the availability of Messrs. Stoltz and Francis, to continue in the employ of the merged company.

     In view of the variety of factors considered in connection with its evaluation of the Merger, the SMC Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

     After determining that the acquisition of Savers Life met the strategic goals of SMC, the SMC Board considered whether the Merger was in the best interests of its stockholders in light of the terms of the Merger Agreement. The value of $8.00 per share of Savers Life Common Stock was considered by the SMC Board to be a fair price to pay for Savers Life as it currently existed. This belief was based in part upon SMC's knowledge of other recent transactions in the insurance industry, its evaluation of the future prospects of Savers Life in certain of its product lines and in specific geographic areas and the recommendations of SMC's management, who spent considerable amounts of time investigating the business of Savers Life. The SMC Board also determined that, in the event that Savers Life's performance improved, additional compensation in the form of the Performance Premium would be fair. The SMC Board further determined that the Performance Premium, if payable, would be fair. This determination was based upon consideration of Savers Life's existing earnings levels, the earnings levels that would trigger the payment of the Performance Premium and the formula for calculating the Performance Premium, as well as the factors considered in determining the fairness of the initial $8.00 per share amount. The SMC Board also considered negative factors related to the acquisition of Savers Life, including the lack of an A.M. Best rating for Savers Life and the recent historical financial losses sustained by Savers Life, but concluded that the positive factors discussed above outweighed these negative factors. The SMC Board did not consider seeking, and did not seek, the opinion of an outside advisor with regard to the fairness of the consideration to be paid by SMC in the Merger.

     THE SMC BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SMC VOTE IN FAVOR OF APPROVAL OF THE COMMON STOCK ISSUANCE AT THE SMC ANNUAL MEETING.

SAVERS LIFE'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

     The Savers Life Board has unanimously determined that the Merger is fair, equitable and in the best interests of Savers Life and its stockholders and has unanimously approved the Merger Agreement. In reaching its conclusion to approve the Merger Agreement, the Savers Life Board considered a number of factors.

     The Savers Life Board believes that the businesses of Savers Life and SMC will complement each other. The addition of SMC's insurance products to be marketed through Savers Life's brokers as a result of the Merger will provide opportunities for both Savers Life and SMC.

     As a part of an insurance holding company system, Savers Life may be able to gain entry into other states, thus broadening its marketing territory, enhancing the opportunity for increased revenues and profitability. The Savers Life Board believes that there is an ample market for its products.

     Savers Life has had a need for additional capital in order to support any significant additional business that it might add to its books. Capital requirements applied to Savers Life by certain insurance regulators have in the past restricted the amount of Savers Life new business. The Savers Life Board considered the possibility that SMC could be a source of additional capital, although there is no assurance that SMC would have access to additional capital or, if additional capital were available, would decide to make it available to Savers Life.

     The Savers Life Board further believes that the opportunity to merge with SMC in a tax-free transaction may provide the Savers Life stockholders the opportunity to recognize the financial success of their investment in Savers Life and receive a readily marketable security in exchange for their Savers Life Common Stock without the adverse tax consequences that a taxable transaction would present to them. Many Savers Life stockholders have owned their shares since 1980, when Savers Life raised its initial capital. The absence of an active trading market in the Savers Life Common Stock has made that investment illiquid. As a result of the Merger, Savers Life stockholders will have an opportunity to receive both cash and stock in a public company in exchange for the illiquid Savers Life investment. The Savers Life Board believes that the merger consideration of $8.00 in value per share of Savers Life Common Stock is an appropriate value. The ability to receive the SMC Common Stock in a tax-deferred transaction permits the Savers Life stockholders to have control over when the accumulated gain in their investment is recognized for tax purposes. For that reason, the SMC proposal was preferable to one that would have paid only cash for the Savers Life Common Stock, all of which cash would have been taxable to the Savers Life stockholders.

     The Performance Premium offers an opportunity for the stockholders of Savers Life to share in the future success of Savers Life after the Merger. While there can be no assurance that any Performance Premium will be paid, the possibility that it may be earned and paid gives the Savers Life stockholders a stake in the future of Savers Life. The Savers Life Board believes that the Performance Premium is attractive for that reason.

     The Savers Life Board considered the foregoing factors in the context of their desire to provide for future growth of the business of Savers Life while at the same time providing continuity of employment for Savers Life employees and providing an attractive investment option for holders of Savers Life Common Stock. The Savers Life Board did not assign any particular weighting to the factors described. The value of $8.00 per share of Savers Life Common Stock was perceived as being fair in light of the prices at which the Savers Life Common Stock was known to have been traded, most recently at the time only $6.50 per share. The Savers Life Board viewed the opportunity to receive the merger consideration in a tax-free exchange as being particularly favorable, because many holders of Savers Life Common Stock have held their shares since the founding of Savers Life, and they might not receive a taxable transaction favorably.

     The Savers Life Board did not seek advice from outside parties regarding the value of the transaction, because the value offered by the proposed transaction with SMC accomplished the objectives outlined above in a manner and at a price that appeared to them to be within the range of other transactions in the insurance industry of which they had knowledge or information, and, accordingly, the value appeared to be acceptable.

     Having sought opportunities for increasing Savers Life's capital base for two years without success, upon being presented with the SMC proposal, and after considering the terms and conditions of the proposal, the Savers Life Board concluded that the proposal was fair, equitable and in the best interests of Savers Life and all of its stockholders. Accordingly, the Savers Life Board unanimously approved the Merger Agreement and unanimously recommends approval of the Merger Agreement to the stockholders of Savers Life.

     THE SAVERS LIFE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF SAVERS LIFE VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE SAVERS LIFE SPECIAL MEETING.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Savers Life Board with respect to approval of the Merger Agreement, Savers Life stockholders should be aware that, except for the right to receive cash for unexercised stock options, the only member of the Savers Life Board and executive officer of Savers Life who has an interest in the Merger in addition to an interest as a stockholder of Savers Life, is Jerry D. Stoltz, Sr., President of Savers Life. The other executive officers, Jerry E. Francis, David A. Roberson, Patricia G. Landy and Debra P. Berg have agreements regarding their employment with Savers Life, which agreements will not change as a result of the Merger.

     Pursuant to the Merger Agreement, SMC has agreed to appoint Mr. Stoltz to the SMC Board effective immediately following the Effective Time. Upon the appointment of Mr. Stoltz, the SMC Board will consist of nine directors, eight of whom were directors of SMC as of the date of the Merger Agreement.

     In connection with the consummation of the Merger, it is contemplated that Mr. Stoltz will enter into an employment agreement with SMC effective as of the Effective Time. The term of the Stoltz Employment Agreement will be two years unless terminated earlier by SMC with or without cause, with automatic renewals for successive one year periods after the initial term thereof unless either SMC or Mr. Stoltz gives the other written notice at least 90 days before such renewal period begins of the intention not to renew. It is contemplated that the Stoltz Employment Agreement will provide that Mr. Stoltz will serve as Vice Chairman of Savers Life at its offices in Winston-Salem, North Carolina. Mr. Stoltz's initial base salary will be $114,450 per year and will be increased each year by the percent change of the Consumer Price Index. In addition, Mr. Stoltz's salary may be increased based upon his performance, and he may receive incentive compensation awards, each at the discretion of the SMC Board. Following a termination of his employment with SMC without cause, SMC would continue to pay Mr. Stoltz his then current salary until the date of his termination and would pay Mr. Stoltz a lump sum severance payment equal to the sum of his salary for the remainder of the year in which he is terminated plus one years' additional salary. The Stoltz Employment Agreement will provide that, if his employment is terminated, Mr. Stoltz will not communicate with any customer of SMC or Savers Life regarding any business matter or activity that would involve competing with any business or activity engaged in by SMC or Savers Life for a period of one year after the termination of his employment with SMC or two years after the termination of his employment with SMC, if severance pay is due him.

     The executive officers of Savers Life, two of whom are also directors of Savers Life, hold options to purchase shares of Savers Life Common Stock. As a result of the Merger, each option to purchase Savers Life Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into the right to receive cash from Savers Life in an amount equal to the difference between $8.00 per option share and the exercise price of such outstanding option. See "THE MERGER AGREEMENT -- Stock Options." All outstanding options are currently exercisable, and some or all of them may be exercised prior to the Effective

Time. Assuming that none of the outstanding options are exercised prior to the Effective Time, the following executive officers will receive cash for their option shares as follows:

             NAME OF OFFICER                 SHARES SUBJECT TO OPTION    CASH TO BE RECEIVED
             ---------------                 ------------------------    -------------------
Jerry D. Stoltz, Sr......................              8,500                 $24,200.75
Jerry E. Francis.........................             15,000                  40,700.08
David A. Roberson........................              5,200                  12,250.00
Patricia G. Landy........................              7,550                  18,800.01
Debra P. Berg............................              2,000                   3,000.00

     Certain of the Savers Life Stock Options would have expired on August 18, 1997, unless sooner exercised. The Executive Committee of the Savers Life Board amended those options, extending their expiration dates to November 10, 1997. The options so extended include options listed in the table above held by Jerry
D. Stoltz, Sr. (2,250 shares), Jerry E. Francis (2,250 shares) and Patricia G. Landy (300 shares).

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain federal income tax consequences of the Merger assuming that at least eighty percent (80%) of the merger consideration (exclusive of the Performance Premium) is paid in SMC Common Stock to holders of Savers Life Common Stock who are citizens or residents of the United States.

     Under present federal income tax law:

          (i) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

          (ii) No gain or loss will be recognized by SMC, Savers Life or SAC due to consummation of the Merger by the exchange of SMC Common Stock and cash for Savers Life Common Stock upon the merger of SAC into Savers Life.

          (iii) No gain or loss will be recognized by the stockholders of Savers Life upon the receipt of SMC Common Stock solely in exchange for their shares of Savers Life Common Stock.

          (iv) The aggregate adjusted basis of the SMC Common Stock to be received by the stockholders of Savers Life who elect to receive no cash (other than cash in lieu of fractional shares) will be the same as the aggregate adjusted basis of the Savers Life Common Stock surrendered in exchange therefor.

          (v) A stockholder of Savers Life may recognize interest income (or original issue discount) to the extent the Performance Premium is determined to be interest (or the economic equivalent of interest) under Internal Revenue Code sec.sec.483 and 1275, and related sections and regulations. Such interest (or the economic equivalent of interest such as original issue discount) may be required to be recognized by a Savers Life stockholder in a taxable year prior to the taxable year of actual receipt.

          (vi) The gain, if any, realized by Savers Life stockholders who received SMC Common Stock and cash (other than cash in lieu of a fractional share) in exchange for their Savers Life Common Stock, will be recognized by each such stockholder, but in an amount not in excess of the amount of cash received that is not treated as interest. See Section 356(a)(1) of the Code. The income will be recognized in the taxable year of receipt of the cash. The gain will be capital gain if the Savers Life Common Stock was held by the stockholder as a capital asset and if the exchange does not have the effect of the distribution of a dividend (determined with the application of section 318(a)). If the cash distribution is treated as a dividend, then the amount of the gain recognized that is not in excess of each such stockholder's taxable share of the undistributed earnings and profits shall be treated as a dividend. See Section 356(a)(2) of the Code. The determination of whether the exchange has the effect of a distribution of a dividend will be made on stockholder-by-stockholder basis in accordance with the principles set forth in Comm'r v. Clark, 109 S. Ct. 1455 (1989). No loss shall be recognized by a Savers Life stockholder on the exchange, pursuant to section 356(c) of the Code.

          (vii) The basis of the SMC Common Stock (including fractional share interests and SMC Common Stock issued as Performance Premium) received by Savers Life stockholders who receive both cash and shares of SMC Common Stock in exchange for their shares of Savers Life Common Stock will be the same as the basis of the Savers Life Common Stock surrendered in exchange therefor, decreased by the amount of cash received that is not treated as interest and increased by the amount, if any, that was treated as a dividend and the amount of gain recognized to each Savers Life stockholder (not including any portion of such gain that was treated as a dividend). See Section 358(a)(1) of the Code. Until the final distribution of Performance Premium has been made, the interim basis of the SMC Common Stock received in exchange for shares of Savers Life Common Stock will be determined based upon what the stockholder has received at that time.

          (viii) The holding period of the SMC Common Stock (including any fractional share interest to which they may be entitled) to be received by the stockholders of Savers Life in the Merger and that is not treated as interest will include the holding period of the Savers Life Common Stock surrendered in exchange therefor, provided the Savers Life Common Stock was held as a capital asset by the stockholders of Savers Life on the date of the exchange.

          (ix) The payment of cash to Savers Life stockholders in lieu of fractional share interests of SMC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by SMC. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed as provided in section 302(a) of the Code.

     Receipt of cash by a Savers Life stockholder who perfects his dissenters' rights will be a taxable transaction. Such holders should consult their own tax advisors.

     Savers Life has received the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to Savers Life, to the effect set forth in paragraphs (i)-(iii), above. Paragraphs (iv)-(ix), above, either (a) result from the Merger constituting a "reorganization" within the meaning of Section 368(a) of the Code or (b) represent tax consequences that may apply to some holders and not to other holders. Accordingly, no opinion is being rendered as to the matters discussed in paragraphs (iv)-(ix), above.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR TAXPAYERS IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO TAXPAYERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE (FOR EXAMPLE, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, TAX-EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS OR OTHER FOREIGN ENTITIES AND INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES).

     NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE FOREIGN, STATE, LOCAL AND OTHER TAX LAWS. THE FOREGOING DISCUSSION IS BASED UPON THE PROVISIONS OF THE CODE, APPLICABLE TREASURY REGULATIONS THEREUNDER, INTERNAL REVENUE SERVICE RULINGS AND JUDICIAL DECISIONS, AS IN EFFECT AS OF THE DATE HEREOF. THERE CAN BE NO ASSURANCE THAT FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS WILL NOT AFFECT THE ACCURACY OF THE STATEMENTS OR CONCLUSIONS SET FORTH HEREIN. ANY SUCH CHANGE COULD APPLY RETROACTIVELY AND COULD AFFECT THE ACCURACY OF SUCH DISCUSSION. NO RULINGS HAVE BEEN OR WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE CONCERNING THE TAX CONSEQUENCES OF THE MERGER.

     EACH SAVERS LIFE STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS. EACH HOLDER OF AN OPTION TO PURCHASE SHARES OF SAVERS LIFE COMMON STOCK IS ALSO URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES REGARDING THE CONVERSION OF ANY SUCH OPTION INTO THE RIGHT TO RECEIVE CASH FROM SAVERS LIFE.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes in accordance with APB No. 16. For purposes of preparing SMC's consolidated financial statements, SMC will establish a new accounting basis for Savers Life's assets and liabilities based upon the fair values thereof and SMC's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the assets and liabilities of Savers Life has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus are preliminary and are subject to adjustment. After the Merger, SMC will undertake a study to determine the fair value of Savers Life's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such study. For financial reporting purposes, SMC will consolidate the results of Savers Life's operations with those of SMC's operations, beginning with the consummation of the Merger, but SMC's financial statements for prior periods will not be restated as a result of the Merger.

REGULATORY APPROVALS

     The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act. Under the HSR Act and the regulations promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Report forms relating to the Merger have been filed on behalf of SMC and Savers Life under the HSR Act with the FTC and the Antitrust Division. The consummation of the Merger is also conditioned upon the approval of the North Carolina Commissioner. An application is pending to obtain the approval of the Merger from the North Carolina Commissioner. See "RISK FACTORS -- Insurance Regulation" and "THE MERGER -- Conditions Precedent to the Merger."

PERCENTAGE OWNERSHIP INTEREST OF SAVERS LIFE STOCKHOLDERS AFTER THE MERGER

     If the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting is equal to $7.00 and disregarding the Performance Premium, based on the number of shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997, holders of Savers Life Common Stock will receive an aggregate of between approximately 1,652,772 and 2,034,181 newly issued shares of SMC Common Stock upon consummation of the Merger depending upon the extent to which such holders elect to receive shares of SMC Common Stock in lieu of the $1.50 per share cash consideration they would otherwise be entitled to receive. Such newly issued shares of SMC Common Stock would constitute between 25.3% and 29.5% of the shares of SMC Common Stock outstanding immediately after the Effective Time (between 15.8% and 18.7% on a fully diluted basis), based on the number of shares of SMC Common Stock outstanding at the close of business on August 1, 1997. There can be no assurance that any Performance Premium will be earned; however, for a table illustrating a range of number of shares which may be issued if a Performance Premium is earned, see "THE MERGER AGREEMENT -- Performance Premium."

OPERATION OF SAVERS LIFE AFTER THE EFFECTIVE TIME

     SMC's immediate plan for the operation of Savers Life after the Merger is to reduce Savers Life's marketing and operational expenses by consolidating services and administration. The primary savings are expected to be realized through the elimination of redundant staff positions, utilization of a single operating system and expansion of the distribution of products through SMC's affiliate marketing corporation, Standard Marketing. Such savings are expected to be nominal. In addition, Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line subject to certain risk sharing arrangements. See "Risk Factors -- Reinsurance of Major Medical Product Line" and "Additional Information Regarding Savers Life -- Description of Business -- Products." During the first six months of 1997, the Savers Life major medical product line experienced a pre-tax loss of $3,851,000. See

"SMC Selected Unaudited Pro Forma Combined Financial Data." This transaction is expected to close on or about October 1, 1997 and is subject to normal closing conditions. Except as described above, SMC has no other plan to liquidate, sell assets of or merge Savers Life.

     After the Effective Time, the Savers Life Board will be reconstituted, and SMC will elect several new directors to the Savers Life Board. SMC has agreed to appoint Mr. Stoltz Vice Chairman of Savers Life. Employment agreements of other members of Savers Life management will remain in effect.

RESALES OF SMC COMMON STOCK

     The shares of SMC Common Stock issued in the Merger will be freely transferrable, except that shares received by any person who may be deemed to be an "affiliate" (as used in paragraphs (c) and (d) of Rule 145, under the Securities Act, including, without limitation, directors and certain executive officers) of Savers Life for purposes of such Rule 145, may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act.

                              THE MERGER AGREEMENT

CONVERSION OF SHARES IN THE MERGER

     At the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of Savers Life or SAC:

          (i) each share of Savers Life Common Stock held in the treasury of Savers Life and each share of Savers Life Common Stock owned by SMC, SAC or any other wholly-owned subsidiary of SMC will be canceled and no capital stock of SMC or other consideration will be delivered in exchange therefor;

          (ii) each issued and outstanding share of capital stock of SAC will be converted into one share of Common Stock, no par value, of the Surviving Corporation;

          (iii) each share of Savers Life Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled as described in subparagraph (i) above) will be converted into (a) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (b) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting, plus (c) the right to receive the Performance Premium, if any. Cash will be paid in lieu of any fractional shares of SMC Common Stock. See "-- No Fractional Shares." The number of shares of SMC Common Stock to be received by Savers Life stockholders making the election described in (a) and the ratio described in (b) of the preceding sentence are subject to adjustment under certain circumstances. See "-- Adjustment of Exchange Ratio."

     Shares of Savers Life Common Stock converted as provided in subparagraph
(iii) of the preceding paragraph will no longer be outstanding and will automatically be canceled and retired; and each holder of a Savers Life Certificate representing immediately prior to the Effective Time any such shares of Savers Life Common Stock will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) certificates representing the number of whole shares of SMC Common Stock into which such shares of Savers Life Common Stock have been converted, (ii) the $1.50 cash payment per share of Savers Life Common Stock represented by such Savers Life Certificate, (iii) the Performance Premium, if any, (iv) certain dividends and other distributions and (v) cash, without interest, in lieu of any fractional share of SMC Common Stock. See "-- Exchange Agent; Procedures for Exchange of Certificates."

     HOLDERS OF SAVERS LIFE COMMON STOCK WHO WISH TO RECEIVE SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO SAVERS LIFE BY 5:00 P.M., LOCAL TIME, ON OCTOBER 21, 1997. HOLDERS OF SAVERS LIFE

COMMON STOCK WHO DO NOT WISH TO RECEIVE SHARES OF SMC COMMON STOCK IN LIEU OF THE $1.50 CASH PORTION OF THE MERGER CONSIDERATION NEED NOT RETURN SUCH FORM OF ELECTION.

     STOCKHOLDERS DESIRING TO KNOW THE EXCHANGE RATIO TO BE USED FOR DETERMINING THE NUMBER OF SHARES OF SMC COMMON STOCK TO BE RECEIVED FOR EACH SHARE OF SAVERS LIFE COMMON STOCK AS A RESULT OF THE MERGER MAY CALL 1-800-642-0483, EXTENSION 112, AFTER OCTOBER 17, 1997.

     Notwithstanding the foregoing, shares of Savers Life Common Stock that are outstanding immediately prior to the Effective Time and which are held by Savers Life stockholders who do not vote in favor of the proposal to approve the Merger Agreement and who demand properly in writing the fair value for such shares in accordance with Sections 55-13-01 through 55-13-31 of the NCBCA (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the consideration described above. Such Savers Life stockholders will be entitled to receive payment of the fair value of such shares of Savers Life Common Stock held by them in accordance with the provisions of the NCBCA, except that all Dissenting Shares held by Savers Life stockholders who fail to perfect or who effectively withdraw or lose their rights to the fair value of such shares of Savers Life Common Stock under the NCBCA will be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the SMC Common Stock and cash as described above, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Savers Life Common Stock in the manner described above. See "DISSENTERS' RIGHTS."

NO FRACTIONAL SHARES

     No certificates or scrip representing a fractional share of SMC Common Stock will be issued upon the surrender of Savers Life Certificates for exchange; no SMC dividend or other distribution or stock split will relate to any such fractional share; and no such fractional share will entitle the record or beneficial owner thereof to any voting or other rights of a stockholder of SMC. In lieu of any such fractional share, each holder of shares of Savers Life Common Stock who would otherwise have been entitled thereto upon the surrender of Savers Life Certificates for exchange will be paid, in addition to other cash payments to which such holder is otherwise entitled, an amount in cash (without interest), equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of SMC Common Stock issued at the Effective Time pursuant to the Merger Agreement.

ADJUSTMENT OF EXCHANGE RATIO

     Appropriate and proportionate adjustments, if any, will be made to the exchange ratio used to determine the number of shares of SMC Common Stock to which each holder of Savers Life Common Stock will be entitled upon conversion of his or her shares of Savers Life Common Stock in the event of any reclassification, stock split or stock dividend with respect to SMC Common Stock (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time and after such exchange ratio has been determined.

PERFORMANCE PREMIUM

     Subject to the terms and conditions of the Merger Agreement, each Performance Premium Holder will be entitled to receive a Performance Premium in the form of additional shares of SMC Common Stock and cash representing interest on the Performance Premium amount, after December 31, 1997 and December 31, 1998, if certain targets for adjusted after-tax net income of the Surviving Corporation for the years then ended are met. There can be no assurance that any Performance Premium will be earned.

     If the Surviving Corporation has 1997 Adjusted Statutory Net Income (as hereinafter defined) in excess of 15% of the total consideration issued or payable to Savers Life stockholders at the Effective Time of the Merger as described above under "-- Conversion of Shares in the Merger" (the "1997 Required Return"), the Performance Premium Holders will be entitled to receive a Performance Premium (the "1997 Performance Premium") equal to $1,000,000 plus the excess of 1997 Adjusted Statutory Net Income over 1997 Required Return. As used in the Merger Agreement, "1997 Adjusted Statutory Net Income" means the sum of (i) the Surviving Corporation's after-tax net income on a statutory basis for the full calendar year ending December 31, 1997, plus (ii) the $256,500 fee payable to Daiwa, less the portion of such amount equal to the Surviving Corporation's 1997 marginal federal income tax rate multiplied by such amount, plus (iii) the total amount paid by Savers Life to holders of options to purchase Savers Life Common Stock pursuant to Section 2.5(d) of the Merger Agreement, less the portion of such amount equal to the Surviving Corporation's 1997 marginal federal income tax rate multiplied by such amount, plus (iv) the total of all management fees paid after the Effective Time by the Surviving Corporation to SMC and any of its other subsidiaries, less the portion of such amount equal to the Surviving Corporation's 1997 marginal federal income tax rate multiplied by such amount.

     If the Surviving Corporation has 1998 Adjusted Statutory Net Income (as hereinafter defined) in excess of the sum of the 1997 Required Return and 15% of the 1997 Performance Premium (the "1998 Required Return"), the Performance Premium Holders will be entitled to receive a Performance Premium (the "1998 Performance Premium") equal to $1,000,000 plus the excess of 1998 Adjusted Statutory Net Income over the 1998 Required Return. As used in the Merger Agreement, "1998 Adjusted Statutory Net Income" means the sum of (i) the Surviving Corporation's after-tax net income on a statutory basis for the full calendar year ending December 31, 1998, plus (ii) the total of all management fees paid during 1998 by the Surviving Corporation to SMC and any of its other subsidiaries, less the portion of such amount equal to the Surviving Corporation's 1998 marginal federal income tax rate multiplied by such amount.

     The Performance Premium payments, if any, will be allocated on a pro rata basis among Performance Premium Holders on the basis of the number of shares of Savers Life Common Stock owned of record by Performance Premium Holders immediately prior to the Effective Time.

     The maximum aggregate value of the 1997 Performance Premium and the 1998 Performance Premium payable to Performance Premium Holders will be $6,000,000.

     The 1997 Performance Premium and the 1998 Performance Premium will be payable in SMC Common Stock and in cash (as interest due on the amount of the Performance Premium and the value of any fractional share). The portion of the 1997 Performance Premium and the portion of the 1998 Performance Premium that will be payable in cash shall be the portion that represents interest computed using the applicable federal rate (short-term) established in Section 1274(d) of the Code for the month during which the Effective Time occurs. The portions of the 1997 Performance Premium and the 1998 Performance Premiums that represent interest determined in accordance with the immediately preceding sentence will be the only portions of the Performance Premium that will be payable in cash (with the exception of cash paid in lieu of fractional shares). The amount of the Performance Premium that is payable in shares of SMC Common Stock will consist of the number of shares of SMC Common Stock determined by dividing (i) the amount to which each Performance Premium Holder would be entitled in payment of such Performance Premium reduced by the allocable portion of the interest by
(ii) the Average Trading Price of SMC Common Stock for the ten (10) consecutive trading days ending on the fifth day prior to the payment date of such Performance Premium, rounded to the nearest hundredth of a share.

     The 1997 Performance Premium and the 1998 Performance Premium will be calculated as of December 31, 1997 and December 31, 1998, respectively, based upon the Surviving Corporation's Annual Statements for the years then ended, as filed with the North Carolina Department of Insurance. The calculations will be made no later than April 30, 1998 and April 30, 1999, respectively, with payment, if any, to be made by May 31 of each year.

     SMC will have the right to offset against any Performance Premium the amount of Losses (as defined below) incurred by SMC or any of its affiliates in connection with or arising from any breach or alleged breach of any representation, warranty, covenant or other undertaking of Savers Life contained in the Merger Agreement. For purposes of this paragraph, "Losses" means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages and expenses arising after the Effective Time.

     The Merger Agreement requires that SMC furnish notice of any claim for Loss to a committee (the "Contingent Payment Committee") consisting initially of William G. White, Jr., a member of the Savers Life Board, William Granberry, a stockholder of Savers Life, and J. Leon Rumley, an audit partner at D. E.

Gatewood and Company, Savers Life's independent auditor. The Contingent Payment Committee will have a period of thirty days to respond thereto. If the Contingent Payment Committee fails to respond within such thirty-day period, the Contingent Payment Committee will be deemed to have accepted the claim for offset against the Performance Premium and will have no further right to contest the validity of such claim. If the Contingent Payment Committee rejects such claim, in whole or in part, within such thirty-day period, the dispute will be resolved: (i) by written agreement between SMC and the Contingent Payment Committee, (ii) by binding arbitration in accordance with the Merger Agreement or (iii) by any other means to which SMC and the Contingent Payment Committee agree.

     The following examples are for illustrative purposes only. No assurance can be given that any Performance Premium will be paid. The amount of any Performance Premium will depend upon the actual 1997 Adjusted Statutory Net Income and 1998 Adjusted Statutory Net Income. The actual number of shares of SMC Common Stock issued in connection with any Performance Premium will vary depending upon the applicable Average Trading Price of SMC Common Stock, the portion of the Performance Premium paid in cash and the amount of the Performance Premium, if any.

     Based on the number of shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997, the total consideration to be issued or payable to Savers Life stockholders in the Merger will be $14,239,264 and the 1997 Required Return will be $2,135,890. The 1997 Performance Premium payment will be made only if the 1997 Required Return is earned. Based upon Savers Life's statutory after-tax net losses in 1995 and 1996 of $113,262 and $1,150,957, respectively, no Performance Premium would have been payable. Savers Life's after-tax net income (loss) in 1995 and 1996 would have been $2,785,580 and ($424,023), respectively, assuming that the major medical product line were to have been sold at the beginning of such years. Savers Life's after-tax net loss for the six months ended June 30, 1997 was $415,469. If the major medical product line had been sold on January 1, 1997, Savers Life's after-tax net income for the six months ended June 30, 1997 would have been $563,381. See the tables below for an illustration of the Performance Premium that would be payable if these or certain other amounts were to be earned in 1997 or 1998.

     The table below sets forth the number of shares of SMC Common Stock constituting the 1997 Performance Premium at various levels of 1997 Adjusted Statutory Net Income and various price levels for SMC Common Stock, assuming (i) no offset for Losses and (ii) payment solely in shares of SMC Common Stock. (Actual Performance Premium payments, if any, may be payable in SMC Common Stock and cash as described above.) If the 1997 Required Return is not earned, then the 1997 Performance Premium will not be payable, and the 1998 Required Return would also equal $2,135,890, in which case the table below would also apply to the 1998 Performance Premium.

   ADJUSTED STATUTORY     PERFORMANCE                 NUMBER OF SHARES OF SMC COMMON STOCK PAYABLE
       NET INCOME           PREMIUM       ASSUMING AN APPLICABLE AVERAGE TRADING PRICE OF SMC COMMON STOCK OF
------------------------  -----------   ------------------------------------------------------------------------
                                           $4.00         $5.00       $6.00       $7.00       $8.00       $9.00
                                        ------------   ---------   ---------   ---------   ---------   ---------
$1,500,000..............   $       --             --          --          --          --          --          --
$2,500,000..............   $1,364,110        341,028     272,822     227,352     194,873     170,514     151,568
$3,500,000..............   $2,364,110        591,028     472,822     394,018     337,730     295,514     262,679
$4,500,000..............   $3,364,110        841,028     672,822     560,685     480,587     420,514     373,790

     Assuming a 1997 Performance Premium of $1,500,000, the 1998 Required Return would be $2,360,890. The 1998 Performance Premium payment will be made only if the 1998 Required Return is earned. The table below sets forth the number of shares of SMC Common Stock constituting the 1998 Performance Premium at various levels of 1998 Adjusted Statutory Net Income and various price levels for SMC Common Stock, assuming (i) no offset for Losses, (ii) that the 1998 Required Return is $2,360,890 and (iii) payment solely in shares of SMC Common Stock.

   ADJUSTED STATUTORY     PERFORMANCE                 NUMBER OF SHARES OF SMC COMMON STOCK PAYABLE
       NET INCOME           PREMIUM       ASSUMING AN APPLICABLE AVERAGE TRADING PRICE OF SMC COMMON STOCK OF
------------------------  -----------   ------------------------------------------------------------------------
                                           $4.00         $5.00       $6.00       $7.00       $8.00       $9.00
                                        ------------   ---------   ---------   ---------   ---------   ---------
$1,500,000..............   $       --             --          --          --          --          --          --
$2,500,000..............   $1,139,110        284,778     227,822     189,852     162,730     142,389     126,568
$3,500,000..............   $2,139,110        534,778     427,822     356,518     305,587     267,389     237,679
$4,500,000..............   $3,139,110        784,778     627,822     523,185     448,444     392,389     348,790

     In the event that 1997 Adjusted Statutory Net Income or 1998 Adjusted Statutory Net Income, as the case may be, exceeds the amounts shown in the above tables, the Performance Premium would be correspondingly increased up to an aggregate amount not to exceed $6,000,000. In the event that the Applicable Average Trading Price of SMC Common Stock is less than $4.00 or more than $9.00 per share, the number of shares of SMC Common Stock payable would be correspondingly increased or decreased as the case may be.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

     ChaseMellon Shareholder Services has been selected to act as Exchange Agent under the Merger Agreement. As soon as practicable after the Effective Time, (i) SMC will deposit with the Exchange Agent, in trust for the holders of Savers Life Certificates which immediately prior to the Effective Time represented shares of Savers Life Common Stock converted in the Merger, SMC Certificates representing the shares of SMC Common Stock issuable pursuant to the Merger in accordance with the Merger Agreement, and (ii) SMC will make available to the Surviving Corporation, which in turn will deposit with the Exchange Agent in trust for the holders of Savers Life Certificates, the cash into which the outstanding shares of Savers Life Common Stock have been converted. The Exchange Agent will deliver the SMC Certificates and cash upon the surrender for exchange of the Savers Life Certificates and a duly executed letter of transmittal.

     As soon as practicable after the Effective Time, the Exchange Agent will mail to each record holder of a Savers Life Certificate a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Savers Life Certificates will pass, only upon actual delivery thereof to the Exchange Agent, and will contain instructions for effecting the surrender of Savers Life Certificates in exchange for the property described in the next sentence). Upon surrender for cancellation to the Exchange Agent of all Savers Life Certificate(s) held by any record holder, together with such letter of transmittal duly executed, such holder will be entitled to receive in exchange therefor: (i) an SMC Certificate representing the number of whole shares of SMC Common Stock into which the shares of Savers Life Common Stock represented by the surrendered Savers Life Certificate(s) have been converted at the Effective Time, (ii) any cash which such holder has the right to receive under the provisions of the Merger Agreement described above under "-- Conversion of Shares" and (iii) the dividends and other distributions described in the second succeeding paragraph. All Savers Life Certificates so surrendered will be canceled. All SMC Certificates and cash delivered upon the surrender for exchange of any Savers Life Certificate in accordance with the terms of the Merger Agreement (including the cash paid in respect of any such fractional share or of any such dividends or distributions) will be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the shares of Savers Life Common Stock represented by such surrendered Savers Life Certificate.

     Promptly after the calculation by SMC of the Performance Premium, if any, for the years ended December 31, 1997 and 1998, as the case may be, SMC will deliver to the Exchange Agent in trust for the Performance Premium Holders, the cash and certificates representing SMC Common Stock payable with respect to such Performance Premium. The Exchange Agent will deliver any cash or certificates representing such Performance Premium payable to such Performance Premium Holders at the addresses of such Performance Premium Holders as they appear on the stock records of Savers Life at the Effective Time or such other addresses as the Performance Premium Holders provide to the Exchange Agent by written notice.

     No dividends or other distributions that are declared on or after the Effective Time on SMC Common Stock, or are payable to the holders of record thereof on or after the Effective Time, and no cash payment will be paid to any person entitled by reason of the Merger to receive SMC Certificates and cash until the Savers Life Certificate(s) of such person have been surrendered as described above. Subject to applicable law, there will be paid to each person receiving an SMC Certificate: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions with respect to the shares of SMC Common Stock represented by such SMC Certificate having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of SMC Common Stock having a record date on or after the Effective Time but prior to such surrender and a payment date on or after such surrender. In no event will the person entitled to receive such dividends or other distributions be entitled to receive interest thereon. If any SMC Certificate is to be registered in a name other than that of the registered holder of a surrendered Savers Life Certificate, or if any cash is to be paid to a person who is not such registered holder, it will be a condition of the exchange that the Savers Life Certificate(s) so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such SMC Certificate or such cash payment or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

STOCK OPTIONS

     Each Savers Life Stock Option outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the number of shares of Savers Life Common Stock subject to such Savers Life Stock Option times the difference between $8.00 and the per share exercise price for such Savers Life Stock Option.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Savers Life, SMC and SAC relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization, power and standing of, and similar corporate matters with respect to each of Savers Life, SMC and SAC; (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement by Savers Life, SMC and SAC and of the transactions contemplated thereby; (iii) the absence of any conflict with each of Savers Life's, SMC's or SAC's articles of incorporation, bylaws and certain other agreements and documents and compliance with applicable laws; (iv) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Merger; (v) each of Savers Life's, SMC's and SAC's capitalization; (vi) the possession by Savers Life of all licenses, registrations, approvals and authorizations relating to the conduct of its business; (vii) the accuracy and completeness of Savers Life's financial statements; (viii) the absence of any litigation that would have a material adverse effect on the financial condition, business or results of operations of Savers Life or SMC; (ix) the timely filing of all regulatory reports and other documents filed with the regulatory authorities by Savers Life; (x) the absence of certain changes or events relating to the financial condition, business or results of operations of Savers Life; (xi) the absence of any untrue statements of material fact or omission to state a material fact in the Merger Agreement, any disclosure schedule, or any certificate or document furnished pursuant to the terms of the Merger Agreement; and (xii) the existence of material contracts and commitments of Savers Life and the existence of no breach or default under any such contracts.

CONDUCT OF BUSINESS PENDING THE MERGER

     Savers Life has agreed that, during the period from the date of the Merger Agreement through the Effective Time, except to the extent that SMC may otherwise consent in writing or to the extent otherwise required or permitted by the Merger Agreement, it will conduct its business only in the ordinary course and consistent with past practices. Savers Life has agreed to notify SMC promptly in writing of, and to use all commercially reasonable efforts to cure before the Effective Time, any event, transaction or circumstance occurring after the date of the Merger Agreement that causes or will cause any covenant or Agreement of Savers Life under the Merger Agreement to be breached or that renders or will render untrue any representation or warranty of Savers Life contained in the Merger Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Savers Life has also agreed to use all commercially reasonable efforts to cure, before the Effective Time, any violation or breach of any representation, warranty, covenant or Agreement made by it in the Merger Agreement. In addition to the preceding, Savers Life has agreed to invest its future cash flow, any cash from matured and maturing investments, any cash proceeds from the sale of its assets and properties and any cash held by Savers Life as of the date of the Merger Agreement exclusively in certain permissible investments.

     Without limiting the generality of the foregoing, Savers Life has agreed that it will not: (i) permit a material change in any underwriting, investment, actuarial, financial reporting, or accounting practices or policies or in any assumption underlying such practices or policies, or in any method of calculating any bad debt, contingency or other reserve for financial reporting purposes or for other accounting purposes; (ii) except as may be required by law or as disclosed in the Merger Agreement, or except for such representations, promises, changes, alterations or amendments that do not and will not result in any liability to Savers Life or SMC, (A) make any representation or promise, oral or written, to any officer, director, employee, agent, consultant or other similar representative of Savers Life concerning any employee benefit plan, (B) subject to certain exceptions, make any change to, or amend in any way, the contracts, salaries, wages or other compensation of any officer, director, employee, agent, consultant or other similar representative of Savers Life whose annual compensation exceeds $25,000, (C) adopt, enter into, amend, alter or terminate, partially or completely, any employee benefit plan, (D) adopt, enter into, amend, alter or terminate, partially or completely, any employment, agency, consultation or representation contract, (E) approve any general or company-wide pay increase for officers, directors, employees, agents, consultants or other similar representatives of Saver Life or (F) enter into an contract with any officer, director, employee, agent, consultant or other similar representative of Savers Life that is not terminable by Savers Life, without penalty or other liability, upon not more than sixty calendar days' notice; (iii) amend its Articles of Incorporation or Bylaws or take any action with respect to any such amendment; (iv) except upon the exercise of stock option outstanding at the date of the Merger Agreement, authorize or issue any shares of capital stock or other equity securities or enter into any contract or grant any option, warrant or right calling for the authorization or issuance of any such shares or other equity securities, or creating or issuing any securities directly or indirectly convertible into or exchangeable for any such shares or other equity securities, or issuance of any options, warrants or rights to purchase any such convertible securities; (v) declare, set aside, or pay any dividend or other distribution in respect of capital stock of Savers Life or directly or indirectly redeem, purchase or otherwise acquire any capital stock or any interest in or right to acquire any capital stock of Savers Life;
(vi) (A) dispose of any of its assets and properties or permit any of its assets or properties to be subjected to any liens, (B) sell any part of its insurance products, operations or business to any third party, (C) enter into any contracts obligating Savers Life to administer the insurance operation of any person other than any affiliate, (D) enter into any contracts permitting any person other than any affiliate to administer Savers Life's insurance operations or (E) enter into or assume any contract, if doing so could involve a loss, cost, expense or commitment in excess of $10,000; (vii) violate or breach, or fail to take any action that would constitute a violation, breach or default in any way under any term or provision of any contract to which it is a party or by which any of its assets and properties is or may be bound; (viii) create, incur, assume, guarantee, or otherwise become liable for, and will not cancel, pay, agree to cancel or pay, or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to, any liability, and will not waive any right to receive any direct or indirect payment or other benefit under any liability owing to it; (ix) (A) merge, consolidate or otherwise combine or agree to merge, consolidate or otherwise combine with any other person, (B) acquire or agree to acquire blocks of business of, or all or substantially all the assets and properties or capital stock or other equity securities of, any other person or (C) otherwise acquire or agree to acquire control or ownership of any other person; or (x) (A) make, file or enter into certain elections, consents or agreements with respect to the Internal Revenue Code of 1986, as amended (the "Code") or (B) amend or cancel any reinsurance or coinsurance contract.

CONDITIONS PRECEDENT TO THE MERGER

     The respective obligations of SMC, SAC and Savers Life to effect the Merger are subject, among other things, to the fulfillment to their reasonable satisfaction, prior to the Effective Time, of the following conditions (which conditions are subject, in certain cases, to specific exceptions): (i) the approval of the Merger Agreement by the requisite vote of the holders of Savers Life Common Stock and the approval of the Common Stock Issuance by the requisite vote of the holders of SMC Common Stock; (ii) the authorization for listing on Nasdaq, upon official notice of issuance, of the SMC Common Stock issuable in the Merger; (iii) the expiration or earlier termination of the applicable waiting period under the HSR Act; and (iv) the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act, no issuance of a stop order suspending the effectiveness of the Registration Statement by the SEC, which stop order remains in effect, and the receipt of all necessary state securities law authorizations.

     SMC's and SAC's obligations to consummate the Merger are subject to the fulfillment to SMC's and SAC's reasonable satisfaction, prior to the Effective Time, of the following conditions: (i) all representations and warranties of or concerning Savers Life contained in the Merger Agreement shall have been and continue to be true and correct in all material respects; (ii) Savers Life shall have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed and complied with by it prior to the Effective Time; (iii) Savers Life shall have delivered to SMC a certificate, dated as of the Effective Time, executed by the chief executive officer and the chief financial officer of Savers Life, to the effect that the conditions set forth in (i) and (ii) above have been satisfied and a certificate executed by the secretary or any assistant secretary of Savers Life with respect to the authorization, execution and delivery of the Merger Agreement; (iv) Savers Life shall have delivered to SMC such other documents and information concerning Savers Life as SMC shall have reasonably requested; (v) there shall not be in effect any writ, judgment, injunction, decree or similar order of any court or similar person restraining, enjoining or otherwise preventing consummation of any of the transactions contemplated by the Merger Agreement;
(vi) there shall not be pending or threatened any litigation which, if adversely determined to Savers Life, could have a material adverse effect on Savers Life or which seeks to prevent the Merger; (vii) all orders, consents, permits, authorizations, approvals and waivers necessary to permit SMC to perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereby shall have been obtained and shall be in full force and effect; (viii) there shall not have occurred between December 31, 1995, and the Effective Time any circumstance or event which has or could have a material adverse effect on Savers Life or its subsidiaries; (ix) SMC shall have received an opinion, dated as of the Effective Time, from Womble Carlyle Sandridge & Rice, PLLC, counsel to Savers Life, regarding the Merger; (x) Fleet National Bank of Connecticut and Conseco, Inc. shall have consented to the consummation of the transactions contemplated under the Merger Agreement and one or both of them shall have agreed to loan SMC the sum of $4,000,000 upon terms and conditions satisfactory to SMC; (xi) the Stoltz Employment Agreement shall have been executed and delivered; (xii) each of the officers of Savers Life and holders of more than 5% of the Savers Life Common Stock shall have executed and delivered contracts with SMC pursuant to which each such person shall have agreed, among other things, not to dispose of any shares of SMC Common Stock for a period of one year following the Effective Time without the prior written consent of SMC, such restriction being subject to certain exceptions; (xiii) holders of not more than five percent of Savers Life's Common Stock shall have given notice of intent to exercise dissenters' rights; (xiv) the stockholders of SMC shall have approved the Merger Agreement; (xv) the adjusted capital and surplus of the Surviving Corporation shall not be less than $7,390,000 immediately after the Effective Time; and (xvi) the stockholders of Savers Life shall have approved the Merger Agreement.

     The obligations of Savers Life under the terms of the Merger Agreement are subject to the fulfillment to Savers Life's reasonable satisfaction, prior to the Effective Time, of the following conditions: (i) all representations and warranties of or concerning SMC or its subsidiaries in the Merger Agreement shall have been and continue to be true and correct in all material respects;
(ii) SMC shall have performed and complied with all agreements, covenants and conditions required by the Merger Agreement to be performed or complied with by it prior to the Effective Time; (iii) SMC shall have delivered to Savers Life a certificate, dated as of the Effective Time, executed by the chief executive officer and the chief financial officer of SMC to the effect that the conditions set forth in (i) and (ii) above have been satisfied and a certificate executed by the secretary or any assistant secretary of SMC with respect to the authorization, execution and delivery of the Merger Agreement; (iv) SMC shall have delivered to Savers Life such other documents and information as Savers Life shall have reasonably requested; (v) there shall not be in effect any writ, judgment, injunction, decree or similar order of any court or similar person restraining, enjoining or otherwise preventing consummation of any of the transactions contemplated by the Merger Agreement; (vi) there shall not be pending or threatened any litigation which, if adversely determined to SMC or its subsidiaries, could have a material adverse effect on SMC or its subsidiaries, or which seeks to prevent the Merger; (vii) all orders, consents, permits, authorizations, approvals and waivers necessary to permit Savers Life to perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereby shall have been obtained and shall be in full force and effect; and (viii) Savers Life shall have received an opinion, dated as of the closing, from Stephen M. Coons, counsel to SMC, regarding the Merger.

     In the event that a condition precedent to the Merger is waived, SMC and Savers Life will evaluate whether such waiver has a material effect on the terms of the Merger or any other matters described herein and will amend or supplement the Proxy Statement/Prospectus and/or resolicit votes if such amendment or resolicitation is appropriate.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by the stockholders of Savers Life of the Merger Agreement or the approval by the stockholders of SMC of the Common Stock Issuance, as authorized by the respective boards of directors of SMC, SAC and Savers Life, as applicable:

          (i) by mutual written consent of SMC and Savers Life;

          (ii) by either SMC or Savers Life if (A) the other (or SAC if Savers Life is the terminating party) has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or materially breaches any representation or warranty that is not qualified as to materiality or breaches any representation or warranty that is so qualified (in each case after a five business day cure period following notice of such breach) or (B) the stockholders of SMC have failed to approve the issuance of the SMC Common Stock at the SMC Annual Meeting or the stockholders of Savers Life have failed to approve the Merger at the Savers Life Special Meeting; provided that at the time of such termination the terminating party has not breached any of its covenants set forth in the Merger Agreement;

          (iii) by either SMC or Savers Life if (A) the Merger has not been effected on or prior to the close of business on November 5, 1997; provided, however, that the right to terminate the Merger Agreement pursuant to this clause is not available to any party whose failure to fulfill any obligations of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date, or (B) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and nonappealable; or

          (iv) by SMC, if the Savers Life Board (A) has not recommended, or has resolved not to recommend, or has modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable or (B) has recommended, or resolved to recommend, to the stockholders of Savers Life any takeover proposal or offer of any other person.

     If the Effective Time shall not have occurred at or before 11:59 PM, Eastern Time, on November 5, 1997, the Merger Agreement will automatically terminate. Only the action of both the SMC Board and the Savers Life Board can extend the Merger Agreement beyond November 5, 1997. The failure of either board to approve such an extension will not constitute a failure to proceed in good faith with respect to the termination fee provision described below.

     If the Merger Agreement is terminated pursuant to its terms, such termination will be without liability of any party, or any stockholder, director, officer, employee, agent, consultant or representative of such party, to any other party to the Merger Agreement; provided, that if such termination results from the breach by a party of the representations, warranties or covenants of such party contained in the Merger Agreement, such party will be fully liable for any and all damages, costs and expenses (including reasonable counsel fees) sustained or incurred by the other party to the Merger Agreement.

FEES AND EXPENSES

     The Merger Agreement provides that SMC and Savers Life will each pay their own respective costs and expenses incidental to the preparation of the Merger Agreement, the performance of and compliance with all agreements and conditions contained in the Merger Agreement and the consummation of the transactions contemplated thereby. The Merger Agreement also provides for the payment of the following amounts:

          (i) If the Merger Agreement is terminated by either SMC or Savers Life for any of the reasons set forth in clause (ii)(A) under "-- Termination" above on the grounds that the other party has failed to proceed in good faith, the party terminating the Merger Agreement will be entitled to reimbursement from the other party upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of the terminating party or any of its affiliates in connection with the Merger Agreement or the consummation of the Merger; provided, however, that the party obligated to make payments upon such a termination will not be obligated to make any such payments in excess of $150,000 in the aggregate.

          (ii) If (A) the Savers Life Board fails to make a favorable recommendation or withdraws, amends or modifies its favorable recommendation to its stockholders of the Merger Agreement and the Merger and (B) on or prior to twelve months after the event described in clause
     (A) above, a Third Party Acquisition Event (as defined below) occurs, Savers Life will promptly, but in no event later than the second Business Day following the later to occur of the events referred to in clauses (A) and (B), pay to SMC a fee of $500,000 in cash (inclusive of expenses).

     A "Third Party Acquisition Event" means any of the following events: (i) any person or group of persons, other than SMC or its affiliates, acquires or becomes the beneficial owner of 25% or more of the outstanding shares of Savers Common Stock; (ii) any new group is formed which beneficially owns 25% or more of the outstanding shares of Savers Life Common Stock (other than a group which includes or may reasonably be deemed to include SMC or any of its affiliates);
(iii) any person or group of persons, other than SMC or its affiliates, has commenced a tender or exchange offer for 25% or more of the then outstanding shares of Savers Life Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Savers Life, or other similar business combination involving Savers Life; (iv) Savers Life enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Savers Life or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of Savers Life (other than the transactions contemplated by the Merger Agreement); (v) any person or group of persons, other than SMC or its affiliates, is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Savers Life Common Stock, which together with all shares of Savers Life Common Stock beneficially owned by such person or group of persons, results or would result in such person or group of persons being the beneficial owner of 25% or more of the outstanding shares of Savers Life Common Stock; or (vi) there is a public announcement with respect to a plan or intention by Savers Life or any person or group of persons, other than SMC or its affiliates, to effect any of the foregoing transactions.

AMENDMENT AND WAIVER; GOVERNING LAW

     The Merger Agreement may be changed, discharged or, except as stated above, terminated only by an instrument in writing signed by the party or parties against which enforcement of such change, discharge or termination is sought. The conditions precedent to the Merger summarized in the second and third paragraphs under "THE MERGER AGREEMENT -- Conditions Precedent to the Merger" may be waived by SMC and SAC and Savers Life, respectively.

     The Merger Agreement shall be construed in accordance with and governed by the laws of the State of North Carolina.

                               VOTING AGREEMENTS

     Persons who have the power to vote 541,045 shares of Savers Life Common Stock outstanding at the close of business on August 1, 1997 (approximately 30.4%) of the shares of Savers Life Common Stock then outstanding have signed agreements obligating them to vote in favor of approval of the Merger Agreement and against (i) any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Savers Life under the Merger Agreement and (ii) any action that is intended, or that could be reasonably expected, to impede, interfere with, delay, postpone or discourage, or adversely affect the contemplated economic benefits to SMC of the Merger and the actions or transactions contemplated by the Merger Agreement.

                        DESCRIPTION OF SMC COMMON STOCK

     The current authorized capital stock of SMC consists of 20,000,000 shares of SMC Common Stock, and 1,000,000 shares of SMC Preferred Stock. At the close of business on August 1, 1997, 4,870,240 shares of SMC Common Stock were issued and outstanding, 2,217,503 shares of SMC Common Stock were reserved for issuance upon exercise of warrants and stock options and 882,259 shares were held as treasury stock.

     The holders of SMC Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of a majority of the outstanding shares of SMC Common Stock represented at a meeting at which a quorum is present may elect all directors to be elected at the meeting. Under Indiana law, holders of SMC Common Stock may take action without a meeting of stockholders if a consent in writing setting forth such action is signed by the holders of all outstanding shares of SMC Common Stock.

     The holders of the SMC Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of SMC, the holders of SMC Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. There are no preemptive rights, redemption or sinking fund provisions applicable to the SMC Common Stock. All outstanding shares of SMC Common Stock are fully paid and nonassessable, and the shares of SMC Common Stock issuable in the Merger will be fully paid and nonassessable. The dividends and liquidation rights of holders of SMC Common Stock are subject to the rights and preferences of the holders of shares of any series of SMC Preferred Stock which SMC may issue in the future.

     Effective August 1, 1997, SMC redeemed all of its previously outstanding Class S Preferred Stock.

     The transfer agent and registrar for the SMC Common Stock is ChaseMellon Shareholder Services, Leonis, New Jersey.

     Upon consummation of the Merger and assuming the issuance of 1,652,772 shares in connection therewith, disregarding the Performance Premium and assuming the approval at the SMC Annual Meeting of the Stock Option Plan Amendment, there will be 13,476,988 shares of SMC Common Stock available for future issuances, of which 1,740,038 shares of SMC Common Stock will be reserved for issuance upon conversion of subordinated convertible debt, 699,358 shares will be reserved for issuance upon the exercise of outstanding warrants, 1,518,145 shares will be reserved for issuance upon the exercise of outstanding options, and 981,855 shares will be available for future option grants under the Stock Option Plan. Unissued shares of SMC Common Stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. SMC does not currently have any plans to issue additional shares of SMC Common Stock or SMC Preferred Stock (other than shares of SMC Common Stock which may be issued in the Merger or upon the exercise of warrants or pursuant to options granted under the Stock Option Plan).

     The SMC Board is authorized, without any further action by the stockholders, to designate series of SMC Preferred Stock and determine the rights, preferences, privileges and restrictions of each series. The SMC Board may issue SMC Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of SMC Common Stock and which could, among other things, have the effect of delaying, deterring or preventing a change in control of SMC.

     One of the effects of the existence of unissued and unreserved SMC Common Stock may be to enable SMC to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of SMC by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of SMC's management and possibly deprive the stockholders of opportunities to sell their shares of SMC Common Stock at prices higher than prevailing market prices. Such additional shares could also be used to dilute the stock ownership of persons seeking to obtain control of SMC.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     As a result of the Merger, stockholders of Savers Life, whose rights are now governed primarily by the NCBCA and, to a lesser extent, certain insurance company laws and regulations applicable to Savers Life, will become stockholders of SMC, an Indiana corporation, and as such their rights will be governed by the IBCL and, to a lesser extent, certain insurance holding company laws and regulations applicable to SMC. Certain differences arise from the change in governing law as well as from distinctions between the Savers Life Charter and Bylaws and SMC's Articles of Incorporation (the "SMC Charter") and Bylaws. Some of the significant differences in the rights of stockholders of Savers Life and SMC are discussed below. The following comparison of certain provisions of the IBCL and Indiana insurance law and the SMC Charter and Bylaws, on the one hand, the NCBCA and North Carolina insurance law and the Savers Life Charter and Bylaws, on the other, does not purport to be a complete statement of the differences which may affect the rights of stockholders.

COMMON STOCK

     All voting rights in SMC and Savers Life are presently vested in the holders of SMC Common Stock and Savers Life Common Stock, respectively. The voting rights vested in holders of SMC Common Stock are subject to the authority granted in the SMC Charter to the SMC Board to issue preferred stock with voting rights. The issuance of preferred stock with voting rights could affect the voting rights of the holders of SMC Common Stock. The Savers Life Charter does not authorize the issuance of any preferred stock. See "-- Preferred Stock."

PREFERRED STOCK

     Under the SMC Charter, the SMC Board is authorized to issue preferred stock in series and to fix the powers, designations, preferences or other rights of the shares and the qualifications, limitations and restrictions of such shares. Preferred stock issued by SMC would normally rank prior to SMC Common Stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class) and may be convertible into shares of SMC Common Stock. SMC has no present plans or understandings for the issuance of any additional preferred stock. However, any such issuance in the future could adversely affect the rights of holders of SMC Common Stock particularly if the preferred stock is given preferential dividend, liquidation or voting rights.

     The Savers Life Charter does not authorize the Savers Life Board to issue preferred stock.

VOTING

     Each share of SMC Common Stock and each share of Savers Life Common Stock is entitled to one vote on all matters presented to the stockholders. The holders of Savers Life Common Stock have cumulative voting rights in the election of directors. Thus, each holder of Savers Life Common Stock is entitled to the number of votes equaling the number of shares of Savers Life Common Stock he or she holds multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them. The holders of SMC Common Stock do not have cumulative voting rights in the election of directors.

     Under Indiana law, with certain exceptions, any merger, share exchange or sale of substantially all of a corporation's assets other than in the ordinary course of business must be approved by the board of directors (which may condition its approval of the transaction on any basis) and the holders of a majority of shares entitled to be cast by each voting group entitled to vote separately on the transaction, unless the IBCL, the articles of incorporation or the board of directors require a greater vote. Separate voting by voting groups is required (i) on a plan of merger if such plan contains a provision that, if contained in a proposed amendment to articles of incorporation, would require action by one or more voting groups affecting the rights of shares, and (ii) on a plan of share exchange by each class or series of shares included in the exchange, with each class or series constituting a separate voting group. Neither the SMC Charter nor Bylaws contain additional requirements with respect to extraordinary corporate transactions.

     Under North Carolina law, the voting provisions regarding extraordinary corporate transactions under the NCBCA are similar to those applicable to Indiana corporations. Neither the Savers Life Charter nor its Bylaws contain additional provisions regarding such transactions. Further, since Savers Life has only one class of stock authorized, each outstanding share has an equal vote in all matters considered by stockholders, and provisions regarding voting by voting groups have no effect.

DIRECTORS

     Number. The SMC Charter provides that the number of directors constituting the SMC Board will be fixed by the Bylaws. The SMC Bylaws provide that the number of directors may not be less than five nor more than nine. The SMC Board currently consists of nine members. The SMC Board will amend the SMC Bylaws to increase the maximum number of directors to ten in order to be able to appoint Mr. Stoltz as a director.

     The Savers Life Bylaws provide that the number of directors will not be less than seven nor more than fifteen.

     Classification of Board of Directors. The SMC Bylaws provide for the SMC Board to be divided into three classes, each serving a term of three years, with the term of one class expiring each year. Because the division of the SMC Board into three classes could delay a holder or holders of shares representing a majority of the voting power from obtaining control of the SMC Board, such holder or holders may not be able to replace a majority of the directors prior to at least the second annual meeting of stockholders after it or they acquired a majority position.

     The Savers Life Board is not divided into classes, and all directors of Savers Life are elected annually.

     Removal of Directors. The SMC Bylaws provide that directors may be removed from office with or without cause only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at a duly constituted meeting of stockholders called expressly for such purpose.

     The Savers Life Bylaws provide that directors may be removed from office without cause by a vote of stockholders holding a majority of the shares entitled to vote at an election of directors; provided, however, that a director may not be removed if the number of votes sufficient to elect directors under cumulative voting is voted against removal.

DISSENTERS' RIGHTS

     Under Indiana law, a stockholder of a corporation participating in certain mergers, reorganizations or other transactions may be entitled to receive cash in an amount equal to the fair value of his or her shares (as determined by a court) in lieu of the consideration such holder would otherwise receive in the transaction. Such appraisal rights are not available, however, to stockholders of a corporation whose shares are listed on Nasdaq or a similar market. Since the SMC Common Stock is listed on Nasdaq, SMC stockholders do not have dissenters' rights.

     Dissenters' rights under North Carolina law are described herein under "DISSENTERS' RIGHTS."

STOCKHOLDER SUITS

     Under Indiana law, upon compliance with certain procedures, a stockholder may institute a lawsuit on behalf of a corporation if he or she was a stockholder of the corporation when the transaction complained of occurred or unless he or she became a stockholder by operation of law from one who was a stockholder at that time. An individual stockholder also may commence a class action suit on behalf of himself or other similarly situated stockholders where the requirements for maintaining a class action under Indiana law have been met.

     Under the NCBCA, a stockholder of a North Carolina corporation may institute a lawsuit in the name of the corporation upon meeting certain requirements, including the requirement of making a written demand upon the corporation to take appropriate action and refraining from filing a lawsuit with respect to such demand until 90 days expires following such demand, unless the corporation notifies the stockholder that it rejected the demand or irreparable injury would result to the corporation by waiting for the 90 days to expire.

AMENDMENT OF CHARTER AND BYLAWS

     Under Indiana law, unless its articles of incorporation provide otherwise, a corporation's board of directors may adopt certain administrative amendments to the corporation's articles of incorporation without stockholder action. In all other circumstances, unless the IBCL, the articles of incorporation or the board of directors require a greater vote or a vote by voting groups, an amendment must be approved by (i) a majority of the votes entitled to be cast on such amendment by any voting group with respect to which the amendment would create dissenters' rights; and (ii) a majority of the votes cast thereon by each voting group entitled to vote on the amendment. Pursuant to the IBCL, unless its articles of incorporation provide otherwise, only a corporation's board of directors may amend or repeal the corporation's bylaws. A corporation's articles of incorporation may provide that the stockholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for stockholders than is required by the IBCL. The SMC Charter does not contain such a provision.

     The provisions of the NCBCA relating to amending the articles of incorporation are similar to the provisions of the IBCL. Under the NCBCA, stockholders can amend or repeal a corporation's bylaws, even though the bylaws can be amended by the board of directors. In the absence of a provision in the articles of incorporation or the bylaws requiring stockholder action to amend the bylaws, the board of directors is authorized to amend them without stockholder approval, except that the board of directors may not adopt, repeal or amend a bylaw adopted, repealed or amended by the stockholders, unless the articles of incorporation or a bylaw adopted by the stockholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally.

NOMINATIONS OF DIRECTORS AND BUSINESS PRESENTED AT ANNUAL MEETINGS

     The SMC Bylaws provide that advance notice of nominations for the SMC Board, other than nominations by the SMC Board or a committee thereof, shall be given to SMC in the manner provided in the Bylaws. The Bylaws require, in general, that such nominations must be received by SMC, together with certain other information, not less than 60 nor more than 90 days prior to the meeting at which such directors are to be elected. In the event that less than 75 days' notice or public disclosure of the date of the meeting is given, notice by the stockholders must be received by SMC not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

     The SMC Bylaws also provide that advance notice of any business proposed to be brought before an annual meeting of stockholders other than by or at the direction of the SMC Board or a committee thereof, shall be given to SMC in the manner provided in the Bylaws. The Bylaws require, in general, that such proposals must be received by SMC, together with certain other information, not less than 60 nor more than 90 days prior to the meeting at which such proposal is to be introduced. In the event less than 75 days' notice or prior public disclosure of the date of the meeting is given, notice by the stockholder must be received by SMC not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

     Neither the Savers Life Charter nor its Bylaws contains provisions similar to those described in the two preceding paragraphs.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Under Indiana law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement. Such indemnification is available to such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. No indemnification (unless awarded by a court) can be made until a majority of a quorum of disinterested directors, a committee thereof, independent legal counsel or the stockholders determine that the person seeking indemnification has met the applicable standard of conduct. Additionally, Indiana law provides that where such persons have been successful on the merits or otherwise in defense of such an action, the corporation shall be required to indemnify them against expenses incurred in connection therewith.

     The IBCL was amended in 1986 to provide that an Indiana corporation may amend its articles of incorporation to relieve directors of monetary liability for breach of their fiduciary duties including acts constituting gross negligence, except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct and a knowing violation of law or any transaction from which the director derived an improper personal benefit. The SMC Charter provides that directors are not liable to SMC or its stockholders for monetary damages for breach of their fiduciary duties, subject to the exceptions specified by Indiana law.

     The Savers Life Charter and Bylaws provide protection to its officers and directors against monetary liability for actions taken by them in the performance of their duties as such officers and directors and exonerate directors from monetary liability for such actions. The exoneration from monetary liability does not apply to actions taken by a director who knew at the time of the act or omission that the action was clearly in conflict with the best interests of Savers Life, to liability for unlawful distributions approved by a director or to any transaction from which the director received an improper benefit. The bylaws, as well as the statutory law of North Carolina, afford broad protection from liability and indemnification from expense. Essentially, an officer or director who is wholly successful in defending a claim is entitled to full indemnification for expenses incurred in the defense. One who is partially successful may be entitled to indemnification for the amount of any judgment as well as payment of expenses, provided that the individual did not violate his or her statutory duty to Savers Life. In any event, the court hearing a matter has authority to determine whether the person accused is entitled to indemnification. Savers Life has purchased a directors and officers liability insurance policy that provides coverage to Savers Life and to its officers and directors for actions taken by them in the ordinary course of their duties.

PROVISIONS APPLICABLE TO BUSINESS COMBINATIONS AND CHANGES IN CONTROL

     Certain provisions of Indiana law and the SMC Charter and Bylaws may delay, deter or prevent a change in control of SMC.

     Under Indiana law, a director may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

     Under Indiana law, no business combination (defined to include mergers, sales of assets, sales of 5% or more of outstanding stock, loans, recapitalization or liquidations or dissolutions) involving SMC and an interested stockholder (defined to include any holder of 10% or more of its voting stock) may be entered into unless (a) within five years of the share acquisition date the business combination or the purchase of shares is approved by the SMC Board before the stockholder became an interested stockholder; (b) all requirements of the SMC Charter relating to business combinations are satisfied and either (i) the business combination is approved by the SMC Board; (ii) the business combination is approved by a majority of the stockholders of SMC (excluding the interested stockholder and five years have expired since the acquisition of shares by the interested stockholder) or (iii) all stockholders are paid fair value (as defined in the
IBCL) for their stock.

     When a corporation (such as SMC), incorporated in Indiana and having its principal place of business, principal office, or substantial assets in Indiana, has a 20% ownership by Indiana residents, which is now and will be the case after the Merger, any acquisition which, along with previous holdings, gives the acquiror at least 20% of the corporation's voting stock triggers a stockholder approval mechanism. If the acquiror files a statutorily required disclosure statement, requests a special meeting of stockholders at which all disinterested stockholders (those not affiliated with the acquiror or any officer or inside director of the corporation) consider and vote upon whether the acquiror shall have voting rights with respect to the shares of such corporation held by it, and agrees to pay all costs incurred in connection with such meeting, then the corporation's management must call such a meeting within 10 days and hold such meeting within 50 days of such request. Without stockholder approval, the shares acquired by the acquiror have no voting rights. If the acquiror fails to file the statutorily required disclosure statement, the corporation can redeem the acquiror's shares at a price to be determined according to procedures devised by the corporation.

     Similar provisions of the NCBCA do not apply to Savers Life because it is not a "public corporation" within the meaning of the NCBCA and because Savers Life Common Stock is not registered under the Exchange Act.

                               DISSENTERS' RIGHTS

     The following is a summary of Article 13 of the NCBCA and the procedures for Savers Life stockholders dissenting from the Merger Agreement and exercising dissenters' rights. This summary is qualified in its entirety by reference to
Article 13 of the NCBCA, a copy of which is attached hereto as Annex B. Annex B should be reviewed carefully by any stockholder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so. FAILURE STRICTLY TO COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 13 OF THE NCBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Section 55-13-01, et seq., of the NCBCA gives any stockholder of Savers Life who objects to the Merger Agreement and who complies with the provisions of
Section 55-13-01, et seq., the right to receive a cash payment from Savers Life for the "fair value" of his Savers Life Common Stock as of the date on which the Merger becomes effective, subject only to the surrender by him of his certificates representing his shares. Any such payment may be higher or lower than the $8.00 per share consideration paid in the Merger.

     To exercise the right to object to the Merger, a stockholder must give to Savers Life, prior to or at the Savers Life Special Meeting, a written objection to the Merger Agreement. A stockholder who wishes to object to the Merger Agreement must not vote any shares in favor of the Merger Agreement. If the Merger Agreement is approved at the Special Meeting, Savers Life must notify all objecting stockholders who did not vote in favor of the Merger Agreement of the time within which they must make a demand for payment of the fair value of their shares. Within 30 days of such notice, each stockholder receiving the notice must make demand upon Savers Life for payment of the fair value of his shares. If Savers Life and the stockholder do not agree upon a value to be paid, the stockholder may commence an appraisal proceeding by filing an action in the Superior Court of Forsyth County, North Carolina, where Savers Life has its principal place of business. Upon the filing of such an action, Savers Life must offer to pay to the stockholder the amount it estimates to be the fair value of his shares, plus interest accrued to the date of payment, in full satisfaction of his demand. After the Effective Time of the Merger, no stockholder shall have any rights as a stockholder of Savers Life including, without limitation, any right to vote or to receive dividends or liquidating distributions. NEITHER A VOTE AGAINST THE MERGER AGREEMENT NOR THE FAILURE TO VOTE WILL CONSTITUTE A PROPER WRITTEN OBJECTION. If proper and timely written objection to the Merger Agreement is given by a stockholder, a failure to vote against the Merger Agreement will not constitute a waiver of his right to dissent and demand the fair value of his shares. A vote by a stockholder to approve the Merger Agreement terminates his right to object under the statute.

     Any objections to the Merger Agreement or demands for payment should be mailed to Patricia G. Landy, Secretary, Savers Life Insurance Company, 8064 North Point Boulevard, Winston-Salem, North Carolina 27106. All proper objections or demands must be received by Savers Life on or prior to the date on which they are required to be delivered.

     Except as may be required by law or ordered by the Court, Savers Life will not pay fees of counsel or other expenses incurred by objecting stockholders.

     THE ABOVE IS MERELY A SUMMARY OF SECTIONS 55-13-01 THROUGH 55-13-31 OF THE NCBCA. THIS SUMMARY IS QUALIFIED BY REFERENCE TO THOSE SECTIONS, WHICH ARE SET FORTH IN THEIR ENTIRETY AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS. SAVERS LIFE STOCKHOLDERS DESIRING TO EXERCISE DISSENTERS' RIGHTS SHOULD REFER TO THE FULL TEXT OF ANNEX B AND SHOULD CONSULT COUNSEL SINCE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE STATUTE WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     If holders of more than 5% of the shares of Savers Life Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, SMC will have the right to decline to consummate the Merger. See "THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

                          ELECTION OF DIRECTORS OF SMC

     Under SMC's Bylaws, as in effect on the date hereof, the SMC Board consists of nine persons and is divided into three classes, each of whose members serves for a three-year term. At the SMC Annual Meeting, SMC stockholders will elect three Class II directors. The terms of the current Class II directors expire at the SMC Annual Meeting. The nominees for Class II directors, if elected, will serve three years until the 2000 Annual Meeting of stockholders of SMC and until their successors have been elected and qualified. The current Class I and Class III directors will continue in office until the 1999 and 1998 Annual Meetings of stockholders of SMC, respectively.

     Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the three nominees recommended by the SMC Board and named below. SMC stockholders do not have the right to cumulate votes in the election of directors. Directors will be elected by a plurality of the votes cast at the SMC Annual Meeting. Thus, assuming a quorum is present, the two persons receiving the greatest number of votes will be elected to serve as members of the SMC Board. In the event that any nominee for the SMC Board is unable or declines to serve as a director at the time of the SMC Annual Meeting, the proxies will be voted for any nominee who shall be designated by the SMC Board to fill the vacancy, or the number of directors constituting the full SMC Board may be reduced. It is not expected that any nominee will be unable or will decline to serve as a director.

     A stockholder of SMC may nominate a person for election to the SMC Board. To do so, such stockholder must give written notice thereof, containing the information required by SMC's Bylaws, to the Secretary of SMC. Any such notice must be received at the principal executive office of SMC not later than the close of business on September 29, 1997.

     THE SMC BOARD RECOMMENDS A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES AS DIRECTORS OF SMC:

NOMINEES FOR DIRECTORS

  Class II - Nominees to Serve Three Years Until 2000 Annual Meeting:

     STEPHEN M. COONS, age 56, has been a director of SMC since August, 1989. Mr. Coons has been General Counsel and Executive Vice President of SMC since March 1993 and has been Secretary of SMC since March 1994. He was of counsel to the law firm of Coons, Maddox & Koeller from March 1993 to December 31, 1995. Prior to March 1993, Mr. Coons was a partner with the law firm of Coons & Saint. He has been practicing law for 25 years. Mr. Coons served as Indiana Securities Commissioner from 1978 to 1983.

     MARTIAL R. KNIESER, age 55, has been a director of SMC since May 1990. He was Medical Director of Community Hospital Indianapolis from 1978 to 1989 and has been Medical Director of Stat Laboratory Services from 1989 to present. Dr. Knieser also has been Medical Director of Standard Life since December 1987.

     PAUL ("PETE") B. PHEFFER, age 46, has been Executive Vice President, Chief Financial Officer and Treasurer of SMC since May 1, 1997 and director of SMC since June 27, 1997. Prior to joining SMC, Mr. Pheffer was Senior Vice President -- Chief Financial Officer and Treasurer of Jackson National Life Insurance Company from 1994 to 1996 and prior to that was Senior Vice President -- Chief Financial Officer at Kemper Life Insurance Companies from 1992 to 1994. Mr. Pheffer, a CPA, received his MBA from the University of Chicago in 1988.

MEMBERS OF SMC BOARD CONTINUING IN OFFICE

  Class III - Serving Until 1998 Annual Meeting

     RONALD D. HUNTER, age 45, has been the Chairman of the Board, Chief Executive Officer and President of SMC since its formation in June 1989 and the Chairman of the Board and Chief Executive Officer of Standard Life since December 1987. Previously, Mr. Hunter held several management and sales positions in the life insurance industry with a number of companies including Conseco, Inc. (1981-1986), Aetna Life & Casualty Company (1978-1981), United Home Life Insurance Company (1975-1977) and Prudential Life Insurance Company (1972-1975).

     EDWARD T. STAHL, age 50, has been an Executive Vice President of SMC since its formation, has been a director of SMC from July 1989 (except for the period from January 12, 1990 to May 21, 1990) and has served as Director of Corporate Development since June 1993. Mr. Stahl was Secretary of SMC from June 1989 to March 1994. Mr. Stahl was President and Chief Operations Officer of Standard Life from May 1988 to June 1993. He has been a director of Standard Life since December 1987, and Executive Vice President and Secretary since June 1993. Mr. Stahl has served in various capacities in the insurance industry since 1966. He earned his FLMI designation in 1981, and is a member of several insurance associations.

     JAMES C. LANSHE, age 51, has been a director of SMC since August 1993. From 1989 to 1997, Mr. Lanshe served as Chairman of Norex Corporation and its predecessors, a financial services holding company. From 1991 to 1997, Mr. Lanshe served as Chief Executive Officer of Norcross & Company, an investment banking firm. From 1988 to 1991 he was a partner with the law firm of Greenbauer, Boone, Treitz, Maggiolo and Brown of Louisville, Kentucky.

  Class I -- Serving Until 1999 Annual Meeting:

     ROBERT A. BORNS, age 61, has served as Chairman of Borns Management Corporation (real estate management), Indianapolis, Indiana since 1962 and as Chairman of Correctional Management Company, L.L.C. (privatized correctional facilities), Indianapolis, Indiana since 1996. Mr. Borns serves on numerous boards, including IPALCO Enterprises, Inc., Indianapolis Power and Light Company, Indianapolis Water Company, IWC Resources Corporation, and of Heritage Partners Management, Inc. He is also a member of the Board of Trustees of Indianapolis Museum of Art, Indianapolis Symphony Orchestra, Indiana University Foundation and St. Vincent Hospital Advisory Board.

     RAYMOND J. OHLSON, age 47, has served as Executive Vice President and director of SMC since December 1993. He has served as President and director of Standard Marketing since August 1991. Since June 1993, Mr. Ohlson has served as President of Standard Life. Mr. Ohlson entered the life insurance business in 1971. While still in college, Mr. Ohlson qualified for the Million Dollar Round Table and is now a life member. He earned his CLU designation in 1980. Mr. Ohlson owned and operated Ohlson & Associates, an independent insurance marketing organization, from 1984 to April 1, 1994, when the assets of Ohlson & Associates were acquired by Standard Marketing.

     RAMESH H. BHAT, age 47, has been a director of SMC since July 1989, except for the period from January 1990 to August 1990. Dr. Bhat has been practicing obstetrics and gynecology in Fort Wayne, Indiana, since

1978 and is a member of the medical staff of Parkview Memorial Hospital and partner of Northeast OB-GYN, P.C., in Fort Wayne, Indiana.

     Additional information regarding members of the SMC Board, including compensation, options granted during fiscal year 1996 and related party transactions is discussed under "ADDITIONAL INFORMATION REGARDING SMC -- Executive Compensation."

     Pursuant to the Merger Agreement, SMC has agreed to appoint Mr. Stoltz to the SMC Board immediately after the Effective Time. Upon the appointment of Mr. Stoltz, the SMC Board will consist of ten directors, eight of whom were directors of SMC as of the dates of the Merger Agreement and the SMC Annual Meeting. Mr. Stoltz will stand for election at the 1998 annual meeting of the stockholders of SMC. Mr. Stoltz is 56 and has been the President and Treasurer, as well as a director sitting on the Finance and Executive Committees, of Savers Life since its founding in 1980. In connection with the consummation of the Merger, it is contemplated that Mr. Stoltz will enter into the Stoltz Employment Agreement effective as of the Effective Time. It is contemplated that the Stoltz Employment Agreement will provide that Mr. Stoltz will be appointed as the Vice Chairman of Savers Life. See "THE MERGER -- Interests of Certain Persons in the Merger."

                PROPOSAL TO APPROVE STOCK OPTION PLAN AMENDMENT

OVERVIEW

     The SMC Board proposes that the stockholders of SMC approve an amendment to the Stock Option Plan to increase the number of shares reserved for issuance thereunder from 1,500,000 to 2,500,000 and to allow the SMC Board to vary, from year to year, the number of shares subject to options granted to members of the SMC Board who are not full-time salaried officers or employees of SMC or its subsidiaries ("Outside Directors").

     Pursuant to the Stock Option Plan, nonqualified options may be granted to the officers and other key employees of SMC or any subsidiary in which SMC owns more than 50% of the total combined voting power of all classes of stock. At the close of business on August 1, 1997, options to purchase 1,518,145 shares of SMC's Common Stock were outstanding under the Stock Option Plan, none of which had been exercised. Mr. Pheffer has been granted options to purchase 75,000 shares of SMC Common Stock (options to purchase 25,000 shares are currently exercisable) subject to shareholder approval of the Stock Option Plan Amendment.

     As noted below, each SMC Outside Director will receive an option to purchase at least 500 shares of SMC Common Stock on the date of the SMC Annual Meeting. Assuming the nominees set forth herein under "ELECTION OF DIRECTORS OF SMC" are elected and this proposal is approved at the SMC Annual Meeting, SMC Outside Directors will receive options under the Stock Option Plan during 1997 with respect to a total of at least 2,000 shares of SMC Common Stock. Except for grants to Outside Directors grants under the Stock Option Plan are discretionary. Accordingly, it is not possible to predict the amounts of such discretionary grants. Grants under the Stock Option Plan in 1996 to certain of SMC's executive officers are indicated in the "Option/SAR Grants in Last Fiscal Year" and "Summary Compensation" tables under "ADDITIONAL INFORMATION REGARDING SMC -- Executive Compensation." Grants under the Stock Option Plan in 1996 to all executive officers as a group and all employees, including all officers other than executive officers, as a group, cover 700,980 (220,500 without the replacement options hereinafter described) and 767,122 (286,642 without the replacement options) shares of SMC Common Stock, respectively.

     The SMC Board believes that it is in SMC's and its stockholders' best interests to approve the Stock Option Plan Amendment to allow SMC to continue to grant options under the Stock Option Plan to secure for SMC the benefits of the additional incentive inherent in the ownership of SMC Common Stock by directors, officers and other key employees of SMC and its subsidiaries and to help SMC and its subsidiaries secure and retain the services of key employees.

     THE SMC BOARD RECOMMENDS A VOTE FOR THE STOCK OPTION PLAN AMENDMENT.

DESCRIPTION OF THE STOCK OPTION PLAN

     The description of the Stock Option Plan contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Stock Option Plan, as it is proposed to be amended, a copy of which is attached hereto as Annex C and incorporated herein by reference.

     The Stock Option Plan is designed to align the interests of the SMC stockholders and the recipients of awards thereunder, to attract and retain officers and other key employees and persons who would serve as non-employee directors of SMC, and to provide incentives for the long-term success of SMC. Approximately 85 individuals are eligible to receive grants under the Stock Option Plan.

     Administration. The Stock Option Plan is administered by a committee (the "Committee") consisting of the SMC Board. The Committee selects officers and other key employees for participation in the Stock Option Plan and determines the number of shares of SMC Common Stock allocable to an award, the exercise price for such shares, the time and conditions of exercise and all other terms and conditions of an award. The Committee may, subject to the terms of the Stock Option Plan, interpret and establish rules and regulations for the administration of the Stock Option Plan. Except with respect to awards to directors or executive officers of SMC, the Committee may delegate some or all of its power and authority to administer the Stock Option Plan to the Chief Executive Officer or other executive officers of SMC.

     Available Shares. Under the Stock Option Plan, as proposed to be amended, 2,500,000 shares of SMC Common Stock may be issued upon the exercise of options, subject to adjustment to reflect any stock split, stock dividend, recapitalization, merger or other similar change in capitalization. If any outstanding option expires or terminates unexercised or is canceled or forfeited, the shares reserved under such option will again be available for awards under the Stock Option Plan. As noted above, at the close of business on August 1, 1997, options to purchase 1,518,145 shares of SMC Common Stock had been granted under the Stock Option Plan.

     Grant and Exercise of Options. Each option will be exercisable in whole or from time to time in part as determined by the Committee. The purchase price per share of SMC Common Stock may not be less than 100% of the fair market value of SMC Common Stock on the date of grant of an option, subject to adjustment for changes in capitalization. Payment of the purchase price may be made in cash or shares of SMC Common Stock as determined by the Committee at the time of grant of an option. No options may be granted under the Stock Option Plan after August 31, 2002.

     Federal Income Tax Treatment. Under current U.S. federal tax law, the following are the income tax consequences generally arising with respect to awards under the Stock Option Plan. All options granted under the Stock Option Plan are non-qualified stock options. A participant will not recognize taxable income as a result of the receipt of an option under the Stock Option Plan. A participant who exercises an option will recognize taxable income upon exercise in an amount measured by the excess, if any, of the fair market value on the date of exercise of the shares so acquired over their option price, and SMC will be entitled to a corresponding tax deduction in the same amount. The tax basis of such shares will be equal to their fair market value on the date of exercise, and the holding period of such shares, for the purpose of determining whether a subsequent sale thereof would result in the recognition of short-term or long-term capital gain or loss will generally commence on such date.

     Termination of Employment. If a participant's employment terminates by reason of disability, retirement on or after age 62 after a minimum of three years of employment, or death, any option held by such participant will become fully exercisable and may thereafter be exercised for a period not to exceed three years after the date of such termination of employment, but in no event after the expiration of such option. If a participant's employment terminates for any reason other than disability, retirement or death, any option held by such participant will be exercisable only to the extent that such option was exercisable on the date of such termination of employment and may thereafter be exercised for a period not to exceed one year after such date, but in no event after the expiration of such option; provided, that if such participant's employment is terminated for cause, any option held by such participant will terminate automatically. If a participant dies during the above-described three-year or one-year period following termination of employment, any option held by such participant will be exercisable for a period not to exceed one year after the date of death, but in no event after the expiration of such option.

     Change in Control. In the event of a change in control of SMC, each outstanding option will be surrendered to SMC and cancelled, and the holder of such option will receive a payment from SMC in an amount equal to the number of shares of SMC Common Stock subject to such option, multiplied by the difference between the exercise price per share and the highest price per share offered to SMC's stockholders in any transaction whereby the change in control takes place or the fair market value of a share of SMC Common Stock on the date of occurrence of the change in control, if the change in control occurs other than pursuant to an acquisition of shares of SMC Common Stock. Change in control is defined as an acquisition by a person or group of 20% or more of SMC's Common Stock (other than an acquisition from or by SMC or by a SMC benefit plan, or certain reorganizations, mergers or consolidations), a change in a majority of the incumbent SMC Board or the approval by the stockholders of SMC of a reorganization, merger or consolidation, or a liquidation, dissolution or sale of all or substantially all of SMC's assets (unless SMC's stockholders receive or own more than 60% of the stock of the surviving or purchasing company).

     Outside Directors. Under the Stock Option Plan, each SMC Outside Director will be granted options to purchase shares of SMC Common Stock at a purchase price equal to the fair market value of the underlying SMC Common Stock on the date of grant. On the date on which a person is first elected or begins to serve as an Outside Director, such Outside Director will be granted an option to purchase 500 shares of SMC Common Stock. The Stock Option Plan currently provides that thereafter, each such Outside Director will be granted an option to purchase 500 shares of SMC Common Stock on the date of each annual meeting of stockholders of SMC. If the Stock Option Plan Amendment is approved, the SMC Board, in its capacity as administrator of the Stock Option Plan, could vary, from year to year, the number of shares subject to options granted to each Outside Director at each annual meeting of stockholders of SMC, provided that such number may not be less than 500. Such options will be fully exercisable on the date of grant for a period of ten years. If an Outside Director's directorship terminates by reason of disability, retirement on or after age 62 after a minimum of three years of service as a director, or death, any such option may thereafter be exercised for three years after the date of such termination, but in no event after the expiration of such option. If an Outside Director's directorship terminates for any reason other than disability, retirement or death, any such option may thereafter be exercised for one year after the date of such termination, but in no event after the expiration of such option; provided, that if such director is removed for cause, any such option will terminate automatically. If an Outside Director dies during the above-described three-year or one-year period following termination of such director's directorship, any such option may thereafter be exercised for one year after the date of death, but in no event after the expiration of such option.

     Amendment and Termination. The SMC Board may amend the Stock Option Plan as it deems advisable, except that no amendment may be made without the approval of SMC's stockholders if such amendment would (i) increase the maximum number of shares of SMC Common Stock available under the Stock Option Plan, subject to adjustment for changes in capitalization of SMC, (ii) reduce the minimum purchase price of a share of SMC Common Stock, (iii) extend the term of the Stock Option Plan, or (iv) require the approval of stockholders under applicable law. The Stock Option Plan will terminate on August 31, 2002 unless terminated earlier by the SMC Board.

      RATIFICATION OF APPOINTMENT OF SMC'S PRINCIPAL INDEPENDENT AUDITORS

     The SMC Board, on the recommendation of the SMC Audit Committee, has appointed the firm of Ernst & Young LLP as principal independent auditors of SMC for the year ending December 31, 1997. If the holders of SMC Common Stock entitled to vote at the SMC Annual Meeting, represented in person or by proxy, fail to ratify such appointment, the Board of Directors will reconsider whether or not to retain such firm. Ernst & Young LLP has audited SMC's financial statements since SMC's formation in 1989. Representatives of Ernst & Young LLP are expected to be present at the SMC Annual Meeting and will be available to respond to appropriate questions that may be asked by stockholders. The representatives of Ernst & Young LLP will also have the opportunity to make a statement at the meeting if they desire to do so.

     THE SMC BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS SMC'S PRINCIPAL INDEPENDENT AUDITORS FOR 1997.

                      ADDITIONAL INFORMATION REGARDING SMC

                                BUSINESS OF SMC

INTRODUCTION

     SMC is an insurance holding company which directly and through subsidiaries, acquires and manages in force life insurance and annuity business and distributes life insurance and annuity products issued by SMC's insurance subsidiaries and a select group of unaffiliated insurers. SMC's active subsidiaries include: (i) Standard Life and its subsidiary, Dixie National Life,
(ii) Standard Management International and its subsidiaries, Premier Life (Luxembourg) and Premier Life (Bermuda), and (iii) Standard Marketing.

     Standard Life, SMC's principal insurance subsidiary, was organized in 1934 as an Indiana-domiciled life insurer. It is licensed to write new business or service existing business in the District of Columbia and all states except New York and New Jersey. Standard Life offers flexible premium deferred annuities ("FPDAs") and whole and universal life insurance. Standard Life also generates cash flow and income from closed blocks of in force life insurance and annuities. At June 30, 1997, Standard Life's statutory assets were $360,012,000 and the aggregate of its statutory capital and surplus, asset valuation reserve ("AVR") and interest maintenance reserve ("IMR") (its "adjusted statutory capital") was $37,386,000. The ratio of Standard Life's adjusted statutory capital to its total statutory assets was 10.4% at June 30, 1997. Standard Life has a rating of "B+" ("Very Good, Secure") by A.M. Best Company, Inc. ("A.M. Best"), a rating agency.

     Standard Management International is a holding company organized under Luxembourg law with its registered office in Luxembourg. At June 30, 1997, Standard Management International and its subsidiaries had $147,767,000 in assets with policies in force in over 98 countries. The majority of its business is "unit-linked" products with a range of policyholder directed investment choices coupled with a small death benefit, sold through its subsidiaries:
Premier Life (Luxembourg) and Premier Life (Bermuda). At June 30, 1997, Premier Life (Luxembourg) had statutory capital and surplus of $8,076,000 and its minimum capital and surplus was $3,295,000 and Premier Life (Bermuda) had statutory capital and surplus of $1,558,000 and its minimum capital and surplus was $250,000.

     Standard Life owns 99.4% of Dixie National Life. At June 30, 1997, Dixie National Life's statutory assets were $34,950,000, the adjusted statutory capital was $4,038,000 and the ratio of its adjusted statutory capital to its statutory assets was 11.6%. Dixie National Life has a rating of B ("Adequate") by A.M. Best. Dixie National Life markets a variety of life insurance products throughout the Mid-South offering primarily "burial expense" policies.

     Standard Marketing is a wholesale distributor of life insurance and annuity products. Through its network of master general agents and independent agents, Standard Marketing distributes life insurance and annuity products for Standard Life and Dixie National Life and for a select group of unaffiliated insurance companies. Standard Marketing earns override commission income from the sale of these products.

     On November 8, 1996, Standard Life acquired through merger Shelby Life from DLAC, a life insurance company located in Memphis, Tennessee (the "Shelby Merger"). The purchase price was approximately $14,650,000, including $13,000,000 in cash, 250,000 shares of restricted SMC Common Stock (valued at $1,250,000) and acquisition costs of $400,000 associated with the purchase of Shelby Life. Financing for the Shelby Merger was provided by senior debt of $10,000,000 and $4,000,000 in subordinated convertible debt. SMC's intent at the time it purchased Shelby Life was to cease writing new business as the new business premium volume did not justify the costs of marketing support, and to continue to earn profits from the existing business. Consistent with that intent, Shelby Life ceased writing new business effective November 1, 1996, thus eliminating marketing and sales costs and thereby reducing statutory surplus strain. Statutory accounting practices require that acquisition costs associated with new business (primarily commissions and policy issue costs) be fully expensed in the year the new business is written. Surplus strain is created when acquisition costs incurred in connection with new business reduces statutory surplus. Many states impose minimum levels of surplus as a condition to writing new business. See "-- Regulation."

     The acquisition of Shelby Life was accounted for using the purchase method of accounting and SMC's consolidated financial statements include the results of Shelby Life from November 1, 1996, the effective date of acquisition. Under purchase accounting, Standard Life allocated the total purchase price of Shelby Life to the assets and liabilities acquired, based on a preliminary determination of their fair values and recorded the excess of acquisition cost over net assets acquired as goodwill. Standard Life recorded goodwill of $9,000 which will be amortized on a straight-line basis over 20 years. Standard Life may adjust this allocation when a final determination of such values is made.

     On March 18, 1996, Standard Life completed the sale of a duplicate charter associated with First International to The Guardian Insurance and Annuity Co., Inc. ("GIAC"), a subsidiary of The Guardian Group, New York, New York. Standard Life received proceeds of approximately $10,393,000, including $1,500,000 for the charter and licenses associated with First International. Standard Life realized a net pretax gain of $1,041,692 and a tax benefit of $1,420,000 on this sale or $2,461,692 ($.47 per share). In addition, First International, Standard Life and GIAC have entered into a series of other agreements that include provisions for Standard Life to retain the economic interest in certain First International policies and administer First International policies in force at the date of sale. See "Business of SMC -- Reinsurance."

     In an unrelated matter, SMC decided in February 1996 to terminate the reinsurance agreement between Standard Reinsurance of North America Ltd. ("Standard Reinsurance") and Salamandra Joint-Stock Insurance Company in Ukraine ("Salamandra"), and not to renew the Barbados license of Standard Reinsurance due to an insignificant amount of reinsurance premium volume (less than $100,000). This resulted in the termination of Standard Reinsurance operations and the write-off of SMC's investment in Standard Reinsurance and certain intangible assets of Standard Reinsurance amounting to $155,856 ($.03 per share).

     The combined effect of the gain on sale of First International and related contracts, and the Standard Reinsurance write-offs, was an increase in revenues of $885,836 and a tax benefit of $1,420,000, for net income effect of approximately $2,305,836 or $.44 per share for the year ended December 31, 1996.

     In June 1988, Standard Life ceded a block of business to National Mutual Life Insurance Company ("National Mutual"). Effective May 31, 1996, Standard Life terminated by recapture the reinsurance agreement with National Mutual. As a result of this recapture, Standard Life received assets of $4,826,000 and liabilities of $4,826,000, primarily ordinary life policies. In connection with this transaction, Standard Life agreed to pay National Mutual a recapture fee of $1,200,000, and Standard Life collected administration fees of $375,000 related to services provided in prior years that had not been recorded previously due to the uncertainty as to its collection. The net proceeds of $825,000 were recorded as the present value of the future profits on this block of business, which is being amortized in proportion to the emergence of profits over 20 years. The premium income, and corresponding increase in reserves, of $4,234,000, recorded in connection with the recapture of the reinsurance agreement with National Mutual will not recur in the future.

ACQUISITION STRATEGY

     A principal component of SMC's strategy is to grow through the acquisition of life insurance companies and blocks of in force life insurance and annuities. SMC regularly investigates acquisition opportunities in the life insurance industry that complement or are otherwise strategically consistent with its existing business. Any decision to acquire a block of business or an insurance company will depend on a favorable evaluation of various factors. SMC believes that availability of blocks of business in the marketplace will continue in response to ongoing industry consolidation and risk-based capital requirements as well as other regulatory and rating agency concerns. In addition, SMC plans to market annuity and life insurance products directly as it has done in the past. SMC currently has no plans or commitments to acquire any specific insurance business or other material assets besides Savers Life. No assurance can be given that SMC will be successful in consummating any future acquisition.

     SMC has the information systems and administrative capabilities necessary to add additional blocks of business without a proportional increase in operating expenses. In addition, SMC has developed management techniques for reducing or eliminating the expenses of the companies it acquires through the consolidation of their operations with those of SMC, and for increasing investment yields. Such techniques include reduction or elimination of overhead, including the acquired company's management, staff and home office, elimination of marketing expenses and, where appropriate, the substitution of Standard Marketing's network for the acquired company's current distribution system, and the conversion of the acquired company's data processing operations to SMC's system.

     SMC may effect its acquisitions through the purchase or exchange of shares, if the acquisition candidate is an insurance company, or an assumption reinsurance transaction, if the proposed acquisition concerns a block of business. SMC's acquisitions may be subject to certain regulatory approvals, policyholder consents and stockholder approval, if applicable.

MARKETING

     Domestic Marketing. Standard Marketing was organized as a wholesale distribution system to provide a lower cost alternative to the traditional captive agency force. Standard Marketing has established a network of approximately 4,000 independent general agents. These agents distribute a full line of life insurance and annuity products issued by Standard Life and Dixie National Life and a select group of unaffiliated insurance carriers that Standard Marketing represents. As part of its normal recruiting, Standard Marketing selectively recruits new agents from those formerly associated with companies acquired by SMC. SMC does not market its annuity products through stockbrokers.

     Crediting rates, commissions, the perceived quality of the issuer, product features and services are generally the principal factors influencing an agent's willingness and ability to sell particular life and annuity products. SMC believes that both agents and policy owners value the service provided by SMC. Standard Marketing assists its agents in submitting and processing policy applications and helps ensure that issuing insurers pay commissions on a timely basis. Standard Life issues an annuity and pays the Standard Marketing agent's commission within 24 hours after the submission of the policy application. Standard Marketing also assists its agents with licensing applications and provides other administrative support. Standard Marketing provides marketing support for its agents, including sales seminars and other continuing education programs, point of sale materials, illustrated proposal services, toll-free access for sales inquiries and access to senior executives. In addition, Standard Marketing can introduce agents to lead services who will provide such services at discounted rates that Standard Marketing has negotiated.

     Standard Marketing agents offer a full portfolio of life insurance and annuity products that Standard Marketing has selected on the basis of their competitive position and likely consumer acceptance. Such portfolio includes FPDAs and whole and universal life insurance issued by Standard Life and Dixie National Life, for which Standard Marketing is the exclusive distributor, and deferred annuities, whole life, term and universal life insurance, and pension and payroll deduction products issued primarily by the following unaffiliated insurers: American National Life Insurance Company, United Presidential Life Insurance Company, U.S. Financial Life Insurance Company and others. Each of these unaffiliated insurers is rated "A-" to "A++" by A.M. Best. Standard Marketing's relationships with these companies are non-exclusive and are terminable by either party upon 30 days' notice. Standard Marketing regularly evaluates the products its agents offer to determine whether products or insurers should be added to, or deleted from, the Standard Marketing portfolio. SMC does not insure any of the policies and contracts Standard Marketing's agents sell for unaffiliated insurers.

     Each general agent operates his own agency and is responsible for all expenses of the agency. The general agents are compensated directly by the issuing insurance companies, which perform all policy issuance, underwriting and accounting functions. SMC is not dependent on any one agent or agency for any substantial amount of its business. No single agent accounted for more than 4% of Standard Life's annual sales in 1996, and the top twenty individual agents accounted for approximately 36.6% of Standard Life's volume in 1996. At June 30, 1997, approximately 40% of Standard Marketing's independent agents were located in Indiana, Florida, Ohio, Georgia and Illinois, with the balance distributed across the country. SMC is attempting to increase the number and geographic diversity of its agents. In 1996, SMC began writing significant amounts of business in California and Michigan due to Standard Marketing's expansion efforts.

     SMC does not have exclusive agency agreements with its agents and management believes most of these agents sell products similar to those sold by SMC for other insurance companies. This could result in a sales decline if SMC's products were to become relatively less competitive. Standard Life's 1996 FPDA sales increased partially due to an aggressive marketing campaign implemented by Standard Life with increased crediting rates. First year interest crediting rates were increased approximately 1% on certain FPDAs sold after April 15, 1996. Also contributing to the increase in premiums was the continued development of Standard Life's distribution system through marketing support from Standard Marketing and an increase in the agency base achieved primarily through the recruitment of larger managing general agencies and expanding geographical concentration into the Mid-South and California.

     Standard Marketing receives, directly from the insurance companies it serves, override commissions on sales by its agents, which are in addition to the commissions paid to Standard Marketing's independent agents. The availability of override commissions provides an economic incentive to Standard Marketing to recruit agents who produce business. The following table shows for the periods indicated the aggregate override commissions and service fees received by Standard Marketing:

                                                              YEARS ENDED DECEMBER 31,
                                     SIX MONTHS ENDED       ----------------------------
                                      JUNE 30, 1997          1996        1995       1994
                                     ----------------        ----        ----       ----
                                                   (DOLLARS IN THOUSANDS)
Standard Life and Dixie National
  Life(1).........................         $546             $  988      $  829      $867
Unaffiliated insurance
  companies(2)....................          116                397         252        55
                                         ------             ------      ------      ----
     Total........................         $662             $1,385      $1,081      $922
                                         ======             ======      ======      ====

-------------------------
(1) These amounts are eliminated in SMC's consolidated financial statements.

(2) Unaffiliated commission income as a percentage of revenues is .5%, 1.0%, .8% and .2% for the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively.

     International Marketing. The subsidiaries of Standard Management International, Premier Life (Luxembourg) and Premier Life (Bermuda), produced aggregate new premium deposits of approximately $7,000,000, $17,000,000, $32,000,000 and $1,700,000 during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. The decrease in 1996 is primarily due to a decrease in marketing costs and to changes in tax planning laws in certain countries in Western Europe, which made Standard Management International products less attractive. The countries within the European Union have been the main contributor to these sales. Although SMC expects this to be the case in the future, it plans to increase marketing efforts in other parts of the world as well.

     Although Standard Management International anticipates as part of its long term plan to grow significantly through internal sales, acquisitions of other European insurance companies may be considered. It has designed and launched new single and regular premium products in recent years. It is also in discussions with a number of companies to form alliances to produce tailored products for their markets. It is expected that these alliances will be consummated in 1997. It is currently the intention that Premier Life (Luxembourg) will write business within the European Union and Premier Life (Bermuda) will write international business elsewhere in the world. The market for Standard Management International's products is considered to be medium to high net worth individuals who typically have in excess of $75,000 to invest in a single premium policy and medium to high earners who have in excess of $3,000 per annum to invest in a regular premium savings product. The above individuals would come from a combination of expatriates, residents of European Union countries and from other targeted areas. The expatriate and European insurance markets are well established and highly competitive with a large number of domestic and international groups operating in, or going into, the same markets as Standard Management International.

     Standard Management International's products are distributed via independent agents who have established connections with these targeted individuals. Standard Management International is striving to develop into an entrepreneurial intermediary oriented organization committed to building long term relationships with high quality distributors, thereby creating a niche position. Standard Management International places the same emphasis as SMC's U.S. insurance companies on a high level of service to intermediaries and policyholders while striving to achieve low overhead costs.

PRODUCTS

     SMC primarily markets FPDAs, whole life and universal and interest-sensitive life insurance policies and unit-linked policies. SMC also generates cash flow and income from its closed blocks of in force life insurance and annuities. Closed blocks are blocks of in force life insurance and annuities that are not currently being marketed by SMC. The closed block designation is for internal purposes only, it does not have any legal or regulatory significance and there are no restrictions on the assets or future profits of closed blocks. The following table sets forth the amounts and percentages of net premiums received by SMC from currently marketed products and closed block products for the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. Because GAAP generally excludes annuity deposits, and premiums from universal and interest-sensitive life insurance and unit-linked products from premium income, and thus does not fully reflect SMC's cash flow from new business, the premium information contained in the following table is reported using statutory accounting principles, which include deposits on annuities and unit-linked policies and premiums from universal and interest-sensitive life insurance.

                                                                     YEAR ENDED DECEMBER 31,
                                 SIX MONTHS ENDED     -----------------------------------------------------
                                   JUNE 30, 1997           1996               1995               1994
                                 -----------------    ---------------    ---------------    ---------------
                                  AMOUNT      %       AMOUNT      %      AMOUNT      %      AMOUNT      %
                                  ------      -       ------      -      ------      -      ------      -
                                                           (DOLLARS IN THOUSANDS)
Currently marketed products
  FPDAs........................   $21,706     59.4    $37,322    45.4    $12,417    23.0    $50,421    85.7
  Universal and
     interest-sensitive life...     1,618      4.4      5,384     6.5      2,044     3.8        279     0.4
  Single premium immediate
     annuity...................     1,630      4.5      1,423     1.7      1,257     2.3         --      --
  Whole life...................       954      2.6      2,546     3.1        668     1.2         86     0.2
  Unit-linked products.........     7,077     19.4     16,902    20.5     31,793    58.8      1,715     2.9
                                  -------    -----    -------   -----    -------   -----    -------   -----
                                   32,985     90.3     63,577    77.2     48,179    89.1     52,501    89.2
Closed blocks
  Annuities and life...........     3,579      9.7      9,230    11.2      5,906    10.9      6,364    10.8
  Net effect of financial
     reinsurance...............        --       --      5,182     6.3         --      --         --      --
  Recapture of National
     Mutual....................        --       --      4,373     5.3         --      --         --      --
                                  -------    -----    -------   -----    -------   -----    -------   -----
                                    3,579      9.7     18,785    22.8      5,906    10.9      6,364    10.8
                                  -------    -----    -------   -----    -------   -----    -------   -----
                                  $36,564    100.0    $82,362   100.0    $54,085   100.0    $58,865   100.0
                                  =======    =====    =======   =====    =======   =====    =======   =====

     FPDA sales declined in 1995 reflecting competitive pressures due to Standard Life not matching other insurer's higher interest crediting and commission rates. Additionally, in order to reduce surplus strain Standard Life began ceding a portion of its new annuity business to an unaffiliated reinsurer effective January 1, 1995, which further reduced FPDA sales revenues by $20,089,762 in 1995. Deposits from unit-linked products increased in 1995 as a result of the resumption by Standard Management International of the sale of new policies in 1994.

     FPDA sales increased in 1996 partially due to an aggressive marketing campaign implemented by Standard Life with increased interest crediting rates. First year interest crediting rates were increased approximately 1% on certain FPDAs sold after April 15, 1996. Standard Life also decreased the quota-share portion of business ceded pursuant to a reinsurance agreement, under which 70% of a portion of Standard Life's annuity business pursuant to the terms of the agreement produced after December 31, 1994 was ceded, to 50% at September 1, 1995, which was further decreased to 25% effective April 1, 1996. This reduction was possible since the surplus strain experienced by Standard Life was not as great as originally anticipated as a result of lower than expected sales in 1995 and the additional surplus resulting from the sale of First International. Premium deposits ceded pursuant to this reinsurance agreement reduced net premium by $8,907,460 in the year ended December 31, 1996.

     The increase in universal and interest-sensitive life products in 1996 is primarily due to the increase in interest-sensitive life products issued by Dixie National Life, which is included in results after October 2, 1995, the effective date of the acquisition.

     The increase in closed blocks annuities and life products in 1996 is primarily due to reinsurance premium assumed from GIAC (net reinsurance premium assumed of approximately $4,700,000) and the acquisition of Shelby Life, effective November 1, 1996.

     The following table shows, on a GAAP basis, certain information for SMC as of the dates set forth below:

                                                                              AT DECEMBER 31,
                                                                  ----------------------------------------
                                              AT JUNE 30, 1997       1996            1995           1994
                                              ----------------       ----            ----           ----
                                                                 (DOLLARS IN THOUSANDS)
Number of annuity contracts in force......           13,632           13,221(1)       8,637          7,480
Interest-sensitive annuity and other
  financial product reserves, net of
  reinsurance ceded.......................       $  346,662       $  333,633(1)    $212,500       $173,334
                                                 ----------       ----------       --------       --------
Number of life policies in force..........           71,962           73,106(2)      63,038(3)      40,317
Life insurance in force, net of
  reinsurance ceded.......................       $1,257,343       $1,367,675(2)    $826,296(3)    $787,414
                                                 ----------       ----------       --------       --------
Number of separate contracts (primarily
  unit-linked products)...................            2,546            2,484          2,951          3,131
Total liabilities related to separate
  accounts (primarily unit-linked
  products)...............................       $  134,808       $  128,546       $122,705       $ 94,301

-------------------------
(1) The number of annuity contracts in force and interest-sensitive annuity and other financial product reserves increased in 1996 primarily due to the increase in FPDA sales in 1996 and the Shelby merger.

(2) The number of life policies and insurance in force increased in 1996, as a result of the Shelby merger. Shelby Life had 16,603 life policies and $617,688,000 insurance in force as of November 1, 1996. The decrease in 1997 relates to normal run-off of the closed block.

(3) The number of life policies and insurance in force increased 26,522 and $219,663,000, respectively in 1995 as a result of Standard Life's acquisition of Dixie National Life.

CURRENTLY MARKETED PRODUCTS

     The individual annuity business is a growing segment of the savings and retirement industry, which increased in sales from $1 billion in 1970 to more than $54 billion in 1990. The individual annuity market, which is SMC's primary target, comprises 42% of those sales. As the 76 million baby boomers born from 1946 through 1964 grow older, demand for insurance products is expected to grow. SMC believes that those seeking adequate retirement incomes will depend less and less on Social Security and their employers' retirement programs and more and more upon their own financial resources. Annuities currently enjoy an advantage over certain other saving mechanisms because the annuity buyer receives a tax-deferred accrual of interest on his investment during the accumulation period.

     Standard Life, Dixie National Life and Standard Management International all currently issue new policies. Standard Life emphasizes the issuance of FPDAs. Dixie National Life primarily sells "burial expense" life insurance policies. Standard Management International markets unit-linked products. Over 27% of all net premiums and deposits collected in 1996 by SMC from its currently marketed products arise from the sale of unit-linked products by Standard Management International. The balance is represented by the sales of whole life and universal and interest-sensitive life insurance products by Standard Life and Dixie National Life and Standard Life's FPDAs. The portfolio of products is continuously reviewed by management, and product features and terms are adjusted in response to market conditions in an effort to remain competitive.

     SMC's gross sales percentage by U.S. geographical region are summarized as follows:

                     STATE                          1997(1)       1996       1995       1994
                     -----                          -------       ----       ----       ----
Indiana.........................................       20%         18%        24%        30%
Ohio............................................       11          16         22         18
Florida.........................................       12          14         11         19
California......................................       12          11          3          2
Louisiana.......................................        5           2          2         --
Virginia........................................        4           2         --          1
Michigan........................................        2           6          4          5
All other states................................       34(2)       31(2)      34         25
                                                      ---         ---        ---        ---
Total...........................................      100%        100%       100%       100%
                                                      ===         ===        ===        ===

-------------------------
(1) First six months.

(2) No other state had gross sales greater than 4% for the first six months of 1997 and the year ended December 31, 1996.

     Standard Management International's products are sold primarily in Western Europe.

STANDARD LIFE PRODUCTS

     Flexible Premium Deferred Annuities. FPDAs provide for an initial deposit by an annuitant and optional additional deposits, the time and amount of which are at the discretion of the annuitant. Standard Life credits the account of the annuitant with earnings at interest rates that are revised periodically by Standard Life until the maturity date. This accumulated value is tax deferred. Revisions to interest rates on FPDAs are restricted by an initial crediting rate guaranteed for a specific period of time and a minimum crediting rate guaranteed for the term of the FPDA. At maturity, the annuitant can elect a lump sum cash payment of the accumulated value or one of the various payout options available. Standard Life's FPDAs also provide for penalty-free partial withdrawals of up to 10% annually of the accumulation value after the annuitant has held the FPDA for more than 12 months. In addition, the annuitant may surrender the FPDA at any time before the maturity date and receive the accumulated value, less any surrender charge then in effect for that contract. To protect holders of FPDAs from a sharp reduction in the credited interest rate after a FPDA is issued, Standard Life permits the FPDA holder of certain annuities to surrender the annuity during a specified period without incurring a surrender charge if the renewal crediting rate is below a stated level. This stated level of interest is referred to as the "bail-out rate" and is typically below the original crediting rate, but above the minimum guaranteed crediting rate.

     As of July 1, 1997, the crediting rates available on Standard Life's currently marketed FPDAs ranged from 6.80% to 12.25% (5.25% + 7% first year bonus), with new issues having an interest rate with a one year guarantee period. After the initial period, the crediting rate may be changed periodically, subject to minimum guaranteed rates from 3% to 4%. As of July 1, 1997, interest crediting rates after the initial guarantee period ranged from 5% to 6.75%. The surrender charge is initially 13% or 15% of the contract value depending on the product and decreases over the applicable penalty period of nine, ten or thirteen years. As of July 1, 1997, the bail out rate for Standard Life's FPDAs was 4.5%; most currently marketed products carry a bail out rate for only the first two years after issue. As of June 30, 1997, Standard Life had 8,082 currently marketed FPDA contracts in force.

     Whole Life Insurance. Standard Life offers two types of non-participating whole life policies: one in face amounts up to $10,000 (which is issued only upon conversion of other policies) and the other in face amounts up to $50,000. Whole life insurance products involve fixed premium payments made over time, with the stated death benefit paid in full upon the death of the insured. The whole life policy combines the death benefit with a forced savings plan. Premiums remain level over the life of the policy, with the policyholder prefunding during the early years of coverage when risk of death is low. Over time, whole life policies begin to accrue a cash value which can be made available to the policyholder net of taxes and withdrawal penalties. As of June 30, 1997, Standard Life had 389 currently marketed whole life policies in force.

     Single Premium Immediate Annuities. Standard Life offers a single premium immediate annuity ("SPIA"), whereby an annuitant purchases an immediate annuity with a one-time premium deposit at the time of issuance. Standard Life begins a payout stream shortly after the time of issuance consisting of principal value plus accumulated interest credited to such annuity. This product credits interest based on an investment portfolio earned rate assumption. As of June 30, 1997, Standard Life had 702 SPIA contracts in force.

     Single Premium Universal Life. SPULs provide for an initial deposit (flexible premium universal life ("FPUL") for periodic deposits), credit interest to account values and charge the account values for mortality and administrative costs. As of July 1, 1997, the current interest rate on new sales of SPULs and FPULs was 7% with a guaranteed interest rate of 3%. As of June 30, 1997, Standard Life had 86 and 232 SPUL and FPULs policies in force, respectively.

DIXIE NATIONAL LIFE PRODUCTS

     Life insurance policies sold by Dixie National Life in the final expense, or burial, market include fixed premium interest sensitive policies that provide for increasing death benefits, as well as traditional whole life policies. These policies are designed to cover expenses such as funeral, last illness, monument and cemetery lot. The policies provide for a death benefit, generally not in excess of $20,000, and a level premium payment. The products include a cash value which may be borrowed by the policyholder. Dixie National Life's policies sold in other markets include interest-sensitive and traditional whole life policies and forms of term policies. The interest-sensitive whole life policies have a guaranteed interest rate of 5.50% on products marketed at December 31, 1996. The interest-sensitive and whole life policies include cash values, which may be borrowed by the policyholder. Dixie National Life issues polices on both a participating and non-participating basis. As of June 30, 1997, Dixie National Life had 802 and 26,915 individual annuities and life policies in force, respectively.

STANDARD MANAGEMENT INTERNATIONAL PRODUCTS

     Unit-linked Policies. Standard Management International currently writes unit-linked life products, which are similar to U.S. produced variable life products. Separate account assets and liabilities are maintained primarily for the exclusive benefits of universal life contracts and investment contracts of which the majority represents unit-linked business where benefits on surrender and maturity are not guaranteed. They generally represent funds held in accounts to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses within the separate accounts accrue directly to such policyholders. The fees received by Standard Management International for administrative and contract holder maintenance services performed for these separate accounts are included in SMC's statements of operations.

     In the past, Standard Management International also wrote investment contracts and universal life policies and to a lesser extent, traditional life policies. The investment contracts are mainly short-term single premium endowments or temporary annuities under which fixed benefits are paid to the policyholder. The terms of these contracts are such that SMC has relatively small morbidity or mortality risk. The universal life contracts are mainly regular premium and single premium endowment contracts. The benefits payable to the policyholders are directly linked to the investment performance of the underlying assets.

CLOSED BLOCKS

     The premiums received on the closed blocks were primarily from the ordinary and universal life business. This decline in premium income is expected as a result of policy lapses, surrenders and expiries from closed blocks of business.

     Annuities. SMC's closed blocks of deferred annuities consist primarily of FPDAs and a small amount of single premium deferred annuities ("SPDAs") which, unlike FPDAs, do not provide for additional deposits. At July 1, 1997, these deferred annuities had crediting rates ranging from 5% to 5.5% and guaranteed minimum crediting rates ranging from 3% to 5.5%. The crediting rate may be changed periodically. The contract owner is permitted to withdraw all or part of the accumulation value. SMC's closed blocks of annuities include payout annuities. Payout annuities consist of those annuities the benefits of which are being paid out over a specified time period. Payout annuities cannot be terminated by surrender or withdrawal. SMC's crediting rates on payout annuities range from 5.5% to 6.5% and cannot be changed. As of June 30, 1997, SMC had 3,998 annuity contracts in force for closed blocks.

     Ordinary Life. The ordinary life policies included in SMC's closed blocks are composed primarily of fixed premium, cash value whole life products. In addition, they include annually renewable term policies as well as five, ten and fifteen-year level premium term policies. As of June 30, 1997, SMC had 37,301 ordinary life policies in force for closed blocks.

     Universal Life. Certain closed blocks include universal life business. For this business, SMC credits deposits and interest to account values and charges the account values for mortality and administrative costs. As of June 30, 1997, SMC had 6,733 universal life policies for the closed Shelby Life block of business.

     Financial Reinsurance and Recapture of National Mutual. In connection with financial reinsurance, Dixie National Life terminated a reinsurance agreement with Crown Life Insurance Company and received recaptured premium income of $18,186,377, entered into a financial reinsurance agreement with Cologne Life Reinsurance Company and ceded $13,091,290 of premium income in 1996.

     The policies subject to the recapture of the reinsurance agreement with National Mutual were primarily ordinary life policies. See "Business of SMC -- Reinsurance."

PRODUCT PROFITABILITY

     The profitability of the life insurance and annuity products depends to a significant degree on the maintenance of profit margins between investment results from invested assets and interest credited on insurance and annuity products. During 1996, such margins continued to be positive as a result of reductions in crediting rates in spite of a fluctuating interest rate environment.

     The long-term profitability of insurance products depends on the accuracy of the actuarial assumptions that underlie the pricing of such products. Actuarial calculations for such insurance products, and the ultimate profitability of such products, are based on four major factors: (i) persistency, (ii) mortality (iii) return on cash invested by the insurer during the life of the policy and (iv) expenses of acquiring and administering the policies.

     The average expected remaining life of Standard Life and Dixie National Life's ordinary life business in force at December 31, 1996 is 9.0 and 10.75 years, respectively. These calculations were determined based upon SMC's actuarial models and assumptions as to expected persistency and mortality. Persistency is the extent to which insurance policies sold are maintained by the insured. The persistency of life insurance and annuity products is a critical element of their profitability. However, a surrender charge often applies in the early contract years and declines to zero over time.

     Policyholders sometimes do not pay premiums, thus causing their policies to lapse. For the years 1996, 1995 and 1994, Standard Life experienced total policy lapses of 6.3%, 5.1% and 6.3% of total policies in force at December 31 of each year, respectively. The American Council of Life Insurance 1996 Fact Book reported industry life insurance voluntary termination rates in 1996 of 17.1% for policies in force less than two years, 5.4% for policies in force for two years or more and 7.2% for all policies in force.

OPERATIONS

     SMC emphasizes a high level of service to agents and policyholders and strives to achieve low overhead costs. SMC's principal administrative departments are its financial, policyholder services and management information services ("MIS") departments. The financial department provides accounting, budgeting, tax, investment, financial reporting and actuarial services and establishes cost control systems for SMC. The policyholder services department reviews policy applications, issues and administers policies and authorizes disbursements related to claims and surrenders. The MIS department oversees and administers SMC's information processing systems.

     SMC's administrative departments in the United States use a common integrated system that permits SMC to function more efficiently, control costs and maintain low overhead. SMC's MIS system is now servicing approximately 150,000 active and inactive policies. SMC is continually improving its MIS systems to provide for continued growth from acquisitions and sales. SMC's 1997 capital budget for systems improvements is $250,000. Also, SMC anticipates minimal expenditures to be required in the update of the MIS system for the year 2000.

     Standard Management International's administrative and MIS departments in Luxembourg are an autonomous unit from the systems in the United States. SMC is in the process of improving the MIS systems of Standard Management International and integrating them with the U.S. systems.

INVESTMENTS

     Investment activities are an integral part of SMC's business; investment income of SMC's insurance subsidiaries is an important part of its total revenues. Profitability is significantly affected by spreads between rates credited on insurance liabilities and interest yields on invested assets. Substantially all credited rates on FPDAs may be changed at least annually. As of June 30, 1997 and 1996, the weighted average interest rate credited on SMC's interest-sensitive liability portfolio, excluding liabilities related to separate accounts, was approximately 5.68% and 5.27% per annum, and the weighted average net yield of SMC's investment portfolio for the six months ended June 30, 1997 and was 7.59% and 7.19% for an average interest spread of 191 basis points for the six months ended June 30, 1997 compared to 192 basis points in the first six months of 1996. The consistency in the average interest spread in 1997 is primarily attributable to the increase in investment portfolio yields, which offsets the effects of sales of FPDAs in 1996 and 1997 with higher and more competitive interest crediting rates. Increases or decreases in interest rates could increase or decrease the average interest rate spread between investment yields and interest rates credited on insurance liabilities, which in turn could have a beneficial or adverse effect on the future profitability of SMC. Sales of fixed maturity securities that result in investment gains may also tend to decrease future average interest rate spreads. State insurance laws and regulations prescribe the types of permitted investments and limit their concentration in certain classes of investments.

     The following table shows SMC's pre-tax investment performance for the periods indicated:

                                                                      YEAR ENDED DECEMBER 31,
                                              SIX MONTHS ENDED    --------------------------------
                                               JUNE 30, 1997        1996        1995        1994
                                              ----------------      ----        ----        ----
                                                            (DOLLARS IN THOUSANDS)
Average invested assets(1)..................      $377,820        $285,186    $253,055    $221,138
Net investment income.......................        14,346          20,871      18,517      18,517
Weighted average annual yield(2)............          7.59%           7.32%       7.32%       7.26%
Net realized investment gains...............      $    206        $  1,302    $    688    $    558

-------------------------
(1) Average invested assets are computed by dividing the total of the amortized cost of investments at the beginning of the period plus the individual quarter-end balances by the number of quarterly periods plus one.

(2) The weighted average annual yield on SMC's investment portfolio for each period is computed by dividing net investment income (exclusive of realized and unrealized gains and losses) by average invested assets for such period and, in the case of the six month period, multiplying the result by two.

     The following table shows the amortized cost, gross unrealized gain (loss) and estimated fair value of SMC's investment securities all of which are available for sale:

                                                                          JUNE 30, 1997
                                                        -------------------------------------------------
                                                                       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                          COST         GAINS         LOSSES       VALUE
                                                        ---------    ----------    ----------     -----
                                                                     (DOLLARS IN THOUSANDS)
Fixed maturity securities:
  United States Treasury securities and obligations
     of United States government agencies...........    $ 15,340       $   15       $   364      $ 14,991
  Obligations of states and political
     subdivisions...................................       7,693          111            84         7,720
  Foreign government securities.....................      21,394           63           365        21,092
  Mortgage-backed securities........................      69,441          257           791        68,907
  Utilities.........................................      26,591          290           799        26,082
  Corporate bonds...................................     211,629        2,918         3,432       211,115
  Redeemable preferred stock........................         554           52            --           606
                                                        --------       ------       -------      --------
     Total fixed maturity securities................     352,642        3,706         5,835       350,513
Equity securities...................................          55            8            --            63
                                                        --------       ------       -------      --------
     Total..........................................    $352,697       $3,714       $ 5,835      $350,576
                                                        ========       ======       =======      ========

                                                                        DECEMBER 31, 1996
                                                        -------------------------------------------------
                                                                       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                          COST         GAINS         LOSSES       VALUE
                                                        ---------    ----------    ----------     -----
                                                                     (DOLLARS IN THOUSANDS)
Fixed maturity securities:
  United States Treasury securities and obligations
     of United States government agencies...........    $ 20,753       $   51        $  420      $ 20,384
  Obligations of states and political
     subdivisions...................................       3,588          106            --         3,694
  Foreign government securities.....................      10,042           51           166         9,927
  Mortgage-backed securities........................      72,264          247           919        71,592
  Utilities.........................................      31,000          295           675        30,620
  Corporate bonds...................................     210,977        3,086         3,539       210,524
  Redeemable preferred stock........................         527           42            --           569
                                                        --------       ------        ------      --------
     Total fixed maturity securities................     349,151        3,878        $5,719       347,310
Equity securities...................................          58            4            --            62
                                                        --------       ------        ------      --------
     Total..........................................    $349,209       $3,882        $5,719      $347,372
                                                        ========       ======        ======      ========

     The fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit and maturity of the investments.

     SMC balances the duration of its invested assets with the expected duration of benefit payments arising from insurance liabilities. The "duration" of a security is the time-weighted present value of the security's cash flows and is used to measure a security's price sensitivity to changes in market interest rates. At December 31, 1996, the adjusted modified duration of fixed maturities and short-term investments for its U.S. insurance subsidiaries was 5.5 years compared to 5.4 years at December 31, 1995.

     The amortized cost and estimated fair value of fixed maturity securities at June 30, 1997 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because most mortgage-backed securities provide for periodic payments throughout their lives.

                                                             AMORTIZED       FAIR
                                                                COST         VALUE
                                                             ---------       -----
                                                             (DOLLARS IN THOUSANDS)
Due in one year or less..................................     $  5,062      $  5,083
Due after one year through five years....................       20,173        20,334
Due after five years through ten years...................      111,161       110,107
Due after ten years......................................      146,251       145,476
                                                              --------      --------
     Subtotal............................................      282,647       281,000
Redeemable preferred stock...............................          554           606
                                                              --------      --------
Mortgage-backed securities...............................       69,441        68,907
                                                              --------      --------
     Total fixed maturity securities.....................     $352,642      $350,513
                                                              ========      ========

     SMC's investment strategy is guided by strategic objectives established by the Investment Committee of the Board of Directors of Standard Life. SMC's major investment objectives are: (i) to ensure adequate safety of investments and to protect and enhance capital; (ii) to maximize after-tax return on investments;
(iii) to match the anticipated duration of investments with the anticipated duration of policy liabilities; and (iv) to provide sufficient liquidity to meet cash requirements with minimum sacrifice of investment yield. Consistent with its strategy, SMC invests primarily in securities of the U.S. government and its agencies, investment grade utility and corporate debt securities and collateralized mortgage obligations ("CMOs"). From time to time when opportunities arise, however, below investment grade securities may be purchased. Protection against default risk is a primary consideration. SMC has determined it will not invest more than 7% of its bond portfolio in below investment grade securities.

     The following table sets forth the quality of SMC's fixed maturity securities as of June 30, 1997, classified in accordance with the ratings assigned by the National Association of Insurance Commissioners ("NAIC"):

                                                                 PERCENT OF FIXED
                      NAIC RATING (1)                           MATURITY SECURITIES
                      ---------------                           -------------------
1...........................................................             48%
2...........................................................             47
                                                                        ---
  Investment Grade..........................................             95
3-4.........................................................              4
5-6.........................................................              1
                                                                        ---
  Below Investment Grade....................................              5
                                                                        ---
     Total fixed maturity securities........................            100%
                                                                        ===

-------------------------
(1) The NAIC assigns securities quality ratings and uniform book values called "NAIC Designations," which are used by insurers when preparing their annual statements. The NAIC assigns ratings to publicly traded as well as privately-placed securities. The ratings assigned by the NAIC range from Class 1 to Class 6, with a rating in Class 1 being of the highest quality.

     SMC engages Conseco Capital Management Inc. ("CCM"), a wholly owned subsidiary of Conseco, Inc., to manage SMC's invested assets (other than mortgage loans, policy loans, real estate and other invested assets), subject to the direction of SMC's Investment Committee. A quarterly fee equal to .035% of the total market value of the assets under management as of the end of each quarter is paid to CCM for its investment advisory services.

     Approximately 20% of SMC's fixed maturities available for sale at June 30, 1997 is comprised of mortgage-backed securities. Investments in mortgage-backed securities include CMOs and mortgage-backed pass-through securities. Approximately 74% of the book value of the mortgage-backed securities in SMC's portfolio is backed by an agency of the U.S. government (although generally not by the full faith and credit of the U.S. government) as to the full amount of both principal and interest. Approximately 7% of the book value of mortgage-backed securities in SMC's portfolios is backed by the full faith and credit of the U.S. government as to the full amount of both principal and interest. SMC closely monitors the market value of all investments within its mortgage-backed portfolio.

     The following table summarizes SMC's mortgage-backed securities at June 30, 1997:

                                                                                          ESTIMATED
                                                      % OF                     % OF       AVG. LIFE     AVG. TERM
                                      AMORTIZED      FIXED        FAIR        FIXED           OF         TO FINAL
                                        COST       MATURITIES     VALUE     MATURITIES    INVESTMENT     MATURITY
                                      ---------    ----------     -----     ----------    ----------    ---------
                                                   (DOLLARS IN THOUSANDS)                 (IN YEARS)    (IN YEARS)
Agency CMOs:
  Planned and target amortization
     classes........................   $23,288         6.6       $22,888        6.5           7.5          24.8
  Sequential and support classes....       272          .1           287         .1           5.5          20.9
                                       -------        ----       -------       ----          ----          ----
     Total..........................    23,560         6.7        23,175        6.6           7.5          24.7
Non-agency CMOs:
  Planned amortization classes......     1,491          .4         1,454         .4             6          26.5
  Sequential classes................    16,639         4.7        16,811        4.8           7.3          16.8
                                       -------        ----       -------       ----          ----          ----
     Total..........................    18,130         5.1        18,265        5.2           7.2          17.5
                                       -------        ----       -------       ----          ----          ----
Total CMOs..........................    41,690        11.8        41,440       11.8           7.3          21.4
Agency mortgage-backed pass-through
  securities........................    27,751         7.9        27,467        7.8           5.3          16.2
                                       -------        ----       -------       ----          ----          ----
     Total mortgage-backed
       securities...................   $69,441        19.7       $68,907       19.6           6.6          19.4
                                       =======        ====       =======       ====          ====          ====

     The market values for SMC's mortgage-backed securities were determined from broker-dealer market makers, internally developed methods and nationally recognized statistical rating organizations.

     Certain mortgage-backed securities are subject to significant prepayment risk, since, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as individuals refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investment which cannot be reinvested at an interest rate comparable to the rate on the prepaying mortgages. SMC has reduced this risk of prepayment risk by investing 36% of its mortgage-backed investment portfolio in planned and target amortization classes. These investments are designed to amortize in a more predictable manner by shifting the primary risk of prepayment of the underlying collateral to investors in other tranches ("support classes"). Mortgage-backed pass-through securities, "sequential" and support class CMOs, which comprised approximately 64% of the book value of SMC's mortgage-backed securities at June 30, 1997, are more sensitive to this prepayment risk.

SEPARATE ACCOUNTS

     Separate account assets and liabilities are maintained primarily for universal life contracts of which the majority represents unit-linked business where benefits on surrender and maturity are not guaranteed. They generally represent funds held in accounts to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such policyholders.

UNDERWRITING

     Premiums charged on insurance products are based in part on assumptions about the incidence and timing of insurance claims. SMC has adopted and follows underwriting procedures for both its whole life and universal life insurance policies. To implement these procedures, SMC employs a professional underwriting staff. All underwriting decisions are made in SMC's home office. To the extent that an applicant does not meet SMC's underwriting standards for issuance of a policy at the standard risk classifications, SMC may rate or decline the application. Underwriting with respect to FPDAs is minimal. No underwriting procedures are applied to Standard Life's $10,000 conversion policy or Standard Management International's unit-linked business.

     Traditional underwriting procedures are not applied to policies acquired in blocks. In these cases, SMC reviews the mortality experience for recent years and compares actual experience to that assumed in the actuarial projections for the acquired policies.

RESERVES

     In accordance with applicable insurance laws, SMC's insurance subsidiaries have established and carry as liabilities in their statutory financial statements actuarially determined reserves to satisfy their respective annuity contract and life insurance policy obligations. Reserves, together with premiums to be received on outstanding policies and interest thereon at certain assumed rates, are calculated to be sufficient to satisfy policy and contract obligations. The actuarial factors used in determining such reserves are based on statutorily prescribed mortality tables and interest rates.

     The reserves recorded in the consolidated financial statements included elsewhere herein are calculated based on GAAP and differ from those specified by the laws of the various states and recorded in the statutory financial statements of SMC's insurance subsidiaries. These differences arise from the use of different mortality tables and interest rate assumptions, the introduction of lapse assumptions into the reserve calculation and the use of the net level premium reserve method on all insurance business. See Note 1 of the Notes to the Consolidated Financial Statements for certain additional information regarding reserve assumptions under GAAP.

     To determine policy benefit reserves for its life insurance and annuity products, SMC performs periodic studies to compare current experience for mortality, interest and lapse rates with projected experience used in calculating the reserves. Differences are reflected currently in earnings for each period. SMC historically has not experienced significant adverse deviations from its assumptions.

REINSURANCE

     Consistent with the general practice of the life insurance industry, SMC has reinsured portions of the coverage provided by its insurance products with other insurance companies under agreements of indemnity reinsurance. Prior to January 1, 1995, reinsurance was not maintained with respect to SMC's currently marketed annuity products. The policy risk retention limit on the life of any one individual does not exceed $150,000.

     Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a particular risk or to obtain a greater diversification of risk. Indemnity reinsurance does not discharge the primary liability of the original insurer to the insured, but it is the practice of insurers for statutory accounting purposes (subject to certain limitations of state insurance statutes) to account for risks which have been reinsured with other approved companies, to the extent of the reinsurance, as though they are not risks for which the original insurer is liable. However, under SFAS 113 these amounts are added back to policy reserves and recorded as amounts due from reinsurers.

     Reinsurance ceded on life insurance policies to unaffiliated companies by SMC in 1996, 1995 and 1994 represented 32.7%, 68.8% and 75.4%, respectively, of gross combined individual life insurance in force at the end of such years. Reinsurance assumed in the normal course from unaffiliated companies by SMC in 1996, 1995 and 1994 represented .02%, .04% and .05%, respectively, of net combined individual life insurance in force, excluding reinsurance with GIAC described below. SMC cedes reinsurance to numerous reinsurers. At December 31, 1996, approximately $477,980,000 of the face value of life policies and reinsurance recoverable of $2,944,000 had been ceded to The Lincoln National Life Insurance Company ("Lincoln National"), $203,097,000 of the face value of life policies and reinsurance recoverable of $1,288,000 had been ceded to Security Life of Denver Insurance Company ("Security Life") and $191,813,000 of the face value of life policies and reinsurance recoverable of $1,007,000 had been ceded to The Mercantile and General Reinsurance Company ("Mercantile"). Lincoln National is the lead reinsurer with a total of 29.3% of total reinsurance ceded with Security Life and Mercantile each accounting for 12.4% and 11.7%, respectively, of total reinsurance ceded by SMC's life insurance subsidiaries at December 31, 1996. The amount of life insurance business ceded to any other reinsurer is not material. Of SMC's total life insurance in force at December 31, 1996 that is reinsured, 100.0% is ceded to insurers rated "A" or better by A.M. Best. SMC historically has not experienced any material losses in collection of reinsurance receivables.

     Commencing January 1, 1995, SMC began to reinsure a portion of its annuity business. The primary purposes of the reinsurance agreement were to limit the net loss arising from large risks, maintain SMC's exposure to loss within capital resources, and provide additional capacity for future growth. Furthermore, these reinsurance agreements have allowed SMC to write volumes of business that it would not otherwise have been able to write due to restrictions based on its ratio of surplus to liabilities as determined by regulatory authorities in the State of Florida. By reinsuring a portion of the annuity business, the liability growth is slowed, thereby avoiding the erosion of surplus that can occur in periods of increasing sales. If SMC's ratio of surplus to liabilities falls below 4%, the State of Florida could prohibit SMC from writing new business in Florida. SMC's largest annuity reinsurer at December 31, 1996, Winterthur Life Re Insurance Company ("Winterthur"), represented $26,138,000, or 38% of total reinsurance recoverable, $8,907,000 of premium deposits ceded in 1996 and is rated "A" ("Excellent") by A.M. Best. From January 1, 1995 to August 31, 1995 approximately 70% of certain of Standard Life's annuity business produced was ceded. SMC decreased the quota-share portion of business ceded to 50% at September 1, 1995 and further reduced it to 25% effective April 1, 1996. This reduction was possible since the surplus strain experienced by Standard Life was not as great as originally anticipated as a result of lower than expected sales in 1995 and the increase in surplus resulting from the sale of First International. Winterthur limits dividends and other transfers by Standard Life to SMC or affiliated companies if adjusted surplus is less than 5.5% of admitted assets, $19,800,000 at June 30, 1997.

     On March 18, 1996, Standard Life completed the sale of First International to GIAC. Standard Life received sale proceeds of approximately $10,393,000 including $1,500,000 for the charter and licenses associated with First International. Standard Life realized a net pretax gain of $1,041,692 and a tax benefit of $1,420,000 on the sale. First International, Standard Life and GIAC have entered into a series of reinsurance and other agreements that include provisions for Standard Life to administer First International policies in force at the date of sale, and for Standard Life to continue to receive the profit stream from the majority of First International's in force business effective January 1, 1996.

     All the in force business of First International effective January 1, 1996 was ceded to GIAC through a coinsurance indemnity reinsurance agreement. Under the terms of the agreement, approximately $18,841,000 of First International's reserves and assets of $18,841,000 were ceded to GIAC as of January 1, 1996. The assets transferred included cash of $17,046,000, policy loans of $1,371,000, and net due and deferred premiums of $424,000. The in force business related to this automatic coinsurance indemnity reinsurance agreement is comprised of the following two blocks: ("Block I") -- ordinary life policies (issued in New York and New Jersey), universal life, immediate and deferred annuities (issued in New York, New Jersey and Vermont), supplemental contracts and group waivers, and ("Block II") -- ordinary life policies (not issued in New York and New Jersey) issued prior to 1989, and term life policies (issued in New York, New Jersey and Vermont) issued after 1988.

     Effective January 1, 1996, GIAC entered into a modified coinsurance indemnity reinsurance agreement with Standard Life with respect to Blocks I and
II. Pursuant to this agreement, Standard Life administers the policies in both Block I and Block II. Under the terms of the agreement, Standard Life assumed approximately $18,841,000 of reserves for Block I and Block II from GIAC as of January 1, 1996. During 1996, Standard Life incurred and paid experience rating refunds to GIAC on Block I for profits earned in excess of specified amounts. These refunds were calculated and paid on a quarterly basis. As a result, the economic risks and benefits associated with Block I remained with GIAC. Effective January 1, 1997, GIAC and Standard Life executed Amendment I to the modified coinsurance indemnity reinsurance agreement. Under the terms of Amendment I, GIAC and Standard Life agreed to terminate effective January 1, 1997 the modified coinsurance indemnity reinsurance agreement with regard to Block I, and Block I reverted completely to GIAC. In accordance with the provisions of SFAS 60, SFAS 97, and SFAS 113 for a reinsurance assuming enterprise, in accordance with deposit accounting, Standard Life has not recorded revenue or expense during 1996 for the Block I reinsurance. A ceding commission of $1,100,000 received by First International in connection with the sale was deferred by First International in accordance with FAS 113. When First International was sold, the amount was paid to SMC by GIAC as part of First International's statutory capital and surplus. There is no experience rating refund on Block II and, accordingly, the economic risks and benefits associated with Block II remain with Standard Life. Under the terms of the reinsurance agreement, Standard Life is permitted to appoint an investment advisor subject to approval from GIAC for the Block II assets. Standard Life has appointed Gibraltar Investments as such investment advisor for Block II assets. Investment advisory fees are paid from the Block II assets and reduce Block II profits. The Block II contract was determined to be a risk transfer assumption reinsurance contract by Standard Life under SFAS 60, SFAS 97, and SFAS 113. In accordance with these pronouncements, Standard Life has recorded premium income of $1,119,000 and net benefits and expenses of $682,000 in its 1996 income statement for the Block II business. In addition, on its balance sheet at December 31, 1996, Standard Life has recorded the policy reserves of $8,265,000 and the related due from reinsurers of $8,265,000 for the assets held in a GIAC trust account.

     As part of the acquisition of First International by SMC in 1992, Standard Life entered into an indemnity reinsurance agreement with First International effective July 1, 1992. This business was subsequently assumed by Standard Life effective January 1, 1993. At the date of the sale of First International to GIAC, Standard Life ceded this block of business with policy reserves of $12,514,000 and related assets to GIAC. Consideration of $700,000 paid in connection with the purchase agreement represented additional sales proceeds. All risks and rewards related to the $700,000 have occurred and have therefore been recognized. This block of business ("Block III") consisted of term life policies (not issued in New York, New Jersey or Vermont) issued after 1988 and immediate and deferred annuities (not issued in New York, New Jersey and Vermont) and lottery annuities. Standard Life will continue to receive profits from Block III through experience rating refunds from GIAC on Block III. These experience rating refund calculations are prepared and paid on a quarterly basis for profits in excess of specified amounts. The experience rating refund payments will continue so long as any of the underlying policies remain in force. Under the terms of the reinsurance agreement, Standard Life is permitted to appoint an investment advisor subject to approval from GIAC for the Block III assets. Standard Life has appointed Gibraltar Investments as such investment advisor for Block III assets. Investment advisory fees are paid from the Block III assets and reduce the experience rating refunds. For GAAP accounting purposes, Standard Life concluded that this contract did not involve the transfer of risk to GIAC in accordance with SFAS 113. Standard Life has recorded premiums of $1,033,000 and net investment income of $932,000 and benefits and expenses of $1,946,000 in its 1996 income statement for the Block III contract. In addition, on its December 31, 1996 balance sheet, Standard Life has recorded the policy reserves of $12,766,000 and the related due from reinsurers for the assets of $12,675,000 held in a GIAC trust account.

     Standard Life received an administration fee of $316,000 for the year ended December 31, 1996 from First International for the administration of the Block I and Block II policies that were in force at the time of the sale of First International.

     SMC decided in February 1996 to terminate the reinsurance agreement between Standard Reinsurance and Salamandra, and not to renew the Barbados license of Standard Reinsurance. This resulted in the termination of Standard Reinsurance's operations and the write-off of SMC's investment in Standard Reinsurance and certain intangible assets of Standard Reinsurance amounting to $155,856.

     Standard Life terminated by recapture in May 1996 the reinsurance agreement with National Mutual. Standard Life received assets of $4,826,000 and liabilities of $4,826,000, primarily ordinary life policies. In connection with this transaction, Standard Life agreed to pay National Mutual a recapture fee of $1,200,000 and Standard Life collected administration fees of $375,000 related to services provided in prior years that had not been recorded previously due to the uncertainty as to its collection. The net proceeds of $825,000 were recorded as the present value of the future profits on this block of business, which is being amortized in proportion to the emergence of profits over 20 years. The premium income, and corresponding increase in reserves of $4,234,000, recorded in connection with the recapture of the reinsurance agreement with National Mutual will not recur in the future.

     In order to write an increasing amount of new business while continuing to meet the statutory requirements of the states in which it conducts its insurance operations, it has been necessary for Dixie National Life to utilize various forms of surplus relief. The principal source of surplus relief since 1989 has been financial reinsurance agreements, which for GAAP purposes are treated as financing arrangements, but for statutory accounting purposes provide reserve credits that, in equal amount, increase statutory surplus. Dixie National Life has a financial reinsurance agreement that entitles it to a credit to its statutory reserves of $1,500,000 at December 31, 1996, with the amount of the credit decreasing each quarter by the amount of profit generated to Dixie National Life by the underlying block of business.

COMPETITION

     The life insurance industry is highly competitive and consists of a large number of both stock and mutual insurance companies, many of which have substantially greater financial resources, broader and more diversified product lines and larger staffs than those possessed by SMC. There are approximately 2,000 life insurance companies in the United States which may offer insurance products similar to those marketed by SMC. Competition within the life insurance industry occurs on the basis of, among other things, product features such as price and interest rates, perceived financial stability of the insurer, policyholder service, name recognition and ratings assigned by insurance rating organizations. Additionally, when SMC bids on companies it wishes to acquire, it typically is in competition with other entities.

     SMC must also compete with other insurers to attract and retain the allegiance of agents. SMC believes it has been successful in attracting and retaining agents because it has been able to offer a competitive package of innovative products, competitive commission structures, prompt policy issuance and responsive policyholder service. Because most annuity business written by life companies is through agents, management believes that competition centers more on the strength of the agent relationship rather than on the identity of the insurer.

     Competition also is encountered from the expanding number of banks, securities brokerage firms and other financial intermediaries which are marketing insurance products and which offer competing products such as savings accounts and securities. In the case of banks, these insurance products are sold for non-affiliate insurance companies in return for a sales fee. A change in legislation may increase interest on the part of banks to begin selling annuities or to expand their existing efforts to sell annuities. The decision could result in a partial shift in the distribution of annuities from insurance agents to national banks, which, in turn, could result in a decrease in sales for SMC, or it could result in an increase in the number of annuities sold because of distribution through national banks (or securities firms), which could result in new distribution opportunities for SMC. SMC has not been involved in distribution of annuities through national banks but anticipates expansion into financial institutions with the pending acquisition of Savers Life.

     Financial institutions, school districts, marketing companies, agents who market insurance products and policyholders use the ratings of an insurer as one factor in determining which insurer's annuity to market or purchase. Standard Life and Dixie National Life have a rating of "B+" and "B", respectively by A.M. Best. A rating of "B+" is assigned by A.M. Best to companies which, in their opinion, have achieved very good overall performance when compared to the standards established by A.M. Best, and have a good ability to meet their obligations to policyholders over a long period of time. A rating of "B" is assigned by A.M. Best to companies which, in their opinion, have achieved good overall performance when compared to the standards established by A.M. Best. According to A.M. Best, these companies generally have an adequate ability to meet their obligations to policyholders, but their financial strength is vulnerable to unfavorable changes in underwriting or economic conditions. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity as well as the company's book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its reserves and the experience and competence of its management. A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors. Generally, rating agencies base their ratings on information furnished to them by the issuer and on investigations, studies and assumptions by the rating agencies. There is no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in the judgment of the rating agency, circumstances so warrant. Although a higher rating by A.M. Best or another insurance rating organization could have a favorable effect on Standard Life and Dixie National Life's business, management believes that Standard Life and Dixie National Life are able to compete on the basis of their competitive crediting rates, asset quality, strong relations with their independent agents and the quality of service to their policyholders.

FEDERAL INCOME TAXATION

     The life insurance and annuity products marketed and issued by Standard Life and Dixie National Life generally provide the policyholder with an income tax advantage, as compared to other saving investments such as certificates of deposit and bonds, in that income taxation on the increase in value of the product is deferred until receipt by the policyholder. With other savings investments, the increase in value is taxed as earned. Life insurance benefits which accrue prior to the death of the policyholder and annuity benefits are generally not taxable until paid and life insurance death benefits are generally exempt from income tax. The tax advantage for life insurance and annuity products is provided in the Internal Revenue Code ("IRC"), and is generally followed in all states and other United States taxing jurisdictions. Accordingly, it is subject to change by Congress and the legislatures of the respective taxing jurisdictions.

     SMC, Standard Marketing and other U.S. non-insurance subsidiaries file a consolidated return for federal income tax purposes. Standard Life and Dixie National Life, as life insurance companies, file separate federal income tax returns. As of December 31, 1996, SMC, Standard Marketing and other U.S. non-insurance subsidiaries had consolidated net operating loss carryforwards of approximately $8,600,000 for tax return purposes which expire from 2005 to 2011.

     At December 31, 1996, Standard Life had tax return net operating loss carryforwards of approximately $1,400,000, which expire in 2004 and 2005. As a result of changes in ownership of SMC and Standard Life, use of the loss carryforwards of Standard Life are subject to annual limitations. The change in ownership of Savers Life will not result in additional limitations on the use of the loss carryforwards available to Standard Life. The maximum tax return operating loss carry forwards available for use by Standard Life in any one year are approximately $300,000.

     At December 31, 1996, Dixie National Life had tax return net operating loss carryforwards of approximately $5,800,000, which expire in 2010 and 2011.

     Standard Management International is a Luxembourg holding company which is currently exempt from Luxembourg income tax. Premier Life (Bermuda) is exempt from income tax until March 2016 pursuant to a decree from the Minister of Finance. Premier Life (Luxembourg) is subject to Luxembourg income taxation (statutory corporate rate of 39.39%) and a capital tax of approximately 1% of its net equity. At December 31, 1996, Premier Life (Luxembourg) had accumulated corporate income tax loss carryforwards of approximately $5,900,000, all of which may be carried forward indefinitely. To the extent that such income is taxable under U.S. law, such income will be included in SMC's consolidated return.

INFLATION

     The primary direct effect on SMC of inflation is the increase in operating expenses. A large portion of SMC's operating expenses consists of salaries which are subject to wage increases at least partly affected by the rate of inflation. SMC attempts to minimize the impact of inflation on operating expenses through programs to improve productivity.

     The rate of inflation also has an indirect effect on SMC. To the extent that the government's economic policy to control the level of inflation results in changes in interest rates, SMC's new sales of insurance products and investment income are affected. Changes in the level of interest rates also have an effect on interest spreads, as investment earnings are reinvested.

FOREIGN OPERATIONS AND CURRENCY RISK

     SMC's foreign operations represent the Standard Management International group, which consists of a Luxembourg holding company and two life insurance subsidiaries: Premier Life (Luxembourg) and Premier Life (Bermuda). Standard Management International policyholders invest in assets denominated in a broad range of currencies. Policyholders effectively bear the currency risk, if any, as these investments are matched by policyholder separate account liabilities. Therefore, their investment and currency risk is limited to premiums they have paid. Policyholders are not permitted to invest directly into options, futures and derivatives.

     Standard Management International could be exposed to currency fluctuations if currencies within the conventional investment portfolio or certain actuarial reserves are mismatched. The assets and liabilities of this portfolio and the reserves are continually matched by the company and at regular intervals by the independent actuary. In addition, Premier Life (Luxembourg)'s stockholders' equity is denominated in Luxembourg francs. Premier Life (Luxembourg) does not hedge its translation risk because its stockholders' equity will remain in Luxembourg francs for the foreseeable future and no significant realized foreign exchange gains or losses are anticipated.

     Due to the nature of unit-linked products issued by Standard Management International, which represent over 91% of the Standard Management International portfolio, the investment risk rests with the policyholder. Investment risk for Standard Management International exists where Standard Management International makes investment decisions with respect to the remaining traditional business and for the assets backing certain actuarial and regulatory reserves. The investments underlying these liabilities mostly represent short-term investments and fixed maturity securities. These short-term investments and fixed maturity securities are normally bought and/or disposed of only on the advice of independent consulting actuaries who perform an annual exercise comparing anticipated cash flows on the insurance portfolio with the cash flows from the fixed maturity securities. Any resulting material foreign currency mismatches are then covered by buying and/or selling the securities as appropriate.

REGULATORY FACTORS

     SMC's insurance subsidiaries are subject to regulation by the insurance regulatory authorities in the jurisdictions in which they are domiciled and the insurance regulatory bodies in the other jurisdictions in which they are licensed to sell insurance. The purpose of such regulation is primarily to ensure the financial stability of insurance companies and to provide safeguards for policyholders rather than to protect the interest of stockholders. The insurance laws of various jurisdictions establish regulatory agencies with broad administrative powers relating to the licensing of insurers and their agents, the regulation of trade practices, management agreements, the types of permitted investments and maximum concentration, deposits of securities, the form and content of financial statements, rates charged by insurance companies, sales literature and insurance policies, accounting practices and the maintenance of specified reserves, capital and surplus. Each of SMC's insurance subsidiaries is required to file detailed periodic financial reports with supervisory agencies in certain of the jurisdictions in which it does business.

     Most states have enacted legislation regulating insurance holding companies. The insurance holding company laws and regulations vary by state, but generally require an insurance holding company and its insurance company subsidiaries licensed to do business in the state to register and file certain reports with the regulatory authorities, including information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. State holding company laws also require prior notice or regulatory agency approval of certain material intercompany transfers of assets within the holding company structure.

     As a holding company, Standard Management's ability to pay operating expenses and meet debt service obligations, if any, depends on the receipt of sufficient funds, primarily through management fees, rental income, dividends and interest payments on its Surplus Debentures from its subsidiaries. Subject to the restrictions described below, Standard Management may receive dividends from its direct subsidiaries, Standard Life, Standard Management International and Standard Marketing. Dixie National Life is a subsidiary of Standard Life. Accordingly, any dividends paid by Dixie National Life to Standard Life may be paid to Standard Management only if Standard Life is entitled to pay dividends to Standard Management.

     Under Indiana insurance law, Standard Life may not enter into certain transactions, including management agreements and service contracts, with members of its insurance holding company system, including Standard Management, unless Standard Life has notified the Indiana Department of Insurance of its intention to enter into such transactions and the Indiana Department of Insurance has not disapproved of them within the period specified by Indiana law. Among other things, such transactions are subject to the requirement that their terms be fair and reasonable and that the charges or fees for services performed be reasonable.

     Pursuant to the management services agreement with Standard Management, Standard Life paid Standard Management a monthly fee of $150,000 during 1996 and 1995 for certain management services related to the production of business, investment of assets and evaluation of acquisitions. The management service agreement between Standard Management and Standard Life for 1997 has been renegotiated to increase the monthly fee to $166,667 (annual fee of $2,000,000). This amended management service agreement has been approved by the Commissioner of the Indiana Department of Insurance. Pursuant to the management service agreement with Standard Life, Dixie National Life paid fees of $1,524,000 for the year ended December 31, 1996. The Mississippi Department of Insurance has approved a decrease of the monthly payment to $83,333 (annual fee of $1,000,000) from Dixie National Life to Standard Life in 1997. Both of these agreements provide that they may be modified or terminated by the Indiana and Mississippi departments of insurance in the event of financial hardship of Standard Life or Dixie National Life.

     Dividends from Standard Life to Standard Management are limited by laws applicable to insurance companies. As an Indiana domiciled insurance company, Standard Life may pay a dividend or distribution from its surplus profits, without the prior approval of the Commissioner of the Indiana Department of Insurance, if the dividend or distribution, together with all other dividends and distributions paid within the preceding twelve months, does not exceed the greater of (i) net gain from operations or (ii) 10% of surplus, in each case as shown in its preceding annual statutory financial statements. Also, regulatory approval is required when dividends to be paid exceed unassigned surplus. For the year ended December 31, 1996, Standard Life reported statutory net gain from operations of $1,427,000 and statutory surplus of $22,970,000 and unassigned surplus of $1,140,000. Standard Life paid a dividend of $1,000,000 on May 1, 1997. Standard Life anticipates paying additional dividends of approximately $600,000 during the remainder of 1997, and the approval of the Commissioner of the Indiana Department of Insurance will be required.

     The Indiana insurance laws and regulations require that the statutory surplus of Standard Life following any dividend or distribution be reasonable in relation to its outstanding liabilities and adequate to its financial needs. The Indiana Department of Insurance may bring an action to enjoin or rescind the payment of a dividend or distribution by Standard Life that would cause its statutory surplus to be unreasonable or inadequate under this standard.

     Under Luxembourg law, Standard Management International dividends are limited to its accumulated earnings without regulatory approval. Standard Management International and Premier Life (Luxembourg) were not permitted to pay dividends in 1996 and 1995 due to accumulated losses, and none are anticipated in 1997. Premier Life (Bermuda) did not pay dividends in 1996 and 1995. Pursuant to the management services agreement with Standard Management, Premier Life (Luxembourg) paid Standard Management a management fee of $100,000 per year during 1996 and 1995 for certain management and administrative services. The agreement provides that it may be modified or terminated by either Standard Management or Premier Life (Luxembourg).

     Most states, including Indiana, require administrative approval of the acquisition of 10% or more of the outstanding shares of an insurance company incorporated in the state or the acquisition of 10% or more of the outstanding shares of an insurance holding company whose insurance subsidiary is incorporated in the state. The request for approval must be accompanied by detailed information concerning the acquiring parties and the plan of acquisition. The acquisition of 10% of such shares is generally deemed to be the acquisition of "control" for the purpose of the holding company statutes. However, in many states the insurance authorities may find that "control" in fact does or does not exist in circumstances in which a person owns or controls either a lesser or a greater amount of securities.

     In some instances many state regulatory authorities require deposits of assets for the protection of policyholders either in those states or for all policyholders. At December 31, 1996, securities representing approximately 4% of the book value of SMC's U.S. insurance subsidiaries' invested assets were on deposit with various state treasurers or custodians. Such deposits must consist of securities that comply with the standards that the particular state has established. Assets of Standard Management International of $7,750,000 at December 31, 1996 were held by a custodian bank approved by the Luxembourg regulatory authorities to comply with local insurance laws.

     In recent years, the NAIC and state insurance regulators have reexamined existing laws and regulations and their application to insurance companies. This reexamination has focused on insurance company investment and solvency issues, risk-based capital guidelines, assumption reinsurance, interpretations of existing laws, the development of new laws, the interpretation of nonstatutory guidelines, the standardization of statutory accounting rules and the circumstances under which dividends may be paid. The NAIC has encouraged states to adopt model NAIC laws on specific topics such as holding company regulations and the definition of extraordinary dividends. It is not possible to predict the future impact of changing state regulation on the operations of SMC.

     The NAIC, as well as Indiana and Mississippi, has adopted RBC requirements for U.S. life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, benefit and loss reserve adequacy, and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. In addition, the formula defines minimum capital standards that supplement the previously existing system of low fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. If a company's RBC ratio is in the Company Action Level range defined as an RBC ratio of 1.5-2, the company must submit a plan to improve its RBC ratio. The Regulatory Action Level range defined as an RBC ratio of 1-1.5 provides that regulators will order corrective actions. At the Authorized Control Level range defined as an RBC ratio of 0.7-1, regulators are authorized to take control of the company. Finally, at the Mandatory Control Level defined as ratios below 0.7, regulators must take over the company. The RBC ratios of SMC's insurance subsidiaries are all in excess of 4 at December 31, 1996. However, should the insurance subsidiaries' RBC position decline in the future, the insurance subsidiaries' continued ability to pay dividends and the degree of regulatory supervision or control to which they are subjected could be affected.

     The NAIC calculates twelve financial ratios based on statutory financial statements ("IRIS ratios") to assist state regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each ratio is used as a benchmark for analysis, and a company's variation from this range may be either favorable or unfavorable. State insurance departments may make inquiries of SMC when at least four IRIS ratios are outside the usual range. These inquiries could lead to restrictions on the amount of business that may be written in an individual state. The following table presents the IRIS ratios as determined by the NAIC for SMC's insurance subsidiaries which varied from the "usual range" for 1996.

                                                                                                     REPORTED
             COMPANY                                 RATIO NAME                    USUAL RANGE        VALUE
             -------                                 ----------                    -----------       --------
Standard Life.....................    Change in Capital and Surplus                 50 to -10           78
                                      Change in Premium                             50 to -10          218
                                      Change in Product Mix                          5.0 to -          5.4
Dixie National Life...............    Change in Capital and Surplus                 50 to -10          -38
                                      Net Income to Total Income                        -to 0          -16
                                      Surplus Relief                                10 to -10           15
                                      Change in Premium                             50 to -10          115
                                      Change in Reserving Ratio                     20 to -20          -25

     Explanation of Ratios:

     Change in Capital and Surplus. These ratios, calculated on a gross and net basis, are a measure of improvement or deterioration in the company's financial position during the year. The negative value for Dixie National Life is primarily due to losses from operations incurred by Dixie National Life for the year ended December 31, 1996.

     Change in Premium. This ratio represents the percentage change in premium from prior to current years.

     Change in Product Mix. This ratio represents the average change in the percentage of total premium from each product line during the year.

     Net Income to Total Income. This ratio is a measure of the company's profitability. The negative value for Dixie National Life is primarily due to the losses from operations incurred by Dixie National Life for the year ended December 31, 1996.

     Surplus Relief. The positive ratio for Dixie National Life results from a financial reinsurance agreement at December 31, 1996. See "-- Reinsurance."

     Change in Reserving Ratio. The change in reserving ratio represents the number of percentage points of difference between the reserving ratio for current and prior years.

     SMC attempts to manage its assets and liabilities so that income and principal payments received from investments are adequate to meet the cash flow requirements of its policyholder liabilities. The cash flows of SMC's liabilities are affected by actual maturities, surrender experience and credited interest rates. SMC periodically performs cash flow studies under various interest rate scenarios to evaluate the adequacy of expected cash flows from its assets to meet the expected cash requirements of its liabilities. SMC utilizes these studies to determine if it is necessary to lengthen or shorten the average life and duration of its investment portfolio. Because of the significant uncertainties involved in the estimation of asset and liability cash flows, there can be no assurance that SMC will be able to effectively manage the relationship between its asset and liability cash flows.

     In December 1995, the NAIC passed a model law for disclosure in life insurance policy illustrations which became effective on January 1, 1997. This law is not anticipated to have a significant effect on SMC. New rules adopted by the NAIC are effective only to the extent adopted by the states in which SMC operates, and it is not possible to predict the future impact of changing state and federal regulation on the operations of SMC.

     The statutory filings of SMC's insurance subsidiaries require classifications of investments and the establishment of an AVR, an account designed to stabilize a company's statutory surplus against fluctuations in the market value of stocks and bonds, according to regulations prescribed by the NAIC. The AVR account consists of two main components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments, including real estate. The NAIC requires an additional reserve, called the IMR which consists of the portion of realized capital gains and losses from the sale of fixed income securities attributable to changes in interest rates. The IMR is required to be amortized against earnings on a basis reflecting the remaining period to maturity of the fixed income securities sold. These regulations affect the ability of SMC's insurance subsidiaries to reflect future investment gains and losses in current period statutory earnings and surplus.

     The amounts related to AVR and IMR for the insurance subsidiaries at June 30, 1997 are summarized as follows:

                                                                   MAXIMUM
                                                           AVR       AVR       IMR
                                                           ---     -------     ---
                                                           (DOLLARS IN THOUSANDS)
Standard Life.........................................    3,557     6,663     8,283
Dixie National Life...................................      232       407       127

     The annual addition to the AVR for 1997 will be 20% of the maximum reserve over the accumulated balance. If the calculated reserve with current year additions exceeds the maximum reserve amount, the reserve is reduced to the maximum amount. For the six months ended June 30, 1997 and the year ended December 31, 1996, SMC's U.S. subsidiaries each made the required contribution to the AVR .

     Most jurisdictions require insurance companies to participate in guaranty funds designed to cover claims against insolvent insurers. Insurers authorized to transact business in these jurisdictions are generally subject to assessments based on annual direct premiums written in that jurisdiction to pay such claims, if any. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future state premium taxes. The incurrence and amount of such assessments have increased in recent years and may increase further in future years. Standard Life and Dixie National Life were assessed, and paid, $144,000 and $63,000 for the year ended December 31, 1996, respectively. The likelihood and amount of all future assessments cannot be reasonably estimated and are beyond the control of SMC.

     As part of their routine regulatory oversight process, approximately once every three to five years, state insurance departments conduct periodic detailed examinations ("Examinations") of the books, records and accounts of insurance companies domiciled in their states. Standard Life underwent an Examination during 1996 for the five-year period ended December 31, 1995. The final report on such examination has been issued by the Indiana Department of Insurance and did not raise any significant issues. The Mississippi Department of Insurance concluded the Report of Examination of Dixie National Life for the period of January 1, 1991 through December 31, 1994 on October 18, 1995 and did not raise any significant issues.

     Although the federal government generally does not directly regulate the insurance industry, federal initiatives often have an impact on the business. Congress and certain federal agencies are investigating the current condition of the insurance industry (encompassing both life and health and property and casualty insurance) in the United States in order to decide whether some form of federal role in the regulation of insurance companies would be appropriate. Congress is currently conducting a variety of hearings relating in general to insurers. It is not possible to predict the outcome of any such congressional activity nor the potential effects thereof on SMC.

     Congressional initiatives have been introduced which are directed at repeal of the McCarran-Ferguson Act (which exempts the "business of insurance" from most federal laws to the extent it is subject to state regulation), and judicial decisions have been issued which narrow the definition of "business of insurance" for McCarran-Ferguson Act purposes. Current and proposed federal measures which may also significantly affect the insurance industry including removal of barriers preventing banks from engaging in the insurance business.

EMPLOYEES

     As of June 30, 1997, SMC had 99 employees: Standard Life had 60 employees, Standard Management International had 16 employees (3 of whom are covered by a collective bargaining agreement), Standard Marketing had 12 employees, and Standard Management had 9 employees. Dixie National Life has no current direct employees. SMC believes that its future success will depend, in part, on its ability to continue to attract and retain highly-skilled technical, marketing, support and management personnel. Management believes that it has excellent relations with its employees.

PROPERTIES

     SMC leases approximately 31,000 square feet in an office building located at 9100 Keystone Crossing, Indianapolis, Indiana, under the terms of a lease which expires on June 1, 2001. SMC entered into a lease on March 31, 1997, for approximately 16,000 square feet in a warehouse located at 2525 North Shadeland, Indianapolis, Indiana, under the terms of a lease which expires on September 30, 1999.

     Standard Management International entered into a lease on March 15, 1996 for approximately 3,000 square feet in an office building located at 1, rue Emile Bian, L-1235 Luxembourg, Luxembourg, under the terms of a lease which expires on December 15, 1997.

     Dixie National Life leases approximately 1,000 square feet in an office complex located at 855 South Pear Orchard Road, Suite 305, Ridgeland, Mississippi, under the terms of a lease which expires on December 31, 1997.

LEGAL PROCEEDINGS

     John J. Quinn, a former officer and director of SMC, was appointed as the Indiana Commissioner of Insurance in February 1997. In connection with that appointment he resigned as an officer and director of SMC effective as of April 15, 1997. He subsequently declined such appointment. On June 19, 1997, Mr. Quinn commenced an action in the Superior Court of Marion County, Indiana, against SMC claiming that his employment agreement contained a provision to the effect that, following a termination of his employment with SMC under certain circumstances, Mr. Quinn would be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of SMC Common Stock subject to unexercised stock options previously granted by SMC to Mr. Quinn on the date of termination, whether or not such options were then exercisable, by the highest per share fair market value of the SMC Common Stock on any day during the six-month period ending on the date of termination. Upon payment of such amount, such unexercised stock options would be deemed to have been surrendered and canceled. Mr. Quinn further claims that his employment agreement contained an additional provision that he would be entitled to receive a lump sum payment equal to two years of annual salary, following termination of employment. Mr. Quinn has asserted to SMC that he is entitled to a lump sum termination payment of $1,654,000, and liquidated damages not exceeding $3,308,000, by virtue of his voluntarily leaving SMC's employment.

     SMC disputes Mr. Quinn's claims. Outside counsel is in the process of investigating and responding to Mr. Quinn's claim. The ultimate outcome of the action can not presently be determined. Accordingly, no provision for any liability that may result has been made in the financial statements. Management believes that the conclusion of such litigation will not have a material adverse effect on SMC's consolidated financial condition.

     SMC is involved in various legal proceedings in the normal course of business. In most cases, such proceedings involve claims under insurance policies or other contracts of SMC. The outcomes of these legal proceedings are not expected to have a material adverse effect on the consolidated financial position, liquidity, or future results of operations of SMC based on SMC's current understanding of the relevant facts and law.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion highlights the principal factors affecting the results of operations and the significant changes in balance sheet items of SMC on a consolidated basis for the periods listed as well as SMC's liquidity and capital resources. This discussion should be read in conjunction with the SMC Consolidated Financial Statements and the Notes thereto appearing elsewhere herein.

INTRODUCTION

     SMC acquired First International on July 10, 1992, Standard Management International on December 15, 1993, Dixie National Life on October 2, 1995 and Shelby Life on November 8, 1996. These acquisitions are accounted for using the purchase method of accounting (effective June 30, 1992 for the First International acquisition, December 31, 1993 for the Standard Management International acquisition, October 2, 1995 for the Dixie National Life acquisition and November 1, 1996 for the Shelby Life acquisition). Therefore, these subsidiaries are included in the SMC Consolidated Financial Statements commencing with their respective acquisition effective dates. SMC acquired a block of insurance liabilities and assets from The Midwest Life Insurance Company in Liquidation (the "Midwest Block") effective June 30, 1992, and it is included in the SMC Consolidated Financial Statements commencing with that date. SMC disposed of First International on March 18, 1996 (effective March 1, 1996) and terminated the operations of Standard Reinsurance on March 1, 1996.

     Product Profitability. Margins on life insurance and annuity products are affected by interest rate fluctuations. Rising interest rates would result in a decline in the market value of assets. However, as there are positive cash flows from renewal premiums, investment income and maturities of existing assets, the need for early disposition of investment assets to meet operating cash flow requirements would be unlikely. Rising interest rates would also result in available cash flows from maturities being invested at higher interest rates, which would help support a gradual increase in new business and renewal interest rates on interest-sensitive products. A sharp, sudden rise in the interest rate environment without a concurrent increase in crediting rates could result in higher surrenders, particularly for annuities. The effect of surrenders would be to reduce earnings modestly over the long term. Earnings in the period of the surrender could increase or decrease depending on whether surrender charges were applicable and whether such changes differed from the write-off of related deferred acquisition costs or present value of future profits.

     When interest rates fall, SMC generally attempts to adjust the credited interest rates subject to competitive pressures. Although SMC believes that such strategies will continue to permit it to achieve a positive spread, a significant decline in the yield on SMC's investments could adversely affect the results of operations and financial condition of SMC.

     Purchased Insurance Business. In accordance with industry practice, when SMC purchased First International, the Midwest Block, Dixie National Life and Shelby Life, and recaptured a block of insurance from National Mutual on July 31, 1996, effective as of May 1, 1996 (the "National Mutual Block"), it assigned a portion of the purchase price, called the present value of future profits, to the right to receive future cash flows arising from existing insurance policies. This asset was recorded when the business was purchased at the value of projected future cash flows on existing policies, less a discount to present value. As future cash flows emerge, they are treated as a recovery of this asset. Therefore, if cash flows emerging from the purchased business during a period exactly equal the projections, they are offset by that period's amortization of the cost of the policies purchased. In that event, the only income statement effect from the purchased business is the realization of the discount that was initially deducted from the asset to reflect its present value. Changes in the future annual amortization of this asset are not expected to have a significant effect on the results of operations, because the amount of amortization is expected to be equal to the profits emerging from the purchased policies, net of interest on the unrecovered present value of future profits balance. This asset is amortized over the expected life of the related policies purchased. Present value of future profits is increased for the estimated effect of realizing unrealized investment losses and decreased for the estimated effect of realizing unrealized investment gains.

     In selecting the interest rate to calculate the discounted present value of the projected future profits, SMC used the risk rate of return it needs to earn in order to invest in the business being acquired or recaptured.

     In determining this required rate of return, SMC considers the following factors:

     - The magnitude of the risks associated with each of the actuarial assumptions used in determining expected future cash flows (as described above).

     - The cost of the capital required to fund the acquisition or recapture.

     - The likelihood of changes in projected future cash flows that might occur if there are changes in insurance regulations and tax laws.

     - The acquired company's compatibility with other SMC activities that may favorably affect future cash flows.

     - The complexity of the acquired company or recaptured business.

     - Recent prices (i.e., discount rates used in determining valuations) paid by others to acquire or recapture similar blocks or business.

     The discount rate used to determine the present value of the projected future profits is used to determine the subsequent amortization of the cost of the purchased policies for acquisitions prior to November 19, 1992. For acquisitions subsequent to November 19, 1992, the discount rate used to amortize the unamortized balance of the present value of future profits is the crediting rate of the underlying policies.

     The discount rate selected may affect subsequent earnings in those instances where the purchase price of the policies exceeds the value of net assets acquired (including the value of future profits discounted at the selected interest rate). Selection of a lower (or higher) discount rate will increase (or decrease) the portion of the purchase price assigned to the present value of future cash flows and will result in an offsetting decrease (or increase) in the amount of the purchase price assigned to goodwill. The impact on subsequent earnings caused by this variation in purchase price allocation will depend on the characteristics of the policies purchased. For products where the profits emerge at relatively constant levels over an extended period of time (for example, most of SMC's immediate and deferred annuities), use of a lower rate may result in an increase in reported earnings in the early years after an acquisition followed by a decrease in earnings in later years. For products where profits emerge over a shorter period of time or in amounts that decrease over the life of the product (for example, ordinary and term life products), selection of a lower rate will generally result in a decrease in reported earnings in the early years after an acquisition followed by an increase in reported earnings in later years. For SMC, the majority of the cost of policies purchased relates to ordinary life products and the balance to deferred annuity products.

     The activity related to the present value of future profits of the business acquired or recaptured for SMC is summarized as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                      SIX MONTHS ENDED    ----------------------------
                                                       JUNE 30, 1997       1996       1995       1994
                                                      ----------------     ----       ----       ----
                                                                             (DOLLARS IN THOUSANDS)
Balance at beginning of period......................      $23,806         $15,246    $ 8,299    $9,144
  Additions during the period from acquisitions and
     recaptures.....................................           --          10,348      7,901        --
  Deletions during the period from disposal of
     subsidiaries...................................           --            (733)        --        --
  Net amortization during the period................       (1,052)         (1,249)      (780)     (845)
  Adjustments relating to net unrealized (gains)
     losses on securities available for sale........          (16)            194       (174)       --
                                                          -------         -------    -------    ------
Balance at end of period............................      $22,738         $23,806    $15,246    $8,299
                                                          =======         =======    =======    ======

     The percentage of future expected net amortization of the present value of future profits before the effect of net unrealized gains and losses, based on the present value of future profits at December 31, 1996 and current assumptions as to future events on all policies in force, will be between 6% and 8% in each of the years 1997 through 2001.

     The discount rate used to calculate the present value of future profits for business acquired prior to November 19, 1992, reflected in SMC's June 30, 1997 consolidated balance sheet ranged from 7.5% to 18%. SMC used a 15% discount rate to calculate the present value of future profits on the business of the Dixie National Life acquisition, which is being amortized over 30 years as the majority of the present value of future profits related primarily to the ordinary life business. SMC used a 15% discount rate to calculate the present value of future profits on the business of the Shelby Life acquisition, which is being amortized over 20 years based on the mix of annuity and life business in Shelby Life.

     Acquisition of Blocks of Business. SMC's growth strategy includes the acquisition of in force blocks of business through assumption reinsurance agreements. SMC has not used assumption reinsurance for the purpose of acquiring any third-party business other than in connection with the acquisition of the Midwest Block in 1992. The accounting recognition given these acquisitions is dependent upon the type of business acquired. FPDAs and payout annuities are recorded at full account value. Funds received are recorded as invested assets. The excess of the liabilities assumed over assets received is recorded as the present value of future profits and amortized in relation to expected gross profits.

     Produced Insurance Business. Insurance products generate two types of profit streams: (i) from the excess of investment income earned over that credited to the policyholder and (ii) from the excess of premiums received over costs incurred for policy issuance, administration and mortality. Costs incurred in issuing new policies are deferred and recorded as deferred acquisition costs ("DAC"), which is amortized using present value techniques so that profits are realized in proportion to premium revenue for certain products and estimated gross profits for certain other products. Profits from all of these elements are recognized over the lives of the policies; no profits are recorded at the time the policies are issued.

     Amortization of DAC was $469,000 for the six months ended June 30, 1997 and $1,221,000, $1,142,000 and $262,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The increase in current year amortization expense resulted primarily from increased amortization of DAC as gross profits from business sold in recent years began to emerge. DAC of $18,078,000 at December 31, 1996 and additions to policy acquisition costs of $3,598,000 for business produced during the six months ended June 30, 1997 are generally being amortized over the expected lives of the policies, a period of approximately 20 years, in a constant relationship to the present value of estimated future gross profits. Interest is being accreted at 7% during year one and 6% thereafter, the projected crediting rate on the policies. DAC is increased for the estimated effect of realizing unrealized investment losses and decreased for the estimated effect of realizing unrealized investment gains. The offset to these amounts is recorded directly to shareholders' equity, net of taxes. Future expected amortization of DAC for the next five years before the effect of net realized and unrealized gains and losses, based on DAC at June 30, 1997 and current assumptions, is as follows:

                                          1997        1998        1999        2000        2001
                                          ----        ----        ----        ----        ----
                                                         (DOLLARS IN THOUSANDS)
Gross amortization.................      $2,260      $2,277      $2,287      $2,202      $2,045
Interest accreted..................        (850)       (720)       (599)       (493)       (403)
                                         ------      ------      ------      ------      ------
Net amortization...................      $1,410      $1,557      $1,688      $1,709      $1,642
                                         ======      ======      ======      ======      ======

     The amounts included in the foregoing table do not include any amortization of DAC resulting from the sale of new products after June 30, 1997. Any changes in future annual amortization of this asset are not expected to have a significant effect on results of operations because the amount of amortization is expected to be proportionate to the profits from the produced policies, net of interest on DAC.

     Variances Between Actual and Expected Profits. Actual experience on purchased and produced insurance may vary from projections due to differences in renewal premiums collected, investment spreads, mortality costs, surrender benefits, persistency, administrative costs and other factors. Variances from original projections, whether positive or negative, are included in net income as they occur. To the extent that these variances indicate that future experience will differ from the estimated profits reflected in the capitalization and amortization of the cost of policies purchased or the cost of policies produced, current and future amortization rates may be adjusted.

     Accounting for Annuities and Universal and Interest-Sensitive Life Products. The Company primarily accounts for its annuity and universal and interest-sensitive life policy deposits in accordance with Statement of Financial Accounting Standards No. 97 ("SFAS No. 97"), "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses on the Sale of Investments." Under SFAS No. 97, a benefit reserve is established at the time of policy issuance in an amount equal to the deposits received. Thereafter, the benefit reserve is adjusted for any additional deposits, interest credited and partial or complete withdrawals. Revenues for annuities and universal and interest-sensitive life policies, other than certain non-interest sensitive annuities, consist of policy charges for surrenders and partial withdrawals, mortality and administration, and investment income earned. Such revenues do not include the annuity and universal and interest-sensitive life policy deposits. Expenses related to these products include interest credited to policyowner account balances, operating costs for policy administration, amortization of DAC and mortality costs in excess of account balances.

     Costs relating to the acquisition of new business, primarily commissions paid to agents, which vary with and are directly related to the production of new business, are deferred to the extent that such costs are recoverable from future profit margins. At the time of issuance, the acquisition expenses, approximately 12.7% of initial annuity premium deposits and 50% of premiums from universal and interest-sensitive life products for SMC, are capitalized as DAC. In accordance with SFAS No. 97, DAC with interest is amortized over the lives of the policies in a constant relationship to the present value of estimated future gross profits.

     Unit-linked Product Accounting. Separate account assets and liabilities are maintained primarily for contracts of which the majority represents unit-linked products where benefits on surrender and maturity are not guaranteed. They generally represent funds held in accounts to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such policyholders. SMC earns income from the investment management fee it charges on such unit-linked contracts, which range from .8% to 1.2% of the value of the underlying separate accounts.

     Proposed Acquisition of Savers Life. Upon the consummation of the Merger, each share of Savers Life Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting or the Savers Life Special Meeting, plus (iii) the right to receive the Performance Premium if any. As a result, the number of shares of SMC Common Stock outstanding after the Effective Date will be significantly increased. See "Summary -- The Merger Agreement -- Conversion of Shares in the Merger" and "Summary -- Comparative Per Share Data of SMC and Savers Life." The number of outstanding shares of SMC Common Stock may be further increased to the extent that any Performance Premium is payable. See "The Merger Agreement -- Performance Premium."

     The consolidated results of operations of SMC may be adversely impacted by the acquisition of Savers Life to the extent that the operating losses currently being experienced by Savers Life continue. SMC intends to pursue the sale of the Savers Life major medical product line in order to eliminate such operating losses; however, no assurance can be given that any such sale will be consummated or that such losses will be eliminated. SMC also intends to attempt to reduce certain other expenses through the consolidation of certain services and administration. See "Risk Factors -- No Assurance Businesses Can Be Combined Successfully" and "The Merger Agreement -- Operation of Savers Life After the Effective Time."

DISCUSSION OF CHANGES IN THE CONSOLIDATED STATEMENT OF OPERATIONS FROM SIX MONTHS ENDED JUNE 30, 1997 TO SIX MONTHS ENDED JUNE 30, 1996

     Operating Income. The income from operations (before net realized investment gains and gain on disposal of subsidiaries) was $1,189,000 in the first six months of 1997, compared to $27,000 for the comparable period in 1996. The change resulted primarily from operations in the United States producing income from operations of $366,000 compared to a loss from operations of $(308,000) for the first six months of 1997 and 1996, respectively. The increase is primarily due to an increase in interest spreads on an increasing asset base, while operating expenses have declined when compared to 1996. The income from international operations also increased to $823,000 for the first six months of 1997 compared to $335,000 for the first six months of 1996. The international operating gains resulted primarily from decreased operating expenses, reflecting reduced marketing activity during the period, and the strengthening of the U.S. dollar.

     Premium Income. Premium income is composed of premiums, including renewal premiums, received on ordinary life insurance policies. As noted above, SMC's new product sales are composed primarily of annuity products. Under GAAP, deposits from interest-sensitive annuities and other financial products are not recorded as revenues. GAAP premium income for the first six months of 1997 was $3,562,000, a decrease of $3,567,000 or 50% from $7,129,000 for the first six months of 1996. This decrease is attributable to the recapture of premiums ceded of $4,234,000 due to the termination and recapture of the reinsurance agreement with National Mutual in the second quarter of 1996, which offsets increases in premium income for the inclusion of Shelby Life in the results of operations for periods after November 1, 1996. SMC recorded net premium income of $760,000 for the six months ended June 30, 1997 for the Shelby Life block which more than offsets the decline in premiums from the regular policy lapses, surrenders and expiries in SMC's closed blocks of business.

     Net premium deposits received from the sales of interest-sensitive annuities and other financial products (which are not recorded as revenues) were $25,127,000 compared to $18,796,000 for the first six months of 1997 and 1996, respectively. The increase in premium deposits is partially due to an increase in gross domestic premium deposits. Gross domestic premium deposits received from interest-sensitive annuities and financial products were $29,833,000 for the six months ended June 30, 1997 compared to $23,799,000 for the six months ended June 30, 1996. The increase in gross premium deposits is the continuing result of an aggressive marketing campaign implemented by Standard Life with the introduction of attractive new annuity products and the effects of increasing first year crediting rates approximately 1% commencing during the second quarter of 1996. Also contributing to the increase in premiums is the introduction of new products, the competitiveness of SMC's products, the continued development of SMC's distribution system through marketing support from Standard Marketing and an increase in the agency base achieved through the recruitment of larger managing general agencies and expanding geographical concentration into the Mid-South and California. Since SMC's operating income is primarily a function of its investment spreads, persistency of annuity inforce business, mortality experience, and operating expenses, a change in annuity premium deposits in a single period does not directly cause operating income to change, although continued increases or decreases in annuity premiums may affect the growth rate of total assets on which investment spreads are earned.

     SMC also decreased the quota-share portion of business ceded pursuant to a reinsurance agreement from 70% to 50% at September 1, 1995, which was further decreased to 25% effective April 1, 1996. Premium deposits ceded pursuant to this reinsurance agreement reduced net premium deposits by $4,706,000 in the first six months of 1997 compared to $5,003,000 in the first six months of 1996.

     Net Investment Income. Net investment income increased $4,955,000 or 53% to $14,346,000 for the first six months of 1997 from $9,391,000 for the comparable period of 1996. The increase primarily resulted from an increase in the weighted average annualized yield of SMC's investment portfolio (exclusive of realized and unrealized gains and losses) to 7.59% from 7.19% for the first six months of 1997 and 1996, respectively, and the increase in total invested assets (amortized cost) of approximately 38.9% from December 31, 1995 to June 30, 1997, most of which (approximately $100,000,000) occurred in the fourth quarter of 1996 due to the acquisition of Shelby Life. As of June 30, 1997, yields available on new investments were declining.

     Net Realized Investment Gains. Net realized investment gains decreased $250,000 or 55% to $206,000 from $456,000 for the first six months of 1997 and 1996, respectively. Net realized investment gains fluctuate from period to period and arise when securities are sold in response to changes in the investment environment which provide opportunities to maximize return on the investment portfolio without adversely affecting the quality and overall yield of the investment portfolio. The pretax net unrealized loss on SMC's securities available for sale increased to $2,121,000 at June 30, 1997 from $1,837,000 at December 31, 1996. In the absence of decreases in interest rates, SMC may be unable to realize gains on its investment portfolio at the levels of prior years or could recognize losses from sales of securities prior to maturity.

     Gain on Disposal of Subsidiaries. On March 18, 1996, SMC completed the sale of a duplicate charter associated with First International to GIAC. SMC received sale proceeds of $10,393,000, including $1,500,000 for the charter and licenses associated with First International. In addition, First International, Standard Life and GIAC have entered into a series of other agreements that include provisions for Standard Life to retain the economic interest in certain First International policies and administer First International policies in force at the date of such sale.

     In an unrelated matter, SMC decided in February 1996 to terminate the reinsurance agreement between Standard Reinsurance and Salamandra, and not to renew the Barbados license of Standard Reinsurance. This resulted in a first quarter 1996 write-off of SMC's investment in Standard Reinsurance and certain intangible assets of Standard Reinsurance amounting to $156,000.

     The combined effect of the pre-tax gain on the sale of First International and related contracts, and the Standard Reinsurance write-offs, was $886,000 pre-tax and $2,306,000 after-tax in the first quarter of 1996.

     Policy Charges. Policy charges, which represent the amounts assessed against policyholder account balances for the cost of insurance, policy administration and surrenders, increased $1,569,000 or 129% to $2,783,000 for the six months ended June 30, 1997 compared to $1,214,000 for the six months ended June 30, 1996. The increase in policy charges resulted from an increase in policy charges for Standard Life's universal life insurance products of $984,000 due to the inclusion of Shelby Life in the results of operations for periods after November 1, 1996 and an increase in policy surrender charges on FPDAs of $294,000. The increase in annuity policy withdrawals and surrender charges on FPDAs generally corresponds to the aging and growth of SMC's annuity business in force.

     Amortization of Excess of Net Assets Acquired Over Acquisition
Cost. Amortization of excess of net assets acquired over acquisition cost ("negative goodwill") is recorded to amortize into earnings the negative goodwill recorded in connection with the acquisition of Standard Management International in 1993. The negative goodwill is being amortized on a straight-line basis over five years. Amortization of negative goodwill was $694,000 for each of the six months ended June 30, 1997 and 1996.

     Management Fees and Similar Income From Separate Accounts. Management fees and similar income from separate accounts consist of the investment management fees earned by Standard Management International on its separate account assets and investment contracts. Management fees and similar income from separate accounts increased $2,000 to $838,000 for the first six months of 1997 from $836,000 for the first six months of 1996. Such income fluctuates in relationship to total separate account assets and the return earned on such assets.

     Benefit and Claims. Benefits and claims include life insurance and payout annuity benefits paid and changes in policy reserves. Benefits and claims decreased $2,855,000 or 40% to $4,368,000 for the first six months of 1997 from $7,223,000 for the first six months of 1996. The decrease in benefits and claims results from an increase in change in policy reserves related to the termination and recapture of a reinsurance agreement with National Mutual in the second quarter of 1996. This decrease offset the increase in benefits and claims from the inclusion of Shelby Life (approximately $1,462,000 in the first six months of 1997) in the results of operations for periods after November 1, 1996. Throughout SMC's history, it has experienced both periods of higher and lower benefit claims. Such volatility is not uncommon in the life insurance industry and, over extended periods of time, periods of higher claims experience tend to be offset by periods of lower claims experience.

     Interest Credited on Interest-Sensitive Annuities and Other Financial Products. Interest credited on interest-sensitive annuities and other financial products was $8,166,000 for the first six months of 1997, an increase of $3,162,000 or 63% from $5,004,000 for the comparable prior year period. The increase resulted primarily from the inclusion of interest credited of $1,907,000 in the first six months of 1997 from Shelby Life products, increases in interest credited rates on new annuity sales and the increases in the growth in policy reserves for FPDAs from sales. At June 30, 1997, the weighted average interest credited rate for Standard Life's currently marketed annuities and other financial product liabilities was 5.68% compared to 5.35% at June 30, 1996.

     Salaries and Wages. Salaries and wages were $2,904,000 for the first six months of 1997, an increase of $441,000 or 18% from $2,463,000 for the comparable prior year period. This increase was caused primarily by an increase in the number of employees in 1997 and an increase in incentive compensation expense in the first six months of 1997 of $190,000 based on operating income for the six months ended June 30, 1997.

     Amortization. Amortization expense includes charges to operations for the amortization of deferred acquisition costs, the present value of future profits, the excess of cost over net assets acquired and subsidiary organization costs. Amortization expense increased $418,000 or 36% to $1,577,000 for the first six months of 1997 from $1,159,000 for the first six months of 1996. The increase in current year amortization expense resulted primarily from the amortization of present value of future profits of $412,000 in the first six months of 1997 for the acquisition of Shelby Life.

     Other Operating Expenses. Other operating expenses decreased $593,000 or 15% to $3,317,000 for the first six months of 1997 from $3,910,000 for the first six months of 1996. The decrease in other operating expenses resulted primarily from eliminating in 1997 the additional cost to convert the operations and expand the marketing effort in Dixie National Life incurred in the first six months of 1996 and a reduction in international operating expenses.

     Interest Expense and Financing Costs. Interest expense and financing costs increased $801,000 or 289% to $1,078,000 in 1997 from $277,000 in 1996. The increase in interest expense and financing costs during 1997 resulted primarily from increased borrowing of $10,100,000 on the Amended Credit Agreement and borrowings of $4,000,000 from an insurance company in connection with the acquisition of Shelby Life.

     Federal Income Taxes. Federal income tax expense (credit) was $575,000 for the first six months of 1997, compared to $(1,118,000) for the first six months of 1996. The large credit in 1996 is primarily due to tax benefits of $1,420,000 related to the sale of First International.

     Extraordinary Gain on Early Redemption of Redeemable Preferred
Stock. Extraordinary gains are recorded on the early redemption of the Class S Preferred Stock for the amount by which SMC is able to repurchase the Class S Preferred Stock below its book value plus accrued and unpaid dividends. SMC recorded no extraordinary gain for the first six months of 1997 compared to $267,000 for the six months ended June 30, 1996. Effective August 1, 1997, SMC redeemed all of its issued and outstanding Class S Preferred Stock at a redemption value of $10.00 per share plus accumulated and unpaid dividends.

     Common and Common Equivalent Shares. The weighted average number of common and common equivalent shares for the six months ended June 30, 1996 included 522,810 common equivalent shares that were not included in this calculation for the comparable six months in 1997. These additional common equivalent shares were included in the 1996 calculation due to the increase in net income in the first quarter of 1996 from the sale of First International. Such additional common equivalent shares are not included in any other reporting period. The inclusion of the additional common equivalent shares in the six months ended June 30, 1996 calculations had the effect of decreasing earnings per share for the period by $.03.

DISCUSSION OF CHANGES IN THE CONSOLIDATED STATEMENT OF OPERATIONS FROM YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     Operating Income. The income from operations (before net realized investment gains, gain on disposal of subsidiaries and reduction in accruals of certain legal expenses) was $1,174,000 in 1996, or $.24 per share, compared to $461,000 for 1995, or $.09 per share. The change resulted primarily from international operations producing income from operations of $1,218,000 compared to a loss of $(22,000) for 1996 and 1995, respectively. The international operating gains resulted primarily from increased management fees on an increasing separate account base due to portfolio sales in 1995 and 1996, and increased value of assets under management, coupled with a decrease in marketing costs in 1996 when compared to 1995. The income from operations in the United States decreased to ($44,000) in 1996 compared to $483,000 in 1995. The decline was attributable to an increase in interest expense from borrowings to repurchase SMC Common Stock, Class S Preferred Stock and the purchase of Shelby Life and additional costs incurred to convert the operations and expand the marketing effort in Dixie National Life.

     Premium Income. GAAP premium income for 1996 was $10,468,000, an increase of $4,964,000 or 90% from $5,504,000 for 1995. This increase is mainly attributable to recapture of premiums ceded of $4,234,000 due to the termination and recapture of a reinsurance agreement with National Mutual and the inclusion of Dixie National Life and Shelby Life in the results of operations for periods after October 2, 1995 and November 1, 1996, respectively. These amounts offset the decline in premiums from the cession of a portion of First International's life insurance business and the regular policy lapses, surrenders and expiries in SMC's closed blocks of business.

     Net premiums received from the sales of interest-sensitive annuities and other financial products (which are not recorded as revenues) were $42,347,000 compared to $17,524,000 for the years ended December 31, 1996 and 1995, respectively. The increase in premium deposits is partially due to an increase in gross domestic premium deposits. Gross domestic premium deposits received from interest-sensitive annuities and financial products were $51,254,000 for the year ended December 31, 1996 compared to $37,614,000 for the year ended December 31, 1995. The increase is the result of an aggressive marketing campaign implemented by Standard Life with increased crediting interest rates. First year interest crediting rates were increased approximately 1% on certain FPDAs sold after April 1, 1996. Also contributing to the increase in premiums is the continued development of SMC's distribution system through marketing support from Standard Marketing and an increase in the agency base achieved through the recruitment of larger managing general agencies and expanding geographical concentration into the Mid-South and California.

     SMC also decreased the quota-share portion of business ceded pursuant to a reinsurance agreement from 70% to 50% at September 1, 1995, which was further decreased to 25% effective April 1, 1996. Premium deposits ceded pursuant to this reinsurance agreement reduced net premium deposits by $8,907,000 in the year ended December 31, 1996 compared to $20,090,000 in 1995.

     Net Investment Income. Net investment income increased $2,354,000 or 13% to $20,871,000 for the year ended December 31, 1996 from $18,517,000 for 1995. The increase primarily resulted from an increase in total invested assets (amortized cost) of approximately 32% from 1995 to 1996, most of which occurred in the fourth quarter due to the acquisition of Shelby Life. The average net yield on SMC's invested assets was 7.32% for both years ended December 31, 1996 and 1995. The continued growth in SMC's total invested assets reflects increased sales of FPDAs and the inclusion of the invested assets from Dixie National Life of approximately $26,400,000 and Shelby Life of approximately $100,400,000 in the consolidated balance sheet effective October 2, 1995 and November 1, 1996, respectively, which was offset by the invested assets ceded in the GIAC reinsurance transaction of approximately $18,000,000.

     Net Realized Investment Gains. Net realized investment gains increased $614,000 or 89% to $1,302,000 from $688,000 for the years ended December 31, 1996 and 1995, respectively. The increase primarily resulted from active portfolio management by SMC. Net realized investment gains fluctuate from period to period and arise when securities are sold in response to changes in the investment environment which provide opportunities to maximize return on the investment portfolio without adversely affecting the quality and overall yield of the investment portfolio.

     Gain on Disposal of Subsidiaries. On March 18, 1996, SMC completed the sale of a duplicate charter associated with First International to GIAC. SMC received sale proceeds of $10,393,000, including $1,500,000 for the charter and licenses associated with First International. In addition, First International, Standard Life and GIAC have entered into a series of other agreements that include provisions for Standard Life to retain the economic interest in certain First International policies and administer First International policies in force at the date of such sale.

     In an unrelated matter, SMC decided in February 1996 to terminate the reinsurance agreement between Standard Reinsurance and Salamandra, and not to renew the Barbados license of Standard Reinsurance. This resulted in a first quarter 1996 write-off of SMC's investment in Standard Reinsurance and certain intangible assets of Standard Reinsurance amounting to $156,000.

     The combined effect of the pre-tax gain on the sale of First International and related contracts, and the Standard Reinsurance write-offs, was $886,000 pre-tax and $2,306,000 after tax in the first quarter of 1996.

     Policy Charges. Policy charges increased $84,000 or 3% to $2,551,000 for the year ended December 31, 1996 compared to $2,467,000 for the year ended December 31, 1995. The increase in policy charges resulted from an increase in policy surrender charges on FPDAs of $254,000 and the inclusion of Dixie National Life and Shelby Life in operating results for periods after October 2, 1995 and November 1, 1996, respectively, for an increase of $1,359,000 which offset a decrease of $1,502,000 for the absence of policy charges from SMC's closed blocks of universal life business which were sold to GIAC through a reinsurance contract effective January 1, 1996.

     Amortization of Excess of Net Assets Acquired Over Acquisition
Cost. Amortization of negative goodwill was $1,388,000 for each of the years ended December 31, 1996 and 1995.

     Management Fees and Similar Income from Separate Accounts. Management fees and similar income from separate accounts increased $270,000 or 21% to $1,564,000 for the year ended December 31, 1996 from $1,294,000 for the year ended December 31, 1995. This increase is due primarily to an increase in the value of assets held in separate accounts from $94,301,000 at December 31, 1994 to $128,546,000 at December 31, 1996 and to higher service fees being levied on certain transactions. Net deposits from sales of unit-linked products by Standard Management International were $16,902,000 and $31,793,000 for the years ended December 31, 1996 and 1995, respectively.

     Other Income. Other income increased $897,000 or 236% to $1,277,000 for the year ended December 31, 1996 compared to $380,000 for 1995. The increase resulted primarily from administration fees of $316,000 and the reserve and experience refund adjustments in connection with the agreements with GIAC and increased commissions received by Standard Marketing from the sale of unaffiliated products.

     Benefits and Claims. Benefits and claims increased $4,128,000 or 71% to $9,919,000 for the year ended December 31, 1996 from $5,791,000 for the year ended December 31, 1995. The increase resulted primarily from an increase in reserves of $4,234,000 related to the termination and recapture of a reinsurance agreement with National Mutual. Throughout SMC's history, it has experienced both periods of higher and lower benefit claims. Such volatility is not uncommon in the life insurance industry and, over extended periods of time, periods of higher claims experience tend to be offset by periods of lower claims experience.

     Interest Credited on Interest-Sensitive Annuities and Other Financial Products. Interest credited on interest-sensitive annuities and other financial products was $11,281,000 for the year ended December 31, 1996, an increase of $1,272,000 or 13% from $10,009,000 for 1995. The increase resulted primarily from SMC's increase of credited interest rates on new annuity sales, and the increases in the growth in policy reserves for FPDAs from sales and the inclusion of Shelby Life in the operations results effective November 1, 1996. At December 31, 1996, the weighted average interest credited rate for Standard Life's annuities and other financial product liabilities was 5.35% compared to 5.27% at December 31, 1995.

     Salaries and Wages. Salaries and wages were $5,053,000 for the year ended December 31, 1996, an increase of $352,000 or 7% from $4,701,000 for 1995. This fluctuation was caused primarily by an increase in incentive compensation of $315,000.

     Amortization. Amortization expense increased $548,000 or 27% to $2,592,000 for the year ended December 31, 1996 from $2,044,000 for the year ended December 31, 1995. The increase in current year amortization expense resulted primarily from increased amortization of $79,000 of deferred acquisition costs as gross profits from business sold in recent years began to emerge and increased surrenders and their corresponding increase in the amortization of deferred acquisition costs, and from an increase of $602,000 for the amortization of present value of future profits for the acquisitions of Dixie National Life, Shelby Life and National Mutual. These items more than offset reduced amortization of excess of cost over net assets acquired of $46,000 and present value of future profits of $120,000 due to the sale of First International.

     Other Operating Expenses. Other operating expenses increased $789,000 or 12% to $7,122,000 for the year ended December 31, 1996 from $6,333,000 for the year ended December 31, 1995. The increase in other operating expenses resulted primarily from the expenses of Dixie National Life and Shelby Life included in the results for the periods after October 2, 1995 and November 1, 1996, respectively, and the increased expenses related to potential acquisitions and advisory fees.

     Interest Expense and Financing Costs. Interest expense and financing costs increased $687,000 or 582% to $805,000 for the year ended December 31, 1996 from $118,000 for the year ended December 31, 1995. The increase in interest expense and financing costs during 1996 resulted primarily from the borrowing on the Amended Credit Agreement. The borrowing under the Amended Credit Agreement and the original credit agreement primarily occurred after December 31, 1995 in connection with the acquisition of Shelby Life and the repurchase of SMC Common Stock and Class S Preferred Stock.

     Class Action Litigation and Settlement Costs. Class action litigation and settlement costs were recorded to reflect the estimated costs of litigation and settlement of the shareholder class action lawsuit, based on the terms of the settlement agreement and assumptions as to the future estimated legal and other costs to settle the lawsuit, which was settled in March 1995, and to register the Class S Preferred Stock which was distributed to the class participants in February 1996. There were no class action litigation and settlement expenses in the years ended December 31, 1996 and 1995. However, with the signing of the Settlement Agreement with the 22 persons who previously excluded themselves from the class and the reevaluation of the future estimated legal and other costs to settle the lawsuit, SMC recorded a reduction of $314,000 in the second quarter of 1995 in the estimated future costs to settle the lawsuit and register the Class S Preferred Stock.

     Federal Income Taxes. Federal income tax expense (credit) was $(730,000) for the year ended December 31, 1996, compared to $243,000 for the year ended December 31, 1995. The large credit in 1996 is primarily due to tax benefits of $1,420,000 related to the sale of First International and also from the amortization of excess of net assets acquired over acquisition cost resulting from the acquisition of Standard Management International of $472,000 not being subject to United States income tax.

     Extraordinary Gain on Early Redemption of Redeemable Preferred Stock. The extraordinary gain was $502,000 for the year ended December 31, 1996 compared to no gain for the year ended December 31, 1995.

DISCUSSION OF CHANGES IN THE CONSOLIDATED STATEMENT OF OPERATIONS FROM YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

     Operating Income. The income from operations (before net realized investment gains and class action litigation and settlement costs) increased to $461,000, or $.09 per share, from $293,000, or $.06 per share, for 1995 and
1994, respectively. The increase resulted from U.S. operations producing income from operations of $483,000 compared to a U.S. loss from operations of $(720,000) for 1995 and 1994, respectively. The U.S. operating gains resulted primarily from increased interest spreads on an increasing asset base due to annuity sales in 1995 and 1994. The improvement in U.S. operations was offset by a decline in international income from operations from $1,013,000 in 1994 to a loss of $(22,000) in 1995 as the costs of resuming marketing were absorbed.

     Premium Income. GAAP premium income for 1995 was $5,504,000, an increase of 21% from $4,565,000 for 1994. Increased premium income resulted primarily from the inclusion of Dixie National Life in the results of operations effective October 2, 1995.

     Net premiums received from the sales of interest-sensitive annuities and other financial products (which are not recorded as revenues) were $17,524,000 for the year ended December 31, 1995 compared to $53,490,000 for the year ended December 31, 1994. The decline is partially due to increased competitive pressures. To protect its profit margins, SMC was not willing to match other insurers' high interest crediting and commission rates which caused a decrease in gross domestic premium deposits of $15,876,000 in 1995 when compared to 1994. Additionally, Standard Life began ceding a portion of its new annuity business to an unaffiliated reinsurer effective January 1, 1995. Premium deposits ceded pursuant to the reinsurance agreement with the reinsurer reduced net premiums by $20,090,000 for 1995. There was no such reinsurance in 1994.

     Net Investment Income. Net investment income increased 15% to $18,517,000 in 1995 from $16,057,000 in 1994. This increase primarily resulted from growth in SMC's total invested assets attributable to the increased sales of FPDAs in 1994 and the inclusion of Dixie National Life in the results of operations effective

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

October 2, 1995. The amortized cost of total invested assets increased 12% to $274,148,000 in 1995 from $245,619,000 in 1994. These increased assets also benefited from a higher concentration of investments in fixed maturity securities. The average annualized yield of SMC's investment portfolio for the year ended December 31, 1995 increased to 7.32% from 7.26% for 1994.

     Net Realized Investment Gains. Net realized investment gains increased 23% to $688,000 in 1995 from $558,000 in 1994. 1995 results reflect increased gains on sales of investments due to rising values of fixed maturity securities as interest rate levels decreased, combined with active portfolio management. Net realized gains fluctuate from period to period and arise when securities are sold in response to changes in the investment environment which provide opportunities to maximize return on the investment portfolio without adversely affecting the quality of the investment portfolio.

     Policy Charges. Policy charges increased 21% to $2,467,000 for 1995 compared to $2,031,000 for 1994. The increase in universal life policy charges resulted from increased surrender charges on interest-sensitive annuity products and the inclusion of Dixie National Life in operating results for periods after October 2, 1995.

     Amortization of Excess of Net Assets Acquired Over Acquisition
Cost. Amortization of negative goodwill increased 31% to $1,388,000 for 1995 compared to $1,063,000 for 1994 due to a reallocation of the purchase price of Standard Management International in the fourth quarter of 1994 which increased negative goodwill.

     Management Fees and Similar Income from Separate Accounts. Management fees and similar income from separate accounts decreased 32% to $1,294,000 in 1995 from $1,888,000 in 1994. This decrease is due to a change in the mix of the types of separate accounts whereby those earning higher investment management fees represent a significantly smaller portion of the total in 1995 than in 1994. Most of the new policies sold in 1995 carried significantly smaller investment management fees than the policies lapsed or surrendered in 1995. Net deposits from sales of unit-linked products by Standard Management International were $31,793,000 in 1995 and $1,715,000 in 1994.

     Other Income. Other income includes primarily override commissions received by Standard Marketing from unaffiliated companies and other income recorded by Standard Management International. Other income increased 7% to $380,000 for 1995 from $356,000 in 1994. The increase primarily resulted from commissions from the sale of unaffiliated products and to a lesser extent the inclusion of Dixie National Life in the results of operations after October 2, 1995. These increases more than offset any loss of fee income generated by Standard Advertising which was sold in early 1995.

     Benefits and Claims. Benefits and claims increased 3% to $5,791,000 for 1995 from $5,603,000 for 1994. The increase in benefits and claims resulted primarily from an increase in death benefits in 1995 when compared to the favorable mortality experience in 1994. Mortality experience is volatile and these trends are not predictable from period to period.

     Interest Credited on Interest-Sensitive Annuities and Other Financial Products. Interest credited on interest-sensitive annuities and other financial products was $10,009,000 for 1995, an increase of $1,333,000 or 15% from $8,676,000 for the prior year. The increase resulted primarily from increases in interest credited from the growth in policy reserves for FPDAs. This more than offset any decreases from the decline in credited interest rates on interest-sensitive annuities and other financial products. At December 31, 1995, the weighted average interest credited rate for Standard Life's interest-sensitive annuities and other financial product liabilities was 5.27% compared to 5.82% at December 31, 1994.

     Salaries and Wages. Salaries and wages were $4,701,000 for 1995, an increase of 20% from $3,910,000 for the prior year. This increase was caused by $185,000 of unusual charges due to the termination of certain international marketing programs and the subsequent reduction of SMC's staff in Luxembourg in 1995, the capitalization of certain salaries of $203,000 associated with the internal development of computer software in 1994, increased salaries for new marketing efforts for Standard Management International in 1995 and the inclusion of Dixie National Life in the results of operations for periods after October 2, 1995. Additionally, the average wages per employee increased in 1995.

     Amortization. Amortization expense for 1995 was $2,044,000, an increase of $829,000, or 68%, from $1,215,000 for the prior year. The increase in current year amortization expense resulted primarily from

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

increased amortization of deferred acquisition costs as gross profits from business sold in recent years began to emerge and from the amortization of present value of future profits for the acquisition of Dixie National Life, which more than offset reduced amortization of present value of future profits on previous acquisitions as persistency of the purchased business began to improve.

     Other Operating Expenses. Other operating expenses for the year ended December 31, 1995 were $6,333,000, reflecting a decrease of 4%, compared to $6,563,000 for the year ended December 31, 1994. The decrease in other operating expenses resulted primarily from decreases in consulting, legal and other expenses related to potential acquisitions and the sale of Standard Advertising in early 1995, which more than offset the increased expenses of operating Dixie National Life from October 2, 1995 to December 31, 1995.

     Interest Expense and Financing Costs. Interest expense and financing costs increased 151% to $118,000 in 1995 from $47,000 in 1994. The increase in interest expense during 1995 resulted primarily from the payments on the capital lease obligations.

     Class Action Litigation and Settlement Costs. SMC recorded a reduction of $314,000 in 1995 in the estimated future costs to settle the lawsuit and list the Class S Preferred Stock.

     Federal Income Taxes. Federal income tax expense was $243,000 for 1995, compared to a credit of $(78,000) for 1994. The effective rate of 16% is less than the statutory rate of 34% primarily because the amortization of excess of net assets acquired over acquisition cost resulting from the acquisition of Standard Management International is not subject to United States income tax. SMC receives the benefits of a special deduction available to small life insurance companies and the utilization of capital and operating loss carry forwards in the life insurance subsidiaries. However, the losses incurred by Standard Management and the foreign subsidiaries, primarily due to class action litigation and settlement costs, and operating costs in excess of management fees, provide no current tax benefit as Standard Management and the foreign subsidiaries are in a net operating loss carryforward position. The benefits of the special deduction available to small life insurance companies will no longer be available when consolidated assets exceed $500,000,000.

LIQUIDITY AND CAPITAL RESOURCES

     Standard Management is an insurance holding company. The liquidity requirements of Standard Management are met primarily from management fees, equipment rental fees and payments for other charges and dividends and interest on Surplus Debentures received from Standard Management's subsidiaries as well as Standard Management's working capital. These are Standard Management's primary source of funds to pay operating expenses and meet debt service obligations. The payment of dividends and interest on Surplus Debentures and management and other fees by Standard Life to Standard Management is subject to restrictions under the insurance laws of Indiana, Standard Life's jurisdiction of domicile. These internal sources of liquidity have been supplemented in the past by external sources such as lines of credit and revolving credit agreements and long-term debt and equity financing in the capital markets.

     SMC reported on a consolidated GAAP basis net cash provided by operations of $1,726,000 and $6,331,000 for the years ended December 31, 1996 and 1995, respectively. Although deposits received on SMC's interest-sensitive annuities and other financial products are not included in cash flow from operations under GAAP, such funds are available for use by SMC. Cash provided by operations plus net deposits received, less net account balances returned to policyholders on interest-sensitive annuities and other financial products, resulted in positive cash flow of $26,717,000 and $6,003,000 for the years ended December 31, 1996 and 1995, respectively. Cash generated on a consolidated basis is available to Standard Management only to the extent that it is generated at Standard Management level or is available to Standard Management through dividends, interest, management fees or other payments from subsidiaries.

     In April 1993, Standard Management instituted a program to repurchase SMC Common Stock from time to time. The purpose of the stock repurchase program is to enhance shareholder value. Standard Management had repurchased 1,134,356 shares of SMC Common Stock for $5,826,000 as of July 31, 1997. Of these repurchases 419,026 were paid for through additional borrowing under the Amended Credit Agreement, 39,016 shares from the proceeds of the additional borrowings of the subordinated convertible

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

notes, and the remainder were paid from working capital. At July 31, 1997, Standard Management was authorized to purchase an additional 365,644 shares under this program.

     Between February 1996 and July 1997, SMC repurchased 141,761 shares of Class S Preferred Stock at an aggregate price of $964,000 primarily through additional borrowings under the Amended Credit Agreement. On August 1, 1997, SMC redeemed all of its issued and outstanding shares of Class S Preferred Stock for an aggregate redemption price of $1,840,000 including accumulated and unpaid dividends. Such redemption was financed with the proceeds of the additional borrowings of the subordinated convertible notes.

     At June 30, 1997, Standard Management had "parent company only" cash and short-term investments of $5,048,000. This cash balance reflects the $1,000,000 dividend received from Standard Life in May 1997 and proceeds that remained at June 30, 1997 from the additional borrowings from the subordinated convertible notes. These funds are available to Standard Management for general corporate purposes. Standard Management's "parent company only" operating expenses (not including class action litigation and settlement costs and interest expense) were $3,470,000 and $2,793,000 for the years ended December 31, 1996 and 1995, respectively.

     Pursuant to the management services agreement with Standard Management, Standard Life paid Standard Management a monthly fee of $150,000 during 1996 and 1995 for certain management services related to the production of business, investment of assets and evaluation of acquisitions. The management service agreement between Standard Management and Standard Life for 1997 has been renegotiated to increase the monthly fee to $166,667 (annual fee of $2,000,000). This amended management service agreement has been approved by the Commissioner of the Indiana Department of Insurance. Pursuant to the management service agreements with Standard Life, Dixie National Life paid fees of $1,524,000 for the year ended December 31, 1996. The Mississippi Department of Insurance has approved a decrease of the monthly payment to $83,333 (annual fee of $1,000,000) from Dixie National Life to Standard Life in 1997. Both of these agreements provide that they may be modified or terminated by the Indiana and Mississippi departments of insurance in the event of financial hardship of Standard Life or Dixie National Life.

     Pursuant to the management services agreement with Standard Management, Premier Life (Luxembourg) paid Standard Management a management fee of $25,000 per quarter during 1996 and 1995 for certain management and administrative services. The agreement provides that it may be modified or terminated by either Standard Management or Premier Life (Luxembourg). Standard Management does not plan to modify this agreement in 1997.

     At April 1, 1995, Standard Management sold its property and equipment to an unaffiliated leasing/ financing company for $1,396,000 and subsequently entered into a capital lease obligation whereby Standard Management pays a monthly rental amount of $45,000. Standard Management charges a monthly equipment rental fee to its subsidiaries for this equipment and additional equipment purchased after April 1, 1995. The amount of the rental fee income received from Standard Management's subsidiaries was $592,000 and $853,000 for the six months ended June 30, 1997 and year ended December 31, 1996, respectively.

     On November 8, 1996, Standard Life acquired through merger Shelby Life from DLAC for approximately $14,650,000, including $13,000,000 in cash, 250,000 shares of restricted SMC Common Stock (valued at $1,250,000) and $400,000 of acquisition costs. Financing for the Shelby Life transaction was provided by senior debt of $10,000,000 under the Amended Credit Agreement and $4,000,000 in subordinated convertible debt described below.

     The Amended Credit Agreement permits Standard Management to borrow up to $16,000,000 in the form of a seven-year reducing revolving loan arrangement. Standard Management has agreed to pay a non-use fee of .50% per annum on the unused portion of the commitment. In connection with the original and Amended Credit Agreement, Standard Management issued warrants to the bank to purchase 61,500 shares of SMC Common Stock. Borrowing under the Amended Credit Agreement may be used for contributions to surplus of insurance subsidiaries, acquisition financing, and repurchases of Class S Preferred and SMC Common Stock. The debt is secured by a Pledge Agreement of all of the issued and outstanding shares of common stock of Standard Life and Standard Marketing. Interest on the borrowing under the Amended Credit Agreement is

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

determined, at the option of Standard Management, to be: (i) a fluctuating rate of interest based on the corporate base rate announced by the bank from time to time plus one percent per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667,000 begin in November 1998 and conclude in November 2003. Indebtedness incurred under the Amended Credit Agreement is subject to certain restrictions and covenants including, among other things, certain minimum financial ratios, minimum statutory surplus requirements for the insurance subsidiaries, minimum consolidated equity requirements for Standard Management and certain investment and indebtedness limitations. At June 30, 1997, Standard Management was in compliance with all restrictions and covenants in the Amended Credit Agreement. At June 30, 1997, Standard Management had borrowed $16,000,000 under the Amended Credit Agreement at a weighted average interest rate of 9.202%. SMC has received a commitment to increase the Amended Credit Agreement to $20,000,000 to finance the acquisition of Savers Life.

     In connection with the acquisition of Shelby Life, SMC borrowed $4,000,000 from an insurance company pursuant to a subordinated convertible debt agreement which was due in December 2003 and required interest payments in cash at 12% per annum, or, if SMC chose, in non-cash additional subordinated convertible debt notes at 14% per annum until December 31, 2000. At June 30, 1997, this subordinated convertible debt agreement was amended at the principal amount of $4,372,000 which is due July 2004 unless previously converted, and requires interest payments in cash on January 1 and July 1 of each year at 10% per annum. At June 30, 1997, SMC borrowed an additional $5,628,000 from an insurance company pursuant to another subordinated convertible debt agreement (collectively, the "Notes") which is due July 2004 unless previously converted, and requires interest payments in cash on January 1 and July 1 of each year at 10% per annum. Proceeds from the additional borrowings were used for contributions to surplus of insurance subsidiaries of $2,400,000, redemption of Class S Preferred Stock of approximately $1,840,000 and the balance for other general corporate purposes. The Notes are convertible into Common Stock at the rate of $5.747 per share. The Notes may be prepaid in whole or in part at the option of SMC commencing on July 1, 2000 at redemption prices equal to 105% of the principal amount (plus accrued interest) and declining to 101% of the principal amount (plus accrued interest). The Notes may be prepaid prior to July 1, 2000 under certain limited circumstances. The subordinated convertible debt agreements contains terms and financial covenants substantially similar to those in the Amended Credit Agreement.

     Assuming an increase in the current level of debt under the Amended Credit Agreement to $20,000,000 and current interest rates at June 30, 1997 (weighted average rate of 9.202%) Standard Management annual debt service would be approximately $2,800,000 in interest paid. In addition, Standard Management has 1997 obligations under a capital lease of $539,000.

     From the funds borrowed by Standard Management pursuant to the Amended Credit Agreement and the subordinated convertible debt agreements, $13,000,000 was loaned to Standard Life pursuant to a Surplus Debenture which requires Standard Life to make quarterly interest payments to Standard Management at a variable corporate base rate plus 2% per annum, and annual principal payments of $1,000,000 per year beginning in 2007 and concluding in 2019. The interest and principal payments are subject to quarterly approval by the Indiana Department of Insurance, depending upon satisfaction of certain financial tests relating to levels of Standard Life's capital and surplus and general approval of the Commissioner of the Indiana Department of Insurance. Standard Management currently anticipates these quarterly approvals will be granted. Assuming the approvals are granted and the June 30, 1997 interest rate of 10.50% continues in 1997, Standard Management will receive interest income of $1,357,000 from its Surplus Debenture receivable for 1997.

     Dividends from Standard Life to Standard Management are limited by laws applicable to insurance companies. As an Indiana domiciled insurance company, Standard Life may pay a dividend or distribution from its surplus profits, without the prior approval of the Indiana Commissioner of Insurance, if the dividend or distribution, together with all other dividends and distributions paid within the preceding twelve months, does not exceed the greater of (i) net gain from operations or (ii) 10% of surplus, in each case as shown in its preceding annual statutory financial statements. Also, regulatory approval is required when dividends to be paid exceed unassigned statutory surplus. For the year ended December 31, 1996, Standard Life reported statutory net gain from operations of $1,427,000, statutory surplus of $22,970,000 and unassigned surplus of

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

$1,140,000. Standard Life paid a dividend of $1,000,000 on May 1, 1997. Standard Life anticipates paying additional dividends of approximately $600,000 in the remainder of 1997, and the approval of the Commissioner of the Indiana Department of Insurance will be required.

     Standard Management anticipates the available cash from its existing working capital, plus anticipated 1997 dividends, management fees, rental income and interest payments on its Surplus Debenture receivable will be more than adequate to meet its anticipated "parent company only" cash requirements for 1997.

     Standard Management has a note receivable of $2,858,000 from an affiliate and a note payable of $2,858,000 to a different affiliate. This note receivable and note payable are eliminated in the consolidated financial statements.

     U.S. Insurance Operations. The principal liquidity requirements of Standard Life are its contractual obligations to policyholders, dividend, rent, management fee and Surplus Debenture payments to Standard Management and other operating expenses. The primary source of funding for these obligations has been cash flow from premium income, net investment income, investment sales and maturities and sales of FPDAs. These sources of liquidity for Standard Life significantly exceed scheduled uses. Liquidity is also affected by unscheduled benefit payments including death benefits and policy withdrawals and surrenders. The amount of withdrawals and surrenders is affected by a variety of factors such as renewal interest crediting rates, interest rates for competing products, general economic conditions, Standard Life's A.M. Best ratings (currently rated "B+") and events in the industry that affect policyholders' confidence.

     The policies and annuities issued by Standard Life contain provisions that allow policyholders to withdraw or surrender their policies under defined circumstances. These policies and annuities generally contain provisions which apply penalties or otherwise restrict the ability of policyholders to make such withdrawals or surrenders. Standard Life closely monitors the surrender and policy loan activity of its insurance products and manages the composition of its investment portfolios, including liquidity, in light of such activity.

     Changes in interest rates may affect the incidence of policy surrenders and other withdrawals. In addition to the potential effect on liquidity, unanticipated withdrawals in a changing interest rate environment could adversely affect earnings if SMC were required to sell investments at reduced values to meet liquidity demands. SMC manages the asset and liability portfolios in order to minimize the adverse earnings effect of changing market interest rates. SMC seeks assets that have duration characteristics similar to the liabilities that they support. SMC also prepares cash flow projections and performs cash flow tests under various market interest rate scenarios to assist in evaluating liquidity needs and adequacy. SMC's U.S. insurance subsidiaries currently expect available liquidity sources and future cash flows to be adequate to meet the demand for funds.

     Statutory surplus is computed according to rules prescribed by the NAIC, as modified by the Indiana Department of Insurance, or the states in which the insurance subsidiaries do business. Statutory accounting rules are different from GAAP and are intended to reflect a more conservative perspective. With respect to new business, statutory accounting practices require that: (i) acquisition costs (primarily commissions and policy issue costs) and (ii) reserves for future guaranteed principal payments and interest in excess of statutory rates, be expensed in the year the new business is written. These items cause a reduction in statutory surplus ("surplus strain") in the year written for many insurance products. SMC designs its products to minimize such first-year losses, but certain products continue to cause a statutory loss in the year written. For each product, SMC controls the amount of net new premiums written to manage the effect of such surplus strain. SMC's long-term growth goals contemplate continued growth in its insurance businesses. To achieve these growth goals, SMC's U.S. insurance subsidiaries will need to increase statutory surplus. Additional statutory surplus may be secured through various sources such as internally generated statutory earnings, equity sales, infusions by Standard Management with funds generated through debt or equity offerings or mergers with other life insurance companies. If additional capital is not available from one or more of these sources, SMC believes that it could reduce surplus strain through the use of reinsurance or through reduced writing of new business.

     Standard Life produced statutory net income of $751,000 and $3,291,000 for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. As a result, SMC did not make cash

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

capital contributions to Standard Life during 1996 to maintain adequate levels of statutory capital and surplus. However, Standard Management contributed $2,400,000 to Standard Life in the second quarter of 1997 to facilitate growth in premiums written. In March 1996, Standard Life sold its subsidiary, First International, and realized an increase in statutory capital and surplus of approximately $4,951,000 from the statutory gain on the sale and related reinsurance transactions.

     Commencing January 1, 1995, Standard Life began to reinsure a portion of its annuity business. This reinsurance agreement has allowed SMC to write volumes of business that it would not otherwise have been able to write due to regulatory restrictions based on its ratio of surplus to liabilities as determined by regulatory authorities in the State of Florida. By reinsuring a portion of the annuity business, the liability growth is slowed, thereby avoiding the erosion of surplus that occurs in periods of increasing sales. If SMC's ratio of surplus to liabilities falls below 4%, the State of Florida could prohibit SMC from writing new business in Florida. Standard Life's largest annuity reinsurer at June 30, 1997, Winterthur, is rated "A" ("Excellent") by A.M. Best. From January 1, 1995 to August 31, 1995, approximately 70% of certain of Standard Life's annuity business produced was ceded. Standard Life decreased the quota-share portion of business ceded to 50% at September 1, 1995 and further reduced it to 25% effective April 1, 1996 to reflect the reduced need for additional capital and increase current earnings potential. This reduction was possible since the surplus strain experienced by Standard Life was not as great as originally anticipated as a result of lower than expected sales in 1995 and the increase in surplus resulting from the sale of First International. Winterthur limits dividends and other transfers by Standard Life to Standard Management or affiliated companies in certain circumstances.

     Management believes that operational cash flow of Standard Life will be sufficient to meet its anticipated needs for 1997. As of June 30, 1997, Standard Life had statutory capital and surplus for regulatory purposes of $25,546,000 compared to $22,970,000 at December 31, 1996. The increase is primarily due to the capital contribution of $2,400,000 from Standard Management in the second quarter of 1997 and an increase in admitted goodwill under statutory accounting practices in connection with the acquisition of Dixie National Life. As the life insurance and annuity business produced by Standard Life and Dixie National Life increases, Standard Life expects to continue to satisfy statutory capital and surplus requirements through statutory profits, through the continued reinsurance of a portion of its new business, and through additional capital contributions by Standard Management. During 1996, Standard Management did not make any capital contributions to Standard Life, other than the SMC Common Stock associated with the Shelby merger. Net cash flow from operations on a statutory basis of Standard Life, after payment of benefits and operating expenses, was $17,921,422 and $4,263,011 for the years ended December 31, 1996 and December 31, 1995, respectively. If the need arises for cash which is not readily available, additional liquidity could be obtained from the sale of invested assets.

     State insurance regulatory authorities impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio (the "RBC Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of SMC's insurance subsidiaries has an RBC Ratio that is at least 400% of the minimum RBC requirements; accordingly, the subsidiaries meet the RBC requirements.

     Standard Life's acquisition of Shelby Life, and merger of Shelby Life into Standard Life, effective November 1, 1996 is anticipated to have a positive effect on Standard Life's liquidity and cash flows. Shelby Life ceased writing new business effective November 1, 1996, thus reducing the surplus strain normally associated with the issuance of new policies. The anticipated profits from Shelby Life's book of business are expected to exceed the related interest expense connected with the $13,000,000 of Surplus Debentures issued by Standard Life in connection with the acquisition of Shelby Life. The statutory net income of Shelby Life was $1,660,855 for the year ended December 31, 1995 and $851,472 for the ten months ended October 31, 1996.

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

     International Operations. The consolidated balance sheet of SMC at June 30, 1997, includes a $2,081,000 credit representing the negative goodwill on the purchase of Standard Management International which will be amortized into future earnings. This amortization is a non-cash credit to SMC statements of operations.

     Standard Management International dividends are limited to its accumulated earnings without regulatory approval. Standard Management International and Premier Life (Luxembourg) were not permitted to pay dividends in 1996 and 1995 due to accumulated losses. Premier Life (Bermuda) did not pay dividends in 1996 and 1995. SMC does not anticipate any dividends from these companies in 1997.

     Due to the nature of unit-linked products issued by Standard Management International, which represent over 91% of the Standard Management International portfolio, the investment risk rests with the policyholder. Investment risk for Standard Management International exists where Standard Management International makes investment decisions with respect to the remaining traditional business and for the assets backing certain actuarial and regulatory reserves. The investments underlying these liabilities mostly represent short-term investments and fixed maturity securities. These short-term investments and fixed maturity securities are normally bought and/or disposed of only on the advice of independent consulting actuaries who perform an annual analysis comparing anticipated cash flows on the insurance portfolio with the cash flows from the fixed maturity securities. Any resulting material mismatches are then covered by adjusting the securities in the investment portfolio as appropriate.

     Proposed Acquisition of Savers Life. The acquisition of Savers Life will cost approximately $14,200,000, plus acquisition costs, of which approximately $4,000,000 is to be borrowed in cash under the Amended Credit Agreement. The balance of the purchase price will be paid in shares of SMC Common Stock. Any Performance Premium paid will increase the purchase price and will be distributed in the form of cash and SMC Common Stock. SMC anticipates that existing working capital, unused proceeds from borrowings under the Amended Credit Agreement, and management fees and dividends payable by Savers Life will be adequate to pay the cash portion of any Performance Premium as well as to cover debt service on the additional borrowings under the Amended Credit Agreement through 1998.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     Mergers, Acquisitions and Consolidations. The U.S. insurance industry has experienced an increasing number of mergers, acquisitions, consolidations and sales of certain business lines. These consolidations have been driven by a need to reduce costs of distribution and overhead and maintain business in force. Additionally, increased competition, regulatory capital requirements and technology costs have also contributed to the level of consolidation in the industry. These forces are expected to continue as is the level of industry consolidation.

     Foreign Currency Risk. Standard Management International policyholders invest in assets denominated in a wide range of currencies. Policyholders effectively bear the currency risk, if any, as these investments are matched by policyholder separate account liabilities. Therefore, their investment and currency risk is limited to premiums they have paid. Policyholders are not permitted to invest directly into options, futures and derivatives. Standard Management International could be exposed to currency fluctuations if currencies within the conventional investment portfolio or certain actuarial reserves are mismatched. The assets and liabilities of this portfolio and the reserves are continually matched by the company and at regular intervals by the independent actuary. In addition, Premier Life (Luxembourg)'s shareholders' equity is denominated in Luxembourg francs. Premier Life (Luxembourg) does not hedge its translation risk because its shareholders' equity will remain in Luxembourg francs for the forseeable future and no significant realized foreign exchange gains or losses are anticipated.

     Uncertainties Regarding Intangible Assets. Included in SMC's financial statements as of June 30, 1997 are certain assets that are valued for financial statement purposes primarily on the basis of assumptions established by SMC's management. These assets include deferred acquisition costs, present value of future profits, costs in excess of net assets acquired and organization and deferred debt issuance costs. The total value of these assets reflected in the June 30, 1997 consolidated balance sheet aggregated $44,415,000 or 7% of

SMC's assets. SMC has established procedures to periodically review the assumptions utilized to value these assets and determine the need to make any adjustments in such values in SMC's consolidated financial statements. SMC has determined that the assumptions utilized in the initial valuation of these assets are consistent with the operations of SMC as of June 30, 1997.

     Regulatory Environment. Currently, prescribed or permitted statutory accounting principles ("SAP") may vary between states and between companies. The NAIC is in the process of codifying SAP to promote standardization of methods utilized throughout the industry. Completion of this project might result in changes in statutory accounting practices for SMC's insurance subsidiaries; however, it is not expected that such changes would materially affect SMC's insurance subsidiaries' statutory capital requirements.

     Financial Services Deregulation. The United States Congress is currently considering a number of legislative proposals intended to reduce or eliminate restrictions on affiliations among financial services organizations. Proposals are extant which would allow banks to own or affiliate with insurers and securities firms. An increased presence of banks in the life insurance and annuity businesses may increase competition in these markets. The Company cannot predict the impact of these proposals on the earnings of the Company.

     Recently Issued Accounting Standards. In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." SFAS No. 128 is required to be adopted on December 31, 1997. At that time, SMC will be required to change the method currently used to compute earnings per share and to restate prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and stock warrants will be excluded. The impact is expected to result in an increase in primary earnings per share for the first six months ended June 30, 1997 and 1996 of $.01 and $.04 per share, respectively. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for these periods is not expected to be material.

     Safe Harbor Provisions. Forward-looking statements in this Proxy Statement/Prospectus are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed immediately above and under "RISK FACTORS", among the other factors that could cause actual results to differ materially are the following: economic environment, interest rate changes generally and credited rates on new business, sales volume, product development, regulatory changes, the results of financing efforts, SMC's accounting policies, competition, the reinsurance agreement with GIAC and the acquisition of Shelby Life.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning each of SMC's directors and executive officers, all of whom will continue in office after the Merger, assuming the election of all nominees for director described above:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Ronald D. Hunter.....................  45    Director, Chairman of the Board, Chief Executive Officer
                                             and President
Stephen M. Coons.....................  56    Director, Executive Vice President, General Counsel and
                                             Secretary
Raymond J. Ohlson....................  47    Director, Executive Vice President and Chief Marketing
                                             Officer
Paul B. Pheffer......................  46    Director, Executive Vice President, Chief Financial
                                             Officer and Treasurer
Edward T. Stahl......................  50    Director, Executive Vice President and Director of
                                             Corporate Development
Ramesh H. Bhat.......................  47    Director
Martial R. Knieser...................  55    Director
Robert A. Borns......................  61    Director
James C. Lanshe......................  51    Director

-------------------------

     The present principal occupation and employment background of each of the individuals named in the foregoing table is set forth under "ELECTION OF DIRECTORS." Additional information regarding the management of SMC, including executive compensation, options granted during fiscal year 1996, employment agreements, compensation of directors and related party transactions is discussed herein under "-- Executive Compensation."

DIRECTORS MEETINGS AND COMMITTEES OF SMC BOARD

     The SMC Board met six times during 1996, each time pursuant to a regularly scheduled meeting. No director attended fewer than 75% of the meetings of the Board or committees thereof on which he served. It is the primary responsibility of the SMC Board to oversee the management of the business of SMC. To assist in carrying out its responsibilities, the SMC Board has established four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Incentive Stock Option Plan Committee. The Executive Committee serves as the Nominating Committee.

                                          INCENTIVE STOCK
EXECUTIVE       AUDIT      COMPENSATION     OPTION PLAN
---------       -----      ------------   ---------------
R. Hunter*   M. Knieser*   M. Knieser*    M. Knieser*
R. Ohlson    R. Borns      R. Borns       R. Borns
E. Stahl     J. Lanshe     R. Bhat        R. Bhat

       --------------------------------
       * Chairman

     The principal function of the Executive Committee is acting for the SMC Board in the management of business when action is required between SMC Board meetings. The committee meets as necessary, and all actions by the committee are reported at the next SMC Board meeting. The Executive Committee met once during 1996.

     The Audit Committee reviews the results and scope of the audit and other services provided by SMC's independent auditors and recommends the appointment of independent auditors to the SMC Board. In addition, the committee also monitors the effectiveness of the audit effort and financial reporting and the adequacy of financial and operating controls. See "RATIFICATION OF APPOINTMENT OF SMC'S PRINCIPAL INDEPENDENT AUDITORS." The Audit Committee met once during 1996.

     The Compensation Committee approves compensation objectives and policy for all employees and is responsible for developing and making recommendations to the SMC Board with respect to SMC's executive compensation policies. In addition, the Compensation Committee determines periodically and recommends to the SMC Board the base cash compensation for the Chief Executive Officer and other executive officers of SMC. The committee reports to stockholders on executive compensation items as required by the SEC. The Compensation Committee met four times during 1996.

     The Incentive Stock Option Plan Committee has responsibility for granting stock options to eligible members of management under, and otherwise administers, the Stock Option Plan. The Incentive Stock Option Plan Committee met four times during 1996.

COMPENSATION OF DIRECTORS

     Each non-employee director of SMC receives an annual cash retainer of $10,000. Directors who are not employees of SMC receive $1,000 per SMC Board or SMC Board Committee meeting attended in person. All non-employee directors are reimbursed for expenses incurred in connection with their services as directors. Pursuant to the Stock Option Plan, each non-employee director is entitled to receive, on the date of each Annual Meeting of SMC's Stockholders, an immediately exercisable option to purchase 500 shares of SMC Common Stock at a purchase price equal to the fair market value of SMC Common Stock on the date of grant. If the Stock Option Plan Amendment is approved, the SMC Board could vary, from year to year, the number of shares subject to options granted to each non-employee director, provided that such number may not be less than 500. Each such option will be exercisable for ten years and may terminate earlier upon termination of directorship. The Stock Option Plan also provides that each non-employee director is entitled to receive an option to purchase 500 shares of SMC Common Stock upon commencement of service as a director. Officers of SMC do not receive an annual retainer, meeting fees, shares of SMC Common Stock or other compensation for service as directors of SMC or for service on Committees of the SMC Board.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     The Compensation Committee of the SMC Board approves compensation objectives and policy for all employees and is responsible for developing and making recommendations to the Board of Directors with respect to SMC's executive compensation policies. In addition, the Compensation Committee determines periodically and recommends to the SMC Board the base cash compensation for the Chief Executive Officer and other executive officers of SMC.

Executive Compensation Philosophy.

     The objectives of SMC's executive compensation program are to:

     - Support the achievement of desired Company performance.
     - Provide compensation that will attract and retain superior talent and reward performance, which is critical to both the short-term and long-term success of SMC.
     - Align the executive officers' interests with the success of SMC by placing a portion of pay at risk with payout dependent upon corporate performance.

     The executive compensation program provides an overall level of compensation opportunity believed to be competitive within the life insurance industry, as well as with a broader group of companies of comparable size and complexity. Actual compensation levels may be greater or less than average competitive levels in surveyed companies based upon annual and long-term performance of SMC as well as individual performance. The Compensation Committee uses its discretion to set executive compensation at levels warranted in its judgment by external, internal or individual circumstances.

Executive Officer Compensation Program.

     SMC's executive officer compensation program is comprised of three major components, all of which are intended to attract, retain and motivate highly effective executives.

     1. Base Salary. Base salary levels for SMC's executive officers are competitively set relative to companies in the insurance industry and other comparable companies. In determining salaries, the Committee also takes into account individual experience and performance and specific issues particular to SMC. These salaries are embodied in employment agreements negotiated with SMC's executive officers. See "-- Executive Compensation -- Employment Agreements."

     2. Cash Incentive Compensation. Cash incentive compensation is designed to motivate executives to attain short-term and long-term corporate goals. Annual cash bonuses depend upon attainment of specified business goals. The Compensation Committee's policy is to have a significant portion of an executive's total potential cash compensation tied to SMC's overall expected performance.

     3. Long-term Incentive Compensation. Long-term incentive compensation is provided to executives and other employees through the Stock Option Plan. The objectives of the Stock Option Plan are to align executive and stockholder long-term interests by creating a strong and direct link between executive pay and stockholder return, and to enable executives to develop and maintain a significant, long-term ownership position in SMC Common Stock.

     The Stock Option Plan authorizes a grant of stock options, within the total number of shares authorized, to eligible officers and other key employees. The amount of SMC Common Stock subject to any award made under the Stock Option Plan is a function of salary and position in SMC. As with the determination of base salaries and cash incentive compensation, the Incentive Stock Option Plan Committee exercises subjective judgment and discretion in view of its general policies. SMC's long-term performance ultimately determines compensation from stock options, since gains from stock option exercise are entirely dependent on the long-term growth of SMC's stock price. Awards are made at a level calculated to be competitive within the life insurance industry as well as a broader group of companies of comparable size and complexity.

     Section 162(m) of the Internal Revenue Code of 1986, as amended, disallows a public company's compensation deduction with respect to certain highly-compensated executives in excess of $1,000,000 unless certain conditions are satisfied. SMC presently believes that this provision is unlikely to become applicable in the near future to SMC because the levels of base salary and annual cash incentive compensation of SMC's executive officers are substantially less than $1,000,000 per annum. Therefore, SMC has not taken any action to adjust its compensation plans or policies in response to such Section 162(m).

Other Executive Compensation.

     SMC provides programs to the executive officers that are generally available to all employees of SMC including 401(k) plan and medical benefits.

Chief Executive Officer Compensation.

     Mr. Hunter was appointed to the position of Chairman of the Board, Chief Executive Officer and President during 1989. The compensation of Mr. Hunter is established by the terms of his employment contract, dated January 1, 1989, as amended. Under his employment contract, a portion of his cash compensation is tied directly to SMC's financial performance, because his annual cash bonus is a fixed percentage (3 percent) of SMC's annual gross operating income. During 1996, Mr. Hunter's annual base salary rate was increased from $307,800 to $316,418. Mr. Hunter's incentive bonus in 1996 was $171,996 in accordance with his employment agreement. Mr. Hunter was granted stock options with respect to 68,250 shares of SMC Common Stock. Certain options to purchase SMC Common Stock previously granted to

Mr. Hunter were cancelled and replacement options were issued to him in lieu thereof. See "-- Report on Repricing of Options" and "-- Executive Compensation -- Ten-Year Option Repricing Table."

     Martial R. Knieser, Chairman
     Ramesh H. Bhat
     Robert A. Borns

     ------------------------------
     Members of the Compensation Committee

REPORT ON REPRICING OF OPTIONS

     Effective May 1, 1996, the Incentive Stock Option Plan Committee cancelled 480,480 options that had previously been granted to certain executive officers with exercise prices ranging from $8.00 to $13.00 per share (representing the market price of the SMC Common Stock on the date such options were initially granted) and granted an identical number of new options with identical terms and vesting periods (the "Replacement Options") to those persons with an exercise price of $7.60, the book value per share of SMC Common Stock on September 30, 1995. On May 1, 1996, the last reported sale price per share of the SMC Common Stock, as reported by Nasdaq, was $4.375. The per share exercise price relating to each Replacement Option was reduced to $7.238 in connection with the 5% stock dividend effected on June 21, 1996 for holders of record of SMC Common Stock on May 17, 1996.

     The Stock Option Plan Committee took this action so that these key executive officers would have options at a price that was equal to the book value per share of SMC Common Stock but still greater than current market price. The original option grants to these individuals occurred in the period from February through November, 1993, during which time the price of SMC Common Stock was at its all-time high. The Stock Option Committee also took into consideration the fact that total assets of SMC had increased from $216,878,000 at March 31, 1993 to $426,509,000 at September 30, 1995. Since stock options were priced at or above the prevailing trading price of the SMC Common Stock on the grant date, the exercise prices of the options granted to these individuals were significantly higher than current market price of SMC Common Stock. Because the Stock Option Plan Committee believed that the relatively high-priced options would not provide the intended incentives to these individuals, the committee decided to replace those options with options that had an exercise price equal to the book value per share at September 30, 1995.

     Martial R. Knieser, Chairman
     Ramesh H. Bhat
     Robert A. Borns

     ------------------------------
     Members of the Incentive Stock Option Plan Committee

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the annual and long-term compensation paid to Mr. Hunter, Chief Executive Officer, and the four other highest-paid executive officers of SMC during fiscal year 1996 (the "Named Executive Officers"), for SMC's last three fiscal years:

                                                                          LONG TERM
                                                                         COMPENSATION
                                                                      ------------------
                                                ANNUAL COMPENSATION         AWARDS
                                                -------------------   ------------------
                                                                          NUMBER OF
                                                                          SECURITIES
                                       FISCAL                         UNDERLYING OPTIONS      ALL OTHER
    NAME AND PRINCIPAL POSITION         YEAR     SALARY    BONUS(1)       GRANTED(2)       COMPENSATION(3)
    ---------------------------        ------    ------    --------   ------------------   ---------------
                                                   $          $               #                   $
Ronald D. Hunter....................    1996    $316,418   $171,996        272,895             $28,645
  Chairman of the Board                 1995     307,800     56,118        130,200              12,867
  CEO and President                     1994     300,000   30,000..             --               8,372
Raymond J. Ohlson...................    1996     211,984     85,998        145,005              12,796
  Executive Vice President and          1995     206,210     28,059         72,450               7,795
  Chief Marketing Officer               1994     201,984     20,098             --               6,342
Stephen M. Coons....................    1996     162,481     85,998         85,260                  --
  Executive Vice President,             1995     158,055     28,059         52,500                  --
  General Counsel and Secretary         1994     154,050     15,405             --                  --
John J. Quinn.......................    1996     216,641     85,998        120,750               8,084
  Executive Vice President,             1995     210,740     28,059         72,450               5,012
  Chief Financial Officer and           1994     205,400     20,540             --               4,733
  Treasurer(4)
Edward T. Stahl.....................    1996     121,924     85,998         77,070               6,000
  Executive Vice President and          1995     118,603     33,059         52,500               3,000
  Director of Corporate Development     1994     115,598     11,560             --               2,543

-------------------------
(1) See "Report of the Compensation Committee of the Board of Directors" for a description of the incentive bonuses.

(2) All applicable share amounts have been adjusted to reflect the 5% stock dividend. Options granted in 1996 include the Replacement Options described above.

(3) Amounts reported for fiscal year 1996 was as follows: (i) matching contributions by SMC to the 401(k) plan (Mr. Hunter $6,000, Mr. Ohlson $6,000, Mr. Quinn $6,000 and Mr. Stahl $6,000); (ii) key man life insurance premiums paid by SMC (Mr. Hunter $4,090, Mr. Ohlson $2,705, and Mr. Quinn $356); (iii) disability income insurance premiums paid by SMC (Mr. Hunter $6,555, Mr. Ohlson $4,091, and Mr. Quinn $1,728); (iv) travel allowance paid by SMC (Mr. Hunter $12,000).

(4) SMC accepted Mr. Quinn's resignation as an officer and director of SMC effective as of April 15, 1997.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on stock options granted under the Stock Option Plan in 1996 to the Named Executive Officers. All options granted in 1996 were non-qualified stock options, and SMC has not issued any Stock Appreciation Rights ("SARs"). All applicable share and per share amounts have been adjusted to reflect the 5% stock dividend.

                                                    PERCENT OF TOTAL
                            NUMBER OF SECURITIES   OPTIONS GRANTED TO
                             UNDERLYING OPTIONS       EMPLOYEES IN      EXERCISE   EXPIRATION      GRANT DATE
           NAME                  GRANTED(1)           FISCAL YEAR        PRICE        DATE      PRESENT VALUE(2)
           ----             --------------------   ------------------   --------   ----------   ----------------
                                    (#)                                  ($/SH)                       ($)
Ronald D. Hunter..........         68,250                 8.90%          $4.286       1/2/06        $210,210
                                  105,000                13.69            7.238      6/16/03         211,050
                                   99,645                12.99            7.238     11/08/03         208,258
Raymond J. Ohlson.........         42,000                 5.48%          $4.286       1/2/06        $129,360
                                   26,250                 3.42            7.238       2/2/03          50,662
                                   39,375                 5.13            7.238      6/16/03          79,144
                                   37,380                 4.87            7.238     11/08/03          78,124
Stephen M. Coons..........         34,125                 4.45%          $4.286       1/2/06        $105,105
                                   26,250                 3.42            7.238      6/16/03          52,763
                                   24,885                 3.24            7.238      11/8/03          52,009
John J. Quinn.............         42,000                 5.48%          $4.286       1/2/06        $129,360
                                   78,750                10.27            7.238      6/16/03         158,288
Edward T. Stahl...........         34,125                 4.45%          $4.286       1/2/06        $105,105
                                   22,050                 2.87            7.238      6/16/03          44,321
                                   20,895                 2.72            7.238      11/8/03          43,671

-------------------------
(1) The options with an exercise price of $4.286 per share were exercisable with respect to the first third of the aggregate number of shares subject thereto on their grant date (January 2, 1996); became exercisable with respect to the second third of the aggregate number of shares subject thereto on January 2, 1997 and will become exercisable with respect to all the remaining shares subject thereto on January 2, 1998. The options with an exercise price of $7.238 per share are Replacement Options and were exercisable in full on their grant date (May 1, 1996).

(2) In accordance with SEC rules, these values were established using the Black-Scholes stock option valuation model that was adapted for use in valuing executive stock options. Assumptions used to calculate the Grant Date Present Value were: stock price volatility .4980 and interest rate 5.88%. The valuation model was not adjusted for non-transferability, risk of forfeiture or the vesting restrictions of the options. SMC does not believe that the Black-Scholes model, whether modified or not modified, or any other valuation model, is a reliable method of computing the present value of SMC's employee stock options. The value ultimately realized, if any, will depend on the amount that the market price of the stock exceeds the exercise price on the date of exercise.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

     No stock options were exercised by Named Executive Officers during fiscal year 1996. The following table sets forth information with respect to Named Executive Officers concerning unexercised options held as of the end of fiscal year 1996. SMC has not issued any SARs.

                                                 NUMBER OF SECURITIES                  VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED                     IN-THE-MONEY
                                                 OPTIONS AT FY-END(#)                  OPTIONS AT FY-END($)
                                            -------------------------------       -------------------------------
                  NAME                      EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
                  ----                      -----------       -------------       -----------       -------------
Ronald D. Hunter........................    314,195..         88,900...           13$,400...           $26,800
Raymond J. Ohlson.......................    165,305..         52,150...           8,250....             16,500
Stephen M. Coons........................    97,510...         40,250...           6,700....             13,400
John J. Quinn...........................    141,050..         52,150...           8,250....             16,500
Edward T. Stahl.........................    89,320...         40,250...           6,700....             13,400

EMPLOYMENT AGREEMENTS

     SMC has employment agreements with Messrs. Hunter, Ohlson, Coons, Quinn and Stahl, which agreements provide that, if their employment is terminated due to certain acts, for a period of one year thereafter, each shall not (i) sell or attempt to sell, within Indiana, any type of products marketed by SMC, (ii) sell or attempt to sell any types of products marketed by SMC to any customer of SMC and (iii) within Indiana, own, be employed by, or be connected in any manner with any business similar to the type of business of SMC. Messrs. Hunter, Ohlson, Coons, Quinn and Stahl also agree that during the employment term and for a period of six months thereafter, each will assign to SMC or its nominees all of his right, title and interest in and to all technical information that each makes, develops or conceives.

     Mr. Hunter's employment agreement terminates on January 1, 1998. His salary under his employment agreement for 1996 was $316,418 per year and is increased each year by the percent change of the Consumer Price Index ("CPI"). In addition, Mr. Hunter receives a bonus equal to 3% of the annual gross operating income of SMC, but not less than 10% of his annual salary. Following a termination of his employment with SMC in the event of a change-in-control, Mr. Hunter will also be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of SMC Common Stock subject to unexercised stock options previously granted by SMC and held by Mr. Hunter on the date of termination, whether or not such options are then exercisable, and the highest per share fair market value of the SMC Common Stock on any day during the six-month period ending on the date of termination. Upon payment of such amount, such unexercised stock options will be deemed to be surrendered and canceled. In the event of a change-in-control of SMC whereby Mr. Hunter's employment is terminated, Mr. Hunter is entitled to a lump sum payment equal to his average annual compensation times 299%.

     Mr. Ohlson's employment agreement terminates on June 16, 1998. His salary under his employment agreement for 1996 was $211,984 per year, and is increased each year by the percent change of the CPI. In addition, Mr. Ohlson receives a bonus equal to 1 1/2% of the annual gross operating income of SMC but not less than 10% of his annual salary. Following a termination of his employment with SMC in the event of a change-in-control, Mr. Ohlson will also be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of SMC Common Stock subject to unexercised stock options previously granted by SMC and held by Mr. Ohlson on the date of termination, whether or not such options are then exercisable, and the highest per share fair market value of the SMC Common Stock on any day during the six month period ending on the date of termination. Upon payment of such amount, such unexercised stock options will be deemed to be surrendered and canceled. In the event of a change-in-control of SMC whereby Mr. Ohlson's employment is terminated, Mr. Ohlson is entitled to a lump sum payment equal to his average annual compensation times 299%.

     Mr. Coons' employment agreement terminates on March 1, 1998. His salary under his employment agreement for 1996 was $162,481 per year, and is increased each year by the percent change of the CPI. In addition, Mr. Coons receives a bonus equal to 1 1/2% of the annual gross operating income of SMC but not less than 10% of his annual salary. Following a termination of his employment with SMC in the event of a change-in-control, Mr. Coons will also be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of SMC Common Stock subject to unexercised stock options previously granted by SMC and held by Mr. Coons on the date of termination, whether or not such options are then exercisable, and the highest per share fair market value of the SMC Common Stock on any day during the six month period ending on the date of termination. Upon payment of such amount, such unexercised stock options will be deemed to be surrendered and canceled. In the event of a change-in-control of SMC whereby Mr. Coons' employment is terminated, Mr. Coons is entitled to a lump sum payment equal to his average annual compensation times 299%.

     Mr. Quinn was appointed as the Indiana Commissioner of Insurance in February 1997. In connection with that appointment he resigned as an officer and director of SMC effective as of April 15, 1997. He subsequently declined such appointment. On June 19, 1997, Mr. Quinn commenced an action in the Superior Court of Marion County, Indiana, against SMC. Mr. Quinn's employment agreement contained a provision to the effect that, following a termination of his employment with SMC under certain circumstances, Mr. Quinn would be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of SMC Common Stock subject to unexercised stock options previously granted by SMC to Mr. Quinn on the date of termination, whether or not such options were then exercisable, by the highest per share fair market value of the SMC Common Stock on any day during the six-month period ending on the date of termination. Upon payment of such amount, such unexercised stock options would be deemed to have been surrendered and canceled. Mr. Quinn further claims that his employment agreement contained an additional provision that he would be entitled to receive a lump sum payment equal to two years of annual salary, following termination of employment. Mr. Quinn has asserted to SMC that he is entitled to a lump sum termination payment of $1,654,000, and liquidated damages not exceeding $3,308,000, by virtue of his voluntarily leaving SMC's employment.

     SMC disputes Mr. Quinn's claims. Outside counsel is in the process of investigating and responding to Mr. Quinn's claim. The ultimate outcome of the action can not presently be determined. Accordingly, no provision for any liability that may result has been made in the financial statements. Management believes that the conclusion of such litigation will not have a material adverse effect on SMC's consolidated financial condition.

     Mr. Stahl's employment agreement terminates on January 1, 1998. His salary under this employment agreement for 1996 was $121,924 and is increased each year by the percent change of the CPI. In addition, Mr. Stahl receives a bonus equal to 1 1/2% of the annual gross operating income of SMC, but not less than 10% of his annual salary. Following a termination of his employment with SMC in the event of a change-in-control, Mr. Stahl will also be entitled to receive a lump sum payment equal to the amount determined by multiplying the number of shares of SMC Common Stock subject to unexercised stock options previously granted by SMC and held by Mr. Stahl on the date of termination, whether or not such options are then exercisable, and the highest per share fair market value of the SMC Common Stock on any day during the six month period ending on the date of termination. Upon payment of such amount, such unexercised stock options will be deemed to be surrendered and canceled. In the event of a change-in-control of SMC whereby Mr. Stahl's employment is terminated, Mr. Stahl is entitled to a lump sum payment equal to his average annual compensation times 299%.

TEN-YEAR OPTION REPRICING TABLE

     The following table sets forth certain information concerning the repricing of stock options held by any executive officer during the three completed fiscal years since SMC became a reporting company under the Exchange Act. SMC has not issued any SARs.

                                                                                                      LENGTH OF
                                                                                                       ORIGINAL
                                              NUMBER OF        MARKET                                   OPTION
                                              SECURITIES      PRICE OF       EXERCISE                    TERM
                                              UNDERLYING      STOCK AT       PRICE AT                 REMAINING
                                             OPTIONS/SARS     TIME OF        TIME OF        NEW       AT DATE OR
                                             REPRICED OR    REPRICING OR   REPRICING OR   EXERCISE   REPRICING OR
   NAME AND PRINCIPAL POSITION      DATE       AMENDED       AMENDMENT      AMENDMENT      PRICE      AMENDMENT
   ---------------------------      ----     ------------   ------------   ------------   --------   ------------
                                                 (#)            ($)            ($)          ($)
Ronald D. Hunter.................   5/1/96     105,000         $4.375         $ 9.41       $7.238     86 months
  Chairman of the Board CEO and                 99,645          4.375           7.62        7.238     91 months
    President
Raymond J. Ohlson................   5/1/96      26,250         $4.375         $12.38       $7.238     82 months
  Executive Vice President and                  39,375          4.375           9.41        7.238     86 months
  Chief Marketing Officer                       37,380          4.375           7.62        7.238     91 months
Stephen M. Coons.................   5/1/96      26,250         $4.375         $ 9.41       $7.238     86 months
  Executive Vice President,                     24,885          4.375           7.62        7.238     91 months
    General Counsel and Secretary
John J. Quinn....................   5/1/96      78,750         $4.375         $ 8.46       $7.238     86 months
  Executive Vice President and
    Chief Financial Officer
Edward T. Stahl..................   5/1/96      22,050         $4.375         $ 9.41       $7.238     86 months
  Executive Vice President and                  20,895          4.375           7.62        7.238     91 months
  Director of Corporate
    Development

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Dr. Bhat, a member of the Compensation Committee, was a consultant to SMC regarding stockholder communications. Pursuant to the terms of a consulting agreement entered into November 29, 1993, SMC agreed to pay Dr. Bhat $30,000, $35,000 and $40,000 during the first, second and third year of the agreement, respectively, plus travel expenses. The consulting agreement terminated November 30, 1996. In July 1994, SMC made two loans to Dr. Bhat in the amounts of $100,000 and $80,000 at an annual interest rate of prime plus 1%. Both notes were repaid in 1996.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The following table sets forth certain information regarding the beneficial ownership of SMC Common Stock; (i) by each stockholder known by SMC to own beneficially more than five percent (5%) of the outstanding SMC Common Stock;
(ii) by each of SMC's directors and director nominees; (iii) by each of SMC's Named Executive Officers and (iv) by all directors and Named Executive Officers of SMC as a group. All amounts have been adjusted for the 5% stock dividend. This information is as of June 30, 1997 based upon Schedules 13-G filed with the SEC.

                                                           NUMBER OF SHARES            PERCENT OF TOTAL
              NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)       OUTSTANDING SHARES(2)
              ------------------------                   ---------------------       ---------------------
Ronald D. Hunter.....................................            835,263(3)                  15.91%
  9100 Keystone Crossing
  Indianapolis, Indiana 46240
Ramesh H. Bhat.......................................            335,353(4)                   6.86
  9100 Keystone Crossing
  Indianapolis, Indiana 46240
Martial R. Knieser...................................            286,955(5)                   5.89
  9100 Keystone Crossing
  Indianapolis, Indiana 46240
Raymond J. Ohlson....................................            226,767                      4.47
John J. Quinn........................................            205,467(6)                   4.07
Edward T. Stahl......................................            152,122                      3.12
Stephen M. Coons.....................................            147,969(7)                   2.96
Robert A. Borns......................................             30,500                        --*
Paul B. Pheffer......................................             25,000                        --*
James C. Lanshe......................................              6,013                        --*
Great American Reserve Insurance Company.............            760,670(8)(11)              13.51
  11815 N. Pennsylvania Street
  Carmel, Indiana 46032
Capitol American Life Insurance Company..............            631,360(9)(11)              11.48
  11815 N. Pennsylvania Street
  Carmel, Indiana 46032
Transport Life Insurance Company.....................            348,008(10)(11)              6.67
  11815 N. Pennsylvania Street
  Carmel, Indiana 46032
All directors, director nominees and Named Executive
  Officers as a group (nine persons).................          2,251,409                     37.98

-------------------------
 *  Less than one percent

(1) Except as otherwise noted below, each person named in the table possesses sole voting and sole investment power with respect to all shares of SMC Common Stock listed in the table as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding options or warrants that are exercisable within 60 days of June 30, 1997 as follows: Mr. Hunter - 380,345, Dr. Bhat - 20,179, Dr. Knieser - 2,600, Mr. Ohlson - 203,455, Mr. Quinn - 179,200, Mr. Stahl - 118,195, Mr. Coons - 126,385, Mr. Borns - 500, Mr. Pheffer - 25,000, Mr.
    Lanshe - 2,075, directors, director nominees and Named Executive Officers as a group - 1,057,934.

 (2) Percentage of total outstanding shares is calculated separately for each person on the basis of the actual number of outstanding shares as of June 30, 1997 and assumes, for purposes of the calculation, that shares issuable upon exercise of options or warrants exercisable and securities convertible within 60 days held by such person (but no other stockholders) had been issued as of such date. Percentages less than 1% are not indicated.

 (3) Includes 336 shares beneficially owned by Mr. Hunter's minor child, as to which Mr. Hunter disclaims beneficial ownership. Includes 250,000 shares held by Mr. Hunter who is named as a voting trustee under a Voting Trust created pursuant to the terms of the Stock Purchase Agreement dated as of July 18, 1996 by and between SMC and DLAC. Under the terms of the voting trust, the trustees hold and vote the SMC Common Stock held in the trust and share voting power with respect to such shares. Mr. Hunter disclaims beneficial ownership of these shares.

 (4) Includes 43,260 shares beneficially owned by Dr. Bhat's spouse and minor children, as to which shares Dr. Bhat disclaims beneficial ownership.

 (5) Includes 8,043 shares beneficially owned by Dr. Knieser's spouse and children, as to which shares Dr. Knieser disclaims beneficial ownership.

 (6) Includes 525 shares beneficially owned by Mr. Quinn's minor child, as to which shares Mr. Quinn disclaims beneficial ownership.

 (7) Includes 2,100 shares beneficially owned by Mr. Coons' child, as to which shares Mr. Coons disclaims beneficial ownership.

 (8) Includes 760,670 shares issuable upon conversion of $4,371,573 Convertible Note, which is convertible at any time.

 (9) Includes 631,360 shares issuable upon conversion of $3,628,427 Convertible Note, which is convertible at any time.

(10) Includes 348,008 shares issuable upon conversion of $2,000,000 Convertible Note, which is convertible at any time.

(11) Great American Reserve Insurance Company, Capitol American Life Insurance Company and Transport Life Insurance Company ("Conseco Group") are all entities beneficially owned by Conseco, Inc. All of the shares, when issued, will be subject to a Voting Trust Agreement by and among the Conseco Group, SMC, and two voting trustees appointed by SMC and the Conseco Group. It is anticipated that Mr. Hunter will be the SMC Trustee.

                            STOCK PERFORMANCE GRAPH

     The following performance graph reflects a four-year comparison of cumulative total stockholder return for SMC Common Stock, the Center for Research in Security Prices ("CRSP") prepared Total Return Index for The NASDAQ Stock Market (U.S.) and CRSP index with respect to the performance of the insurance companies comprising the Nasdaq Insurance Stocks(1). The graph is constructed on the assumption that $100 was invested on January 29, 1993 (SMC registered under Section 12 of the Exchange Act on February 2, 1993), in each of SMC's Common Stock, the CRSP Total Return Index, and the CRSP Nasdaq Insurance Stock Index.

        MEASUREMENT PERIOD                 SMC           NASDAQ STOCK     NASDAQ INSURANCE
      (FISCAL YEAR COVERED)                                 MARKET             STOCKS
1/29/93                                           100                100                100
12/31/93                                           55                112                103
12/31/94                                           24                109                 97
12/31/95                                           35                154                138
12/31/96                                           38                190                157

-------------------------
(1) The NASDAQ Insurance Stock Index is comprised of 91 insurance companies selected by CRSP.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The SMC Charter and Bylaws provide for indemnification of its officers and directors to the maximum extent permitted under the IBCL. In addition, SMC has entered into separate indemnification agreements with some of its directors which may require SMC, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under the IBCL.

     In December 1994, SMC consolidated two loans made to Mr. Hunter, Chairman of the Board of SMC, in the amount of $325,000 with an annual interest rate of 6.5%, repayable at $2,000 per month (principal and interest) with a final payment due on December 31, 1996. This loan was refinanced December 29, 1995 and again at December 31, 1996, at an annual interest rate of 5%, payable at $1,000 per month, with additional annual payments ranging from $50,000 to $84,000 through December 31, 2001. The outstanding principal balance was $338,000 at December 31, 1996.

     In April 1994, SMC made a loan to Mr. Coons in the amount of $70,000, due May 1, 1995, at an annual interest rate of 7%. This loan was renewed May 1995 and was due in two installments of $40,000 on May 1,

1996 and $30,000 on August 1, 1997. This note was repaid in 1996, with SMC becoming a guarantor supporting a $70,000 loan to Mr. Coons on June 25, 1996. The guaranty will be effective until the earlier of repayment of the loan or June 25, 1999.

     Mr. Ohlson, President of Standard Life and Standard Marketing, was the sole owner of Ohlson & Associates, an independent insurance marketing organization. On April 1, 1994, the assets of Ohlson & Associates were sold to Standard Marketing for $174,000, payable on an installment basis over a four year period.

     SMC entered into a covenant not to compete agreement with Keith Settle, former Chief Operations Officer of SMC, on February 12, 1997, effective July 1, 1996. In accordance with the covenant not to compete agreement, Mr. Settle (i) received a lump sum payment of $150,000 on February 19, 1997, (ii) will receive a lump sum payment of $125,000 on each of July 1, 1997 and July 1, 1998 and a lump sum payment of $100,000 on July 1, 1999, and (iii) will retain his non-qualified stock options to purchase 75,000 and 69,000 shares of SMC Common Stock at $8.25 and $5.50 per share, respectively, until July 1, 1999. The covenant not to compete agreement also contains provisions which prohibit Mr. Settle from (i) competing with SMC's business in the counties contiguous to Marion County, Indiana, (ii) competing with SMC and soliciting customers of SMC to purchase competitive products, (iii) soliciting employees of SMC to terminate their employment with SMC and (iv) disclosing confidential and proprietary information of SMC.

                  ADDITIONAL INFORMATION REGARDING SAVERS LIFE

                            DESCRIPTION OF BUSINESS

INTRODUCTION

     Savers Life is a domestic stock insurance company domiciled in the state of North Carolina with licenses to sell insurance products in the states of North Carolina, South Carolina, Virginia and Florida. Savers Life was founded in 1980 and began selling annuities in 1981. Savers Life historically has offered Medicare supplement health insurance policies, major medical health insurance policies, term and whole life insurance policies, single premium deferred annuities and immediate annuities. Savers Life sells its insurance products to individual customers through an extensive independent broker network. Savers Life also sells products of other insurance companies through its independent broker network and receives fee income for this effort. The primary products of other insurance carriers sold by Savers Life are annuities and Health Maintenance Organization ("HMO") products. Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World has assumed, through coinsurance effective July 1, 1997, 100% of the product line subject to certain risk sharing arrangements. See "RISK FACTORS -- Reinsurance of Major Medical Product Line" and "ADDITIONAL INFORMATION REGARDING SAVERS LIFE -- Description of Business -- Products". During the first six months of 1997, the Savers Life major medical product line experienced a pre-tax loss of $3,851,000. See "SMC Selected Unaudited Pro Forma Combined Financial Data". This transaction is expected to close on or about October 1, 1997 and is subject to normal closing conditions. At June 30, 1997, Savers Life's statutory assets were $75,532,465 and the aggregate of its statutory capital, surplus, AVR and IMR was $9,187,057. The ratio of Savers Life's statutory capital, surplus, AVR and IMR to its total statutory assets was 12.2% at June 30, 1997. Savers Life is not rated by A.M. Best.

MARKETING

     Savers Life initially sold only annuity products through its affiliations with a network of North Carolina-based Savings and Loan institutions. In the late 1980s, the Savings and Loan industry experienced financial crises which led to a large number of mergers in that industry. Savers Life's distribution network among the Savings and Loan institutions was threatened by this merger boom, so Savers Life redirected its marketing efforts, gradually building up a network of independent brokers. Savers Life currently has approximately 4,000 active brokers. Savers Life is not dependent on any one broker or agency for any substantial amount of its business.

     Savers Life employs three Regional Managers, who are responsible for personally initiating and maintaining direct communications with every broker appointed by Savers Life. The Regional Managers are responsible for the recruitment and training of all new brokers. Each broker operates independently of Savers Life and is responsible for all of his or her expenses. Savers Life does not have exclusive agreements with its brokers, and management believes most of these brokers sell products similar to those sold by Savers Life for other insurance companies. Factors that help the broker determine which product to sell are premium rates, commission rates and home office service and administration. Sales could decline if Savers Life's products were to become relatively less competitive.

     Savers Life compensates its brokers on Medicare supplement and life policies weekly upon receipt of premium revenues. For annuities, the brokers are compensated monthly upon receipt of premium revenues. For the products of other contracted insurance carriers that the brokers sell, Savers Life compensates the brokers monthly for premiums received in the previous month. The contracted insurance carriers remit commissions and fee income to Savers Life directly in order that Savers Life can pay its brokers directly.

PRODUCTS

     Savers Life issues and markets Medicare supplement health policies, term and whole life policies, single premium deferred annuities and single premium immediate annuities. Prior to July 1, 1997, Savers Life wrote association group major medical health insurance policies. The following table illustrates the gross premiums received from each policy type on a statutory basis for the six months ended June 30, 1997 as well as for the years ended December 31, 1996, 1995 and 1994:

                                   SIX MONTHS                     YEARS ENDED DECEMBER 31,
                                      ENDED          ---------------------------------------------------
                                  JUNE 30, 1997          1996               1995               1994
                                  -------------      -------------      -------------      -------------
                                  AMOUNT     %       AMOUNT     %       AMOUNT     %       AMOUNT     %
                                  ------     -       ------     -       ------     -       ------     -
                                                          (DOLLARS IN THOUSANDS)
Medicare Supplement.............  $14,037    60%     $28,079    56%     $27,163    52%     $24,010    49%
Major Medical...................    8,039    35       19,812    39       22,843    44       21,195    44
Life............................      445     2        1,025     2        1,104     2        1,104     2
Annuities.......................      683     3        1,667     3          959     2        2,213     5
                                  -------   ---      -------   ---      -------   ---      -------   ---
     Total......................  $23,204   100%     $50,583   100%     $52,069   100%     $48,522   100%
                                  =======   ===      =======   ===      =======   ===      =======   ===

     In late 1992, Savers Life management concluded that the life insurance business was unlikely to grow as fast as the health insurance business. At that time, Savers Life shifted its focus more towards the health insurance arena and added a product line to its portfolio of products. That product was an association group major medical health policy. Savers Life entered into a brokerage agreement with an agency called American Health Underwriters ("AHU") to sell the major medical product. This relationship allowed Savers Life to penetrate this market more quickly than would otherwise have been possible since AHU had experience with this type of product. AHU had no brokers in the southeastern United States at that time, so its efforts were directed at recruiting new brokers in North Carolina, South Carolina and Virginia. Within a year, AHU was selling the Savers Life major medical product in these three states.

     Sales of major medical products grew rapidly in 1993 and 1994. Because of this rapid growth of health insurance revenues, Savers Life began to experience surplus strain. These problems were particularly severe in Florida, which requires insurance companies to maintain one dollar of capital and surplus for every four dollars of annual life and health premium revenues. Savers Life failed this test based upon 1994 premium revenues. Accordingly, in 1995, Savers Life voluntarily stopped writing new business in Florida. Since that time, the North Carolina and South Carolina departments of insurance have been closely monitoring Savers Life's capital and surplus. In response to this situation, Savers Life took certain other actions which had the effect of restricting sales of the major medical product, including changing its commission structure and limiting its recruitment of new brokers. Statutory premiums written in 1996 were $72,268, $26,089,541 and $15,665,524 in Florida, North Carolina and South Carolina, respectively. Statutory premiums written for the six months ended June 30, 1997 were $24,862, $11,414,979 and $7,360,866 in Florida, North
Carolina and South Carolina, respectively.

     Also in 1995, Savers Life began experiencing lack of profitability in its major medical product line. The profitability of this product line depends almost entirely on the management of claims expense in relation to premiums collected. Under the current expense structure of Savers Life, claims divided by earned premiums ("loss ratio") should be at or near 70%. The loss ratio does not include all other expenses, such as commission expenses, general expenses and insurance taxes, licenses and fees which are taken into account in calculating net income, nor does it include certain cash policy acquisition costs which are deferred and amortized over future periods. In 1995, Savers Life's loss ratio for major medical was approximately 84% resulting in a 1995 pre-tax loss of approximately $2,899,000. This loss was partly the result of the under-estimation of claim liability of $1,950,811 at December 31, 1994. This experience continued into 1996, producing a pre-tax loss for the year ended December 31, 1996 of $2,387,112, as a result of a major medical loss ratio of 80.4%. For the six months ended June 30, 1997, the loss ratio for this product line was 95%, resulting in a pre-tax loss of $3,851,000. In May of 1996, Savers Life took several steps to improve the profitability of the major medical product. A premium rate increase was implemented in May of 1996 for all plans issued prior to May of 1995. Because the vast majority of these policies are monthly premium payment policies, the impact of this premium rate increase was immediate for this product line. In addition, the benefits offered for prescription drugs were significantly changed, reducing the annual maximum payouts and increasing the co-payment amount each insured must pay. Savers Life also entered into a preferred provider organization contract in order to receive discounts from hospitals and doctors, as well as a contract with a managed health care company under which the company will provide programs such as utilization review and pre-certification for hospital admissions. Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. Savers Life has agreed to share in the claims experience of this product line for the period from July 1, 1997 through the end of 1997 to the extent that the loss ratio for such period does not equal 75%. The loss ratio is calculated by dividing incurred claims by earned premiums. If the loss ratio for the period is greater than 75%, Savers Life will be required to reimburse World in cash for 50% of the amount by which the actual loss ratio exceeds 75%. If the loss ratio for the period is less than 75%, World will be required to reimburse Savers Life in cash for 50% of the amount by which the actual loss ratio is less than 75%. Savers Life will be paid $50,000 per month by World to administer this block of business between July 1, 1997 and the closing date. As a result of the agreement with World, Savers Life wrote off all remaining deferred acquisition costs associated with the major medical product line, resulting in a $1,752,000 charge against income in the second quarter of 1997. At the closing date, Savers Life will transfer cash of $4,547,000 and liabilities of $4,511,000 to World.

     Savers Life has offered its Medicare supplement product since the mid-1980's. In recent years, this business has expanded, partly as a result of legislative changes that made it less difficult for Savers Life to compete in this area. In 1996, Savers Life experienced unusually high claims expense in its Medicare supplement product line, producing a pre-tax loss of $1,651,000 and a loss ratio of 80% for the year ended December 31, 1996. Historically, the loss ratio for this line of business had been at or near 65%. This increased claims expense in 1996 was partly the result of the accumulation of claims in late 1995 due to pending changes with certain preferred provider organizations. When these claims were ultimately processed for payment in 1996, the actual expense exceeded the reserve, thereby requiring an additional charge. Savers Life intends to institute a rate increase in June 1997. Savers Life believes that the current reserves applicable to the Medicare supplement product line are adequate. For the six months ended June 30, 1997, the Medicare supplement product line recorded a pre-tax loss of approximately $102,000 with a loss ratio of 79%.

     Annuities have been a part of Savers Life's traditional offering of products. The profitability of annuity products depends to a significant degree on the maintenance of profit margins between investment results from invested assets and interest credited on annuity products. During 1996, such margins continued to be positive.

There has been an increase over the past ten years of annuity companies that are focusing on the institutional and the broker marketplaces. This increase in competition, coupled with the consolidations in the banking industry, has had a negative impact on margins. Increased competition typically requires higher credited rates and commission loads. In response to these changes, Savers Life developed a marketing relationship with Keyport Life Insurance Company ("Keyport"), a Rhode Island-based seller of annuities. The profitability of the Keyport annuities depends upon the difference between the commission received and the marketing expenses that are associated with this type of product. During 1996 and the first six months of 1997, these margins also continued to be positive.

     SAVERS LIFE PRODUCTS. Medicare Supplement Insurance. Medicare supplement insurance is designed to help Medicare recipients with the portion of their medical expenses that Medicare does not cover. This product is regulated by the federal government. Each insurance company's products are identical in benefits covered. Medicare supplement plans are identified by the letters A through J. Savers Life sells plans A through G. Each plan has different benefits to the insured as well as different premium levels. Medicare supplement plans are available to anyone who is eligible for Medicare Part B and within the ages of 65 and 85 at date of issue. At the time a person initially becomes eligible for Medicare Part B ("open enrollment period"), Savers Life must offer a Medicare supplement policy to that person regardless of potential health problems of the person. If a person requests insurance coverage after the open enrollment period, Savers Life is allowed to underwrite the policy and determine insurability based on the health of the individual. Savers Life has a combination of products in its in-force block of Medicare supplement business, including pre-standardization plans and standardized plans A through G. Premiums on all of these policies can be increased only with regulatory approval in the states in which the policies were written. With the exception of South Carolina, premium rate increases can occur no more frequently than annually. South Carolina allows premium rate increases semiannually after the first policy anniversary.

     Major Medical Policies. Prior to July 1, 1997, Savers Life offered major medical policies under an association group major medical health insurance plan. All policyholders who purchase this plan were required belong to an association known as the National Consumers Alliance ("NCA"). The NCA is an independent organization established for the purpose of providing various benefits to its members such as insurance, purchase discounts and travel benefits. Eligibility to participate in Savers Life's major medical plan is a benefit of membership in the NCA. In connection with its collection of premiums Savers Life also collects NCA dues and, for that service, Savers Life is paid a fee. All of the major medical policies are individual or family policies. No employer group policies are issued under this plan. Savers Life began selling this policy in October 1992. The Savers Life major medical health insurance plan is a typical indemnity type plan whereby the insured can choose the deductible amount and the insurance percentage of coverage needed. Premiums are calculated based on the amount of the deductible and the percentage of covered health benefits that the insured chooses. This policy also provides a prescription drug benefit. Premiums can be increased on this product every six months after the first year of coverage without regulatory approval. In May 1996, several changes were made in the premiums and benefits of this product. First, Savers Life implemented a premium rate increase on all plans issued prior to May 1995. Secondly, Savers Life significantly changed the benefits offered for prescription drugs, reducing the annual maximum payouts and increasing the copayment amount each insured must pay. Savers Life also entered into a Preferred Provider Organization contract in order to receive discounts from hospitals and doctors. Savers Life also entered into a contract with a managed health care company, whereby the company will provide such programs as utilization review and pre-certification for hospital admissions. All of these changes were introduced in an effort to reduce the rising claims costs Savers Life had been experiencing in the product over the last two years. Savers Life reinsures a portion of the risk on these policies. Before September 1, 1996, all claims expenses over $75,000 per incident were reinsured at a cost of 4.5% of premiums. Effective September 1, 1996, all claims expenses over $100,000 per incident were reinsured at a cost of 4.7% of premiums.

     Whole Life Insurance. Savers Life offers two whole life policies, both of which are non-participating. One policy is a guaranteed issue product offered in face amounts up to $10,000. This product is offered to anyone between the ages of 50 and 84 and has level premiums. If death occurs during the first three years of this policy, the only payout on the policy is a return of all premiums paid plus interest. After the third anniversary of the policy, the full face amount is paid to the beneficiary. In the case of accidental death, a separate payout of double the face amount is paid to the beneficiary. The second whole life policy offered by Savers Life is offered in face amounts up to $25,000 for issue ages 0 through 80. The maximum amount available to those over 65 at the time of issue is $10,000. Underwriting is performed on the policy applications from health questions the potential insured must answer. This policy offers full coverage from date of issue and has level premiums.

     Term Insurance. Savers Life offers two term life insurance products. One product offers coverage up to issue age 65 with minimum face amounts of $50,000 for those under 45 and $25,000 minimum for those older than 45. The premiums on this product increase every ten years. This product is reinsured, with Savers Life keeping the first $20,000 of face amount and the reinsurer accepting all over $20,000. The second product offers coverage up to issue age 80. The minimum face amount for this product is $50,000. The premiums on this product increase every year at the anniversary date. Savers Life keeps the first $10,000 and the reinsurer accepts all risk over $10,000.

     Single Premium Deferred Annuities. Savers Life offers a tax deferred single premium annuity product. A minimum deposit of $2,500 is required to purchase this product. Additional deposits can be made into these annuities. The interest rate on these products is tied to the 26-week Treasury Bill rate and changes every 120 days. While this product line has declined in both premium volumes and management focus, this line had approximately $42,867,000 in accumulated value at June 30, 1997.

     Single Premium Immediate Annuities. Savers Life offers a single premium immediate annuity, whereby an annuitant purchases an immediate annuity with a lump sum payment to Savers Life and Savers Life begins a payout stream shortly thereafter consisting of principal and interest. The interest rate on these annuities is based on Savers Life's investment portfolio earnings rate at the date of purchase of the annuity. The average interest rate on this group of annuities at June 30, 1997 was 6.6%. A beneficiary is designated to receive the remaining balance, if any exists, upon death of the annuitant. The reserve recorded on this block of annuities was approximately $1,582,000 at June 30, 1997.

     Payout Annuities. Savers Life has a block of annuities in payout status. These are single premium deferred annuities which have annuitized and the annuitant has requested monthly principal and interest payments. A beneficiary is designated to receive the remaining balance, if any exists, upon death of the annuitant. A reserve of approximately $1,488,000 was recorded on this block at June 30, 1997.

     Annuity Payouts With Life Contingencies. Savers Life has a block of annuities in payout status which have life contingencies. These policies provide a monthly payment to the annuitant as long as he or she lives. After a specified period of time, if the annuitant dies, the payments cease. A reserve of approximately $1,109,000 was recorded on this block at June 30, 1997.

     PRODUCTS OF OTHER COMPANIES. In addition to sales of its own products, Savers Life markets products of other companies, and for this effort, receives fee income.

     Keyport Annuities. Savers Life sells annuities on behalf of Keyport through its broker network. Savers Life sells Keyport fixed annuity products that, due to their relatively high rate of interest, are very popular with Savers Life's customer base. Savers Life remits the premiums collected to Keyport and is compensated through commission agreements. Accumulated values which Savers Life brokers have sold on Keyport's behalf total approximately $155,000,000. A portion of this fund value, approximately $26,000,000, is subject to renewal fees paid to Savers Life from Keyport.

     QualChoice of North Carolina Product. Savers Life entered into a two-year marketing and administrative contract with QualChoice of North Carolina ("QualChoice") in 1996 whereby Savers Life is the distribution system for the small group product offered by QualChoice. QualChoice is an HMO in a twenty-county area in the northwestern part of North Carolina offering HMO insurance coverage to both large and small groups. Small group coverage is defined as any group of employees from one to fifty. Savers Life is compensated for this effort with a marketing fee, administrative fee and commission reimbursement for its brokers.

OPERATIONS

     Savers Life strives to achieve low expense levels while maintaining a reasonable level of service to its policyholders and brokers. Savers Life's principal administrative departments are accounting, Medicare administration, major medical administration, annuity administration and data processing. The accounting department is responsible for financial reporting, premium billing and collection and the payment of all expenses other than claims. Medicare administration is responsible for life and Medicare policy underwriting, policy issue for life and Medicare products, customer service of life and Medicare products and life and Medicare claims payments. Major medical administration is responsible for major medical policy underwriting, policy issue, customer service and major medical claims payments. This function is being performed for World for a charge of $50,000 per month which will cease at the closing of the World transaction. See "RISK FACTORS -- Reinsurance of Major Medical Product Line" and "ADDITIONAL INFORMATION REGARDING SAVERS LIFE -- Description of Business -- Products." Data processing is responsible for maintaining data processing systems for the life, annuity and Medicare products as well as the accounting system for those products. The major medical system used by Savers Life is through Policy Management Systems Corporation ("PMSC") in Columbia, South Carolina. The life and health insurance support staff of PMSC is located in Dallas, Texas. The information from PMSC's system is manually merged into the Savers Life accounting system.

INVESTMENTS

     Investment activities are an integral part of Savers Life's business. Although the majority of Savers Life's revenues are contributed from the health insurance product lines, the majority of the assets are used to support the annuity product line. Profitability is significantly affected by spreads between rates credited on insurance liabilities and interest yield on invested assets. All credited rates on single premium deferred annuities change every 120 days and are tied to the 26-week U.S. Treasury Bill rate. For the six months ended June 30, 1997, the average interest rate credited on Savers Life's single premium deferred annuity portfolio was approximately 5.3%, and the average net yield of Savers Life's investment portfolio was 6.15%, for a spread of 0.85% at June 30, 1997. For the year ended December 31, 1996, the average interest rate credited on Savers Life's single premium deferred annuity portfolio was approximately 5.1%, and the average net yield of Savers Life's investment portfolio for the year ended December 31, 1996 was 6.1% for a spread of 1.0% at December 31, 1996, compared to 0.6% at December 31, 1995. Increases or decreases in interest rates could increase or decrease the interest rate spread between investment yields and interest rates credited on insurance liabilities, which in turn could have a beneficial or adverse effect on the future profitability of Savers Life. Sales of fixed maturities that result in investment gains may also tend to decrease future interest yields from the portfolio. State insurance laws prescribe the types of permitted investments and limit their concentration in certain classes of investments.

     The following table shows Savers Life's pre-tax investment performance for the periods indicated (dollars in thousands):

                                                                                    YEAR ENDED
                                                       SIX MONTHS ENDED        ---------------------
                                                        JUNE 30, 1997           1996          1995
                                                       ----------------         ----          ----
Average invested assets(1)..........................       $73,761             $75,132       $75,686
Net investment income(2)............................         2,269               4,569         4,852
Average annual yield(3).............................          6.15%               6.08%         6.40%
Net realized investment gains.......................       $    35             $   170       $   387

-------------------------
(1) Average invested assets are computed by dividing the total of the amortized costs of investments and cash and cash equivalents at the beginning of the period plus the end of the period by two.

(2) Consists principally of interest and dividend income less investment expenses.

(3) The average annual yield was computed by dividing the net investment income (exclusive of realized and unrealized gains and losses) by average invested assets for such period and, in the case of the six month period, multiplying the result by two.

     Savers Life invested in the following mix of invested assets and cash and cash equivalents at June 30, 1997 (dollars in thousands):

                                                                AMOUNT      %
                                                                ------      -
Fixed Maturities............................................    $24,889     34%
Equity Securities...........................................      3,483      5
Certificates of Deposit.....................................     28,838     39
Short-term Investments......................................      7,101     10
Cash........................................................        326      1
Construction Loans..........................................      5,405      7
Mortgage and Policy Loans...................................        921      1
Real Estate.................................................      2,414      3
                                                                -------    ---
Total.......................................................    $73,377    100%
                                                                =======    ===

     Savers Life has two distinctly different liability lines for which to invest assets. The first is a block of single premium deferred annuities where the benefit payments arising from these liabilities are spread over a number of years. The second block is the health insurance block, consisting of both Medicare supplement and major medical policies. The required cash outflows on those two blocks are relatively short-term in nature. It is, therefore, critical that Savers Life invest in assets that will match both its short-term needs and its long-term needs. Certificates of deposit and short-term investments are associated with Savers Life's health insurance block, and its remaining investments are associated with its annuity business.

     All of the investment decisions of Savers Life are made by management of Savers Life and are approved by the Finance Committee of the Savers Life Board.

     Fixed maturities consist of bonds held for investment and bonds available for sale. All of the fixed maturities in the table below in NAIC Rating 1 were securities of the U.S. government and its agencies and mortgage backed securities of these agencies. Savers Life owns three mortgage backed securities with a total book value of approximately $337,000. One of these securities is a collateralized mortgage obligation with a book value of approximately $189,000. The following table sets forth the quality of Savers Life's fixed maturity securities as of June 30, 1997, classified in accordance with the ratings assigned by the NAIC:

                                                                  PERCENT OF FIXED
                      NAIC RATING (1)                           MATURITIES SECURITIES
                      ---------------                           ---------------------
1...........................................................              99%
2...........................................................               0
                                                                         ---
  Investment Grade..........................................              99
                                                                         ---
3...........................................................               0
4-6.........................................................               1
                                                                         ---
  Below Investment Grade....................................               1
                                                                         ---
       Total Fixed Maturities...............................             100%
                                                                         ===

-------------------------
(1) The NAIC assigns securities quality ratings and uniform book values called "NAIC Designations," which are used by insurers when preparing their annual and quarterly statements. The ratings assigned by the NAIC range from Class 1 to Class 6 with a rating of Class 1 being of the highest quality.

     Equity securities consist of both common and preferred stocks. At June 30, 1997, Savers Life owned common stocks with a market value of approximately $3,433,000 and preferred stocks with a market value of approximately $50,000.

     Savers Life invested 40% of its cash and investable assets at June 30, 1997 in certificates of deposit. These certificates of deposit typically have a maturity of six months or less. These certificates of deposit are usually purchased in denominations of $99,000 per financial institution. Savers Life uses the services of investment brokers to find certificates of deposit with attractive yields in financially stable banking institutions.

     Short-term investments at June 30, 1997 consisted solely of funds held at Federated Investors in Boston, MA. The funds are invested in AVR-exempt securities. These are securities that the NAIC has designated as Rating 1 securities, which have the further distinction of being exempt from AVR. This investment increased during 1997 due to the intentional increase of the liquidity of the investment portfolio in anticipation of transferring the management of the entire portfolio to SMC, and in anticipation of the need for cash to transfer to World to support the liabilities transferred. As investments have matured, the proceeds have been kept in cash or short-term investments.

     Construction loans include several land development loans with developer/builders located in North Carolina and Virginia. After an initial closing, funds are disbursed to the developer incrementally as the infra-structure (i.e., site grading, storm and sanitary sewer, water, electric, roadways, curb gutters and amenities) is constructed. Disbursements are made monthly subject to engineering certification of work in place and Savers Life's own site inspection. Terms of these loans are typically 18 to 36 months and have an interest rate of prime plus one percent or greater. An initial fee of one percent of the loan amount is charged at the beginning of the loan and a fixed amount per lot is charged as the lots are released from the security of the deed of trust. These loans are typically based on a 70% or less loan-to-value ratio, and value judgments are confirmed by independent appraisers.

     Construction loans are also made to numerous unaffiliated borrowers known to Savers Life. These loans are all secured by first lien deeds of trust along with title insurance, which includes coverage of all material and mechanic's liens. The properties include detached single-family dwellings and multi-family dwellings. All construction lending is committed by Savers Life management and closed by attorneys designated by Savers Life who follow a detailed list of closing instructions. All of these loans have maturities of twelve months or less. Loan-to-value ratios in all cases are 80% or less. The interest rate on these loans is prime plus one percent along with an origination fee of one percent of the gross loan amount. Sums are disbursed monthly after a physical inspection confirms progress on construction.

     Long-term mortgage loans include borrowings secured by condominiums in the Salters Cove Subdivision of Garden City, South Carolina. The original term of these loans was 15 years, and all will mature within the next seven years. These loans have variable interest rates equal to the three-year Treasury Note rate plus 2.75%. The rate on these loans changes every three years. In addition, there are six detached single family dwellings in Forsyth County, North Carolina, five of which have maturities in 1997 and one in 2001. All mortgage loans were based on loan-to-cost ratios of 75% or less.

     The mortgage loan portfolio had one delinquency in 1995. A loan secured by a condominium near the campus of Virginia Polytechnical Institute was foreclosed in 1995. This loan was part of a block of mortgage loans that Savers Life had purchased in 1993. All of the loans in this block were subsequently packaged and sold, except for this loan. Because of its payment history, this loan was not attractive to the purchasers of the block of loans. This property is currently owned by Savers Life and is producing income. The book value of the loan at the time of foreclosure was approximately $45,000. During 1996, another mortgage loan became delinquent. This mortgage loan, with a book value of $431,589 became delinquent in the third quarter of 1996 and foreclosure proceedings began in the fourth quarter of 1996. The foreclosure date of this property was in January of 1997. The foreclosed property is located near Charlotte, North Carolina, and is a retail shopping and office complex. This property was sold on June 17, 1997. Net proceeds received on this property were $445,000, resulting in a pre-tax gain of approximately $13,000.

     Savers Life owns real estate in three states. In South Carolina, real estate owned includes two 3.5 acre unimproved commercial sites in Garden City, SC. These tracts are bordered by U.S. 17 on the west and by the Salters Cove Subdivision on the east. This real estate was acquired in September 1988 upon the liquidation of a partnership, of which Savers Life was a party. The assets of the partnership were distributed evenly among the partners. Savers Life received seven acres in the front part of the property and a group of condominiums. The condominiums were subsequently sold and Savers Life issued the mortgage loans on these condominiums.

This property is currently listed with a realtor in South Carolina. In North Carolina, Savers Life owns its two-story Home Office building in Winston-Salem. This building is a concrete and glass structure over a steel frame containing a gross area of 27,000 square feet. Savers Life occupies the top floor of the building and leases out most of the space on the first floor. Rental income collected for the year ended December 31, 1996 was approximately $100,000. The book value of the building at June 30, 1997 was approximately $1,297,000. By virtue of foreclosure, Savers Life owns a condominium in Blacksburg, Virginia. This property is leased to students attending Virginia Polytechnical Institute. The rental income received for this property for the year ended December 31, 1996 was approximately $7,000 and the book value of this property at June 30, 1997 was approximately $45,000.

UNDERWRITING

     Premiums charged on insurance products are based in part on assumptions about the incidence and timing of insurance claims. General underwriting guidelines and reinsurance decisions are the responsibility of the Underwriting Committee of the Board of Directors.

     Savers Life has adopted underwriting standards for its major medical and Medicare supplement policies that are administered by professional underwriters in each department. All health insurance underwriting decisions are made in the Savers Life Home Office. If an applicant does not meet Savers Life's underwriting standards for issuance of a policy, the application is denied. The only exception to this is the open enrollment period for certain Medicare supplement applicants during which no underwriting is permitted.

     Generally, policies have the most favorable claims experience in the time period directly after the policy has been issued, because the underwriting has identified potential insureds with health problems and the policy has either been declined, the health problem has been excluded from coverage or an extra premium has been charged for the health problem. Typically, the older a policy is, the poorer the claims experience is for the insurer, because the underwriting has become less recent or "stale".

     Savers Life relies on the underwriting decisions of its reinsurer for both of its term insurance plans. Savers Life has adopted and follows simplified underwriting procedures for its whole life policies.

RESERVES

     In accordance with applicable insurance laws, Savers Life has established, and carries as liabilities in its statutory financial statements, actuarially determined reserves to satisfy its respective annuity contract and life insurance policy obligations. Reserves, together with premiums to be received on outstanding policies and interest thereon at certain assumed rates, are calculated to be sufficient to satisfy policy and contract obligations. The actuarial factors used in determining such reserves are based on statutorily prescribed mortality tables and interest rates.

     Savers Life also establishes health policy reserves and claim reserves for both its major medical and Medicare supplement policies. The policy reserves consist of unearned premium reserves, which record that portion of health premiums received for insurance coverage beyond the date of the financial statement being presented. Additionally, claim reserves are established in an effort to estimate the amount of claims that have been incurred by the insureds, but have not been reported to the insurer. The method used by Savers Life to estimate these reserves requires the use of the recent past as an indicator of claims experience. This method is typically referred to as a lag study, since it reflects the amount of time between incurred date of the claim and payment date of the claim. The lag study is used to project claims to be paid in the future with incurred dates falling on or before the financial statement date.

     The reserves recorded in the financial statements included elsewhere in this Proxy Statement/Prospectus are calculated based on GAAP and differ from those specified by the laws of the various states and recorded in the statutory financial statements of Savers Life. These differences arise from the use of the net unearned premium health reserve for GAAP and the gross unearned premium health reserve for statutory purposes. Statutory financial statements also require an additional reserve in anticipation of future premium shortfalls. Life and annuity reserves are the same for both statutory and GAAP financial statements.

     To determine policy benefit reserves for its life insurance products, Savers Life performs periodic studies to compare current experience for mortality, interest and lapse rates with projected experience used in calculating the reserves. Differences are reflected currently in earnings for each period. Savers Life historically has not experienced significant adverse deviations from its assumptions. To determine reserves for single premium deferred annuities, the full accumulated value is recorded as a liability.

REINSURANCE

     Consistent with the general practice of the insurance industry, Savers Life has reinsured portions of the coverage provided by its insurance products with other insurance companies under agreements of stop loss coverage and indemnity reinsurance.

     Savers Life has a stop loss reinsurance agreement on its major medical block with RGA Reinsurance Company ("RGA"). Prior to September 1, 1996, this agreement stated that, on any single claim incident, Savers Life would pay all eligible claims expenses, and RGA would reimburse Savers Life for all expenses over $75,000. Effective September 1, 1996, this agreement was amended. The expenses in excess of $100,000 are reimbursed to Savers Life under the new agreement. There was no reinsurance receivable at June 30, 1997 from RGA.

     Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a particular risk or to obtain a greater diversification of risk. Indemnity reinsurance does not discharge the primary liability of the original insurer to the insured, but it is the practice of insurers (subject to certain limitations of state insurance statutes) to account for risks that have been reinsured with other approved companies, to the extent of the reinsurance, as though they are not risks for which the original insurer is liable. Reinsurance ceded on life insurance policies by Savers Life at December 31, 1996 and 1995 represented 62.4% and 63%, respectively, of gross combined individual life insurance in force at the end of such periods. At June 30, 1997, 60.7% of life insurance in force amounts were ceded to reinsurers. Savers Life cedes life reinsurance to three reinsurers. At June 30, 1997, approximately $34,568,000 of the face value of life policies had been ceded to Business Men's Assurance Company, with $10,864,000 ceded to Munich American Reinsurance Company and $1,633,000 ceded to Optimum Reinsurance Company. The reinsurance receivable at June 30, 1997 from Business Men's Assurance Company was $156,554 and from Munich American Reinsurance Company was $61,141. There was no reinsurance receivable at June 30, 1997 from Optimum Reinsurance Company. All of the reinsurers have an A.
M. Best rating of A- or better.

COMPETITION

     The life and health insurance industry is highly competitive and consists of a large number of both stock and mutual insurance companies, many of which have substantially greater financial resources, broader and more diversified product lines and larger staffs than those possessed by Savers Life. Competition also is encountered from the expanding number of banks, securities brokerage firms and other financial intermediaries that are marketing insurance products and which offer competing products such as savings accounts and securities. Competition within the life insurance industry occurs on the basis of, among other things, product features such as price and interest rates, perceived financial stability of the insurer, policyholder service, name recognition and ratings assigned by insurance rating organizations. Competition in the health insurance arena has been heightened by the emergence of HMOs in recent years, many of which have relationships with hospitals and other medical providers in order to control rising health care costs.

     Savers Life must also compete with other insurers to attract and retain the allegiance of brokers. Savers Life believes it has been successful in attracting and retaining brokers because it has been able to offer a competitive package of innovative products, competitive commission structures, prompt policy issuance, responsive policyholder service and relationships with Regional Managers.

     Savers Life is not rated by A. M. Best, an insurance rating organization. Management of Savers Life does not believe that the lack of a rating has had a significant impact on sales of its major product lines.

FEDERAL INCOME TAXATION

     The life insurance and annuity products marketed and issued by Savers Life generally provide the policyholder with an income tax advantage, as compared to other savings investments such as certificates of deposit and bonds, in that income taxation on the increase in value of the product is deferred until receipt by the policyholder. With other savings investments, the increase in value is taxed as earned. Annuity benefits are generally not taxable until paid, and life insurance death benefits are generally exempt from income tax. The tax advantage for life insurance and annuity products is provided in the Internal Revenue Code and is generally followed in all states and other United States taxing jurisdictions. Accordingly, it is subject to change by Congress and the legislatures of the respective taxing jurisdictions.

     Savers Life files an individual company return for federal income tax purposes. Savers Life has no net operating loss carryforwards at December 31, 1996.

INFLATION

     The primary direct effects on Savers Life of inflation are the increase in health care costs and operating expenses. As hospitals, doctors and other health care providers feel the effects of inflation, those costs are passed on to the consumers and their insurance companies. In the future, if inflation should rise sharply, the claims expenses could be incurred by Savers Life at a rate higher and quicker than Savers Life could recoup in the form of premium rate increases.

     The rate of inflation also has an indirect effect on Savers Life. To the extent that the government's economic policy to control the level of inflation results in changes in interest rates, Savers Life's new sales of insurance products and investment income are affected. Changes in the level of interest rates also have an effect on interest spreads, as investment earnings are reinvested.

REGULATORY FACTORS

     Savers Life is subject to regulation by the insurance regulatory authorities in the jurisdictions in which it is domiciled and the insurance regulatory bodies in the other jurisdictions in which it is licensed to sell insurance. The purpose of such regulation is primarily to ensure the financial stability of insurance companies and to provide safeguards for policyholders rather than to protect the interest of stockholders. The insurance laws of various jurisdictions establish regulatory agencies with broad administrative powers relating to the licensing of insurers and their brokers, the regulation of trade practices, management agreements, the types of permitted investments and maximum concentration, deposits of securities, the form and content of financial statements, rates charged by insurance companies, sales literature and insurance policies, accounting practices and the maintenance of specified reserves, capital and surplus. Savers Life is required to file quarterly statutory financial statements in all states in which it is licensed as well as with the NAIC.

     Under North Carolina law, Savers Life may not enter into certain transactions, including management agreements and service contracts, unless Savers Life has notified the North Carolina Department of Insurance of its intention to enter into such transactions and the North Carolina Department of Insurance has not disapproved of them within the period specified by North Carolina law. Among other things, such transactions are subject to the requirement that their terms be fair and reasonable and that the charges or fees for services performed be reasonable.

     Dividends by Savers Life to its stockholders are limited by laws applicable to insurance companies. As a North Carolina domiciled insurance company, Savers Life may pay a dividend or distribution from its capital and surplus, without the prior approval of the North Carolina Commissioner of Insurance, if the dividend or distribution together with all other dividends and distributions paid within the preceding twelve months, does not exceed the lesser of (i) net gain from operations or (ii) 10% of capital and surplus, in each case as shown in its preceding annual statutory financial statements. Savers Life was not allowed to pay a dividend in 1995 or 1996 without prior North Carolina Department of Insurance approval due to its statutory net losses in 1994 and 1995. Savers Life will not be permitted to pay dividends in 1997 without such approval.

     In some instances many state regulatory authorities require deposits of assets for the protection of policyholders either in those states or for all policyholders. At June 30, 1997, securities representing approximately 15% of the book value of Savers Life's invested assets were on deposit with various state treasurers or custodians. Such deposits must consist of securities that comply with the standards that the particular state has established.

     The NAIC, as well as North Carolina, has adopted RBC requirements for life/health insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching, benefit and loss reserve adequacy and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. In addition, the formula defines minimum capital standards that supplement the previously existing system of low fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. The ratio of Total Adjusted Capital to Authorized Control Level RBC for Savers Life is 2.2 and 2.3 at December 31, 1996 and 1995, respectively. Due to the negative trend in RBC, the Departments of Insurance of North Carolina and South Carolina have requested a plan of action to reverse this trend. The expected plan of action is the sale of the major medical product line, which sale is expected to substantially increase RBC. However, should Savers Life's RBC position decline in the future, its ability to pay dividends and the degree of regulatory supervision or control to which it is subjected may be affected.

     The NAIC calculates twelve financial ratios based on statutory financial statements ("IRIS ratios") to assist state regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each ratio is used as a benchmark for analysis, and a company's variation from this range may be either favorable or unfavorable. State insurance departments may make inquiries of Savers Life when at least four IRIS ratios are outside the usual range. These inquiries could lead to restrictions on the amount of business that may be written in an individual state. The following table presents the IRIS ratios as determined by the NAIC for Savers Life which varied from the "usual range" for 1996.

                                                                            REPORTED
                       RATIO NAME                            USUAL RANGE     VALUE
                       ----------                            -----------    --------
Change in capital and surplus............................    50 to -10        -16
Net income to total income...............................    -- to    0        -2
Change in reserving ratio................................    20 to -20         23

EXPLANATION OF RATIOS:

     Change in capital and surplus. These ratios, calculated on a gross and net basis, are a measure of improvement or deterioration in a company's financial position during the year. The negative value was primarily due to the statutory loss from operations of approximately $1.2 million recorded in 1996.

     Net Income to Total Income. This ratio is a measure of a company's profitability. The negative value was primarily due to the statutory loss from operations recorded in 1996.

     Change in Reserving Ratio. The change in reserving ratio represents the number of percentage points of difference between the reserving ratio for current and prior years. The positive value was due to the reserve strengthening within the life product line. The majority of the life reserves consist of whole life policies which have higher reserve requirements than term policies.

     All jurisdictions in which Savers Life operates have adopted the NAIC model regulation of Medicare supplement policies. The standardization of policy benefits, which became effective in 1992, commission requirements and other model regulations have reduced the volatility in this marketplace. Policyholders make their decisions based on price and customer service. Savers Life does not believe that the NAIC model regulation has had a material negative impact although it is impossible to predict the future impact of changing state and federal regulations. This model law does address the loss ratio of Medicare supplement blocks of business and limits the ratio to no lower than 65%. If this portion of the regulation is violated, a return of premiums is required to the policyholders. A return of premiums has not been required of Savers Life in any of the years since adoption of the model law.

     Current proposals in Congress, specifically the Kennedy-Kassenbaum Act, are expected to have a minimal impact on Savers Life since the primary focus of that legislation is on employer-sponsored health coverage. Savers Life does not offer an employer group major medical plan.

     New rules adopted by the NAIC are effective only to the extent adopted by the states in which Savers Life operates, and it is not possible to predict the future impact of changing state and federal regulation on the operations of Savers Life.

     The statutory filings of Savers Life require classifications of investments and the establishment of an AVR, an account designed to stabilize a company's statutory surplus against fluctuations in the market value of stocks and bonds, according to regulations prescribed by the NAIC. The AVR account consists of two main components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments, including real estate.

     The NAIC requires an additional reserve, called the IMR which consists of the portion of realized capital gains and losses from the sale of fixed income securities attributable to changes in interest rates. The IMR is required to be amortized against earnings on a basis reflecting the remaining period to maturity of the fixed income securities sold.

     The amounts related to AVR and IMR for Savers Life at June 30, 1997 are summarized as follows (dollars in thousands):

                                                                  MAXIMUM
                                                         AVR        AVR       IMR
                                                         ---      -------     ---
Savers Life.........................................    $1,509    $1,559     $1,418

     The annual addition to the AVR for 1997 is 20% of the maximum reserve over the accumulated balance. If the calculated reserve with current year additions exceeds the maximum reserve amount, the reserve is reduced to the maximum amount. For the default component, Savers Life made the required contribution to AVR at June 30, 1997. For the equity component, the reserve exceeded the maximum and was reduced to the maximum amount.

     Most jurisdictions require insurance companies to participate in guaranty funds designed to cover claims against insolvent insurers. Insurers authorized to transact business in these jurisdictions are generally subject to assessments, based on annual direct premiums written in that jurisdiction, to pay such claims, if any. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future state premium taxes. The incurrence and amount of such assessments have increased in recent years and are generally expected to increase further in future years. Savers Life was assessed, and paid, approximately $41,000 for the year ended December 31, 1996. No assessments were received or paid for the six months ended June 30, 1997. The likelihood and amount of all future assessments cannot be reasonably estimated and are beyond the control of Savers Life.

     As part of their routine regulatory oversight process, approximately once every three to five years, state insurance departments conduct periodic detailed examinations ("Triennial Examinations") of the books, records and accounts of insurance companies domiciled in their states. Savers Life underwent a Triennial Examination during 1995 for the period ended December 31, 1994. The final report on such examination has been issued by the North Carolina Department of Insurance, and all issues have been addressed and corrected in the opinion of management.

EMPLOYEES

     As of June 30, 1997, Savers Life had 63 employees. All except the three Regional Managers work in the Home Office in Winston-Salem, North Carolina.

PROPERTIES

     Savers Life owns its Home Office building containing approximately 27,000 square feet at 8064 North Point Boulevard, Winston-Salem, North Carolina. Savers Life occupies the top floor of its two story building and leases most of the first floor.

LEGAL PROCEEDINGS

     Savers Life is involved in various legal proceedings in the normal course of business. In most cases, such proceedings involve claims under insurance policies or other contracts of Savers Life. The outcomes of these legal proceedings are not expected to have a material effect on the financial position, liquidity or future results of operations of Savers Life based on Savers Life's current understanding of the relevant facts and law.

 MARKET PRICE AND DIVIDENDS ON SAVERS LIFE COMMON STOCK AND RELATED STOCKHOLDER
                                    MATTERS

     At the close of business on August 1, 1997, there were issued and outstanding 1,779,908 shares of Savers Life Common Stock, the only outstanding class of its equity securities, held by approximately 584 owners of record. There is no established public market for Savers Life Common Stock.

     Savers Life has not paid a cash dividend on the Savers Life Common Stock within the past two years.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The following table sets forth certain information regarding the beneficial ownership of Savers Life Common Stock; (i) by each stockholder known by Savers Life to own beneficially more than five percent (5%) of the outstanding Savers Life Common Stock, (ii) by each member of the Saver's Life Board (including two executive officers of Savers Life) and (iii) by all directors and executive officers of Savers Life as a group. This information is as of August 1, 1997.

                                                                                      PERCENT OF
                                                                                         TOTAL
                                                                NUMBER OF SHARES      OUTSTANDING
                  NAME OF BENEFICIAL OWNER                    BENEFICIALLY OWNED(1)    SHARES(2)
                  ------------------------                    ---------------------   -----------
F. Edward Broadwell, Jr., Director..........................          13,556                *
Jerry E. Francis, Director, Senior Vice President and                                        %
  Director of Operations....................................          46,958(3)(4)        2.6
H. Joe King, Jr., Director..................................          15,916                *
Arthur H. Little, Director..................................          26,693              1.5%
James P. Marsh, Director....................................          15,266                *
Ted Y. Matney, Director.....................................          15,199                *
Theo H. Pitt, Jr., Director.................................          14,705(5)             *
William C. Rogers, Sr., Director............................          15,266                *
Joseph H. Sherrill, Jr., Director...........................          94,675(6)           5.3%
  1450 Point Crisp Road
  Sarasota, Florida 34242
Jerry D. Stoltz, Sr., Director, President and Treasurer.....         221,515(7)          12.4%
  8064 North Point Boulevard
  Winston-Salem, North Carolina 27106
William G. White, Jr., Director.............................          17,632                *
All Directors and Executive Officers of Savers Life (14              520,259(8)          28.6%
  persons)..................................................

-------------------------
* Less than 1%

(1) Except as described in the next sentence or in footnotes following, each person named in the table possesses sole voting and sole investment power with respect to all shares of Savers Life Common Stock listed in the table as owned by such person. Each person named in the table has agreed to vote his shares of Savers Life Common Stock in favor of approval of the Merger Agreement and against certain other actions. See "VOTING AGREEMENTS." Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding options or warrants that are exercisable within 60 days of August 1, 1997 as follows: Mr. Francis -- 15,000, Mr.
    Stoltz -- 8,500, directors and executive officers as a group -- 38,300.

(2) Percentage of total outstanding shares is calculated separately for each person on the basis of the actual number of outstanding shares at the close of business on August 1, 1997 and assumes, for purposes of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days held by such person (but no other stockholders) had been issued as of such date. Percentages less than 1% are not indicated.

(3) Does not include 59,984 shares (3.4% of the outstanding shares) held by the Savers Life 401(k) Plan. As Administrator of the plan, Mr. Francis votes shares of Savers Life Common Stock held by the plan. The plan does not provide for pass-through voting rights to beneficial owners of shares of Savers Life Common Stock vested in their accounts. As beneficial owner of the shares held by the plan, Mr. Francis intends to vote all shares owned by the plan in favor of the proposed Merger.

(4) Does not include 8,509 shares owned of record by the Savers Life 401(k) Plan in the account of Mr. Francis.

(5) Does not include 2,250 shares owned of record by Mr. Pitt's wife as custodian for their son, beneficial ownership of which is disclaimed.

(6) Does not include 6,250 shares owned of record by Mr. Sherrill's wife, beneficial ownership of which is disclaimed.

(7) Does not include 14,375 shares owned of record by the Savers Life 401(k) Plan in the account of Mr. Stoltz.

(8) Does not include 33,700 shares (1.9% of the outstanding shares) owned of record by the Savers Life 401(k) Plan for the accounts of executive officers of Savers Life, including shares held in the accounts of Mr. Stoltz and Mr. Francis.

     Pursuant to the Merger Agreement SMC has agreed to appoint Mr. Stoltz to the SMC Board. Mr. Stoltz will stand for election at the 1998 annual meeting of the stockholders of SMC. Mr. Stoltz is 56 and has been the President and Treasurer, as well a director serving on the Finance and Executive Committees, of Savers Life since its founding in 1980. Although nonemployee directors of Savers Life receive compensation for their services as directors and reimbursement of expenses incurred in connection with such service, directors of Savers Life who are employees of Savers Life receive no such compensation for their service as directors. His ownership of Savers Life Common Stock, as reflected in the foregoing table, will result in his owning shares of SMC Common Stock as a result of the Merger, the number of which shares will depend upon whether he elects to receive shares of SMC Common Stock in exchange for the $1.50 per share cash portion of the merger consideration, whether he exercises options that he holds to purchase shares of Savers Life Common Stock prior to the Effective Time and the Average Trading Price of the SMC Common Stock used to calculate the exchange ratio.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion highlights the principal factors affecting the results of operations and the significant changes in balance sheet items of Savers Life for the periods listed as well as Savers Life's liquidity and capital resources. This discussion should be read in conjunction with the Savers Life Financial Statements and the Notes thereto appearing elsewhere herein.

INTRODUCTION

     Savers Life is an insurance company domiciled in the state of North Carolina, with licenses to write insurance products in the states of North Carolina, South Carolina, Virginia and Florida. Savers Life historically has written Medicare supplement and association group major medical health insurance policies, single premium deferred and immediate annuity policies and term and whole life insurance policies. Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World has assumed, through coinsurance effective July 1, 1997, 100% of the product line subject to certain risk sharing arrangements. See "Risk Factors -- Reinsurance of Major Medical Product Line" and "Additional Information Regarding Savers Life -- Description of Business -- Products". During the first six months of 1997, the Savers Life major medical product line experienced a pre-tax loss of $3,851,000. See "SMC Selected Unaudited Pro Forma Combined Financial Data". This transaction is expected to close on or about October 1, 1997 and is subject to normal closing conditions. Savers Life is not consolidated with any other entity.

     The health products, Medicare supplement and major medical, generate profits from the excess of premium revenues over the incurred claims and commission and administrative expenses. The most volatile of these factors is the incurred claims which can be adversely affected by upward trends in provider costs from both hospitals and doctors.

     The profitability of the major medical product line depends almost entirely on the management of claims expense in relation to the premiums collected. It is imperative that the loss ratio, which is defined as incurred claims divided by earned premiums, be at or near 70%. Until 1995, Savers Life experienced loss ratios at or below 70%. Beginning in 1995, this product line became unprofitable as the loss ratio climbed above 70%. For the year ended December 31, 1995, the loss ratio for major medical was approximately 84%. For the year ended December 31, 1996, this loss ratio was approximately 80%. For the six months ended June 30, 1997, this loss ratio was approximately 95%. These loss ratios resulted in pre-tax losses for the year ended December 31, 1995 of approximately $2,899,000, pre-tax losses for the year ended December 31, 1996 of approximately $2,387,000 and pre-tax losses for the six months ended June 30, 1997 of approximately $3,851,000 in this product line. The loss in 1995 included $1,950,811 of claim expense related to the prior year which were recorded in 1995 as a result of underestimation of claims liability in 1994.

     Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. Savers Life has agreed to share in the claims experience of this product line for the period from July 1, 1997 through the end of 1997 to the extent that the loss ratio for such period does not equal 75%. The loss ratio is calculated by dividing incurred claims by earned premiums. If the loss ratio for the period is greater than 75%, Savers Life will be required to reimburse World in cash for 50% of the amount by which the actual loss ratio exceeds 75%. If the loss ratio for the period is less than 75%, World will be required to reimburse Savers Life in cash for 50% of the amount by which the actual loss ratio is less than 75%. If the loss ratio for the last six months of 1997 for this product line was 85%, Savers Life would be required to pay World approximately $400,000 for its share of the excess loss ratio. Savers Life will be paid $50,000 per month by World to administer this block of business between July 1, 1997 and the closing date. As a result of the agreement with World, Savers Life wrote off all remaining deferred acquisition costs associated with the major medical product line, resulting in a $1,752,000 charge against income in the second quarter of 1997. At the closing date, Savers Life will transfer cash of approximately $4,547,000 and liabilities of $4,511,000 to World. The impact on both the statutory and GAAP income statements will be minimal.

     The profitability of the Medicare supplement product line depends almost entirely on the management of the loss ratio, as well. It is imperative that this loss ratio be at or near 65%. Because the benefits to be paid by insurance companies are defined by the U. S. government, the only adjustment Savers Life can make is through premium revenues. Until 1996, Savers Life experienced loss ratios at or near 65%. For the year ended December 31,1996, the Medicare supplement loss ratio reached approximately 80%. This loss ratio generated a pre-tax loss in the Medicare supplement product line of approximately $1,651,000 for the year ended December 31, 1996. This product line generated a pre-tax gain for the year ended December 31, 1995 of approximately $1,805,000. The increased loss ratio in 1996 was partly the result of the accumulation of claims in late 1995 due to pending changes with certain preferred provider organizations. When these claims were ultimately processed for payment in 1996, the actual expense exceeded the reserve, thereby requiring an additional charge in 1996. The 1995 financial results were not restated for this underestimation of the claim liability. For the six months ended June 30, 1997, this product line experienced a loss ratio of 79% and recorded a pre-tax loss of $102,000. Savers Life implemented a premium rate increase in June 1997 in an attempt to reduce this loss ratio.

     The annuity product line contributes profits in two ways for Savers Life. The first is the interest spread earned on the annuity block in force. This is the difference between what Savers Life earns on its investments and what it is required to pay its annuityholders in interest. The second is the fee income earned on the sale of annuity products of Keyport. In this case, Savers Life receives fee income for each annuity written on Keyport's books.

     The life insurance product line is very small in relation to the other product lines of Savers Life. This product line generates profits from favorable mortality experience.

     The vast majority of premium revenues consists of Medicare supplement and major medical premiums. For the year ended December 31, 1996, Medicare supplement premiums were $28.1 million and major medical premiums were $18.9 million. These premiums constituted 98% of the premium revenues. For the six months ended June 30, 1997, Medicare supplement premiums were $14.0 million and major medical premiums were $8.0 million, comprising 98% of premium revenues.

DISCUSSION OF CHANGES IN THE STATEMENT OF OPERATIONS FROM SIX MONTHS ENDED JUNE 30, 1997 TO SIX MONTHS ENDED JUNE 30, 1996

     Net Loss. The net loss was $2,419,000 for the six months ended June 30, 1997, or $1.35 per share, compared to a net loss for the comparable period of 1996 of $391,000, or $0.22 per share. The change resulted from the increase in the loss ratio in the major medical product line as well as the write-off of major medical DAC of $1,752,000, resulting from the entry into the agreement with World for the transfer of the major medical product line.

     Premium Income. Premium income for the six months ended June 30, 1997 was $22,538,000, a decrease of $1,970,000 or approximately 8% from $24,508,000 for the comparable period of 1996. The decrease in premiums in the major medical product line caused this decrease. Major medical premiums declined $2.0 million, while Medicare supplement and life premiums remained relatively flat. This decline in major medical premiums was caused by the lack of emphasis placed on this product line by management, driven by the poor financial results of this product line in the last two years.

     Net Investment Income. Net investment income decreased $39,000 or 2% to $2,269,000 for the six months ended June 30, 1997 from $2,308,000 for the comparable period of 1996. The annualized yield declined from 6.22% for the six months ended June 30, 1996 to 6.15% for the six months ended June 30, 1997. Assets which had matured or were sold during the first six months of 1997 were left in cash and short-term investments in anticipation of the transfer of cash to World in connection with the transfer of the major medical product line and in anticipation of transferring the management of the entire portfolio to SMC. This shift to cash and short-term investments caused the decline in annualized yield during 1997.

     Other Revenues. Other revenues, which include fee income from the sale of products of other companies, increased $169,000, from $535,000 for the six months ended June 30, 1996 to $704,000 for the comparable period of 1997. The revenues from the marketing and administration of the QualChoice product generated this increase. This program began in the third quarter of 1996.

     Increase (Decrease) in Future Policy Benefits. Future policy benefits increased $325,000 for the six months ended June 30, 1997, compared with a decrease of $657,000 for the comparable period of 1996. The 1996 decrease in future policy benefits includes a decrease of $250,000 in the major medical product line and a decrease of $400,000 in the Medicare supplement product line in the first six months of 1996.

     Claims Expenses. Claims expenses decreased $1,158,000, from $19,769,000 for the six months ended June 30, 1996 to $18,611,000 for the comparable period of 1997. Medicare supplement claims decreased $157,000, major medical claims decreased $1,010,000, and death claims increased $9,000. The decrease in Medicare supplement claims expenses include an increase in claim reserves of $450,000 for the six months ended June 30, 1996 and $202,000 for the comparable period in 1997. The decrease in major medical claims expense was the result of the decline in the size of this product line.

     Interest Credited on Interest-Sensitive Annuities and Universal Life Policies. Interest credited on interest-sensitive annuities and universal life policies declined $85,000 from $1,325,000 for the six months ended June 30, 1996 to $1,240,000 for the comparable period of 1997. The decline in the annuity fund balance from June 30, 1996 to June 30, 1997 caused this decrease, due to the normal surrender activity of this product line.

     Commission Expenses. Commission expenses declined $527,000 from $4,285,000 for the six months ended June 30, 1996 to $3,758,000 for the comparable period of 1997. This decline was generated by the lower premium income for the six months ended June 30, 1997 when compared with the same period of 1996.

     General Expenses. General expenses declined from $1,523,000 for the six months ended June 30, 1996 to $1,379,000 for the comparable period of 1997. Salaries declined $136,000 for the six months ended June 30, 1997 when compared with the same period of 1996. This decline was generated from the reduction in administrative staff in the major medical product line.

     Insurance Taxes, Licenses and Fees. Insurance taxes, licenses and fees declined $22,000 to $691,000 for the six months ended June 30, 1997, from $713,000 for the comparable period of 1996. This decline was caused by the decline in premium revenues, thus reducing premium taxes.

     Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs increased $1,352,000 to $2,658,000 for the six months ended June 30, 1997 from $1,306,000 for the comparable period of 1996. Major medical product line amortization increased $1,739,000 for the six months ended June 30, 1997 compared with the same period of 1996 as the DAC associated with this product line was written off during 1997. Offsetting this increase was a decrease in the Medicare supplement product line's amortization as all of the deferred acquisition costs associated with the pre-standardized block were amortized at December 31, 1996. For the six months ended June 30, 1996, this amortization was approximately $434,000.

     Federal Income Taxes. Federal income tax credit was $627,000 for the six months ended June 30, 1996 compared to $360,000 for the comparable period of 1997. The larger credit in 1997 was generated from the pre-tax operating loss of $3,046,000 recorded for the first six months of 1997 compared with a pre-tax operating loss of $751,000 for the first six months of 1996. The primary reason that the actual tax rate and the life insurance statutory tax rate of 34% are different is the Small Life Insurance Company Deduction that Savers Life is allowed to take.

DISCUSSION OF CHANGES IN THE STATEMENT OF OPERATIONS FROM YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     Net Income (Loss). The net loss was $1,691,707 for the year ended December 31, 1996, or $0.94 per share, compared to net income for 1995 of $960,937, or $0.53 per share. The change resulted primarily from the increase in benefits and claims during 1996 in the Medicare supplement product line.

     Premium Income. Premium income for the year ended December 31, 1996 was $47.9 million, a decrease of approximately $2,091,000 or approximately 4% from $49.9 million for 1995. Major medical premiums declined approximately $2,914,000 while Medicare supplement premiums increased approximately $916,000. The decrease in major medical premiums was due to the implementation of changes such as introduction of a managed care program, joining a preferred provider organization and requiring hospital precertification during 1996, coupled with premium rate increases. These changes were in response to rising claims costs and loss ratio in the major medical product line and led to an increase in the lapse rate for this product partially easing the problems of surplus strain experienced by Savers Life. The increase in Medicare supplement premiums was due primarily to premium rate increases during 1996.

     Net Investment Income. Net investment income decreased $282,000 or 5.8% to $4,569,000 for the year ended December 31, 1996 from $4,851,000 for 1995. This decrease was due to the lower cash and investable assets coupled with a lower yield for 1996. The cash and investable assets declined 1.2%, from $75.6 million at December 31, 1995 to $74.7 million at December 31, 1996 due to the higher paid claims in 1996. The yield declined from 6.4% for 1995 to 6.1% for 1996. The declining short-term interest rate environment caused this decrease.

     Net Realized Gains. Net realized gains decreased approximately $217,000 from $387,000 for the year ended December 31, 1995 to $170,000 for 1996. This decrease was the result of the sale of U.S. Treasury and U.S. Treasury Strip Bonds in 1995 as opportunities arose during the year that were not duplicated in 1996.

     Other Revenues. Other revenues, which include fee income from the sale of products of other companies, declined approximately $624,000, from $1,665,000 for the year ended December 31, 1995 to $1,041,000 for 1996. This decline was caused by the decline in sales activity of the Keyport annuities, thus generating less fee income. The decline in Keyport activity reflects the aggressive marketing campaign that Keyport had in place in 1995, but not in the first six months of 1996.

     Increase (Decrease) in Future Policy Benefits. Future policy benefits decreased $700,000 for the year ended December 31, 1996. These future policy benefits consist primarily of unearned premium reserves and additional benefit reserves established for the major medical and Medicare supplement product lines as well as policy reserves for the life product line. The decrease in future policy benefits consists primarily of the release of $970,000 of unearned premium reserves and benefit reserves established on the major medical and Medicare supplement product lines. Benefit reserves of $819,000 were established at December 31, 1995 to supplement the claim liabilities. These reserves were released entirely in 1996. Partially offsetting this decrease was the increase in the life and life annuity reserves of $270,000.

     Claims Expenses. Claims expenses remained level at $38.7 million for both the years ended December 31, 1996 and 1995. While Medicare supplement claims expenses increased $3.5 million, major medical claims expense decreased $3.5 million. The increase in the Medicare supplement block of business coupled with the underestimation of the claim liability at the end of 1995 caused this increase in claims expenses in this product line. The major medical decrease was generated from the decline in the size of the product line coupled with changes made in the claims administration during 1996.

     Interest Credited on Interest-Sensitive Annuities and Universal Life Policies. Interest credited on interest-sensitive annuities and universal life policies declined $244,000 from $2,787,000 for the year ended December 31, 1995 to $2,543,000 for 1996. The annuity net cash outflows for the year ended December 31, 1996 caused this decrease.

     Commission Expenses. Commission expenses declined approximately $810,000 from $9,058,000 for the year ended December 31, 1995 to $8,248,000 for 1996. This decline in commission expense was due to the change made in May 1995 to cease paying commission expense on the premium rate increases. As premium rate increases have been implemented in both Medicare supplement and major medical, no commissions have been paid on the rate increase portion.

     General Expenses. General expenses declined approximately $132,000 from $3,326,000 for the year ended December 31, 1995 to $3,194,000 for 1996. This decline was caused by the decline in salaries during

1996 as Savers Life had fewer employees in 1996 than it had in 1995. This lower employee head count was the result of lower premium volumes in the major medical product line.

     Insurance Taxes, Licenses and Fees. Insurance taxes, licenses and fees declined 7%, from $1,495,000 for the year ended December 31, 1995 to $1,391,000 for 1996. This decline was caused by the decline in premium revenues, thus driving down premium taxes.

     Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs ("DAC") increased $505,000 from $2,552,000 for the year ended December 31, 1995 to $3,057,000 for the same period in 1996. The DAC on the pre-standardized (pre-1992) closed block of Medicare supplement of approximately $741,000 was amortized in 1996 compared with approximately $532,000 for 1995 causing the increase in this line. This additional amortization resulted from a determination by Savers Life that this block of business was no longer profitable. Due to the increase in lapses in the major medical product line, amortization was increased $193,000 in 1996.

     Federal Income Taxes. Federal income tax expense (credit) was $(1,166,000) for the year ended December 31, 1996 compared to $116,000 for 1995. The credit in 1996 was generated from the pre-tax operating loss of $2,858,000 recorded for the year. Savers Life posted a pre-tax operating gain of $1,077,000 for 1995, generating a tax expense for that year. The primary difference between the actual tax rate experienced by Savers Life and the statutory 34% life insurance tax rate is the Small Life Insurance Company Deduction, which is 60% of its taxable gain from operations. This deduction generates a tax rate lower than the 34% life insurance rate.

DISCUSSION OF CHANGES IN THE STATEMENT OF OPERATIONS FROM YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

     Net Income. Net income was $960,937 for the year ended December 31, 1995, or $0.53 per share, compared to net income for 1994 of $3,241,193 or $1.79 per share. The change resulted primarily from the increase in benefits and claims during 1995 in the major medical product line, resulting in operating losses for this line in 1995. As the majority of this block of business matured and the underwriting began to wear off, claims expenses rose at a higher rate than premium rate increases.

     Premium Income. Premium income for the year ended December 31, 1995 was $49.9 million, an increase of approximately $4,403,000 or approximately 10% from $45.5 million for 1994. Medicare supplement premiums increased approximately $3,153,000 in 1995 when compared with 1994. Major medical premiums increased approximately $1,341,000 in 1995 when compared with 1994. The increase in premium income was caused by premium rate increases on the renewal blocks as well as aggressive marketing of these two products made possible by the attractive price of the products when compared with similar products in the marketplace.

     Net Investment Income. Net investment income increased approximately $731,000 or 18% to $4,851,501 for the year ended December 31, 1995 from $4,121,303 for 1994. This increase was due to the higher yield earned on the investment portfolio in 1995 compared with 1994. The yield earned in 1995 was 6.4%, while the yield earned in 1994 was 5.6%. This higher yield was generated by a change in the mix of investable assets, increasing construction loan balances over 30% from December 31, 1994 to December 31, 1995, as Savers Life actively pursued developers and builders in an effort to enhance the investment portfolio yield.

     Net Realized Gains. Net realized gains increased approximately $276,000 from $111,298 for the year ended December 31, 1994 to $387,295 for 1995. This increase was the result of the sale of U.S. Treasury Bonds and U.S. Treasury Strip Bonds during 1995 as opportunities arose during the year.

     Other Revenues. Other revenues increased approximately $205,000 from $1,460,000 for the year ended December 31, 1994 to $1,665,000 for 1995. This increase was caused by the increase in the sales activity of the Keyport annuities, thus generating more fee income. During the first half of 1995, Keyport had an aggressive sales campaign in place.

     Increase (Decrease) in Future Policy Benefits. Future policy benefits decreased $2,069,000 for the year ended December 31, 1995. This decrease was caused by the release of $2.1 million in benefit and unearned premium reserves. Benefit reserves of $2.5 million were established at December 31, 1994 to supplement the claim liability. At December 31, 1995, benefit reserves were $819,000, generating a release of $1.7 million. Unearned premium reserves declined $393,000 for 1995, primarily in the major medical product line.

     Claims Expenses. Claims expenses increased $10.4 million from $28.4 million for the year December 31, 1994 to $38.7 million for 1995. Major medical claims expenses increased $7.2 million and Medicare supplement claims increased $2.9 million. The increase in the major medical claims expenses was higher than expected partly due to the underestimation at December 31, 1994 of the claim liability of $1.9 million and caused a substantial decrease in the operating income.

     Interest Credited on Interest-Sensitive Annuities and Universal Life Policies. Interest credited on interest-sensitive annuities and universal life policies declined very slightly from $2,803,000 for the year ended December 31, 1994 to $2,787,000 for 1995. The annuity net cash outflows for the year ended December 31, 1995 caused this decrease.

     Commission Expenses. Commission expenses increased approximately $58,000 from $8,999,749 for the year ended December 31, 1994 to $9,057,738 for 1995. This increase in commission expense was caused by the increase in premium revenues, which increased commission expenses by $651,000. This increase was partially offset by the change made in May 1995 to cease paying commission expense on the premium rate increases, which decreased commission expenses by $480,000, coupled with a decrease in the commission rate structure of the single largest producing agency in the major medical product line. The contract between Savers Life and AHU allowed amendments if the major medical product line failed to meet projections. This contract adjustment decreased commission expenses $115,000.

     General Expenses. General expenses declined approximately $162,000 from $3,488,517 for the year ended December 31, 1994 to $3,326,082 for 1995. This decline was caused primarily by the decline in salaries during 1995.

     Insurance Taxes, Licenses and Fees. Insurance taxes, licenses and fees increased 10%, from $1,358,450 for the year ended December 31, 1994 to $1,495,495 for 1995. This increase was caused by the increase in premium revenues, thus driving up premium taxes.

     Amortization of Deferred Acquisition Costs. Amortization of DAC increased approximately $566,000 from $1,985,634 for the year ended December 31, 1994 to $2,552,238 for 1995. The DAC previously capitalized during the buildup of the major medical and Medicare supplement blocks was being amortized, causing an increase in this expense line.

     Federal Income Taxes. Federal income tax expense was $115,927 for the year ended December 31, 1995 compared to $1,085,973 for 1994. The decrease in federal income tax expense in 1995 was generated from the decrease in pre-tax operating income recorded for the year when compared with 1994. Savers Life posted a pre-tax operating gain of $4,327,166 for 1994 and a pre-tax operating gain of $1,076,864 for 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Savers Life is an insurance company regulated by the states in which it is licensed. As an insurance company domiciled in North Carolina, Savers Life may pay dividends without prior approval of the North Carolina Department of Insurance if the dividends and all other distributions within the past twelve months do not exceed the lesser of statutory basis net gain from operations or 10% of statutory capital and surplus. Due to Savers Life's statutory loss in 1996, no dividends can be paid in 1997 without the prior approval of the North Carolina Department of Insurance.

     Savers Life generally pays its claims and operating expenses from premiums collected and investment income received. In the event these collections are not sufficient to meet cash outflow requirements, Savers Life has a substantial portion of its assets in highly liquid investments.

     Savers Life does not currently have access to additional capital resources. As a lone insurance company owned directly by its stockholders, there is currently no parent company to infuse capital into Savers Life. Savers Life has voluntarily discontinued new premium writings in Florida as a result of its inability to satisfy that state's capital and surplus requirements. Florida requires that annual premium writings be no greater than four times an insurer's capital and surplus. Capital and surplus for Savers Life declined approximately $1,165,000 for the year ended December 31, 1996 and $272,000 for the year ended December 31, 1995. Capital and surplus at June 30, 1997 was $6,259,905, at December 31, 1996 was $6,339,718 and at December 31, 1995 was $7,504,232.
Premium and annuity considerations on a statutory basis were $49.3 million and $50.5 million for the years ended December 31, 1996 and 1995, respectively, and were $23.1 million for the six months ended June 30, 1997. The recent decreases in surplus caused by the poor performance of the health product lines has generated concern from the management of Savers Life about the company's capital and surplus level. The poor performance of the major medical product line and the depletion of assets and surplus caused by this product line led management to seek divestiture of this product line. Savers Life has entered into an agreement for the complete transfer of its major medical block to World. Such a transfer should have the result of decreasing pressure on premium writings. This transfer also should eliminate the surplus strain and asset depletion which Savers Life has experienced in recent years in this product line.

     The decrease in surplus is the reason Savers Life began actively pursuing either a capital investor, purchaser or merger candidate. Joining a larger organization with greater access to capital is very attractive to Savers Life's management in order to take advantage of premium revenue opportunities as they arise, as well as alleviating the concerns of the various insurance departments.

     Savers Life reported net cash used by operations of $1,746,000 and $2,735,000 for the six months ended June 30, 1997 and 1996, respectively. The net cash used by operations in the first six months of 1997 and 1996 was caused primarily by the net cash outflows of the major medical product line.

     Savers Life reported net cash used by operations of $771,000 and $202,000 for the years ended December 31, 1996 and 1995, respectively. For the year ended December 31, 1994 operating activities provided cash flows of $4,563,000. The decrease in cash flows from operating activities from 1994 to 1995 was caused by the decrease in major medical operating cash flows during 1995. This decrease was generated by the higher major medical claims expenses paid in 1995. The decrease in cash flows from operating activities from 1995 to 1996 was caused by the decrease in Medicare supplement cash flows during 1996. This decrease was caused by the higher Medicare supplement claims expenses paid in 1996. Savers Life implemented a premium rate increase in June 1997 in its Medicare supplement product line in order to reduce its operating cash flow needs. When the major medical transfer occurs, cash of $4.5 million will be transferred to World in exchange for the liabilities that will be transferred. This cash is currently available because Savers Life has been investing proceeds of assets matured or sold in highly liquid assets.

     At December 31, 1993, Savers Life had approximately $28.8 million in cash and cash equivalents. During 1994, the majority of this cash was invested in bonds, certificates of deposit and construction loans, generating the net cash used by investing activities of $20,573,000. Net cash provided by investing activities was $2,525,000 in 1995. This increase was generated by the sale of bonds during 1996 as $20,119,000 was received in sales proceeds, and $17,170,000 was reinvested in bonds. In 1996, the net cash used by investing activities was $7,550,000. This use of cash was generated by the increase in certificates of deposit purchased during 1996. For the six months ended June 30, 1997, net cash provided by investing activities was $2,469,000. For the six months ended June 30, 1996, net cash used by investing activities was $9,897,000. The majority of this cash was used to purchase additional certificates of deposit in both periods. In each of the years presented, Savers Life purchased and sold U.S. Treasury Bonds and Notes in order to take advantage of short-term interest gains. During 1995, $15.4 million in bonds were acquired and sold in the same year. During 1996, $14.2 million in bonds were acquired and sold in the same year. Certificates of deposit are typically short-term in nature, with maturities of six months or less. This generated large volumes of transactions in each of the years presented as these certificates matured and were re-invested. Certificates of deposit have become a significant part of the investment portfolio of Savers Life during the past three years. After the Merger is completed, it is expected that Savers Life's holdings in certificates of deposit will decrease significantly as higher yielding assets with longer maturities are purchased.

     Financing activities of Savers Life are insignificant to the cash flow and financial position. Savers Life has no debt and only limited capital stock transactions.

     If the Merger is not completed, no significant liquidity requirements will be generated. Growth of product lines will need to be monitored carefully to assure that statutory surplus strain is avoided.

                                    EXPERTS

     The consolidated financial statements and schedules of SMC at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, is based in part on the report of KPMG Audit, independent auditors. The financial statements referred to above are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

     The financial statements of Savers Life at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing herein have been audited by D. E. Gatewood and Company, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The validity of the SMC Common Stock constituting the Common Stock Issuance will be passed upon for SMC by Stephen M. Coons, Esq., general counsel to SMC, 9100 Keystone Crossing, Indianapolis, Indiana 46240. Mr. Coons owns 21,584 shares of SMC Common Stock and has outstanding options to purchase an additional 137,760 shares of SMC Common Stock as of the date hereof and is an Executive Vice President and Director of SMC. Certain tax matters in connection with the Merger will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina.

                             STOCKHOLDER PROPOSALS

     A stockholder of SMC may bring business before the SMC Annual Meeting. To do so, such stockholder must give written notice thereof, containing the information required by SMC's Bylaws, to the Secretary of SMC. Any such notice must be received at the principal executive office of SMC not later than the close of business on September 29, 1997.

     In order to be considered for inclusion in SMC's Proxy Statement for its Annual Meeting to be held in 1998, a stockholder's proposal must be received by SMC on or prior to May 22, 1998. Such proposals may be included in next year's Proxy Statement if they comply with certain rules and regulations promulgated by the SEC.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires SMC's executive officers and directors, and persons who own more than ten percent (10%) of the SMC Common Stock ("Reporting Persons"), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish SMC with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such forms received by it and written representations from certain Reporting Persons, SMC believes that during fiscal 1996 its Reporting Persons complied with all filing requirements applicable to them except that Mr. Borns filed one late report for one transaction.

                      ANNUAL REPORT TO STOCKHOLDERS OF SMC

     A COPY, WITHOUT EXHIBITS, OF SMC'S ANNUAL REPORT ON FORM 10-K/A NO. 2 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996 WILL BE PROVIDED WITHOUT CHARGE TO ANY SMC OR SAVERS LIFE STOCKHOLDER SUBMITTING A WRITTEN REQUEST FOR SUCH REPORT TO KEVIN WEDMORE AT STANDARD MANAGEMENT CORPORATION, 9100 KEYSTONE CROSSING, INDIANAPOLIS, INDIANA 46240.

                                 OTHER MATTERS

     The SMC Board knows of no other matters to be presented at the SMC Annual Meeting, but if any other matters should properly come before the meeting, it is intended that the persons named in the accompanying proxy card will vote on such matters in accordance with their best judgment.

     The Savers Life Board knows of no other matters to be presented at the Savers Life Special Meeting, but if any other matters should properly come before the meeting, it is intended that the persons named in the accompanying proxy card will vote on such matters in accordance with their best judgment.

                                    GLOSSARY

     The following Glossary includes definitions of certain general insurance terms.

A.M. BEST COMPANY, INC. ("A.M.
  BEST")......................   A rating organization reporting on the
                                 financial condition of insurance companies.
                                 A.M. Best's Ratings are assigned to virtually every significant insurer operating in the United States.

ANNUITY.......................   A contract that pays a periodic income benefit
                                 for the life of a person (the annuitant), the lives of two or more persons or a specified period of time.

ASSET VALUATION RESERVE
("AVR").......................   AVR is established under statutory accounting
                                 practices as a liability on a life insurer's statutory financial statements. AVR establishes statutory reserves for mortgage loans, equity real estate interests and joint ventures as well as for those investments (fixed maturities and common and preferred stock) formerly subject to Mandatory Securities Valuation
                                 Reserve ("MSVR"). AVR generally captures all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. AVR has no effect on financial statements prepared in conformity with GAAP.

ASSUMPTION REINSURANCE........   A form of reinsurance under which the
                                 contractual relationship with the insured, as well as all liabilities and policy administration responsibilities, is intended to pass to the reinsurer. In some jurisdictions, approval of the insured is required in order to effect the change in insurers.

CEDING........................   The transfer of all or a portion of a risk from
                                 one insurer to another.

CLOSED BLOCK..................   A group of in force life insurance policies or
                                 annuity contracts that SMC has issued or assumed but no longer markets.

COINSURANCE INDEMNITY
REINSURANCE...................   Coinsurance is a form of indemnity reinsurance
                                 in which the ceding company and reinsurer share agreed upon percentages of the premiums, claims, surrenders and other benefits related to the underlying policies.

COLLATERALIZED MORTGAGE
OBLIGATIONS ("CMOS")..........   Debt obligations issued by a special purpose
                                 entity that are collateralized by and payments linked to a pool of mortgages or mortgage backed securities. The CMOs are priced based on their own maturity and rate of return rather than those of the underlying mortgage.

CREDITING RATE................   The interest rate credited on a life insurance
                                 policy or annuity contract. This credited interest rate may be a guaranteed fixed rate, a variable rate or some combination of both.

DEFERRED ANNUITY (SINGLE
PREMIUM DEFERRED ANNUITY
  ("SPDA")/FLEXIBLE PREMIUM
  DEFERRED ANNUITY
  ("FPDA"))...................   An annuity that (i) can be paid either with a
                                 single premium (SPDA) or an initial premium and additional optional premiums (FPDA) and (ii) includes a schedule of periodic income benefits to commence after an accumulation period.

DEFERRED POLICY ACQUISITION
COSTS ("DAC").................   Commissions and other selling expenses which
                                 vary with and are directly related to the production of business. These acquisition costs are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in conformity with GAAP.

DEPOSITS......................   All payments and other consideration received
                                 on certain contracts, principally annuities and universal and investment-type contracts. These amounts are not included in revenues under GAAP but are included directly in policyholder account balances.

INDEMNITY REINSURANCE.........   The practice whereby the reinsurer, in
                                 consideration of premiums received, agrees to indemnify the ceding company or reinsured, for all or a portion of the liability under a policy or policies of insurance issued by the ceding company, which is not discharged of the liability.

INTEREST MAINTENANCE RESERVE
  ("IMR").....................   IMR is established under statutory accounting
                                 practices as a liability on a life insurer's statutory financial statements and applies to all types of fixed income investments (bonds, preferred stocks, mortgage-backed securities and mortgage loans). IMR captures the net gains from changes in the overall level of interest rates which are realized upon the sale of investments and amortizes these net gains into income over the remaining life of each investment sold. IMR has no effect on financial statements prepared in conformity with GAAP.

LAPSE.........................   Termination of a policy because of surrender,
                                 failure to pay a premium or lack of sufficient cash value to maintain in force status.

MODIFIED COINSURANCE INDEMNITY
  REINSURANCE ("MODCO").......   Modco indemnity reinsurance contracts are
                                 similar to coinsurance indemnity reinsurance, with the exception that the ceding company retains assets that are equal to the statutory reserves on the underlying policies reinsured.
                                 The ceding company is obligated to credit interest on the outstanding amount of those funds.

NATIONAL ASSOCIATION OF
INSURANCE COMMISSIONERS
  ("NAIC")....................   An association made up of the officials of each
                                 state responsible for the administration of that state's insurance laws.

PAYOUT ANNUITY................   An annuity for which benefits are being paid.

PERSISTENCY...................   Measurement of life insurance or other
                                 insurance policies remaining in force from year to year.

PREMIUMS......................   Payments and considerations received during the
                                 year on policies and contracts, other than annuities and universal life and investment-type contracts, issued or reinsured
                                 (assumed less ceded) by an insurance company and accounted for as revenues under GAAP.

RECAPTURE.....................   Provision whereby a ceding company may reduce
                                 or eliminate existing reinsurance.

RESERVES......................   Liabilities established by insurers to reflect
                                 the estimated discounted present value of cost of claims payments or contract liabilities and the related expenses that the insurer will ultimately be required to pay in respect of insurance or annuities it has written.

RISK BASED CAPITAL ("RBC")....   A method of measuring the minimum amount of
                                 capital appropriate for an insurance company to support its overall business operation in consideration of its size and risk profile. A company's RBC is calculated by applying factors to various asset, premium and reserve items.
                                 RBC standards are used by regulators to set in motion appropriate regulatory actions relating to insurers that show indications of weak or deteriorating conditions.

SEPARATE ACCOUNT..............   A segregation of assets (and related earnings)
                                 for the exclusive benefit of a particular policyholder.

STATUTORY ACCOUNTING..........   Those accounting practices prescribed or
                                 permitted by an insurer's domiciliary state insurance regulator for purposes of financial reporting to regulators.

STATUTORY RESERVES............   Amounts established by state insurance law that
                                 an insurer must have available to provide for future obligations with respect to all policies. Reserves are liabilities on the balance sheet prepared in conformity with statutory accounting practices.

STATUTORY SURPLUS.............   The excess of statutory admitted assets over
                                 statutory liabilities.

SURPLUS STRAIN................   For any policy, the excess of first year
                                 statutory reserves and policy acquisition costs over first year premiums.

SURRENDERS AND WITHDRAWALS....   Surrenders of life insurance polices and
                                 annuity contracts for their entire net cash surrender values and withdrawals of a portion of such values.

TERM LIFE INSURANCE...........   Life insurance protection during a certain
                                 number of years, but expiring without policy cash value if the insured survives the stated period.

UNDERWRITING..................   Process of examining, accepting or rejecting
                                 insurance risks, and classifying those
                                 accepted, in order to charge an appropriate premium for each risk.

UNIT LINKED PRODUCTS..........   An investment product that includes a provision
                                 for benefit payments to vary according to the investment experience of the separate account in which the amounts paid to provide this policy are allocated; similar to U.S. produced variable life products.

UNIVERSAL LIFE INSURANCE......   Life insurance under which (i) premiums are
                                 generally flexible, (ii) the level of death benefits may be adjusted and (iii) expenses and other charges are specifically disclosed to a purchaser. This policy is sometimes referred to as unbundled life insurance because its three basic elements (investment earnings, cost of protection and expense charges) are separately identified both in the policy and in an annual report to the policyholder.

WHOLE LIFE INSURANCE..........   Permanent life insurance offering guaranteed
                                 death benefits and guaranteed cash values.

                        STANDARD MANAGEMENT CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       AND FINANCIAL STATEMENT SCHEDULES

                                                              PAGE
                                                              ----
UNAUDITED FINANCIAL STATEMENTS:
Consolidated Balance Sheets -- June 30, 1997 (Unaudited) and
  December 31, 1996 (Audited)...............................   F-2
Consolidated Statements of Operations -- For the Three
  Months and Six Months Ended June 30, 1997 and 1996
  (Unaudited)...............................................   F-3
Consolidated Statements of Shareholders' Equity -- For the
  Six Months Ended June 30, 1997 and 1996 (Unaudited).......   F-4
Consolidated Statements of Cash Flows -- For the Six Months
  Ended June 30, 1997 and 1996 (Unaudited)..................   F-5
Notes to Consolidated Financial Statements (Unaudited)......   F-6
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors..............................  F-10
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................  F-12
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1995 and 1994..........................  F-13
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1996, 1995 and 1994..............  F-14
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1995 and 1994..........................  F-15
Notes to Consolidated Financial Statements..................  F-16
FINANCIAL STATEMENT SCHEDULES:
The following consolidated financial statement schedules are included herein and should be read in conjunction with the
  Audited Consolidated Financial Statements.
Schedule II -- Condensed Financial Information of Registrant
  (Parent Company) for the Years Ended December 31, 1996,
  1995 and 1994.............................................  F-42
Schedule IV -- Reinsurance for the Years Ended December 31,
  1996, 1995 and 1994.......................................  F-47
Schedules not listed above have been omitted because they
are not applicable or are not required, or because the
required information is included in the Audited Consolidated
Financial Statements or Notes thereto.

                        STANDARD MANAGEMENT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               JUNE 30,        DECEMBER 31,
                                                                 1997              1996
                                                               --------        ------------
                                                              (UNAUDITED)       (AUDITED)
                           ASSETS
Investments:
  Securities available for sale:
    Fixed maturity securities, at fair value (amortized
     cost: $352,642 in 1997 and $349,151 in 1996)...........    $350,513         $347,310
    Equity securities, at fair value (cost: $55 in 1997 and
     $58 in 1996)...........................................          63               62
  Mortgage loans, at unpaid principal balances..............       2,297            3,035
  Policy loans, at unpaid principal balances................       9,258            9,903
  Real estate, at depreciated cost..........................         537              546
  Other invested assets.....................................       1,113              865
  Short-term investments, at cost, which approximates fair
    value...................................................      18,381            8,417
                                                                --------         --------
      Total investments.....................................     382,162          370,138
Cash........................................................       9,823            5,113
Accrued investment income...................................       6,524            6,198
Amounts due and recoverable from reinsurers.................      69,157           68,811
Deferred policy acquisition costs...........................      21,274           18,078
Present value of future profits, less accumulated
  amortization of $4,399 in 1997 and $3,520 in 1996.........      22,738           23,806
Excess of acquisition cost over net assets acquired, less
  accumulated amortization of $369 in 1997 and $314 in
  1996......................................................       2,205            2,260
Other assets................................................       4,957            5,463
Assets held in separate accounts............................     134,808          128,546
                                                                --------         --------
      Total assets..........................................    $653,648         $628,413
                                                                ========         ========
LIABILITIES, REDEEMABLE SECURITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Future policy benefits:
    Interest-sensitive annuities and other financial
     products...............................................    $346,662         $333,633
    Traditional life insurance..............................      87,566           87,106
                                                                --------         --------
      Total future policy benefits..........................     434,228          420,739
  Policy claims and other policyholders' benefits and
    funds...................................................       4,740            4,585
                                                                --------         --------
                                                                 438,968          425,324
  Accounts payable and accrued expenses.....................       5,716            6,189
  Obligations under capital lease...........................         395              637
  Notes payable.............................................      26,180           20,060
  Deferred federal income taxes.............................       3,427            3,206
  Excess of net assets acquired over acquisition cost, less
    accumulated amortization of $4,532 in 1997 and $3,839 in
    1996....................................................       2,081            2,775
  Liabilities related to separate accounts..................     134,808          128,546
                                                                --------         --------
      Total liabilities.....................................     611,575          586,737
Class S Cumulative Convertible Redeemable Preferred Stock,
  par value $10 per share:
  Authorized 300,000 shares; issued and outstanding 158,239
    shares in 1997 and 159,889 shares in 1996, redemption
    value of $10 per share plus accumulated and unpaid
    dividends...............................................       1,825            1,757
Shareholders' Equity:
  Preferred Stock, no par value:
    Authorized 700,000 shares; none issued and
     outstanding............................................          --               --
  Common Stock, no par value:
    Authorized 20,000,000 shares; issued 5,752,499 shares...      40,481           40,481
  Treasury stock, at cost, 752,356 shares in 1997 and
    728,229 shares in 1996 (deduction)......................      (3,660)          (3,528)
  Unrealized loss on securities available for sale..........        (835)            (746)
  Foreign currency translation adjustment...................          (1)             691
  Retained earnings.........................................       4,263            3,021
                                                                --------         --------
      Total shareholders' equity............................      40,248           39,919
                                                                --------         --------
      Total liabilities, redeemable securities and
       shareholders' equity.................................    $653,648         $628,413
                                                                ========         ========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED         SIX MONTHS ENDED
                                                              JUNE 30,                  JUNE 30,
                                                       ----------------------    ----------------------
                                                         1997         1996         1997         1996
                                                         ----         ----         ----         ----
Revenues:
  Premium income...................................    $   1,665    $   5,630    $   3,562    $   7,129
  Net investment income............................        7,147        4,731       14,346        9,391
  Net realized investment gains....................           32          218          206          456
  Gain on disposal of subsidiaries.................           --           --           --          886
  Policy charges...................................        1,344          690        2,783        1,214
  Amortization of excess of net assets acquired
    over acquisition cost..........................          347          347          694          694
  Management fees and similar income from separate
    accounts.......................................          367          452          838          836
  Other income.....................................          390          597          881          915
                                                       ---------    ---------    ---------    ---------
    Total revenues.................................       11,292       12,665       23,310       21,521
Benefits and expenses:
  Benefits and claims..............................        1,979        6,396        4,368        7,223
  Interest credited on interest-sensitive annuities
    and
    other financial products.......................        4,172        2,358        8,166        5,004
  Salaries and wages...............................        1,453        1,255        2,904        2,463
  Amortization.....................................          752          712        1,577        1,159
  Other operating expenses.........................        1,441        1,795        3,317        3,910
  Interest expense and financing costs.............          548          154        1,078          277
                                                       ---------    ---------    ---------    ---------
    Total benefits and expenses....................       10,345       12,670       21,410       20,036
Income (loss) before federal income taxes,
  extraordinary gain on early redemption of
  redeemable preferred stock and preferred stock
  dividends........................................          947           (5)       1,900        1,485
Federal income tax expense (credit)................          265           57          575       (1,118)
                                                       ---------    ---------    ---------    ---------
Income (loss) before extraordinary gain on early
  redemption of redeemable preferred stock and
  preferred stock dividends........................          682          (62)       1,325        2,603
Extraordinary gain on early redemption of
  redeemable preferred stock, net of $ -- federal
  income tax.......................................           --          166           --          267
                                                       ---------    ---------    ---------    ---------
NET INCOME.........................................          682          104        1,325        2,870
Preferred stock dividends..........................           41           66           83          112
                                                       ---------    ---------    ---------    ---------
Earnings available to common shareholders..........    $     641    $      38    $   1,242    $   2,758
                                                       =========    =========    =========    =========
Earnings per share:
  Income (loss) before extraordinary gain on early
    redemption of redeemable preferred stock and
    preferred stock dividends......................    $     .13    $    (.01)   $     .25    $     .50
  Extraordinary gain on early redemption of
    redeemable preferred stock.....................           --          .03           --          .05
                                                       ---------    ---------    ---------    ---------
  NET INCOME.......................................          .13          .02          .25          .55
  Preferred stock dividends........................          .01          .01          .01          .01
                                                       ---------    ---------    ---------    ---------
  Earnings available to common shareholders........    $     .12    $     .01    $     .24    $     .54
                                                       =========    =========    =========    =========
Weighted average number of shares outstanding:
  Common shares....................................    5,014,099    4,760,656    5,019,136    4,866,850
  Common equivalent shares.........................      243,794      126,815      267,570      612,358
                                                       ---------    ---------    ---------    ---------
                                                       5,257,893    4,887,471    5,286,706    5,479,208
                                                       =========    =========    =========    =========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               SIX MONTHS ENDED JUNE 30,
                                                       -----------------------------------------
                                                            AMOUNTS               SHARES
                                                       -----------------   ---------------------
                                                        1997      1996       1997        1996
                                                        ----      ----       ----        ----
Common Stock:
  Balance, beginning of period.......................  $40,481   $39,808   5,752,499   5,459,573
     Issuance of common stock........................       --       100          --      20,000
     5% common stock dividend........................       --       850          --     272,926
                                                       -------   -------   ---------   ---------
  Balance, end of period.............................   40,481    40,758   5,752,499   5,752,499
                                                       -------   -------   ---------   ---------
Treasury stock (at cost):
  Balance, beginning of period.......................   (3,528)   (2,621)   (728,229)   (502,025)
     Treasury stock acquired.........................     (136)   (2,104)    (25,000)   (426,026)
     5% common stock dividend........................       --        --          --     (46,402)
     Reissuance of treasury stock in connection with
       exercise of stock options.....................        4         2         873         349
                                                       -------   -------   ---------   ---------
  Balance, end of period.............................   (3,660)   (4,723)   (752,356)   (974,104)
                                                       -------   -------   ---------   ---------
Unrealized gain (loss) on securities:
  Balance, beginning of period.......................     (746)    2,582
     Change in unrealized gain (loss) on securities
       available for sale, net.......................      (89)   (4,595)
                                                       -------   -------
  Balance, end of period.............................     (835)   (2,013)
                                                       -------   -------
Foreign currency translation adjustments:
  Balance, beginning of period.......................      691     1,159
     Translation adjustments for the period..........     (692)     (222)
                                                       -------   -------
  Balance, end of period.............................       (1)      937
                                                       -------   -------
Retained earnings (deficit):
  Balance, beginning of period.......................    3,021      (686)
     Net income......................................    1,325     2,870
     5% common stock dividend, plus cash in lieu of
       fractional shares.............................       --      (850)
     Preferred stock dividend........................      (83)     (112)
                                                       -------   -------
  Balance, end of period.............................    4,263     1,222
                                                       -------   -------
Total shareholders' equity and common shares
  outstanding........................................  $40,248   $36,181   5,000,143   4,778,395
                                                       =======   =======   =========   =========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1997       1996
                                                                ----       ----
OPERATING ACTIVITIES
Net income..................................................  $  1,325   $   2,870
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Amortization of deferred policy acquisition costs.........       469         575
  Policy acquisition costs deferred.........................    (3,598)     (2,506)
  Deferred federal income taxes.............................       270        (244)
  Depreciation and amortization.............................       728         200
  Future policy benefits and reinsurance recoverable........     5,334         658
  Policy claims and other policyholders' benefits and
     funds..................................................       205        (405)
  Net realized investment gains.............................      (206)       (456)
  Accrued investment income.................................      (327)       (535)
  Extraordinary gain on early redemption of redeemable
     preferred stock........................................        --        (267)
  Other.....................................................       190       1,744
                                                              --------   ---------
     Net cash provided by operating activities..............     4,390       1,634
FINANCING ACTIVITIES
Borrowings..................................................     5,628       2,600
Repayments on long term debt and capital lease obligation...      (265)       (239)
Premiums received on interest-sensitive annuities and other
  financial products credited to policyholder account
  balances, net of premiums ceded...........................    25,127      18,796
Return of policyholder account balances on
  interest-sensitive annuities and other financial products,
  net of premiums ceded.....................................   (17,317)     (9,403)
Redemption of redeemable preferred stock....................       (15)       (442)
Reissuance of treasury stock in connection with exercise of
  stock options.............................................         4          --
Proceeds from common and treasury stock sales...............        --         102
Purchase of Common Stock for treasury.......................      (136)     (2,104)
                                                              --------   ---------
     Net cash provided by financing activities..............    13,026       9,310
INVESTING ACTIVITIES
Fixed maturity securities available for sale:
  Purchases.................................................   (90,762)   (107,403)
  Sales.....................................................    70,702      77,578
  Maturities................................................    16,241       3,562
Short-term investments, net.................................    (9,965)      5,423
Other investments, net......................................     1,078      (3,218)
Proceeds from sale of First International Life Insurance
  Company, less cash transferred to seller of $265..........        --      11,228
                                                              --------   ---------
     Net cash provided (used) by investing activities.......   (12,706)    (12,830)
                                                              --------   ---------
Net increase (decrease) in cash.............................     4,710      (1,886)
Cash at beginning of period.................................     5,113       5,762
                                                              --------   ---------
Cash at end of period.......................................  $  9,823   $   3,876
                                                              ========   =========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The results of operations for the interim periods shown in this report are not necessarily indicative of the results that may be expected for the fiscal year. This is particularly true in the life insurance industry, where mortality results in interim periods can vary substantially from such results over a longer period. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. All such adjustments are of a normal recurring nature. Certain amounts in the 1996 Consolidated Financial Statements and Notes have been reclassified to conform with the 1997 presentation.

     The nature of the insurance business of Standard Management Corporation and its consolidated subsidiaries ("SMC" or "the Company") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For example, the Company uses significant estimates and assumptions in calculating deferred policy acquisition costs, present value of future profits, goodwill, future policy benefits and deferred federal income taxes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

     The consolidated financial statements as of and for the three months and six months ended June 30, 1997 include the assets and liabilities and results of operations of Shelby Life Insurance Company ("Shelby Life") which was acquired and merged into Standard Life Insurance Company of Indiana ("Standard Life"), a wholly-owned subsidiary of Standard Management Corporation ("Standard Management"), the parent company, effective November 1, 1996.

     For further information, refer to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 10-K of Standard Management for the year ended December 31, 1996.

NOTE 2 -- COMMON STOCK

     Standard Management declared a 5% stock dividend on shares of its SMC Common Stock for shareholders of record on May 17, 1996 which was distributed on June 21, 1996. All applicable number of shares and per share amounts included in the consolidated financial statements and notes have been retroactively adjusted to reflect this stock dividend for all periods presented.

NOTE 3 -- NOTE PAYABLE

     In connection with the acquisition of Shelby Life, Standard Management borrowed $4,000 from an insurance company pursuant to a subordinated convertible debt agreement which was due in December 2003 and required interest payments in cash at 12% per annum, or, if Standard Management chose, in non-cash additional subordinated convertible debt notes at 14% per annum until December 31, 2000. At June 30, 1997, this subordinated convertible debt agreement was amended at the principal amount of $4,372 which is due July 2004 unless previously converted, and requires interest payments in cash on January 1 and July 1 of each year at 10% per annum. At June 30, 1997, SMC borrowed an additional $5,628 from an insurance company pursuant to another subordinated convertible debt agreement (collectively, the "Notes") which is due July 2004 unless previously converted, and requires interest payments in cash on January 1 and July 1 of each year at 10% per annum. Proceeds from the additional borrowings were used for contributions to surplus of insurance subsidiaries of $2,400, redemption of Class S Cumulative Convertible Redeemable Preferred Stock

                        STANDARD MANAGEMENT CORPORATION

          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 -- NOTE PAYABLE (CONTINUED)
("Class S Preferred Stock") of approximately $1,840, and the balance for other general corporate purposes. The Notes are convertible into SMC Common Stock at the rate of $5.747 per share.

     The Notes may be prepaid in whole or in part at the option of Standard Management commencing on July 1, 2000 at redemption prices equal to 105% of the principal amount (plus accrued interest) and declining to 102% of the principal amount (plus accrued interest). The Notes may be prepaid prior to July 1, 2000 under certain limited circumstances. The Notes are subject to certain restrictions and covenants including, among other things, certain minimum financial ratios, minimum consolidated equity requirements for Standard Management, positive net income, minimum statutory surplus requirements for the Company's insurance subsidiaries and certain limitations on acquisitions, additional indebtedness, investments, mergers, consolidations and sales of assets.

NOTE 4 -- REDEEMABLE PREFERRED STOCK

     In connection with the class action lawsuit settlement in March 1995, 300,000 shares designated as Class S Preferred Stock, $10.00 per share par value, were issued February 8, 1996. The Class S Preferred Stock is redeemable in February 2003, has an 11% annual cumulative dividend payable in February 2003, and is convertible into SMC Common Stock at $7.62 per share until February 1998 and $10.00 per share thereafter, subject to adjustment under a formula intended to protect against dilution.

     Standard Management may voluntarily redeem the Class S Preferred Stock prior to February 2003 at par value plus accumulated and unpaid dividends. In February 1996, Standard Management instituted a program to repurchase from time to time up to 300,000 shares of its Class S Preferred Stock in the open market or private negotiated transactions. As of June 30, 1997, Standard Management has repurchased and retired 141,761 shares of Class S Preferred Stock on the open market at a cost of $964. These repurchases resulted in an extraordinary gain on early redemption of redeemable preferred stock of $166 and $267 for the three and six month periods ended June 30, 1996. Effective as of August 1, 1997, Standard Management redeemed all of its issued and outstanding Class S Preferred Stock at $10.00 per share plus accumulated and unpaid dividends.

NOTE 5 -- NET UNREALIZED LOSS ON SECURITIES AVAILABLE FOR SALE

     The components of the balance sheet caption "Unrealized loss on securities available for sale" in shareholders' equity are summarized as follows:

                                                                JUNE 30,       DECEMBER 31,
                                                                  1997             1996
                                                                --------       ------------
Fair value of securities available for sale.................    $350,576         $347,372
Amortized cost of securities available for sale.............     352,697          349,209
                                                                --------         --------
     Gross unrealized loss on securities available for
      sale..................................................      (2,121)          (1,837)
Adjustments for:
  Deferred policy acquisition costs.........................         858              696
  Present value of future profits...........................           4               20
  Deferred federal income tax recoverable...................         424              375
                                                                --------         --------
     Net unrealized loss on securities available for sale...    $   (835)        $   (746)
                                                                ========         ========

                        STANDARD MANAGEMENT CORPORATION

          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 -- INCOME TAXES

     The effective consolidated federal income tax expense (credit) rate for the Company was 28% and 30% for the three and six months ended June 30, 1997, compared to (11)% and (75)% for the three and six months ended June 30, 1996. The effective rates in 1997 are less than the statutory rates primarily because the amortization of excess of net assets acquired over acquisition cost resulting from the acquisition of Standard Management International is not subject to U.S. income tax. The large credit for the six months ended June 30, 1996 is primarily due to tax benefits of $1,420 related to the sale of First International Life Insurance Company ("First International") (see Note 7).

NOTE 7 -- DISPOSAL OF SUBSIDIARIES

     On March 18, 1996, Standard Life completed the sale of a duplicate charter associated with its wholly-owned subsidiary, First International, to Guardian Insurance and Annuity Co., Inc. ("GIAC"), a subsidiary of The Guardian Group, New York, New York. Standard Life received proceeds of $10,393, including $1,500 for the charter and licenses associated with First International. Standard Life realized a net pretax gain of $1,042 and a tax benefit of $1,420 on this sale or $2,462 ($.45 per share) for the six months ended June 30, 1996. In addition, First International, Standard Life and GIAC have entered into a series of other agreements that include provisions for Standard Life to continue to administer First International policies in force at the date of sale and for Standard Life to continue to receive the profit stream from the majority of First International's in force business at the date of sale.

     In an unrelated matter, the Company decided in February 1996 to terminate the reinsurance agreement between Standard Reinsurance of North America Ltd. ("Standard Reinsurance") and Salamandra Joint-Stock Insurance Company in Ukraine ("Salamandra"), and not to renew the Barbados license of Standard Reinsurance due to an insignificant amount of reinsurance premium volume. This resulted in the termination of Standard Reinsurance operations and the write-off of the Company's investment in Standard Reinsurance and certain intangible assets of Standard Reinsurance amounting to $156 ($.03 per share) for the six months ended June 30, 1996.

     The combined effect of the gain on sale of First International and related contracts, and the Standard Reinsurance write-offs, was an increase in revenues of $886 and a tax benefit of $1,420, for net income effect of approximately $2,306 or $.42 per share for the six months ended June 30, 1996.

NOTE 8 -- PENDING ACQUISITION

     The Company has entered into an Agreement and Plan of Merger dated as of December 19, 1996, as amended, with Savers Life Insurance Company ("Savers Life"). Savers Life offers retirement products and Medicare supplement insurance through 5,000 independent brokers, primarily in North Carolina, South Carolina and Virginia. The Company will pay approximately $14,200 plus acquisition costs for the approximately $80,000 asset company, with shareholders of Savers Life initially receiving $8.00 for each share of Savers Life Common Stock, consisting of SMC Common Stock and an election of up to $1.50 per share in cash. The proposed acquisition is subject to normal closing conditions including Standard Management and Savers Life shareholder approval and approval by applicable regulatory authorities. The acquisition is expected to close during 1997.

                        STANDARD MANAGEMENT CORPORATION

          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 9 -- RECENTLY ISSUED ACCOUNTING STANDARD

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." SFAS No. 128 is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate prior periods. SFAS No. 128 will eliminate the presentation of primary earnings per share and replace it with basic earnings per share. Basic earnings per share differs from primary earnings per share because common stock equivalents are not considered in computing basic earnings per share. Fully diluted earnings per share will be replaced with diluted earnings per share. Diluted earnings per share is similar to fully diluted earnings per share, except in determining the number of dilutive shares outstanding for options and warrants, the proceeds that would be received upon the conversion of all dilutive options and warrants are assumed to be used to repurchase the Company's common shares at the average market price of such stock during the period. For fully diluted earnings per share, the higher of the average market price or ending market price is used. The impact is expected to result in an increase in primary earnings per share for the quarter ended June 30, 1997 of $.01 per share and the six months ended June 30, 1997 and 1996 of $.01 and $.04 per share, respectively. There will be no change in the primary earnings per share for the quarter ended June 30, 1996. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

NOTE 10 -- RESTATEMENT

     The Company has restated the previously issued June 30, 1996 consolidated financial statements for recognition of administration fee income. Effective May 31, 1996, Standard Life terminated by recapture a reinsurance agreement with National Mutual Life Insurance Company ("National Mutual"). In connection with this transaction, the Company recorded the collection of administration fees of $375 from National Mutual for services provided in prior years as a reduction to present value of future profits. Previously the administration fees were recorded as revenues. The following summarizes the net effect of the restatement:

                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
                                                         JUNE 30, 1996                    JUNE 30, 1996
                                                  ---------------------------      ---------------------------
                                                  AS PREVIOUSLY                    AS PREVIOUSLY
                                                    REPORTED         RESTATED        REPORTED         RESTATED
                                                  -------------      --------      -------------      --------
Income before federal income taxes,
  extraordinary gain on early redemption of
  redeemable preferred stock and preferred stock                      $
  dividends.....................................      $370                (5)         $1,860           $1,485
Net income......................................       351              104            3,117            2,870
Net income per share............................       .07              .02              .59              .55

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Standard Management Corporation

     We have audited the accompanying consolidated balance sheets of Standard Management Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedules listed in the Index. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the consolidated balance sheets at September 30, 1996 and 1995 or the consolidated statements of operations, shareholder's equity and cash flows for the three years ended September 30, 1996 of Standard Management International S.A. and subsidiaries, a wholly owned subsidiary group, which financial statements reflect assets totaling approximately 23% and 28% of the Company's consolidated assets at December 31, 1996 and 1995 and revenues totaling approximately 9%, 12% and 14% of consolidated revenues for each of the three years in the period ended December 31, 1996. Those financial statements, which as explained in Note 1 are included in the Company's consolidated balance sheets at December 31, 1996 and 1995, and the Company's consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the data included for Standard Management International S.A., is based solely on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Standard Management Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                                               Ernst & Young LLP

Indianapolis, Indiana
March 18, 1997, except for Note 20,
as to which the date is August 21, 1997

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Standard Management International S.A.

     We have audited the consolidated balance sheets of Standard Management International S.A. and subsidiaries as at September 30, 1996 and 1995 and the related consolidated statements of operations, shareholder's equity and cash flows for each of the three years in the period ended September 30, 1996 (none of which aforementioned financial statements are separately presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Standard Management International S.A. and subsidiaries as at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles in the United States of America.

Luxembourg City, Luxembourg

March 12, 1997
KPMG Audit

                        STANDARD MANAGEMENT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1996        1995
                                                                  ----        ----
                                       ASSETS
Investments:
  Securities available for sale:
    Fixed maturity securities, at fair value
      (amortized cost: $349,151 in 1996 and $225,643 in
     1995)..................................................    $347,310    $232,092
    Equity securities, at fair value (cost: $58 in 1996 and
     $52 in 1995)...........................................          62          52
  Mortgage loans on real estate, at unpaid principal
    balances................................................       3,035       2,963
  Policy loans, at unpaid principal balances................       9,903       8,509
  Real estate, at cost less accumulated depreciation of $91
    in 1996 and $81 in 1995.................................         546         556
  Other invested assets.....................................         865       1,367
  Short-term investments, at cost, which approximates fair
    value...................................................       8,417      35,058
                                                                --------    --------
      Total investments.....................................     370,138     280,597
Cash........................................................       5,113       5,762
Accrued investment income...................................       6,198       4,637
Amounts due and recoverable from reinsurers.................      68,811      33,419
Deferred policy acquisition costs...........................      18,078      10,054
Present value of future profits, less accumulated
  amortization of $3,520 in 1996 and
  $2,803 in 1995............................................      23,806      15,246
Excess of acquisition cost over net assets acquired, less
  accumulated amortization of
  $314 in 1996 and $393 in 1995.............................       2,260       3,175
Other assets................................................       5,463       4,003
Assets held in separate accounts............................     128,546     122,705
                                                                --------    --------
      Total assets..........................................    $628,413    $479,598
                                                                ========    ========
            LIABILITIES, REDEEMABLE SECURITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Future policy benefits:
    Interest-sensitive annuities and other financial
     products...............................................    $333,633    $212,500
    Traditional life insurance..............................      87,106      82,762
                                                                --------    --------
      Total future policy benefits..........................     420,739     295,262
  Policy claims and other policyholders' benefits and
    funds...................................................       4,585       2,572
                                                                --------    --------
                                                                 425,324     297,834
  Accounts payable and accrued expenses.....................       6,189       4,880
  Class action litigation and settlement liability..........          --       3,000
  Obligations under capital lease...........................         637       1,084
  Notes payable.............................................      20,060       3,107
  Deferred federal income taxes.............................       3,206       2,583
  Excess of net assets acquired over acquisition cost, less
    accumulated amortization of
    $3,839 in 1996 and $2,451 in 1995.......................       2,775       4,163
  Liabilities related to separate accounts..................     128,546     122,705
                                                                --------    --------
      Total liabilities.....................................     586,737     439,356
Class S Cumulative Convertible Redeemable Preferred Stock,
  par value $10 per share:
    Authorized 300,000 shares; issued and outstanding
     159,889 shares.........................................       1,757          --
Shareholders' Equity:
  Preferred Stock, no par value:
    Authorized 700,000 shares; none issued and
    outstanding.............................................          --          --
  Common Stock, no par value:
    Authorized 20,000,000 shares
    Issued 5,752,499 shares in 1996 and 5,459,573 in 1995...      40,481      39,808
  Treasury stock, at cost, 728,229 shares in 1996 and
    502,025 shares in 1995 (deduction)......................      (3,528)     (2,621)
  Unrealized gain (loss) on securities available for sale...        (746)      2,582
  Foreign currency translation adjustment...................         691       1,159
  Retained earnings (deficit)...............................       3,021        (686)
                                                                --------    --------
      Total shareholders' equity............................      39,919      40,242
                                                                --------    --------
      Total liabilities, redeemable securities and
       shareholders' equity.................................    $628,413    $479,598
                                                                ========    ========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1996         1995         1994
                                                                ----         ----         ----
Revenues:
  Premium income............................................    $10,468      $ 5,504      $ 4,565
  Net investment income.....................................     20,871       18,517       16,057
  Net realized investment gains.............................      1,302          688          558
  Gain on disposal of subsidiaries..........................        886           --           --
  Policy charges............................................      2,551        2,467        2,031
  Amortization of excess of net assets acquired over
     acquisition cost.......................................      1,388        1,388        1,063
  Management fees and similar income from separate
     accounts...............................................      1,564        1,294        1,888
  Other income..............................................      1,277          380          356
                                                              ---------    ---------    ---------
       Total revenues.......................................     40,307       30,238       26,518
Benefits and expenses:
  Benefits and claims.......................................      9,919        5,791        5,603
  Interest credited on interest-sensitive annuities and
     other
     financial products.....................................     11,281       10,009        8,676
  Salaries and wages........................................      5,053        4,701        3,910
  Amortization..............................................      2,592        2,044        1,215
  Other operating expenses..................................      7,122        6,333        6,563
  Interest expense and financing costs......................        805          118           47
  Class action litigation and settlement costs (credit).....         --         (314)       4,018
                                                              ---------    ---------    ---------
       Total benefits and expenses..........................     36,772       28,682       30,032
                                                              ---------    ---------    ---------
Income (loss) before federal income taxes, extraordinary
  gain on early redemption of redeemable preferred stock and
  preferred stock dividends.................................      3,535        1,556       (3,514)
Federal income tax expense (credit).........................       (730)         243          (78)
                                                              ---------    ---------    ---------
Income (loss) before extraordinary gain on early redemption
  of redeemable preferred stock and preferred stock
  dividends.................................................      4,265        1,313       (3,436)
Extraordinary gain on early redemption of redeemable
  preferred stock, net of $-- federal income tax............        502           --           --
                                                              ---------    ---------    ---------
NET INCOME (LOSS)...........................................      4,767        1,313       (3,436)
Preferred stock dividends...................................        208           --           --
                                                              ---------    ---------    ---------
Earnings available to common shareholders...................    $ 4,559      $ 1,313      $(3,436)
                                                              =========    =========    =========
Earnings per share:
  Income (loss) before extraordinary gain on early
     redemption of redeemable preferred stock and preferred
     stock dividends........................................       $.84         $.25        $(.62)
  Extraordinary gain........................................        .09           --           --
                                                              ---------    ---------    ---------
  NET INCOME (LOSS).........................................        .93          .25         (.62)
  Preferred stock dividends.................................        .03           --           --
                                                              ---------    ---------    ---------
  Earnings available to common shareholders.................       $.90         $.25        $(.62)
                                                              =========    =========    =========
Weighted average number of common and common equivalent
  shares outstanding........................................  5,250,094    5,345,937    5,504,039
                                                              =========    =========    =========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------
                                                      AMOUNTS                      NUMBER OF SHARES
                                            ----------------------------   ---------------------------------
                                             1996      1995       1994       1996        1995        1994
                                             ----      ----       ----       ----        ----        ----
Common Stock:
  Balance, beginning of year..............  $39,808   $39,695   $ 36,348   5,459,573   5,457,906   4,820,739
    Issuance of common stock..............      100        --         --      20,000          --          --
    5% common stock dividend..............      850        --         --     272,926          --          --
    Issuance of common stock warrants.....      285       107         --          --          --          --
    Repurchase of common stock warrants...     (600)       --         --          --          --          --
    Gain on reissuance of treasury stock
       in connection with purchase of
       Shelby Life........................       38        --         --          --          --          --
    Issuance of common stock in connection
       with exercise of stock options.....       --         6         --          --       1,667          --
    Issued in connection with the offshore
       offering at an average per share
       price of $5.85 in 1994 less $382 in
       1994 in related issuance costs.....       --        --      3,347          --          --     637,167
                                            -------   -------   --------   ---------   ---------   ---------
  Balance, end of year....................   40,481    39,808     39,695   5,752,499   5,459,573   5,457,906
                                            -------   -------   --------   ---------   ---------   ---------
Treasury stock (at cost):
  Balance, beginning of year..............   (2,621)   (2,221)      (867)   (502,025)   (418,425)   (102,000)
    Treasury stock acquired...............   (2,126)     (400)    (1,354)   (431,026)    (83,600)   (316,425)
    5% common stock dividend..............       --        --         --     (46,402)         --          --
    Reissuance of treasury stock in
       connection with exercise of stock
       options............................        6        --         --       1,224          --          --
    Reissuance of treasury stock in
       connection with purchase of Shelby
       Life...............................    1,213        --         --     250,000          --          --
                                            -------   -------   --------   ---------   ---------   ---------
  Balance, end of year....................   (3,528)   (2,621)    (2,221)   (728,229)   (502,025)   (418,425)
                                            -------   -------   --------   ---------   ---------   ---------
Unrealized gain (loss) on securities:
  Balance, beginning of year..............    2,582   (13,411)        (4)
    Change in unrealized gain (loss) on
       securities available for sale,
       net................................   (3,328)   15,993    (14,538)
    Cumulative effect of adoption of SFAS
       No. 115 as of January 1, 1994 (net
       of deferred federal income taxes of
       $583)..............................       --        --      1,131
                                            -------   -------   --------
  Balance, end of year....................     (746)    2,582    (13,411)
                                            -------   -------   --------
Foreign currency translation adjustments:
  Balance, beginning of year..............    1,159       546         --
    Translation adjustments for the
       year...............................     (468)      613        546
                                            -------   -------   --------
  Balance, end of year....................      691     1,159        546
                                            -------   -------   --------
Retained earnings (deficit):
  Balance, beginning of year..............     (686)   (1,999)     1,437
    Net income (loss).....................    4,767     1,313     (3,436)
    5% common stock dividend, plus cash in
       lieu of fractional shares..........     (850)       --         --
    Loss on reissuance of treasury
       stock..............................       (2)       --         --
    Preferred stock dividend..............     (208)       --         --
                                            -------   -------   --------
  Balance, end of year....................    3,021      (686)    (1,999)
                                            -------   -------   --------
Total shareholders' equity and common
  shares outstanding......................  $39,919   $40,242   $ 22,610   5,024,270   4,957,548   5,039,481
                                            =======   =======   ========   =========   =========   =========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996        1995        1994
                                                                ----        ----        ----
OPERATING ACTIVITIES
Net income (loss)...........................................  $   4,767   $   1,313   $  (3,436)
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
  Amortization of deferred policy acquisition costs.........      1,221       1,142         262
  Policy acquisition costs deferred.........................     (6,169)     (1,863)     (5,462)
  Class action litigation and settlement liability..........         --        (655)      3,655
  Deferred federal income taxes.............................        158         353         (80)
  Depreciation and amortization.............................        544          78         513
  Future policy benefits and reinsurance recoverable........      4,143       6,533       2,490
  Policy claims and other policyholders' benefits and
    funds...................................................        642        (260)        (33)
  Net realized investment gains.............................     (1,302)       (688)       (558)
  Accrued investment income.................................       (770)        347      (1,226)
  Extraordinary gain on early redemption of redeemable
    preferred stock.........................................       (502)         --          --
  Other.....................................................     (1,006)         31       1,097
                                                              ---------   ---------   ---------
      NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES......      1,726       6,331      (2,778)
FINANCING ACTIVITIES
Issuance of Common Stock, net...............................         --           6       3,347
Borrowings, net of debt issuance costs of $208 in 1996 and
  $81 and 1995..............................................     16,792       2,923          --
Repayments on long-term debt and capital lease obligation...       (491)       (353)         --
Short-term borrowings, net..................................         --        (550)        550
Premiums received on interest-sensitive annuities and other
  financial products credited to policyholder account
  balances, net of premiums ceded...........................     42,347      17,524      53,490
Return of policyholder account balances on
  interest-sensitive annuities and other financial products,
  net of premiums ceded.....................................    (17,356)    (17,852)    (10,922)
Redemption of redeemable preferred stock....................       (949)         --          --
Repurchase of Common Stock warrants.........................       (600)         --          --
Proceeds from common and treasury stock sales...............        100          --          --
Purchase of Common Stock for treasury.......................     (2,126)       (400)     (1,353)
                                                              ---------   ---------   ---------
      NET CASH PROVIDED BY FINANCING ACTIVITIES.............     37,717       1,298      45,112
INVESTING ACTIVITIES
Fixed maturity securities available for sale:
  Purchases.................................................   (249,638)   (183,183)   (307,358)
  Sales.....................................................    194,244     191,477     253,773
  Maturities................................................     10,254       7,812       3,768
Purchase of Shelby Life Insurance Company, less cash
  acquired of $32...........................................    (14,618)         --          --
Dividends paid by Shelby Life Insurance Company to former
  parent....................................................     (3,000)         --          --
Purchase of Dixie National Life Insurance Company, less cash
  acquired of $4,626........................................         --      (3,393)         --
Purchase of Standard Management International, less cash
  acquired of $314..........................................         --          --         (67)
Short-term investments, net.................................     11,890     (21,662)      2,104
Other investments, net......................................       (551)      4,082         763
Proceeds from sale of property and equipment under capital
  lease.....................................................         --       1,396          --
Proceeds from sale of First International Life Insurance
  Company, less cash transferred to seller of $265..........     11,327          --          --
                                                              ---------   ---------   ---------
      NET CASH USED BY INVESTING ACTIVITIES.................    (40,092)     (3,471)    (47,017)
                                                              ---------   ---------   ---------
Net increase (decrease) in cash.............................       (649)      4,158      (4,683)
Cash at beginning of year...................................      5,762       1,604       6,287
                                                              ---------   ---------   ---------
CASH AT END OF YEAR.........................................  $   5,113   $   5,762   $   1,604
                                                              =========   =========   =========

          See accompanying notes to consolidated financial statements.

                        STANDARD MANAGEMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Standard Management Corporation ("SMC") is an international insurance holding company, which directly and through its subsidiaries acquires and manages in force life insurance and annuity business and distributes life insurance and annuity products issued by its subsidiaries and a select group of unaffiliated insurers.

     SMC's active subsidiaries at December 31, 1996 include: (i) Standard Life Insurance Company of Indiana ("Standard Life") and its subsidiary, Dixie National Life Insurance Company ("Dixie National Life"), (ii) Standard Management International S.A. ("Standard Management International") and its subsidiaries, Premier Life (Luxembourg) S.A. ("Premier Life (Luxembourg)") and Premier Life (Bermuda) Ltd. ("Premier Life (Bermuda)"), and (iii) Standard Marketing Corporation ("Standard Marketing").

Basis of Presentation

     The accompanying consolidated financial statements of SMC and its subsidiaries (the "Company") have been prepared in conformity with generally accepted accounting principles ("GAAP") and include the accounts of SMC and its majority-owned subsidiaries since acquisition or organization. Subsidiaries that are not majority-owned are reported on the equity method. All significant intercompany balances and transactions have been eliminated.

     The fiscal year end for Standard Management International is September 30. To facilitate reporting on the consolidated level, the fiscal year end for Standard Management International was not changed and the consolidated balance sheets and statements of operations for Standard Management International at September 30, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, are included in the Company's consolidated balance sheets at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996.

Use of Estimates

     The nature of the Company's insurance businesses requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

     The Company classifies its fixed maturity and equity securities as available-for-sale and, accordingly such securities are carried at fair value. Fixed maturity securities include bonds and redeemable preferred stocks. Changes in fair values of securities available for sale, after adjustment for deferred policy acquisition costs, present value of future profits and deferred income taxes, are reported as unrealized gains or losses directly in shareholders' equity and, accordingly, have no effect on net income. The deferred policy acquisition costs and present value of future profits adjustments to the unrealized gains or losses represent valuation adjustments or reinstatements of these assets that would have been required as a charge or credit to operations had such unrealized amounts been realized.

                        STANDARD MANAGEMENT CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The cost of fixed maturity securities is adjusted for amortization of premiums and discounts. The amortization is provided on a constant effective yield method over the life of the securities and is included in net investment income.

     Mortgage-backed and other collateralized securities, classified as fixed maturity securities in the balance sheet, are comprised principally of obligations backed by an agency of the United States government (although generally not by the full faith and credit of the United States government). The Company has reduced the risk normally associated with these investments by primarily investing in highly rated securities and in those that provide more predictable prepayment patterns. The income from these securities is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the income recognized is adjusted currently to match that which would have been recorded had the effective yield been applied since the acquisition of the security. This adjustment is included in net investment income.

     Mortgage loans on real estate and policy loans are carried at unpaid principal balances and are generally collateralized. Real estate investments, which the Company has the intent to hold for the production of income, are carried at cost, less accumulated depreciation. Short-term investments are carried at amortized cost.

Net Realized Investment Gains or Losses

     Net realized investment gains and losses are calculated using the specific identification method and included in the consolidated statements of operations. If the values of investments decline below their amortized cost and this decline is considered to be other than temporary, the amortized cost of these investments is reduced to net realizable value and the reduction is recorded as a realized loss.

Future Policy Benefits

     Liabilities for future policy benefits for deferred annuities and universal life policies are equal to full account value that accrues to the policyholder (cumulative premiums less certain charges, plus interest credited with rates ranging from 4.5% to 9% in 1996 and 4% to 9.75% in 1995). The average credited rate for deferred annuities and universal life policies is 5.35% at December 31, 1996. Liabilities for future policy benefits for immediate annuities are based on the 1983 Basic Annuity Mortality Table with interest rates ranging from 6.5% to 7.5%. Group annuities in payout status are recorded at discounted future cash flows with interest rates ranging from 5.5% to 6.15% in 1996 and 5.5% to 6.5% in 1995.

     Future policy benefits for traditional life insurance contracts are computed using the net level premium method on the basis of assumed investment yields, mortality and withdrawals which were appropriate at the time the policies were issued. Assumed investment yields are based on interest rates ranging from 6.5% to 7.5%. Mortality is based upon various actuarial tables, principally the 1965-1970 Select and Ultimate Table. Withdrawals are based upon Company experience and range from 5% to 20% per year.

Recognition of Insurance Policy Revenue and Related Benefits and Expenses

     Revenue for interest-sensitive annuity contracts consists of policy charges for surrenders and investment income earned. Premiums received for these annuity contracts are reflected as premium deposits and are not recorded as revenues. Expenses related to these annuities include interest credited to policyholder account balances. Revenue for universal life insurance policies consists of policy charges for the cost of insurance, policy administration charges, surrender charges and investment income earned during the period. Expenses related to universal life policies include interest credited to policyholder account balances and death benefits incurred during the period in excess of policyholder account balances.

                        STANDARD MANAGEMENT CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Traditional life insurance and immediate annuity premiums are recognized as premium revenue when due over the premium paying period of the policies. Benefits are charged to expense in the period when claims are incurred and are associated with related premiums through changes in reserves for future policy benefits which results in the recognition of profit over the premium paying period of the policies.

Reinsurance

     Premiums, annuity policy charges, benefits and claims, interest credited and amortization expense are reported net of reinsurance ceded. Reinsurance premiums, annuity policy charges, benefits and claims, interest credited and amortization expense are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Assets Held in Separate Accounts/Liabilities Related to Separate Accounts

     Separate account assets and liabilities are maintained primarily for universal-life contracts written by Standard Management International of which the majority represent unit-linked business where benefits on surrender and maturity are not guaranteed; also there are investment contracts under which fixed benefits are paid to the policyholder and the terms of which are such that there is little or no mortality risk. Separate account assets and liabilities also generally represent funds maintained in accounts to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such policyholders. The assets of each account are segregated and are not subject to claims that arise out of any other business of the Company. Deposits, net investment income and realized gains and losses on separate accounts assets are not reflected in the consolidated statements of operations. Management fees received by Standard Management International for administrative and policyholder maintenance services performed for these separate accounts are included in management fees and similar income from separate accounts in the consolidated statements of operations.

Foreign Currency Translation

     The Company's foreign subsidiaries' balance sheets and statements of operations are translated at the year end exchange rates and average exchange rates for the year, respectively. The resulting unrealized gain or loss adjustment from the translation to U.S. dollars is recorded in the foreign currency translation adjustment as a separate component of shareholders' equity. Other translation adjustments for foreign exchange gains or losses have been reflected in the consolidated statements of operations. Foreign exchange gains or losses relating to policyholders' funds in separate accounts are allocated to the relevant separate account.

Income Taxes

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

     Standard Life and Dixie National Life file separate federal income tax returns and are taxed as separate life insurance companies. SMC, Standard Marketing and other U.S. non-insurance subsidiaries are taxed as regular corporations and file a consolidated return. SMC and its U.S. non-insurance subsidiaries were able to consolidate with Standard Life for income tax purposes beginning in 1996, but do not currently plan to do so.

                        STANDARD MANAGEMENT CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Standard Management International is incorporated as a holding company in the Grand Duchy of Luxembourg and, accordingly, is not currently subject to taxation on income or capital gains. Standard Management International is subject to an annual capital tax which is calculated on the nominal value of the statutory shareholder's equity at an annual rate of .20%. Premier Life (Luxembourg) is a normal commercial taxable company and is subject to income tax at regular corporate rates (statutory corporate rate of 39.39%), and annual capital taxes amounting to approximately 1% of its net equity. Premier Life (Bermuda) is exempt from taxation on income until March 2016 pursuant to a decree from the Minister of Finance in Bermuda. To the extent that such income is taxable under U.S. law, such income will be included in SMC's consolidated return.

Present Value of Future Profits

     Present value of future profits is recorded in connection with acquisitions of insurance companies or a block of policies. The initial value is based on the actuarially determined present value of the projected future gross profits from the in-force business acquired. In selecting the interest rate to calculate the discounted present value of the projected future gross profits, the Company uses the risk rate of return believed to best reflect the characteristics of the purchased policies, taking into account the relative risks of such policies, the cost of funds to acquire the business and other factors. The value of insurance in force purchased is amortized on a constant yield basis over the estimated life of the insurance in force at the date of acquisition in proportion to the emergence of profits over a period of approximately 20 years. For acquisitions the Company made on or before November 19, 1992, the Company amortizes the asset with interest at the same discount rate used to determine the present value of future profits at date of purchase. For acquisitions after November 19, 1992, including the acquisitions of Dixie National Life and Shelby Life, the Company amortizes the asset using the interest rate credited to the underlying policies.

Deferred Policy Acquisition Costs

     Costs relating to the acquisition of universal life insurance, interest-sensitive annuities, and traditional life insurance (primarily commissions and certain costs of marketing, policy issuance and underwriting) which vary with and are directly related to the production of new business are deferred and included in the deferred policy acquisition cost asset to the extent that such costs are recoverable from future related policy revenues. For interest-sensitive annuities and other financial products, deferred policy acquisition costs, with interest, are amortized over the lives of the policies and products in a constant relationship to the present value of estimated future gross profits, discounted using the interest rate credited to the policy. Traditional life insurance deferred policy acquisition costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

     The Company periodically reviews the carrying value of the deferred policy acquisition costs. For interest-sensitive annuities and other financial products, the Company considers estimated future gross profits in determining whether the carrying value is appropriate; for other insurance products, the Company considers estimated future premiums. In all cases, the Company considers expected mortality, interest earned and crediting rates, persistency and expenses. Amortization is adjusted retrospectively for interest-sensitive annuities and other financial products when estimates of future gross profits to be realized are revised.

Excess of Acquisition Cost Over Net Assets Acquired

     The excess of the cost to acquire purchased companies over the fair value of net assets acquired is being amortized on a straight-line basis over periods that generally correspond with the benefits expected to be derived from the acquisitions, usually 20 to 40 years. The Company continually monitors the value of excess of

                        STANDARD MANAGEMENT CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) acquisition cost over net assets acquired ("goodwill") based on estimates of future earnings. If it determines that goodwill has been impaired, the carrying value is reduced with a corresponding charge to expense.

Excess of Net Assets Acquired Over Acquisition Cost

     The excess of the net assets acquired over the cost to acquire purchased companies ("negative goodwill"), after reducing the basis in property and equipment and other noncurrent assets to zero, is being amortized into earnings on a straight-line basis over a five year period.

Stock Options

     The Company recognizes compensation expense for its stock option plan using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock. Under the Company's stock option plans, no expense is recognized since the exercise price equals or exceeds the market price at the measurement date.

Earnings Per Share

     Earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common and common equivalent shares outstanding for the applicable period. The weighted average number of common equivalent shares outstanding is determined by calculating the number of shares issuable on exercise of common stock options and warrants, reduced by the number of shares assumed to have been repurchased (at the average market price per share of Common Stock) with the proceeds from their exercise; these shares are then added to the number of average common shares outstanding during the period.

Reclassifications

     Certain amounts in the 1995 and 1994 consolidated financial statements and notes have been reclassified to conform with the 1996 presentation. These reclassifications had no effect on previously reported shareholders' equity or net income during the periods involved.

2. CHANGES IN ACCOUNTING PRINCIPLES

     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of SFAS No. 115 as of January 1, 1994. Under SFAS No. 115, securities are classified as available for sale, held-to-maturity, or trading. The Company recognizes that there may be circumstances where it may be appropriate to sell a security prior to maturity in response to unforeseen changes in circumstances. The Company classified all of its fixed maturity portfolio as of January 1, 1994 as available for sale. Securities classified as available for sale are carried at fair value and unrealized gains and losses on such securities are reported as a separate component of shareholders' equity.

     With the adoption of SFAS No. 115, the January 1, 1994 balance of shareholders' equity was increased by $1,131 (net of deferred taxes of $583 that would have been recorded if such securities had been sold at their fair value on January 1, 1994) to reflect the net unrealized gains on securities classified as available for sale that were previously carried at lower of amortized cost or market.

                        STANDARD MANAGEMENT CORPORATION

3. ACQUISITIONS AND DISPOSALS

     On November 8, 1996, Standard Life acquired through merger Shelby Life Insurance Company ("Shelby Life") from Delta Life and Annuity Corporation ("DLAC"), a life insurance company located in Memphis, Tennessee (the "Shelby Merger"). The purchase price was approximately $14,650, including $13,000 in cash, 250,000 shares of restricted Common Stock (valued at $1,250) and acquisition costs of $400 associated with the purchase of Shelby Life. Financing for the Shelby Merger was provided by senior debt of $10,000 and $4,000 in subordinated convertible debt.

     The acquisition of Shelby Life was accounted for using the purchase method of accounting and the consolidated financial statements will include the results of Shelby Life from November 1, 1996, the effective date of acquisition. Under purchase accounting, Standard Life allocated the total purchase price of Shelby Life to the assets and liabilities acquired, based on a preliminary determination of their fair values and recorded the excess of acquisition cost over net assets acquired as goodwill. Standard Life recorded goodwill of $9 which will be amortized on a straight-line basis over 20 years. Standard Life may adjust this allocation when a final determination of such values is made.

     On October 2, 1995, Standard Life completed its acquisition of 99.3% of Dixie National Life from Dixie National Corporation ("DNC"), a life insurance holding company located in Jackson, Mississippi. Dixie National Life markets a variety of life insurance products throughout the Mid-South offering primarily "burial expense" policies. The purchase price was $8,019, including costs associated with acquiring Dixie National Life of $684, the forgiveness of a $3,689 DNC note payable to Standard Life and a $1,720 repayment of a DNC note payable. The remaining purchase price of $1,926 was paid in cash from internally generated funds.

     The acquisition was accounted for using the purchase method of accounting and the consolidated financial statements include the results of Dixie National Life from the date of acquisition. Under purchase accounting, Standard Life allocated the total purchase price of Dixie National Life to the assets and liabilities acquired, based on a determination of their fair values. Standard Life recorded goodwill of $1,589 which will be amortized on a straight-line basis over 40 years.

                        STANDARD MANAGEMENT CORPORATION

3. ACQUISITIONS AND DISPOSALS (CONTINUED)
     The following schedule summarizes the assets acquired and the liabilities assumed with the Shelby Life and Dixie National Life acquisitions described above:

                                                                           DIXIE
                                                               SHELBY     NATIONAL
                                                                LIFE        LIFE
                                                               ------     --------
Assets acquired:
  Fixed maturity securities...............................    $ 93,376    $17,804
  Policy loans............................................       2,430      3,042
  Guaranteed government student loans.....................          --      5,158
  Short term investments..................................       4,725        567
  Cash....................................................          32      4,626
  Present value of future profits.........................       9,372      7,901
  Other assets............................................       2,880      1,599
                                                              --------    -------
Total assets acquired.....................................     112,815     40,697
Liabilities assumed:
  Policy reserves.........................................      91,221     30,981
  Policy claims and policyholder funds....................       1,101      2,030
  Deferred federal income taxes...........................       1,750        450
  Other liabilities.......................................       1,102        761
  Dividends payable to DLAC...............................       3,000         --
  Minority interest.......................................          --         45
                                                              --------    -------
Total liabilities assumed.................................      98,174     34,267
                                                              --------    -------
Net assets acquired.......................................      14,641      6,430
Excess of acquisition cost over net assets acquired.......           9      1,589
                                                              --------    -------
Total purchase price......................................    $ 14,650    $ 8,019
                                                              ========    =======

     The following are supplemental unaudited pro forma consolidated results of operations of the Company as if the acquisitions for Shelby Life and Dixie National Life had occurred at the beginning of the period presented at the same purchase price, based on estimates and assumptions considered appropriate.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                                1996       1995
                                                                ----       ----
Revenues...................................................    $49,344    $45,097
Income (loss) before extraordinary gain....................      4,695        (90)
Net income (loss)..........................................      5,197        (61)
Income (loss) per common share and common equivalent share
  before extraordinary gain................................        .85       (.01)
Net income (loss) per common share.........................    $   .94    $  (.01)

     The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable and do not reflect any benefit from savings which might be achieved from combined operations. The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

     On March 18, 1996, Standard Life completed the sale of a duplicate charter associated with First International Life Insurance Company ("First International") to The Guardian Insurance and Annuity

                        STANDARD MANAGEMENT CORPORATION

3. ACQUISITIONS AND DISPOSALS (CONTINUED)
Company, Inc. ("GIAC"), a subsidiary of The Guardian Group, New York, NY. Standard Life received proceeds of approximately $10,393, including $1,500 for the charter and licenses associated with First International. Standard Life realized a net pretax gain of $1,042 and a tax benefit of $1,420 on this sale, or $2,462 ($.47 per share). In addition, First International, Standard Life and GIAC have entered into a series of reinsurance and other agreements that include provisions for Standard Life to administer First International policies in force at the date of sale, and for Standard Life to continue to receive the profit stream from the majority of First International's in force business at the date of sale (See Note 10).

     SMC decided in February 1996 to terminate the reinsurance agreement between Standard Reinsurance of North America Ltd. ("Standard Reinsurance") and Salamandra Joint-Stock Insurance Company in Ukraine ("Salamandra"), and to not renew the Barbados license of Standard Reinsurance. This resulted in the termination of Standard Reinsurance operations and the write-off of SMC's investment in Standard Reinsurance and certain intangible assets of Standard Reinsurance amounting to $156 ($.03 per share).

4. INVESTMENTS

     The amortized cost, gross unrealized gain (loss) and estimated fair value of securities available for sale are as follows:

                                                                    DECEMBER 31, 1996
                                                      ----------------------------------------------
                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                        COST         GAIN         LOSS       VALUE
                                                      ---------   ----------   ----------    -----
Securities available for sale:
  Fixed maturity securities:
     United States Treasury securities and
       obligations of United States government
       agencies.....................................  $ 20,753      $   51       $  420     $ 20,384
     Obligations of states and political
       subdivisions.................................     3,588         106           --        3,694
     Foreign government securities..................    10,042          51          166        9,927
     Utilities......................................    31,000         295          675       30,620
     Corporate bonds................................   210,977       3,086        3,539      210,524
     Mortgaged-backed securities....................    72,264         247          919       71,592
     Redeemable preferred stock.....................       527          42           --          569
                                                      --------      ------       ------     --------
          Total fixed maturity securities...........   349,151       3,878        5,719      347,310
  Equity securities.................................        58           4           --           62
                                                      --------      ------       ------     --------
     Total securities available for sale............  $349,209      $3,882       $5,719     $347,372
                                                      ========      ======       ======     ========

                        STANDARD MANAGEMENT CORPORATION

4. INVESTMENTS (CONTINUED)

                                                                    DECEMBER 31, 1995
                                                      ----------------------------------------------
                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                        COST         GAIN         LOSS       VALUE
                                                      ---------   ----------   ----------    -----
Securities available for sale:
  Fixed maturity securities:
     United States Treasury securities and
       obligations of United States government
       agencies.....................................  $ 19,331      $  452       $   19     $ 19,764
     Obligations of states and political
       subdivisions.................................        60          --           --           60
     Foreign government securities..................     5,056         118            3        5,171
     Utilities......................................    23,916         462          186       24,192
     Corporate bonds................................   132,119       7,281        1,657      137,743
     Mortgaged-backed securities....................    45,161         417          416       45,162
                                                      --------      ------       ------     --------
          Total fixed maturity securities...........   225,643       8,730        2,281      232,092
  Equity securities.................................        52          --           --           52
                                                      --------      ------       ------     --------
     Total securities available for sale............  $225,695      $8,730       $2,281     $232,144
                                                      ========      ======       ======     ========

     The estimated fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit, and maturity of the investments.

     The change in net unrealized gains (losses) of securities available for sale before effects of deferred acquisition costs, present value of future profits and deferred federal income taxes are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                     1996      1995       1994
                                                     ----      ----       ----
Fixed maturity securities.........................  $(8,290)  $27,142   $(22,407)
Equity securities.................................        4   --.....         --
                                                    -------   -------   --------
                                                    $(8,286)  $27,142   $(22,407)
                                                    =======   =======   ========

     The amortized cost and estimated fair value of fixed maturity securities at December 31, 1996 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because most mortgage-backed securities provide for periodic payments throughout their lives.

                                                           AMORTIZED     FAIR
                                                             COST       VALUE
                                                           ---------    -----
Due in one year or less..................................  $  7,418    $  7,435
Due after one year through five years....................    24,818      24,970
Due after five years through ten years...................   123,503     123,075
Due after ten years......................................   120,621     119,669
                                                           --------    --------
     Subtotal............................................   276,360     275,149
Redeemable preferred stock...............................       527         569
Mortgage-backed securities...............................    72,264      71,592
                                                           --------    --------
     Total fixed maturity securities.....................  $349,151    $347,310
                                                           ========    ========

                        STANDARD MANAGEMENT CORPORATION

4. INVESTMENTS (CONTINUED)
     The Company maintains a highly-diversified investment portfolio with limited concentration of financial instruments in any given region, industry or economic characteristic. Investments in any entity in excess of 10% of shareholders' equity at December 31, 1996, other than asset-backed securities and investments issued or guaranteed by the U.S. government or a U.S. government agency, all of which were classified as fixed maturity securities available for sale and are investment-grade securities, were as follows:

                                                              AMORTIZED    FAIR
                         INVESTMENT                             COST      VALUE
                         ----------                           ---------   -----
Republic of Indonesia.......................................   $5,676     $5,566
AMERCO......................................................    5,080      5,161
Eastern Energy Limited......................................    4,974      4,932
Delta Airlines..............................................    4,590      4,767
Torchmark Corporation.......................................    4,362      4,259

     Net investment income was attributable to the following:

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                      1996      1995      1994
                                                      ----      ----      ----
Fixed maturity securities..........................  $19,865   $17,457   $15,350
Mortgage loans on real estate......................      309       152       121
Policy loans.......................................      447       305       331
Real estate........................................       65       120       290
Short-term investments and other...................      602       990       801
                                                     -------   -------   -------
     Gross investment income.......................   21,288    19,024    16,893
Investment expenses................................      417       507       836
                                                     -------   -------   -------
     Net investment income.........................  $20,871   $18,517   $16,057
                                                     =======   =======   =======

     The Company had no investments in fixed maturity securities available for sale, mortgage loans or real estate that were non-income producing for the year ended December 31, 1996.

     Net realized investment gains arose from the following:

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1996     1995     1994
                                                         ----     ----     ----
Fixed maturity securities available for sale:
  Gross realized gains................................  $2,012   $2,115   $1,933
  Gross realized losses...............................     911    1,662    1,240
                                                        ------   ------   ------
     Net..............................................   1,101      453      693
Real estate...........................................      --      124     (504)
Other.................................................     201      111      204
Change in allowance for losses........................      --       --      165
                                                        ------   ------   ------
     Net realized investment gains....................  $1,302   $  688   $  558
                                                        ======   ======   ======

     Life insurance companies are required to maintain certain amounts of assets with state or other regulatory authorities. At December 31, 1996 fixed maturity securities carried at $15,326 and short-term investments carried at $691 were held on deposit by various state regulatory authorities in compliance with statutory regulations. Additionally, fixed maturity securities carried at $2,539 and short-term investments carried at $5,211 of Standard Management International were held by a custodian bank approved by the Luxembourg regulatory authorities to comply with local insurance laws.

                        STANDARD MANAGEMENT CORPORATION

5. DEFERRED POLICY ACQUISITION COSTS AND PRESENT VALUE OF FUTURE PROFITS

     The activity related to the deferred policy acquisition costs of business produced is summarized as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                      1996      1995      1994
                                                      ----      ----      ----
Balance at beginning of year.......................  $10,054   $12,206   $ 6,513
  Deferrals during the year........................    6,169     1,863     5,462
  Amortization during the year.....................   (1,221)   (1,142)     (262)
  Adjustment relating to net unrealized (gain) loss
     on fixed maturity securities available for
     sale..........................................    3,076    (2,873)      493
                                                     -------   -------   -------
Balance at end of year.............................  $18,078   $10,054   $12,206
                                                     =======   =======   =======

     The activity related to the present value of future profits of the business acquired for the Company is summarized as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       -----------------------------
                                                        1996       1995       1994
                                                        ----       ----       ----
Balance at beginning of year.......................    $15,246    $ 8,299    $ 9,144
  Additions during the year from acquisitions......     10,348      7,901         --
  Deletions during the year from disposal of
     subsidiaries..................................       (733)        --         --
  Interest accreted on unamortized balance.........      2,563      1,566      1,461
  Amortization during the year.....................     (3,812)    (2,346)    (2,306)
  Adjustments relating to net unrealized (gain)
     loss on fixed maturities available for sale...        194       (174)        --
                                                       -------    -------    -------
Balance at end of year.............................    $23,806    $15,246    $ 8,299
                                                       =======    =======    =======

     The percentages of future expected net amortization of the beginning balance of the present value of future profits before the effect of net unrealized gains and losses, based on the present value of future profits at December 31, 1996 and current assumptions as to future events on all policies in force, will be between 6% and 8% in each of the years 1997 through 2001.

     The discount rate used to calculate the present value of future profits reflected in the Company's consolidated balance sheet at December 31, 1996, ranged from 7.5% to 18%. The Company used a 15% discount rate to calculate the present value of future profits on the Shelby Life and Dixie National Life acquisitions.

6. NOTES PAYABLE

     SMC has outstanding borrowings at December 31, 1996 pursuant to an Amended Revolving Line of Credit Agreement with a bank (the "Amended Credit Agreement") that provides for it to borrow up to $16,000 in the form of a seven-year reducing revolving loan arrangement. SMC has agreed to pay a non-use fee of .50% per annum on the unused portion of the commitment. In connection with the original and Amended Credit Agreement, SMC issued warrants to the bank to purchase 61,500 shares of Common Stock. Borrowings under the Amended Credit Agreement may be used for contributions to surplus of insurance subsidiaries, acquisition financing, and repurchases of Class S Cumulative Convertible Redeemable Preferred Stock ("Class S Preferred Stock") and Common Stock. The debt is secured by a Pledge Agreement of all of the issued and outstanding shares of common stock of Standard Life and Standard Marketing. Interest on the

                        STANDARD MANAGEMENT CORPORATION

6. NOTES PAYABLE (CONTINUED)
borrowings under the Amended Credit Agreement is determined, at the option of SMC, to be: (i) a fluctuating rate of interest to the corporate base rate announced by the bank from time to time plus 1% per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667 begin in November 1998 and conclude in November 2003. Indebtedness incurred under the Amended Credit Agreement is subject to certain restrictions and covenants including, among other things, certain minimum financial ratios, minimum consolidated equity requirements for SMC, positive net income, minimum statutory surplus requirements for the Company's insurance subsidiaries and certain limitations on acquisitions, additional indebtedness, investments, mergers, consolidations and sales of assets. At December 31, 1996, SMC had borrowed $16,000 under this Amended Credit Agreement at a weighted average interest rate of 8.849%.

     In connection with the acquisition of Shelby Life, SMC borrowed $4,000 from an insurance company pursuant to a subordinated convertible debt agreement which is due in December 2003 and requires interest payments in cash at 12% per annum, or, if SMC chooses, in non-cash additional subordinated convertible debt notes at 14% per annum until December 31, 2000. The subordinated convertible notes are convertible into Common Stock at the rate of $6.00 per share through November 1997, and $5.75 per share thereafter. SMC may prepay the subordinated convertible debt with not less than thirty days notice at any time. The subordinated convertible debt agreement contains terms and financial covenants substantially similar to those in the Amended Credit Agreement.

     Standard Management International has an unused line of credit of $1,583 which was renewed in February 1997. There were no borrowings in connection with this line of credit in 1996.

     Interest expense during 1996, 1995 and 1994 was $773, $116 and $47, respectively. Cash paid for interest was $356, $100 and $105 in 1996, 1995 and 1994, respectively.

7. INCOME TAXES

     The components of the federal income tax expense (credit), applicable to earnings before extraordinary gains, was as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                       ----------------------------
                                                       1996        1995        1994
                                                       ----        ----        ----
Current tax provision (benefit)....................    $(888)      $(110)      $  2
Deferred tax provision (benefit)...................      158         353        (80)
                                                       -----       -----       ----
                                                       $(730)      $ 243       $(78)
                                                       =====       =====       ====

                        STANDARD MANAGEMENT CORPORATION

7. INCOME TAXES (CONTINUED)
     The effective tax rate on pre-tax income before extraordinary gain is lower than the statutory corporate federal income tax rate as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                        1996        1995        1994
                                                        ----        ----        ----
Federal income tax statutory rate..................         34%        34%          34%
                                                       =======      =====      =======
Federal income tax expense (credit) at statutory
  rates............................................    $ 1,202      $ 529      $(1,195)
Amortization of excess of acquisition cost over net
  assets acquired..................................         41         37           33
Small insurance company deduction..................         --       (128)        (290)
Non recognition of losses in SMC consolidated
  return and in foreign subsidiaries...............        543        372          290
Class action litigation and settlement costs.......         --       (107)       1,366
Amortization of excess of net assets acquired over
  acquisition cost.................................       (472)      (472)        (361)
Tax benefit from disposal of subsidiary............     (1,420)        --           --
Release of reserve for tax adjustments.............       (325)        --           --
Other items, net...................................       (299)        12           79
                                                       -------      -----      -------
  Federal income tax expense (credit)..............    $  (730)     $ 243      $   (78)
                                                       =======      =====      =======
  Effective tax rate...............................        (21)%       16%           2%
                                                       =======      =====      =======

     The Company recovered $130, $280 and $684 in federal income taxes in 1996, 1995 and 1994, respectively and paid federal income taxes of $900 in 1996.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax return purposes. Significant temporary differences included in the Company's deferred tax assets (liabilities) are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                               1996         1995
                                                               ----         ----
Deferred income tax assets:
  Unrealized loss on securities available for sale........    $   355      $    --
  Future policy benefits..................................      8,267        6,902
  Capital and net operating loss carryforwards............      7,719        7,230
  Other-net...............................................      1,385          864
                                                              -------      -------
     Gross deferred tax assets............................     17,726       14,996
  Valuation allowance for deferred tax assets.............     (8,750)      (8,680)
                                                              -------      -------
     Deferred income tax assets, net of valuation
       allowance..........................................      8,976        6,316
Deferred income tax liabilities:
  Unrealized gain on securities available for sale........         --       (1,961)
  Present value of future profits.........................     (8,093)      (5,184)
  Deferred policy acquisition costs.......................     (4,089)      (1,754)
                                                              -------      -------
     Total deferred income tax liabilities................    (12,182)      (8,899)
                                                              -------      -------
  Net deferred income tax assets (liabilities)............    $(3,206)     $(2,583)
                                                              =======      =======

     The Company is required to establish a "valuation allowance" for any portion of its deferred tax assets which are unlikely to be realized. The valuation allowance for deferred tax assets includes $2,308 at

                        STANDARD MANAGEMENT CORPORATION

7. INCOME TAXES (CONTINUED)
December 31, 1996 with respect to corporate income tax loss carryforwards of Standard Management International which, if recognized in the future, will result in an addition to negative goodwill and be amortized into income over its remaining life. The valuation allowance for deferred tax assets includes $2,745 at December 31, 1996 with respect to deferred tax assets at the date of acquisition and net tax operating loss carryforwards of Dixie National Life and Shelby Life which, if recognized in the future, will result in a reduction in goodwill and be amortized into income over its remaining life by reducing goodwill amortization expense.

     As of December 31, 1996, SMC and its noninsurance subsidiaries had consolidated net operating loss carryforwards of approximately $8,600 for tax return purposes which expire from 2005 through 2011. At December 31, 1996, Standard Life had tax return net operating loss carryforwards of approximately $1,400 which expire in 2004 and 2005. As a result of changes in ownership of SMC and Standard Life, use of the loss carryforwards of Standard Life are subject to annual limitations. The maximum tax return operating loss carryforwards available for use by Standard Life in any one year are approximately $300. At December 31, 1996, Dixie National Life had tax return net operating loss carryforwards of approximately $5,800 which expire in 2010 and 2011. These carryforwards will only be available to reduce the respective taxable income of SMC, Standard Life and Dixie National Life. At December 31, 1996, Premier Life (Luxembourg) had accumulated corporate income tax loss carryforwards of approximately $5,900, all of which may be carried forward indefinitely.

     The Internal Revenue Service has completed its examination of the Company for years through 1993 in 1996. All adjustments to taxable income determined by completed examinations, which were not material, have reduced the net operating loss carryforwards. Upon completion of the examination, a tax reserve for adjustments of $325 was released and recorded in income in 1996.

8. SHAREHOLDERS' EQUITY

Redeemable Preferred Stock

     Shareholders have authorized 1,000,000 shares of Preferred Stock. Other terms, including preferences, voting and conversion rights, may be established by the Board of Directors. In connection with the class action lawsuit settlement in March 1995, 300,000 of these shares designated as Class S Preferred Stock, $10.00 per share par value, were issued February 8, 1996. The Class S Preferred Stock is redeemable in February 2003, has an 11% annual cumulative dividend payable in February 2003, and is convertible into SMC Common Stock at $7.62 per share until February 1998 and $10.00 per share thereafter, subject to adjustment under a formula intended to protect against dilution.

     SMC may voluntarily redeem the Class S Preferred Stock prior to February 2003 at par value plus accumulated and unpaid dividends. In February 1996, SMC instituted a program to repurchase from time to time up to 300,000 shares of its Class S Preferred Stock in the open market or privately negotiated transactions. As of December 31, 1996, SMC had repurchased and retired 140,111 shares of its Class S Preferred Stock for $949, primarily paid through additional borrowings under the Amended Credit Agreement. This repurchase resulted in an extraordinary gain on early redemption of redeemable preferred stock of $502 for the year ended December 31, 1996.

Common Stock

     SMC declared a 5% stock dividend on shares of its Common Stock for shareholders of record on May 17, 1996 which was distributed on June 21, 1996. All applicable number of shares and per share amounts included in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect this stock dividend for all periods presented.

                        STANDARD MANAGEMENT CORPORATION

8. SHAREHOLDERS' EQUITY (CONTINUED)
     The Company commenced an offshore offering of newly issued Common Stock exclusively to foreign investors in December 1993. During December 1993 and January 1994 the Company sold 1,666,667 shares of common stock at an average offering price of $5.87 per share. Certain costs amounting to $852 and related to the offering, including legal and underwriting fees, have been charged to common stock and deducted from the proceeds of the offering. The Company received total consideration of $9,783 from the offering, of which 637,167 shares with net proceeds of $3,347 were received during January 1994. A portion of the proceeds was used to complete the acquisition of Standard Management International, with the additional proceeds used to infuse capital into Standard Life and provide working capital to SMC.

     The Company has a stock repurchase program and repurchases its Common Stock from time to time for the purpose of enhancing shareholder value. The Company repurchased 431,026, 83,600 and 316,425, shares of Common Stock for $2,126, $400 and $1,354 in 1996, 1995 and 1994, respectively. At December 31, 1996, the Company is authorized to purchase an additional 771,771 shares under this program. The Company implemented a policy to issue shares for the exercise of stock options from treasury stock. The Company reissued 1,224 shares at a cost of $6 in 1996 under this program.

     The following table represents the Company's warrants outstanding to purchase Common Stock as of December 31, 1996:

                  ISSUE DATE                      EXPIRATION DATE    EXERCISE PRICE    WARRANTS OUTSTANDING
                  ----------                      ---------------    --------------    --------------------
June 1989.....................................    December 1999         $3.5216              236,858
July 1992.....................................    June 1998              3.5296              175,800
January 1994..................................    January 1998           7.8571               42,000
September 1995................................    September 1998         5.2381                4,200
November 1995.................................    November 2002          4.5238               31,500
July 1996.....................................    July 2003              4.375                30,000
August 1996...................................    August 1998            4.3125              100,000
September 1996................................    September 1998         5.00                 25,000
September 1996................................    September 1999         5.50                 17,000
                                                                                             -------
                                                                                             662,358
                                                                                             =======

Unrealized Gain (Loss) on Securities

     The components of the balance sheet caption "Unrealized gain (loss) on securities available for sale" in shareholders' equity are summarized as follows:

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1996        1995
                                                               ----        ----
Fair value of securities available for sale..............    $347,372    $232,144
Amortized cost of securities available for sale..........     349,209     225,695
                                                             --------    --------
     Gross unrealized gain (loss) on securities available
       for sale..........................................      (1,837)      6,449
Adjustments for:
  Deferred policy acquisition costs......................         696      (2,380)
  Present value of future profits........................          20        (174)
  Deferred federal income tax recoverable (liability)....         375      (1,311)
  Minority interest......................................          --          (2)
                                                             --------    --------
     Net unrealized gain (loss) on securities available
       for sale..........................................    $   (746)   $  2,582
                                                             ========    ========

                        STANDARD MANAGEMENT CORPORATION

9. STOCK OPTION PLAN

     SMC has a Non-qualified Stock Option Plan (the "Plan") under which 1,500,000 shares of Common Stock are reserved for grants of stock options to employees and directors. The purchase price per share specified in any Plan option must be at least equal to the fair market value of common stock at the grant date. Options generally become exercisable over a three-year period and have a term of 10 years. The Plan is administered by the Board of Directors and officers of SMC. The terms of the options, including the number of shares and the exercise price, are subject to the sole discretion of the Board of Directors.

     Statement of Financial Accounting Standard No. 123 entitled "Accounting for Stock-Based Compensation" ("SFAS 123") issued in October 1995, was adopted by the Company as of December 31, 1996. The provisions of SFAS 123 allow companies to either expense the estimated fair value of stock options or to continue their current practice but disclose the pro forma effects on net income and earnings per share had the fair value of the options been expensed. The Company has elected to continue its practice of recognizing compensation expense for its Plan using the intrinsic value based method of accounting and to provide the required pro forma information for stock options granted after December 31, 1994.

     Had compensation cost for the Plan been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1995
                                                                 ----      ----
Net income -- as reported...................................    $4,767    $1,313
Net income -- pro forma.....................................     3,847       685
Earnings per share -- as reported...........................       .93       .25
Earnings per share -- pro forma.............................    $  .73    $  .13

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: expected volatility of .3882% and .4980%; risk-free interest rate of 6.62% and 5.88%; and expected lives of 7 years.

     Information regarding the Plan for 1996, 1995 and 1994 is as follows:

                                                   1996                     1995               1994
                                       ----------------------------    ---------------    ---------------
                                                          WEIGHTED-
                                                           AVERAGE
                                                          EXERCISE
                                           SHARES           PRICE          SHARES             SHARES
                                           ------         ---------        ------             ------
Options outstanding, beginning of
  year...............................        1,164,720     $6.464              520,294            523,194
Exercised............................           (1,224)    $3.571               (1,667)                --
Granted..............................          769,122     $6.140              655,008              2,600
Expired or forfeited.................         (486,449)    $7.564               (8,915)            (5,500)
                                       ---------------     ------      ---------------    ---------------
Options outstanding, end of year.....        1,446,169     $5.984            1,164,720            520,294
                                       ===============                 ===============    ===============
Option price range at end of year....  $3.571 - $9.405                 $3.571 - $9.405    $4.286 - $9.405
Option price range for exercised
  shares.............................  $         3.571                 $         3.571                 --
Options available for grant at end of
  year...............................           50,939                         333,613            979,706
                                       ===============                 ===============    ===============
Weighted-average fair value of
  options granted during the year....  $         3.623                 $         2.906
                                       ===============                 ===============

                        STANDARD MANAGEMENT CORPORATION

9. STOCK OPTION PLAN (CONTINUED)
     Shares under options that were exercisable at year-end are as follows:

                        DECEMBER 31,                              1996        1995       1994
                        ------------                              ----        ----       ----
Options exercisable.........................................    1,097,028    762,374    363,179

Information with respect to stock options outstanding at December 31, 1996 is as follows:

                              OPTIONS OUTSTANDING                                          OPTIONS EXERCISABLE
--------------------------------------------------------------------------------    ----------------------------------
                                            WEIGHTED-AVERAGE
       RANGE OF               NUMBER           REMAINING        WEIGHTED-AVERAGE        NUMBER        WEIGHTED-AVERAGE
       EXERCISE           OUTSTANDING AT      CONTRACTUAL           EXERCISE        EXERCISABLE AT        EXERCISE
        PRICES            DEC. 31, 1996       LIFE (YEARS)           PRICE          DEC. 31, 1996          PRICE
       --------           --------------    ----------------    ----------------    --------------    ----------------
$3 - $5...............        337,224           8 Years              $4.25              145,775            $4.20
$5 - $7...............        517,975           8 Years              $5.27              360,283            $5.29
$7 - $9...............        571,282           9 Years              $7.38              571,282            $7.38
$9 - $11..............         19,688           6 Years              $9.41               19,688            $9.41
                            ---------                                                 ---------
                            1,446,169                                                 1,097,028
                            =========                                                 =========

     Effective May 1, 1996, the Board of Directors cancelled 480,480 options that had previously been granted to certain executive officers with exercise prices ranging from $8.00 to $13.00 per share (representing the market price of the Common Stock on the date such options were initially granted), and granted an identical number of new options with identical terms and vesting periods (the "Replacement Options") to these persons with an exercise price of $7.60, the book value per share of Common Stock on September 30, 1995. On May 1, 1996, the last reported sale price per share of the Common Stock was $4.375. The per share exercise price relating to each Replacement Option was reduced to $7.238 in connection with the 5% stock dividend effected on June 21, 1996 for holders of record of Common Stock on May 17, 1996.

10. REINSURANCE

     The Company's insurance subsidiaries have entered into reinsurance agreements with non-affiliated companies to limit the net loss arising from large risks, maintain their exposure to loss within capital resources, provide additional capacity for future growth, and effect sharing arrangements. The maximum amount of life insurance retained on any one life ranges from $30 to $150. Amounts of standard risk in excess of that limit are reinsured.

     Reinsurance premiums ceded to other insurers were $2,152, $4,312 and $5,534 in 1996, 1995 and 1994, respectively. Reinsurance ceded has reduced benefits and claims incurred by $6,201, $1,369 and $4,664 in 1996, 1995 and 1994,
respectively. A contingent liability exists to the extent any of the reinsuring companies are unable to meet their obligations under reinsurance agreements. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. The Company believes the assuming companies are able to honor all contractual commitments under the reinsurance agreements, based on its periodic reviews of these companies.

     The Company's largest annuity reinsurer at December 31, 1996 represented $26,138, or 38% of total reinsurance recoverable, $8,907 of premium deposits ceded in 1996 and is rated "A" (Excellent) by A.M. Best. From January 1, 1995 to August 31, 1995, approximately 70% of Standard Life's annuity business pursuant to the terms of the agreement produced after December 31, 1994 was ceded. Standard Life decreased the quota-share portion of business ceded pursuant to this agreement to 50% at September 1, 1995,

                        STANDARD MANAGEMENT CORPORATION

10. REINSURANCE (CONTINUED)
and further reduced it to 25% effective April 1, 1996. This agreement limits dividends and other transfers by Standard Life to SMC or affiliated companies in certain circumstances.

     All the inforce business of First International effective January 1, 1996 was ceded to GIAC through a coinsurance indemnity reinsurance agreement. Under the terms of the agreement, approximately $18,841 of First International's reserves and the related assets were ceded to GIAC as of January 1, 1996. The inforce business related to this automatic coinsurance indemnity reinsurance agreement is comprised of the following two blocks; ("Block I") - ordinary life policies (issued in New York and New Jersey), universal life, immediate and deferred annuities (issued in New York, New Jersey and Vermont), supplemental contracts and group waivers, and ("Block II") - ordinary life policies (not issued in New York and New Jersey) issued prior to 1989, and term life policies (issued in New York, New Jersey and Vermont) issued after 1988.

     Effective at January 1, 1996, GIAC entered into a modified coinsurance indemnity reinsurance agreement with Standard Life with respect to Blocks I and
II. Under the terms of the agreement, approximately $18,841 of Standard Life's reserves were assumed from GIAC as of January 1, 1996. Standard Life incurs experience rating refunds to GIAC on Block I. There is no experience rating refund on Block II.

     As part of the acquisition of First International by SMC in 1992, Standard Life entered into an indemnity reinsurance agreement with First International effective July 1, 1992. This business was subsequently assumed by Standard Life effective January 1, 1993. At the date of the sale of First International to GIAC, Standard Life ceded this block of business with policy reserves of $12,514 and related assets to GIAC. This block of business ("Block III") consisted of term life policies (not issued in New York, New Jersey or Vermont) issued after 1988 and immediate and deferred annuities (not issued in New York, New Jersey and Vermont) and lottery annuities. Standard Life will continue to receive profits from Block III through experience rating refunds from GIAC on Block III.

     Standard Life received an administration fee of $316 for the year ended December 31, 1996 from First International for the administration of the Block I and Block II policies that were in force at the time of the sale of First International.

     In June 1988, Standard Life ceded a block of business to National Mutual Life Insurance Company ("National Mutual"). Effective May 31, 1996, Standard Life terminated by recapture the reinsurance agreement with National Mutual. As a result of this recapture, Standard Life received assets of $4,826 and liabilities of $4,826, primarily ordinary life policies. In connection with this transaction, Standard Life agreed to pay National Mutual a recapture fee of $1,200 and Standard Life collected administration fees of $375 related to services provided in prior years that had not been recorded previously due to uncertainty as to collection. The net proceeds of $825 were recorded as the present value of the future profits on this block of business, which is being amortized in proportion to the emergence of profits over 20 years (see Note 20). The premium income, and corresponding increase in reserves, of $4,234 recorded in connection with the recapture will not recur in the future.

11. RELATED PARTY TRANSACTIONS

     The Company paid legal fees of $23 and $114 in 1995 and 1994, respectively, to a law firm of which a partner is a director and officer of SMC. This director and officer resigned from the law firm effective January 1, 1996. In April 1994, the Company made a loan to this director and officer in the amount of $70, due May 1, 1995, at an annual interest rate of 7%. This loan was renewed in May 1995 and was due in two installments of $40 on May 1, 1996 and $30 on August 1, 1997. This loan was collateralized by 10,000 shares of Common Stock owned by the director and officer. The outstanding principal balance at December 31, 1995 was $70. This note was repaid in 1996, with SMC becoming a guarantor supporting a $70 loan to this director

                        STANDARD MANAGEMENT CORPORATION

11. RELATED PARTY TRANSACTIONS (CONTINUED) and officer on June 25, 1996. The guaranty will be effective until the earlier of repayment of the loan or June 25, 1999.

     A director and officer of SMC was the sole owner of an independent insurance marketing organization. On April 1, 1994, the assets of this marketing organization were sold to Standard Marketing for $174 payable on an installment basis over a four year period. The outstanding principal balance due on this installment note was $60 and $104 on December 31, 1996 and 1995, respectively. Until the consummation of this transaction, this marketing organization was a master general agent for Standard Marketing and received commissions from Standard Life for sales made on its behalf. These commissions, which amounted to approximately $128 in 1994, were paid at rates comparable to commissions received by non-affiliated master general agents. As a result of the purchase of the marketing organization assets, Standard Marketing receives those commissions previously received by the marketing organization.

     In December 1994, SMC consolidated two loans to an officer and director of SMC, in the amount of $325 with an annual interest rate of 6.5%, repayable at $2 per month (principal and interest) with a final payment due on December 31, 1996. This loan was refinanced December 29, 1995, and again at December 31, 1996, at an annual interest rate of 5%, payable at $1 per month, with additional annual payments ranging from $50 to $84 through December 31, 2001. The outstanding principal balance was $338 and $333 at December 31, 1996 and 1995, respectively.

     A director of SMC received $197 in fees for services rendered in connection with the offshore offering of common stock in December 1993 and January 1994.

     In December 1993, the Company entered into a consulting agreement with a director. The consulting agreement was effective December 1, 1993 and expired on November 30, 1996. Under the terms of the agreement the Company agreed to pay the director $30, $35 and $40 during the first, second and third year of the agreement, respectively. In July 1994, SMC made two loans to this director of SMC in the amounts of $100 and $80. Both notes were at an annual interest rate of prime plus 1%, require quarterly principal repayments and were due in 1996. The outstanding principal balances on these notes were $127 at December 31, 1995. Both notes were repaid in 1996.

     SMC entered into a covenant not to compete agreement with a former officer and director in February 1997, effective July 1, 1996, the date his employment agreement terminated. In accordance with the covenant not to compete agreement, the officer and director received a lump sum payment of $150 in February 1997, and will receive $125 in each of July 1997 and 1998, and $100 in July 1999.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

     The Company rents office and storage space under noncancellable operating leases. The Company incurred rent expense for operating leases of $1,037, $1,092 and $916 in 1996, 1995 and 1994, respectively. Pursuant to the terms of a lease agreement effective June 1, 1991, Standard Life has agreed to lease office space for a ten year period. After the initial ten year lease period, Standard Life may continue to lease the premises on a month to month basis at a rental of 125% of the prevailing market rate for the leased premises in effect at that time.

     In April 1995, SMC sold its equipment and leased it back under a capital lease. SMC has the option to renew or purchase the equipment at the end of the lease term in April 1998. The cost and accumulated depreciation of the equipment was $1,396 and $814, respectively at December 31, 1996.

                        STANDARD MANAGEMENT CORPORATION

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Future required minimum rental payments, by year and in the aggregate, under noncancellable capital leases and operating leases as of December 31, 1996, are as follows:

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
1997........................................................   $539      $  958
1998........................................................    144         717
1999........................................................     --         558
2000........................................................     --         558
2001........................................................     --         232
Thereafter..................................................     --          --
                                                               ----      ------
Total minimum lease payments................................    683      $3,023
                                                                         ======
Less amounts representing interest..........................     46
                                                               ----
Present value of net minimum lease payments under capital
  lease.....................................................   $637
                                                               ====

Employment Agreements

     Certain officers are employed pursuant to executive employment agreements that create certain liabilities in the event of the termination of the covered executives following a change of control of the Company. The commitment under these agreements is approximately three times their current annual salaries. Additionally, following termination from the Company following a change in control, each executive is entitled to receive a lump sum payment equal to all unexercised stock options granted multiplied by the highest per share fair market value during the six month period ending on the date of termination. There were unexercised options outstanding to these executives to buy 1,081,080 shares at December 31, 1996.

     In the first quarter of 1997, the chief financial officer gave notice that he will be terminating his employment at the Company. The Company is currently discussing benefits that may or may not be due to the officer. The amount of such benefits can not be determined at this time.

13. EMPLOYEE BENEFIT PLAN

     The Company has an employee savings plan, available to substantially all salaried employees, containing a matched savings provision that permits both pretax and after-tax employee contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants can contribute from 1% to 15% of their annual compensation and receive a matching employer contribution not to exceed 4% of their annual compensation. The matching contribution is at the discretion of the Company pursuant to the savings plan contract. The contributions may be invested in several investment funds including Common Stock. The Company's total expense for the plan was $104, $43 and $38 in 1996, 1995 and 1994, respectively.

14. LITIGATION

     SMC and certain of its officers, directors and underwriters were named as defendants in a class action lawsuit originally filed in March 1993 related to allegations surrounding SMC's initial public offering ("IPO") of 2.3 million shares of Common Stock in February 1993.

     On November 9, 1994, SMC signed a Stipulation of Settlement in the class action suit. The settlement was approved by the United States District Court on March 2, 1995 after notice and hearing. On April 28, 1995, SMC signed a Settlement Agreement with the 22 persons who previously excluded themselves from the

                        STANDARD MANAGEMENT CORPORATION

14. LITIGATION (CONTINUED)
class of plaintiffs in the November 9, 1994 settlement. The settlement was approved by the United States District Court on April 28, 1995.

     Although SMC firmly believes the lawsuit was without merit, management decided it was in the best interest of shareholders and policyholders to settle the suit, thereby decreasing legal costs and enhancing the Company's ability to make acquisitions and obtain related financing. SMC charged the estimated future costs of the settlement of $3,700 to earnings in 1994. The $3,700 charge includes $3,000 of Class S Preferred Stock (see Note 8), $263 in cash which was distributed to the class participants, and $437 of estimated future legal and other costs to settle the lawsuit and register the Class S Preferred Stock. The $263 cash settlement was part of a $650 cash settlement fund, the remainder of which was paid by the underwriters of the IPO. When aggregated with the class action lawsuit litigation costs already incurred prior to the settlement, the total class action lawsuit litigation and settlement costs were $4,018 ($.73 per share) for 1994.

     With the signing of the Settlement Agreement with the 22 persons who previously excluded themselves from the class and a reevaluation of the estimated future legal and other costs to settle the lawsuit, SMC recorded a reduction in the estimated future costs to settle the lawsuit and list the Class S Preferred Stock of $314 in 1995. The Class S Preferred Stock was issued on February 8, 1996.

     In addition, the Company is involved in various legal proceedings in the normal course of business. In most cases, such proceedings involve claims under insurance policies or other contracts of the Company. The outcomes of these legal proceedings are not expected to have a material adverse effect on the consolidated financial position, liquidity, or future results of operations of the Company based on the Company's current understanding of the relevant facts and law.

15. STATUTORY ACCOUNTING INFORMATION OF SUBSIDIARIES

     The Company's domestic insurance subsidiaries maintain their records in conformity with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting practices differ in certain respects from GAAP. In consolidation, adjustments have been made to conform the Company's domestic subsidiaries' accounts with GAAP.

     The Company's U.S. life insurance subsidiaries had consolidated statutory capital and surplus of $22,970 and $12,877 at December 31, 1996 and 1995, respectively, after appropriate eliminations of intercompany accounts among such subsidiaries. Consolidated net income (loss) of the Company's life insurance subsidiaries on a statutory basis, after appropriate eliminations of intercompany accounts among such subsidiaries, was $3,291, $(1,339) and $68 for the years ended December 31, 1996, 1995 and 1994, respectively. Minimum capital and surplus required by the Indiana Insurance Code as of December 31, 1996 was $450 on a statutory basis.

     "Prescribed" statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1998, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements.

     Policy reserves for Dixie National Life's fixed premium universal life policies were calculated according to the Commissioners' Reserve Valuation Method ("CRVM") for traditional whole life policies. This differs

                        STANDARD MANAGEMENT CORPORATION

15. STATUTORY ACCOUNTING INFORMATION OF SUBSIDIARIES (CONTINUED) from prescribed statutory accounting practices. Effective October 2, 1995, Dixie National Life received permission from the Mississippi Insurance Department to strengthen the reserves for these policies by using the CRVM methodology as modified by the Universal Life Model Regulation. This reserve strengthening will be recorded quarterly through September 30, 1998. This permitted accounting practice increased statutory surplus as of December 31, 1996 by $1,053.

     From the funds borrowed by SMC pursuant to the Amended Credit Agreement and the subordinated convertible debt agreement, $13,000 was loaned to Standard Life pursuant to an Unsecured Surplus Debenture Agreement ("Surplus Debenture") which requires Standard Life to make quarterly interest payments to SMC at a variable corporate base rate plus 2% per annum, and annual principal payments of $1,000 per year beginning in 2007 and concluding in 2019. As required by state regulatory authorities, the balance of the surplus debenture at December 31, 1996 of $13,000 is classified as a part of capital and surplus of Standard Life. The interest and principal payments are subject to quarterly approval by the Indiana Department of Insurance, depending upon satisfaction of certain financial tests relating to levels of Standard Life's capital and surplus and general approval of the Commissioner of the Indiana Department of Insurance.

     SMC's ability to pay operating expenses and meet debt service obligations is partially dependent upon the amount of dividends received from Standard Life. Standard Life's ability to pay cash dividends to SMC is, in turn, restricted by law or subject to approval by the insurance regulatory authorities of Indiana. Dividends are permitted based on, among other things, the level of preceding year statutory surplus and net income. In 1994 and 1995, Standard Life paid no dividends to SMC. In 1996, Standard Life paid a dividend of $1,000 to SMC. During 1997, Standard Life can pay dividends of $2,297 without regulatory approval; Standard Life must notify the Indiana regulatory authorities of the intent to pay dividends at least thirty days prior to payment.

     State insurance regulatory authorities impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital ("RBC") specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of investment and insurance risks. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of the Company's insurance subsidiaries has a Ratio that is at least 400% of the minimum RBC requirements; accordingly, the subsidiaries meet the RBC requirements.

     The statutory capital and surplus for Premier Life (Luxembourg) was $8,243 and $6,857 at fiscal years ended 1996 and 1995, respectively, and minimum capital and surplus under local insurance regulations was $3,295 and $2,736 at fiscal years ended 1996 and 1995, respectively. The statutory capital and surplus for Premier Life (Bermuda) was $1,307 and $1,245 at fiscal years ended 1996 and 1995, respectively, and minimum capital and surplus under local insurance regulations was $250 at fiscal years ended 1996 and 1995. Standard Management International dividends are limited to its accumulated earnings without regulatory approval. Standard Management International and Premier Life (Luxembourg) were not permitted to pay dividends under Luxembourg law in 1996 and 1995 due to accumulated losses.

16. OPERATIONS BY GEOGRAPHIC AREA

     The Company operates exclusively in one business segment -- the sale and administration of life insurance business (principally annuities and other financial products).

                        STANDARD MANAGEMENT CORPORATION

16. OPERATIONS BY GEOGRAPHIC AREA (CONTINUED)
     The revenues, pre-tax income and assets by geographic area for 1994 through 1996 are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                      1996        1995        1994
                                                      ----        ----        ----
Revenues:
  United States.................................     $36,524     $26,851     $22,514
  Europe........................................       3,783       3,379       3,911
  Caribbean.....................................          --           8          93
                                                     -------     -------     -------
       Total....................................     $40,307     $30,238     $26,518
                                                     =======     =======     =======
Income (loss) before federal income taxes,
  extraordinary gain on early redemption of
  redeemable preferred stock and preferred stock
  dividends:                                             YEAR ENDED DECEMBER 31,
                                                     -------------------------------
  United States.................................     $ 2,313     $ 1,224     $(4,710)
  Europe........................................       1,243         411       1,259
  Caribbean.....................................         (21)        (79)        (63)
                                                     -------     -------     -------
       Total....................................     $ 3,535     $ 1,556     $(3,514)
                                                     =======     =======     =======

                                                         AT DECEMBER 31,
                                                  ------------------------------
                                                    1996       1995       1994
                                                    ----       ----       ----
Assets:
  United States.................................  $486,576   $343,040   $264,906
  Europe........................................   141,837    136,318    108,237
  Caribbean.....................................        --        240        381
                                                  --------   --------   --------
       Total....................................  $628,413   $479,598   $373,524
                                                  ========   ========   ========

     The states in the U.S. with the largest share of U.S. premiums collected in 1996 were Indiana (18%), Ohio (16%), Florida (14%), California (11%) and Michigan (6%). No other state accounted for more than 4% of total collected premiums.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following discussion outlines the methods and assumptions used by the Company in estimating its fair value disclosures for its financial instrument assets and liabilities as of December 31, 1996 and 1995. Because fair values for all balance sheet items are not required to be disclosed pursuant to SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

     Fixed maturity securities: Fair values for fixed maturity securities are based on quoted market prices from broker-dealers, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments.

     Equity securities: The fair values for equity securities are based on the quoted market prices.

     Mortgage loans and policy loans: The estimated fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses and interest rates currently being offered for similar loans to borrowers with similar credit ratings.

                        STANDARD MANAGEMENT CORPORATION

17. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
     Assets and liabilities held in separate accounts: Fair values for the assets held in separate accounts are determined from broker-dealer market makers, or valuations supplied by internationally recognized statistical rating organizations. The separate account liability represents the Company's obligations to policyholders and approximates fair value.

     Insurance liabilities for investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining contracts being valued. The estimated fair value of the liabilities for investment contracts was approximately equal to its carrying value at December 31, 1996 and 1995, as credited rates on the vast majority of account balances approximate current rates paid on similar investments and because these rates are generally not guaranteed beyond one year.

     Insurance liabilities for non-investment contracts: Fair value disclosures for the Company's reserves for insurance contracts other than investment-type contracts are not required and have not been determined by the Company. However, the Company closely monitors the level of its insurance liabilities and the fair value of reserves under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk.

     Notes payable: The Company believes the fair value of its variable rate long-term debt was equal to its carrying value at December 31, 1996 and 1995. The Company negotiated the terms of its Amended Credit Agreement with its lenders in November 1996. Those negotiations were based on the financial condition of the Company and market conditions at that time. The financial condition of the Company has not changed significantly since the negotiations and although market conditions have changed, the Company pays a variable rate of interest on the debt which reflects the changed market conditions.

     The carrying amount for all other financial instruments approximates their fair values.

     The fair value of the Company's financial instruments is shown below using a summarized version of the Company's assets and liabilities at December 31, 1996 and 1995. Refer to Note 4 for additional information relating to the fair value for investments.

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                                1996                    1995
                                                        --------------------    --------------------
                                                          FAIR      CARRYING      FAIR      CARRYING
                                                         VALUE       AMOUNT      VALUE       AMOUNT
                                                         -----      --------     -----      --------
Assets:
  Investments:
     Securities available for sale:
       Fixed maturity securities....................    $347,310    $347,310    $232,092    $232,092
       Equity securities............................          62          62          52          52
     Mortgage loans on real estate..................       3,041       3,035       2,990       2,963
     Policy loans...................................       7,767       9,903       6,674       8,509
     Other invested assets..........................         888         865       1,401       1,367
     Short-term investments.........................       8,417       8,417      35,058      35,058
     Assets held in separate accounts...............     128,546     128,546     122,705     122,705
Liabilities:
     Insurance liabilities for investment
       contracts....................................     333,633     333,633     212,500     212,500
     Class action litigation and settlement
       liability....................................          --          --       3,000       3,000
     Capital lease obligation.......................         637         637       1,084       1,084
     Notes payable..................................      20,060      20,060       3,107       3,107
     Liabilities related to separate accounts.......     128,546     128,546     122,705     122,705

                        STANDARD MANAGEMENT CORPORATION

18. PENDING ACQUISITION

     SMC has entered into an Agreement and Plan of Merger dated as of December 19, 1996, as amended, with Savers Life Insurance Company ("Savers Life"). Savers Life offers retirement products, major medical insurance and Medicare supplement insurance through 5,000 independent brokers, primarily in North Carolina, South Carolina and Virginia. SMC will pay approximately $14,200 plus acquisition costs for the approximately $80,000 asset company, with shareholders of Savers Life initially receiving $8.00 for each share of Savers Life Common Stock, consisting of Common Stock and an election of up to $1.50 per share in cash. The proposed acquisition is subject to normal closing conditions including SMC and Savers Life shareholder approval and approval by applicable regulatory authorities. The acquisition is expected to close during 1997.

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Earnings per common and common equivalent share for each quarter are computed independently of earnings per share for the year. Due to the transactions affecting the weighted average number of shares outstanding in each quarter and due to the uneven distribution of earnings during the year, the sum of the quarterly earnings per share may not equal the earnings per share for the year. All applicable per share amounts have been retroactively adjusted to reflect the 5% stock dividend.

                                                                          1996 QUARTERS
                                                              --------------------------------------
                                                              FIRST     SECOND     THIRD     FOURTH
                                                              -----     ------     -----     ------
Total revenues............................................    $8,856    $12,665    $7,969    $10,817
                                                              ======    =======    ======    =======
Components of net income:
  Operating income (loss).................................    $  214    $  (187)   $  342    $   804
  Net realized investment gains...........................       145        125       129        387
  Gain on disposal of subsidiaries........................     2,306         --        --         --
  Extraordinary gain on early redemption of redeemable
     preferred stock......................................       101        166       233          2
                                                              ------    -------    ------    -------
  Net income..............................................    $2,766    $   104    $  704    $ 1,193
                                                              ======    =======    ======    =======
Net income per common and common equivalent share.........    $  .48    $   .02    $  .14    $   .24
                                                              ======    =======    ======    =======

                                                                           1995 QUARTERS
                                                                ------------------------------------
                                                                FIRST     SECOND    THIRD     FOURTH
                                                                -----     ------    -----     ------
Total revenues..............................................    $7,379    $6,910    $7,104    $8,846
                                                                ======    ======    ======    ======
Components of net income:
  Operating income (loss)...................................    $  250    $ (279)   $  323    $  167
  Net realized investment gains.............................        36       213       122       167
  Class action litigation and settlement credit.............        --       314        --        --
                                                                ------    ------    ------    ------
  Net income................................................    $  286    $  248    $  445    $  334
                                                                ======    ======    ======    ======
Net income per common and common equivalent share...........    $  .05    $  .05    $  .08    $  .06
                                                                ======    ======    ======    ======

     Reporting the results of insurance operations on a quarterly basis requires the use of numerous estimates throughout the year, primarily in the computation of reserves and the effective rate for federal income taxes. It is the Company's practice to review estimates at the end of each quarter and, if necessary, make appropriate adjustments, with the effect of such adjustments being reported in current operations. Only at year-end is the Company able to assess the accuracy of its previous quarterly estimates. The Company's fourth quarter results include the effect of the difference between previous estimates and actual year-end results. Therefore, the results of an interim period may not be indicative of the results of the entire year.

                        STANDARD MANAGEMENT CORPORATION

20. RESTATEMENT

     The Company has restated the previously issued 1996 consolidated financial statements for recognition of administration fee income. As discussed in Note 10 to the consolidated financial statements, the Company recorded the collection of administration fees of $375 from National Mutual as a reduction to present value of future profits. Previously the administration fees were recorded as revenues. The following summarizes the net effect of the restatement:

                                                                AS PREVIOUSLY
                                                                  REPORTED       AS RESTATED
                                                                -------------    -----------
Income before federal income taxes, extraordinary gain on
  early redemption of redeemable preferred stock and
  preferred stock dividends.................................       $ 3,910         $ 3,535
Net income..................................................         5,014           4,767
Net income per share........................................           .98             .93
Present value of future profits.............................        24,181          23,806
Retained earnings...........................................         3,268           3,021

          SCHEDULE II -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                        STANDARD MANAGEMENT CORPORATION
                                (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                 1996            1995
                                                                 ----            ----
ASSETS
Investments:
  Investment in subsidiaries................................    $46,422         $44,452
  Surplus debenture due from Standard Life..................     13,000              --
  Equity securities available for sale, at fair value
     (amortized cost: $8)...................................         12              --
  Real estate, at cost less accumulated depreciation of $23
     in 1996 and $15 in 1995................................        139             147
  Investment in joint venture...............................        320              --
  Notes receivable from officers and directors..............        338             534
  Short-term investments, at cost, which approximates fair
     value..................................................        124             714
                                                                -------         -------
                                                                 60,355          45,847
Cash........................................................        900             254
Property and equipment, less accumulated depreciation of
  $989 in 1996 and $399 in 1995.............................      1,087           1,431
Note receivable from affiliate..............................      2,858           2,858
Amounts receivable from subsidiaries........................        638             505
Other assets................................................        829             484
                                                                -------         -------
       Total assets.........................................    $66,667         $51,379
                                                                =======         =======
             LIABILITIES, REDEEMABLE SECURITIES
                  AND SHAREHOLDERS' EQUITY
Liabilities:
Obligations under capital lease.............................        637           1,084
Class action litigation and settlement liability............         --           3,000
Notes payable...............................................     20,000           3,000
Note payable to affiliate...................................      2,858           2,858
Amounts due to subsidiaries.................................        473             677
Other liabilities...........................................      1,023             518
                                                                -------         -------
       Total liabilities....................................     24,991          11,137
Class S Cumulative Convertible Redeemable Preferred Stock,
  par value $10 per share:
  Authorized 300,000 shares; issued and outstanding 159,889
     shares.................................................      1,757              --
Shareholders' Equity:
Preferred Stock, no par value:
  Authorized 700,000 shares; none issued and outstanding....         --              --
Common Stock, no par value:
  Authorized 20,000,000 shares
  Issued 5,752,499 shares in 1996 and 5,459,573 in 1995.....     40,481          39,808
Treasury stock, at cost, 728,229 shares in 1996 and 502,025
  shares in 1995 (deduction)................................     (3,528)         (2,621)
Unrealized gain (loss) on securities available for sale of
  subsidiaries..............................................       (746)          2,582
Foreign currency translation adjustment of subsidiaries.....        691           1,159
Retained earnings (deficit).................................      3,021            (686)
                                                                -------         -------
       Total shareholders' equity...........................     39,919          40,242
                                                                -------         -------
       Total liabilities, redeemable securities and
        shareholders' equity................................    $66,667         $51,379
                                                                =======         =======

           See accompanying notes to condensed financial statements.

                        STANDARD MANAGEMENT CORPORATION
                                (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------
                                                                 1996       1995      1994
                                                                 ----       ----      ----
Revenues:
  Net investment income.....................................    $    32    $  112    $   130
  Interest income from subsidiaries.........................        357       172         90
  Net realized investment gains (losses)....................         --        23       (276)
  Loss on disposal of subsidiary............................       (156)       --         --
  Other income..............................................        135        28         --
  Rental income from subsidiaries...........................        853       715        525
  Management fees from subsidiaries.........................      1,905     1,930      1,630
                                                                -------    ------    -------
     Total revenues.........................................      3,126     2,980      2,099
Expenses:
  Other operating expenses..................................      3,470     2,793      2,772
  Interest expense and financing costs......................        799       110         38
  Interest expense on note payable to affiliate.............        161       172         90
  Class action litigation and settlement costs (credit).....         --      (314)     4,018
                                                                -------    ------    -------
     Total expenses.........................................      4,430     2,761      6,918
                                                                -------    ------    -------
Income (loss) before federal income taxes, equity in
  earnings of consolidated subsidiaries, extraordinary gain
  on early redemption of redeemable preferred stock and
  preferred stock dividends.................................     (1,304)      219     (4,819)
Federal income tax expense (credit).........................         --       (57)       (67)
                                                                -------    ------    -------
Income (loss) before equity in earnings of consolidated
  subsidiaries, extraordinary gain on early redemption of
  redeemable preferred stock and preferred stock
  dividends.................................................     (1,304)      276     (4,752)
Equity in earnings of consolidated subsidiaries.............      5,569     1,037      1,316
                                                                -------    ------    -------
Income (loss) before extraordinary gain on early redemption
  of redeemable preferred stock and preferred stock
  dividends.................................................      4,265     1,313     (3,436)
Extraordinary gain on early redemption of redeemable
  preferred stock, net of $-- federal income tax............        502        --         --
                                                                -------    ------    -------
NET INCOME (LOSS)...........................................      4,767     1,313     (3,436)
Preferred stock dividends...................................        208        --         --
                                                                -------    ------    -------
Earnings available to common shareholders...................    $ 4,559    $1,313    $(3,436)
                                                                =======    ======    =======

           See accompanying notes to condensed financial statements.

                        STANDARD MANAGEMENT CORPORATION
                                (PARENT COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1996       1995       1994
                                                                  ----       ----       ----
OPERATING ACTIVITIES
Net income (loss)...........................................    $  4,767    $ 1,313    $(3,436)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Extraordinary gain on early redemption of redeemable
     preferred stock........................................        (502)        --         --
  Amortization of deferred debt issuance costs..............          32          2         --
  Class action litigation and settlement liability..........          --       (655)     3,655
  Depreciation and amortization.............................         564        562        470
  Equity in earnings of subsidiaries........................      (5,569)    (1,037)    (1,316)
  Accrued interest payable..................................         320         --         --
  Other liabilities.........................................         192        480        495
  Net realized investment gain (loss).......................          --        (23)       276
  Dividend from Standard Life...............................       1,000         --         --
  Other.....................................................         165       (250)       179
                                                                --------    -------    -------
     NET CASH PROVIDED BY OPERATING ACTIVITIES..............         969        392        323
FINANCING ACTIVITIES
Issuance of Common Stock, net...............................          --          6      3,347
Borrowings, net of debt issuance costs of $208 in 1996 and
  $81 in 1995...............................................      16,792      2,923         --
Repayments on long-term debt and capital lease obligation...        (491)      (312)        --
Short-term borrowings, net..................................          --       (550)       550
Redemption of redeemable preferred stock....................        (949)        --         --
Repurchase of stock warrants................................        (600)        --         --
Proceeds from common and treasury stock sales...............         100         --         --
Purchase of Common Stock for treasury.......................      (2,126)      (822)      (931)
                                                                --------    -------    -------
     NET CASH PROVIDED BY FINANCING ACTIVITIES..............      12,726      1,245      2,966
INVESTING ACTIVITIES
Investments, net............................................         197        653     (1,309)
Surplus debenture contributed to Standard Life..............     (13,000)        --         --
Capital contribution to Standard Life.......................          --     (3,000)    (1,225)
Capital contribution to Standard Management International...          --       (170)       (90)
Capital contribution to Standard Advertising, Inc...........          --       (173)        --
Capital contribution to Standard Reinsurance................          --         (6)        --
Purchase of Standard Management International...............          --         --        (67)
Proceeds from sale of property and equipment under sales
  leaseback.................................................          --      1,396         --
Purchase of property and equipment, net.....................        (246)      (475)    (1,448)
                                                                --------    -------    -------
     NET CASH USED BY INVESTING ACTIVITIES..................     (13,049)    (1,775)    (4,139)
                                                                --------    -------    -------
Net increase (decrease) in cash.............................         646       (138)      (850)
Cash at beginning of year...................................         254        392      1,242
                                                                --------    -------    -------
Cash at end of year.........................................    $    900    $   254    $   392
                                                                ========    =======    =======

           See accompanying notes to condensed financial statements.

                        STANDARD MANAGEMENT CORPORATION
                                (PARENT COMPANY)
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               DECEMBER 31, 1996

1. BASIS OF PRESENTATION

     For purposes of these condensed financial statements Standard Management Corporation ("SMC") carries its investments in subsidiaries at cost plus equity in undistributed earnings of subsidiaries since date of acquisition. Net income of its subsidiaries is included in income using the equity method. These condensed financial statements should be read in conjunction with SMC's consolidated financial statements included elsewhere in this document.

2. DIVIDENDS FROM SUBSIDIARIES

     SMC received a cash dividend from subsidiaries of $1,000 in 1996. There were no cash dividends paid to SMC from its subsidiaries in 1995 and 1994.

3. NOTES PAYABLE

     SMC has outstanding borrowings at December 31, 1996 pursuant to an Amended Revolving Line of Credit Agreement with a bank (the "Amended Credit Agreement") that provides for it to borrow up to $16,000 in the form of a seven-year reducing revolving loan arrangement. SMC has agreed to pay a non-use fee of .50% per annum on the unused portion of the commitment. In connection with the original and Amended Credit Agreement, SMC issued warrants to the bank to purchase 60,000 shares of Common Stock. Borrowings under the Amended Credit Agreement may be used for contributions to surplus of insurance subsidiaries, acquisition financing, and repurchases of Class S Cumulative Convertible Redeemable Preferred Stock ("Class S Preferred Stock") and Common Stock. The debt is secured by a Pledge Agreement of all of the issued and outstanding shares of common stock of Standard Life and Standard Marketing. Interest on the borrowings under the Amended Credit Agreement is determined, at the option of SMC, to be: (i) a fluctuating rate of interest to the corporate base rate announced by the bank from time to time plus 1% per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667 begin in November 1998 and conclude in November 2003. Indebtedness incurred under the Amended Credit Agreement is subject to certain restrictions and covenants including, among other things, certain minimum financial ratios, minimum consolidated equity requirements for SMC, positive net income, minimum statutory surplus requirements for the Company's insurance subsidiaries and certain limitations on acquisitions, additional indebtedness, investments, mergers, consolidations and sales of assets. At December 31, 1996, SMC had borrowed $16,000 under this Amended Credit Agreement at a weighted average interest rate of 8.849%.

     In connection with the acquisition of Shelby Life, SMC borrowed $4,000 from an insurance company pursuant to a subordinated convertible debt agreement which is due in December 2003 and requires interest payments in cash at 12% per annum, or, if SMC chooses, in non-cash additional subordinated convertible debt notes at 14% per annum until December 31, 2000. The subordinated convertible notes are convertible into Common Stock at the rate of $6.00 per share through November 1997, and $5.75 per share thereafter. SMC may prepay the subordinated convertible debt with not less than thirty days notice at any time. The subordinated convertible debt agreement contains terms and financial covenants substantially similar to those in the Amended Credit Agreement.

4. SURPLUS DEBENTURE

     From the funds borrowed by SMC pursuant to the Amended Credit Agreement and the subordinated convertible debt agreement, $13,000 was loaned to Standard Life pursuant to an Unsecured Surplus Debenture Agreement ("Surplus Debenture") which requires Standard Life to make quarterly interest

                        STANDARD MANAGEMENT CORPORATION
                                (PARENT COMPANY)

              NOTES TO CONDENSED FINANCIAL STATEMENTS (CONTINUED)

4. SURPLUS DEBENTURE (CONTINUED)
payments to SMC at a variable corporate base rate plus 2% per annum, and annual principal payments of $1,000 per year beginning in 2007 and concluding in 2019. As required by state regulatory authorities, the balance of the surplus debenture at December 31, 1996 of $13,000 is classified as a part of capital and surplus of Standard Life. The interest and principal payments are subject to quarterly approval by the Indiana Department of Insurance, depending upon satisfaction of certain financial tests relating to levels of Standard Life's capital and surplus and general approval of the Commissioner of the Indiana Department of Insurance.

5. REDEEMABLE PREFERRED STOCK

     In connection with the class action lawsuit settlement in March 1995, 300,000 of these shares designated as Class S Preferred Stock, $10.00 per share par value, were issued February 8, 1996. The Class S Preferred Stock is redeemable in February 2003, has an 11% annual cumulative dividend payable in February 2003, and is convertible into Common Stock at $7.62 per share until February 1998 and $10.00 per share thereafter, subject to adjustment under a formula intended to protect against dilution.

     SMC may voluntarily redeem the Class S Preferred Stock prior to February 2003 at par value plus accumulated and unpaid dividends. In February 1996, SMC instituted a program to repurchase from time to time up to 300,000 shares of its Class S Preferred Stock in the open market or privately negotiated transactions. As of December 31, 1996, SMC had repurchased and retired 140,111 shares of its Class S Preferred Stock for $949, primarily paid through additional borrowings under the Amended Credit Agreement. This repurchase resulted in an extraordinary gain on early redemption of redeemable preferred stock of $502 for the year ended December 31, 1996.

6. STOCK DIVIDEND

     SMC declared a 5% stock dividend on shares of its common stock for shareholders of record on May 17, 1996 which was distributed on June 21, 1996. All applicable number of shares and per share amounts included in the accompanying condensed financial statements and notes have been retroactively adjusted to reflect this stock dividend for all periods presented.

                           SCHEDULE IV -- REINSURANCE

                        STANDARD MANAGEMENT CORPORATION

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                                                  PERCENTAGE
                                                         CEDED TO      ASSUMED                    OF AMOUNT
                                            GROSS         OTHER       FROM OTHER       NET         ASSUMED
                                            AMOUNT      COMPANIES     COMPANIES       AMOUNT        TO NET
                                            ------      ---------     ----------      ------      ----------
YEAR ENDED DECEMBER 31, 1996:
Life insurance in force...............    $3,000,763    $1,633,340       $252       $1,367,675      .02%
                                          ==========    ==========       ====       ==========       ===
Premiums
  Life insurance and annuities........    $   11,862    $    2,152       $ --       $    9,710
  Accident and health insurance.......            21            --         --               21
  Supplementary contract and other
     funds on deposit.................           737            --         --              737
                                          ----------    ----------       ----       ----------
     Total premiums...................    $   12,620    $    2,152       $ --       $   10,468
                                          ==========    ==========       ====       ==========
YEAR ENDED DECEMBER 31, 1995:
Life insurance in force...............    $2,316,826    $1,490,812       $282       $  826,296      .03%
                                          ==========    ==========       ====       ==========       ===
Premiums
  Life insurance and annuities........    $    9,574    $    4,312       $ --       $    5,262
  Accident and health insurance.......            22            --         --               22
  Supplementary contract and other
     funds on deposit.................           220            --         --              220
                                          ----------    ----------       ----       ----------
     Total premiums...................    $    9,816    $    4,312       $ --       $    5,504
                                          ==========    ==========       ====       ==========
YEAR ENDED DECEMBER 31, 1994:
Life insurance in force...............    $2,561,412    $1,774,308       $310       $  787,414      .04%
                                          ==========    ==========       ====       ==========       ===
Premiums
  Life insurance and annuities........    $    9,670    $    5,534       $ --       $    4,136
  Accident and health insurance.......            27            --         --               27
  Supplementary contracts and other
     funds on deposit.................           402            --         --              402
                                          ----------    ----------       ----       ----------
     Total premiums...................    $   10,099    $    5,534       $ --       $    4,565
                                          ==========    ==========       ====       ==========

                         SAVERS LIFE INSURANCE COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED FINANCIAL STATEMENTS
Balance Sheets -- June 30, 1997 (Unaudited) and December 31,
  1996 (Audited)............................................  F-49
Statements of Stockholders' Equity -- For the Six Months
  Ended June 30, 1997 and 1996 (Unaudited)..................  F-50
Statements of Income -- For the Six Months Ended June 30,
  1997 and 1996 (Unaudited).................................  F-51
Statements of Cash Flows -- For the Six Months Ended June
  30, 1997 and 1996 (Unaudited).............................  F-52
Notes to Financial Statements (Unaudited)...................  F-53
AUDITED FINANCIAL STATEMENTS
Independent Auditor's Report................................  F-55
Balance Sheets..............................................  F-56
Statements of Stockholders' Equity..........................  F-57
Statements of Income........................................  F-58
Statements of Cash Flows....................................  F-59
Notes to Financial Statements...............................  F-61

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                                 BALANCE SHEETS
                      JUNE 30, 1997 AND DECEMBER 31, 1996
          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              JUNE 30,    DECEMBER 31,
                                                                1997          1996
                                                              --------    ------------
                           ASSETS
Investments:
  Certificates of deposit...................................  $28,838       $30,495
  Debt securities, held for investment, at amortized cost
     (fair value $14,880 and $16,050).......................   16,439        17,442
  Debt securities, available for sale, at fair value
     (amortized cost $8,826 and $7,992).....................    8,450         7,585
  Preferred stocks, market (Cost: $133; $133)...............       50            50
  Common stocks, market (Cost: $2,444; $2,737)..............    3,433         3,241
  Mortgage loans -- secured.................................    6,326         6,760
  Real estate (less accumulated depreciation of $64 and
     $52)...................................................    2,415         2,414
                                                              -------       -------
     Total investments......................................   65,951        67,987
Cash and cash equivalents...................................    7,426         6,702
Accrued investment income...................................      760           721
Accounts receivable.........................................       69            55
Refundable income taxes.....................................        0           298
Deferred income taxes.......................................    1,550         1,088
Reinsurance receivables.....................................      218           296
Equipment, at cost, less accumulated depreciation of $408
  and $407..................................................       86           115
Deferred acquisition cost, net of amortization..............    1,444         3,962
Other assets................................................       24             5
                                                              -------       -------
     Total Assets...........................................  $77,528       $81,229
                                                              =======       =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Policy Liabilities:
  Future policy benefits -- annuities.......................  $46,100       $47,342
  Future policy benefits -- life............................    3,056         3,267
  Unearned premiums and health benefit reserves.............    3,999         3,808
Claim liability (Note 12)...................................   10,360        10,455
Accrued expenses............................................      497           779
Current taxes payable.......................................       48            --
                                                              -------       -------
     Total Liabilities......................................   64,060        65,651
                                                              -------       -------
Stockholders' Equity:
  Capital stock -- no par value -- stated value -- $1 per
     share: 20,000,000 shares authorized; issued and
     outstanding: 1,779,908 at June 30, 1997 and December
     31, 1996...............................................    1,780         1,780
  Additional paid-in capital................................    1,823         1,823
  Retained earnings:
     Appropriated...........................................    1,510         1,365
     Unappropriated.........................................    8,033        10,597
Net unrealized investment gains.............................      322            13
                                                              -------       -------
  Total Stockholders' Equity................................   13,468        15,578
                                                              -------       -------
  Total Liabilities and Stockholders' Equity................  $77,528       $81,229
                                                              =======       =======

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                -----------------------
                                                                 1997            1996
                                                                 ----            ----
Common stock:
  Balance, beginning and end of period......................    $ 1,780         $ 3,552
                                                                =======         =======
Additional paid-in capital:
  Balance, beginning and end of period......................    $ 1,823         $    33
                                                                =======         =======
Unrealized gain (loss) on securities:
  Balance, beginning of period..............................    $    13         $    12
     Change in unrealized gain (loss) on securities
      available for sale....................................        159            (505)
     Change in unrealized gain (loss) on trading account and
      equity securities.....................................        150             220
                                                                -------         -------
  Balance, end of period....................................    $   322         $  (273)
                                                                -------         -------
Retained earnings:
  Balance, beginning of period..............................    $11,962         $13,653
  Net income (loss).........................................     (2,419)           (391)
                                                                -------         -------
  Balance, end of period....................................    $ 9,543         $13,262
                                                                -------         -------
Total Stockholders' Equity..................................    $13,468         $16,574
                                                                -------         -------

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                              STATEMENTS OF INCOME
          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               JUNE 30,              JUNE 30,
                                                         --------------------   ------------------
                                                          1997         1996      1997       1996
                                                          ----         ----      ----       ----
REVENUES:
  Premium considerations --
     Life and health...................................  $11,193      $12,197   $22,538    $24,508
     Policy charges....................................       86           80       147        145
  Investment income, net of expenses: (1997 -- $115;
     1996 -- $116).....................................    1,157        1,151     2,269      2,308
  Fees from Keyport and other income...................      409          358       704        535
  Realized investment gains............................       19           55        35         94
                                                         -------      -------   -------    -------
                                                          12,864       13,841    25,693     27,590
                                                         -------      -------   -------    -------
BENEFITS AND EXPENSES:
  Increase (decrease) in future policy benefits -- life
     and health........................................      347         (377)      325       (657)
  Annuity benefits.....................................       39           39        77         77
  Claims expenses......................................    9,460       10,920    18,611     19,769
  Interest credited on interest-sensitive annuities and
     universal life policies...........................      610          631     1,240      1,325
  Commission expenses..................................    1,811        2,083     3,758      4,285
  General expenses.....................................      702          846     1,379      1,523
  Insurance taxes, licenses and fees excluding income
     taxes.............................................      352          364       691        713
  Amortization of deferred acquisition costs...........    1,861          665     2,658      1,306
                                                         -------      -------   -------    -------
                                                          15,182       15,171    28,739     28,341
                                                         -------      -------   -------    -------
INCOME (LOSS) BEFORE INCOME TAXES......................   (2,318)      (1,330)   (3,046)      (751)
                                                         -------      -------   -------    -------
INCOME TAXES:
  Current..............................................      (91)        (190)       43        (48)
  Deferred.............................................     (396)        (150)     (670)      (312)
                                                         -------      -------   -------    -------
                                                            (487)        (340)     (627)      (360)
                                                         -------      -------   -------    -------
NET INCOME (LOSS)......................................  $(1,831)     $  (990)  $(2,419)   $  (391)
                                                         =======      =======   =======    =======
NET INCOME (LOSS) PER SHARE:
  Net income (loss)....................................   $(1.02)      $(0.55)   $(1.35)    $(0.22)
                                                         =======      =======   =======    =======

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                            STATEMENTS OF CASH FLOWS
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                                  ----------------
                                                                  1997        1996
                                                                  ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income................................................    $ (2,419)   $   (391)
                                                                --------    --------
  Adjustments to reconcile net income to net cash provided
    by operations:
    Amortization of deferred acquisition costs and
     depreciation...........................................       2,692       1,345
    Deferred income taxes...................................        (670)       (312)
    Gain on sale of fixed assets............................           4           0
    Gain on sale of investments.............................         (35)        (94)
    Accrual of bond discount/amortization of premium........         109         127
  (Increase) decrease in assets:............................
    Accrued investment income...............................         (39)       (128)
    Income tax receivables..................................         298        (260)
    Reinsurance receivables.................................          78           0
    Deferred acquisition costs..............................        (140)       (176)
    Other assets............................................         (19)        (21)
    Accounts receivable.....................................         (14)        106
  Increase (decrease) in liabilities:
    Policy liabilities......................................      (1,453)       (952)
    Unearned premiums and health benefit reserves...........         191        (205)
    Claims liability........................................         (95)     (1,353)
    Accrued expenses........................................        (282)       (244)
    Current income tax......................................          48        (177)
                                                                --------    --------
  Total adjustments.........................................         673      (2,344)
                                                                --------    --------
      Net cash provided (used) by operating activities......      (1,746)     (2,735)
                                                                --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets..................................          (5)        (58)
  Sale of fixed assets......................................           5           1
  Proceeds from sales of investments:
    Fixed maturities available for sale and equity
     securities.............................................       2,668      15,021
    Fixed maturities held-to-maturity.......................       1,000           0
  Purchase of investment securities:
    Fixed maturities available for sale and equity
     securities.............................................      (3,292)    (19,733)
  Purchase of certificates of deposit.......................     (19,221)    (24,224)
  Proceeds from matured certificates of deposit.............      20,878      18,492
  Mortgage loans disbursed..................................      (3,854)     (3,362)
  Principal collected on mortgage loans.....................       4,288       3,966
  Proceeds from sale of real estate.........................         434           0
  Real estate purchased.....................................        (432)          0
                                                                --------    --------
      Net cash provided (used) by investing activities......       2,469      (9,897)
                                                                --------    --------
Net increase (decrease) in cash and cash equivalents........         723     (12,632)
Cash and cash equivalents at beginning of period............       6,702      15,005
                                                                --------    --------
Cash and cash equivalents at end of period..................    $  7,425    $  2,373
                                                                --------    --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during period for:
    Interest................................................    $      0    $      2
                                                                --------    --------
    Income taxes............................................    $     25    $    389
                                                                ========    ========

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The results of operations for the interim periods shown in this report are not necessarily indicative of the results that may be expected for the fiscal year. This is particularly true in the life insurance industry, where mortality and morbidity results in interim periods can vary substantially from such results over a longer period. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. All such adjustments are of a normal recurring nature.

     For the six months ended June 30, 1997 and June 30, 1996, net income per common and common equivalent share is based on the weighted average number of shares outstanding of 1,790,379 and 1,792,683, respectively, which include dilutive stock options outstanding during each period. Primary and fully diluted earnings per share are essentially the same.

     The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

NOTE 2 -- NET UNREALIZED GAINS AND LOSSES ON SECURITIES

     The changes during the six months ended June 30, 1997 in amounts affecting net unrealized gains and losses included in the separate component of stockholders' equity were as follows:

                                                                  NET UNREALIZED GAINS
                                                                        (LOSSES)
                                                                ------------------------
                                                                DEBT     EQUITY    TOTAL
                                                                ----     ------    -----
Net unrealized gains (losses) as of January 1, 1997.........    $(408)    $421     $ 13
Increase (decrease) in stated amount of securities..........       31      486      517
                                                                -----     ----     ----
Subtotal....................................................     (377)     907      530
Increase (decrease) in deferred income taxes................     (128)     336      208
                                                                -----     ----     ----
Net unrealized gains (losses) as of June 30, 1997...........    $(249)    $571     $322
                                                                -----     ----     ----

NOTE 3 -- INCOME TAXES

     The effective income tax rate for June 30, 1997 was approximately 20%. This amount varies from that computed by applying the current federal income tax rate of 34% to income before income taxes. The principal differences result from special life insurance company tax deductions and the federal surtax exemption.

NOTE 4 -- REINSURANCE OF MAJOR MEDICAL PRODUCT LINE

     Savers Life and World Insurance Company ("World") have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. Savers Life has agreed to share in the claims experience of this product line for the period from

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 JUNE 30, 1997

July 1, 1997 through the end of 1997 to the extent that the loss ratio for such period does not equal 75%. The loss ratio is calculated by dividing incurred claims by earned premiums. If the loss ratio for the period is greater than 75%, Savers Life will be required to reimburse World in cash for 50% of the amount by which the actual loss ratio exceeds 75%. If the loss ratio for the period is less than 75%, World will be required to reimburse Savers Life in cash for 50% of the amount by which the actual loss ratio is less than 75%. Savers Life will be paid $50 per month by World to administer this block of business between July 1, 1997 and the closing date. As a result of the agreement with World, Savers Life wrote off all remaining deferred acquisition costs associated with the major medical product line, resulting in a $1,752 charge against income in the second quarter of 1997. At the closing date, Savers Life will transfer cash of $4,547 and liabilities of $4,511 to World.

NOTE 5 -- PENDING MERGER

     Savers Life is a party to an Agreement and Plan of Merger subject to approval of Savers Life's stockholders, the stockholders of Standard Management Corporation, the North Carolina Department of Insurance and other regulatory authorities. Savers Life's stockholders will have the opportunity to consider the Merger Agreement in a special meeting to be held in September, 1997. If the Merger Agreement is approved and the merger becomes effective, each stock option that is outstanding immediately prior to the effective time will be converted into the right to receive cash in an amount equal to the number of shares of Savers Life's stock subject to such stock option times the difference between $8.00 per share and the per share exercise price for such stock option. At June 30, 1997, the amount of the payment would be $238.

Board of Directors and Stockholders
Savers Life Insurance Company
Winston-Salem, North Carolina

                          INDEPENDENT AUDITOR'S REPORT

     We have audited the accompanying balance sheets of SAVERS LIFE INSURANCE COMPANY as of December 31, 1996 and 1995, and the related statements of stockholders' equity, income, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savers Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

D.E. GATEWOOD AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

WINSTON-SALEM, NORTH CAROLINA

MARCH 7, 1997

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 1996       1995
                                                                 ----       ----
                           ASSETS
Investments: (Notes 1, 7, 10 and 13)
  Certificates of deposit...................................    $30,495    $23,681
  Debt securities, held for investment, at amortized cost
     (fair value $16,050 and $17,510).......................     17,442     17,485
  Debt securities, available for sale, at fair value
     (amortized cost $7,992 and $7,270).....................      7,585      7,377
  Preferred stocks, market (Cost: $133; $133)...............         50         52
  Common stocks, market (Cost: $2,737; $2,644)..............      3,241      2,636
  Mortgage loans -- secured.................................      6,760      6,934
  Real estate (less accumulated depreciation of $52 and
     $29)...................................................      2,414      2,438
                                                                -------    -------
       Total Investments....................................     67,987     60,603
Cash and cash equivalents...................................      6,702     15,005
Accrued investment income...................................        721        683
Accounts receivable.........................................         55        263
Refundable income taxes.....................................        298          0
Deferred income taxes.......................................      1,088          2
Reinsurance receivables.....................................        296        358
Equipment, at cost, less accumulated depreciation of $407;
  (1995 -- $310)............................................        115        105
Deferred acquisition cost, net of amortization (Note 1).....      3,962      6,677
Other assets................................................          5          4
                                                                -------    -------
       Total Assets.........................................    $81,229    $83,700
                                                                =======    =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Policy Liabilities: (Note 2)
  Future policy benefits -- annuities.......................    $47,342    $47,569
  Future policy benefits -- life............................      3,267      3,089
  Unearned premiums and health benefit reserves.............      3,808      4,672
Claim liability (Note 12)...................................     10,455     10,110
Accrued expenses............................................        779        833
Current income taxes........................................          0        177
                                                                -------    -------
       Total Liabilities....................................     65,651     66,450
                                                                -------    -------
Stockholders' Equity: (Notes 1, 4, 6 and 7)
  Capital stock -- no par value -- stated value 1996 -- $1
     per share; 1995 -- $2 per share: 20,000,000 shares
     authorized; Issued and outstanding: 1996 -- 1,779,908
     shares; 1995 -- 1,775,903 shares.......................      1,780      3,552
  Additional paid-in capital................................      1,823         33
  Retained earnings:
     Appropriated...........................................      1,365        823
     Unappropriated.........................................     10,597     12,830
  Net unrealized investment gains...........................         13         12
                                                                -------    -------
       Total Stockholders' Equity...........................    $15,578    $17,250
                                                                -------    -------
       Total Liabilities and Stockholders' Equity...........    $81,229    $83,700
                                                                =======    =======

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                       STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1996      1995      1994
                                                               ----      ----      ----
Capital stock:
  Balance at beginning of year..............................  $ 3,552   $ 3,572   $ 2,834
  Change in stated value....................................   (1,776)        0         0
  Capital stock purchased -- stated value...................        0       (45)       (5)
  Stated value of common stock issued (Notes 5 and 6).......        4        25       743
                                                              -------   -------   -------
  Balance at end of year....................................  $ 1,780   $ 3,552   $ 3,572
                                                              =======   =======   =======
Additional paid-in capital:
  Balance at beginning of year..............................  $    33   $     0   $     0
  Change in stated value....................................    1,776         0         0
  Exercise of stock options.................................       14        33         0
                                                              -------   -------   -------
                                                              $ 1,823   $    33   $     0
                                                              =======   =======   =======
Retained earnings:
  Appropriated:
     Balance at beginning of year...........................  $   823   $   325   $    88
     Change in asset valuation reserve......................      542       498       237
                                                              -------   -------   -------
     Balance at end of year.................................  $ 1,365   $   823   $   325
                                                              =======   =======   =======
  Unappropriated:
     Balance at beginning of year...........................  $12,830   $12,468   $ 9,474
     Net income.............................................   (1,692)      961     3,241
     Dividends paid.........................................        0         0        (1)
     Capital stock purchased in excess of stated value......        0      (101)       (9)
     Transfer of asset valuation reserve....................     (541)     (498)     (237)
                                                              -------   -------   -------
     Balance at end of year.................................  $10,597   $12,830   $12,468
                                                              =======   =======   =======
Net unrealized investment gains (losses):
  Balance at beginning of year..............................  $    12   $  (584)  $  (416)
  Net changes in unrealized capital gains (losses)..........        1       596      (168)
                                                              -------   -------   -------
  Balance at end of year....................................  $    13   $    12   $  (584)
                                                              =======   =======   =======
TOTAL STOCKHOLDERS' EQUITY..................................  $15,578   $17,250   $15,781
                                                              =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1996      1995      1994
                                                               ----      ----      ----
REVENUES:
  Premium considerations --
     Life and health........................................  $47,855   $49,946   $45,543
     Policy charges.........................................      275       295       280
  Investment income, net of expenses:
     (1996 -- $266; 1995 -- $221; 1994 -- $128).............    4,569     4,851     4,121
  Fees from Keyport and other income........................    1,041     1,665     1,460
  Realized investment gains.................................      170       387       111
                                                              -------   -------   -------
                                                              $53,910   $57,144   $51,515
                                                              -------   -------   -------
BENEFITS AND EXPENSES:
  Increase (decrease) in future policy benefits -- life and
     health.................................................  $  (700)  $(2,069)  $  (166)
  Annuity benefits..........................................      287       170       348
  Claims expenses...........................................   38,748    38,748    28,371
  Interest credited on interest-sensitive annuities and
     universal life policies................................    2,543     2,787     2,803
  Commissions expenses......................................    8,248     9,058     9,000
  General expenses..........................................    3,194     3,326     3,488
  Insurance taxes, licenses and fees excluding income
     taxes..................................................    1,391     1,495     1,358
  Amortization of deferred acquisition costs................    3,057     2,552     1,986
                                                              -------   -------   -------
                                                              $56,768   $56,067   $47,188
                                                              -------   -------   -------
INCOME (LOSS) BEFORE INCOME TAXES...........................  $(2,858)  $ 1,077   $ 4,327
                                                              -------   -------   -------
INCOME TAXES: (Note 3)
  Current...................................................  $   (86)  $   464   $   395
  Deferred..................................................   (1,080)     (348)      691
                                                              -------   -------   -------
                                                              $(1,166)  $   116   $ 1,086
                                                              -------   -------   -------
NET INCOME (LOSS)...........................................  $(1,692)  $   961   $ 3,241
                                                              =======   =======   =======
NET INCOME (LOSS) PER SHARE: (Notes 1 and 6)
  Net income (loss).........................................    $(.94)     $.53     $1.79
                                                              =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 1996       1995       1994
                                                                 ----       ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................    $(1,692)   $   961    $ 3,241
                                                                -------    -------    -------
  Adjustments to reconcile net income to net cash provided
     by operations:
     Amortization of deferred acquisition costs and
       depreciation.........................................    $ 3,131    $ 2,647    $ 2,045
     Deferred income taxes..................................     (1,080)      (348)       691
     Gain on sale of fixed assets...........................         (2)         0          0
     Gain on sale of investments............................       (170)      (387)       (75)
     Accrual of bond discount/amortization of premium.......        249        231        162
  (Increase) decrease in assets:
     Unincorporated joint venture...........................          0          9          0
     Accrued investment income..............................        (38)        86       (166)
     Income tax receivables.................................       (298)        10        114
     Reinsurance receivables................................         62        (65)         0
     Deferred acquisition costs.............................       (342)    (1,567)    (5,008)
     Other assets...........................................         (1)        35        (29)
     Accounts receivables...................................        208        339        498
  Increase (decrease) in liabilities:
     Policy liabilities.....................................        (49)    (1,737)    (1,134)
     Unearned premiums and health benefit reserves..........       (864)    (2,208)      (416)
     Claims liability.......................................        345      2,114      4,042
     Accrued expenses.......................................        (53)      (499)       598
     Current income tax.....................................       (177)       177          0
                                                                -------    -------    -------
     Total adjustments......................................    $   921    $(1,163)   $ 1,322
                                                                -------    -------    -------
       Net cash provided (used) by operating activities.....    $  (771)   $  (202)   $ 4,563
                                                                =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1996       1995       1994
                                                                ----       ----       ----
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets..................................  $    (61)  $    (21)  $     (4)
  Sale of fixed assets......................................         3          0          0
  Proceeds from sales of investments:
     Fixed maturities available for sale and equity
       securities...........................................    18,575     20,119     17,740
  Purchase of investment securities:
     Fixed maturities available for sale and equity
       securities...........................................   (19,429)   (17,170)   (20,311)
     Fixed maturities held-to-maturity......................         0          0     (1,000)
  Purchase of certificates of deposit.......................   (47,033)   (38,714)   (37,136)
  Proceeds from matured certificates of deposit.............    40,221     39,977     23,824
  Mortgage loans disbursed..................................    (8,085)    (7,951)    (9,030)
  Principal collected on mortgage loans.....................     8,259      6,327      6,694
  Real estate purchased                                              0        (42)    (1,350)
                                                              --------   --------   --------
          Net cash provided (used) by investing
            activities......................................  $ (7,550)  $  2,525   $(20,573)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options...................  $     18   $     58   $     41
  Cash dividends paid.......................................         0          0         (1)
  Capital stock purchased...................................         0       (146)       (20)
                                                              --------   --------   --------
          Net cash provided (used) by financing
            activities......................................  $     18   $    (88)  $     20
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........  $ (8,303)  $  2,235   $(15,990)
Cash and cash equivalents at beginning of year..............    15,005     12,770     28,760
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  6,702   $ 15,005   $ 12,770
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest...............................................        $9         $4         $5
                                                              ========   ========   ========
     Income taxes...........................................      $389       $277       $283
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- Savers Life Insurance Company provides life, accident and health insurance services in North Carolina, South Carolina, Virginia and Florida.

     The accompanying financial statements are presented on the basis of generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (Note 4) and include the following policies:

     INVESTMENTS -- Cash on deposit in savings and loan associations and banks (including certificates of deposit) is stated at cost, which is market value. The Company classifies investments in debt securities in three categories: held for investment, available for sale and trading. Debt securities which the Company has the positive intent and ability to hold to maturity are classified as held for investment and are carried at amortized cost, net of write-downs for other than temporary declines in value. Debt securities which might be sold prior to maturity are classified as available for sale and carried at fair value.

     Available for sale debt securities are written down (as realized losses) to fair value as the new cost basis for other than temporary declines in value. Unrealized gains and losses, related to available for sale debt securities, are reflected in stockholders' equity. Unrealized gains and losses on common and preferred stocks carried at market value are also reflected in stockholders' equity. Provisions for impairments that are other than temporary are included in net realized capital gains and losses. Common and preferred stocks are shown at market value (Note 7). Realized investment gains and losses are determined by specific identification and are presented as a separate component of net income.

     Mortgage loans are shown at their unpaid balances, net of allowances for uncollectible amounts, and are secured by deeds of trust on real estate. Allowances for uncollectible loans are estimates based on management's judgment, but there were no allowances for uncollectible amounts at December 31, 1996 and 1995. Mortgage loan interest rates are adjusted periodically based on the prime lending rate. A mortgage loan with a carrying value of $432 is not being repaid according to the terms of the loan. Foreclosure proceedings are being conducted, and management has determined that foreclosure is probable. The net realizable value of the underlying collateral is expected to be greater than the carrying value, and no reserve for impairment has been recognized at December 31, 1996. Interest income on impaired loans is recognized when received. Investment real estate consisting of undeveloped land held for sale is carried at fair value less estimated selling costs. A property held for the production of income and also partially occupied by the Company is carried at depreciated cost plus capital additions. The accumulated depreciation for real estate was $52 and $29 at December 31, 1996 and 1995, respectively. Depreciation is calculated using the straight-line method based on a useful life of 39 years.

     RECOGNITION OF INCOME AND RELATED COSTS -- Premiums on life insurance are reported as revenue when due. Fees on annuities are reported as earned when due. Expenses are reported in a manner which results in the recognition of profits over the life of the contracts. Benefits and expenses are associated with premiums by means of the provisions for future policy benefits, unearned premiums and amortization of policy acquisition costs.

     Investment income is accrued and recognized as earned.

     EQUIPMENT -- Equipment is stated at cost; depreciation is calculated using an accelerated method for assets acquired after 1980 and the straight-line method for assets acquired prior to 1981. The depreciation provision is based on the estimated useful lives of the assets (automobiles 5 years; office equipment and furniture 5 to 10 years).

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     DEFERRED POLICY ACQUISITION COSTS -- Certain costs of acquiring insurance business are deferred. These costs, all of which vary with and are primarily related to the production of new business, consist principally of commissions, certain expenses of underwriting and issuing contracts and certain agency expenses. Deferred policy acquisition costs for traditional life business are amortized over the premium-paying periods of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. Deferred policy acquisition costs for other lines of business are generally amortized over the life of the contract or at a constant rate based on the estimated gross profits expected to be realized. These costs and the amortization periods are the estimates of management based on the expected period of benefit from the costs incurred.

     Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

     Due to the unprofitability of the major medical product line, no costs associated with this line were deferred during 1996. Deferred policy acquisition costs relating to the major medical product line remaining from prior years were amortized over a two-year period. Deferred acquisition costs relating to Medicare supplement policies of a type no longer offered by the Company were written off in 1996.

     INCOME TAXES -- Income tax provisions are based on earnings reported in the financial statements. Deferred income taxes relate principally to the deferred acquisition costs and the liability for future policy benefits.

     CLAIMS PAYABLE -- The Company establishes provisions for claims in the process of review and for claims incurred but not reported. These provisions are estimates of the ultimate cost of incurred claims based on historical payment patterns using actuarial techniques. Claims payable were $10,455 and $10,110 at December 31, 1996 and 1995, respectively. (See Note 12)

     NET INCOME PER SHARE -- In 1996, 1995 and 1994, net income per common and common equivalent share is based on the weighted average number of shares outstanding of 1,792,530, 1,797,436 and 1,813,370, respectively (Note 5), which include dilutive stock options outstanding during each period. Primary and fully diluted earnings per share are essentially the same.

     APPROPRIATED RETAINED EARNINGS -- Appropriated retained earnings have been computed according to a statutory formula specified by regulations to provide for possible losses on securities.

     CASH EQUIVALENTS -- For purposes of the statement of cash flows, cash equivalents include all short-term investments (highly liquid debt instruments) with original maturities of three months or less. Short-term investments were $6,101, $12,608 and $11,500 at December 31, 1996, 1995 and 1994, respectively.

     USE OF ESTIMATES -- The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

     RECLASSIFICATION -- Certain 1995 and 1994 amounts have been reclassified to conform with classifications in 1996. The reclassification had no effect on net income. Reinsurance receivables and future policy benefits-life amounts for 1995 were reclassified to present future policy benefits without the effect of reductions due to reinsurance. The effect of this reclassification increased total assets and liabilities by $245 for 1995.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ACCOUNTING CHANGES

     ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN -- As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure. In accordance with these standards, a loan is considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement. For impaired loans, a specific impairment reserve would be established for the difference between the recorded investment in the mortgage loan and the fair value of the collateral. Adoption of these standards had no impact on 1995 net income.

     ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES -- Effective for the year ended December 31, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires the classification of debt securities into three categories and equity securities into two categories. The cumulative effect of this change increased the carrying value of bonds by $11 at January 1, 1994, thus increasing stockholders' equity by $11.

NOTE 2: POLICY LIABILITIES

     The Company markets life, accident and health, and single premium deferred and immediate annuity policies. The single premium deferred annuity permits the policyholder to make additional premium payments to Savers Life Insurance Company. The amount of such additional premium payments may be varied at the policyholder's discretion but may not be less than $0.5, and premiums may be withdrawn upon request as provided in the annuity contract. The actual interest rate guaranteed by the Company is determined by the Company's directors at the beginning of each policy year. Savers Life Insurance Company guarantees that the rate for future contract periods will not be less than as stated in the annuity contract.

     Liabilities for future policy benefits on life insurance are provided on the net level premium valuation method based on estimated future investment yield and mortality with interest rates ranging from 4.2% to 5.0%. Mortality assumptions are drawn from the 1980 Commissioners Standard Ordinary Mortality tables, and there are no withdrawal assumptions used in computing the future policy benefits on life insurance. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

NOTE 3: INCOME TAXES

     Income tax expense (benefit) consists of:

                                                                 1996        1995        1994
                                                                 ----        ----        ----
Current taxes (benefits):
  Income -- federal taxes...................................    $  (115)     $ 398      $  376
  Realized capital gains....................................         29         66          19
                                                                -------      -----      ------
                                                                $   (86)     $ 464      $  395
Deferred taxes (benefits):
  Income -- federal taxes...................................     (1,080)      (348)        691
                                                                -------      -----      ------
  TOTAL.....................................................    $(1,166)     $ 116      $1,086
                                                                =======      =====      ======

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3: INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below:

                                                                 1996        1995
                                                                 ----        ----
Deferred tax assets:
  Insurance reserves........................................    $     0      $   0
  Net unrealized capital losses.............................        469          0
  AMT tax credit carryovers.................................        411        349
  Deferred policy acquisition costs.........................      1,567        248
                                                                -------      -----
     Total gross assets.....................................    $ 2,447      $ 597
     Less valuation allowance...............................        881        349
                                                                -------      -----
          Assets net of valuation...........................    $ 1,566      $ 248
                                                                -------      -----
Deferred tax liabilities:
  Deferred policy acquisition costs.........................    $     0      $   0
  Insurance reserves........................................        478        240
  Net unrealized capital gains..............................          0          6
                                                                -------      -----
     Total liabilities......................................    $   478      $ 246
                                                                -------      -----
Net deferred tax asset......................................    $ 1,088      $   2
                                                                =======      =====

     Net unrealized capital gains and losses are presented in stockholders' equity net of deferred taxes. Due to the uncertainty of future capital gains, valuation allowances were established of $469 and $0 at December 31, 1996 and 1995, respectively. Valuation allowances have also been established for AMT tax credit carryovers in the amounts of $411 and $349 for the years ended December 31, 1996 and 1995, respectively. These allowances for the AMT tax credit carryovers are estimates and have been established because management believes it is uncertain that the AMT tax credits, which apply only against the Company's regular tax liability, can be utilized in the future.

     The effective income tax rate for 1996, 1995 and 1994 was approximately 20%. These amounts vary from those computed by applying the current federal income tax rate of 34% to income before income taxes. The principal differences result from special life insurance company tax deductions and the federal surtax exemption.

     For years beginning after December 31, 1983, the Tax Reform Act passed by Congress changed the tax laws concerning life insurance companies. Under the new law, certain timing differences relating to deferred taxes cease to exist.

     As required by the Revenue Reconciliation Act of 1990, the Company changed its method of reporting policy acquisition costs for federal income tax purposes during 1990. The 1990 Act required that the deduction for policy acquisition costs be determined based on prescribed percentages of annual net premiums, and spreads the deduction over a five-year period.

     Prior to January 1, 1984, life insurance companies were taxed on the lesser of taxable investment income or gain from operations (as defined by the Internal Revenue Code) plus one-half of any excess of the gain from operations over taxable investment income. One-half of the excess of gain from operations over taxable investment income, an amount which is not currently subject to taxation, plus special deductions allowed in computing the gain from operations, was set aside in a special memorandum tax account designated "policyholders' surplus account."

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3: INCOME TAXES (CONTINUED)
     The accumulated amount of income subject to current taxation, less the tax thereon, was set aside in another special memorandum tax account designated "stockholders' surplus account." At December 31, 1996 and 1995, respectively, the Company, on a tax basis, had balances of $17,845 and $17,872 in its stockholders' surplus account and $72 in its policyholders' surplus account for both years.

NOTE 4: STATUTORY ACCOUNTING RECONCILIATION

     Following are reconciliations of net income and stockholders' equity on the statutory basis to the generally accepted accounting principles (GAAP) basis:

                                                               1996      1995      1994
                                                               ----      ----      ----
Net income (losses) -- statutory basis......................  $  (582)  $  (639)  $  (496)
Increase (decrease) in deferred acquisition costs...........   (2,715)     (985)    3,022
Adjustment to claim liabilities.............................     (250)        0         0
Adjustment to health reserves...............................      717     2,125     1,416
Adjustment to health premiums...............................       19       (84)        0
Interest Maintenance Reserve................................       39       196       (10)
Deferred income taxes.......................................    1,080       348      (691)
                                                              -------   -------   -------
  NET INCOME (LOSS) -- GAAP BASIS...........................  $(1,692)  $   961   $ 3,241
                                                              =======   =======   =======
Stockholders' equity -- statutory basis.....................  $ 6,340   $ 6,934   $ 7,776
Additions (deductions):
  Deferred acquisition costs................................    3,962     6,677     7,661
  Deferred income taxes.....................................    1,088         2      (339)
  Non-admitted assets.......................................       69        51       134
  Adjustment to health reserves.............................    1,716     1,249      (876)
  Asset valuation reserve...................................    1,364       823       325
  Interest Maintenance Reserve..............................    1,446     1,406     1,210
  Unrealized gains (losses) on marketable securities........     (407)      108      (110)
                                                              -------   -------   -------
  STOCKHOLDERS' EQUITY -- GAAP BASIS........................  $15,578   $17,250   $15,781
                                                              =======   =======   =======

     Under applicable laws and regulations, cash dividends to stockholders are limited to the extent of statutory operating profits and realized capital gains.

     The Company files financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic insurance regulatory authorities. The principal differences between statutory financial statements and financial statements prepared in accordance with generally accepted accounting principles (GAAP) are that statutory financial statements do not reflect deferred policy acquisition costs and deferred income taxes, most bonds are carried at amortized cost and reinsurance assets and liabilities are presented net of reinsurance. The Company's use of permitted statutory accounting practices does not have a significant impact on statutory surplus.

     Statutory capital and surplus are subject to certain restrictions imposed by state insurance departments as to minimum levels and payments of dividends. The minimum levels of capital and surplus required by the North Carolina Department of Insurance are $1,200 and $300, respectively. The Company may pay dividends without prior approval of the North Carolina Department of Insurance if the dividends and all other dividends and distributions within the past twelve months do not exceed the lesser of statutory basis net gain from operations or 10% of statutory capital and surplus. Due to the Company's statutory net losses in 1996, 1995

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4: STATUTORY ACCOUNTING RECONCILIATION (CONTINUED) and 1994, no dividends are allowed to be paid without prior approval of the North Carolina Department of Insurance.

NOTE 5: STOCKHOLDERS' EQUITY

     The Company purchased 0, 22,457 and 2,621 shares of its own capital stock in 1996, 1995 and 1994, respectively, reducing the outstanding shares. On August 26, 1996, the Board of Directors adopted a resolution changing the stated value of the Company's stock from $2.00 per share to $1.00 per share. The resolution resulted in the reduction of the capital stock account by $1,776 and the increase of the gross paid-in surplus by $1,776.

NOTE 6: STOCK OPTIONS

     On February 25, 1982, the Company's Board of Directors amended the 1980 employee incentive stock option plan to qualify as an incentive stock option plan for all key employees, under which 189,000 shares of the Company's authorized but unissued common stock were reserved for possible issuance. The grant to any one individual could not exceed 20% of the shares covered by the plan. The option price is the greater of $1.00 per share or the fair market value on the date of grant, as determined by the Board of Directors. Options expire ten years after the grant date. This plan expired January 21, 1990.

     On April 25, 1984, the Company's stockholders approved an additional incentive stock option plan under which 75,600 shares of the Company's common stock were reserved for issuance to key employees. Options under this plan expire ten years after the date the option is granted. This plan expired April 24, 1994. On May 22, 1995, the Company's stockholders approved an additional stock option plan under which 50,000 shares of the Company's common stock were reserved for issuance to key employees. Options under this plan expire ten years after the date the option is granted. This plan expires March 5, 2005.

     Under the plans as originally issued, options could be exercised over the option period in the following amounts: none during the first year, twenty-five percent of the total shares in the second year and twenty-five percent of the total in each of the following three years, and in any year prior to expiration an amount equal to options exercisable in prior years but unexercised. However, the Company's Board of Directors adopted a resolution on December 22, 1996 whereby all outstanding options to purchase shares of the Company's common stock were declared to be fully vested as of that date.

     The option price is equal to the fair market value on the date of grant for all plan options outstanding December 31, 1996 as follows:

                                                     NUMBER OF
                  DATE OF GRANT                       SHARES         PRICE       TOTAL
                  -------------                      ---------       -----       -----
August 19, 1987..................................      6,600         $5.33       $ 35
November 22, 1988................................     12,600         $5.00         63
November 28, 1989................................      9,375         $4.80         45
May 24, 1991.....................................     10,000         $5.20         52
March 15, 1993...................................      9,374         $5.60         53
August 18, 1995..................................     16,350         $6.50        106
                                                      ------                     ----
                                                      64,299                     $354
                                                      ======                     ====

     The Company applies APB Opinion 25 in accounting for its fixed stock compensation plan. Accordingly, no compensation has been recognized for the fixed plan for 1996, 1995 and 1994. Proforma disclosure of net

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6: STOCK OPTIONS (CONTINUED)
income and net income per share recognizing compensation costs determined on the basis of fair value pursuant to FASB Statement No. 123 are not presented because the amounts are immaterial.

     The following is a summary of the status of stock option plans for 1996, 1995 and 1994:

                                                1996                   1995                   1994
                                        --------------------   --------------------   --------------------
                                                    WEIGHTED               WEIGHTED               WEIGHTED
                                                    AVERAGE                AVERAGE                AVERAGE
                                         NUMBER     EXERCISE    NUMBER     EXERCISE    NUMBER     EXERCISE
                                        OF SHARES    PRICE     OF SHARES    PRICE     OF SHARES    PRICE
                                        ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of year......   73,066      $5.41      64,713      $4.96       84,223     $4.46
Granted...............................        0      $   0      16,600      $6.50            0     $   0
Exercised.............................   (4,005)     $4.58      (7,560)     $3.97      (17,010)    $2.43
Forfeited.............................     (937)     $5.53        (687)     $5.17       (2,500)    $5.60
Expired...............................   (3,825)     $4.58           0      $   0            0     $   0
                                         ------                 ------                 -------
Outstanding at end of year............   64,299      $5.51      73,066      $5.41       64,713     $4.96
                                         ======                 ======                 =======
Options exercisable at end of year....   64,299                 51,625                  54,715
                                         ======                 ======                 =======
Weighted average fair value of options
  granted during year.................   $    0                 $ 6.50                 $     0
                                         ======                 ======                 =======

     The following is a summary of plan options outstanding at December 31, 1996, all of which are exercisable:

               OUTSTANDING OPTIONS
    ------------------------------------------
                              WEIGHTED AVERAGE
                                 REMAINING
    EXERCISE PRICE   NUMBER   CONTRACTUAL LIFE
    --------------   ------   ----------------
        $5.33        6,600        .63 years
        $5.00        12,600      1.89 years
        $4.80        9,375       2.91 years
        $5.20        10,000      4.40 years
        $5.60        9,374       6.20 years
        $6.50        16,350      8.63 years

     In addition to the plan options, 37,500 nonqualified options were granted to the owner of an insurance agency in 1992. At the end of 1996, 5,000 of these options had been exercised, and 32,500 were exercisable at an option price of $5.60 per share. The total option price was $182, and the fair market value was $211.

     The Company is a party to an Agreement and Plan of Merger subject to approval of the Company's stockholders, the stockholders of Standard Management Corporation, the North Carolina Department of Insurance and other regulatory authorities. The Company's stockholders will have the opportunity to consider the Merger Agreement at a special meeting to be held in June, 1997. If the Merger Agreement is approved and the merger becomes effective, each stock option that is outstanding immediately prior to the effective time will be converted into the right to receive cash in an amount equal to the number of shares of the Company's stock subject to such stock option times the difference between $8.00 per share and the per share exercise price for such stock option. At December 31, 1996, the amount of the payment would be $238.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7: INVESTMENTS

     Debt securities at December 31 were as follows:

                                                                         GROSS         GROSS
                                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                            COST         GAINS         LOSSES       VALUE
                                                          ---------    ----------    ----------     -----
1996
Held for investment:
  U.S. Treasury securities and obligations of U.S.
     government agencies and corporations.............     $17,442        $ 10         $1,402      $16,050
                                                           -------        ----         ------      -------
Available for sale:
  U.S. Treasury securities and obligations of U.S.
     government agencies and corporations.............     $ 7,388        $  4         $  422      $ 6,970
  Other corporate securities..........................         604          11              0          615
                                                           -------        ----         ------      -------
  Total available for sale............................     $ 7,992        $ 15         $  422      $ 7,585
                                                           -------        ----         ------      -------
TOTAL DEBT SECURITIES.................................     $25,434        $ 25         $1,824      $23,635
                                                           =======        ====         ======      =======
1995
Held for investment:
  U.S. Treasury securities and obligations of U.S.
     government agencies and corporations.............     $17,485        $ 25         $    0      $17,510
                                                           -------        ----         ------      -------
Available for sale:
  U.S. Treasury securities and obligations of U.S.
     government agencies and corporations.............     $ 6,271        $113              0      $ 6,384
  Other corporate securities..........................         999           0              6          993
                                                           -------        ----         ------      -------
  Total available for sale............................     $ 7,270        $113         $    6      $ 7,377
                                                           -------        ----         ------      -------
TOTAL DEBT SECURITIES.................................     $24,755        $138         $    6      $24,887
                                                           =======        ====         ======      =======

     The amortized cost and estimated market value of debt securities, by contractual maturity at December 31, 1996, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                AMORTIZED     ESTIMATED
                                                                  COST       MARKET VALUE
                                                                ---------    ------------
Due in one year or less.....................................     $   380       $   379
Due after one year through five years.......................         946           934
Due after five years through ten years......................          59            76
Due after ten years.........................................      24,049        22,246
                                                                 -------       -------
                                                                 $25,434       $23,635
                                                                 =======       =======

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7: INVESTMENTS (CONTINUED)
     Investments in "available for sale equity securities" were as follows:

                                                                        GROSS         GROSS
                                                                      UNREALIZED    UNREALIZED     FAIR
                                                             COST       GAINS         LOSSES      VALUE
                                                             ----     ----------    ----------    -----
1996
Equity securities.......................................    $2,870       $655          $234       $3,291
                                                            ======       ====          ====       ======
1995
Equity securities.......................................    $2,777       $227          $315       $2,689
                                                            ======       ====          ====       ======

     The changes during 1996 in amounts affecting net unrealized gains and losses included in the separate component of stockholders' equity are as follows:

                                                                NET UNREALIZED GAINS (LOSSES)
                                                                ------------------------------
                                                                DEBT        EQUITY       TOTAL
                                                                ----        ------       -----
Net unrealized gains (losses) on securities available for
  sale as of January 1, 1996................................    $  70        $(58)        $12
Increase (decrease) in stated amount of securities..........     (478)        479           1
                                                                -----        ----         ---
Subtotal....................................................    $(408)       $421         $13
                                                                -----        ----         ---
Deferred federal income taxes...............................    $   0        $  0         $ 0
                                                                -----        ----         ---
Net unrealized gains (losses) on securities available for
  sale as of December 31, 1996..............................    $(408)       $421         $13
                                                                -----        ----         ---

NOTE 8: REINSURANCE

     As part of its ongoing business, the Company seeks to limit its exposure to losses by ceding reinsurance to other insurance enterprises under excess coverage and coinsurance contracts. The Company retains a maximum of $20 of coverage per individual life contract.

     Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurers' insolvencies.

     The effect of reinsurance on premiums written and earned is as follows:

                                                                 1996          1995          1994
                                                                 ----          ----          ----
Direct premiums and amounts assessed against
  policyholders.............................................    $50,635       $52,125       $48,567
Reinsurance assumed.........................................          0             0             0
Reinsurance ceded...........................................      1,113         1,261           903
                                                                -------       -------       -------
Net premiums and amounts earned.............................    $49,522       $50,864       $47,664
                                                                =======       =======       =======

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9: EMPLOYEE RETIREMENT PLAN

     During 1988, the Company initiated a 401(k) Profit Sharing Plan for the benefit of eligible employees and their beneficiaries. Employees who have completed one year of service and have reached their 21st birthday are eligible under the plan. Participants are entitled to 100% benefits upon retirement or death. If participants are terminated, they are entitled to receive the vested percentage of their account balance.

     Participants may defer up to 15% of their compensation annually, subject to dollar limits set by law. The Company matches the employees' salary reduction 100%. In applying the matching contribution, only salary reductions up to 5% of base compensation are considered. The Company's funding policy is to contribute annually no more than the maximum amount that can be deducted for federal income tax purposes. The amount of expense for contributions to the 401(k) plan for the years 1996, 1995 and 1994 was $39, $39 and $35, respectively. At December 31, 1996 (the most recent actuarial valuation date), the plan's accumulated benefit obligation was $443 including vested benefits of $429, and the fair market value of plan assets was $443.

NOTE 10: CONCENTRATIONS OF CREDIT RISK

     The Company is required by SFAS No. 105, "Disclosure of Information About Financial Instruments With Off-Balance-Sheet Risk and Financial Instruments With Concentrations of Credit Risk", to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and mortgage loans receivable. Since the Company's inception, it has been management's policy to place its cash on deposit and certificates of deposit with a diversified group of high credit quality financial institutions. At December 31, 1996, the Company had accounts with approximately 250 such institutions with a higher concentration of institutions in North Carolina and South Carolina. Although, as of December 31, 1996, there were amounts in some of those financial institutions that exceed the insured deposit coverage, management does not believe any significant credit risk relating to cash deposits exists as of December 31, 1996.

     Mortgage loans consist of long-term notes secured by real estate in North Carolina and South Carolina and construction loans to several construction companies located mainly in the Piedmont of North Carolina. The Company had long-term notes of approximately $1,331 and $1,433 at December 31, 1996 and 1995, respectively. No individual long-term note exceeds 1% of total investments as of December 31, 1996 and 1995. The Company had construction loans of approximately $5,424 and $5,498 at December 31, 1996 and 1995, respectively. Construction loans to one construction company totaled approximately $2,130 and $2,854 at December 31, 1996 and 1995, respectively. To reduce credit risk, all construction loans are monitored on a continuing basis, secured by the property being built, and limited to a maximum percentage of the builders' price.

NOTE 11: OPERATING LEASES

     The Company is the lessor of a portion of its home office building under operating leases expiring in various years through 1999. The leased property (including land) has a carrying value of $1,298 net of accumulated depreciation of $52. These leases have been accounted for under the operating method, which recognizes the lease revenue as earned over the life of the lease.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 11: OPERATING LEASES (CONTINUED)
     Minimum future rentals to be received on non-cancellable leases as of December 31, 1996 for each of the next five years and in the aggregate are:

                  YEAR ENDING DECEMBER 31                     AMOUNT
                  -----------------------                     ------
  1997......................................................   $ 67
  1998......................................................     33
  1999......................................................      7
  2000......................................................      0
  2001......................................................      0
  Thereafter................................................      0
                                                               ----
       TOTAL MINIMUM FUTURE RENTALS.........................   $107
                                                               ====

NOTE 12: LIABILITY FOR UNPAID CLAIMS

     Activity in the liability for unpaid claims is summarized as follows:

                                                      1996      1995      1994
                                                      ----      ----      ----
Beginning of year..................................  $10,110   $ 7,996   $ 3,923
Reinsurance recoverable............................       99        30         0
                                                     -------   -------   -------
                                                     $10,011   $ 7,966   $ 3,923
                                                     -------   -------   -------
Claims incurred....................................  $43,204   $44,063   $34,442
Claims paid (net of reinsurance)...................   42,802    42,018    30,399
                                                     -------   -------   -------
                                                     $   402   $ 2,045   $ 4,043
                                                     -------   -------   -------
Balance at December 31.............................  $10,413   $10,011   $ 7,966
Plus reinsurance receivables.......................       42        99        30
                                                     -------   -------   -------
                                                     $10,455   $10,110   $ 7,996
                                                     =======   =======   =======

     During 1995, the Company changed its estimate of health claims liability. This change in estimate was the result of management's underestimation of the major medical claims backlog. The effect of this change was to decrease net income before taxes for 1995 by $1,951 ($1.09 per share). During 1996, the Company changed its estimate of health claims liability. This change in estimate was the result of an accumulation of claims due to the pending change with certain preferred provider organizations. The effect of this change was to decrease net income before taxes for 1996 $1,197 ($.67 per share).

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 13: ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 were as follows:

                                                                   1996                      1995
                                                          ----------------------    ----------------------
                                                          CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                           VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                                          --------    ----------    --------    ----------
Assets:
  Cash and cash equivalents...........................    $   601      $   601      $ 2,397      $ 2,397
  Short-term investments (cash equivalents)...........    $ 6,101      $ 6,101      $12,608      $12,608
  Certificates of deposit.............................    $30,496      $30,496      $23,681      $23,681
  Debt securities.....................................    $25,027      $23,634      $24,862      $24,887
  Equity securities...................................    $ 3,291      $ 3,291      $ 2,689      $ 2,689
  Mortgage loans......................................    $ 6,760      $ 6,760      $ 6,934      $ 6,934
Liabilities:
  Future policy benefits-annuities....................    $47,342      $47,466      $47,569      $47,712

     Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

     SHORT-TERM INSTRUMENTS -- Fair values are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, the carrying amounts reported in the balance sheets approximate fair value. Short-term instruments have a maturity date of three months or less.

     CERTIFICATES OF DEPOSIT -- Fair values are based on purchase price of certificates and prevailing rates of interest. The certificates of deposit typically have very short maturity periods (six months or less) or variable interest rates. Fair values are approximated by carrying values due to the short-term nature of the instruments.

     DEBT AND EQUITY SECURITIES -- Fair values are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are estimated by using quoted market prices for similar securities or discounted cash flow methods.

     MORTGAGE LOANS -- Fair values are estimated by discounting expected mortgage loan cash flows at market rates, which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The loans have variable interest rates, which are linked to the prime rate. Estimated fair values for mortgage loans are not materially different from carrying value.

     FUTURE POLICY BENEFITS-ANNUITIES -- The majority of these investment contract liabilities are made up of deferred annuity policies with adjustable interest rates. All deferred policies have guaranteed minimum rates of interest, but the guaranteed rates are lower than current market rates. Because of the short-term adjustability of the interest rates, fair value is approximated by carrying value for deferred annuities. Other contract deposit funds, which make up about 7% of these investment contract liabilities, are immediate

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 13: ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) annuities which pay a fixed monthly amount for a fixed period. Fair value of these liabilities is estimated by discounting cash flows at interest rates currently being offered by the Company for similar contracts.

NOTE 14: COMMITMENTS AND CONTINGENT LIABILITIES

     COMMITMENTS -- Commitments to extend credit are legally binding agreements to lend monies at a specified interest rate and within a specified time period. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from interest rate fluctuations. The Company's exposure to credit risk is reduced by the existence of conditions within the commitment agreements that release the Company from its obligations in the event of a material adverse change in the counterparty's financial condition. At December 31, 1996 and 1995, the Company had $7,491 and $8,138, respectively, in total construction loan commitments to general contractors. At December 31, 1996 and 1995, the Company had outstanding loan commitments of approximately $2,067 and $2,640 respectively.

     LITIGATION -- The Company is continuously involved in a number of lawsuits arising, for the most part, in the ordinary course of its business operations. At December 31, 1996, the Company was named as a defendant in several lawsuits. The total amount of damages sought was $1,245, including $1,000 in punitive damages. After consulting with counsel, the Company estimated that its liability for these lawsuits was less than $100. Additionally, there are several cases pending for which outside counsel cannot offer an opinion as to probable outcome. Outside counsel believes the range of damages for these lawsuits is between $0 and $50. While the ultimate outcome of any litigation cannot be determined at this time, management believes it is remote that this litigation will result in judgments for additional amounts material to the financial condition of the Company. Counsel has further advised that an award of punitive damages against the Company in any pending suit is highly unlikely. Materiality was calculated as anything greater than 5% of pre-tax gain or loss.

NOTE 15: EXAMINATION BY NORTH CAROLINA DEPARTMENT OF INSURANCE

     During the year 1995, the North Carolina Department of Insurance conducted its triennial examination of the financial condition and affairs of the Company for the years ended December 31, 1992, 1993 and 1994. The report concluded that the Company was in compliance with the capital and surplus requirements of North Carolina for the kinds of insurance which the Company is authorized to write.

NOTE 16: MERGER

     The Company is a party to an Agreement and Plan of Merger, dated as of December 19, 1996, as amended, pursuant to which, subject to approval by the Company's stockholders, the stockholders of Standard Management Corporation, the North Carolina Department of Insurance and other regulatory authorities, the Company will become a wholly-owned subsidiary of Standard Management Corporation, an Indiana insurance holding company. The Company's Board of Directors has unanimously approved the Merger Agreement and has recommended that the Company's stockholders approve it at a special meeting to be held in September of 1997. If the Merger Agreement is approved and the merger becomes effective, stockholders of the Company will be entitled to receive $1.50 cash and $6.50 in value of Standard Management Corporation's Common Stock for each share of the Company's Common Stock owned by them immediately prior to effectiveness of the merger. Stockholders may elect to receive stock in lieu of the cash portion of the merger consideration. In addition, holders of shares of the Company's Common Stock outstanding immediately prior to effectiveness of the merger will be eligible to receive a Performance Premium based on 1997 and 1998 earnings of the Company calculated on a statutory accounting basis, conditioned upon the Company's earnings in those years exceeding certain minimum levels.

                         SAVERS LIFE INSURANCE COMPANY
                         WINSTON-SALEM, NORTH CAROLINA

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 17: INVESTMENT CONTRACT ACCOUNTING

     The Company has changed to a generally accepted method of recording premiums received on investment-type insurance contracts. Payments received by the Company relating to investment-type contracts are now reported as liabilities and accounted for in a manner consistent with the accounting for interest-bearing or other financial instruments. The balances in premium considerations, annuity policy charges, change in future policy benefits, annuity benefits and interest expense were restated as a correction for all years presented. There were no changes to net income or retained earnings as a result of these restatements.

                        STANDARD MANAGEMENT CORPORATION

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                 DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

     The following unaudited pro forma combined statements of operations for the six months ended June 30, 1997 and the year ended December 31, 1996, are presented as if (i) the acquisition of Shelby Life from DLAC and its merger into Standard Life, (ii) the transfer of the major medical product line from Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line, and (iii) the acquisition of Savers Life by SMC had occurred as of January 1, 1996. The following unaudited pro forma combined balance sheet as of June 30, 1997, gives effect to the transfer of the major medical product line from Savers Life to World and the acquisition of Savers Life by SMC as if it had occurred as of the balance sheet date.

     The unaudited pro forma combined financial statements do not purport to represent what SMC's balance sheet or results of operations actually would have been had the merger of Shelby Life into Standard Life, the transfer of the major medical product line from Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line, and the acquisition of Savers Life by SMC in fact occurred on the dates indicated, or to project SMC's balance sheet or results of operations for any future date or period. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes thereto and the separate historical consolidated financial statements of SMC and Savers Life as of and for the six months ended June 30, 1997 and as of and for the year ended December 31, 1996 which are contained elsewhere in this Proxy Statement/Prospectus.

     The pro forma adjustments and combined amounts are provided for informational purposes only, and if the acquisition of Savers Life by SMC is consummated, SMC's consolidated financial statements will reflect the effects of the acquisition of Savers Life by SMC only from the date such transaction occurs. The acquisition and merger of Shelby Life into Standard Life occurred on November 8, 1996, with an effective date of November 1, 1996. Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. The pro forma adjustments are applied to the historical consolidated financial statements of SMC, Shelby Life and Savers Life to account for the merger of Shelby Life into Standard Life and the acquisition of Savers Life by SMC under the purchase method of accounting in accordance with APB No. 16. Under this method of accounting, the total purchase cost has been allocated to Shelby Life's and Savers Life's assets and liabilities based on their estimated relative fair values. These allocations are subject to valuations as of the date of the transaction based on appraisals and other studies, which are not yet completed. Accordingly, the final allocations will be different from the amounts reflected herein. Any purchase price adjustments will be made within one year from the acquisition date and are not expected to be material to the unaudited pro forma combined financial statements taken as a whole. The unaudited pro forma combined financial statements, however, reflect management's best estimate based on currently available information.

                        STANDARD MANAGEMENT CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                HISTORICAL FINANCIAL
                                     STATEMENTS                                                             PRO FORMA
                            -----------------------------                                                  ADJUSTMENTS
                                              10 MONTHS                                                    RELATED TO
                             YEAR ENDED         ENDED        PRO FORMA                                     TRANSFER OF
                            DEC. 31, 1996   OCT. 31, 1996   ADJUSTMENTS      PRO FORMA                        MAJOR
                            -------------   -------------   RELATING TO      SMC BEFORE                      MEDICAL
                              STANDARD         SHELBY       THE SHELBY       THE SAVERS      HISTORICAL      PRODUCT
                             MANAGEMENT         LIFE        LIFE MERGER   LIFE ACQUISITION   SAVERS LIFE     LINE(5)
                             ----------        ------       -----------   ----------------   -----------   -----------
Revenues:
 Premium income............      $10,468       $1,288         $    --          $11,756          $47,855     $(18,910)
 Net investment income.....      20,871         6,008            (556)(1)       26,323            4,569         (407)
 Net realized investment
   gains...................       1,302           147              --            1,449              170          (15)
 Gain on disposal of
   subsidiaries............         886            --              --              886               --           --
 Policy charges............       2,551         1,715              --            4,266              275           --
 Amortization of excess of
   net assets acquired over
   acquisition cost........       1,388            --              --            1,388               --           --
 Management fees and
   similar income from
   separate accounts.......       1,564            --              --            1,564               --           --
 Other income..............       1,277           435              --            1,712            1,041           --
                              ---------        ------         -------        ---------        ---------     --------
   Total revenues..........      40,307         9,593            (556)          49,344           53,910      (19,332)
Benefits and expenses:
 Benefits and claims.......       9,919         1,746              --           11,665           38,335      (15,129)
 Interest credited on
   interest-sensitive
   annuities and other
   financial products......      11,281         3,761              --           15,042            2,543           --
 Amortization..............       2,592           251            (251)(1)        3,255            3,057       (1,753)
                                                                  663(1)
 Other operating
   expenses................      12,175         1,523              --           13,698           12,833       (4,837)
 Interest expense and
   financing costs.........         805            --           1,238(2)         2,043               --           --
                              ---------        ------         -------        ---------        ---------     --------
   Total benefits and
     expenses..............      36,772         7,281           1,650           45,703           56,768      (21,719)
                              ---------        ------         -------        ---------        ---------     --------
Income (loss) before
 federal income taxes,
 extraordinary gain on
 early redemption of
 redeemable preferred stock
 and preferred stock
 dividends.................       3,535         2,312          (2,206)           3,641           (2,858)       2,387
Federal income tax expense
 (credit)..................        (730)          879            (750)(3)         (601)          (1,166)         974
                              ---------        ------         -------        ---------        ---------     --------
Income (loss) before
 extraordinary gain on
 early redemption of
 redeemable preferred stock
 and preferred stock
 dividends.................     $ 4,265        $1,433         $(1,456)         $ 4,242          $(1,692)    $  1,413
                              =========        ======         =======        =========        =========     ========
Income (loss) before
 extraordinary gain on
 early redemption of
 redeemable preferred stock
 and preferred stock
 dividends per share.......        $.84                                              $.80
                            =============                                    =========
Weighted average number of
 common and common
 equivalent shares            5,250,094                       230,000(4)     5,480,094
 outstanding...............
                              =========                       =======         ========


                              SAVERS LIFE       PRO FORMA
                                 AFTER         ADJUSTMENTS
                              TRANSFER OF      RELATING TO
                             MAJOR MEDICAL      THE SAVERS        PRO FORMA
                             PRODUCT LINE    LIFE ACQUISITION     COMBINED
                             -------------   ----------------     ---------
Revenues:
 Premium income............     $28,945            $   --           $40,701
 Net investment income.....       4,162                42(11)        30,527
 Net realized investment
   gains...................         155                --             1,604
 Gain on disposal of
   subsidiaries............          --                --               886
 Policy charges............         275                --             4,541
 Amortization of excess of
   net assets acquired over
   acquisition cost........          --                --             1,388
 Management fees and
   similar income from
   separate accounts.......          --                --             1,564
 Other income..............       1,041                --             2,753
                                -------         ---------         ---------
   Total revenues..........      34,578                42            83,964
Benefits and expenses:
 Benefits and claims.......      23,206                --            34,871
 Interest credited on
   interest-sensitive
   annuities and other
   financial products......       2,543                --            17,585
 Amortization..............       1,304            (1,304)(12)        4,041
                                                      786(12)
 Other operating
   expenses................       7,996                --            21,694
 Interest expense and
   financing costs.........          --               371(13)         2,414
                                -------         ---------         ---------
   Total benefits and
     expenses..............      35,049              (147)           80,605
                                -------         ---------         ---------
Income (loss) before
 federal income taxes,
 extraordinary gain on
 early redemption of
 redeemable preferred stock
 and preferred stock
 dividends.................        (471)              189             3,359
Federal income tax expense
 (credit)..................        (192)               64(14)          (729)
                                -------         ---------         ---------
Income (loss) before
 extraordinary gain on
 early redemption of
 redeemable preferred stock
 and preferred stock
 dividends.................     $  (279)           $  125           $ 4,088
                                =======         =========         =========
Income (loss) before
 extraordinary gain on
 early redemption of
 redeemable preferred stock
 and preferred stock
 dividends per share.......                                            $.59
                                                                  =========
Weighted average number of
 common and common
 equivalent shares                              1,652,772(15)     7,132,866
 outstanding...............
                                                 ========         =========

                                      F-76

  See accompanying notes to unaudited pro forma combined financial statements.

                        STANDARD MANAGEMENT CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      PRO FORMA
                                                                     ADJUSTMENTS
                                                                     RELATED TO
                                         HISTORICAL FINANCIAL        TRANSFER OF    SAVERS LIFE       PRO FORMA
                                              STATEMENTS                MAJOR          AFTER         ADJUSTMENTS
                                     -----------------------------     MEDICAL      TRANSFER OF      RELATING TO
                                       STANDARD         SAVERS         PRODUCT     MAJOR MEDICAL      THE SAVERS        PRO FORMA
                                      MANAGEMENT         LIFE          LINE(5)     PRODUCT LINE    LIFE ACQUISITION     COMBINED
                                      ----------        ------       -----------   -------------   ----------------     ---------
Revenues:
  Premium income....................      $ 3,562       $22,538       $ (8,039)       $14,499             $  --           $18,061
  Net investment income.............      14,346          2,269           (202)         2,067                17(11)        16,430
  Net realized investment gains.....         206             35             (3)            32                --               238
  Policy charges....................       2,783            147             --            147                --             2,930
  Amortization of excess of net
    assets acquired over acquisition
    cost............................         694             --             --             --                --               694
  Management fees and similar income
    from separate accounts..........         838             --             --             --                --               838
  Other income......................         881            704             --            704                --             1,585
                                       ---------        -------       --------        -------         ---------         ---------
    Total revenues..................      23,310         25,693         (8,244)        17,449                17            40,776
Benefits and expenses:
  Benefits and claims...............       4,368         19,013         (7,657)        11,356                --            15,724
  Interest credited on
    interest-sensitive annuities and
    other financial products........       8,166          1,240             --          1,240                --             9,406
  Amortization......................       1,577          2,658         (2,399)           259              (259)(12)        1,934
                                                                                                            357(12)
  Other operating expenses..........       6,221          5,828         (2,039)         3,789                --            10,010
  Interest expense and financing
    costs...........................       1,078             --             --             --               186(13)         1,264
                                       ---------        -------       --------        -------         ---------         ---------
    Total benefits and expenses.....      21,410         28,739        (12,095)        16,644               284            38,338
                                       ---------        -------       --------        -------         ---------         ---------
Income (loss) before federal income
  taxes, extraordinary gain on early
  redemption of redeemable preferred
  stock and preferred stock
  dividends.........................       1,900         (3,046)         3,851            805              (267)            2,438
Federal income tax expense
  (credit)..........................         575           (627)           770            143               (91)(14)          627
                                       ---------        -------       --------        -------         ---------         ---------
Income (loss) before extraordinary
  gain on early redemption of
  redeemable preferred stock and
  preferred stock dividends.........     $ 1,325        $(2,419)      $  3,081        $   662             $(176)          $ 1,811
                                       =========        =======       ========        =======         =========         =========
Income (loss) before extraordinary
  gain on early redemption of
  redeemable preferred stock and
  preferred stock dividends per
  share.............................        $.25                                                                             $.26
                                     =============                                                                      =========
Weighted average number of common
  and common equivalent shares         5,286,706                                                      1,652,772(15)     6,939,478
  outstanding.......................
                                       =========                                                      =========         =========

  See accompanying notes to unaudited pro forma combined financial statements.

                        STANDARD MANAGEMENT CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                        HISTORICAL             PRO FORMA
                                        FINANCIAL             ADJUSTMENTS        SAVERS LIFE         PRO FORMA
                                        STATEMENTS            RELATED TO       AFTER TRANSFER       ADJUSTMENTS
                                 ------------------------     TRANSFER OF         OF MAJOR          RELATING TO
                                  STANDARD                   MAJOR MEDICAL         MEDICAL           THE SAVERS         PRO FORMA
                                 MANAGEMENT   SAVERS LIFE   PRODUCT LINE(5)     PRODUCT LINE      LIFE ACQUISITION      COMBINED
                                 ----------   -----------   ---------------   -----------------   ----------------      ---------
            ASSETS
Investments:
  Securities available for
    sale:
    Fixed maturity
      securities...............   $350,513     $  8,450         $    --            $ 8,450            $ 16,439(16)      $373,843
                                                                                                        (1,559)(17)
    Equity securities..........         63        3,483              --              3,483                  --             3,546
  Fixed maturity securities
    held to maturity...........         --       16,439              --             16,439             (16,439)(16)           --
  Mortgage loans on real
    estate.....................      2,297        6,326              --              6,326                  --             8,623
  Policy loans.................      9,258           --              --                 --                  --             9,258
  Real estate..................        537        2,415              --              2,415                  --             2,952
  Other invested assets........      1,113           --              --                 --                  --             1,113
  Short-term investments.......     18,381       28,838              --             28,838                  --            47,219
                                  --------     --------         -------           --------            --------          --------
      Total investments........    382,162       65,951              --             65,951              (1,559)          446,554
Cash...........................      9,823        7,426          (4,547)(6)          2,879                 785(18)        13,487
Accrued investment income......      6,524          760              --                760                  --             7,284
Amounts due and recoverable
  from reinsurers..............     69,157          218              --                218                  --            69,375
Deferred policy acquisition
  costs........................     21,274        1,444              --              1,444              (1,444)(19)       21,274
Present value of future
  profits......................     22,738           --              --                 --               5,100(20)        27,838
Excess of acquisition cost over
  net assets acquired..........      2,205           --              --                 --                 632(21)         2,837
Deferred federal income
  taxes........................         --        1,550          (1,163)(7)            387                (387)(25)           --
Other assets...................      4,957          179           1,136(8)           1,315                  80(22)         6,352
Assets held in separate
  accounts.....................    134,808           --              --                 --                  --           134,808
                                  --------     --------         -------           --------            --------          --------
      Total assets.............   $653,648     $ 77,528         $(4,574)           $72,954            $  3,207          $729,809
                                  ========     ========         =======           ========            ========          ========

  See accompanying notes to unaudited pro forma combined financial statements.

                        STANDARD MANAGEMENT CORPORATION

                                 JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                           PRO FORMA
                                 HISTORICAL FINANCIAL     ADJUSTMENTS                               PRO FORMA
                                      STATEMENTS          RELATED TO         SAVERS LIFE AFTER     ADJUSTMENTS
                                 --------------------     TRANSFER OF           TRANSFER OF        RELATING TO
                                  STANDARD    SAVERS     MAJOR MEDICAL         MAJOR MEDICAL        THE SAVERS         PRO FORMA
                                 MANAGEMENT    LIFE     PRODUCT LINE(5)        PRODUCT LINE      LIFE ACQUISITION      COMBINED
                                 ----------   ------    ---------------      -----------------   ----------------      ---------
    LIABILITIES, REDEEMABLE
         SECURITIES AND
      SHAREHOLDERS' EQUITY
Liabilities:
  Future policy benefits........  $438,968    $63,515       $(4,511)(9)             59,004           $     --          $497,972
  Accounts payable and accrued
    expenses....................     5,716        545            --                    545                700(23)         6,961
  Obligations under capital
    lease.......................       395         --            --                     --                 --               395
  Notes payable.................    26,180         --            --                     --              4,000(24)        30,180
  Deferred federal income
    taxes.......................     3,427         --            --                     --                313(25)         3,740
  Excess of net assets acquired
    over acquisition cost.......     2,081         --            --                     --                 --             2,081
  Liabilities related to
    separate accounts...........   134,808         --            --                     --                 --           134,808
                                  --------    -------       -------               --------           --------          --------
      Total liabilities.........   611,575     64,060        (4,511)                59,549              5,013           676,137
Class S Cumulative Convertible
  Redeemable Preferred Stock....     1,825         --            --                     --                 --             1,825
Shareholders' equity:
  Common stock..................    40,481      3,603            --                  3,603             (3,603)(26)       52,080
                                                                                                       11,599(27)
  Treasury stock (deduction)....    (3,660)        --            --                     --                 --            (3,660)
  Unrealized gain (loss) on
    securities available for
    sale........................      (835)       322            --                    322               (322)(26)         (835)
  Foreign currency translation
    adjustment..................        (1)        --            --                     --                 --                (1)
  Retained earnings.............     4,263      9,543           (63)(10)             9,480             (9,480)(26)        4,263
                                  --------    -------       -------               --------           --------          --------
      Total shareholders'
        equity..................    40,248     13,468           (63)                13,405             (1,806)           51,847
                                  --------    -------       -------               --------           --------          --------
      Total liabilities,
        redeemable securities
        and shareholders'
        equity..................  $653,648    $77,528       $(4,574)              $ 72,954           $  3,207          $729,809
                                  ========    =======       =======               ========           ========          ========

  See accompanying notes to unaudited pro forma combined financial statements.

                        STANDARD MANAGEMENT CORPORATION

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

PRO FORMA ADJUSTMENTS

TRANSACTIONS RELATING TO THE SHELBY LIFE MERGER

     The purchase price for Shelby Life was approximately $14,650, including $13,000 in cash, 250,000 shares of restricted SMC Common Stock (valued at $1,250) and acquisition costs of $400 associated with the purchase of Shelby Life. Financing for the Shelby Merger was provided by senior debt of $10,000 and $4,000 in subordinated convertible debt.

     The costs to acquire Shelby Life are allocated as follows:

Book value of net assets acquired based on the date of the
  purchase (October 31, 1996)...............................  $ 16,709
Dividend paid to former parent of Shelby Life on November 8,
  1996 (DLAC)...............................................    (3,000)
                                                              --------
  Adjusted book value of net assets acquired................    13,709
Increase (decrease) in Shelby Life net asset value to
reflect estimated fair value and asset reclassifications at
the date of Shelby Life acquisition:
  Fixed maturity securities available for sale..............    58,609
  Fixed maturity securities held to maturity................   (60,026)
  Present value of future profits (related to
     acquisition)...........................................     9,372
  Present value of future profits and deferred policy
     acquisition costs (historical).........................    (5,335)
  Goodwill (related to acquisition).........................         9
  Deferred federal income taxes.............................    (1,688)
                                                              --------
     Total estimated fair value adjustments.................       941
                                                              --------
       Total cost to acquire Shelby Life....................  $ 14,650
                                                              ========

     Adjustments to the pro forma combined statement of operations to give effect to the purchase of Shelby Life as of January 1, 1996 are summarized below.

          (1) Amortization of deferred acquisition costs and present value of future profits recorded by Shelby Life prior to the purchase has been eliminated and replaced with the amortization of the present value of the future profits as a result of the transaction. The portion of present value of future profits recorded by Shelby Life prior to the purchase that related to the purchase accounting adjustments for investments was included in net investment income. The amount of present value of future profits resulting from the transaction is being amortized on a constant yield basis over the estimated life of insurance in force at the date of acquisition in proportion to the emergence of profits over a period of 20 years, with interest equal to the interest rate credited to the underlying policies. Amortization of goodwill acquired in the transaction is recognized over a 20-year period on a straight-line basis.

          The 15 percent discount rate used to determine the present value of future profits is the rate of return required by SMC to invest in the business being acquired. In determining such rate of return, the following factors are considered:

     -- The magnitude of the risks associated with each of the actuarial assumptions used in determining the expected cash flows.

     -- Cost of capital available to fund the acquisition.

     -- The perceived likelihood of changes in insurance regulations and tax laws.

                        STANDARD MANAGEMENT CORPORATION

     -- Complexity of the acquired company.

     -- Prices paid (i.e., discount rates used in determining valuations) on similar blocks of business sold recently.

     The value allocated to the cost of policies purchased is based on a preliminary valuation; accordingly this allocation may be adjusted upon final determination of such value. Expected gross amortization of such value using current assumptions and accretion of interest based on an interest rate equal to the liability rate (such rate averages 6 percent) for each of the years in the five-year period ending December 31, 2001, are as follows:

YEAR ENDING                                                             BEGINNING       NET        ENDING
DECEMBER 31,                                                             BALANCE    AMORTIZATION   BALANCE
------------                                                            ---------   ------------   -------
    1997       .......................................................   $9,601        $  783      $8,818
    1998       .......................................................    8,818           629       8,189
    1999       .......................................................    8,189           601       7,588
    2000       .......................................................    7,588           579       7,009
    2001       .......................................................    7,009           596       6,413

          (2) Interest expense and financing costs is increased to reflect the increase in borrowings under the Amended Credit Agreement and the subordinated convertible debt and amortization of deferred debt issuance costs associated with the Amended Credit Agreement.

          The Amended Credit Agreement provides for SMC to borrow up to $16,000 in the form of a seven year reducing revolving loan arrangement. Interest on the borrowings under the Amended Credit Agreement is determined, at the option of SMC, to be: (i) a fluctuating rate of interest based on the corporate base rate announced by the bank from time to time plus 1% per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667 begin in November 1998 and conclude in November 2003. At December 31, 1996, SMC had borrowed $16,000 under the Amended Credit Agreement at an interest rate of 8.793% for the acquisition of Shelby Life.

          In connection with the acquisition of Shelby Life, SMC borrowed an additional $4,000 from an insurance company pursuant to a subordinated convertible debt agreement which is due in December 2003 and requires interest payments in cash at 12% per annum, or, if SMC chooses, in non-cash additional subordinated convertible debt notes at 14% per annum until December 31, 2000. The subordinated convertible notes are convertible into SMC Common Stock at the rate of $6.00 per share through November 1997, and $5.75 per share thereafter. SMC is currently making interest payments in the form of subordinated convertible debt notes for which the assumed non-cash interest rate is 14% per annum.

                        STANDARD MANAGEMENT CORPORATION

          The interest expense on the borrowings for the Shelby Life acquisition for the ten months ended October 31, 1996 is calculated as follows:

                                                                10 MONTHS ENDED
                                                                OCTOBER 31, 1996
                                                                ----------------
Borrowings:
  Amended Credit Agreement..................................         $10,100
                                                                     =======
  Subordinated convertible debt.............................           4,000
                                                                     =======
Interest expense:
  Amended Credit Agreement borrowings (LIBOR + 3.25%,
     8.793%)................................................             737
  Subordinated convertible debt borrowings (PIK at 14.0%)...             465
                                                                     -------
     Total interest expense on Borrowings...................           1,202
                                                                     -------
Deferred debt issuance costs:
  Amended Credit Agreement borrowings.......................              24
  Subordinated convertible debt borrowings..................              12
                                                                     -------
     Total deferred debt issuance costs.....................              36
                                                                     -------
          Total interest expense and financing costs........         $ 1,238
                                                                     =======

          (3) Federal income tax expense has been adjusted to reflect the income tax effects of the pro forma adjustments, based on SMC's tax rate of 34 percent.

          (4) Weighted average common and common equivalent shares outstanding are increased to reflect the restricted SMC Common Stock shares issued to DLAC, the repurchase of SMC Common Stock warrants previously issued to an unaffiliated insurer as part of the debt issuance costs for the subordinated convertible debt agreement and the issuance of SMC Common Stock warrants in connection with the Amended Credit Agreement.

TRANSACTIONS RELATING TO THE TRANSFER OF THE MAJOR MEDICAL PRODUCT LINE OF SAVERS LIFE

     Savers Life and World have agreed to the transfer of the major medical product line of Savers Life to World through a coinsurance agreement, under which World will assume, through coinsurance effective July 1, 1997, 100% of the product line. Savers Life ceased writing any new business in this product line on June 30, 1997. At the closing, presently scheduled to occur on or about October 1, 1997, all of the policies in this product line will be transferred to World as direct insurance policies of World. Savers Life has agreed to share in the claims experience of this product line for the period from July 1, 1997 through the end of 1997 to the extent that the loss ratio for such period does not equal 75%. The loss ratio is calculated by dividing incurred claims by earned premiums. If the loss ratio for the period is greater than 75%, Savers Life will be required to reimburse World in cash for 50% of the amount by which the actual loss ratio exceeds 75%. If the loss ratio for the period is less than 75%, World will be required to reimburse Savers Life in cash for 50% of the amount by which the actual loss ratio is less than 75%. There can be no assurance that the actual losses from the major medical product line will not exceed 75% during this period. The actual loss ratio for this product line for 1996 was 80%. For the six months ended June 30, 1997, the loss ratio was 95%. Savers Life will be paid $50 per month by World to administer this block of business between July 1, 1997 and the closing date. As a result of the agreement with World, Savers Life wrote off all remaining deferred acquisition costs associated with the major medical product line, resulting in a $1,752 charge against income in the second quarter of 1997. At the closing date, Savers Life will transfer cash of $4,547 and liabilities of $4,511 to World.

                        STANDARD MANAGEMENT CORPORATION

          (5) The selected pro forma combined statement of operations financial data is adjusted to eliminate the results of operations for the major medical product line to give effect to the transfer of the major medical product line as of January 1, 1996.

     Adjustments to the selected pro forma combined balance sheet financial data to give effect to the transfer of the major medical product line as of June 30, 1997 are summarized below.

          (6) Cash is decreased for the transfer of cash to World.

          (7) Deferred federal income tax liability is recorded for the transfer of the major medical product line to World assuming a 34 percent tax rate.

          (8) Other assets is increased for the current federal income tax recoverable for the transfer of the major medical product line assuming a 34 percent tax rate.

          (9) Future policy benefits is reduced for the transfer of the liabilities related to the major medical product line to World.

          (10) Retained earnings is reduced for the loss recorded on the transfer of the major medical product line to World.

TRANSACTIONS RELATING TO THE SAVERS LIFE ACQUISITION

     In the acquisition of Savers Life, holders of Savers Life Common Stock will receive the following consideration for each share of Savers Life Common Stock held immediately prior to the Effective Time of the Merger: (i) $1.50 in cash, which the holder of such share of Savers Life Common Stock may elect to receive in shares of SMC Common Stock, (ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the Average Trading Price of SMC Common Stock for the ten consecutive trading days ending on the fifth day prior to the earlier of the SMC Annual Meeting and the Savers Life Special Meeting, plus
(iii) the right to receive the Performance Premium, if any. Assuming the Average Trading Price of SMC Common Stock is $7.00, disregarding the Performance Premium, and assuming holders of Savers Life Common Stock elect to receive $1.50 per share cash consideration in lieu of the shares of SMC Common Stock, based on the number of shares of Savers Life Common Stock outstanding at the close of business on June 30, 1997, SMC will pay approximately $2,670 in cash and issue 1,652,772 shares of SMC Common Stock with a value of approximately $11,569 to acquire the Savers Life Common Stock.

     In addition, SMC is expected to incur costs relating to the acquisition of Savers Life (including legal, accounting and other fees) of approximately $700.

                        STANDARD MANAGEMENT CORPORATION

     The cost to acquire Savers Life is allocated as follows:

Book value of net assets acquired based on an assumed
  Effective Time of June 30, 1997...........................    $ 13,405
Costs to be incurred by Savers Life prior to the closing....        (495)
                                                                --------
                                                                  12,910
Increase (decrease) in Savers Life net asset value to
  reflect estimated fair value and asset reclassifications
  at the assumed Effective Time
  Fixed maturity securities available for sale..............      14,880
  Fixed maturity securities held to maturity................     (16,439)
  Present value of future profits (related to
     acquisition)...........................................       5,100
  Deferred policy acquisition costs (historical)............      (1,444)
  Goodwill (related to acquisition).........................         632
  Deferred federal income taxes.............................        (700)
                                                                --------
     Total estimated fair value adjustments.................       2,029
                                                                --------
          Total cost to acquire Savers Life.................    $ 14,939
                                                                ========

     Adjustments to the pro forma combined statement of operations to give effect to the acquisition of Savers Life as of January 1, 1996 are summarized below.

          (11) Net investment income is increased for the investment income earned on the amount of borrowings under the Amended Credit Agreement that exceed the cash payment to Savers Life stockholders that increase existing working capital.

          (12) Amortization of deferred acquisition costs recorded by Savers Life prior to the purchase has been eliminated and replaced with the amortization of the present value of the future profits as a result of the transaction. The amount of present value of future profits resulting from the transaction is being amortized on a constant yield basis over the estimated life of insurance in force at the date of acquisition in proportion to the emergence of profits over a period of 20 years, except for the Medicare supplement product line which is being amortized over a period of 10 years, with interest equal to the interest rate credited to the underlying policies. No future value has been assigned to the major medical product line. Amortization of goodwill acquired in the transaction is recognized over a 20-year period on a straight-line basis.

          (13) Interest expense and financing costs is increased to reflect the increase in borrowings under the Amended Credit Agreement and amortization of deferred debt issuance costs associated with the purchase of Savers Life.

          (14) Federal income tax expense has been adjusted to reflect the income tax effects of the pro forma adjustments, based on SMC's tax rate of 34 percent.

          (15) Weighted average common and common equivalent shares outstanding are increased to reflect the SMC Common Stock shares issued in the acquisition of Savers Life and the issuance of SMC Common Stock warrants in connection with the Amended Credit Agreement.

     Adjustments to the pro forma combined balance sheet to give effect to the acquisition of Savers Life as of June 30, 1997, are summarized below.

          (16) Held to maturity securities have been reclassified as available for sale securities at the purchase consistent with the intention of new management.

          (17) Savers Life's fixed maturity securities held to maturity are restated to estimated fair value.

                        STANDARD MANAGEMENT CORPORATION

          (18) Amount is net proceeds from borrowings under the Amended Credit Agreement, payments made to Savers Life shareholders for the purchase of Savers Life and certain costs incurred by Savers Life in connection with the acquisition of Savers Life prior to closing (fee paid to Daiwa and cash payment to holders of options to purchase Savers Life Common Stock).

          (19) Deferred policy acquisition costs of Savers Life have been eliminated under purchase accounting.

          (20) Present value of future profits for business has been recorded from existing insurance acquired in association with the purchase of Savers Life. The 15 percent discount rate used to determine such value is the rate of return required by SMC to invest in the business being acquired. In determining such rate of return, the following factors are considered:

        - The magnitude of the risks associated with each of the actuarial assumptions used in determining the expected cash flows.

        - Cost of capital available to fund the acquisition.

        - The perceived likelihood of changes in insurance regulations and tax laws.

        - Complexity of the acquired company.

        - Prices paid (i.e., discount rates used in determining valuations) on similar blocks of business sold recently.

          The value allocated to the cost of policies purchased is based on a preliminary valuation; accordingly, this allocation may be adjusted upon final determination of such value. Expected gross amortization of such value using current assumptions and accretion of interest based on an interest rate equal to the liability rate (such rate averages 6 percent) for each of the years in the five-year period ending December 31, 2001, are as follows:

                  YEAR ENDING                      BEGINNING        NET         ENDING
                 DECEMBER 31,                       BALANCE     AMORTIZATION    BALANCE
                 ------------                      ---------    ------------    -------
   1997........................................     $5,100          $752        $4,348
   1998........................................      4,348           686         3,662
   1999........................................      3,662           621         3,041
   2000........................................      3,041           555         2,486
   2001........................................      2,486           490         1,996

          (21) Goodwill acquired in the purchase of Savers Life is recognized.

          (22) Other assets have been increased for the deferred debt issuance costs of the commitment fees paid for the borrowings on the Amended Credit Agreement.

          (23) Accounts payable have been increased due to the accrual of estimated acquisition costs associated with the transaction.

          (24) Notes payable are increased to reflect the increased borrowings under the Amended Credit Agreement for the acquisition of Savers Life. The Amended Credit Agreement provides for SMC to borrow up to $16,000 in the form of a seven year reducing revolving loan arrangement. Interest on the borrowings under the Amended Credit Agreement is determined, at the option of SMC, to be: (i) a fluctuating rate of interest to the corporate base rate announced by the bank from time to time plus 1% per annum, or (ii) a rate at LIBOR plus 3.25%. Annual principal repayments of $2,667 begin in November 1998 and conclude in November 2003. At December 31, 1996, SMC had borrowed $16,000 under the Amended Credit Agreement at a weighted average interest rate of 8.793%. SMC anticipates

                        STANDARD MANAGEMENT CORPORATION
     increasing borrowings under the Amended Credit Agreement by $4,000 for the acquisition of Savers Life at an interest rate of 9%.

          (25) Deferred tax liabilities have been recorded, primarily for the actuarially determined present value of future profits from existing insurance, and the deferred tax assets of Savers Life are netted against the deferred tax liabilities of SMC.

          (26) The Savers Life historical shareholders' equity and related average common and common equivalent shares outstanding is eliminated under purchase accounting.

          (27) Common stock has been increased to reflect the issuance of the SMC Common Stock in the acquisition of Savers Life and the issuance of SMC Common Stock warrants to Fleet Bank in connection with the increased line of credit on the Amended Credit Agreement.

                                                                         ANNEX A

                                                                  CONFORMED COPY

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                        STANDARD MANAGEMENT CORPORATION,

                        STANDARD ACQUISITION CORPORATION

                                      AND

                         SAVERS LIFE INSURANCE COMPANY

                         DATED AS OF DECEMBER 19, 1996

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

ARTICLE I DEFINITIONS...................................................   A-1
      1.1   Terms Defined...............................................   A-1
      1.2   Other Definitional Provisions...............................   A-1
ARTICLE II THE MERGER...................................................   A-1
      2.1   Merger......................................................   A-1
      2.2   Effective Time..............................................   A-2
      2.3   Terms of the Merger.........................................   A-2
      2.4   Articles of Incorporation, Bylaws and Directors and            A-2
            Officers....................................................
      2.5   Conversion of Securities....................................   A-2
      2.6   Stock Election..............................................   A-2
      2.7   Election Procedure..........................................   A-3
      2.8   Exchange Agent..............................................   A-3
      2.9   Dividends; Transfer Taxes...................................   A-4
      2.10  No Fractional Securities....................................   A-4
      2.11  Return of Exchange Fund and Fractional Securities Fund......   A-5
      2.12  Adjustment of Exchange Ratio................................   A-5
      2.13  No Further Ownership Rights in Savers Common Stock..........   A-5
      2.14  Dissenting Shares...........................................   A-5
      2.15  Lost Certificates...........................................   A-5
      2.16  Closing of Company Transfer Books...........................   A-5
      2.17  Further Assurances..........................................   A-5
      2.18  Closing.....................................................   A-6
ARTICLE III PERFORMANCE PREMIUM.........................................   A-6
      3.1   December 31, 1997 Performance Premium.......................   A-6
      3.2   December 31, 1998 Performance Premium.......................   A-6
      3.3   Allocation..................................................   A-6
      3.4   Cash or SMC Common Stock....................................   A-6
      3.5   Delivery of Performance Premiums............................   A-7
      3.6   Arbitration.................................................   A-7
      3.7   Assignability...............................................   A-7
      3.8   Contingent Payment Committee................................   A-7
      3.9   Right to Offset.............................................   A-8
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SAVERS.....................   A-9
      4.1   Organization................................................   A-9
      4.2   Authority...................................................   A-9
      4.3   Capital Stock...............................................   A-9
      4.4   No Subsidiaries.............................................   A-9
      4.5   No Conflicts or Violations..................................   A-9
      4.6   Books and Records...........................................  A-10
      4.7   SAP Statements..............................................  A-10
      4.8   GAAP Statements.............................................  A-10
      4.9   Registration Statement and Proxy Statement..................  A-11
      4.10  Availability of Assets......................................  A-11
      4.11  No Other Financial Statements...............................  A-11
      4.12  Reserves....................................................  A-11
      4.13  Absence of Changes..........................................  A-11
      4.14  No Undisclosed Liabilities..................................  A-13
      4.15  Taxes.......................................................  A-14
      4.16  Litigation..................................................  A-15

                                                                          PAGE
                                                                          ----
      4.17  Compliance With Laws........................................  A-15
      4.18  Benefit Plans, ERISA........................................  A-16
      4.19  Employee Relations..........................................  A-18
      4.20  Properties..................................................  A-18
      4.21  Environmental Matters.......................................  A-19
      4.22  Contracts...................................................  A-20
      4.23  Insurance Issued by Savers..................................  A-21
      4.24  Threats of Cancellation.....................................  A-22
      4.25  Licenses and Permits........................................  A-22
      4.26  Operations Insurance........................................  A-22
      4.27  Intercompany Accounts.......................................  A-23
      4.28  Bank Accounts...............................................  A-23
      4.29  Brokers.....................................................  A-23
      4.30  Disclosure..................................................  A-23
      4.31  State Takeover Statutes.....................................  A-23
      4.32  Sensitive Payments..........................................  A-23
ARTICLE V REPRESENTATIONS AND WARRANTIES OF SMC.........................  A-24
      5.1   Organization................................................  A-24
      5.2   Authority...................................................  A-24
      5.3   No Conflicts or Violations..................................  A-24
      5.4   Registration Statement and Proxy Statement..................  A-25
      5.5   Litigation..................................................  A-25
      5.6   Capitalization..............................................  A-25
      5.7   Brokers.....................................................  A-25
      5.8   Disclosure..................................................  A-25
ARTICLE VI REPRESENTATIONS AND WARRANTIES REGARDING SAC.................  A-26
      6.1   Organization and Standing...................................  A-26
      6.2   Capital Structure...........................................  A-26
      6.3   Authority...................................................  A-26
      6.4   No Conflicts or Violations..................................  A-26
ARTICLE VII COVENANTS OF SAVERS.........................................  A-27
      7.1   Conduct of Business.........................................  A-27
      7.2   Financial Statements and Reports............................  A-28
      7.3   Investments.................................................  A-28
      7.4   Employee Matters............................................  A-28
      7.5   No Charter Amendments.......................................  A-29
      7.6   No Issuance of Securities...................................  A-29
      7.7   No Dividends................................................  A-29
      7.8   No Disposal of Property.....................................  A-29
      7.9   No Breach or Default........................................  A-29
      7.10  No Indebtedness.............................................  A-29
      7.11  No Acquisitions.............................................  A-29
      7.12  Intercompany Liabilities....................................  A-30
      7.13  Tax Matters.................................................  A-30
      7.14  Notice and Cure.............................................  A-30
ARTICLE VIII COVENANTS OF SMC...........................................  A-30
      8.1   Notice and Cure.............................................  A-30
      8.2   Form A Filing...............................................  A-30
      8.3   Jerry Stoltz to be Appointed a Director.....................  A-30
      8.4   Election of Common Stock Performance Premium Payment........  A-30

                                                                          PAGE
                                                                          ----
ARTICLE IX ADDITIONAL AGREEMENTS........................................  A-30
      9.1   Stockholder Approval........................................  A-30
      9.2   Registration Statement and Proxy Statement..................  A-31
      9.3   Stock Exchange Listing......................................  A-31
      9.4   Reasonable Efforts..........................................  A-31
      9.5   State Takeover Laws.........................................  A-32
      9.6   Improvements Act Filings....................................  A-32
      9.7   Financial Statements........................................  A-32
      9.8   Certain Notices.............................................  A-32

ARTICLE X CONDITIONS OF BOTH PARTIES....................................  A-32
     10.1   Stockholder Approval........................................  A-32
     10.2   NASDAQ Listing..............................................  A-32
     10.3   Regulatory Approvals........................................  A-32
     10.4   Registration Statement......................................  A-32
ARTICLE XI CONDITIONS TO OBLIGATIONS OF SMC AND SAC.....................  A-33
     11.1   Representations and Warranties..............................  A-33
     11.2   Performance.................................................  A-33
     11.3   Certificates of Officer of Savers...........................  A-33
     11.4   No Injunction...............................................  A-33
     11.5   No Proceeding or Litigation.................................  A-33
     11.6   Consents, Authorizations, etc...............................  A-33
     11.7   No Adverse Change...........................................  A-34
     11.8   Opinion of Counsel..........................................  A-34
     11.9   Approval by Fleet and Conseco...............................  A-34
     11.10  Employment Agreement........................................  A-34
     11.11  Lockup Agreements...........................................  A-34
     11.12  Dissenters' Rights..........................................  A-34
     11.13  SMC Stockholders Approval...................................  A-34
     11.14  Savers Adjusted Capital and Surplus.........................  A-34
     11.15  Savers Stockholders Approval................................  A-34
ARTICLE XII CONDITIONS TO OBLIGATIONS OF SAVERS.........................  A-34
     12.1   Representations and Warranties..............................  A-34
     12.2   Performance.................................................  A-34
     12.3   Officers' Certificates......................................  A-34
     12.4   No Injunction...............................................  A-35
     12.5   No Proceeding or Litigation.................................  A-35
     12.6   Consents, Authorizations, etc...............................  A-35
     12.7   Opinion of Counsel..........................................  A-35
ARTICLE XIII SURVIVAL OF PROVISIONS; REMEDIES...........................  A-35
     13.1   Survival....................................................  A-35
     13.2   Available Remedies..........................................  A-35
ARTICLE XIV TERMINATION.................................................  A-35
     14.1   Termination.................................................  A-35
     14.2   Effect of Termination.......................................  A-36
     14.3   Certain Payments............................................  A-36
ARTICLE XV MISCELLANEOUS................................................  A-37
     15.1   Notices.....................................................  A-37
     15.2   Entire Agreement............................................  A-38
     15.3   Expenses....................................................  A-38
     15.4   Public Announcements........................................  A-38

                                                                          PAGE
                                                                          ----
     15.5   Confidentiality.............................................  A-38
     15.6   Waiver......................................................  A-38
     15.7   Amendment...................................................  A-39
     15.8   Counterparts................................................  A-39
     15.9   No Third Party Beneficiary..................................  A-39
     15.10  Governing Law...............................................  A-39
     15.11  Binding Effect..............................................  A-39
     15.12  Assignment..................................................  A-39
     15.13  Headings, etc...............................................  A-39
     15.14  Invalid Provisions..........................................  A-39

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of December 19, 1996, among STANDARD MANAGEMENT CORPORATION, an Indiana corporation ("SMC"), STANDARD ACQUISITION CORPORATION, a North Carolina corporation ("SAC") and SAVERS LIFE INSURANCE COMPANY, a North Carolina domestic stock insurance company ("Savers") (SAC and Savers being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, subject to the terms hereof, SMC, SAC and Savers have agreed to the statutory merger (the "Merger") of SAC and Savers upon the terms and conditions set forth herein, pursuant to which each issued and outstanding share of common stock, no par value, of Savers (the "Savers Common Stock") will be converted into shares of the common stock, no par value, of SMC ("SMC Common Stock") and cash.

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a purchase; and

     WHEREAS, SMC, SAC and Savers desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.1 TERMS DEFINED. The capitalized terms used in this Merger Agreement and not otherwise defined herein shall have the meanings specified in Exhibit A, which Exhibit is incorporated herein by reference.

     1.2 OTHER DEFINITIONAL PROVISIONS. Unless the context otherwise requires,
(a) references in this Merger Agreement to the singular number shall include the plural, and the plural number shall include the singular; (b) words denoting gender shall include the masculine, feminine and neuter; (c) the words "hereof," "herein" and "hereunder" and words of similar import refer to this Merger Agreement as a whole and not to any particular provision of this Merger Agreement, (d) unless otherwise specified, all Article and Section references pertain to this Merger Agreement, and all references to Exhibits or Schedules are to the Exhibits or Schedules to this Merger Agreement; (e) the term "or" means "and/or"; and (f) the phrase "ordinary course of business and consistent with past practice" refers to the business and practice of Savers.

                                   ARTICLE II

                                   THE MERGER

     2.1 MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the North Carolina Business Corporation Act (the "NCBCA"), SAC shall be merged with and into Savers at the Effective Time (as hereinafter defined). At the election of SMC, any direct wholly-owned subsidiary of SMC may be substituted for SAC as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Merger Agreement in order to reflect the foregoing. Following the Merger, the separate corporate existence of SAC shall cease, and Savers shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of SAC in accordance with the NCBCA.

     2.2 EFFECTIVE TIME. The Merger shall become effective when the Articles of Merger (the "Articles of Merger"), executed in accordance with the relevant provisions of the NCBCA, are filed with the Secretary of State of the State of North Carolina; provided, however, that, upon mutual consent of the Constituent Corporations the Articles of Merger may provide for a later date of effectiveness of the Merger not more than 90 days after the date the Articles of Merger are filed. When used in this Merger Agreement, the term "Effective Time" shall mean the later of the date and time at which the Articles of Merger are accepted for record or such later time established by the Articles of Merger. The filing of the Articles of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth herein.

     2.3 TERMS OF THE MERGER. The Merger shall have the effects set forth in
Section 55-11-06 of the NCBCA.

     2.4 ARTICLES OF INCORPORATION, BYLAWS AND DIRECTORS AND OFFICERS. The Articles of Incorporation and Bylaws of SAC, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The directors and officers of SAC at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors have been duly elected or appointed in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation or by applicable law.

     2.5 CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of any stockholder of Savers:

          (a) All shares of Savers Common Stock that are held in the treasury of Savers or by any wholly-owned Subsidiary of Savers and any shares of Savers Common Stock owned by SMC, SAC or any other wholly-owned Subsidiary of SMC shall be cancelled, and no capital stock of SMC or other consideration shall be delivered in exchange therefor.

          (b) Each issued and outstanding share of capital stock of SAC shall be converted into and become one fully paid and nonassessable share of Common Stock, no par value per share, of the Surviving Corporation.

          (c) Subject to the provisions of Sections 2.10 and 2.12 hereof, each share of Savers Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.5(a)) shall be converted into (i) subject to Section 2.6, below, $2.00 in cash, plus (ii) $6.00 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.00 by the average of the trading prices as reported by the NASDAQ National Market (the "Average Trading Price") of SMC Common Stock for the ten (10) consecutive trading days ending on the fifth day prior to the earlier of the SMC Stockholders Meeting or the Savers Stockholders Meeting, plus (iii) the Performance Premium described in
     Article III, below. All such shares of Savers Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and each holder of a Certificate (as defined in Section 2.8(a)) representing any such shares shall cease to have any rights with respect thereto, except the right to receive shares of SMC Common Stock, cash as provided in this Section 2.5 and Section 2.6 and the Performance Premium, certain dividends and other distributions as contemplated by Section 2.9 and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such Certificate in accordance with Section 2.8.

          (d) Each option to purchase Savers Common Stock ("Savers Stock Option") outstanding immediately prior to the Effective Time shall be converted into the right to receive cash from Savers equal in amount with respect to each such option to the difference between $8.00 per option share and the exercise price for each such option.

     2.6 STOCK ELECTION. Each holder of Savers Common Stock may elect to receive SMC Common Stock in lieu of the cash to which such holder would otherwise be entitled pursuant to Section 2.5(c). In the event that any holder of Savers Common Stock shall make such election, such holder shall be entitled to receive, in lieu of the cash into which such Savers Common Stock would otherwise be converted pursuant to Section 2.5(c), an additional number of shares of SMC Common Stock, rounded to the nearest hundredth of a share, determined by dividing $2.00 by the Average Trading Price applied in Section 2.5(c).

     2.7 ELECTION PROCEDURE. Each holder of shares of Savers Common Stock may indicate (an "Election") in a request made in accordance with this Section 2.7 whether such holder wishes to receive cash or SMC Common Stock pursuant to
Section 2.5(c)(ii):

          (a) SMC shall prepare a form (the "Form of Election") pursuant to which each holder of Savers Common Stock may make an Election. The Form of Election shall be mailed to stockholders of record of Savers as of the record date for the Savers Stockholder Meeting and shall accompany the Proxy Statement.

          (b) Savers shall use reasonable commercial efforts to make the Form of Election available to all persons who become stockholders of record of Savers during the period between such record date and the fifth Business Day prior to the date of the Savers Stockholders Meeting.

          (c) An Election shall have been properly made only if the Exchange Agent shall have received, by 5:00 p.m. on the last Business Day preceding the date of the Savers Stockholders Meeting (the "Election Date") a Form of Election properly completed and signed.

          (d) Any holder of record of shares of Savers Common Stock may at any time prior to the Election Date change his Election by written notice received at or prior to the Election Date accompanied by a properly completed Form of Election. SMC shall have the right in its sole discretion to permit changes in Elections after the Election Date.

          (e) Any holder of record of shares of Savers Common Stock may at any time prior to the Election Date revoke his Election by written notice received at or prior to the Election Date. Any Election relating to shares of Savers Common Stock which become Dissenting Shares shall be deemed automatically revoked as of the Election Date.

          (f) SMC and Savers shall have the right to make rules, not inconsistent with the terms of this Merger Agreement, governing the validity of Forms of Election, the issuance and delivery of certificates for shares of SMC Common Stock into which shares of Savers Common Stock are converted in the Merger and the payment for the portion of shares of Savers Common Stock converted into the right to receive cash in the Merger.

     2.8 EXCHANGE AGENT.

          (a) Delivery of Certificates and Cash. SMC shall authorize a commercial bank (or such other person or persons as shall be acceptable to SMC and Savers) to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, (i) SMC shall deposit with the Exchange Agent in trust for the holders of certificates which immediately prior to the Effective Time represented shares of Savers Common Stock (the "Certificates") certificates representing the shares of SMC Common Stock, into which the outstanding shares of Savers Common Stock have been converted pursuant to Section 2.5(c)(i) and Section 2.6 and (ii) SMC shall make available to the Surviving Corporation, which in turn shall deposit with the Exchange Agent in trust for the holders of the Certificates, the cash into which the outstanding shares of Savers Common Stock have been converted pursuant to Section 2.5(c)(ii), (such shares of SMC Common Stock, together with any dividends or distributions with respect thereto and such cash, being hereinafter referred to as the "Exchange Fund").

          (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted pursuant to Section 2.5 and Section
     2.6 a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of SMC Common Stock and cash). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of

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     whole shares of SMC Common Stock plus any cash which such holder has the right to receive pursuant to this Article II, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.8, each Certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such Certificate, certificates representing the appropriate number of shares of SMC Common Stock and the appropriate amount of cash, cash in lieu of fractional shares as contemplated by Section 2.10 and certain dividends and other distributions as contemplated by Section 2.9.

     2.9 DIVIDENDS; TRANSFER TAXES. No dividends or other distributions that are declared on or after the Effective Time on SMC Common Stock or are payable to the holders of record thereof on or after the Effective Time will be paid to persons entitled by reason of the Merger to receive certificates representing SMC Common Stock until such persons surrender their Certificates, as provided in
Section 2.8, and no cash payment pursuant to Section 2.5(c)(ii) or in lieu of fractional shares pursuant to Section 2.10 shall be paid to any such holder until such holder of such Certificate shall so surrender such Certificate. Subject to the effect of applicable law, there shall be paid to the record holder of the certificates representing such SMC Common Stock (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to whole shares of such SMC Common Stock and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of dividends or other distributions payable with respect to whole shares of SMC Common Stock and having a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of SMC Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of SMC Common Stock or delivery of such cash to a Person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     2.10 NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional shares of SMC Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article II, and no SMC dividend or other distribution or stock split shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder of SMC. In lieu of any such fractional securities, each holder of Savers Common Stock who would otherwise have been entitled to a fraction of a share of SMC Common Stock upon surrender of Certificates for exchange pursuant to this Article II will be paid, in addition to the cash to which such holder is entitled pursuant to Section 2.5(c)(ii), an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of SMC Common Stock issued pursuant to this Article II. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of full shares of SMC Common Stock delivered to the Exchange Agent by SMC over
(y) the aggregate number of full shares of SMC Common Stock to be distributed to holders of Savers Common Stock pursuant to Section 2.8(b) (such excess being herein called the "Excess Shares") and the Exchange Agent, as agent for the former holders of Savers Common Stock, shall sell the Excess Shares at the prevailing prices on the NASDAQ National Market. The sale of the Excess Shares by the Exchange Agent shall be executed on the NASDAQ National Market through one or more member firms of NASDAQ and shall be executed in round lots to the extent practicable. SMC shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale have been distributed to the former stockholders of Savers, the Exchange Agent will hold such proceeds in trust for such former stockholders (the "Fractional Securities Fund"). As soon as practicable after the determination of the amount of cash to be paid to former

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stockholders of Savers in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Merger Agreement such amounts to such former stockholders.

     2.11 RETURN OF EXCHANGE FUND AND FRACTIONAL SECURITIES FUND. Any portion of the Exchange Fund and the Fractional Securities Fund which remains undistributed to the former stockholders of Savers for one year after the Effective Time shall be delivered to SMC, upon demand of SMC, and any former stockholders of Savers who have not theretofore complied with this Article II shall thereafter look only to SMC for payment of their claim for SMC Common Stock, cash, including any cash in lieu of fractional shares of SMC Common Stock, and any dividends or distributions with respect to SMC Common Stock.

     2.12 ADJUSTMENT OF EXCHANGE RATIO. In the event of any reclassification, stock split or stock dividend with respect to SMC Common Stock (or if a record date with respect to any of the foregoing should occur) between the time the exchange ratio is established and the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the exchange ratios referred to in Sections 2.5 and 2.6.

     2.13 NO FURTHER OWNERSHIP RIGHTS IN SAVERS COMMON STOCK. All shares of SMC Common Stock and cash issued or delivered upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Sections 2.5(c)(ii), 2.9 or 2.10) shall be deemed to have been issued or delivered in full satisfaction of all rights pertaining to the shares of Savers Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distribution with a record date prior to the Effective Time which may have been declared or made by Savers on such shares of Savers Common Stock in accordance with the terms of this Merger Agreement.

     2.14 DISSENTING SHARES. Notwithstanding anything in this Merger Agreement to the contrary, shares of Savers Common Stock which immediately prior to the Effective Time are held by shareholders who have properly exercised dissenters' rights under Article 13 of the NCBCA (the "Dissenting Shares") shall not be converted as provided in Section 2.5 hereof, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Article 13 of the NCBCA; provided, however, that, if any such holder shall withdraw or lose such holder's right to dissent and payment under the NCBCA, such holder's outstanding shares of Savers Common Stock shall thereupon be deemed to have been converted as of the Effective Time as provided in Section 2.5, without any adjustment for interest, and such shares shall no longer be Dissenting Shares. Savers shall give SMC prompt notice of any demands for payment under Section 55-13-21 of Article 13 of the NCBCA received by Savers. Except as required by applicable law, prior to the Effective Time, Savers shall not, except with the prior written consent of SMC, make any payment with respect to, or settle or offer to settle, any such demands.

     2.15 LOST CERTIFICATES. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent shall deliver to such person the certificates representing the SMC Common Stock and the amount of cash to which the holder of such lost, stolen or destroyed certificate is entitled pursuant to this Article II. When authorizing such payment in exchange for any lost, stolen or destroyed Certificate, the person to whom such certificates and cash are to be delivered shall, as a condition precedent to such delivery, give the Surviving Corporation an affidavit of lost certificate and indemnity agreement, indemnifying the Surviving Corporation against loss, or a bond satisfactory to the Surviving Corporation in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner satisfactory to the Surviving Corporation against any claim that may be made against SMC, SAC or the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

     2.16 CLOSING OF COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of Savers shall be closed, and no transfer of shares of Savers Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article II.

     2.17 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving

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Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Merger Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations in the Merger, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such Constituent Corporations, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Merger Agreement.

     2.18 CLOSING. The closing of the transactions contemplated by this Merger Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, in Winston-Salem, North Carolina at 10:00 a.m. local time, on the second business day after the day on which the last of the conditions set forth in Articles X, XI and XII hereof shall have been fulfilled or waived or at such other time and place as SMC and Savers shall agree.

                                  ARTICLE III

                              PERFORMANCE PREMIUM

     A holder of record of Savers Common Stock at the Effective Time ("Record Holder") shall have the following contractual right to receive additional cash or, at the option of SMC, shares of SMC Common Stock, subject to the terms and conditions contained herein:

     3.1 DECEMBER 31, 1997 PERFORMANCE PREMIUM. If the Surviving Corporation shall have after-tax net income on a statutory basis for the full calendar year ending December 31, 1997 ("1997 Statutory Net Income") in excess of 15% of the total consideration issued or payable to the stockholders of Savers pursuant to
Section 2.5 and Section 2.6 (the "1997 Required Return"), the Record Holders shall be entitled to receive a Performance Premium (the "1997 Performance Premium") equal to (a) the excess of 1997 Statutory Net Income over the 1997 Required Return, plus (b) $1,000,000.

     3.2 DECEMBER 31, 1998 PERFORMANCE PREMIUM. If the Surviving Corporation shall have after-tax net income on a statutory basis for the full calendar year ending December 31, 1998 ("1998 Statutory Net Income") in excess of 15% of the total consideration issued or payable to the stockholders of Savers pursuant to
Section 2.5, Section 2.6 and Section 3.1 (the "1998 Required Return") the Record Holders shall be entitled to receive a Performance Premium (the "1998 Performance Premium") equal to (a) the excess of 1998 Statutory Net Income over the 1998 Required Return, plus (b) $1,000,000.

     3.3 ALLOCATION. The Performance Premiums, if any, shall be allocated among the Record Holders on the basis of the number of shares of Savers Common Stock held immediately prior to the Effective Time.

     3.4 CASH OR SMC COMMON STOCK.

          (a) The 1997 Performance Premium and the 1998 Performance Premium shall be payable either in cash or in shares of SMC Common Stock, or a combination thereof, at the sole option of SMC. If SMC elects to pay either Performance Premium, in whole or in part, in shares of SMC Common Stock, such payment shall consist of the number of shares of SMC Common Stock determined by dividing (i) the amount of cash to which each Record Holder would be entitled in payment of such Performance Payment by (ii) the Average Trading Price of SMC Common Stock for the ten (10) consecutive trading days ending on the fifth day prior to the payment date of such Performance Premium, rounded to the nearest hundredth of a share.

          (b) The 1997 Performance Premium and the 1998 Performance Premium shall be calculated as of December 31, 1997, and December 31, 1998, respectively, based upon the Surviving Corporation's Annual Statements for the years then ended as filed with the North Carolina Department of Insurance. The calculations shall be made no later than April 30, of 1998 and 1999, and the payment dates shall be no later than May 31 of 1998 and 1999, respectively.

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

     3.5 DELIVERY OF PERFORMANCE PREMIUMS.

          (a) Promptly after the calculation by SMC of the final 1997 Performance Premium and the final 1998 Performance Premium, as the case may be, SMC shall deliver, to the Exchange Agent in trust for the Record Holders, the cash or certificates representing the SMC Common Stock payable with respect to such Performance Premium.

          (b) In the event of any reclassification, stock split or stock dividend with respect to the SMC Common Stock, any change of the SMC Common Stock into other securities or any other dividend or distribution with respect to the SMC Common Stock, other than normal quarterly dividends, as the same may be adjusted from time to time in the ordinary course, or if a record date with respect to any of the foregoing should occur between the time the exchange ratio is established and the applicable payment date, the number of shares determined in accordance herewith shall be appropriately adjusted so as to afford the equitable benefit of such changes to the Record Holders.

          (c) Unless and until a certificate for the Performance Premium shall be delivered to the Record Holders, no dividends payable to holders of record of shares of SMC Common Stock shall be paid to the Record Holders, but there shall be paid to the Record Holders (i) upon such delivery to the Record Holders or as soon as practicable thereafter, the amount, without interest, of the cash dividends with a record date after the applicable payment date and a payment date prior to the date of delivery of such certificate to the Record Holder; and (ii) at the appropriate payment date or as soon as practicable thereafter, the amount, without interest, of any cash dividends with a record date prior to the delivery of the certificate to the Record Holders and a payment date subsequent to such delivery; provided that, with respect to both (i) and (ii) above, such Record Holder shall not be entitled to receive any such payments for dividends with a record date for dividends prior to the applicable payment date.

          (d) The Exchange Agent shall deliver any certificates representing the Performance Premium payable to the Record Holders pursuant to this Article III to the Record Holders at the addresses of the Record Holders as they appeared on the stock records of Savers at the Effective Time or such other addresses as the Record Holders shall provide to the Exchange Agent by written notice. No fractional shares of SMC Common Stock shall be issued or delivered pursuant to this Article III. In lieu of any fractional shares, any Record Holder entitled hereunder to receive fractional shares of SMC Common Stock but for this Section 3.5(d) will be entitled hereunder to receive instead a cash payment in lieu thereof, without interest, in an amount equal to (i) the fraction of a share to which such Record Holder would otherwise have been entitled multiplied by (ii) the Average Trading Price of SMC Common Stock for the ten (10) consecutive trading days ending on the fifth day prior to the payment date of such Performance Premium, rounded to the nearest hundredth of a share.

     3.6 ARBITRATION. Any dispute, controversy or claim arising in connection with the calculation of the Performance Premiums shall be settled by arbitration by three arbitrators to be appointed pursuant to the Rules of the American Arbitration Association and said arbitration shall be conducted in accordance with the Rules of said Association. The arbitration shall be held in Indianapolis, Indiana. The determination of the arbitrators shall be final and binding on the parties. The expenses of the arbitration shall be borne equally between SMC on the one hand, and the Record Holders, on the other. All fees and expenses of the Record Holders shall be subtracted from the Performance Premiums; provided, however, that the arbitrators shall have the discretion to award fees and expenses to the prevailing party. Judgment upon the award entered by the arbitrators may be entered in any court having jurisdiction.

     3.7 ASSIGNABILITY. The right of each Record Holder to receive shares of SMC Common Stock pursuant to this Merger Agreement may not be assigned or transferred in any manner whatsoever except by operation of law or by will.

     3.8 CONTINGENT PAYMENT COMMITTEE. There shall be a "Contingent Payment Committee" consisting of three (3) members having the duties set forth in this
Article III. The initial members will be William G. White, Jr., William Granberry and J. Leon Rumley. Any vacancy in the Contingent Payment Committee

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

caused by the death, resignation or incapacity of a member shall be filled by appointment by the remaining members of the committee, or, if none, by Jerry D. Stoltz, Sr. or Jerry Francis.

     3.9 RIGHT TO OFFSET.

          (a) SMC shall have the right to offset against the Performance Premiums the amount of Losses (as defined in paragraph (b) hereof) incurred by SMC or any of its Affiliates in connection with or arising from any breach or alleged breach of any representation, warranty, covenant or other undertaking of Savers contained in this Merger Agreement.

          (b) For purposes of this Section, "Losses" shall mean any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages and expenses (including, but not limited to, any and all reasonable expenses incurred in connection with investigating or defending any claim, action, suit or proceeding incident to any matter indemnified against hereunder, and any and all reasonable fees, and disbursements of legal counsel, investigators, accountants, consultants and witnesses) arising after the Effective Time. Amounts payable to the broker identified in Section 4.29 shall not be considered as a Loss under this Section 3.9.

          (c) Any claim on account of Losses which is not a Third Party Claim (as defined below) shall be asserted by written notice (a "Claim Notice") given by SMC to the Contingent Payment Committee. A Claim Notice in respect to any action at law or suit in equity by a third party as to which indemnification will be sought ("Third Party Claim") shall be given promptly after the action, suit, investigation, or proceeding is commenced; provided, further, that failure to give such notice shall not prejudice SMC hereunder, unless such failure shall have materially prejudiced the Record Holders. Any Claim Notice shall describe in reasonable detail the facts giving rise to a claim for indemnification hereunder, the amount or method of computation of the amount of such claim, and a reference to the representation and warranty which is alleged to have been breached. The Contingent Payment Committee shall have a period of 30 days within which to respond thereto. If the Contingent Payment Committee does not respond within such 30-day period, the Contingent Payment Committee shall be deemed to have accepted the claim for offset against the Performance Premium and shall have no further right to contest the validity of such claim. If the Contingent Payment Committee does respond within such 30-day period and rejects such claim in whole or in part, the dispute shall be resolved: (i) by the written agreement between SMC and the Contingent Payment Committee;
     (ii) by binding arbitration pursuant to Section 3.6 hereof; or (iii) by any other means to which SMC and the Contingent Payment Committee shall agree.

          (d) In the event any Claim Notice received by the Contingent Payment Committee remains unresolved on any payment date, the portion of the Performance Premium, if any, which is not subject to any claim of offset shall be paid in accordance with this Article III.

          (e) SMC shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Party Claim as to which indemnification will be sought by SMC hereunder; provided, that the Contingent Payment Committee may participate, through counsel chosen by it and at its own expense, in the defense of any claim, action or suit as to which SMC has so elected to conduct and control the defense thereof; and provided, further, that SMC shall not, without the written consent of the Contingent Payment Committee (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim, action or suit, except that no such consent shall be required if, following a written request from SMC, the Contingent Payment Committee shall fail, within 14 days after the making of such request, to acknowledge and agree in writing that, if such claim, action or suit shall be adversely determined, the Contingent Payment Committee, through the provisions of the offset continued in this Section 3.9, has an obligation to provide indemnification hereunder to SMC. Notwithstanding the foregoing, SMC shall have the right to pay, settle or compromise any such claim, action or suit without such consent, provided that in such event SMC shall waive any right to indemnity therefor hereunder unless such consent is unreasonably withheld.

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                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF SAVERS

     Savers hereby represents and warrants to SMC as follows:

     4.1 ORGANIZATION. Savers is a domestic stock insurance company duly organized, validly existing and in good standing under the laws of the State of North Carolina and has full corporate power and authority to enter into this Merger Agreement and to perform its obligations under this Merger Agreement. Except as disclosed in Section 4.1 of the Disclosure Schedule, Savers is duly licensed, qualified, or admitted to do business as an insurance company and is in good standing in all jurisdictions in which the failure to be so licensed, qualified, or admitted and in good standing, individually or in the aggregate with other such failures, has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of Savers to perform its obligations under this Merger Agreement, or on the Business or Condition of Savers. Section 4.1 of the Disclosure Schedule contains a true and complete list of the states in which Savers is licensed to write life and health insurance. Savers has furnished to SMC true and complete copies of the Articles of Incorporation (as certified by the appropriate governmental or regulatory authorities) and the Bylaws of Savers, including all amendments thereto. Savers has made available to SMC the minute books and stock records of Savers. Such minute books do not omit any material minutes of meetings or written resolutions of the board of directors, committees of the board of directors or shareholders of Savers. Such stock records are accurate and complete in all material respects.

     4.2 AUTHORITY. The Board of Directors of Savers has duly and validly approved this Merger Agreement and the transactions contemplated hereby. The shareholders of Savers must approve the Merger. Subject to and upon the prior approval by the shareholders of Savers, this Merger Agreement constitutes a legal, valid, and binding obligation of Savers and is enforceable against Savers in accordance with its terms, except to the extent that (a) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar Laws now or hereafter in effect relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar Person before which any proceeding therefor may be brought.

     4.3 CAPITAL STOCK. The authorized common capital stock of Savers consists of 20,000,000 shares of common stock, no par value per share, of which 1,779,908 shares are issued and outstanding at the date hereof, all of which shares are validly issued and outstanding, fully paid and nonassessable. Except as disclosed in Section 4.3 of the Disclosure Schedule, there are no outstanding securities, obligations, rights, subscriptions, warrants, options, charter or founders insurance policies, phantom stock rights, or (except for this Merger Agreement) other Contracts of any kind that give any Person the right to (a) purchase or otherwise receive or be issued any shares of capital stock of Savers (or any interest therein) or any security or Liability of any kind convertible into or exchangeable for any shares of capital stock of Savers (or any interest therein) or (b) receive any benefits or rights similar to any rights enjoyed by or accruing to a holder of the Common Stock, or any rights to participate in the equity, income, or election of directors or officers of Savers. There are no obligations of Savers to repurchase, redeem or otherwise acquire any of Savers' securities.

     4.4 NO SUBSIDIARIES. Savers does not control (whether directly or indirectly, whether through the ownership of securities or by Contract or proxy, and whether alone or in combination with others) any corporation, partnership, business organization, or other similar Person.

     4.5 NO CONFLICTS OR VIOLATIONS. The execution and delivery of this Merger Agreement by Savers does not, and the performance by Savers of its obligations under this Merger Agreement will not:

          (a) subject to obtaining the approvals contemplated by Section 4.5(e) of the Disclosure Schedule hereof, violate any term or provisions of any Law or any writ, judgment, decree, injunction, or similar order applicable to Savers;

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

          (b) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, any of the terms, conditions, or provisions of the Articles of Incorporation or Bylaws of Savers;

          (c) result in the creation or imposition of any Lien upon Savers or any of its Assets and Properties that individually or in the aggregate with any other Liens has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of Savers to perform its obligations under this Merger Agreement, or on the Business or Condition of Savers or the Surviving Corporation;

          (d) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give to any Person any right of termination, cancellation, acceleration, or modification in or with respect to, any Contract to which Savers is a party or by which any of its Assets or Properties may be bound and as to which any such conflicts, violations, breaches, defaults, or rights individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of Savers to perform its obligations under this Merger Agreement, or on the Business or Condition of Savers or the Surviving Corporation; or

          (e) require Savers to obtain any consent, approval, or action of, or make any filing with or give any notice to, any Person except: (i) as disclosed in Section 4.5(e) of the Disclosure Schedule; or (ii) those which the failure to obtain, make, or give individually or in the aggregate with any other such failures has or may reasonably be expected to have no material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of Savers to perform its obligations under this Merger Agreement, or on the Business or Condition of Savers or the Surviving Corporation.

     4.6 BOOKS AND RECORDS. Except as disclosed in Section 4.6 of the Disclosure Schedule, the minute books and other similar records of Savers contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, Board of Directors, and each committee thereof of Savers. The Books and Records of Savers accurately reflect in all material respects the Business or Condition of Savers, and have been maintained in all material respects in accordance with good business and bookkeeping practices.

     4.7 SAP STATEMENTS. Savers has previously delivered to SMC true and complete copies of the Annual Statements, and audited SAP basis financial statements of Savers for each of the years ended December 31, 1993, 1994, and 1995, and unaudited SAP basis financial statements of Savers for the nine months ended September 30, 1996 (and the notes relating thereto, whether or not included therein). Except as disclosed in Section 4.7 of the Disclosure Schedule, each such SAP Statement complied in all material respects with all applicable Laws when so filed, and all material deficiencies known to Savers with respect to any such SAP Statement have been cured or corrected. Each such SAP Statement (and the notes relating thereto, whether or not included therein), including, without limitation, each balance sheet and each of the statements of operations, capital and surplus account, and cash flow contained in the respective SAP Statement, was prepared in accordance with SAP, is true and complete in all material respects, and fairly presents the financial condition, the Assets and Properties, and the Liabilities of Savers as of the respective dates thereof and the results of operations and changes in capital and surplus and in cash flow of Savers for and during the respective periods covered thereby.

     4.8 GAAP STATEMENTS. Section 4.8 of the Disclosure Schedule contains (i) the audited balance sheets of Savers as of December 31, 1993, 1994 and 1995 and the related statements of income, stockholders' equity and cash flows for the years then ended, together with the appropriate notes to such financial statements, and (ii) the unaudited balance sheet of Savers as of September 30, 1996 and 1995 and the related statements of income and cash flows for the nine months then ended. Except as set forth therein or in the notes thereto, such balance sheets and statements of income and cash flows, have been prepared in conformity with generally accepted accounting principles consistently applied except as otherwise noted, and such balance sheets and related statements of income and cash flows present fairly the financial position and results of operations of Savers as of their respective dates and for the respective periods covered thereby.

     4.9 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information supplied or to be supplied by Savers for inclusion or incorporation by reference in the Registration Statement or the proxy statement (together with any amendments or supplements thereto, the "Proxy Statement") relating to the Stockholders Meetings will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of each Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Savers or its officers and directors should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Savers and/or SMC as appropriate. The Registration Statement will comply (with respect to Savers) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will (with respect to Savers) comply as to form in all material respects with the requirements of the Exchange Act.

     4.10 AVAILABILITY OF ASSETS. Except as set forth in Section 4.10 of the Disclosure Schedule, Savers owns all of the assets used in its Business (including, but not limited to, all books, records, computers and computer programs and data processing systems) and all such assets are in good condition (subject to normal wear and tear) and serviceable condition and are suitable for the uses for which intended.

     4.11 NO OTHER FINANCIAL STATEMENTS. Except for the financial statements described in Section 4.7 and Section 4.8 (collectively, the "Financial Statements"), since September 30, 1996 no other financial statements have been prepared by or with respect to Savers (whether on a GAAP, SAP, or other basis).

     4.12 RESERVES. All reserves and other similar amounts with respect to insurance and annuities as established or reflected in the SAP Statements of Savers dated as of September 30, 1996 (including, without limitation, the reserves and amounts reflected respectively on lines 1 through 11.3 of page 3 of the September 30, 1996 Quarterly Statement), were determined in accordance with generally accepted actuarial principles that are in accordance with those called for by the provisions of the related insurance and annuity Contracts and in the related reinsurance, coinsurance, and other similar Contracts of Savers, and meet the requirements of the insurance Laws of the State of North Carolina and states in which such insurance and annuity Contracts were issued or delivered. All such reserves and other similar amounts will be adequate (under generally accepted actuarial principles consistently applied) to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, claims, and other Liabilities of Savers under all insurance and annuity Contracts under which Savers has or will have any Liability (including, without limitation, any Liability arising under or as a result of any reinsurance, coinsurance, or other similar Contract) on the respective dates of such SAP Statements. Savers owns assets that qualify as legal reserve assets under applicable insurance Laws in an amount at least equal to all such required reserves and other similar amounts.

     4.13 ABSENCE OF CHANGES. Except as disclosed in Section 4.13 of the Disclosure Schedule or as specifically reflected in the September 30, 1996 SAP Statement, or except for changes or developments relating to the conduct of the Business of Savers after the date of this Merger Agreement in conformity with this Merger Agreement, since December 31, 1995, there has not been, occurred, or arisen any change in, or any event (including without limitation any damage, destruction, or loss whether or not covered by insurance), condition, or state of facts of any character that individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers. Except as disclosed in Section 4.13 of the Disclosure Schedule (with paragraph references corresponding to those set forth below), or except as specifically reflected in the September 30, 1996 SAP Statement, since December 31, 1995, Savers has operated only in the ordinary course of business and consistent with past practice, and (without limiting the generality of the foregoing) there has not been, occurred, or arisen:

          (a) any declaration, setting aside, or payment of any dividend or other distribution in respect of the capital stock of Savers or any direct or indirect redemption, purchase, or other acquisition by Savers of any such stock or of any interest in or right to acquire any such stock;

          (b) any employment, deferred compensation, or other salary, wage, or compensation Contract entered into between Savers and any of its officers, directors, employees, agents, consultants, or similar representatives, except for normal and customary Contracts with officers, employees, agents and consultants in the ordinary course of business and consistent with past practices; or any increase in the salary, wages, or other compensation of any kind, whether current or deferred, of any officer, director, employee, agent, consultant, or other similar representative of Savers other than routine increases that were made in the ordinary course of business and consistent with past practices; or any creation of any Benefit Plan or any contribution to or amendment or modification of any Benefit Plan;

          (c) any issuance, sale, or disposition by Savers of any debenture, note, stock, or other security issued by Savers, or any modification or amendment of any right of the holder of any outstanding debenture, note, stock, or other security issued by Savers;

          (d) any Lien created on or in any of the Assets and Properties of Savers, or assumed by Savers with respect to any of such Assets and Properties, which Lien relates to Liabilities individually or in the aggregate exceeding $25,000 for Savers or which Lien individually or in the aggregate with any other Liens has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation;

          (e) any prepayment of any Liabilities individually or in the aggregate exceeding $10,000;

          (f) any Liability involving the borrowing of money by Savers;

          (g) any Liability incurred by Savers in any transaction (other than pursuant to any insurance or annuity Contract entered into in the ordinary course of business and consistent with past practice) not involving the borrowing of money;

          (h) any damage, destruction, or loss (whether or not covered by insurance) affecting any of the Assets and Properties of Savers, which damage, destruction, or loss individually exceeds $25,000 or the result of which individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation;

          (i) any work stoppage, strike, slowdown, other labor difficulty, or (to the best knowledge of Savers) union organizational campaign (in process or threatened) at or affecting Savers;

          (j) any material change in any underwriting, actuarial, investment, financial reporting, or accounting practices or policies followed by Savers, or in any assumption underlying such a practices or policies, or in any method of calculating any bad debt, contingency, or other reserve for financial reporting purposes or for any other accounting purposes;

          (k) any payment, discharge, or satisfaction by Savers of any Lien or Liability other than Liens or Liabilities that were paid, discharged, or satisfied since December 31, 1995 in the ordinary course of business and consistent with past practice, or were paid, discharged, or satisfied as required under this Merger Agreement;

          (l) any cancellation of any Liability owed to Savers by any other Person;

          (m) any write-off or write-down of, or any determination to write off or down any of, the Assets and Properties of Savers or any portion thereof, except for write-offs or write-downs that do not exceed $10,000 individually or in the aggregate for Savers;

          (n) any sale, transfer, or conveyance of any investments, or any other Assets and Properties, of Savers with an individual book value or with an aggregate book value in excess of $10,000, except as contemplated in Section 7.3, and except in the ordinary course of business and consistent with past practices;

          (o) any amendment, termination, waiver, disposal, or lapse of, or other failure to preserve, any license, permit, or other form of authorization of Savers, the result of which individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation;

          (p) any transaction or arrangement under which Savers paid, lent, or advanced any amount to or in respect of, or sold, transferred, or leased any of its Assets and Properties or any service to, (i) any employee, officer, director or shareholder of Savers (except for payments of salaries and wages in the ordinary course of business and consistent with past practice, and except for payments made pursuant to any Contract disclosed in Section 4.13(b) or Section 4.22(a) of the Disclosure Schedule), or of any Affiliate of Savers, or of any such employee, officer, director or shareholder; (ii) any business or other Person in which Savers, any such employee, officer, director or shareholder, or any such Affiliate has any material interest, except for advances made to, or reimbursements of, officers or directors of Savers for travel and other business expenses in reasonable amounts in the ordinary course of business and consistent with past practice; or any Affiliate of Savers pursuant to any Contract of the type described in Section 4.22(g);

          (q) any material amendment of, or any failure to perform all of its obligations under, or any default under, or any waiver of any right under, or any termination (other than on the stated expiration date) of, any Contract that involves or reasonably would involve the annual expenditure or receipt by Savers of more than $25,000 or that individually or in the aggregate is material to the Business or Condition of Savers or the Surviving Corporation;

          (r) any decrease in the amount of, or any material change in the nature of, the insurance or annuities in force of Savers or any material change in the amount or nature of the reserves, liabilities or other similar amounts of Savers with respect to insurance and annuity Contracts (including, without limitation, reserves and other similar amounts of a type required to be reflected respectively on lines 1 through 11.3 on page 3 of an Annual Statement of Savers);

          (s) any amendment to the Articles of Incorporation or Bylaws of Savers;

          (t) any termination, amendment, or execution by Savers of any reinsurance, coinsurance, or other similar Contract, as ceding or assuming insurer;

          (u) any expenditure or commitment for additions to property, plant, equipment or other tangible or intangible capital assets of Savers, except for any expenditure or commitment that does not exceed $10,000 individually or the result of which individually or in the aggregate does not have and may not reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation;

          (v) any amendment or introduction by Savers of any insurance or annuity Contract other than in the ordinary course of business and consistent with past practice; or

          (w) any Contract to take any of the actions described in this Section other than actions expressly permitted under this Section.

     4.14 NO UNDISCLOSED LIABILITIES. Except to the extent specifically reflected in the balance sheet included in the September 30, 1996 SAP Statement (or in the notes relating thereto), or except as disclosed in Section 4.14 of the Disclosure Schedule, there were no Liabilities (other than policyholder benefits payable in the ordinary course of business and consistent with past practices) against, relating to, or affecting Savers as of September 30, 1996 that individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation. Except to the extent specifically reflected in the balance sheet included in the September 30, 1996 SAP Statement (or in the notes relating thereto), or except as disclosed in Section 4.14 of the Disclosure Schedule, since September 30, 1996, Savers has not incurred any Liabilities (other than policyholder benefits payable in the ordinary course of business and consistent with past practice) that individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation.

     4.15 TAXES. Except as disclosed in Section 4.15 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

          (a) All Tax Returns required to be filed with respect to Savers have been duly and timely filed, and all such Tax Returns are true and complete in all material respects. Savers has duly and timely paid all Taxes that are due, or claimed or asserted by any taxing authority to be due, from Savers for the periods covered by such Tax Returns or has duly provided for all such Taxes in the Books and Records of Savers and in accordance with GAAP and SAP, including, without limitation, in the Financial Statements. There are no Liens with respect to Taxes (except for Liens with respect to real and personal property Taxes not yet due) upon any of the Assets and Properties of Savers.

          (b) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, Savers have made due and sufficient current accruals for such Taxes in its Books and Records and in accordance with SAP and GAAP, and such current accruals through the Closing Date are duly and fully provided for in the SAP and GAAP Financial Statements of Savers for the period then ended.

          (c) The United States federal income Tax Returns of Savers and of each affiliated group (within the meaning of the Code) of which Savers is or has been a member have not been audited or examined by the IRS, and the statute of limitations for all periods through the year 1989 has expired. The state, local, and foreign income Tax Returns of Savers have not been audited or examined, and all statutes of limitation for all applicable state, local, and foreign taxable periods through the respective years specified in Section 4.15(c) of the Disclosure Schedule have expired. There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from Savers for any taxable period. Savers has previously delivered to SMC true and complete copies of each of the United States federal, state, local, and foreign income Tax Returns, for each of the last three taxable years, filed by Savers (insofar as such returns relate to either Savers) filed by any affiliated or consolidated group of which Savers was then a member.

          (d) No audit or other proceeding by any court, governmental or regulatory authority, or similar Person is pending or (to the knowledge of Savers) threatened with respect to any Taxes due from Savers or any Tax Return filed by or relating to Savers. To the best knowledge of Savers, no assessment of Tax is proposed against Savers or any of its Assets and Properties.

          (e) No election under any of Sections 108, 168, 338, 441, 463, 472, 1017, 1033, or 4977 of the Code (or any predecessor provisions) has been made or filed by or with respect to Savers or any of its Assets and Properties. No consent to the application of Section 341(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to Savers or any of its Assets and Properties. None of the Assets and Properties of Savers is an asset or property that SMC or any of its Affiliates is or will be required to treat as being owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or tax-exempt use property within the meaning of Section 168(h)(1) of the Code. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local, or foreign Law has been entered into by or with respect to Savers or any of its Assets and Properties.

          (f) Savers has not agreed to nor is required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method of Savers, and Savers does not have any application pending with any taxing authority requesting permission for any changes in any accounting method of Savers. To the best knowledge of Savers, the IRS has not proposed any such adjustment or change in accounting method.

          (g) Savers has not been or is in violation (or with notice or lapse of time or both, would be in violation) of any applicable Law relating to the payment or withholding of Taxes. Savers has duly and timely withheld from employee salaries, wages, and other compensation and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable Laws.

          (h) Savers is not a party to, is not bound by, and has no obligation under, any Tax sharing Contract or similar Contract; notwithstanding any disclosure contained in the Disclosure Schedule, Savers represents and warrants that, at the Closing, Savers shall not be a party to, be bound by or have any obligation under, any Tax sharing Contract or similar Contract or arrangement. Savers is not a foreign person within the meaning of
     Section 1445(f)(3) of the Code.

          (i) Savers has not made any direct, indirect, or deemed distributions that have been or could be taxed under Section 815 of the Code.

          (j) All ceding commission expenses paid or accrued by Savers in connection with any reinsurance arrangement or Contract or transaction have been capitalized and amortized over the life or lives of such reinsurance arrangement or Contract in accordance with the decision of the United States Supreme Court in Colonial American Life Insurance Company v. Commissioner of Internal Revenue, 109 S.Ct. 240 (1980).

          (k) No material Liabilities have been proposed in connection with any audit or other proceeding by any court, governmental or regulatory authority, or similar Person with respect to any Taxes due from Savers or any Tax Return filed by or relating to Savers.

          (l) Savers is a not party to any agreement, contract, plan or arrangement that has resulted, or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     4.16 LITIGATION. Except as disclosed in Section 4.16 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

          (a) There are no actions, suits, investigations, or proceedings pending, or (to the best knowledge of Savers) threatened, against or affecting Savers or any of its Assets and Properties, at law or in equity, in, before, or by any Person that individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of Savers to perform its obligations under this Merger Agreement, or on the Business or Condition of Savers or the Surviving Corporation.

          (b) There are no actions, suits, investigations, or proceedings pending, or (to the best knowledge of Savers) threatened, against Savers or any of its Assets and Properties, at law or in equity, in, before, or by any Person that individually involve a claim or claims for any injunction or similar relief or for Damages exceeding $25,000 or an unspecified amount of Damages.

          (c) There are no writs, judgments, decrees, or similar orders of any Person outstanding against Savers that individually exceed $10,000 or that individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers, and there are no injunctions or similar orders of any Person outstanding against Savers or the Surviving Corporation.

     4.17 COMPLIANCE WITH LAWS. To the best knowledge of Savers and except as disclosed in Section 4.17 of the Disclosure Schedule, Savers has not been and is not in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Law or any writ, judgment, decree, injunction, or similar order applicable to Savers or any of its Assets and Properties, the result of which violation individually or violations in the aggregate has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation. Without limiting the generality of the foregoing:

          (a) Since January 1, 1996, Savers has duly and validly filed or caused to be so filed all reports, statements, documents, registrations, filings, or submissions that were required by Law to be filed with any Person and as to which the failure to so file, individually in the aggregate with other such failures, has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation; all such filings complied with applicable Laws in all material respects when filed and, no material deficiencies have been asserted by any Person with respect to any such filings.

          (b) Savers has previously delivered to SMC the reports reflecting the results of the most recent financial examination of Savers issued by the North Carolina Department of Insurance. All material deficiencies or violations in such previously issued reports have been resolved to the satisfaction of the State of North Carolina Department of Insurance.

          (c) Except as disclosed in Section 4.17(c) of the Disclosure Schedule, all outstanding insurance and annuity Contracts issued, reinsured, or underwritten by Savers are, to the extent required under applicable Laws, on forms approved by the insurance regulatory authority of the jurisdiction where issued or have been filed with and not objected to by such authority within the period provided for objection.

          (d)(1) Section 4.17(d) of the Disclosure Schedule contains a true and complete list of each master or prototype (as well as any individually designed) pension, profit sharing, defined benefit, Code Section 401(k), and other retirement or employee benefit plan or Contract (including, but not limited to, simplified employee pension plans, Code Section 403(a), (b) and (c) annuities, Keogh plans, and individual retirement accounts and annuities) offered or sold by Savers to, or maintained or sponsored for the benefit of any employees of, any other Person, and each determination letter relating to the creation or amendment of any such plan or Contract. Except as disclosed in Section 4.17(d) of the Disclosure Schedule, each such plan or Contract in all material respects conforms with, and has been offered, sold, maintained, and sponsored in accordance with, all applicable Laws. Except as disclosed in Section 4.17(d) of the Disclosure Schedule, Savers is not a fiduciary with respect to any plan or Contract referenced in this Section 4.17(d).

          (2) Savers does not provide administrative or other contractual services for any plan or Contract referenced in this Section 4.17(d), including, but not limited to, any third party administrative services for an Employee Welfare Benefit Plan.

          (3) To the extent that Savers maintains any collective or commingled funds or accounts which restrict the Persons who may invest therein to tax-exempt entities or qualified plans, each such fund or account (of which a true and complete list and description is disclosed in Section 4.17(d)(3) of the Disclosure Schedule) has been established, maintained and operated in accordance with all applicable Laws, has maintained its tax-exempt status and has no nonqualified plans or trusts or other taxable entities investing in it.

          (4) In addition to the representations and warranties contained in
     Section 4.16, there are no claims pending, or (to the best knowledge of Savers) threatened, against Savers or any of its Assets and Properties, under any fiduciary liability insurance policy issued by or to Savers that individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers or the Surviving Corporation.

     4.18 BENEFIT PLANS, ERISA.

     Except as disclosed in Section 4.18 of the Disclosure Schedule, Savers has not had within the past six (6) years and does not currently have any Benefit Plan or any commitment or obligation to create any Benefit Plan.

          (a) Neither Savers, nor any of its respective Affiliates has any Contract, plan, or commitment, whether legally binding or not, to create any additional Benefit Plan or to modify or change any existing

     Benefit Plan. Each contribution or other payment required to be made or to be voluntarily made by Savers on or before December 31, 1995 with respect to any of the Benefit Plans has been made.

          (b) None of the Benefit Plans is or has been a multi-employer plan, as that term is defined in Section 3(37) of ERISA. There has been no transaction, action, or omission involving Savers, any ERISA Affiliate, or (to the best knowledge of Savers) any fiduciary, trustee, or administrator of any Benefit Plan, or any other Person dealing with any such Benefit Plan or the related trust or funding vehicle, that in any manner violates or will result in a violation (with or without notice or lapse of time or both) of Sections 404 or 406 of ERISA or constitutes or will constitute (with or without notice or lapse of time or both) a prohibited transaction (as defined in Section 4975(c)(I) of the Code or Section 406 of ERISA) for which there exists neither a statutory nor a regulatory exemption and which could subject Savers or any party in interest (as defined in Section 3(14) of ERISA) to criminal or civil sanctions under Section 501 or 502 of ERISA, or to Taxes under Code Section 4975, or to any other Liability.

          (c) There has been no reportable event (as defined in Section 4043(b) of ERISA) with respect to any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan for which notice to the PBGC has not been waived by rule or regulation. Neither Savers, nor any ERISA Affiliate has any Liability to the PBGC (other than any Liability for insurance premiums not yet due to the PBGC), to any present or former participant in or beneficiary of any Benefit Plan (or any beneficiary of any such participant or beneficiary), or to any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan. No event, fact, or circumstance has arisen or occurred that has resulted or may reasonably be expected to result in any such Liability or a claim against Savers by the PBGC, by any present or former participant in or any beneficiary of any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan (or any beneficiary of any such participant or beneficiary), or by any such Benefit Plan. No filing has been or will be made by Savers, or any ERISA Affiliate, and no proceeding has been commenced, for the complete or partial termination of any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan, and no complete or partial termination of any such Benefit Plan has occurred or, as a result of the execution or delivery of this Merger Agreement or the consummation of the transactions contemplated hereby, will occur.

          (d) All amounts that Savers is required to pay by Law or under the terms of the Benefit Plans as a contribution or other payment to or in respect of such Benefit Plans as of December 31, 1995 have been paid. The funding method used in connection with each Benefit Plan that is or at any time has been subject to the funding requirements of Title I, Subtitle B,
     Part 3 of ERISA, meets the requirements of ERISA and the Code. No Benefit Plan subject to Title IV of ERISA (or any trust established thereunder) has ever incurred any accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of such Benefit Plan. With respect to any period for which any contribution or other payment to or in respect of any Benefit Plan is not yet due or owing, Savers has made due and sufficient current accruals for such contributions and other payments in accordance with GAAP and SAP, and such current accruals through the Closing will be duly and fully provided for in the SAP Statement of Savers for the period then ended.

          (e) Each Benefit Plan is and has been operated and administered in all material respects in accordance with all applicable Laws, including, without limitation, ERISA and the Code. Each of the Employee Pension Benefit Plans and Employee Welfare Benefit Plans that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and satisfies the requirements of Sections 401(a) and 501(a) of the Code. There exists no fact, condition, or set of circumstances that has or may reasonably be expected to have a material adverse effect on the qualified status of any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan intended to be so qualified or the intended United States federal income Tax treatment or consequences of any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan. None of the Benefit Plans, or any related trust or funding vehicle, conducts or has conducted any unrelated trade or business as that term is defined in Section 513 of the Code. All necessary governmental approvals, determinations, and notifications for all Employee Pension Benefit Plans and all Employee Welfare Benefit Plans have been obtained.

          (f) Any actuarial assumptions utilized by Savers in connection with determining the funding of each Employee Pension Benefit Plan (as set forth in the actuarial report for such Benefit Plan) are reasonable in all material respects. The fair market value of the Assets or Properties held under each Employee Pension Benefit Plan exceeds the actuarially determined present value of all accrued benefits of such Benefit Plan (whether or not vested) determined on an ongoing-Benefit Plan basis.

          (g) Except as disclosed in Section 4.18(g) of the Disclosure Schedule, and except for claims by third parties for benefits owed to participants or beneficiaries under the Benefit Plans, and except for divorce proceedings, there are no pending or (to the best knowledge of Savers) threatened actions, suits, investigations, or other proceedings by any present or former participant or beneficiary under any Benefit Plan (or any beneficiary of any such participant or beneficiary) involving any Benefit Plan or any rights or benefits under any Benefit Plan or any rights or benefits under any Benefit Plan other than ordinary and usual claims for benefits by participants or beneficiaries thereunder. There is no writ, judgment, decree, injunction, or similar order of any court, governmental or regulatory authority, or other similar Person outstanding against or in favor of any Benefit Plan or any fiduciary thereof.

          (h) Except as disclosed in Section 4.18(h) of the Disclosure Schedule, Savers is not a party to any employee collective bargaining agreement, advisory or service agreement, deferred compensation agreement, confidentiality agreement or covenant not to compete.

          (i) Except as disclosed in Section 4.18(i) of the Disclosure Schedule, Savers does not have any stock option, stock purchase, bonus or other incentive plan or agreement.

          (j) Section 4.18(j) of the Disclosure Schedule contains: (i) a list of all employees of Savers as of September 30, 1996 whose then current annual compensation was in excess of $50,000; (ii) the then current annual compensation of, and a description of the fringe benefits (other than those generally available to employees of Savers) provided by Savers to any such employees; (iii) a list of all present or former employees of Savers paid in excess of $50,000 in calendar year 1995 who have terminated or given notice of their intention to terminate their relationship with Savers since January 1, 1996; (iv) a list of any increase, effective after December 31, 1995, in the rate of compensation of any employees if such increase exceeds 10% of the previous annual salary of such employee; and (v) a list of all substantial changes in job assignments of, or arrangements with, or promotions or appointments of, any employees whose compensation as of December 31, 1995 was in excess of $50,000 per annum.

     4.19 EMPLOYEE RELATIONS. Except as set forth in Section 4.19 of the Disclosure Schedule, Savers has complied in respect of the Business with all applicable laws, rules and regulations which relate to prices, wages, hours, discrimination in employment and collective bargaining and to the operation of the Business of Savers and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. Savers believes that its relations with the employees are satisfactory. Savers is not a party to, and is not affected by or threatened with, any dispute or controversy with a union or with respect to unionization or collective bargaining. Savers is not materially affected by any dispute or controversy with a union or with respect to unionization or collective bargaining involving any supplier or customer of Savers.

     4.20 PROPERTIES. Except as disclosed in Section 4.20 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

          (a) Savers has good and valid title to all debentures, notes, stocks, securities, and other assets that are of a type required to be disclosed in Schedules B through DB of its Annual Statement and that are owned by it, free and clear of all Liens.

          (b) Savers owns good and indefeasible title to, or has a valid leasehold interest in, all real property used in the conduct of its business, operations, or affairs or of a type required to be disclosed in Schedule A of Savers' Annual Statement, free and clear of all Liens. All such real property, other than raw land, is in good operating condition and repair and is suitable for its current uses. No improvement on any such real property owned, leased, or held by Savers encroaches upon any real property of any other Person. Savers owns, leases, or has a valid right under Contract to use adequate means of ingress and egress to, from, and over all such real property. Section 4.20(b) of the Disclosure Schedule contains a brief description of (i) each parcel of real property owned by Savers (the "Owned Real Property") (showing the record title holder, legal description, permanent index number, location, improvements, the uses being made thereof and any indebtedness secured by a mortgage or other Lien thereon) and (ii) each option held by Savers to acquire any real property. Complete and correct copies of any title opinions, surveys and appraisals Savers' possession or any policies of title insurance currently in force and in the possession of Savers with respect to each such parcel have heretofore been delivered to SMC.

          (c) Savers owns good and indefeasible title to, or has a valid leasehold interest in or has a valid right under Contract to use, all tangible personal property that is used in the conduct of its business, operations, or affairs, free and clear of all Liens. All such tangible personal property is in good operating condition and repair and is suitable for its current uses.

          (d) Savers has, and at all times after the Closing will have, the right to use, free and clear of any royalty or other payment obligations, claims of infringement or alleged infringement, or other Liens, all marks, names, trademarks, service marks, patents, patent rights, assumed names, logos, trade secrets, copyrights, trade names, and service marks that are used in the conduct of its business, operations, or affairs (of which a true and complete list and description is disclosed in Section 4.20(d) of the Disclosure Schedule), and all computer software, programs, and similar systems owned by or licensed to Savers, or any Affiliate of Savers or used in the conduct of its business, operations, or affairs (of which a true and complete list and description is disclosed in Section 4.20(d) of the Disclosure Schedule). Savers is not in conflict with or in violation or infringement of, and Savers has not received any notice of any conflict with or violation or infringement of or any claimed conflict with, any asserted rights of any other Person with respect to any intellectual property or any computer software, programs, or similar systems, including, without limitation, any of such items disclosed in Section 4.20(d) of the Disclosure Schedule.

     4.21 ENVIRONMENTAL MATTERS. Except as set forth in Section 4.21 of the Disclosure Schedule:

          (a) The operations of Savers comply with all applicable Environmental Laws.

          (b) Savers has obtained all environmental, health and safety Governmental Permits necessary for its operation, and all such Governmental Permits are in good standing and Savers is in compliance with all terms and conditions of such permits.

          (c) None of Savers nor any of its Property or operations, or its past Property or operations, is subject to any on-going investigation by, order from or agreement with any Person(including without limitation any prior owner or operator of Property) respecting (i) any Environmental Law, (ii) any Remedial Action or (iii) any claim of Losses and Expenses arising from the Release or threatened Release of a Contaminant into the environment.

          (d) Savers is not subject to any judicial or administrative proceeding, order, judgment, decree or settlement alleging or addressing a violation of or liability under any Environmental Law.

          (e) Savers has not with respect to the Business of Savers:

             (i) reported a Release of a hazardous substance pursuant to Section 103(a) of CERCLA, or any state equivalent;

             (ii) filed a notice pursuant to Section 103(c) of CERCLA;

             (iii) filed notice pursuant to Section 3010 of RCRA, indicating the generation of any hazardous waste, as that term is defined under 40 CFR
        Part 261 or any state equivalent; or

             (iv) filed any notice under any applicable Environmental Law reporting a substantial violation of any applicable Environmental Law.

          (f) There is not now, nor to the best knowledge of Savers has there ever been, on or in any of its Property:

             (i) any treatment, recycling, storage or disposal of any hazardous waste, as that term is defined under 40 CFR Part 261 or any state equivalent, that requires or required a Governmental Permit pursuant to
        Section 3005 of RCRA; or

             (ii) any underground storage tank or surface impoundment or landfill or waste pile.

          (g) There is not now on or in any of its Property any polychlorinated biphenyls (PCB) used in pigments, hydraulic oils, electrical transformers or other equipment.

          (h) Savers has not received any notice or claim to the effect that it is or may be liable to any Person as a result of the Release or threatened Release of a Contaminant.

          (i) No Environmental Encumbrance has attached to any Property of Savers.

          (j) Any asbestos-containing material which is on or part of any Property of Savers is in good repair according to the current standards and practices governing such material, and its presence or condition does not violate any currently applicable Environmental Law.

     4.22 CONTRACTS. Section 4.22 of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other documents or arrangements (true and complete copies, or, if none, written descriptions, of which have been made available to SMC, together with all amendments thereto), to which Savers is a party or by which any of its Assets and Properties is or may be bound:

          (a) all employment, agency, consultation, or representation Contracts or other Contracts of any type (including, without limitation, loans or advances) with any present officer, director, employee, agent, consultant, or other similar representative of Savers (or former officer, director, employee, agent, consultant or similar representative of Savers, if there exists any present or future liability with respect to such Contract, whether now existing or contingent) (other than Contracts with consultants and similar representatives who do not receive compensation of $25,000 or more per year and other than employment or agency Contracts, not containing terms which are unduly burdensome to Savers, with agents who do not receive compensation of $25,000 or more per year), and the name, position, and rate of compensation of each such Person and the expiration date of each such Contract, as well as all sick leave, vacation, holiday, and other similar practices, procedures, and policies of Savers established or administered other than as Benefit Plans;

          (b) all Contracts with any Person containing any provision or covenant limiting the ability of Savers to engage in any line of business or to compete with or to obtain products or services from any Person or limiting the ability of any Person to compete with or to provide products or services to Savers;

          (c) all partnership, joint venture, profit-sharing, alliance or similar Contracts with any Person (other than Benefit Plans);

          (d) all Contracts relating to the borrowing of money by Savers or to the direct or indirect guarantee by Savers of any obligation for borrowed money in excess of $25,000 in the aggregate for Savers or any of its Affiliates, or any other Liability in respect of indebtedness of any other Person, including without limitation any Contract relating to the maintenance of compensating balances that are not terminable by Savers without penalty upon not more than sixty (60) calendar days' notice, any line of credit or similar facility, the payment for property, products, or services of any other Person even if such property, products, or services are not conveyed, delivered, or rendered, or the obligation to take-or-pay, keep-well, make-whole, or maintain surplus or earnings levels or perform other financial ratios or requirements; Section 4.22(d) of the Disclosure Schedule contains a true and complete list of any requirements for consents or approvals of creditors needed to consummate the transactions contemplated hereby;

          (e) all leases or subleases of real property used in Savers' business, operations, or affairs, and all other leases, subleases, or rental or use Contracts for which Savers is liable;

          (f) all Contracts relating to the future disposition or acquisition of any investment in or security of any Person or of any interest in any business enterprise (other than the disposition or acquisition of investments in the ordinary course of business and consistent with past practice);

          (g) all Contracts or arrangements (including, without limitation, those relating to the sharing or allocation of expenses, personnel, services, or facilities) between or among Savers and any of its Affiliates or any other Person who is described in Section 4.13(p);

          (h) all reinsurance, coinsurance, or other similar Contracts indicating, with respect to each such Contract, the information required to be disclosed in Schedule S of Savers' Annual Statement;

          (i) all outstanding proxies, powers of attorney, or similar delegations of authority of Savers, except for powers of attorney for the service of process pursuant to applicable insurance Laws, except as incident to participation by Savers in the insurance guaranty fund of any State wherein Savers is required or elects to participate in such fund.

          (j) all Contracts for any product, service, equipment, facility, or similar item (other than insurance and annuity Contracts issued, reinsured, or underwritten by Savers and other than reinsurance, coinsurance, and other similar Contracts) that by their respective terms do not expire or terminate or are not terminable by Savers, without penalty or other Liability, within six (6) months after December 31, 1996; and

          (k) all other Contracts (other than insurance and annuity Contracts issued, reinsured, or underwritten by Savers) that involve the payment or potential payment pursuant to the terms of such Contracts, by or to Savers of more than $10,000 individually or in the aggregate or that are otherwise material to the Business or Condition of Savers or the Surviving Corporation.

Except as set forth in Section 4.22 of the Disclosure Schedule, each of the leases, contracts and other agreements listed the Disclosure Schedule (collectively, the "Savers Agreements") constitutes a valid and binding obligation of the parties thereto and is in full force and effect and (except for those Savers Agreements which by their terms will expire or are otherwise terminated prior to the Effective Time in accordance with the provisions hereof) and will continue in full force and effect after the Effective Time, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party. Savers has fulfilled and performed its obligations under each of the Savers Agreements, and Savers is not in, or alleged to be in, breach or default under, nor is there or is there alleged to be any basis for termination of, any of the Savers Agreements, and no other party to any of the Savers Agreements has breached or defaulted thereunder, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Savers or by any such other party. Savers is not currently renegotiating any of the Savers Agreements or paying liquidated damages in lieu of performance thereunder. None of the Savers Agreements contains terms unduly burdensome to Savers or is harmful to the Business. Complete and correct copies of each of the Savers Agreements have heretofore been made available to SMC.

     4.23 INSURANCE ISSUED BY SAVERS. Except as required by Law or except as disclosed in Section 4.23 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

          (a) All insurance or annuity Contract benefits payable to Savers by any other Person that is a party to or bound by any reinsurance, coinsurance, or other similar Contract with Savers have in all material respects been paid in accordance with the terms of the insurance, annuity, and other Contracts under which they arose.

          (b) No outstanding insurance or annuity Contract issued, reinsured, or underwritten by Savers entitles the holder thereof or any other Person to receive dividends, distributions, or to share in the income of Savers or receive any other benefits based on the revenues or earnings of Savers or any other Person.

          (c) The underwriting standards utilized and ratings applied by Savers and (to the best knowledge of Savers) by any other Person that is a party to or bound by any reinsurance, coinsurance, or other similar Contract with Savers conform in all material respects to industry accepted practices and to the standards and ratings required pursuant to the terms of the respective reinsurance, coinsurance or other similar Contracts.

          (d) To the best knowledge of Savers all amounts to which Savers is entitled under reinsurance, coinsurance, or other similar Contracts (including without limitation amounts based on paid and unpaid losses) are fully collectible.

          (e) To the best knowledge of Savers, each insurance agent, at the time such agent wrote, sold, or produced business for Savers, was duly licensed as an insurance agent (for the type of business written, sold, or produced by such insurance agent) in the particular jurisdiction in which such agent wrote, sold or produced such business for Savers.

          (f) To the best knowledge of Savers, no such insurance agent violated (or with or without notice or lapse of time or both, would have violated) any term or provision of any Law or any writ, judgment, decree, injunction, or similar order applicable to the writing, sale or production of business for Savers.

          (g) The tax treatment under the Code of all insurance, annuity or investment policies, plans, or contracts; all financial products, employee benefit plans, individual retirement accounts or annuities; or any similar or related policy, contract, plan, or product, whether individual, group, or otherwise, issued or sold by Savers is and at all times has been the same or more favorable to Savers, policyholder or intended beneficiaries thereof as the tax treatment under the Code for which such contracts qualified or purported to qualify at the time of its issuance or purchase. For purposes of this Section 4.23(g), the provisions of the Code relating to the tax treatment of such contracts shall include, but not be limited to, Sections 72, 79, 89, 101, 104, 105, 106, 125, 130, 401, 402, 403, 404,
     408, 412, 415, 419, 419A, 501, 505, 817, 818, 7702, and 7702A of the Code.

          (h) There are no reinsurance, coinsurance or other similar Contracts under which Savers receives or has received surplus relief.

     4.24 THREATS OF CANCELLATION. Except as disclosed in Section 4.24 of the Disclosure Schedule, since December 31, 1995, no policyholder, group of policyholder Affiliates, or Persons writing, selling, or producing insurance business that individually or in the aggregate accounted for five percent 5% or more of the premium or annuity income of Savers for the year ended December 31, 1995, has terminated or (to the best knowledge of Savers) threatened to terminate its relationship with Savers.

     4.25 LICENSES AND PERMITS. Except as disclosed in Section 4.25 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

          (a) Savers owns or validly holds, all licenses, franchises, permits, approvals, authorizations, exemptions, classifications, certificates, registrations and similar documents or instruments that are required for its business, operations and affairs and that the failure to so own or hold has or may reasonably be expected to have a material adverse effect on its Business or Condition.

          (b) All such licenses, franchises, permits, approvals, authorizations, exemptions, classifications, certificates, registrations and similar documents or instruments are valid and in full force and effect and free of any restrictions imposed by any Person.

          (c) Savers is in compliance in all material respects with its obligations under the foregoing, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Business or Condition of Savers, and no event has occurred that allows, or after notice or lapse of time, or both, would allow, revocation or termination of any of the foregoing.

     4.26 OPERATIONS INSURANCE. Section 4.26 of the Disclosure Schedule contains a true and complete list and description of all liability, property, workers' compensation, directors and officers liability and other similar insurance Contracts that insure the business, operations, or affairs of Savers or affect or relate to the ownership, use, or operations of any of the Assets and Properties of Savers and that have been issued to Savers or any of its Affiliates (including, without limitation, the names and addresses of the insurers, the expiration dates thereof, and the annual premiums and payment terms thereof) or that are held by Savers or by any Affiliate of Savers for the benefit of the Surviving Corporation following the Effective Time. All such insurance is in full force and effect and (to the best knowledge of Savers) is with financially sound and reputable insurers and, in light of the business, operations, and affairs of Savers, is in amounts and provides coverage that are reasonable and customary for Persons in similar businesses.

     4.27 INTERCOMPANY ACCOUNTS. Except as reflected in the December 31, 1995 SAP Statement, or except as disclosed in Section 4.27 of the Disclosure Schedule, there are no accounts between Savers and any of its Affiliates, and none of its Affiliates provides or causes to be provided to Savers any products, services, equipment, facilities, or similar items. Except as disclosed in
Section 4.27 of the Disclosure Schedule, since December 31, 1995, no such intercompany accounts in excess of $10,000 have been paid or received, and all settlements of such intercompany accounts have been made, and all allocations of such intercompany expenses have been applied, in the ordinary course of business and consistent with past practice. All intercompany accounts shall be written off prior to the Effective Time and, if constituting an admitted asset, taken into account in calculating the Adjusted Capital and Surplus of Savers.

     4.28 BANK ACCOUNTS. Section 4.28 of the Disclosure Schedule contains a true and complete list of the names and locations of all banks, trust companies, securities brokers, and other financial institutions at which Savers has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship and a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the officers, employees, agents or other similar representatives of Savers transacting business with respect thereto.

     4.29 BROKERS. All negotiations relative to this Merger Agreement and the transactions contemplated hereby have been carried out by Savers directly with SMC, without the intervention of any Person on behalf of Savers in such manner as to give rise to any valid claim by any Person against SMC, Savers or the Surviving Corporation for a finder's fee, brokerage commission, or similar payment. Notwithstanding the foregoing, Savers is a party to an agreement with Daiwa Securities America, Inc., pursuant to which a fee may be owing as a result of the transaction contemplated by this Merger Agreement.

     4.30 DISCLOSURE. Neither this Merger Agreement nor any certificate furnished by Savers or Savers to SMC in connection with this Merger Agreement or the transactions contemplated hereby contains any untrue statement of a material fact by Savers or omits to state a material fact by Savers necessary to make the statements herein or therein not misleading in light of the circumstances in which they were made. There is no fact which adversely affects or in the future is likely to adversely affect the Business or Condition of Savers in any material respect which has not been set forth or referred to in this Merger Agreement or the Disclosure Schedule.

     4.31 STATE TAKEOVER STATUTES. Valid and irrevocable exemptions from the Control Share Acquisition Act (Article 9A) and the Shareholder Protection Act (Article 9) of the NCBCA exist and are applicable to all of the transactions contemplated by this Merger Agreement. No other similar laws are applicable to the Merger, this Merger Agreement or the transactions contemplated hereby.

     4.32 SENSITIVE PAYMENTS. Except as disclosed in Section 4.32 of the Disclosure Schedule, (i) to the best knowledge of Savers, Savers is not involved in any transaction or other situation with any employee, officer, director or Affiliate of Savers which may be generally characterized as a "conflict of interest", including, but not limited to, direct or indirect interests in the business of competitors, suppliers or customers of Savers, and (ii) there are no situations which involved or involves (A) the use of any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (B) the making of any direct or indirect unlawful payments to government officials or others from corporate funds or the establishment or maintenance of any unlawful or unrecorded funds, (C) the violation of any of the provisions of The Foreign Corrupt Practices Act of 1977, or any rules or regulations promulgated thereunder, (D) the receipt of any illegal discounts or rebates or any other violation of the antitrust laws or (E) any investigation by the Securities and Exchange Commission or any other federal, foreign, state or local government agency or authority.

                                   ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF SMC

     SMC hereby represents and warrants to Savers as follows:

     5.1 ORGANIZATION. SMC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Indiana and has full corporate power and authority to enter into this Merger Agreement and to perform its obligations under this Merger Agreement. SMC is duly licensed, qualified, or admitted to do business and is in good standing in all jurisdictions in which the failure to be so licensed, qualified or admitted and in good standing, individually or in the aggregate with other such failure, has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of SMC to perform its obligations under this Merger Agreement or on the Business or Condition of SMC.

     5.2 AUTHORITY. The Board of Directors of SMC has duly and validly approved this Merger Agreement and the transactions contemplated hereby. Except for the approval of the shareholders of SMC, the execution and delivery of this Merger Agreement by SMC and the performance by SMC of its obligations under this Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of SMC. This Merger Agreement constitutes a legal, valid, and binding obligation of SMC and is enforceable against SMC in accordance with its terms, except to the extent that enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to or limiting creditors' rights generally, and the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar Person before which any proceeding therefor may be brought.

     5.3 NO CONFLICTS OR VIOLATIONS. The execution and delivery of this Merger Agreement by SMC do not, and the performance by SMC of its obligations under this Merger Agreement will not:

          (a) subject to obtaining the approvals contemplated by Article X of this Merger Agreement, violate any term or provision of any Law or any writ, judgment, decree, injunction, or similar order applicable to SMC;

          (b) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, any of the terms, conditions, or provisions of the articles of incorporation or Bylaws of SMC;

          (c) except as disclosed in writing to Savers, result in the creation or imposition of any Lien upon SMC or any of its Assets and Properties that individually or in the aggregate with any other Liens has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SMC to perform its obligations under this Merger Agreement;

          (d) except as disclosed in writing to Savers, conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give to any person any right of termination, cancellation, acceleration, or modification in or with respect to, any Contract to which SMC is a party or by which any of its Assets and Properties may be bound and as to which any such conflicts, violations, breaches, defaults, or rights individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SMC to perform its obligations under this Merger Agreement; or

          (e) require SMC to obtain any consent, approval, or action of, or make any filing with or give any notice to, any Person except as contemplated in Articles X and XI of this Merger Agreement, as disclosed in writing to Savers, or those which the failure to obtain, make, or give individually or in the aggregate with other such failures has or may reasonably be expected to have no material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SMC to perform its obligations under this Merger Agreement.

     5.4 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied by SMC or SAC for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of each Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to SMC, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Savers and/or SMC, as appropriate. The Registration Statement will comply (with respect to SMC and SAC) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to SMC and SAC) as to form with the provisions of the Exchange Act.

     5.5 LITIGATION. There are no actions, suits, investigations, or proceedings pending against SMC, or (to the best knowledge of SMC) threatened against SMC, at law or in equity, in, before, or by any Person, that individually or in the aggregate have or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of SMC to perform its obligations under this Merger Agreement or on the Business and Condition of SMC.

     5.6 CAPITALIZATION. The authorized capital stock of SMC consists of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of September 30, 1996, there were issued and outstanding: 5,752,499 shares of common stock, of which 978,229, shares are in the treasury; stock options to acquire 1,292,170 shares of common stock of which options to acquire 950,395 shares of common stock were exercisable; and warrants to acquire 790,280 shares of common stock, of which warrants to acquire 786,380 shares of common stock were exercisable. 300,000 shares of Class S Convertible Cumulative Redeemable Preferred Stock ("Class S Preferred"), which are convertible into common stock, were issued, of which 160,789 are outstanding and 4,211 shares are held in treasury. All outstanding shares of capital stock of SMC have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 5.6, there are outstanding (a) no other shares of capital stock or other voting securities of SMC, (b) no securities of SMC convertible into or exchangeable for shares of capital stock or voting securities of SMC and (c) no other options or other rights to acquire from SMC, and there is no obligation of SMC to issue, any capital stock, voting securities or securities convertible into or exchangeable for, or options or warrants to purchase capital stock or voting securities of SMC (the items in clauses (a), (b) and (c) being referred to, together with the common stock, collectively as the "SMC Securities"). Except as disclosed in
Section 5.6 of the Disclosure Schedule, there are no outstanding obligations of SMC to repurchase, redeem or otherwise acquire any SMC Securities.

     5.7 BROKERS. All negotiations relative to this Merger Agreement and the transactions contemplated hereby have been carried out by SMC directly with Savers, without the intervention of any Person on behalf of SMC in such manner as to give rise to any valid claim by any Person against Savers, SMC or the Surviving Corporation for a finder's fee, brokerage commission or similar payment, except that a fee may be owing to Daiwa Securities America, Inc. pursuant to its agreement with Savers as disclosed in Section 4.29.

     5.8 DISCLOSURE. Neither this Merger Agreement nor any certificate furnished by SMC to Savers in connection with this Merger Agreement or the transactions contemplated hereby contains any untrue statement by SMC of material fact or omits to state a material fact by SMC necessary to make the statements herein or therein not misleading in light of the circumstances in which they were made.

                                   ARTICLE VI

                  REPRESENTATIONS AND WARRANTIES REGARDING SAC

     SMC and SAC jointly and severally represent and warrant to Savers as follows:.

     6.1 ORGANIZATION AND STANDING. SAC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina and has full corporate power and authority to enter into this Merger Agreement and to perform its obligations under this Merger Agreement. SAC was organized solely for the purpose of acquiring Savers and engaging in the transactions contemplated by this Merger Agreement and has not engaged in any business since it was incorporated which is not in connection with the acquisition of Savers and this Merger Agreement.

     6.2 CAPITAL STRUCTURE. The authorized capital stock of SAC consists of 1,000 shares of common stock, no par value per share, all of which are validly issued and outstanding, fully paid and nonassessable and are owned by SMC free and clear of all Liens, claims and encumbrances.

     6.3 AUTHORITY. The Board of Directors of SAC has duly and validly approved this Merger Agreement and the transactions contemplated hereby. The execution and delivery of this Merger Agreement by SAC and the performance by SAC of its obligations under this Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of SAC except stockholder approval. This Merger Agreement constitutes a legal, valid and binding obligation of SAC and is enforceable against SAC in accordance with its terms, except to the extent that enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar Laws now or hereafter in effect relating to or limiting creditors' rights generally, and the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar Person before which any proceeding therefor may be brought.

     6.4 NO CONFLICTS OR VIOLATIONS. The execution and delivery of this Merger Agreement by SAC do not, and the performance by SAC of its obligations under this Merger Agreement will not:

          (a) subject to obtaining the approvals contemplated by Articles X and XI of this Merger Agreement, violate any term or provision of any Law or any writ, judgment, decree, injunction, or similar order applicable to SAC;

          (b) violate any term or provision of any Law or any writ, judgment, decree, injunction, or similar order applicable to SAC;

          (c) except as disclosed in writing to Savers, result in the creation or imposition of any Lien upon SAC or any of its Assets and Properties that individually or in the aggregate with any other Liens has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SAC to perform its obligations under this Merger Agreement;

          (d) except as disclosed in writing to Savers, conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give to any person any right of termination, cancellation, acceleration or modification in or with respect to, any Contract to which SAC is a party or by which any of its Assets and Properties may be bound and as to which any such conflicts, violations, breaches, defaults or rights, individually or in the aggregate, have or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SAC to perform its obligations under this Merger Agreement; or

          (e) require SAC to obtain any consent, approval, or action of, or make any filing with or give any notice to, any Person except as contemplated in Articles X and XI of this Merger Agreement, as disclosed in writing to Savers, or those which the failure to obtain, make, or give individually or in the aggregate with other such failures has or may reasonably be expected to have no material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SAC to perform its obligations under this Merger Agreement.

                                  ARTICLE VII

                              COVENANTS OF SAVERS

     Savers covenants and agrees with SMC and SAC that, at all times before the Effective Time, Savers will comply with all of the covenants and provisions of this Article VII, except to the extent SMC may otherwise consent in writing or to the extent otherwise required or permitted by this Merger Agreement.

     7.1 CONDUCT OF BUSINESS. Savers will conduct its business only in the ordinary course and consistent with past practices. Without limiting the generality of the foregoing:

          (a) Savers will use all commercially reasonable efforts to (i) preserve intact Savers' present business organization, reputation, and policyholder relations; (ii) keep available the services of Savers' present officers, directors, employees, agents, consultants, and other similar representatives; (iii) maintain all licenses, qualifications, and authorizations of Savers to do business in each jurisdiction in which it is so licensed, qualified, or authorized; (iv) maintain in full force and effect all Contracts, documents, and arrangements referred to in Section
     4.22 hereof, (v) maintain all Assets and Properties of Savers in good working order and condition, ordinary wear and tear excepted and (vi) continue all current marketing and selling activities relating to the business, operations or affairs of Savers.

          (b) Savers will cause the Books and Records of Savers to be maintained in the usual manner and consistent with past practices and will not permit a material change in any underwriting, investment, actuarial, financial reporting, or accounting practices or policies of Savers or in any assumption underlying such practices or policies, or in any method of calculating any bad debt, contingency, or other reserve for financial reporting purposes or for other accounting purposes (including, without limitation, any practice, policy, assumption, or method relating to or affecting the determination of Savers' investment income, reserves or other similar amounts, or operating ratios with respect to expenses, losses, or lapses).

          (c) Savers will: (i) properly prepare and duly and timely file all reports and all Tax Returns required to be filed with any governmental or regulatory authorities with respect to the business, operations, or affairs of Savers; and (ii) duly and fully pay all Taxes indicated by such Tax Returns or otherwise levied or assessed upon Savers or any of its Assets and Properties and withhold or collect and pay to the proper taxing authorities or hold in separate bank accounts for such payment all Taxes that Savers is required to so withhold or collect and pay, unless such Taxes are being contested in good faith and, if appropriate, reasonable reserves therefor have been established and reflected in the Books and Records of Savers in accordance with GAAP and SAP.

          (d) Savers will: (i) cause all reserves and other similar amounts with respect to insurance and annuity Contracts established or reflected in Savers' Books and Records to be (A) established and reflected on a basis consistent with those reserves and other similar amounts and reserving methods followed by Savers at December 31, 1995 and (B) good, sufficient and adequate (under generally accepted actuarial principles consistently applied) to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, losses, claims, expenses, and other Liabilities of Savers under all insurance and annuity Contracts pursuant to which Savers has or will have any Liability (including, without limitation, any Liability arising under or as a result of any reinsurance, coinsurance, or other similar Contract); and (ii) continue to own assets that qualify as legal reserve assets under all applicable insurance Laws in an amount at least equal to the required reserves of Savers and other similar amounts.

          (e) Savers will use all commercially reasonable efforts to maintain in full force and effect substantially the same levels of coverage as the insurance afforded under the Contracts listed in Section 4.26 of the Disclosure Schedule. Any and all benefits under such Contracts paid or payable (whether before or after the effective date of this Merger Agreement) with respect to the business, operations, affairs, or Assets and Properties of Savers will be paid to Savers.

          (f) Savers will continue to comply, in all material respects, with all Laws applicable to its business, operations, or affairs.

          (g) Savers will determine its Adjusted Capital and Surplus consistent with past practices for determining capital and surplus on its SAP Statements for any interim period and will not take any actions the effect of which may be to cause the Adjusted Capital and Surplus of the Surviving Corporation to be less than $7,390,000 immediately after the Effective Time less all amounts paid by Savers pursuant to Section 2.5(d).

          (h) Savers will not enter into any reinsurance Contracts (whether as the ceding company or the assuming company).

     7.2 FINANCIAL STATEMENTS AND REPORTS. (a) As promptly as practicable after December 31, 1996, Savers will deliver to SMC a true and complete copy of the SAP Statement filed by Savers for the year ended December 31, 1996, and for each quarter thereafter until the Effective Time, prepared in accordance with SAP and which shall present fairly the financial condition, the Assets and Properties, and the Liabilities of Savers as of the date thereof and the results of operations, changes in the capital and surplus account and cash flows of Savers for and during each of the periods covered thereby.

          (b) Savers will promptly deliver to SMC audited financial statements for the year ended December 31, 1996, and for each quarter thereafter until the Effective Time unaudited financial statements, prepared in accordance with GAAP which shall present fairly the financial condition, the Assets and Properties, and the Liabilities of Savers as of the date thereof and the results of operations, changes in shareholders' equity and cash flows of Savers for and during each of the periods covered thereby. Such audited statements shall be delivered by February 28, 1997, and such unaudited statements shall be delivered within thirty-five (35) days after the date of the end of any such quarter.

          (c) As promptly as practicable, Savers will deliver to SMC a true and complete copy of unaudited financial statements for the month ended November 30, 1996, and for each month thereafter until the Effective Time, prepared in accordance with SAP which shall present fairly the financial condition, the Assets and Properties and the Liabilities of Savers as of the date thereof and the results of operations, changes in the capital and surplus account and cash flows of Savers for and during each of the periods covered thereby.

     7.3 INVESTMENTS. Savers will invest its future cash flow, any cash from matured and maturing investments, any cash proceeds from the sale of its Assets and Properties and any cash funds currently held by Savers, exclusively in cash equivalent assets, short-term investments or fixed maturity securities (all of which permissible investments shall consist only of United States government issued or guaranteed securities, commercial paper rated A-I or PI, or bonds currently rated NAIC 1 or 2 by the Standard Valuation office, except as otherwise required by Law or except as required to provide cash (in the ordinary course of business and consistent with past practice) to meet Savers' reasonably anticipated current obligations or except as consented to or required by SMC. Savers will take such steps as are necessary to ensure that such investment Assets that are classified as Non-Admitted Assets under SAP or by the applicable insurance regulatory authorities for Savers, do not at any time exceed the respective amounts of Non-Admitted assets for Savers as of December 31, 1995.

     7.4 EMPLOYEE MATTERS. Except as may be required by Law or as disclosed in
Section 7.4 of the Disclosure Schedule, or except for such representations, promises, changes, alterations, or amendments that do not and will not result in any Liability to Savers or SMC, Savers will refrain from directly or indirectly:

          (a) making any representation or promise, oral or written, to any officer, director, employee, agent, consultant or other similar representative of Savers concerning any Benefit Plan;

          (b) making any change to, or amending in any way, the Contracts, salaries, wages, or other compensation of any officer, director, employee, agent, consultant or other similar representative of Savers whose annual compensation exceeds $25,000, other than routine changes or amendments that
     (a) are made in the ordinary course of business and consistent with past practices, (b) do not and will not result in increases of more than five percent (5%) in the salary, wages or other compensation of any such Person and (c) do not and will not exceed, in the aggregate, five percent (5%) of the total salaries, wages and other compensation of all employees of Savers;

          (c) adopting, entering into, amending, altering or terminating, partially or completely, any Benefit Plan;

          (d) adopting, entering into, amending, altering or terminating, partially or completely, any employment, agency, consultation, or representation Contract that is, or had it been in existence on the effective date of this Merger Agreement would have been, required to be disclosed in Section 4.22(a) of the Disclosure Schedule;

          (e) approving any general or company-wide pay increases for officers, directors, employees, agents, consultants, or other similar representatives of Savers; or

          (f) entering into any Contract with any officer, director, employee, agent, consultant, or other similar representative of Savers that is not terminable by Savers, without penalty or other Liability, upon not more than sixty (60) calendar days' notice.

     7.5 NO CHARTER AMENDMENTS. Savers will not amend its Articles of Incorporation or Bylaws and will refrain from taking any action with respect to any such amendment.

     7.6 NO ISSUANCE OF SECURITIES. Except upon the exercise of stock options outstanding at the date hereof, Savers will refrain from authorizing or issuing any shares of capital stock or other equity securities of Savers, or from entering into any Contract or granting any option, warrant, or right calling for the authorization or issuance of any such shares or other equity securities, or creating or issuing any securities directly or indirectly convertible into or exchangeable for any such shares or other equity securities or issuing any options, warrants or rights to purchase any such convertible securities.

     7.7 NO DIVIDENDS. Except for dividends and distributions which have been approved in writing by SMC and for which any required regulatory approvals have been received, Savers will refrain from declaring, setting aside or paying any dividend or other distribution in respect of its capital stock and from directly or indirectly redeeming, purchasing, or otherwise acquiring any of its capital stock or any interest in or right to acquire any such stock.

     7.8 NO DISPOSAL OF PROPERTY. Except as set forth in Section 7.8 of the Disclosure Schedule or as expressly provided in this Merger Agreement, Savers will not (a) dispose of any of its Assets and Properties or permit any of its Assets and Properties to be subjected to any Liens, except to the extent any such disposition or any such Lien is made or incurred in the ordinary course of the business and consistent with past practices, (b) sell any part of its insurance products, operations or business to any third party (other than sales of insurance products in the ordinary course of business consistent with past practices pursuant to Section 7.1(a)), (c) enter into any Contracts obligating Savers to administer the insurance operations of any Person other than any Affiliate, (d) enter into any Contracts permitting any Person other than any Affiliate of Savers to administer Savers' insurance operations or (e) enter into or assume any Contract, if doing so could involve a loss, cost, expense or commitment in excess of $10,000 unless in the ordinary course of business and consistent with past practices.

     7.9 NO BREACH OR DEFAULT. Savers will not violate or breach, and will not take or fail to take any action that (with or without notice or lapse of time or both) would constitute a violation, breach or default in any way under any term or provision of any Contract to which it is a party or by which any of its Assets and Properties is or may be bound.

     7.10 NO INDEBTEDNESS. Savers will not create, incur, assume, guarantee or otherwise become liable for, and will not cancel, pay, agree to cancel or pay, or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to, any Liability, and will not waive any right to receive any direct or indirect payment or other benefit under any Liability owing to it.

     7.11 NO ACQUISITIONS. Savers will not (a) merge, consolidate or otherwise combine or agree to merge, consolidate or otherwise combine with any other Person, (b) acquire or agree to acquire blocks of business of, or all or substantially all the Assets and Properties or capital stock or other equity securities of any other Person or (c) otherwise acquire or agree to acquire control or ownership of any other Person.

     7.12 INTERCOMPANY LIABILITIES. At least five Business Days before the Effective Time, Savers will deliver to SMC a true and complete list and description of all Liabilities between Savers and any Affiliate of Savers to be outstanding at the Effective Time. Savers will not enter into any Contract or, except as required by any Contract disclosed in Section 4.22(g) of the Disclosure Schedule, engage in any transaction with any of its Affiliates.

     7.13 TAX MATTERS. Savers will refrain (a) from making, filing or entering into any election, consent or agreement described in Section 4.15(e) or Section 4.15(f) with respect to Savers or any of its Assets and Properties and (b) from amending or cancelling any reinsurance or coinsurance Contract.

     7.14 NOTICE AND CURE. Savers will notify SMC promptly in writing of, and contemporaneously will provide SMC with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Effective Time, any event, transaction or circumstance occurring after the date of this Merger Agreement that causes or will cause any covenant or agreement of Savers under this Merger Agreement to be breached, or that renders or will render untrue any representation or warranty of Savers contained in this Merger Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Savers also will use all commercially reasonable efforts to cure, before the Effective Time, any violation or breach of any representation, warranty, covenant or agreement made by it in this Merger Agreement, whether occurring or arising before or after the date of this Merger Agreement.

                                  ARTICLE VIII

                                COVENANTS OF SMC

     SMC covenants and agrees with Savers that, at all times before the Effective Time, SMC will comply with all covenants and provisions of this
Article VIII, except to the extent Savers may otherwise consent in writing or to the extent otherwise required or permitted by this Merger Agreement.

     8.1 NOTICE AND CURE. SMC will notify Savers promptly in writing of, and contemporaneously will provide Savers with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Effective Time, any event, transaction or circumstance occurring after the date of this Merger Agreement that causes or will cause any covenant or agreement of SMC under this Merger Agreement to be breached, or that renders or will render untrue any representation or warranty of SMC contained in this Merger Agreement as if the same were made on or as of the date of such event, transaction or circumstance. SMC also will use all commercially reasonable efforts to cure, before the Effective Time, any violation or breach of any representation, warranty, covenant or agreement made by it in this Merger Agreement, whether occurring or arising before or after the date of this Merger Agreement.

     8.2 FORM A FILING. Within thirty (30) days of the execution of this Merger Agreement, SMC will file a Form A with the North Carolina Department of Insurance relating to the proposed Merger.

     8.3 JERRY STOLTZ TO BE APPOINTED A DIRECTOR. Immediately following the Effective Time, Jerry D. Stoltz, Sr., shall be appointed to the Board of Directors of SMC.

     8.4 ELECTION OF COMMON STOCK PERFORMANCE PREMIUM PAYMENT. SMC will exert its best efforts to assure that any shares of SMC Common Stock issued to the former holders of Savers Common Stock as payment of the Performance Premium provided for in Article III will be received on a tax-free basis.

                                   ARTICLE IX

                             ADDITIONAL AGREEMENTS

     9.1 STOCKHOLDER APPROVAL. (a) Savers shall call a meeting of its stockholders (the "Savers Stockholder Meeting") for the purpose of voting upon the Merger and shall use its best efforts to obtain stockholder approval of the Merger. The Savers Stockholder Meeting shall beheld as soon as practicable following the date upon which the Registration Statement becomes effective, and Savers will, through its Board of Directors, recommend to its stockholders the approval of the Merger and not rescind its declaration that the Merger is advisable. At the Savers Stockholder Meeting, all shares of Savers Common Stock held by Freeman E. Broadwell, Jr., Harmon J. King, Jr., Arthur H. Little, James
P. Marsh, Ted Y. Matney, Theophilus H. Pitt, Jr., William C. Rogers, Sr., Joseph
H. Sherrill, Jr., Jerry D. Stoltz, Sr., William G. White, Jr., Jerry E. Francis and Patricia G. Landy shall be voted in favor of this Merger Agreement. The vote required for the adoption of this Merger Agreement shall be the affirmative vote of the holders of a majority of the outstanding shares of Savers Common Stock as required by the NCBCA. None of Freeman E. Broadwell, Jr., Harmon J. King, Jr., Arthur H. Little, James P. Marsh, Ted Y. Matney, Theophilus H. Pitt, Jr., William C. Rogers, Sr., Joseph H. Sherrill, Jr., Jerry D. Stoltz, Sr., William
G. White, Jr., Jerry E. Francis and Patricia G. Landy shall, prior to the Effective Time, sell, transfer, assign or otherwise dispose of any shares of Savers Common Stock.

          (b) SMC shall promptly call a meeting of its stockholders (the "SMC Stockholder Meeting" and, together with Savers Stockholder Meeting, the "Stockholder Meetings") for the purpose of voting upon the issuance of SMC Common Stock in connection with the Merger and shall use its best efforts to obtain stockholder approval of such issuance. The SMC Stockholder Meeting shall be on the date of Savers Stockholder Meeting or, if such date is not practicable, on the closest date practicable.

     9.2 REGISTRATION STATEMENT AND PROXY STATEMENT. SMC shall prepare and file with the SEC as soon as practicable the Registration Statement and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable. Savers and SMC shall prepare and file with the SEC as soon as practicable the Proxy Statement. SMC shall also take any action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of the SMC Common Stock pursuant to the Merger. Savers shall furnish SMC all information concerning Savers and the holders of Savers Common Stock required for use in the Registration Statement, and Savers shall take such other actions as SMC may reasonably request in connection with the preparation of such Registration Statement and the actions to be taken by SMC pursuant to this Section 9.2. Savers and SMC shall each furnish to the other all information concerning itself and its subsidiaries required for use in the Proxy Statement, and shall take such other action as the other party may reasonably request in connection with the preparation of the Proxy Statement.

     9.3 STOCK EXCHANGE LISTING. SMC shall use its best efforts to list on the NASDAQ National Market, upon official notice of issuance, the shares of SMC Common Stock to be issued in connection with the Merger.

     9.4 REASONABLE EFFORTS. Upon the terms and subject to the conditions set forth in this Merger Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Merger Agreement, including (a) obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and making of all necessary registrations and filings and taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity, including but not limited to any filing under the Improvements Act and any required approvals of the insurance regulatory authorities in the State of North Carolina and the State of Indiana, (b) obtaining of all necessary consents, approvals or waivers from third parties, (c) defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Merger Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (d) providing such other information and communications to such Governmental Entities as the other party or such Governmental Entities may reasonably request, (e) cooperate with the other party in obtaining, as promptly as practicable, all actions of Governmental Entities referred to above and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Merger Agreement. Notwithstanding anything to the contrary in this Section 9.4, Savers shall not commit to any divestiture transaction without SMC's prior consent.

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

     9.5 STATE TAKEOVER LAWS. If any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, the members of the Board of Directors of Savers shall use their best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of such statute or regulations on the transactions contemplated hereby.

     9.6 IMPROVEMENTS ACT FILINGS. SMC and Savers shall promptly, if required, make their respective filings, and shall thereafter promptly make any required submissions, under the Improvements Act with respect to the Merger. Each of SMC, SAC and Savers will use its best efforts to cause the satisfaction of the waiting period under the Improvements Act. SMC and Savers will furnish to each other such necessary information and reasonable assistance as may be requested in connection with their respective preparation of necessary filings or submissions to any governmental agency, including, without limitation, any filings necessary under the provisions of the Improvements Act. Savers and SMC will supply each other with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between either of them or their respective representatives and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other governmental agency or authority or members of their respective staffs with respect to this Merger Agreement or the transactions contemplated hereby.

     9.7 FINANCIAL STATEMENTS. Savers shall use reasonable efforts to assist SMC in obtaining the services of D.E. Gatewood and Company and any required consent to the use of their report regarding audited financial statements of Savers as of the Effective Time in such form that they can be used in connection with SMC's required filings with the Securities and Exchange Commission. The fees and expenses of D.E. Gatewood and Company and all other costs and expenses associated with the preparation of such audited financial statements shall be paid by Savers.

     9.8 CERTAIN NOTICES. Each party shall give prompt written notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of Savers contained in this Merger Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or that will result in the failure to satisfy any of the conditions specified in Articles X, XI or XII and
(ii) any failure of Savers or SMC, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under any other agreement or instrument contemplated hereby.

                                   ARTICLE X

                           CONDITIONS OF BOTH PARTIES

     The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     10.1 STOCKHOLDER APPROVAL. The Merger shall have been approved by the requisite vote of the holders of Savers Common Stock, and the issuance of shares of SMC Common Stock in connection with the Merger shall have been approved by the requisite vote of the holders of SMC Common Stock.

     10.2 NASDAQ LISTING. The SMC Common Stock issuable in the Merger shall have been authorized for listing on the NASDAQ National Market, upon official notice of issuance.

     10.3 REGULATORY APPROVALS. All regulatory approvals necessary to consummation of the Merger shall have been obtained or relevant waiting periods shall have expired.

     10.4 REGISTRATION STATEMENT. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect. All necessary state securities or "Blue Sky" authorizations shall have been received.

                                   ARTICLE XI

                    CONDITIONS TO OBLIGATIONS OF SMC AND SAC

     The obligations of SMC and SAC hereunder are subject to the fulfillment, at or before the Effective Time, of each of the following conditions (all or any of which may be waived in whole or in part by SMC):

     11.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Savers in this Merger Agreement and the statements of Savers contained in the Disclosure Schedule shall be true as of the effective date of this Merger Agreement, the certifications given pursuant to Section 11.3 shall be true as of the date given, and all of such representations, warranties, certifications and statements shall be true at the Effective Time as though such representations, warranties, certifications and statements were made at the Effective Time.

     11.2 PERFORMANCE. Savers shall have performed and complied with all agreements, covenants, obligations, and conditions required by this Merger Agreement to be so performed or complied with by Savers at or before the Effective Time.

     11.3 CERTIFICATES OF OFFICER OF SAVERS. Savers shall have delivered to SMC a certificate, dated the Effective Time in the form of Exhibit C hereto and executed by the chief executive officer or chief financial officer of Savers, certifying (with respect to Savers) as to the fulfillment of the conditions set forth in Article X and this Article XI. In addition, Savers shall have delivered to SMC a certificate, dated the Effective Time and executed by the secretary or any assistant secretary of Savers, certifying that Savers has duly and validly taken all corporate action necessary to authorize its execution and delivery of this Merger Agreement and its performance of its obligations under this Merger Agreement and that the resolutions (true and complete copies of which shall be attached to the certificate) of the Board of Directors and the stockholders of Savers with respect to this Merger Agreement and the transactions contemplated hereby have been duly and validly adopted and are in full force and effect.

     11.4 NO INJUNCTION. There shall not be in effect at the Effective Time any writ, judgment, injunction, decree or similar order of any court or similar Person restraining, enjoining or otherwise preventing consummation of any of the transactions contemplated by this Merger Agreement.

     11.5 NO PROCEEDING OR LITIGATION. There shall not be instituted, pending or (to the best knowledge of SMC or Savers) threatened any action, suit, investigation, or other proceeding in, before, or by any court, governmental or regulatory authority or other Person to restrain, enjoin or otherwise prevent consummation of any of the transactions contemplated by this Merger Agreement or to recover any Damages or obtain other relief as a result of this Merger Agreement or any of the transactions contemplated hereby or as a result of any Contract entered into in connection with or as a condition precedent to the consummation hereof, which action, suit, investigation or other proceeding may, in the reasonable opinion of SMC, result in a decision, ruling or finding that individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement, on the ability of Savers or SMC to perform its respective obligations under this Merger Agreement or on the Business or Condition of SMC or Savers. There shall not be in effect at the Effective Time any voluntary or involuntary bankruptcy, receivership, conservatorship or similar proceeding with respect to Savers.

     11.6 CONSENTS, AUTHORIZATIONS, ETC. All orders, consents, permits, authorizations, approvals, and waivers of every Person disclosed pursuant to Sections 4.5 and 11.10 and necessary to permit SMC to perform its obligations under this Merger Agreement and to consummate the transactions contemplated hereby (including, without limitation, any requisite action of the insurance regulatory authorities in the State of North Carolina and the State of Indiana, in each case without the abrogation or diminishment of Savers's authority or license or the imposition of significant restrictions upon the transactions contemplated hereby) shall have been obtained and shall be in full force and effect, and Savers shall have obtained all consents, approvals, authorizations and clearances referred to in Article X, and SMC shall have received evidence satisfactory to it of the receipt of such consents, approvals, authorizations and clearances.

     11.7 NO ADVERSE CHANGE. Since December 31, 1995, there shall not have been, occurred, or arisen any change in, or any event (including, without limitation, any damage, destruction or loss, whether or not covered by insurance), condition or state of facts of any character that individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the Business or Condition of Savers.

     11.8 OPINION OF COUNSEL. Savers shall have delivered to SMC the opinion, dated the Effective Time, of Womble Carlyle Sandridge & Rice, PLLC, counsel to Savers, to the effect set forth in Exhibit D hereto.

     11.9 APPROVAL BY FLEET AND CONSECO. Fleet National Bank of Connecticut and Conseco, Inc. shall have consented to the consummation of the transactions contemplated under this Merger Agreement and one or both of them have agreed to loan SMC the sum of $4,000,000 upon terms and conditions satisfactory to SMC.

     11.10 EMPLOYMENT AGREEMENT. The Employment Agreement by and between SMC and Jerry D. Stoltz, Sr. shall have been executed and delivered in substantially the form of Exhibit G hereto.

     11.11 LOCKUP AGREEMENTS. All holders of 5% or more of Saver's issued and outstanding capital stock and each director or officer of Savers shall have executed and delivered Lockup Agreements with SMC substantially in the form of Exhibit H hereto.

     11.12 DISSENTERS' RIGHTS. Holders of not more than 5% of Savers Common Stock outstanding immediately prior to the Effective Time shall be eligible to exercise appraisal rights under Section 55-13-01, et seq., of the NCBCA.

     11.13 SMC STOCKHOLDERS APPROVAL. The Stockholders of SMC shall have approved the Merger Agreement and the issuance of SMC Common Stock.

     11.14 SAVERS ADJUSTED CAPITAL AND SURPLUS. The Adjusted Capital and Surplus of the Surviving Corporation, calculated as provided in Exhibit B hereto, shall not be less than $7,390,000 immediately after the Effective Time.

     11.15 SAVERS STOCKHOLDERS APPROVAL. The Stockholders of Savers shall have approved the Merger Agreement.

                                  ARTICLE XII

                      CONDITIONS TO OBLIGATIONS OF SAVERS

     The obligations of Savers hereunder are subject to the fulfillment, at or before the Effective Time, of each of the following conditions (all or any of which may be waived in whole or in part by Savers).

     12.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties made by SMC and SAC in this Merger Agreement shall be true as of the effective date of this Merger Agreement and shall be true at the Effective Time as though such representations and warranties were made at the Effective Time.

     12.2 PERFORMANCE. SMC and SAC shall have performed and complied with all agreements, covenants, obligations, and conditions required by this Merger Agreement to be so performed or complied with by SMC and SAC at or before the Effective Time.

     12.3 OFFICERS' CERTIFICATES. SMC shall have delivered to Savers a certificate, dated the Effective Time in the form of Exhibit E hereto and executed by the chief executive officer or the chief financial officer of SMC, certifying with respect to SMC as to the fulfillment of the conditions set forth in Article X and this Article XII. In addition, SMC shall have delivered to Savers a certificate, dated the Effective Time and executed by the secretary or any assistant secretary of SMC certifying that SMC has duly and validly taken all corporate action necessary to authorize its execution and delivery of this Merger Agreement and its performance of its obligations under this Merger Agreement and that the resolutions (true and complete copies of which shall be attached to the certificate) of the Board of Directors and the stockholders of SMC with respect to this Merger Agreement and the transactions contemplated hereby have been duly and validly adopted and are in full force and effect.

     12.4 NO INJUNCTION. There shall not be in effect at the Effective Time any writ, judgment, injunction, decree or similar order of any court or similar Person restraining, enjoining or otherwise preventing consummation of any of the transactions contemplated by this Merger Agreement.

     12.5 NO PROCEEDING OR LITIGATION. There shall not be instituted, pending or (to the best knowledge of SMC or of Savers) threatened any action, suit, investigation or other proceeding in, before, or by any court, governmental or regulatory authority or other Person to restrain, enjoin, or otherwise prevent consummation of any of the transactions contemplated by this Merger Agreement or to recover any Damages or obtain other relief as a result of this Merger Agreement or any of the transactions contemplated hereby or as a result of any Contract entered into in connection with or as a condition precedent to the consummation hereof, which action, suit, investigation or other proceeding may, in the reasonable opinion of Savers, result in a decision, ruling or finding that individually or in the aggregate has or may reasonably be expected to have a material adverse effect on the validity or enforceability of this Merger Agreement or on the ability of SMC or Savers to perform its obligations under this Merger Agreement.

     12.6 CONSENTS, AUTHORIZATIONS, ETC. All orders, consents, permits, authorizations, approvals, and waivers of every Person disclosed pursuant to
Section 4.5 and necessary to permit Savers to perform its obligations under this Merger Agreement and to consummate the transactions contemplated hereby shall have been obtained and shall be in full force and effect, and SMC shall have obtained all consents, approvals, authorizations and clearances referred to in
Article X and Section 11.6 and Savers shall have received evidence satisfactory to it of the receipt of such consents, approvals, authorizations and clearances.

     12.7 OPINION OF COUNSEL. SMC shall have delivered to Savers the opinion, dated the Effective Time, of Stephen M. Coons, counsel to SMC, to the effect set forth in Exhibit F hereto.

                                  ARTICLE XIII

                        SURVIVAL OF PROVISIONS; REMEDIES

     13.1 SURVIVAL. The representations, warranties, covenants, and agreements respectively made by Savers, SMC and SAC in this Merger Agreement, in the Disclosure Schedule or in any certificate respectively delivered by Savers, SMC or SAC pursuant hereto will survive the Merger for a period of 25 months following the Effective Time.

     13.2 AVAILABLE REMEDIES. Each party expressly agrees that, consistent with its intention and agreement to be bound by the terms of this Merger Agreement and to consummate the transactions contemplated hereby, subject only to the performance or satisfaction of precedent conditions or of precedent requirements imposed upon another party hereto, the remedy of specific performance shall be available to a non-breaching and non-defaulting party to enforce performance of this Merger Agreement by a breaching or defaulting party, including, without limitation, to require the consummation of the Merger.

                                  ARTICLE XIV

                                  TERMINATION

     14.1 TERMINATION. This Merger Agreement may be terminated, and the transaction contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after any approval by the stockholders of Savers or SMC:

          (a) by mutual written consent of SMC and Savers;

          (b) by SMC if (i) Savers shall have failed to comply in any material respect with any of its covenants or agreements contained in this Merger Agreement required to be complied with by Savers prior to the date of such termination, which failure to comply has not been cured within five Business Days following receipt by Savers of notice of such failure to comply, (ii) the stockholders of Savers shall have failed to approve the Merger at the Savers Stockholder Meeting, provided that, at the time of such termination, SMC has not breached any of its covenants set forth in Articles VIII or IX; or (iii) the stockholders of SMC shall have failed to approve the issuance of the SMC Common Stock at the SMC Stockholder Meeting provided that at the time of such termination SMC has not breached any of its covenants set forth in Articles VIII or IX.

          (c) by Savers if (i) SMC or SAC shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with by SMC or SAC prior to the date of such termination, which failure to comply has not been cured within five Business Days following receipt by SMC of notice of such failure to comply,
     (ii) the stockholders of Savers shall have failed to approve the Merger at the Savers Stockholder Meeting provided that at the time of such termination, Savers has not breached any of its covenants set forth in Articles VII or IX, or (iii) the stockholders of SMC shall have failed to approve the issuance of the SMC Common Stock at the SMC Stockholders Meeting, provided that, at the time of such termination, Savers has not breached any of its covenants set forth in Articles VII or IX.

          (d) by either SMC or Savers if (i) the Merger has not been effected on or prior to the close of business on May 30, 1997; provided, however, that the right to terminate this Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any obligation of this Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date, or (ii) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

          (e) by either SMC or Savers if there has been (i) a material breach by the other of any representation or warranty that is not qualified as to materiality or (ii) a breach by the other of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five Business Days following receipt by the breaching party of notice of the breach.

          (f) by SMC, (i) if the Board of Directors of Savers shall not have recommended, or shall have resolved not to recommend, or shall have modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable or (ii) if the Board of Directors of Savers shall have recommended, or shall have resolved to recommend, to the stockholders of Savers any takeover proposal or offer of any other Person.

     14.2 EFFECT OF TERMINATION. If this Merger Agreement is validly terminated pursuant to Section 14.1, this Merger Agreement will forthwith become null and void, and there will be no Liability on the part of Savers or SMC (or any of their respective officers, directors, employees, agents, consultants or other representatives), except that the provisions relating to confidentiality in
Section 15.5 will continue to apply following any such termination; provided, however, that notwithstanding anything in this Section to the contrary, no party electing to terminate this Merger Agreement pursuant to Section 14.1 will be relieved of any Liability for Damages that the electing party may have to the other party by reason of the electing party's breach of this Merger Agreement (or any representation, warranty, covenant or agreement included herein).

     14.3 CERTAIN PAYMENTS. Notwithstanding any provision in this Merger Agreement to the contrary, (x) if this Merger Agreement is terminated pursuant to Sections 14.1(b)(i), 14.1(c)(i) or 14.1(e) on the grounds that the other party has failed to proceed in good faith, the party terminating this Merger Agreement shall be entitled to reimbursement from the other party hereto upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of the terminating party or any of its Affiliates in connection with this Merger Agreement or the consummation of the Merger, including, but not limited to, all fees and expenses of counsel, investment banking firms, accountants, experts and consultants to the terminating party or any of its Affiliates; provided, however, that the other party hereto shall not be obligated to make payments pursuant to this clause (x) in excess of $150,000 in the aggregate; and (y)(i) if the Board of Directors of Savers fails to make a favorable recommendation or withdraws, amends or modifies its favorable recommendation to its stockholders of this Merger Agreement and the Merger and (ii) on or prior to twelve months after the event described in clause (y)(i) above, a Third Party Acquisition Event (as defined below) occurs, Savers shall promptly, but in no event later than the second Business Day following the later to occur of the events referred to in clauses (i) and (ii), pay to SMC (without prejudice to any other rights of SMC against Savers) a fee of $500,000 in cash (inclusive of expenses). In the event that Savers is obligated to make any payment under clause (y) of this paragraph, it shall be relieved of its obligations, if any, under clause (x). For purposes of clause (x) above, a refusal by any party to perform any of its obligations hereunder based upon a failure of one or more conditions to such obligations shall constitute a breach of Section 9.5 if such condition may be waived by such party and if such a wavier is unreasonably withheld by such party. A "Third Party Acquisition Event" means any of the following events: (A) any Person or group of Persons, other than SMC or its Affiliates, acquires or becomes the beneficial owner of 25% or more of the outstanding shares of Savers Common Stock; (B) any new group is formed which beneficially owns 25% or more of the outstanding shares of Savers Common Stock (other than a group which includes or may reasonably be deemed to include SMC or any of its Affiliates); (C) any Person or group of Persons (other than SMC or its Affiliates) shall have commenced a tender or exchange offer for 25% or more of the then outstanding shares of Savers Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Savers or other similar business combination involving Savers; (D) Savers enters into an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Savers or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of Savers (other than the transactions contemplated by this Merger Agreement); (E) any Person or group of Persons (other than SMC or its Affiliates) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Savers Common Stock, which, together with all shares of Savers Common Stock beneficially owned by such Person or group of Persons, results or would result in such Person or group of Persons being the beneficial owner of 25% or more of the outstanding shares of Savers Common Stock. For purposes of this Section 14.3, the terms "group" and "beneficial owner" shall be defined by reference to
Section 13(d) of the Exchange Act.

                                   ARTICLE XV

                                 MISCELLANEOUS

     15.1 NOTICES. All notices and other communications under this Merger Agreement must be in writing and will be deemed to have been duly given if delivered, telecopied or mailed, by certified mail, return receipt requested, first class postage prepaid, to the parties at the following addresses:

     If to Savers, to:

        Savers Life Insurance Company
        8064 North Point Boulevard
        Winston Salem, North Carolina 27106
        Attention: Jerry D. Stoltz, Sr., President
        Telecopy: (910) 759-3999

     With a copy to:

        Womble Carlyle Sandridge & Rice, PLLC
        200 West Second Street
        Winston Salem, North Carolina 27101
        Attention: Zeb E. Barnhardt, Jr., Esq.
        Telecopy: (910) 733-8372

     If to SMC or SAC, to:

        Standard Management Corporation
        9100 Keystone Crossing, #600
        Indianapolis, Indiana 46240
        Attention: Ronald D. Hunter, Chairman & CEO
        Telecopy: (317)574-6227

     With a copy to:

        Stephen M. Coons, Esq.
        9100 Keystone Crossing, #600
        Indianapolis, Indiana 46240
        Telecopy: (317) 574-6227

All notices and other communications required or permitted under this Merger Agreement that are addressed as provided in this Article XV will, if delivered personally, be deemed given upon delivery, will, if delivered by telecopy, be deemed delivered when confirmed and will, if delivered by mail in the manner described above, be deemed given on the third Business Day after the day it is deposited in a regular depository of the United States mail. Any party from time to time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

     15.2 ENTIRE AGREEMENT. Except for documents executed by Savers, SMC and SAC pursuant hereto, this Merger Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter of this Merger Agreement, and this Merger Agreement (including the exhibits thereto, the Disclosure Schedule and other Contracts and documents delivered in connection herewith) contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     15.3 EXPENSES. Except as otherwise expressly provided in this Merger Agreement, each of Savers, SMC and SAC will pay its own costs and expenses in connection with this Merger Agreement and the transactions contemplated hereby.

     15.4 PUBLIC ANNOUNCEMENTS. At all times at or before the Effective Time, Savers and SMC will each consult with the other before issuing or making any reports, statements, or releases to the public with respect to this Merger Agreement or the transactions contemplated hereby and will use good faith efforts to agree on the text of a joint public report, statement or release or will use good faith efforts to obtain the other party's approval of the text of any public report, statement, or release to be made solely on behalf of a party. If Savers and SMC are unable to agree on or approve any such public report, statement or release and such report, statement or release is, in the opinion of legal counsel to a party, required by Law or may be appropriate in order to discharge such party's disclosure obligations, then such party may make or issue the legally required report, statement or release. Any such report, statement, or release approved or permitted to be made pursuant to this Section 15.4 may be disclosed or otherwise provided by Savers or SMC to any Person, including without limitation to any employee or customer of either party hereto and to any governmental or regulatory authority.

     15.5 CONFIDENTIALITY. Each of Savers and SMC will hold, and will cause its respective officers, directors, employees, agents, consultants and other representatives to hold, in strict confidence, unless compelled to disclose by judicial or administrative process (including, without limitation, in connection with obtaining the necessary approval of insurance regulatory authorities) or by other requirements of Law, all confidential documents and confidential information concerning the other party furnished to it by the other party or such other party's officers, directors, employees, agents, consultants or representatives in connection with this Merger Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously lawfully known by the party receiving such documents or information, (b) in the public domain through no fault of such receiving party or (c) later acquired by the receiving party from other sources not themselves bound by, and in breach of, a confidentiality agreement. Neither Savers nor SMC will disclose or otherwise provide any such confidential documents or confidential information to any other Person, except to SMC's lenders and investors and to either party's respective auditors, actuaries, attorneys, financial advisors and other consultants and advisors who need such documents or information in connection with this Merger Agreement.

     15.6 WAIVER. Any term or condition of this Merger Agreement may be waived at any time by the party that is entitled to the benefit thereof. Such waiver must be in writing and must be executed by the chief executive officer or the chief operating officer of such party. A waiver on one occasion will not be deemed to be a waiver of the same or any other breach on a future occasion. All remedies, either under this Merger Agreement, or by Law or otherwise afforded, will be cumulative and not alternative.

     15.7 AMENDMENT. This Merger Agreement may be modified or amended only by a writing duly executed by or on behalf of Savers, SMC and SAC.

     15.8 COUNTERPARTS. This Merger Agreement may be executed simultaneously in any number of counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument.

     15.9 NO THIRD PARTY BENEFICIARY. The terms and provisions of this Merger Agreement are intended solely for the benefit of Savers and SMC, and their respective successors or assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

     15.10 GOVERNING LAW. THIS MERGER AGREEMENT WILL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NORTH CAROLINA (EXCLUSIVE OF CONFLICTS OF LAW PRINCIPLES).

     15.11 BINDING EFFECT. This Merger Agreement is binding upon and will inure to the benefit of the parties and their respective successors and assigns.

     15.12 ASSIGNMENT. Except as otherwise provided herein, this Merger Agreement or any right hereunder or part hereof may not be assigned by any party hereto without the prior written consent of the other parties hereto.

     15.13 HEADINGS, ETC. The headings used in this Merger Agreement have been inserted for convenience and do not constitute matter to be construed or interpreted in connection with this Merger Agreement.

     15.14 INVALID PROVISIONS. If any provision of this Merger Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of Savers, SMC or SAC under this Merger Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Merger Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Merger Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Merger Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

     IN WITNESS WHEREOF, this Merger Agreement has been duly executed and delivered by the parties hereto, effective as of the date first written above.

                                          STANDARD ACQUISITION CORPORATION

                                          By:      /s/ RONALD D. HUNTER
                                             -----------------------------------
                                             Name: Ronald D. Hunter
                                                  ------------------------------
                                             Title: Chairman and CEO
                                                   -----------------------------

                                          SAVERS LIFE INSURANCE COMPANY

                                          By:    /s/ JERRY D. STOLTZ, SR.
                                             -----------------------------------
                                             Name: Jerry D. Stoltz, Sr.
                                                  ------------------------------
                                             Title: President
                                                   -----------------------------

                                          STANDARD MANAGEMENT CORPORATION

                                          By:      /s/ RONALD D. HUNTER
                                             -----------------------------------
                                             Name: Ronald D. Hunter
                                                  ------------------------------
                                             Title: Chairman and CEO
                                                   -----------------------------

                                                                       EXHIBIT A

                              DEFINITIONS OF TERMS

     "ADJUSTED CAPITAL AND SURPLUS" as of any date shall mean Savers' statutory capital and surplus as of such date, adjusted pursuant to the Formula set forth on Exhibit B hereto and determined based on SAP consistently applied throughout the specified period and in the immediately prior comparable period.

     "AFFILIATE" shall mean any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Person specified.

     "ANNUAL STATEMENT" shall mean any annual statement of Savers filed with or submitted to the insurance regulatory authority in the State of North Carolina on forms prescribed or permitted by such authority.

     "ARTICLES OF MERGER" has the meaning set forth in Section 2.2.

     "ASSETS AND PROPERTIES" shall mean all assets or properties of every kind, nature, character, and description (whether real, personal, or mixed whether tangible or intangible, whether absolute, accrued, contingent, fixed, or otherwise, and wherever situated) as now operated, owned, or leased by a specified Person, including without limitation cash, cash equivalents, securities, accounts and notes receivable, real estate, equipment, furniture, fixtures, insurance or annuities in force, goodwill, and going-concern value.

     "AVERAGE TRADING PRICE" shall have the meaning set forth in Section 2.5.

     "AVR" shall mean the asset valuation reserve required to be established and maintained by Savers at any particular date, calculated in accordance with SAP.

     "BENEFIT PLANS" shall mean all Employee Pension Benefit Plans, all Employee Welfare Benefit Plans, all stock bonus, stock ownership, stock option, Merger, stock appreciation rights, phantom stock, and other stock plans (whether qualified or nonqualified), and all other pension, welfare, severance, retirement, bonus, deferred compensation, incentive compensation, insurance (whether life, accident and health, or other and whether key man, group, workers compensation, or other), profit sharing, disability, thrift, day care, legal services, leave of absence, layoff, and supplemental or excess benefit plans, and all other benefit Contracts, arrangements, or procedures having the effect of a plan, in each case existing on or before the Effective Time under which Savers is or may hereafter become obligated in any manner (including without limitation obligations to make contributions or other payments) and which cover some or all of the present or former officers, directors, employees, agents, consultants, or other similar representatives providing services to or for Savers; provided, however, that such term shall not include (a) routine employment policies and procedures developed and applied in the ordinary course of business and consistent with past practice, including without limitation sick leave, vacation, and holiday policies, and (b) directors and officers liability insurance.

     "BOOKS AND RECORDS" shall mean all accounting, financial reporting, Tax, business, marketing, corporate, and other files, documents, instruments, papers, books, and records of a specified Person, including without limitation financial statements, budgets, projections, ledgers, journals, deeds, titles, policies, manuals, minute books, stock certificates and books, stock transfer ledgers, Contracts, franchises, permits, agency lists, policyholder lists, supplier lists, reports, computer files, retrieval programs, operating data or plans, and environmental studies or plans.

     "BUSINESS DAY" shall mean a day other than Saturday, Sunday, or any day on which the principal commercial banks located in the City of Indianapolis are authorized or obligated to close under the Laws of the State of Indiana.

     "BUSINESS OR CONDITION" shall mean the organization, existence, authority, capitalization, business, licenses, condition (financial or otherwise), cash flow, management, sales force, solvency, prospects, SAP and GAAP results of operations, insurance or annuities in force, SAP capital and surplus, Mandatory Securities Valuation Reserve, Liabilities, or Assets and Properties of a specified Person.

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec.sec. 9601 et seq., any amendments thereto, any successor statutes, and any regulations promulgated thereunder.

     "CERTIFICATE" has the meaning set forth in Section 2.8.

     "CLAIM NOTICE" has the meaning set forth in Section 3.9.

     "CLASS S PREFERRED" has the meaning set forth in Section 5.6.

     "CLOSING" has the meaning set forth in Section 2.18.

     "CODE" shall mean the Internal Revenue Code of 1986, as amended (including without limitation any successor code), and the rules and regulations promulgated thereunder.

     "CONSTITUENT CORPORATIONS" has the meaning set forth in the Preamble.

     "CONTAMINANT" means any waste, pollutant, hazardous or toxic substance or waste, petroleum, petroleum-based substance or waste, special waste, or any constituent of any such substance or waste.

     "CONTINGENT PAYMENT COMMITTEE" has the meaning set forth in Section 3.8.

     "CONTRACT" shall mean any agreement, lease, sublease, license, sublicense, promissory note, evidence of indebtedness, insurance policy, annuity, reinsurance agreement, reinsurance treaty, or other contract or commitment (whether written or oral).

     "DAMAGES" shall mean any and all monetary damages, Liabilities, fines, fees, penalties, interest obligations, deficiencies, losses, and expenses (including without limitation punitive, treble, or other exemplary or extra contractual damages, amounts paid in settlement, interest, court costs, costs of investigation, fees and expenses of attorneys, accountants, actuaries, and other experts, and other expenses of litigation or of any claim, default, or assessment).

     "DISCLOSURE SCHEDULE" shall mean the bound record, dated the effective date of the Merger Agreement, furnished by Savers to SMC, and containing all lists, descriptions, exceptions, and other information and materials as are required to be included therein pursuant to the Merger Agreement.

     "DISSENTING SHARES" has the meaning set forth in Section 2.14.

     "EFFECTIVE TIME" has the meaning set forth in Section 2.2.

     "ELECTION" has the meaning set forth in Section 2.7.

     "ELECTION DATE" has the meaning set forth in Section 2.7.

     "EMPLOYEE PENSION BENEFIT PLAN" shall mean each employee pension benefit plan (whether or not insured), as defined in Section 3(2) of ERISA, which is or was in existence on or before the Effective Time and to which Savers is or may hereafter become obligated in any manner as an employer.

     "EMPLOYEE WELFARE BENEFIT PLAN" shall mean each employee welfare benefit plan (whether or not insured), as defined in Section 3(1) of ERISA, which is or was in existence on or before the Effective Time and to which Savers is or may hereafter become obligated in any manner as an employer.

     "ENVIRONMENTAL ENCUMBRANCE" means an Encumbrance in favor of any Governmental Body for (i) any liability under any Environmental Law, or (ii) damages arising from, or costs incurred by such Governmental Body in response to, a Release or threatened Release of a Contaminant into the environment.

     "ENVIRONMENTAL LAW" means all Requirements of Laws derived from or relating to all federal, state and local laws or regulations relating to or addressing the environment, health or safety, including but not limited to CERCLA, OSHA and RCRA and any state equivalent thereof.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended (including without limitation any successor act), and the rules and regulations promulgated thereunder.

     "ERISA AFFILIATE" shall mean any Person under common control (as defined in Section 414 of the Code) with Savers.

     "EXCESS SHARES" has the meaning set forth in Section 2.10.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).

     "EXCHANGE AGENT" has the meaning set forth in Section 2.8.

     "EXCHANGE FUND" has the meaning set forth in Section 2.8.

     "EXPENSES" means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including, without limitation, court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals).

     "FINANCIAL STATEMENTS" has the meaning set forth in Section 4.11.

     "FORM OF ELECTION" has the meaning set forth in Section 2.7.

     "FORMULA" shall have the meaning set forth in Exhibit B.

     "FRACTIONAL SECURITIES FUND" shall have the meaning set forth in Section 2.10.

     "GAAP" shall mean generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

     "GOVERNMENTAL ENTITY" means any foreign, federal, state, local or other governmental authority or regulatory entity.

     "GOVERNMENTAL PERMITS" means Seller owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from a Governmental Body.

     "IMPROVEMENTS ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     "IMR" shall mean the interest maintenance reserve required to be established and maintained by Savers at any particular date, calculated in accordance with SAP.

     "IRS" shall mean the United States Internal Revenue Service or any successor agency.

     "LAW OR LAWS" shall mean all laws, statutes, ordinances, regulations, and other pronouncements having the effect of law in the United States of America, any foreign country, or any domestic or foreign state, province, commonwealth, city, country, municipality, territory, protectorate, possession, court, tribunal, agency, government, department, commission, arbitrator, board, bureau, or instrumentality thereof.

     "LIABILITY OF LIABILITIES" shall mean all debts, obligations, and other liabilities of a Person (whether absolute, accrued, contingent, fixed, or otherwise, or whether due or to become due).

     "LIEN" shall mean any mortgage, pledge, assessment, security interest, lease, sublease, lien, adverse claim, levy, charge, or other encumbrance of any kind, or any conditional sale Contract, title retention Contract, or other Contract to give or to refrain from giving any of the foregoing.

     "LOSSES" has the meaning set forth in Section 3.9.

     "MERGER AGREEMENT" shall mean this Merger Agreement, together with the exhibits and the Disclosure Schedule attached hereto, and the Contracts and other documents to be executed and delivered by Savers pursuant hereto.

     "NAIC" shall mean the National Association of Insurance Commissioners.

     "NCBCA" has the meaning set forth in Section 2.1.

     "NON-ADMITTED ASSETS" shall mean any assets of the Company required to be reported as "assets not admitted" on Exhibit 13 of any Annual Statement or Quarterly Statement filed by Savers.

     "OSHA" means the Occupational Safety and Health Act, 29 U.S.C. sec.sec. 651 et seq., any amendment thereto, any successor statute, and any regulations promulgated thereunder.

     "OWNED REAL PROPERTY" has the meaning set forth in Section 4.20.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation established under ERISA.

     "PERFORMANCE PREMIUM" means either the 1997 Performance Premium or the 1998 Performance Premium or both.

     "PERSON" means any natural person, corporation, general partnership, limited partnership, proprietorship, trust, union, association, court, tribunal, agency, government department, commission, self-regulatory organization, arbitrator, board, bureau, instrumentality, or other entity, enterprise, authority, or business organization.

     "PROXY STATEMENT" has the meaning set forth in Section 4.9.

     "QUARTERLY STATEMENT" shall mean any quarterly statement of Savers filed with or submitted to the insurance regulatory authority in the State of North Carolina on forms prescribed or permitted by such authority.

     "RCRA" means the Resource Conservation and Recovery Act, 42 U.S.C. sec.sec. 6901 et seq., and any successor statute, and any regulations promulgated thereunder.

     "RECORD HOLDER" has the meaning set forth in Article III.

     "REGISTRATION STATEMENT" has the meaning set forth in Section 4.9.

     "RELEASE" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the indoor or outdoor environment or into or out of any Property of Savers, including the movement of Contaminants through or in the air, soil, surface water, groundwater or Property of Savers.

     "REQUIREMENTS OF LAW" means any foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body (including, without limitation, those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) or common law.

     "SAC" has the meaning set forth in the Preamble.

     "SAP" shall mean the accounting practices required or permitted by the National Association of Insurance Commissioners and the insurance regulatory authority in the State of North Carolina, consistently applied throughout the specified period and in the immediately prior comparable period.

     "SAP STATEMENTS" shall mean the Annual Statements, Quarterly Statements, and other financial statements and presentations of Savers prepared in accordance with SAP and delivered to SMC pursuant to of Sections 4.7, 4.11 and 7.2.

     "SAVERS" has the meaning set forth in the Preamble.

     "SAVERS AGREEMENT" has the meaning set forth in Section 4.22

     "SAVERS COMMON STOCK" shall have the meaning ascribed to it in this Merger Agreement.

     "SAVERS STOCKHOLDERS MEETING" has the meaning as set forth in Section 9.1.

     "SAVERS STOCK OPTION" has the meaning set forth in Section 9.4.

     "SEC" shall mean the Securities and Exchange Commission.

     "SECURITIES ACT" means the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder).

     "SMC" shall mean Standard Management Corporation.

     "SMC COMMON STOCK" shall have the meaning ascribed to it in the Preamble of this Merger Agreement.

     "SMC SECURITIES" has the meaning set forth in Section 5.6.

     "SMC STOCKHOLDERS MEETING" has the meaning set forth in Section 9.1.

     "STANDARD VALUATION OFFICE" shall mean the financial instruments rating entity for the NAIC.

     "STOCKHOLDER MEETINGS" has the meaning set forth in Section 9.1.

     "SURVIVING CORPORATION" has the meaning set forth in Section 2.1.

     "TAXES" shall mean all taxes, charges, fees, levies, or other similar assessments or Liabilities, including without limitation income, gross receipts, ad valorem, premium, excise, real property, personal property, windfall profit, sales, use, transfer, licensing, withholding, employment, payroll, Phase III, and franchise taxes imposed by the United States of America or any state, local, or foreign government, or any subdivision agency, or other similar Person of the United States or any such government; and such term shall include any interest, fines, penalties, assessments, or additions to tax resulting from, attributable to, or incurred in connection with any such tax or any contest or dispute thereof.

     "TAX RETURNS" shall mean any report, return, or other information required to be supplied to a taxing authority in connection with Taxes.

     "THIRD PARTY ACQUISITION EVENT" has the meaning set forth in Section 14.3.

     "THIRD PARTY CLAIM" has the meaning set forth in Section 3.9.

     "WORK PAPERS" shall mean all summaries, calculations, compilations and similar written documentation derived from the accounts of Savers and used or prepared by accountants in the process of computing Adjusted Capital and Surplus.

     "1997 STATUTORY NET INCOME" has the meaning set forth in Section 3.1.

     "1997 REQUIRED RETURN" has the meaning set forth in Section 3.1.

     "1997 PERFORMANCE PREMIUM" has the meaning set forth in Section 3.1.

     "1998 STATUTORY NET INCOME" has the meaning set forth in Section 3.2.

     "1998 REQUIRED RETURN" has the meaning set forth in Section 3.2.

     "1998 PERFORMANCE PREMIUM" has the meaning set forth in Section 3.2.

                                   AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER

     AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of February 17, 1997, among STANDARD MANAGEMENT CORPORATION, an Indiana corporation ("SMC"), STANDARD ACQUISITION CORPORATION, a North Carolina Corporation ("SAC") and SAVERS LIFE INSURANCE COMPANY, a North Carolina domestic stock insurance company ("Savers") (SAC and Savers being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, SMC, SAC and Savers agreed to the merger of SAC with and into Savers (the "Merger") and executed an Agreement and Plan of Merger dated as of December 19, 1996 (the "Merger Agreement") to specify the terms of the Merger;

     WHEREAS, the parties intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the parties now desire to amend the Merger Agreement to effect their intention that the Merger qualify as a tax-free reorganization within the meaning of the Code Section 368(a) to satisfy the requirements imposed pursuant to Code Sections 368(a)(1)(A) and 368(a)(2)(E) with respect to a reverse triangular reorganization transaction;

     NOW THEREFORE, pursuant to Section 15.7 of the Merger Agreement and in consideration of the mutual representations, warranties and covenants made herein and of the mutual benefits to be derived herefrom, the parties hereto agree to amend the Merger Agreement as follows:

     1. AMENDMENT TO CASH CONSIDERATION. Section 2.5(c) of the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          "(c) Subject to the provisions of Section 2.10 and 2.12 hereof, each share of Savers Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.5(a)) shall be converted into (i) subject to Section 2.6 below, $1.50 in cash, plus (ii) $6.50 in value of shares of SMC Common Stock, the number of such shares, to be rounded to the nearest hundredth of a share, determined by dividing $6.50 by the average of the closing trading prices as reported by the NASDAQ National Market (the "Average Trading Price") of SMC Common Stock for the ten (10) consecutive trading days ending on the fifth day prior to the earlier of the SMC Stockholders Meeting or the Savers Stockholders Meeting, plus (iii) the Performance Premium described in Article III, below. All such shares of Savers Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a Certificate (as defined in Section 2.8(a)) representing any such shares shall cease to have any rights with respect thereto, except the right to receive shares of SMC Common Stock, cash as provided in this Section 2.5 and Section 2.6 and the Performance Premium, certain dividends and other distributions as contemplated by Section 2.9 and any cash in lieu of fractional shares to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.8."

     2. AMENDMENT TO STOCK ELECTION. Section 2.6 of the Merger Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          "2.6 STOCK ELECTION. Each holder of Savers Common Stock may elect to receive SMC Common Stock in lieu of the cash to which such holder would otherwise be entitled pursuant to Section 2.5(c). In the event that any holder of Savers Common Stock shall make such election, such holder shall be entitled to receive for each share of Savers Common Stock so held, in lieu of the cash into which such Savers Common Stock would otherwise be converted pursuant to Section 2.5(c), an additional number of shares of SMC Common Stock, rounded to the nearest hundredth of a share, determined by dividing $1.50 by the Average Trading Price applied in Section 2.5(c)."

     3. AMENDMENTS TO ARTICLE III INTRODUCTORY LANGUAGE. The first three lines of Article III of the Merger Agreement immediately preceding Section 3.1 of the Merger Agreement shall be deleted in their entirety and the following shall be inserted therefor:

          "A holder of record of Savers Common Stock at the Effective Time ("Record Holder") shall have the following contractual right to receive shares of SMC Common Stock, together with interest payable in cash, subject to the terms and conditions contained herein."

     4. AMENDMENT TO PERFORMANCE PREMIUM ELECTION PROVISIONS. Section 3.4 of the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          "3.4 SMC COMMON STOCK AND INTEREST.

             (a) The 1997 Performance Premium and the 1998 Performance Premium shall be payable in SMC Common Stock and in cash (as interest) as hereinafter determined. The portion of the 1997 Performance Premium and the portion of the 1998 Performance Premium that shall be payable in cash shall be the portion that represents interest computed using the applicable federal rate (short-term) established in Code Section 1274(d) for the month during which the Effective Time pursuant to Section 2.2 occurs. The portions of the 1997 Performance Premium and the 1998 Performance Premiums that represent interest determined in accordance with the immediately preceding sentence shall be the only portions of Performance Premium that shall be payable in cash (with the exception of cash paid as Performance Premium in lieu of fractional shares). The payment of the Performance Premium in shares of SMC Common Stock that is not payable in cash as interest shall consist of the number of shares of SMC Common Stock determined by dividing (i) the amount to which each Record Holder would be entitled in payment of such Performance Premium reduced by the allocable portion of the interest by (ii) the Average Trading Price of SMC Common Stock for the ten (10) consecutive trading days ending on the fifth day prior to the payment date of such Performance Premium, rounded to the nearest hundredth of a share. SMC shall pay cash in lieu of issuing certificates or scrip for fractional shares.

             (b) The 1997 Performance Premium and the 1998 Performance Premium shall be calculated as of December 31, 1997, and December 31, 1998, respectively, based upon the Surviving Corporation's Annual Statements for the years then ended as filed with the North Carolina Department of Insurance. The calculations shall be made no later than April 30, 1998 and 1999, and the payment dates shall be no later than May 31, of 1998 and 1999, respectively.

             (c) The maximum aggregate value of the 1997 Performance Premium and the 1998 Performance Premium payable pursuant to this Merger Agreement shall be $6,000,000."

     5. AMENDMENT TO DELIVERY OF PERFORMANCE PREMIUMS PROVISION. Section 3.5(a) of the Merger Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          "(a) Promptly after the calculation by SMC of the final 1997 Performance Premium and the final 1998 Performance Premium, as the case may be, SMC shall deliver, to the Exchange Agent in trust for the Record Holders, the cash representing interest and the SMC Common Stock payable with respect to such Performance Premium."

     6. AMENDMENT TO EXCHANGE AGENT PERFORMANCE PREMIUM DELIVERY PROVISIONS. The words, ", without interest," in the eighth line of Section 3.5(d) shall be deleted. It is the intention of the parties that the 1997 Performance Premium and the 1998 Performance Premium be calculated in accordance with the provisions of this Article III, as the case may be, and that the portions of the 1997 Performance Premium and the 1998 Performance Premiums that constitute interest (computed using the applicable federal rate (short-term) established in Code
Section 1274(d) for the month during which the Effective Time pursuant to
Section 2.2 occurs) be determined and paid in cash. The parties further intend that the remaining portions of the 1997 Performance Premium and the 1998 Performance Premium be paid in SMC Common Stock, with the exception of any portion of the Performance Premium that would require the issuance of fractional shares, which portion shall also be paid in cash by SMC.

     IN WITNESS WHEREOF, this AMENDMENT TO AGREEMENT AND PLAN OF MERGER has been duly executed and delivered by the parties hereto, effective as of the date first written above.

                                          STANDARD ACQUISITION CORPORATION

                                          By: /s/ EDWARD T. STAHL
                                            ------------------------------------
                                            Name: Edward T. Stahl
                                            Title: Executive Vice President

                                          STANDARD MANAGEMENT CORPORATION

                                          By: /s/ EDWARD T. STAHL
                                            ------------------------------------
                                            Name: Edward T. Stahl
                                            Title: Executive Vice President

                                          SAVERS LIFE INSURANCE COMPANY

                                          By: /s/ JERRY D. STOLTZ
                                            ------------------------------------
                                            Name: Jerry D. Stoltz
                                            Title: President

                                SECOND AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER

     AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of May 7, 1997, among STANDARD MANAGEMENT CORPORATION, an Indiana corporation ("SMC") STANDARD ACQUISITION CORPORATION, a North Carolina Corporation ("SAC") and SAVERS LIFE INSURANCE COMPANY, a North Carolina domestic stock insurance company ("Savers") (SAC and Savers being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, SMC, SAC and Savers agreed to the merger of SAC with and into Savers (the "Merger") and executed an Agreement and Plan of Merger dated as of December 19, 1996, and amended as of February 17, 1997 (the "Merger Agreement"), to specify the terms of the Merger; and

     WHEREAS, the parties acknowledge that, because of events that have transpired since the execution of the Amendment, dated as of February 17, 1997, various provisions contained in the Merger Agreement should be modified; and

     WHEREAS, the parties now desire to amend the Merger Agreement further to effect their intentions accurately;

     NOW THEREFORE, pursuant to Section 15.7 of the Merger Agreement and in consideration of the mutual representations, warranties and covenants made herein and of the mutual benefits to be derived herefrom, the parties hereto agree to amend the Merger Agreement as follows:

     1. AMENDMENT TO CALCULATION OF 1997 PERFORMANCE PREMIUM. Section 3.1 of the Agreement shall be deleted in its entirety and the following shall be inserted in replacement thereof:

          3.1 December 31, 1997 Performance Premium. If the sum of (a) the Surviving Corporation's after-tax net income on a statutory basis for the full calendar year ended December 31, 1997, plus (b) the $256,500 fee payable to Daiwa Securities America, Inc., less the portion of that amount equal to Savers' 1997 marginal federal income tax rate multiplied by the fee amount, plus (c) all amounts paid by Savers pursuant to Section 2.5(d) of the Merger Agreement, less the portion of that amount equal to Savers' 1997 marginal federal income tax rate multiplied by the amount so paid, plus (d) the total of all management fees paid after the Effective Time of the Merger to SMC and any of its other subsidiaries, less the portion of that amount equal to Savers' 1997 marginal federal income tax rate multiplied by the fee amount (such sum hereafter being called the "1997 Adjusted Statutory Net Income") shall be in excess of 15% of the total consideration issued or payable to the stockholders of Savers pursuant to
     Section 2.5 and Section 2.6 (the "1997 Required Return"), the Record Holders shall be entitled to receive a Performance Premium (the "1997 Performance Premium") equal to (a) the excess of 1997 Adjusted Statutory Net Income over the 1997 Required Return, plus (b) $1,000,000.

     2. AMENDMENT TO CALCULATION OF 1998 PERFORMANCE PREMIUM. Section 3.2 of the Agreement shall be deleted in its entirety and the following shall be inserted in replacement thereof:

          3.2 December 31, 1998 Performance Premium. If the sum of (a) the Surviving Corporation's after-tax net income on a statutory basis for the full calendar year ending December 31, 1998, plus (b) the total of all management fees paid by the Surviving Corporation during 1998 to SMC and any of its other subsidiaries, less the portion of that amount equal to Savers' 1998 marginal federal income tax rate multiplied by the fee amount (such sum hereafter being called the "1998 Adjusted Statutory Net Income") shall be in excess of 15% of the total consideration issued or payable to the stockholders of Savers pursuant to Section 2.5, Section 2.6 and Section
     3.1 (the "1998 Required Return"), the Record Holders shall be entitled to receive a Performance Premium (the "1998 Performance Premium") equal to (a) the excess of 1998 Adjusted Statutory Net Income over the 1998 Required Return, plus (b) $1,000,000.

     3. AMENDMENT TO LOCKUP AGREEMENT REQUIREMENT. In recognition of the fact that each director of Savers will be limited, pursuant to Rule 145 under the Securities Act, in his ability to resell shares of SMC Common Stock acquired in exchange for his shares of Savers Common Stock in the Merger, and there is no need for duplication of such restrictions. Section 11.11 of the Merger Agreement is hereby amended by deleting therefrom the words "director or".

     4. AMENDMENT TO SECTION 14.1(D). In view of the fact that the Merger cannot now reasonably be expected to be consummated by May 30, 1997, Section 14.1(d) of the Merger Agreement is hereby amended to change the "May 30, 1997" Merger deadline date appearing therein to "June 30, 1997".

     5. AMENDMENTS TO GLOSSARY. The term "1997 Statutory Net Income" appearing in the Glossary (Exhibit A to the Merger Agreement) is hereby changed to "1997 Adjusted Statutory Net Income", and the term "1998 Statutory Net Income" appearing in the Glossary (Exhibit A to the Merger Agreement) is hereby changed to "1998 Adjusted Statutory Net Income".

     IN WITNESS WHEREOF, this SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER has been duly executed and delivered by the parties hereto, effective as of the date first written above.

                        STANDARD MANAGEMENT CORPORATION

By:                           /s/ RONALD D. HUNTER

    -----------------------------------------------------

    Name: Ronald D. Hunter

                                  ----------------------------------------------

    Title: Chairman and CEO

                                 -----------------------------------------------

STANDARD ACQUISITION CORPORATION

By:                            /s/ EDWARD T. STAHL

    -----------------------------------------------------

    Name: Edward T. Stahl

                                  ----------------------------------------------

    Title: Executive Vice President

                                 -----------------------------------------------
SAVERS LIFE INSURANCE COMPANY

By:                            /s/ JERRY D. STOLTZ

    -----------------------------------------------------

    Name: Jerry D. Stoltz

                                  ----------------------------------------------

    Title: President

                                 -----------------------------------------------

                                THIRD AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER

     AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of June 27, 1997, among STANDARD MANAGEMENT CORPORATION, an Indiana corporation ("SMC"), STANDARD ACQUISITION CORPORATION, a North Carolina Corporation ("SAC") and SAVERS LIFE INSURANCE COMPANY, a North Carolina domestic stock insurance company ("Savers") (SAC and Savers being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, SMC, SAC and Savers agreed to the merger of SAC with and into Savers (the "Merger") and executed an Agreement and Plan of Merger dated as of December 19, 1996, and amended as of February 17, 1997 and as of May 7, 1997 (the "Merger Agreement"), to specify the terms of the Merger; and

     WHEREAS, the parties acknowledge that, because of events that have transpired since the execution of the Amendment, dated as of May 7, 1997,
Section 14.1(d) of the Merger Agreement should be further modified, and they now desire to amend the Merger Agreement further to extend the date set forth in that Section;

     NOW THEREFORE, pursuant to Section 15.7 of the Merger Agreement and in consideration of the mutual representations, warranties and covenants made herein and of the mutual benefits to be derived herefrom, and, in view of the fact that the Merger cannot now reasonably be expected to be consummated by June 30, 1997, the parties hereby agree to amend the Merger Agreement as follows:
Section 14.1(d) of the Merger Agreement is hereby further amended to change the "June 30, 1997" Merger deadline date appearing therein to "September 10, 1997".

     IN WITNESS WHEREOF, this THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER has been duly executed and delivered by the parties hereto, effective as of the date first written above.

STANDARD MANAGEMENT CORPORATION

By:                          /s/ RONALD D. HUNTER

    --------------------------------------------------------

    Name: Ronald D. Hunter

                            -------------------------------------------------

    Title: Chairman and CEO

                           --------------------------------------------------

STANDARD ACQUISITION CORPORATION

By:                          /s/ EDWARD T. STAHL

    --------------------------------------------------------

    Name: Edward T. Stahl

                            -------------------------------------------------

    Title: Executive Vice President

                           --------------------------------------------------
   SAVERS LIFE INSURANCE COMPANY

   By:                          /s/ JERRY D. STOLTZ

       --------------------------------------------------------

       Name: Jerry D. Stoltz

                               -------------------------------------------------

       Title: President

                              --------------------------------------------------

                                FOURTH AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER

     AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of July 31, 1997, among STANDARD MANAGEMENT CORPORATION, an Indiana corporation ("SMC"), STANDARD ACQUISITION CORPORATION, a North Carolina Corporation ("SAC") and SAVERS LIFE INSURANCE COMPANY, a North Carolina domestic stock insurance company ("Savers") (SAC and Savers being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, SMC, SAC and Savers agreed to the merger of SAC with and into Savers (the "Merger") and executed an Agreement and Plan of Merger dated as of December 19, 1996, and amended as of February 17, 1997, as of May 7, 1997, and as of June 27, 1997 (the "Merger Agreement"), to specify the terms of the Merger; and

     WHEREAS, the parties acknowledge that, because of events that have transpired since the execution of the Amendment, dated as of June 27, 1997,
Section 14.1(d) of the Merger Agreement should be further modified, and they now desire to amend the Merger Agreement further both to extend the date set forth in that Section and to provide for automatic termination of the Agreement if the Merger shall not have occurred by November 5, 1997;

     NOW THEREFORE, pursuant to Section 15.7 of the Merger Agreement and in consideration of the mutual representations, warranties and covenants made herein and of the mutual benefits to be derived herefrom, and, in view of the fact that the Merger cannot now reasonably be expected to be consummated by September 10, 1997, the parties hereby agree to amend the Merger Agreement as follows:

     1. Section 14.1(d) of the Merger Agreement is hereby further amended to change the "September 10, 1997" Merger deadline date appearing therein to "November 5, 1997".

     2. A new Section 14.1(g) is hereby added to the Merger Agreement as follows:

          (g) Notwithstanding any other provision of this Merger Agreement to the contrary, if the Effective Time shall not have occurred at or before 11:59 PM, Eastern Time, on November 5, 1997, this Merger Agreement shall automatically terminate at that time and, subject to the provisions of
     Section 14.2 hereof, shall become thereafter null and void; provided, however, that this termination provision may be waived upon the authority and direction of the boards of directors of both Savers and SMC, and the failure of either board to approve such a waiver shall not be considered a failure to proceed in good faith.

     IN WITNESS WHEREOF, this FOURTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER has been duly executed and delivered by the parties hereto, effective as of the date first written above.

STANDARD MANAGEMENT CORPORATION
By:                           /s/ RONALD D. HUNTER

    -----------------------------------------------------
Name: Ronald D. Hunter
                                        ----------------------------------------
Title: Chairman and CEO
                                      ------------------------------------------

STANDARD ACQUISITION CORPORATION
By:                            /s/ EDWARD T. STAHL

    -----------------------------------------------------
Name: Edward T. Stahl
                                        ----------------------------------------
Title: Executive Vice President
                                      ------------------------------------------
SAVERS LIFE INSURANCE COMPANY
By:                            /s/ JERRY D. STOLTZ

    -----------------------------------------------------
Name: Jerry D. Stoltz
                                        ----------------------------------------
Title: President
                                      ------------------------------------------

                                                                         ANNEX B

                                  ARTICLE 13.

                              DISSENTERS' RIGHTS.

            PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SECTION 55-13-01. DEFINITIONS. IN THIS ARTICLE:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

          (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SECTION 55-13-02. RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SECTION 55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder.

SECTIONS 55-13-04 TO 55-13-19: RESERVED FOR FUTURE CODIFICATION PURPOSES.

             Part 2. Procedure for Exercise of Dissenters' Rights.

SECTION 55-13-20. NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SECTION 55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SECTION 55-13-22. DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article.

SECTION 55-13-23. DUTY TO DEMAND PAYMENT.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

SECTION 55-13-24. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SECTION 55-13-25. OFFER OF PAYMENT.

     (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment, and shall pay this amount to each dissenter who agrees in writing to accept it in full satisfaction of his demand.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of offer of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article.

SECTION 55-13-26. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SECTION 55-13-27. RESERVED FOR FUTURE CODIFICATION PURPOSES.

SECTION 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the corporation's offer under G.S. 55-13-25 and demand payment of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment to a dissenter who accepts the corporation's offer under G.S. 55-13-25 within 30 days after the dissenter's acceptance; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation offered payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SECTION 55-13-29: RESERVED FOR FUTURE CODIFICATION PURPOSES.

                      Part 3. Judicial Appraisal of Shares

SECTION 55-13-30. COURT ACTION.

     (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the date of his payment demand under G.S. 55-13-28 and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the corporation shall pay to the dissenter the amount offered by the corporation under G.S. 55-13-25.

     (a1) If the dissenter does not commence the proceeding within the 60-day period, the dissenter shall have an additional 30 days to either (i) accept in writing the amount offered by the corporation under G.S. 55-13-25, upon which the corporation shall pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting shareholder. A dissenter who takes no action within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. However, in a proceeding by a dissenter in a public corporation, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SECTION 55-13-31. COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                         ANNEX C

                        STANDARD MANAGEMENT CORPORATION

                  AMENDED AND RESTATED 1992 STOCK OPTION PLAN

                                I. INTRODUCTION

     1. Purposes. The purpose of the 1992 Stock Option Plan (the "Plan") of Standard Management Corporation and its subsidiaries (collectively, the "Company") are to align the interests of the Company's stockholders and the recipients of awards under the Plan by increasing the proprietary interest of such recipients in the Company's growth and success and furthermore, to advance the interests of the Company by attracting and retaining officers and key employees and well-qualified persons who are not salaried officers or employees of the Company for service as directors, upon whose judgment the Company is largely dependent for the successful conduct of its operations and success and by providing such individuals with incentives to put forth maximum efforts for the long-term success of the Company's business by means of performance-related incentives.

     2. Administration. The Plan shall be administered by a committee (the "Committee") consisting of the Board of Directors of the Company.

     The Committee shall, subject to the terms of the Plan, select eligible officers and other key employees for participation in the Plan and determine the number of shares of Common Stock allocable to an award granted hereunder, any exercise price associated with such award, the time and conditions of exercise and all other terms and conditions of the award, including, without limitation, the form of any option agreement. The Committee may, subject to the terms of the Plan, interpret the Plan, establish rules and regulations for the administration of the Plan, and impose, incidental to the grant of an award, conditions with respect to the grant or award of stock options, competitive employment or other activities. All such rules, regulations and interpretations shall be conclusive and binding on all parties. All awards under the Plan shall be evidenced by written agreements between the Company and the recipients of such awards and no such award shall be valid until so evidenced.

     The Committee may delegate some or all of its power and authority hereunder to the Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate; provided however, that the Committee may not delegate its power and authority with regard to the selection for participation in the Plan of an officer or other person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or decisions concerning the timing, pricing and amount of a grant or award to an officer or such other person.

     Neither the Committee nor any member thereof shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan in good faith, and the members of the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law and under any directors' and officers' liability insurance that may be in effect from time to time.

     A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee without a meeting, shall be the acts of the Committee.

     3. Eligibility. Participants in the Plan will consist of such officers or other key employees of the Company and its subsidiaries as the Committee in its sole discretion may select from time to time. Members of the Board of Directors of the Company who are not full-time salaried officers or employees of the Company or its subsidiaries ("Outside Directors") shall be eligible to participate in the Plan in accordance with Section III. The Committee's selection of a person to participate in the Plan in any year shall not require the Committee to select such person to participate in the Plan in any other year. No employee shall have the right to be selected to participate in the Plan.

     4. Shares Issuable. Subject to adjustment as provided in Section IV.7 of the Plan, 2,500,000 shares of the common stock, no par value, of the Company ("Common Stock"), are available for awards under the Plan. If any outstanding option, in whole or in part, expires or terminates unexercised or is canceled or forfeited, the shares of Common Stock allocable to the unexercised, canceled or forfeited portion of such option shall again be made the subject of awards under the Plan.

     Shares of Common Stock to be delivered upon exercise of options under the Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

                               II. STOCK OPTIONS

     1. Grants of Stock Options. The Committee may, in its discretion, grant options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. All options granted hereunder shall be non-qualified stock options.

     2. Terms of Stock Options. Options granted hereunder shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

          (a) Purchase Price. The purchase price per share of Common Stock purchasable upon exercise of an option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon exercise of an option shall not be less than 100% of the fair market value of the Common Stock on the date of grant of such option. For purposes of this Plan, "Fair Market Value" shall be determined by the Committee.

          (b) Option Period and Exercisability. Each option granted hereunder may be granted at any time on or after the effective date, and prior to the termination, of this Plan, provided that no option may be granted later than ten years after the date this Plan is adopted. The period for the exercise of each option shall be determined by the Committee, provided that no incentive stock option may be exercised later than ten years after the date such option is granted. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments or in full at any time. An exercisable option, or portion thereof, may be exercised in whole or in part only with respect to whole shares of Common Stock.

          (c) Method of Exercise. An option may be exercised (i) by giving written notice to the Company specifying the number of whole shares to be purchased and accompanied by payment therefor in full either (A) in cash,
     (B) in previously owned whole shares of Common Stock (for which the participant has good title free and clear of all liens and encumbrances) having a fair market value determined as of the date of exercise, (C) by authorizing the Company to retain whole shares of Common Stock which would otherwise be issuable upon exercise of the option having a fair market value determined as of the date of exercise, (D) in cash by a broker-dealer to whom the holder of the option has submitted an irrevocable notice of exercise, or (E) a combination of (A), (B) and (C), in each case to the extent determined by the Committee at the time of grant of an option, and
     (ii) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued until the full purchase price has been paid.

          (d) Replacement of Options. The Committee may, in its discretion, grant to the holder of an option granted under this Plan or any other plan of the Company, in exchange for the surrender and cancellation of such option, a new option on such terms and conditions as may be determined by the Committee in accordance with this Plan.

          (e) Additional Options. The Committee shall have the authority to include in any award agreement relating to options a provision entitling the participant to an additional option in the event such participant exercises the option represented by such award agreement, in whole or in part, by delivering previously owned whole shares of Common Stock in payment of the purchase price in accordance with this Plan and such award agreement. Any such additional option shall be for a number of shares of Common Stock equal to the number of delivered shares, shall have a purchase price determined by the Committee in accordance with this Plan, shall be exercisable on the terms and subject to the conditions established by the Committee at the time of grant of such additional option, and shall be subject to such other terms and conditions as the Committee shall determine in accordance with this Plan.

     3. Termination of Employment.

          (a) Disability. If a participant's employment by the Company or a subsidiary of the Company terminates by reason of disability, any option held by such participant shall become fully exercisable and may thereafter be exercised by the participant for a period of three years (or such shorter period as the Committee may specify at the time of grant of such option) from the date of such participant's termination of employment or until the expiration of the term of such option, whichever period is shorter. For purposes of this Plan, "disability" shall mean the inability of a participant to substantially perform his duties for a continuous period of six months.

          (b) Retirement. If a participant's employment by the Company or a subsidiary of the Company terminates by reason of retirement on or after age 62 after a minimum of three years of employment with the Company and/or one or more subsidiaries of the Company any option held by such participant shall become fully exercisable and may thereafter be exercised by the participant or the participants's legal representative for a period of three years (or such shorter period as the Committee may specify at the time of grant of such option) from the date of such participant's termination of employment or until the expiration of the term of such option, whichever period is shorter.

          (c) Death. If a participant's employment by the Company or a subsidiary of the Company terminates by reason of death, any option held by such participant shall become fully exercisable and may thereafter be exercised by such participant's Permitted Transferees or legal representative, as the case may be, for a period of three years (or such shorter period as the Committee may specify at the time of grant of such option) from the date of death or until the expiration of the term of such option, whichever period is shorter. If a participant dies during the three year period following termination of employment by reason of disability, or if a participant dies during the three year period following termination of employment by reason of retirement on or after age 62 after a minimum of three years of employment with the Company and/or one or more subsidiaries of the Company, or if a participant dies during the one year period following termination of employment for any other reason other than termination of employment for cause, any option held by such participant shall be exercisable only to the extent that such option was exercisable on the date of such participant's death and may thereafter be exercised by such participant's Permitted Transferees or legal representative, as the case may be, for a period of one year (or such shorter period as the Committee may specify at the time of grant of such option) from the date of death or until the expiration of the term of such option, whichever period is shorter.

          (d) Other Termination. If a participant's employment by the Company or a subsidiary of the Company terminates for any reason other than disability, retirement on or after age 62 after a minimum of three years of employment with the Company and/or one or more subsidiaries of the Company, or death, any option held by such participant shall be exercisable only to the extent that such option was exercisable on the date of such participant's termination of employment and may thereafter be exercised for a period of one year (or such shorter period as the Committee may specify at the time of grant of such option) from the date of such participant's termination of employment or until the expiration of the term of such option, whichever period is shorter; provided, however, that if such participant's employment is terminated for cause, any option held by such participant shall terminate automatically on the date of such participant's termination of employment. For purposes of this plan, termination of employment "for cause" shall mean a termination of employment resulting from, or caused by, the participant's theft or embezzlement from the Company, the violation of a material term or condition of the participant's employment, the participant's disclosure of confidential information of the Company, the conviction of the participant of a crime of moral turpitude or the participant's engagement in acts or conduct which, in the opinion of the Board of Directors, is adverse to the interests of the Company.

               III. PROVISIONS RELATING TO NON-EMPLOYEE DIRECTORS

     1. Eligibility. Each Outside Director shall be granted options to purchase shares of Common Stock in accordance with this Section III.

     2. Grants of Stock Options. Each Outside Director shall be granted non-qualified stock options as follows:

          (a) Initial Options. On April 30, 1993 (or, if later, on the date on which a person is first elected or begins to serve as an Outside Director), each Outside Director shall be granted an option to purchase 500 shares of Common Stock at a purchase price per share equal to the fair market value of the Common Stock on the date of grant of such option.

          Subsequent Options. On the date of the Company's annual meeting of stockholders next succeeding the date on which an Outside Director received an initial option and, thereafter, on the date of each succeeding annual meeting of stockholders of the Company, such Outside Director, if serving as an Outside Director immediately after such meeting, shall be granted an option to purchase such number of shares of Common Stock as the Committee shall determine, provided that such number shall not be less than 500, at a purchase price per share equal to the fair market value of the Common Stock on the date of grant of such option.

          (b) Option Period and Exercisability. Each option granted hereunder to an Outside Director shall be granted after the effective date, and prior to the termination, of this Plan. Each such option shall be fully exercisable on the date of grant. Each option granted hereunder to an Outside Director shall be exercisable for a period of ten years from the date of grant. An exercisable option, or portion thereof, may be exercised in whole or in part only with respect to whole shares of Common Stock. Options granted to Outside Directors shall be exercisable in accordance with Section II.2(c).

     3. Termination of Directorship.

          (a) Disability, Retirement and Death. If an Outside Director's directorship terminates by reason of disability, retirement on or after age 62 after a minimum of three years of service as a director of the Company, or death, any option granted under this Section III and held by such director may thereafter be exercised by such director (or such director's Permitted Transferees or legal representative, as the case may be) for a period of three years from the date of such termination of such director's directorship or until the expiration of the term of such option, whichever period is shorter.

          If an Outside Director dies during the three-year period following termination of such director's directorship by reason of disability or retirement, or if an Outside Director dies during the one-year period following termination of such director's directorship for any reason other than removal for cause, any option held by such director may thereafter be exercised by such director's Permitted Transferees or legal representative, as the case may be, for a period of one year from the date of death or until the expiration of the term of such option, whichever period is shorter.

          (b) Other Termination. If an Outside Director's directorship terminates for any reason other than disability, retirement on or after age 62 after a minimum of three years of service as a director of the Company, or death, any option held by such director and may thereafter be exercised for a period of one year from such date or until the expiration of the term of such option, whichever period is shorter; provided, however, that if such director is removed for cause, any option held by such director shall terminate automatically on the date of such removal.

                                  IV. GENERAL

     1. Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval and, if approved, shall become effective on August 31, 1992. In the event that this Plan is not approved by the stockholders of the Company, this Plan and any awards hereunder shall be void and of no force or effect. This Plan shall terminate ten years after its effective date unless terminated earlier by the

Board of Directors. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination.

     2. Amendments. The Board of Directors may amend this Plan as it shall deem advisable, subject to any requirement of stockholder approval imposed by applicable law; provided, however, that no amendment shall be made without stockholder approval if such amendment would (a) increase the maximum number of shares of Common Stock available under this Plan (subject to Section IV.7), (b) reduce the minimum purchase price in the case of an option or, (c) extend the term of this Plan; provided, further, that this Plan shall not be amended in a manner which fails to comply with Rule 16b-3 under Section 16 of the Exchange Act. No amendment may impair the rights of a holder of an outstanding option without the consent of such holder.

     3. Award Agreement. Each award under this Plan shall be evidenced by an award agreement setting forth the terms and conditions applicable to such award. No award shall be effective unless and until an award agreement has been executed by the Company and the participant and delivered to the Company. Except as required by Rule 16b-3, each award shall be effective as of the date of grant by the Committee, provided that an award agreement is executed by the Company and the participant and delivered to the Company.

     4. Non-Transferability. No award made hereunder shall be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or ERISA, or the rules and regulations thereunder and shall be exercisable during the participant's lifetime only by the participant or the participant's Legal Representative. Except as permitted by the preceding sentence, no award made hereunder shall be transferred, assigned, pledged, hypothecated or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so transfer, assign, pledge, hypothecate or otherwise dispose of any award made hereunder, such award and all rights thereunder shall immediately become null and void.

     5. Tax Withholding. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock hereunder, payment by the participant of any Federal, state, local or other taxes which may be required to be withheld or paid in connection with an award hereunder. An award agreement may provide that (i) the number of shares of Common Stock issuable in respect to such award shall be reduced by the amount necessary to satisfy any such obligation or (ii) the participant may satisfy any such obligation by any of the following means: (A) a cash payment to the Company, (B) delivery to the Company of previously owned whole shares of Common Stock to the Company of previously owned whole shares of Common Stock (for which the participant has good title, free and clear of all liens and encumbrances) having a fair market value determined as of the date of the obligation to withhold or pay taxes first arises in connection with an award (the "Tax Date"), (C) authorizing the Company to withhold from the shares of Common Stock otherwise issuable to the participant pursuant to an award, a number of whole shares of Common Stock having a fair market value determined as of the Tax Date or (D) any combination of the foregoing methods; provided, however, that in the case of a participant who is subject to Section 16 of the Exchange Act, the method of satisfying such an obligation shall be in compliance with Section 16 and the rules and regulations thereunder. An award agreement may provide for shares of Common Stock to be delivered or withheld having a fair market value in excess of the minimum amount required to be withheld, but not in excess of the amount determined by applying the participant's maximum marginal tax rate. Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the participant. The Company may require that any or all obligations to satisfy or pay taxes with respect to any award shall be satisfied or paid by the participant prior to satisfaction of such award by the Company.

     6. Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the issuance of shares thereunder, such shares shall not be issued unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of

Common Stock issued pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     7. Adjustment. In the event of any change in the outstanding Common Stock by reason of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization, or any distribution to holders of Common Stock other than a cash dividend, the number and class of shares available under this Plan, the number and class of shares under each outstanding option and the purchase price per share, shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options without a change in the aggregate purchase price.

     8. Change in Control.

          (a) Notwithstanding any provision in this Plan or any award agreement, in the event of a Change in Control, each holder thereof, and each such option shall immediately be cancelled by the Company, and the holder shall receive, within ten days of the occurrence of a Change in Control pursuant to Section (b)(1) or (2) below or within ten days of the approval of the stockholders of the Company pursuant to Section (b)(3) or (4) below, a cash payment from the Company in an amount equal to the number of shares of Common Stock subject to such option, multiplied by the difference between the purchase price per share of Common Stock subject to the option and (A) the highest per share price offered to stockholders of the Company in any transaction whereby the Change in Control takes place or (B) the fair market value of a share of Common Stock on the date of occurrence of the Change in Control, if the Change in Control occurs other than pursuant to an acquisition of shares of Common Stock.

          (b) "Change in Control" shall mean:

             (1) the acquisition by any individual, entity or group (a "Person"), including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting owner of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities), (B) any acquisition by the Company, (C) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition by any corporation pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i), (ii) and (iii) of subsection (3) of this Section (8)(b) shall be satisfied and provided further that, for purposes of clause (B), if any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company) shall become the beneficial owner of 20% or more of the Outstanding Company Common Stock or 20% or more of the Outstanding Company Voting Securities by reason of an acquisition by the Company, and such Person shall, after such acquisition by the Company, become the beneficial owner of any additional Outstanding Company Voting Securities and such beneficial ownership is publicly announced, such additional beneficial ownership shall constitute a Change in Control;

             (2) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; provided, however, that any individual who becomes a director of the Company subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed to have been a member of the Incumbent Board; and provided further, that no individual who was initially elected as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act, or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to have been a member of the Incumbent Board;

             (3) approval by the stockholders of the Company of a reorganization, merger or consolidation unless, in any such case, immediately after such reorganization, merger or consolidation, (i) more than 60% of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and more than 60% of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals or entitles who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation and in substantially the same proportions relative to each other as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (ii) no Person (other than the Company, any employee benefit plan (or related trust) sponsored or maintained by the Company or the corporation resulting from such reorganization, merger or consolidation (or any corporation controlled by the Company) and any Person which beneficially owned, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 20% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20% or more of the then outstanding shares of common stock of such corporation or 20% or more of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board of Directors providing for such reorganization, merger or consolidation; or

             (4) approval by the stockholders of the Company of (i) a plan of complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company other than to a corporation with respect to which, immediately after such sale or other disposition, (A) more than 60% of the then outstanding shares of common stock thereof and more than 60% of the combined voting power of the then outstanding securities thereof entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such sale or other disposition and in substantially the same proportions relative to each other as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (other than the Company, any employee benefit plan (or related trust) sponsored or maintained by the Company or such corporation (or any corporation controlled by the Company) and any Person which beneficially owned, immediately prior to such sale or other disposition, directly or indirectly, 20% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20% or more of the then outstanding shares of common stock thereof or 20% or more of the combined voting power of the then outstanding securities thereof entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors thereof were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition.

     9. Unfunded Plan. This Plan shall be unfunded. Neither the Company nor the Committee shall be required to segregate any assets that may at any time be represented by awards made hereunder. Neither the

Company nor the Committee shall be deemed to be a trustee of any amounts to be distributed or paid hereunder. Any liability or obligation of the Company to any person with respect to an award shall be based solely upon this Plan and the award agreement. No such liability or obligation shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Company or any affiliate of the Company.

     10. No Right of Participation or Employment. No person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by the Company or any affiliate of the Company or affect in any manner the right of the Company or any affiliate of the Company to terminate the employment of any person at any time without liability hereunder.

     11. Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

     12. Designation of Beneficiary. Each participant shall file with the Committee a written designation of one or more persons as such participant's beneficiary or beneficiaries (both primary and contingent) to whom distributions and payments under this Plan shall be made in the event of the participant's death prior to distribution or payment to participant of all awards or amounts due hereunder. To the extent an outstanding option granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option.

     Each beneficiary designation shall become effective only when filed in writing with the Committee during the participant's lifetime on a form prescribed by the Committee. The filing with the Committee of a new beneficiary designation shall cancel all previously filed beneficiary designations.

     If a participant fails to designate a beneficiary, or if all designated beneficiaries of a participant predecease the participant [or die prior to completion of all distributions and payments due to the participant under this Plan], then the Committee shall direct that all remaining distributions and payments be made to the participant's estate.

     13. Governing Law. This Plan, all awards hereunder, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Indiana and construed in accordance therewith without giving effect to principles of conflicts of laws.

     14. Approval of Plan. This Plan and all awards made hereunder shall be null and void if the adoption of this Plan is not approved by the stockholders of the Company.

     15. Permitted Transferee. As used herein, the term Permitted Transferee shall include any transferee (i) pursuant to a transfer permitted under Section
IV.4 hereof or (ii) designated in accordance with Section IV.12 hereof.

     16. Legal Representative. As used herein, the term Legal Representative shall include a guardian, administrator, executor and other person acting in a similar capacity.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Indiana Business Corporation Law permits an Indiana corporation to indemnify its directors and officers from liability for their conduct if such conduct was made in good faith with the reasonable belief that such conduct was in the corporation's best interest. If the individual was not acting in his or her official capacity with the corporation, then indemnification is permitted for good faith conduct made with the reasonable belief that such conduct was at least not opposed to the best interest of the corporation. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer, who is wholly successful in the defense of any proceeding to which the director or officer is a party by virtue of being a director or officer of the corporation, against reasonable expenses incurred in connection with the proceeding. Indemnification can be made in advance of the final disposition of a proceeding if certain procedural requirements are met. An Indiana corporation is permitted to purchase and maintain insurance on behalf of directors and officers against liability asserted against them in that capacity or arising from an individual's status as a director or officer, whether or not the corporation would have power to indemnify the individual against the same liability under the Indiana Business Corporation Law. In addition, the stockholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation or by-laws.

     The Articles of Incorporation of SMC provide for the indemnification of directors and officers against reasonable expenses actually incurred, except in relation to any action in which it is finally adjudged that the director or officer is liable for willful misconduct or recklessness in the performance of corporate duties. In addition, indemnification is permitted for amounts paid by directors or officers upon judgement and the reasonable costs of settlement of any such action, if a majority of a disinterested committee of the SMC Board determines that such payment or settlement is in the interest of the SMC and that the director or officer to be reimbursed did not engage in any act constituting willful misconduct or recklessness in the performance of corporate duties.

     The Bylaws of SMC provide for indemnification of directors and officers to the fullest extent available under then applicable law.

     SMC has entered into separate indemnification agreements with some of its directors that may require SMC, among other things, to indemnify them against certain liabilities that may arise by reason of their status of service as directors, to the maximum extent permitted under the Indiana Business Corporation Law. Standard Life has entered into separate indemnification agreements with each of its directors and each of the directors of SMC, which agreements require Standard Life, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under Indiana law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following is a list of Exhibits included as part of this Registration Statement. Items marked with an asterisk are filed herewith.

 2.1 Agreement and Plan of Merger dated as of December 19, 1996 among SMC, Standard Acquisition Corporation ("SAC") and
         Savers Life (included in Annex A to the Proxy
         Statement/Prospectus). Schedules to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation 5-K. SMC hereby agrees to furnish copies of such Schedules to the SEC upon request.
 2.2 Amendment to Agreement and Plan of Merger dated as of February 17, 1997 among SMC, Standard Acquisition
         Corporation ("SAC") and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
 2.3 Second Amendment to Agreement and Plan of Merger dated as of May 7, 1997 among SMC, SAC and Savers Life (included in
         Annex A to the Proxy Statement/Prospectus).

 2.4 Third Amendment to Agreement and Plan of Merger dated as of June 27, 1997 among SMC, SAC and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
 2.5 Fourth Amendment to Agreement and Plan of Merger dated as of July 31, 1997 among SMC, SAC and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
 3.1 Amended and Restated Articles of Incorporation of SMC, as amended (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
         1995).
 3.2 Amended and Restated Bylaws of SMC, as amended (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993 and to Exhibit 3 of SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1994).
 4.1 Form of Senior Note Agreement Warrant (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
 4.2 Form of Oppbridge Partners Warrant (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
 4.3 Registration Rights Agreement, dated as of May 3, 1990 among SMC, Howard T. Cohn and Joseph J. Piazza and the first amendment thereto, dated June 4, 1990 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
 4.4 Amended and Restated Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
 4.5 Form of Fleet National Bank Warrant (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
 4.6 Form of President's Club Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
 4.7 Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Great American Reserve Insurance Company ("Great American Reserve") (incorporated by reference to SMC's Quarterly Report on Form No. 0-20882) for the quarter ended September 30, 1996.
 4.8 Form of Sand Brothers & Company, Ltd. Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
*5. Opinion of Stephen M. Coons regarding the legality of the securities being registered.
*8. Opinion of Womble Carlyle Sandridge & Rice, PLLC regarding certain federal income tax consequences of the Merger.
*9. Voting Trust Agreement dated as of November 8, 1996 among Delta Life and Annuity Company, Messrs. Ronald D. Hunter and Allen O. Jones, Jr., as Voting Trustees, and SMC.
10.1 Amended Advisory Agreement, dated as of August 1, 1991, between SMC and Conseco Capital Management, Inc., as amended, April 17, 1995 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
10.2 Second Amended and Restated Employment Contract by and between SMC and Ronald D. Hunter, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).
10.3 Second Amended and Restated Employment Contract by and between SMC and Edward T. Stahl, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).
10.4 Second Amended and Restated Employment contract by and between SMC and Raymond J. Ohlson, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1995).

10.5 First Amended and Restated Employment Contract by and between SMC and Stephen M. Coons dated and effective, April
         3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June
         30, 1995).
10.6 Indemnification Agreement between SMC and Stephen M. Coons and Coons & Saint, dated August 1, 1991 (incorporated by reference to SMC's Registration Statement on Form S-1
         (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
10.7 Second Amended and Restated 1992 Stock Option Plan, as amended (included in Annex C to the Proxy
         Statement/Prospectus).
10.8 Lease by and between Standard Life and WRC Properties, Inc., dated February 27, 1991 (incorporated by reference to SMC's
         Registration Statement on Form S-1 (Registration No.
         33-53370) as filed with the Commission on January 27, 1993).
10.9 Management Service Agreement between Standard Life and SMC dated August 1, 1992, as amended on January 1, 1997
         (incorporated by reference to SMC's Annual Report on Form
         10-K (File No. 0-20882) for the year ended December 31,
         1996).
10.10    Agreement for Assumption Reinsurance between the National
         Organization Of Life and Health Insurance Guaranty
         Associations and Standard Life, concerning, The Midwest Life
         Insurance Company In Liquidation effective June 1, 1992
         (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
10.11    Reinsurance Agreement between Standard Life and The
         Mercantile and General Reinsurance Company Limited effective
         May 1, 1975 (incorporated by reference to SMC's Registration
         Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
10.12    Reinsurance Agreement between Firstmark Standard Life
         Insurance Company and The Mercantile and General Reinsurance
         Company of America effective February 1, 1984 (incorporated by reference to SMC's Registration Statement on Form S-1
         (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
10.13    Reinsurance Contract between First International and
         Standard Life dated July 10, 1992 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration
         No. 33-53370) as filed with the Commission on January 27,
         1993).
10.14 Renewal Promissory Note from Ronald D. Hunter to SMC in the amount of $337,854 executed December 31, 1996 and due
         December 31, 2001 (incorporated by reference to SMC's Annual
         Report on Form 10-K (File No. 0-20882) for the year ended
         December 31, 1996).
10.15    Amended Reinsurance Agreement between Standard Life and
         Winterthur Life Re Insurance Company effective January 1,
         1995 (incorporated by reference to SMC's Annual Report on
         Form 10-K (File No. 0-20882) for the year ended December 31,
         1995).
10.16    Management Service Agreement between Premier Life
         (Luxembourg) and SMC dated September 30, 1994 (incorporated by reference to SMC's Annual Report on Form 10-K (File No.
         0-20882) for the year ended December 31, 1994).
10.17    Assignment of Management Contract dated October 2, 1995 of
         Management Contract dated January 1, 1987 between DNC and
         Dixie National Life to Standard Life (incorporated by reference to SMC's Annual Report on Form 10-K (File No.
         0-20882) for the year ended December 31, 1995).

10.18 Indemnity Reinsurance Agreement between Dixie National Life and Crown Life Insurance Company dated and effective September 30, 1992, and Amendment No. 1 as amended October 29, 1992; Amendment No. 2 as amended December 9, 1992; Amendment No. 3 as amended February 11, 1993; Amendment No. 4 as amended June 29, 1993; Amendment No. 5 as amended November 17, 1994; Amendment No. 6 as amended December 31, 1996 (the Agreement and Amendment Nos. 1 through 5 are incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995, and Amendment No. 6 is incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
10.19 Automatic Indemnity Reinsurance Agreement between the First International and The Guardian Insurance & Annuity Company, Inc. dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
10.20 Indemnity Retrocession Agreement the ("Guardian Indemnity Retrocession Agreement") between The Guardian Insurance & Annuity Company, Inc. and Standard Life dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 2-20882) for the year ended December 31, 1995).
10.21 Automatic Indemnity Reinsurance Agreement between The Guardian Insurance & Annuity Company, Inc. and Standard Life dated and effective January 1, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
10.22 Administrative Services Agreement between First International and Standard Life dated and effective March 18, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
10.23 Amended and Restated Revolving Line of Credit Agreement dated as of November 8, 1996 between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
10.24 Note Agreement dated as of November 8, 1996 between SMC and Fleet National Bank in the amount of $16,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30,
         1996).
10.25 Amended and Restated Pledge Agreement dated as of November 8, 1996 between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
10.26 Revised Service Contract Agreement dated as of October 16, 1995 and effective January 1, 1995 between Standard Life and Standard Marketing (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
10.27 Amended and Restated Note Agreement dated as of November 8, 1996, as amended and restated on June 30, 1997, by and between SMC and Great American Reserve in the amount of $4,371,573 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
10.28 Amended and Restated Senior Subordinated Convertible Note dated as of November 8, 1996, as amended and restated on June 30, 1997, by and between SMC and Great American Reserve in the amount of $4,371,573 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
10.29 Surplus Debenture dated as of November 8, 1996 by and between SMC and Standard Life in the amount of $13,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30,
         1996).
10.30 Portfolio Indemnify Reinsurance Agreement between Dixie National Life and Cologne Life Reinsurance Company dated and effective December 31, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).

10.31 Note Agreement dated as of June 30, 1997 between SMC, Capitol American Life Insurance Company and Transport Life Insurance Company in the amount of $5,628,427 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
10.32 Senior Subordinated Convertible Note dated as of June 30, 1997 between SMC and Capitol American Life Insurance Company in the amount of $3,628,427 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
10.33 Senior Subordinated Convertible Notes dated as of June 30, 1997 between SMC and Transport Life Insurance Company in the amount of $2,000,000 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June 30, 1997).
*10.34 Coinsurance Agreement effective as of July 1, 1997 by and between Savers Life and World Insurance Company.
*10.35 Amendment I to the Guardian Indemnity Retrocession Agreement effective as of January 1, 1996 by and between The Guardian Insurance and Annuity Company and Standard Life.
11. Statement regarding computation of per share earnings (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
         1996).
21. List of Subsidiaries of SMC (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
*23.1    Consent of Ernst & Young LLP.
*23.2    Consent of KPMG Audit.
*23.3    Consent of D.E. Gatewood and Company.
23.4     Consent of Stephen M. Coons (included in Exhibit 5).
23.5     Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8).
*24.     Powers of Attorney.
*99.1    Form of Proxy to be mailed to the stockholders of SMC.
*99.2    Form of Proxy to be mailed to the stockholders of Savers
         Life.
*99.3    Form of Election to be mailed to the stockholders of Savers
         Life.

-------------------------
* Items marked with an asterisk are filed herewith.

     (b) The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial information included or incorporated by reference herein.

     (c) Not applicable.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10 (a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on September 11, 1997.

                                          STANDARD MANAGEMENT CORPORATION

                                          By:          RONALD D. HUNTER

                                            ------------------------------------
                                                      Ronald D. Hunter
                                               Chairman, President and Chief
                                                      Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                   DATE
                      ---------                                      -----                   ----

                  RONALD D. HUNTER                          Chairman, President and   September 11, 1997
-----------------------------------------------------       Chief Executive Officer
                  Ronald D. Hunter

                   PAUL B. PHEFFER                          Executive Vice            September 11, 1997
-----------------------------------------------------       President, Chief
                   Paul B. Pheffer                          Financial Officer,
                                                            Treasurer and Director
                                                            (Principal Financial
                                                            Officer)

                GERALD R. HOCHGESANG                        Senior Vice President --  September 11, 1997
-----------------------------------------------------       Finance (Principal
                Gerald R. Hochgesang                        Accounting Officer)

                  RAYMOND J. OHLSON                         Director                  September 11, 1997
-----------------------------------------------------
                  Raymond J. Ohlson

                   EDWARD T. STAHL                          Director                  September 11, 1997
-----------------------------------------------------
                   Edward T. Stahl

                  STEPHEN M. COONS                          Director                  September 11, 1997
-----------------------------------------------------
                  Stephen M. Coons

                                                            Director                  September 11, 1997
-----------------------------------------------------
                 Martial R. Knieser

                          *                                 Director                  September 11, 1997
-----------------------------------------------------
                   Ramesh H. Bhat

                                                            Director                  September 11, 1997
-----------------------------------------------------
                   James C. Lanshe

                          *                                 Director                  September 11, 1997
-----------------------------------------------------
                   Robert A. Borns

*By:         RONALD D. HUNTER

     -------------------------------
            Ronald D. Hunter
            Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------

    2.1 Agreement and Plan of Merger dated as of December 19, 1996 among SMC, Standard Acquisition Corporation ("SAC") and Savers Life (included in Annex A to the Proxy Statement/Prospectus). Schedules to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation 5-K. SMC hereby agrees to furnish copies of such Schedules to the SEC upon request.
    2.2 Amendment to Agreement and Plan of Merger dated as of February 17, 1997 among SMC, Standard Acquisition Corporation ("SAC") and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
    2.3 Second Amendment to Agreement and Plan of Merger dated as of May 7, 1997 among SMC, SAC and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
    2.4 Third Amendment to Agreement and Plan of Merger dated as of June 27, 1997 among SMC, SAC and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
    2.5 Fourth Amendment to Agreement and Plan of Merger dated as of July 31, 1997 among SMC, SAC and Savers Life (included in Annex A to the Proxy Statement/Prospectus).
    3.1 Amended and Restated Articles of Incorporation of SMC, as amended (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31,
              1995).
    3.2 Amended and Restated Bylaws of SMC, as amended (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993 and to Exhibit 3 of SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1994).
    4.1 Form of Senior Note Agreement Warrant (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
    4.2 Form of Oppbridge Partners Warrant (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
    4.3 Registration Rights Agreement, dated as of May 3, 1990 among SMC, Howard T. Cohn and Joseph J. Piazza and the first amendment thereto, dated June 4, 1990 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
    4.4 Amended and Restated Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
    4.5 Form of Fleet National Bank Warrant (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended September 30, 1996).
    4.6 Form of President's Club Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
    4.7 Registration Rights Agreement dated as of November 8, 1996 by and between SMC and Great American Reserve Insurance Company ("Great American Reserve") (incorporated by reference to SMC's Quarterly Report on Form No. 0-20882) for the quarter ended September 30, 1996.
    4.8 Form of Sand Brothers & Company, Ltd. Warrant (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1996).
   *5. Opinion of Stephen M. Coons regarding the legality of the securities being registered.
   *8. Opinion of Womble Carlyle Sandridge & Rice, PLLC regarding certain federal income tax consequences of the Merger.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   *9.        Voting Trust Agreement dated as of November 8, 1996 among
              Delta Life and Annuity Company, Messrs. Ronald D. Hunter and
              Allen O. Jones, Jr., as Voting Trustees, and SMC.
   10.1       Amended Advisory Agreement, dated as of August 1, 1991,
              between SMC and Conseco Capital Management, Inc., as
              amended, April 17, 1995 (incorporated by reference to SMC's
              Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
   10.2       Second Amended and Restated Employment Contract by and
              between SMC and Ronald D. Hunter, dated and effective, as
              amended, April 3, 1995 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1995).
   10.3       Second Amended and Restated Employment Contract by and
              between SMC and Edward T. Stahl, dated and effective, as
              amended, April 3, 1995 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1995).
   10.4       Second Amended and Restated Employment contract by and
              between SMC and Raymond J. Ohlson, dated and effective, as amended, April 3, 1995 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1995).
   10.5       First Amended and Restated Employment Contract by and
              between SMC and Stephen M. Coons dated and effective, April
              3, 1995 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for the quarter ended June
              30, 1995).
   10.6       Indemnification Agreement between SMC and Stephen M. Coons and Coons & Saint, dated August 1, 1991 (incorporated by
              reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370) as filed with the Commission on
              January 27, 1993).
   10.7       Second Amended and Restated 1992 Stock Option Plan, as
              amended (included in Annex C to the Proxy
              Statement/Prospectus).
   10.8       Lease by and between Standard Life and WRC Properties, Inc., dated February 27, 1991 (incorporated by reference to SMC's
              Registration Statement on Form S-1 (Registration No.
              33-53370) as filed with the Commission on January 27, 1993).
   10.9       Management Service Agreement between Standard Life and SMC dated August 1, 1992, as amended on January 1, 1997
              (incorporated by reference to SMC's Annual Report on Form
              10-K (File No. 0-20882) for the year ended December 31,
              1996).
   10.10      Agreement for Assumption Reinsurance between the National
              Organization Of Life and Health Insurance Guaranty
              Associations and Standard Life, concerning, The Midwest Life
              Insurance Company In Liquidation effective June 1, 1992
              (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the
              Commission on January 27, 1993).
   10.11      Reinsurance Agreement between Standard Life and The
              Mercantile and General Reinsurance Company Limited effective
              May 1, 1975 (incorporated by reference to SMC's Registration
              Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).
   10.12      Reinsurance Agreement between Firstmark Standard Life
              Insurance Company and The Mercantile and General Reinsurance
              Company of America effective February 1, 1984 (incorporated by reference to SMC's Registration Statement on Form S-1
              (Registration No. 33-53370) as filed with the Commission on
              January 27, 1993).
   10.13      Reinsurance Contract between First International and
              Standard Life dated July 10, 1992 (incorporated by reference to SMC's Registration Statement on Form S-1 (Registration
              No. 33-53370) as filed with the Commission on January 27,
              1993).
   10.14      Renewal Promissory Note from Ronald D. Hunter to SMC in the amount of $337,854 executed December 31, 1996 and due
              December 31, 2001 (incorporated by reference to SMC's Annual
              Report on Form 10-K (File No. 0-20882) for the year ended
              December 31, 1996).
   10.15      Amended Reinsurance Agreement between Standard Life and
              Winterthur Life Re Insurance Company effective January 1,
              1995 (incorporated by reference to SMC's Annual Report on
              Form 10-K (File No. 0-20882) for the year ended December 31,
              1995).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   10.16      Management Service Agreement between Premier Life
              (Luxembourg) and SMC dated September 30, 1994 (incorporated by reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1994).
   10.17      Assignment of Management Contract dated October 2, 1995 of
              Management Contract dated January 1, 1987 between DNC and
              Dixie National Life to Standard Life (incorporated by
              reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1995).
   10.18      Indemnity Reinsurance Agreement between Dixie National Life and Crown Life Insurance Company dated and effective
              September 30, 1992, and Amendment No. 1 as amended October
              29, 1992; Amendment No. 2 as amended December 9, 1992;
              Amendment No. 3 as amended February 11, 1993; Amendment No.
              4 as amended June 29, 1993; Amendment No. 5 as amended
              November 17, 1994; Amendment No. 6 as amended December 31,
              1996 (the Agreement and Amendment Nos. 1 through 5 are
              incorporated by reference to SMC's Annual Report on Form
              10-K (File No. 0-20882) for the year ended December 31,
              1995, and Amendment No. 6 is incorporated by reference to
              SMC's Annual Report on Form 10-K (File No. 0-20882) for the
              year ended December 31, 1996).
   10.19      Automatic Indemnity Reinsurance Agreement between the First
              International and The Guardian Insurance & Annuity Company,
              Inc. dated and effective January 1, 1996 (incorporated by
              reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1995).
   10.20      Indemnity Retrocession Agreement the ("Guardian Indemnity
              Retrocession Agreement") between The Guardian Insurance &
              Annuity Company, Inc. and Standard Life dated and effective
              January 1, 1996 (incorporated by reference to SMC's Annual
              Report on Form 10-K (File No. 2-20882) for the year ended
              December 31, 1995).
   10.21      Automatic Indemnity Reinsurance Agreement between The
              Guardian Insurance & Annuity Company, Inc. and Standard Life
              dated and effective January 1, 1996 (incorporated by
              reference to SMC's Annual Report on Form 10-K (File No.
              0-20882) for the year ended December 31, 1995).
   10.22      Administrative Services Agreement between First
              International and Standard Life dated and effective March
              18, 1996 (incorporated by reference to SMC's Annual Report on Form 10-K (File No. 0-20882) for the year ended December
              31, 1995).
   10.23      Amended and Restated Revolving Line of Credit Agreement
              dated as of November 8, 1996 between SMC and Fleet National
              Bank (incorporated by reference to SMC's Quarterly Report on
              Form 10-Q (File No. 0-20882) for the quarter ended September
              30, 1996).
   10.24      Note Agreement dated as of November 8, 1996 between SMC and
              Fleet National Bank in the amount of $16,000,000
              (incorporated by reference to SMC's Quarterly Report on Form
              10-Q (File No. 0-20882) for the quarter ended September 30,
              1996).
   10.25      Amended and Restated Pledge Agreement dated as of November
              8, 1996 between SMC and Fleet National Bank (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File No.
              0-20882) for the quarter ended September 30, 1996).
   10.26      Revised Service Contract Agreement dated as of October 16,
              1995 and effective January 1, 1995 between Standard Life and
              Standard Marketing (incorporated by reference to SMC's
              Annual Report on Form 10-K (File No. 0-20882) for the year ended December 31, 1995).
   10.27      Amended and Restated Note Agreement dated as of November 8,
              1996, as amended and restated on June 30, 1997, by and
              between SMC and Great American Reserve in the amount of
              $4,371,573 (incorporated by reference to SMC's Quarterly
              Report on Form 10-Q (File No. 0-20882) for the quarter ended
              June 30, 1997).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   10.28      Amended and Restated Senior Subordinated Convertible Note
              dated as of November 8, 1996, as amended and restated on
              June 30, 1997, by and between SMC and Great American Reserve in the amount of $4,371,573 (incorporated by reference to
              SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for
              the quarter ended June 30, 1997).
   10.29      Surplus Debenture dated as of November 8, 1996 by and
              between SMC and Standard Life in the amount of $13,000,000
              (incorporated by reference to SMC's Quarterly Report on Form
              10-Q (File No. 0-20882) for the quarter ended September 30,
              1996).
   10.30      Portfolio Indemnify Reinsurance Agreement between Dixie
              National Life and Cologne Life Reinsurance Company dated and effective December 31, 1996 (incorporated by reference to
              SMC's Annual Report on Form 10-K (File No. 0-20882) for the
              year ended December 31, 1996).
   10.31      Note Agreement dated as of June 30, 1997 between SMC,
              Capitol American Life Insurance Company and Transport Life
              Insurance Company in the amount of $5,628,427 (incorporated by reference to SMC's Quarterly Report on Form 10-Q (File
              No. 0-20882) for the quarter ended June 30, 1997).
   10.32      Senior Subordinated Convertible Note dated as of June 30,
              1997 between SMC and Capitol American Life Insurance Company in the amount of $3,628,427 (incorporated by reference to
              SMC's Quarterly Report on Form 10-Q (File No. 0-20882) for
              the quarter ended June 30, 1997).
   10.33      Senior Subordinated Convertible Notes dated as of June 30,
              1997 between SMC and Transport Life Insurance Company in the amount of $2,000,000 (incorporated by reference to SMC's
              Quarterly Report on Form 10-Q (File No. 0-20882) for the
              quarter ended June 30, 1997).
  *10.34      Coinsurance Agreement effective as of July 1, 1997 by and
              between Savers Life and World Insurance Company.
  *10.35      Amendment I to the Guardian Indemnity Retrocession Agreement
              effective as of January 1, 1996 by and between The Guardian
              Insurance and Annuity Company and Standard Life.
   11.        Statement regarding computation of per share earnings
              (incorporated by reference to SMC's Annual Report on Form
              10-K (File No. 0-20882) for the year ended December 31,
              1996).
   21.        List of Subsidiaries of SMC (incorporated by reference to
              SMC's Annual Report on Form 10-K (File No. 0-20882) for the
              year ended December 31, 1996).
  *23.1       Consent of Ernst & Young LLP.
  *23.2       Consent of KPMG Audit.
  *23.3       Consent of D.E. Gatewood and Company.
   23.4       Consent of Stephen M. Coons (included in Exhibit 5).
   23.5       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8).
  *24.        Powers of Attorney.
  *99.1       Form of Proxy to be mailed to the stockholders of SMC.
  *99.2       Form of Proxy to be mailed to the stockholders of Savers
              Life.
  *99.3       Form of Election to be mailed to the stockholders of Savers
              Life.

-------------------------
* Items marked with an asterisk are filed herewith.